   As Filed with the Securities and Exchange Commission on June 9, 2000


                                                      REGISTRATION NO. 333-30844
                                                                       811-05846
--------------------------------------------------------------------------------
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    ------------
                            PRE-EFFECTIVE AMENDMENT NO. 1                   /X/

                                         TO
                                      FORM N-4


              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                        AND

                                  AMENDMENT NO. 25                          /X/
                                         TO
                    REGISTRATION STATEMENT UNDER THE INVESTMENT
                                COMPANY ACT OF 1940

                    SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F
                             (Exact Name of Registrant)

                    SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                                (Name of Depositor)

                            ONE SUN LIFE EXECUTIVE PARK
                        WELLESLEY HILLS, MASSACHUSETTS 02481
                (Address of Depositor's Principal Executive Offices)

                    DEPOSITOR'S TELEPHONE NUMBER: (781) 237-6030


             EDWARD M. SHEA, ASSISTANT VICE PRESIDENT AND SENIOR COUNSEL
                    SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                                  ONE COPLEY PLACE
                            BOSTON, MASSACHUSETTS 02116
                      (Name and Address of Agent for Service)

                            COPIES OF COMMUNICATIONS TO:
                                JOAN E. BOROS, ESQ.
                 JORDEN BURT BOROS CICCHETTI BERENSON & JOHNSON LLP
                         1025 THOMAS JEFFERSON STREET, N.W.
                                  SUITE 400 EAST
                            WASHINGTON, D.C. 20007-0805

Approximate Date of Proposed Public Offering: Upon the date of effectiveness or as soon thereafter as practicable.

Title and amount of securities being registered: Interests under flexible payment deferred annuity contracts.

                                       PART A

                        INFORMATION REQUIRED IN A PROSPECTUS

    Attached hereto and made a part hereof is the Profile and Prospectus dated June 9, 2000 for each of the following:


          MFS Regatta Choice Variable and Fixed Annuity
          Futurity III Variable and Fixed Annuity

                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)


                                                                    JUNE 9, 2000


                                    PROFILE

                               MFS REGATTA CHOICE
                               VARIABLE AND FIXED
                                    ANNUITY

      THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE FULL PROSPECTUS WHICH ACCOMPANIES THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY.

      1. THE MFS REGATTA CHOICE ANNUITY

      The MFS Regatta Choice Annuity is a flexible payment deferred annuity contract ("Contract") designed for use in connection with retirement and deferred compensation plans, some of which may qualify for favorable federal income tax treatment. The Contract is intended to help you achieve your retirement savings or other long-term investment goals.


      The Contract has two phases: an Accumulation Phase and an Income Phase. During the Accumulation Phase, you make payments into the Contract; any investment earnings under your Contract accumulate on a tax-deferred basis and are taxed as income only when withdrawn. During the Income Phase, we make annuity payments in amounts determined in part by the amount of money you have accumulated under your Contract during the Accumulation Phase. You choose when the Income Phase begins.



      You may choose among 26 variable investment options and a range of fixed interest options. For a variable investment return you choose one or more Sub-Accounts in our Variable Account, each of which invests in shares of a corresponding series of the MFS/Sun Life Series Trust (collectively, the "Funds") listed in Section 4. The value of any portion of your Contract allocated to the Sub-Accounts will fluctuate up or down depending on the performance of the Series you select, and you may experience losses. For a fixed interest rate, you may choose one or more Guarantee Periods offered in our Fixed Account, each of which earns its own Guaranteed Interest Rate if you keep your money in that Guarantee Period for the specified length of time.


      The Contract is designed to meet your need for investment flexibility. Over the life of your Contract, you may allocate amounts among as many as 18 of the available variable and fixed options. Until we begin making annuity payments under your Contract, you can, subject to certain limitations, transfer money between options up to 12 times each year without a transfer charge or adverse tax consequences.

      2. ANNUITY PAYMENTS (THE INCOME PHASE)

      Just as you can elect to have your Contract value accumulate on either a variable or fixed basis, or a combination of both, you can elect to receive annuity payments on either a variable or fixed basis or both. If you choose to have any part of your annuity payments come from the Sub-Accounts, the dollar amount of your annuity payments may fluctuate.


      The Contract offers a variety of annuity options. You can select from among the following methods of receiving either variable or fixed annuity payments under your Contract: (1) monthly payments continuing for your lifetime (assuming you are the annuitant); (2) monthly payments for your lifetime, but with payments continuing to your chosen beneficiary for a specified number of years after your first payment if you die before the end of the period you have selected; (3) monthly payments for your lifetime and the life of another person (usually your spouse) you have chosen; and (4) monthly payments for a specified number of years, with a cash-out option for variable payments. We may also agree to other annuity options at our discretion.


      Once the Income Phase begins, you cannot change your choice of annuity payment method.

      3. PURCHASING A CONTRACT

      You may purchase a Contract for $10,000 or more, under most circumstances. You may increase the value of your investment by adding $1,000 or more at any time during the Accumulation Phase. We may waive these limits. We will not accept a purchase payment if your account value is over $2 million, or if the purchase payment would cause your account value to exceed $2 million, unless we have approved the payment in advance.


      4. ALLOCATION OPTIONS


      You can allocate your money among Sub-Accounts investing in the following Funds of the MFS/Sun Life Series Trust:

Bond Series                                         International Growth and Income Series
Capital Appreciation Series                         Managed Sectors Series
Capital Opportunities Series                        Massachusetts Investors Growth Stock Series
Emerging Growth Series                              Massachusetts Investors Trust Series
Emerging Markets Equity Series                      Money Market Series
Equity Income Series                                New Discovery Series
Global Asset Allocation Series                      Research Series
Global Governments Series                           Research Growth and Income Series
Global Growth Series                                Research International Series
Global Total Return Series                          Strategic Growth Series
Government Securities Series                        Strategic Income Series
High Yield Series                                   Total Return Series
International Growth Series                         Utilities Series

      Market conditions will determine the value of an investment in any Fund. Each Fund is described in the prospectus of the MFS/Sun Life Series Trust.

      In addition to these variable options, you may also allocate your money to one or more of the Guarantee Periods we make available. For each Guarantee Period, we offer a Guaranteed Interest Rate for the specified length of time.


      5. EXPENSES


      The charges under the Contracts are as follows:


      During the first 5 years of a Contract, if your account value is less than $75,000, we impose an annual Account Fee equal to $35. After the fifth year, we may change this fee annually, but it will never exceed $50. During the Income Phase, the annual Account Fee is $35. We will not assess an Account Fee if your Contract is fully invested in the Fixed Account during the entire Account Year. We will waive the Account Fee if your Contract value was $75,000 or more on your Account Anniversary, or if your Account was allocated only to the Fixed Account during the applicable Account Year. In addition, during both the Accumulation Phase and the Income Phase, we deduct insurance charges equal to 1.15% per year of the average daily value of the Contract allocated among the Sub-Accounts. If your initial purchase payment is greater than $1,000,000, we will decrease the insurance charges to 1.00%. If you annuitize before your seventh Account Anniversary, we will assess, during the Income Phase, an additional charge equal to 0.25% of your daily account value.


      If you elect one or more optional death benefit riders, we will deduct, during the Accumulation Phase, an additional charge per year, depending upon the number of riders you elect, as follows:

   NUMBER OF       % OF AVERAGE
RIDERS YOU ELECT   DAILY VALUE
----------------   ------------
     1                0.15%
     2                0.25%
     3                0.40%

      No optional death benefit is offered if you are 80 or older at issue. No charges for optional death benefit riders are assessed during the Income Phase.

      There are no sales charges when you purchase your Contract. However, if you withdraw money from your Contract, we will, with certain exceptions, impose a withdrawal charge. Your Contract allows a "free withdrawal amount," which you may withdraw before you incur the withdrawal charge. The rest of your withdrawal is subject to a withdrawal charge equal to a percentage of each purchase payment you withdraw. Each payment begins a new 7-year period and moves down a declining surrender charge scale at each Account Anniversary. Payments received during the current Account Year will be charged 7%, if withdrawn. On your next scheduled Account Anniversary, that payment, along with any other payments made during that Account Year, will be considered to be in their second Account Year and will have a 7% withdrawal charge. On the next Account Anniversary, these payments will move into their third Account Year and will have a withdrawal charge of 6%, if withdrawn. This withdrawal charge decreases according to the number of Account Years the purchase payment has been held in your Account. The declining scale is as follows:

NUMBER OF ACCOUNT YEARS
  PAYMENT HAS BEEN IN
     YOUR CONTRACT       WITHDRAWAL CHARGE
-----------------------  -----------------
          0-1                    7%
          1-2                    7%
          2-3                    6%
          3-4                    6%
          4-5                    5%
          5-6                    4%
          6-7                    3%
       7 or more                 0%

      If you withdraw, transfer, or annuitize money allocated to a Guarantee Period more than 30 days before the expiration date of the Guarantee Period, the amount will be subject to a Market Value Adjustment. This adjustment reflects the relationship between our current Guaranteed Interest Rates and the Guaranteed Interest Rate applicable to the amount being withdrawn. Generally, if your Guaranteed Interest Rate is lower than the relevant current rate, then the adjustment will decrease your Contract value. Conversely, if your Guaranteed Interest Rate is higher than the relevant current rate, the adjustment will increase your Contract value. The Market Value Adjustment will not apply to the withdrawal of interest credited during the current Account Year, or to transfers as part of our dollar-cost averaging program.


      In addition to the charges we impose under the Contracts, there are charges (which include management fees and operating expenses) imposed by each Fund, which range from 0.57% to 1.60% of the average net assets of the Fund, depending upon which Funds you have selected. The investment adviser has agreed to waive or reimburse a portion of expenses for some of the Funds; without this agreement, Fund expenses could be higher. Some of these agreements may be terminated at any time.


      The following chart is designed to help you understand the expenses you will incur under your Contract, if you invest in one or more of the Sub-Accounts. The column "Total Annual Expenses" shows the sum of the "Total Annual Insurance Charges," as defined just above the chart, and the total expenses (net of any applicable expense reimbursement and/or fee waiver) for each Fund. The next two columns show two examples of the expenses, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you withdraw your money (1) at the end of one year or (2) at the end of 10 years. For the first year, the Total Annual Expenses are deducted, as well as withdrawal charges. For year 10, the example shows the aggregate of all of the annual expenses deducted for the 10 years, but there is no withdrawal charge.


      During the Accumulation Phase, "Total Annual Insurance Charges" of 1.25% as shown in the table below include insurance charges of 1.15% of your daily net assets (1.00% for mortality and expense risks and 0.15% for administrative expenses) plus an additional 0.10%, which is used to represent the current $35 annual Account Fee based on an assumed Contract value of $35,000. The actual impact of the Account Fee may be greater or less than 0.10%, depending upon the value of your

Contract. After the fifth Account Anniversary, we may raise the annual Account Fee, but in no event will it ever exceed $50. The 10-year total expense examples, below, reflect a $50 annual Account Fee.



                                                                                                       EXAMPLES:
                                                       TOTAL ANNUAL   TOTAL ANNUAL     TOTAL         TOTAL EXPENSES
                                                        INSURANCE         FUND         ANNUAL            AT END
SUB-ACCOUNT                                              CHARGES        EXPENSES      EXPENSES     1 YEAR    10 YEARS
-----------                                            ------------   ------------   ----------   --------   ---------
Bond Series                                               1.25%          0.72%         1.97%        $82        $232
Capital Appreciation Series                               1.25%          0.76%         2.01%        $82        $236
Capital Opportunities Series                              1.25%          0.84%         2.09%        $83        $245
Emerging Growth Series                                    1.25%          0.75%         2.00%        $82        $235
Emerging Markets Equity Series                            1.25%          1.60%         2.85%        $90        $320
Equity Income Series                                      1.25%          1.01%         2.26%        $83        $253
Global Asset Allocation Series                            1.25%          0.89%         2.14%        $83        $250
Global Governments Series                                 1.25%          0.90%         2.15%        $83        $251
Global Growth Series                                      1.25%          1.01%         2.26%        $84        $262
Global Total Return Series                                1.25%          0.89%         2.14%        $83        $250
Government Securities Series                              1.25%          0.61%         1.86%        $81        $221
High Yield Series                                         1.25%          0.83%         2.08%        $82        $242
International Growth Series                               1.25%          1.23%         2.48%        $86        $284
International Growth and Income Series                    1.25%          1.16%         2.41%        $86        $277
Managed Sectors Series                                    1.25%          0.79%         2.04%        $82        $239
Massachusetts Investors Growth Stock Series               1.25%          0.83%         2.08%        $83        $244
Massachusetts Investors Trust Series                      1.25%          0.59%         1.84%        $80        $218
Money Market Series                                       1.25%          0.57%         1.82%        $80        $216
New Discovery Series                                      1.25%          1.06%         2.31%        $85        $267
Research Series                                           1.25%          0.75%         2.00%        $82        $235
Research Growth and Income Series                         1.25%          0.86%         2.11%        $83        $247
Research International Series                             1.25%          1.50%         2.75%        $86        $284
Strategic Growth Series                                   1.25%          1.08%         2.25%        $84        $261
Strategic Income Series                                   1.25%          1.08%         2.33%        $85        $269
Total Return Series                                       1.25%          0.69%         2.19%        $81        $229
Utilities Series                                          1.25%          0.81%         2.31%        $83        $243


      If your initial purchase payment is $1,000,000 or more, we will reduce your insurance charges, during the Accumulation Phase, by 0.15%.

      If you annuitize before your 7th Account Anniversary, we will increase your insurance charges by 0.25% during the Income Phase.

      For more detailed information about Contract fees and expenses, please refer to the fee table and discussion of Contract charges contained in the full Prospectus which accompanies this Profile.


      6. TAXES



      Under current federal tax laws, your earnings are not taxed until you take them out of your Contract. If you take money out, earnings come out first and are taxed as income. If your Contract is funded with pre-tax or tax-deductible dollars (such as with a pension or IRA contribution) -- we call this a Qualified Contract -- your entire withdrawal will be taxable. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the earnings. Annuity payments during the Income Phase are considered in part a return of your original investment. That portion of each payment is not taxable, except under a Qualified Contract, in which case the entire payment will be taxable. In all cases, you should consult with your tax adviser for specific tax information.


      Different laws apply if your Contract is issued in Puerto Rico. Under the tax laws of Puerto Rico, when an annuity payment is made under your Contract, your annuitant or any other payee is required to include as gross income the portion of each annuity payment equal to 3% of the aggregate purchase payments you made under the Contract. The amount if any, in excess of the included amount is excluded from gross income. After an amount equal to the aggregate amount excluded from gross income has been received, all of the annuity payments are considered to be taxable income.

      You should consult with your tax adviser for specific tax information.

      7. ACCESS TO YOUR MONEY



      You can withdraw money from your Contract at any time during the Accumulation Phase. You may withdraw a portion of the value of your Contract in each year without the imposition of the withdrawal charge. In the first Account Year, the portion of your Account that is not subject to a withdrawal charge is equal to 15% of all purchase payments made during that Account Year. After your first Account Anniversary, the portion of your Account that is not subject to a withdrawal charge is 100% of all purchase payments made prior to the last 7 Account Years not previously withdrawn PLUS the greater of (1) 15% of all purchase payments you have made in the last 7 years or (2) all earnings minus any previous withdrawals. All other purchase payments you withdraw will be subject to a withdrawal charge ranging from 7% to 3%. You may also be required to pay income tax and possible tax penalties on any money you withdraw.


      We do not assess a withdrawal charge upon annuitization or transfers. In certain circumstances, we will waive the withdrawal charges for a full or partial withdrawal when you are confined to an eligible nursing home. In addition, there may be other circumstances under which we may waive the withdrawal charge.

      In addition to the withdrawal charge, amounts you withdraw, transfer or annuitize from the Fixed Account before your Guarantee Period has ended may be subject to a Market Value Adjustment.


      8. PERFORMANCE


      If you invest in one or more Sub-Accounts, the value of your Contract will increase or decrease depending upon the investment performance of the Funds you choose. The Sub-Accounts have not been in operation for a full calendar year; therefore no performance information is provided in this Profile.


      9. DEATH BENEFIT


      If you die before the Contract reaches the Income Phase, the beneficiary will receive a death benefit. To calculate the death benefit, we use a "Death Benefit Date," which is the earliest date we have both due proof of death and a written request specifying the manner of payment.

      BASIC DEATH BENEFIT

      If you were 85 or younger when we issued your Contract, the death benefit is the greatest of:

      (1) the value of the Contract on the Death Benefit Date;

      (2) the amount we would pay in the event of a full surrender of the Contract on the Death Benefit Date; and

      (3) your total purchase payments (adjusted for partial withdrawals) calculated as of the Death Benefit Date.


      If you were 86 or older when we issued your Contract, the death benefit is equal to the amount set forth in (2) above. Because this amount will reflect any applicable withdrawal charges and Market Value Adjustment, it may be less than your account value.


      OPTIONAL DEATH BENEFIT RIDERS


      Subject to availability in your state, if you are 79 or younger when we issue your Contract, you may enhance this basic death benefit by electing one or more of the following optional death benefit riders: the Maximum Anniversary Account Value Rider, the 5% Premium Roll-Up Rider, and the Earnings Enhancement Rider.

    MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER

    If you elect the Maximum Anniversary Account Value Rider, the death benefit is the greater of:


    - any death benefit amounts payable under "Basic Death Benefit" (above), or


    - your highest Contract value on any Account Anniversary before your 81st birthday, adjusted for any subsequent purchase payments, partial withdrawals, and charges made between that Account Anniversary and the Death Benefit Date.

    5% PREMIUM ROLL-UP RIDER


    If you elect the 5% Premium Roll-Up Rider, the death benefit is the greatest of:



    - any death benefit amounts payable under "Basic Death Benefit" (above), or


    - the sum of your total purchase payment plus interest accruals, adjusted for partial withdrawals.

      Under this rider, interest accrues at 5% per year on purchase payments and transfers to the Variable Account while they remain in the Variable Account. The 5% accruals will continue until the earlier of:

    - first day of the month following your 80th birthday or

    - the day the death benefit amount under this rider equals twice the total of the purchase payments and transferred amounts adjusted for withdrawals.


      Net Purchase Payments under this rider will be adjusted for all partial withdrawals as described in the Prospectus under the heading "Calculating the Death Benefit."


    EARNINGS ENHANCEMENT RIDER


    If you elect the Earnings Enhancement Rider and you are 69 or younger when we issue your Contract, the death benefit is:



    - the greatest of any death benefit amounts payable under the "Basic Death Benefit" (above), plus


    - 40% of the lesser of your net purchase payments or your Account Value minus net purchase payments, calculated as of the Death Benefit Date.

      If you elect the Earnings Enhancement Rider, and you are between the ages of 70 and 79 when we issue your Contract, the death benefit is:


    - the greatest of any death benefit amounts payable under the "Basic Death Benefit" (above) plus



    - 25% of the lesser of your net purchase payment or your Account Value minus net purchase payments, calculated as of the Death Benefit Date.


    SELECTING MULTIPLE DEATH BENEFIT RIDERS

    If you elect more than one death benefit rider, the death benefit will be calculated as follows:

    1)  MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER COMBINED WITH 5% PREMIUM ROLL-UP
       RIDER: The death benefit will equal the greater of the death benefit under the Maximum Anniversary Account Value Rider or the death benefit under the 5% Premium Roll-Up Rider.


    2) MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER COMBINED WITH EARNINGS ENHANCEMENT RIDER: The death benefit will equal the death benefit under the Maximum Anniversary Account Value Rider, PLUS the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement Rider is calculated using the account value before the application of the Maximum Anniversary Account Rider.



    3) EARNINGS ENHANCEMENT RIDER COMBINED WITH 5% PREMIUM ROLL-UP RIDER: The death benefit will equal the death benefit under the 5% Premium Roll-Up Rider, PLUS the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement Rider is calculated using the account value before the application of the 5% Premium Roll-Up Rider.



    4) MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER COMBINED WITH BOTH THE 5% PREMIUM ROLL-UP RIDER AND THE EARNINGS ENHANCEMENT RIDER: The death benefit will equal the greater of the death benefit under the Maximum Anniversary Account Value Rider or the death benefit under the 5% Premium Roll-Up Rider, PLUS the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement Rider is calculated using the account value before the application of the 5% Premium Roll-Up Rider and that of the Maximum Anniversary Account Value Rider.



      If your spouse is the sole beneficiary, your spouse may elect to continue the Contract. The death benefit amount described above will be your new account value as of the Death Benefit Date. For purposes of calculating future death benefits, your spouse's age and the original issue date of the Contract will be used to determine applicable expense and death benefit amounts.



      10. OTHER INFORMATION



      FREE LOOK. Depending upon applicable state or federal law, if you cancel your Contract within 10 days after receiving it, we will send you the value of your Contract as of the day we received your cancellation request (this may be more or less than the original purchase payment) and we will not deduct a withdrawal charge. However, based upon applicable state or federal law, we will refund the full amount of any purchase payment(s) we receive and the "free look" period may be greater than 10 days.


      NO PROBATE. In most cases, when you die, the beneficiary will receive the death benefit without going through probate. However, avoiding probate does not mean that the beneficiary will not have a tax liability as a result of receiving the death benefit.


      WHO SHOULD PURCHASE A CONTRACT? The Contract is designed for those seeking long-term tax-deferred accumulation of assets and annuity features, generally for retirement or other long-term investment purposes. The tax-deferred feature is most attractive to purchasers in high federal and state income tax brackets. You should note that qualified retirement investments automatically provide tax deferral regardless of whether or not the underlying contract is an annuity. You should not buy a Contract if you are looking for a short-term investment or if you do not wish to risk a decrease in the value of your investment.


      CONFIRMATIONS AND QUARTERLY STATEMENTS. You will receive a confirmation or an acknowledgment of transactions within your Contract, except for those transactions which are part of an automated program, such as Dollar-Cost Averaging, Asset Allocation, Systematic Withdrawal and/or Portfolio Rebalancing. On a quarterly basis, you will receive a complete statement of your transactions over the past quarter and a summary of your Account values at the end of that period.


      ADDITIONAL FEATURES. The Contract offers the following additional convenient features, which you may choose at no extra charge. These features may be started or discontinued at any time by either you or the Company; however, we may require up to a 30-day notice.


      DOLLAR-COST AVERAGING -- This program lets you invest gradually in up to 12 Sub-Accounts.

      ASSET ALLOCATION -- This program rebalances your Account balance based on the terms of the program. Different asset allocation models may be available over the lifetime of the Contract; however, only one program can be in effect at any one time.


      SYSTEMATIC WITHDRAWAL PROGRAM -- This program allows you to receive monthly, quarterly, semi-annual or annual payments during the Accumulation Phase.


      PORTFOLIO REBALANCING PROGRAM -- Under this program, we automatically reallocate your investments in the Sub-Accounts to maintain the proportions you select. You can elect rebalancing on a quarterly, semi-annual or annual basis.

      SECURED FUTURE PROGRAM -- This program guarantees the return of your purchase payment by investing a portion of your investment into a Guarantee Period, and also allows you to allocate a portion of your investment to one or more Sub-Accounts.



      11. INQUIRIES


      If you would like more information about buying a Contract, please contact your broker or registered representative. If you have any other questions, please contact us at:

     SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
     C/O RETIREMENT PRODUCTS AND SERVICES
     P.O. BOX 1024
     BOSTON, MASSACHUSETTS 02103
     TELEPHONE: TOLL FREE (800) 752-7215

                                                                      PROSPECTUS
                                                                    JUNE 9, 2000


                               MFS REGATTA CHOICE

      Sun Life Assurance Company of Canada (U.S.) and Sun Life of Canada (U.S.) Variable Account F offer the flexible payment deferred annuity contracts and certificates described in this Prospectus to groups and individuals.


      You may choose among 26 variable investment options and a range of fixed options. The variable options are Sub-Accounts in the Variable Account, each of which invests in one of the following series of the MFS/Sun Life Series Trust (the "Funds"). The MFS/Sun Life Series Trust (the "Series Fund") is a mutual fund advised by our affiliate, Massachusetts Financial Services Company:


Bond Series                                         International Growth and Income Series
Capital Appreciation Series                         Managed Sectors Series
Capital Opportunities Series                        Massachusetts Investors Growth Stock Series
Emerging Growth Series                              Massachusetts Investors Trust Series
Emerging Markets Equity Series                      Money Market Series
Equity Income Series                                New Discovery Series
Global Asset Allocation Series                      Research Series
Global Governments Series                           Research Growth and Income Series
Global Growth Series                                Research International Series
Global Total Return Series                          Strategic Growth Series
Government Securities Series                        Strategic Income Series
High Yield Series                                   Total Return Series
International Growth Series                         Utilities Series

      The fixed account options are available for specified time periods, called Guarantee Periods, and pay interest at a guaranteed rate for each period.


      THIS PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE SERIES FUND. PLEASE READ THIS PROSPECTUS AND THE SERIES FUND PROSPECTUS CAREFULLY BEFORE INVESTING AND KEEP THEM FOR FUTURE REFERENCE. THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CONTRACTS AND THE FUNDS.



      We have filed a Statement of Additional Information dated June 9, 2000 (the "SAI") with the Securities and Exchange Commission (the "SEC"), which is incorporated by reference in this Prospectus. The table of contents for the SAI is on page 105 of this Prospectus. You may obtain a copy without charge by writing to us at the address shown below (which we sometimes refer to as our "Annuity Mailing Address") or by telephoning (800) 752-7215. In addition, the SEC maintains a website (http:// www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file with the SEC.


THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ANY REFERENCE IN THIS PROSPECTUS TO RECEIPT BY US MEANS RECEIPT AT THE FOLLOWING
ADDRESS:

     SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
     C/O RETIREMENT PRODUCTS AND SERVICES
     P.O. BOX 1024
     BOSTON, MASSACHUSETTS 02103

                               TABLE OF CONTENTS


                                                                PAGE
Special Terms                                                        4
Expense Summary                                                      4
Summary of Contract Expenses                                         4
Underlying Fund Annual Expenses                                      5
Examples                                                             6
The Annuity Contract                                                 7
Communicating To Us About Your Contract                              7
Sun Life Assurance Company of Canada (U.S.)                          8
The Variable Account                                                 8
Variable Account Options: The Funds                                  8
The Fixed Account                                                   10
The Fixed Account Options: The Guarantee Periods                    11
The Accumulation Phase                                              11
    Issuing Your Contract                                           11
    Amount and Frequency of Purchase Payments                       12
    Allocation of Net Purchase Payments                             12
    Your Account                                                    12
    Your Account Value                                              12
    Variable Account Value                                          12
    Fixed Account Value                                             13
    Transfer Privilege                                              14
    Waivers; Reduced Charges; Credits; Special Guaranteed
     Interest Rates                                                 15
    Optional Programs                                               15
Withdrawals, Withdrawal Charge and Market Value Adjustment          17
    Cash Withdrawals                                                17
    Withdrawal Charge                                               18
    Types of Withdrawals Not Subject to Withdrawal Charge           20
    Market Value Adjustment                                         20
Contract Charges                                                    21
    Account Fee                                                     21
    Administrative Expense Charge                                   21
    Mortality and Expense Risk Charge                               22
    Charges for Optional Death Benefit Riders                       22
    Premium Taxes                                                   22
    Fund Expenses                                                   22
    Modification in the Case of Group Contracts                     22
Death Benefit                                                       23
    Amount of Death Benefit                                         23
    The Basic Death Benefit                                         23
    Optional Death Benefit Riders                                   23
    Spousal Continuance                                             25
    Calculating the Death Benefit                                   25
    Method of Paying Death Benefit                                  25
    Non-Qualified Contracts                                         26
    Selection and Change of Beneficiary                             26
    Payment of Death Benefit                                        26
    Due Proof of Death                                              26
The Income Phase -- Annuity Provisions                              26
    Selection of the Annuitant or Co-Annuitant                      27
    Selection of the Annuity Commencement Date                      27
    Annuity Options                                                 27
    Selection of Annuity Option                                     28
    Amount of Annuity Payments                                      29
    Exchange of Variable Annuity Units                              30
    Account Fee                                                     30
    Annuity Payment Rates                                           30
    Annuity Options as Method of Payment for Death Benefit          30

Other Contract Provisions                                           30
    Exercise of Contract Rights                                     30
    Change of Ownership                                             31
    Voting of Fund Shares                                           31
    Periodic Reports                                                32
    Substitution of Securities                                      32
    Change in Operation of Variable Account                         32
    Splitting Units                                                 33
    Modification                                                    33
    Discontinuance of New Participants                              33
    Reservation of Rights                                           33
    Right to Return                                                 33
Tax Considerations                                                  34
    U.S. Federal Tax Considerations                                 34
        DEDUCTIBILITY OF PURCHASE PAYMENTS                          34
        PRE-DISTRIBUTION TAXATION OF CONTRACTS                      34
        DISTRIBUTIONS AND WITHDRAWALS FROM NON-QUALIFIED
        CONTRACTS                                                   34
        DISTRIBUTION AND WITHDRAWALS FROM QUALIFIED
        CONTRACTS                                                   35
        WITHHOLDING                                                 35
        INVESTMENT DIVERSIFICATION AND CONTROL                      35
        TAX TREATMENT OF THE COMPANY AND THE VARIABLE
        ACCOUNT                                                     36
        QUALIFIED RETIREMENT PLANS                                  36
        PENSION AND PROFIT-SHARING PLANS                            36
        TAX-SHELTERED ANNUITIES                                     36
        INDIVIDUAL RETIREMENT ACCOUNTS                              37
        ROTH IRAS                                                   37
    Puerto Rico Tax Considerations                                  37
Administration of the Contract                                      38
Distribution of the Contract                                        38
Performance Information                                             38
Available Information                                               39
Incorporation of Certain Documents by Reference                     40
Additional Information About the Company                            40
    General                                                         40
    Selected Financial Data                                         41
    Management's Discussion and Analysis of Financial
     Condition and Results of Operations                            42
    Quantitative and Qualitative Disclosures About Market
     Risk                                                           49
    Reinsurance                                                     56
    Reserves                                                        57
    Investments                                                     57
    Competition                                                     57
    Employees                                                       57
    Properties                                                      58
    State Regulation                                                58
Legal Proceedings                                                   58
Accountants                                                         58
Financial Statements                                                59
Table of Contents of Statement of Additional Information           108
Appendix A -- Glossary                                             110
Appendix B -- Withdrawals, Withdrawal Charges and the Market
 Value Adjustment                                                  113
Appendix C -- Calculation of Basic Death Benefit                   116
Appendix D -- Calculation of Earnings Enhancement Optional
 Death Benefit Rider                                               117
Appendix E -- Calculation of Death Benefit When All Three
 Optional Death Benefit Riders are Selected                        118

                                 SPECIAL TERMS

      Your Contract is a legal document that uses a number of specially defined terms. We explain most of the terms that we use in this Prospectus in the context where they arise, and some are self-explanatory. In addition, for convenient reference, we have compiled a list of these terms in the Glossary included at the back of this Prospectus as Appendix A. If, while you are reading this Prospectus, you come across a term that you do not understand, please refer to the Glossary for an explanation.

                                EXPENSE SUMMARY

      The purpose of the following table is to help you understand the costs and expenses that you will bear directly and indirectly under a Contract WHEN YOU ALLOCATE MONEY TO THE VARIABLE ACCOUNT. The table reflects expenses of the Variable Account as well as of each Fund. The table should be considered together with the narrative provided under the heading "Contract Charges" in this Prospectus, and with the Funds' prospectus(es). In addition to the expenses listed below, we may deduct premium taxes, where required by state law.

                          SUMMARY OF CONTRACT EXPENSES


TRANSACTION EXPENSES
Sales Load Imposed on Purchase Payments.....................   $  0
Deferred Sales Load (as a percentage of Purchase Payments
  withdrawn) (1)
  Number of complete Account Years Purchase Payment in
    Account
    0-1.....................................................      7%
    1-2.....................................................      7%
    2-3.....................................................      6%
    3-4.....................................................      6%
    4-5.....................................................      5%
    5-6.....................................................      4%
    6-7.....................................................      3%
    7 or more...............................................      0%
Transfer Fee (2)............................................   $ 15
ANNUAL ACCOUNT FEE per Contract or Certificate (3)             $ 50
VARIABLE ACCOUNT ANNUAL EXPENSES (as a percentage of average
  Variable Account assets)


FOR CONTRACTS WITH AN INITIAL                      FOR CONTRACTS WITH AN INITIAL
PURCHASE PAYMENT                                   PURCHASE PAYMENT
LESS THAN $1,000,000                               OF $1,000,000 OR MORE
Mortality and Expense Risks                        Mortality and Expense Risks
Charge (4)............................  1.00%      Charge (4)............................  0.85%
Administrative Expenses Charge........  0.15%      Administrative Expenses Charge........  0.15%
                                        =====                                              =====
Total Variable Annuity Annual                      Total Variable Annuity Annual
Expenses (5)..........................  1.15%      Expenses (5)..........................  1.00%

------------------------

(1) A portion of your Account may be withdrawn each year without imposition of any withdrawal charge and, after a Purchase Payment has been in your Account for 7 Account Years, it may be withdrawn free of the withdrawal charge.


(2) Currently, we impose no fee upon transfers; however, we reserve the right to impose up to $15 per transfer. In addition, a Market Value Adjustment may be imposed on amounts transferred from or within the Fixed Account.



(3) The annual Account Fee is currently $35. After the fifth Account Year, the fee may be changed annually, but it will never exceed $50.



(4) We will assess an additional 0.25% during the Income Phase on Contracts that annuitize before their seventh Contract Anniversary.



(5) An additional charge will apply during the Accumulation Phase if you elect one or more of the optional death benefit riders. For more information, see "Charges for Optional Death Benefit Riders."

                      UNDERLYING FUND ANNUAL EXPENSES (1)
                      (AS A PERCENTAGE OF FUND NET ASSETS)


                                                                 OTHER             TOTAL ANNUAL FUND
                                           MANAGEMENT      FUND EXPENSES(2)           EXPENSES(2)
FUND                                          FEES       (AFTER REIMBURSEMENT)   (AFTER REIMBURSEMENT)
----                                       -----------   ---------------------   ---------------------
Bond Series..............................      0.60%             0.12%                   0.72%
Capital Appreciation Series..............      0.71%             0.05%                   0.76%
Capital Opportunities Series.............      0.75%             0.09%                   0.84%
Emerging Growth Series...................      0.70%             0.05%                   0.75%
Emerging Markets Equity Series...........      1.25%             0.35%                   1.60%
Equity Income Series.....................      0.75%             0.17%                   0.92%
Global Asset Allocation Series...........      0.75%             0.14%                   0.89%
Global Governments Series................      0.75%             0.15%                   0.90%
Global Growth Series.....................      0.90%             0.11%                   1.01%
Global Total Return Series...............      0.75%             0.14%                   0.89%
Government Securities Series.............      0.55%             0.06%                   0.61%
High Yield Series........................      0.75%             0.08%                   0.83%
International Growth Series..............      0.97%             0.25%                   1.23%
International Growth and Income Series...      0.97%             0.18%                   1.16%
Managed Sectors Series...................      0.73%             0.06%                   0.79%
Massachusetts Investors Growth Stock
 Series..................................      0.75%             0.08%                   0.83%
Massachusetts Investors Trust Series.....      0.55%             0.04%                   0.59%
Money Market Series......................      0.50%             0.07%                   0.57%
New Discovery Series.....................      0.90%             0.16%                   1.06%
Research Series..........................      0.70%             0.05%                   0.75%
Research Growth and Income Series........      0.75%             0.11%                   0.86%
Research International Series............      1.00%             0.23%                   1.23%
Strategic Growth Series(3)...............      0.75%             0.25%                   1.00%
Strategic Income Series..................      0.75%             0.33%                   1.08%
Total Return Series......................      0.65%             0.04%                   0.69%
Utilities Series.........................      0.75%             0.07%                   0.82%


------------------------

(1) The information relating to Fund expenses was provided by the Funds and we have not independently verified it. You should consult the Fund prospectus(es) for more information about Fund expenses.


(2) Each Fund has an expense offset arrangement which reduces the Fund's custodian fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent, and may enter into such other arrangements and directed brokerage arrangements (which would also have the effect of reducing the Fund's expenses). Any such fee reductions are not reflected under "Other Expenses" in the table. Had these fees been taken into account, "Total Fund Expenses" for certain of the Funds would be as follows:



Bond Series.................................................  0.71%
Capital Appreciation Series.................................  0.75%
Capital Opportunities Series................................  0.83%
Equity Income Series........................................  0.91%
Global Asset Allocation Series..............................  0.88%
New Discovery Series........................................  1.05%
Strategic Income Series.....................................  1.03%
Utilities Series............................................  0.81%



(3) MFS has agreed to bear the expenses of the Fund such that "Other Expenses," after taking into account the expense offset arrangement described in Footnote (2) above, will not exceed 0.25% annually. This arrangement will continue until at least May 1, 2001, unless changed with the consent of the Series Fund's Board of Directors; provided, however, that this arrangement will terminate prior to May 1, 2001 in the event that the Fund's "Other Expenses" equal or fall below 0.25% annually. Without taking into account this fee waiver and/or expense reimbursement, the Fund's "Other Expenses" and "Total Fund Expenses" would be estimated to be 3.26% and 4.01%, respectively.

                                    EXAMPLES


      If you surrender your Contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming an average Contract size of $35,000, a 5% annual return and no optional death benefit riders have been elected:



                                                               1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                              --------   --------   --------   --------
Bond Series.................................................    $82        $118       $156       $232
Capital Appreciation Series.................................    $82        $120       $158       $236
Capital Opportunities Series................................    $83        $122       $162       $245
Emerging Growth Series......................................    $82        $119       $158       $235
Emerging Markets Equity Series..............................    $90        $143       $198       $320
Equity Income Series........................................    $83        $124       $166       $253
Global Asset Allocation Series..............................    $83        $123       $165       $250
Global Governments Series...................................    $83        $124       $165       $251
Global Growth Series........................................    $84        $127       $171       $262
Global Total Return Series..................................    $83        $123       $165       $250
Government Securities Series................................    $81        $115       $151       $221
High Yield Series...........................................    $82        $121       $161       $242
International Growth Series.................................    $86        $133       $181       $284
International Growth and Income Series......................    $86        $131       $178       $277
Managed Sectors Series......................................    $82        $120       $160       $239
Massachusetts Investors Growth Stock Series.................    $83        $122       $162       $244
Massachusetts Investors Trust Series........................    $80        $115       $150       $218
Money Market Series.........................................    $80        $114       $149       $216
New Discovery Series........................................    $85        $128       $173       $267
Research Series.............................................    $82        $119       $158       $235
Research Growth and Income Series...........................    $83        $122       $163       $247
Research International Series...............................    $86        $133       $181       $284
Strategic Growth Series.....................................    $84        $126       $170       $261
Strategic Income Series.....................................    $85        $129       $174       $269
Total Return Series.........................................    $81        $118       $155       $229
Utilities Series............................................    $83        $121       $161       $243



      If you do NOT surrender your Contract, or if you annuitize at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming an average Contract size of $35,000, a 5% annual return and no optional death benefit riders have been elected:



                                                               1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                              --------   --------   --------   --------
Bond Series.................................................    $20        $62        $106       $232
Capital Appreciation Series.................................    $20        $63        $108       $236
Capital Opportunities Series................................    $21        $65        $112       $245
Emerging Growth Series......................................    $20        $63        $108       $235
Emerging Markets Equity Series..............................    $29        $88        $150       $320
Equity Income Series........................................    $22        $68        $116       $253
Global Asset Allocation Series..............................    $22        $67        $115       $250
Global Governments Series...................................    $22        $67        $115       $251
Global Growth Series........................................    $23        $71        $121       $262
Global Total Return Series..................................    $22        $67        $115       $250
Government Securities Series................................    $19        $58        $101       $221
High Yield Series...........................................    $21        $65        $111       $242
International Growth Series.................................    $25        $77        $132       $284
International Growth and Income Series......................    $24        $75        $129       $277
Managed Sectors Series......................................    $21        $64        $110       $239
Massachusetts Investors Growth Stock Series.................    $21        $65        $112       $244
Massachusetts Investors Trust Series........................    $19        $58        $100       $218
Money Market Series.........................................    $18        $57        $ 99       $216
New Discovery Series........................................    $23        $72        $124       $267
Research Series.............................................    $20        $63        $108       $235
Research Growth and Income Series...........................    $21        $66        $113       $247
Research International Series...............................    $25        $77        $132       $284
Strategic Growth Income.....................................    $23        $70        $120       $261
Strategic Income Series.....................................    $24        $73        $125       $269
Total Return Series.........................................    $20        $61        $105       $229
Utilities Series............................................    $21        $65        $111       $243


      THE EXAMPLES SHOULD NOT BE CONSIDERED TO BE REPRESENTATIONS OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LOWER THAN THOSE SHOWN.

                              THE ANNUITY CONTRACT


      Sun Life Assurance Company of Canada (U.S.) (the "Company", "we" or "us") and Sun Life of Canada (U.S.) Variable Account F (the "Variable Account") offer the Contract to groups and individuals for use in connection with their retirement plans. The Contract is available on a group basis and, in certain states, may be available on an individual basis. We issue an Individual Contract directly to the individual owner of the Contract. We issue a Group Contract to the Owner, covering all individuals participating under the Group Contract; each individual receives a Certificate that evidences his or her participation under the Group Contract.


      In this Prospectus, unless we state otherwise, we refer to both the owners of Individual Contracts and participating individuals under Group Contracts as "Participants" and we address all Participants as "you"; we use the term "Contracts" to include Individual Contracts, Group Contracts, and Certificates issued under Group Contracts. For the purpose of determining benefits under both Individual Contracts and Group Contracts, we establish an Account for each Participant, which we will refer to as "your" Account or a "Participant Account."


      Your Contract provides a number of important benefits for your retirement planning. It has an Accumulation Phase, during which you make payments under the Contract and allocate them to one or more Variable Account or Fixed Account options, and an Income Phase, during which we make annuity payments based on the amount you have accumulated. Your Contract provides tax deferral, so that you do not pay taxes on your earnings under your Contract until you withdraw them. It provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by electing one or more optional death benefit riders and paying an additional charge for each optional death benefit rider you elect. Finally, if you so elect, during the Income Phase we will make annuity payments to you or someone else for life or for another period that you choose.



      You choose these benefits on a variable or fixed basis or a combination of both. When you choose Variable Account investment options or a Variable Annuity option, your benefits will be responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from different types of investments. With these variable options, you assume all investment risk under your Contract. When you choose a Guarantee Period in our Fixed Account or a Fixed Annuity option, we assume the investment risk, except in the case of early withdrawals in the Accumulation Phase, where you bear the risk of unfavorable interest rate changes. You also bear the risk that the interest rates we will offer in the future and the rates we will use in determining your Fixed Annuity might not exceed our minimum guaranteed rate, which is 3% per year during the Accumulation Phase and 2.5% per year during the Income Phase, compounded annually.



      The Contract is designed for use in connection with retirement and deferred compensation plans, some of which qualify for favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code. The Contract is also designed so that it may be used in connection with certain non-tax-qualified retirement plans, such as payroll savings plans and such other groups (trusteed or nontrusteed) as may be eligible under applicable law. We refer to Contracts used with plans that receive favorable tax treatment as "Qualified Contracts," and all other Contracts as "Non-Qualified Contracts."


                    COMMUNICATING TO US ABOUT YOUR CONTRACT


      All materials sent to us, including Purchase Payments, must be sent to our Annuity Mailing Address as set forth on the first page of this Prospectus. For all telephone communications, you must call (800) 752-7215.



      Unless this Prospectus states differently, we will consider all materials sent to us and all telephone communications to be received on the date we actually receive them at our Annuity Mailing Address. However, we will consider all financial transactions, including Purchase Payments, withdrawal requests and transfer instructions, to be received on the next Business Day if we receive them (1) on a day that is not a Business Day or (2) after 4:00 p.m., Eastern Time.

      When we specify that notice to us must be in writing, we reserve the right, at our sole discretion, to accept notice in another form.


                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

      We are a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. We do business in 48 states, the District of Columbia, and Puerto Rico, and we have an insurance company subsidiary that does business in New York. Our Executive Office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.


      We are an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("Sun Life (Canada)"). Sun Life (Canada) completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("Sun Life Financial"), is now the ultimate parent of Sun Life (Canada) and the Company. Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, London, and Manila stock exchanges.


                              THE VARIABLE ACCOUNT


      We established the Variable Account as a separate account on July 13, 1989, pursuant to a resolution of our Board of Directors.The Variable Account funds the Contract and various other variable annuity and variable life insurance product contracts which we offer. These other products may have features, benefits and charges that are different from those under the Contract.



      Under Delaware insurance law and the Contract, the income, gains or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to the other income, gains, or losses of the Company. These assets are held in relation to the Contract and other variable annuity and variable life insurance contracts that provide benefits that vary in accordance with the investment performance of the Variable Account. Although the assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business we conduct, all obligations arising under a Contract, including the promise to make annuity payments, are general corporate obligations of the Company.



      The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of a specific Fund. All amounts allocated to the Variable Account will be used to purchase Fund shares as designated by you at their net asset value. Any and all distributions made by the Funds with respect to the shares held by the Variable Account will be reinvested to purchase additional Fund shares at their net asset value. Deductions will be made from the Variable Account for cash withdrawals, annuity payments, death benefits, Account Fees, Contract charges against the assets of the Variable Account for the assumption of mortality and expense risks, administrative expenses and any applicable taxes. The Variable Account will be fully invested in Fund shares at all times.


                           VARIABLE ACCOUNT OPTIONS:
                                   THE FUNDS

      The MFS/Sun Life Series Trust (the "Series Fund") is an open-end management investment company registered under the Investment Company Act of 1940. Our affiliate, Massachusetts Financial Services Company ("MFS"), serves as the investment adviser to the Series Fund.


      The Series Fund is composed of 27 independent portfolios of securities, each of which has separate investment objectives and policies. Shares of the Series Fund are issued in 27 series (each, a "Fund"), each corresponding to one of the portfolios. The Contract provides for investment by the Sub-Accounts in shares of the 26 Funds described below. Additional portfolios may be added to the Series Fund which may or may not be available for investment by the Variable Account.



     BOND SERIES will mainly seek as high a level of current income as is believed to be consistent with prudent investment risk; its secondary objective is to seek to protect shareholders' capital.

     CAPITAL APPRECIATION SERIES will seek to maximize capital appreciation by investing in securities of all types, with major emphasis on common stocks.

     CAPITAL OPPORTUNITIES SERIES will seek capital appreciation.

     EMERGING GROWTH SERIES will seek long-term growth of capital.

     EMERGING MARKETS EQUITY SERIES will seek capital appreciation.


     EQUITY INCOME SERIES will mainly seek reasonable income by investing mainly in income producing securities; its secondary objective is to seek capital appreciation.


     GLOBAL ASSET ALLOCATION SERIES will seek total return over the long term through investments in equity and fixed income securities and will also seek to have low volatility of share price (I.E., net asset value per share) and reduced risk (compared to an aggressive equity/fixed income portfolio).


     GLOBAL GOVERNMENTS SERIES will seek to provide moderate current income, preservation of capital and growth of capital by investing in debt obligations that are issued or guaranteed as to principal and interest by either (i) the U.S. Government, its agencies, authorities, or instrumentalities, or (ii) the governments of foreign countries (to the extent that the Fund's adviser believes that the higher yields available from foreign government securities are sufficient to justify the risks of investing in these securities).


     GLOBAL GROWTH SERIES will seek capital appreciation by investing in securities of companies worldwide growing at rates expected to be well above the growth rate of the overall U.S. economy.

     GLOBAL TOTAL RETURN SERIES will seek total return by investing in securities which will provide above average current income (compared to a portfolio invested entirely in equity securities) and opportunities for long-term growth of capital and income.

     GOVERNMENT SECURITIES SERIES will seek current income and preservation of capital by investing in U.S. Government and U.S. Government-related securities.


     HIGH YIELD SERIES will seek high current income and capital appreciation by investing primarily in certain low rated or unrated securities (possibly with equity features) of U.S. and foreign issuers (also known as "junk bonds").


     INTERNATIONAL GROWTH SERIES will seek capital appreciation.

     INTERNATIONAL GROWTH AND INCOME SERIES will seek capital appreciation and current income.

     MANAGED SECTORS SERIES will seek capital appreciation by varying the weighting of its portfolio among 13 industry sectors.

     MASSACHUSETTS INVESTORS GROWTH STOCK SERIES will seek to provide long-term growth of capital and future income rather than current income.

     MASSACHUSETTS INVESTORS TRUST SERIES will seek long-term growth of capital and future income while providing more current dividend income than is normally obtainable from a portfolio of only growth stocks.

     MONEY MARKET SERIES will seek maximum current income to the extent consistent with stability of principal by investing exclusively in money market instruments maturing in less than 13 months.

     NEW DISCOVERY SERIES will seek capital appreciation.

     RESEARCH SERIES will seek to provide long-term growth of capital and future income.

     RESEARCH GROWTH AND INCOME SERIES will seek to provide long-term growth of capital, current income and growth of income.

     RESEARCH INTERNATIONAL SERIES will seek capital appreciation.

     STRATEGIC GROWTH SERIES will seek capital appreciation.


     STRATEGIC INCOME SERIES will seek to provide high current income by investing in fixed income securities and will seek to take advantage of opportunities to realize significant capital appreciation while maintaining a high level of current income.



     TOTAL RETURN SERIES will seek mainly to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income since many securities offering a better than average yield may also possess growth potential.


     UTILITIES SERIES will seek capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 65% of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.


      Each Fund pays fees to MFS, as its investment adviser, for services rendered pursuant to investment advisory agreements. MFS also serves as investment adviser to each of the funds in the MFS Family of Funds, and to certain other investment companies established by MFS and/or us. MFS Institutional Advisers, Inc., a wholly-owned subsidiary of MFS, provides investment advice to substantial private clients. MFS and its predecessor organizations have a history of money management dating from 1924. MFS operates as an autonomous organization and the obligation of performance with respect to the investment advisory and underwriting agreements (including supervision of the sub-advisers noted below) is solely that of MFS. We undertake no obligation in this regard.



      MFS may serve as the investment adviser to other mutual funds which have similar investment goals and principal investment policies and risks as the Funds, and which may be managed by a Fund's portfolio manager(s). While a Fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between the Fund and these similar products, including differences in sales charges, expense ratios and cash flows.



      The Series Fund also offers its shares to other separate accounts established by the Company and our New York subsidiary in connection with variable annuity and variable life insurance contracts. Although we do not anticipate any disadvantages to this arrangement, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts investing in the Series Fund. A conflict may occur due to differences in tax laws affecting the operations of variable life and variable annuity separate accounts, or some other reason. We and the Series Fund's Board of Trustees will monitor events for such conflicts, and, in the event of a conflict, we will take steps necessary to remedy the conflict, including withdrawal of the Variable Account from participation in the Fund which is involved in the conflict or substitution of shares of other Funds or other mutual funds.


      MORE COMPREHENSIVE INFORMATION ABOUT THE FUNDS AND THE MANAGEMENT, INVESTMENT OBJECTIVES, POLICIES, RESTRICTIONS, EXPENSES AND POTENTIAL RISKS OF EACH FUND MAY BE FOUND IN THE ACCOMPANYING CURRENT FUND PROSPECTUS(ES). YOU SHOULD READ THE FUND PROSPECTUS(ES) CAREFULLY BEFORE INVESTING. THE STATEMENT OF ADDITIONAL INFORMATION OF THE FUNDS IS AVAILABLE BY CALLING 1-800-752-7215.

                               THE FIXED ACCOUNT

      The Fixed Account is made up of all the general assets of the Company other than those allocated to any separate account. Amounts you allocate to Guarantee Periods become part of the Fixed Account, and are available to fund the claims of all classes of our customers, including claims for benefits under the Contracts.

      We will invest the assets of the Fixed Account in those assets we choose that are allowed by applicable state insurance laws. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. We intend to invest primarily in investment-grade fixed income securities (I.E., rated by a nationally recognized rating service within the 4 highest grades) or instruments we believe are of comparable quality.


      We are not obligated to invest amounts allocated to the Fixed Account according to any particular strategy, except as may be required by applicable state insurance laws. You will not have a direct or indirect interest in the Fixed Account investments.


                           THE FIXED ACCOUNT OPTIONS:
                             THE GUARANTEE PERIODS

      You may elect one or more Guarantee Period(s) from those we make available from time to time. We publish Guaranteed Interest Rates for each Guarantee Period offered. We may change the Guaranteed Interest Rates we offer from time to time, but no Guaranteed Interest Rate will ever be less than 3% per year, compounded annually. Also, once we have accepted your allocation to a particular Guarantee Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the Guarantee Period.


      We determine Guaranteed Interest Rates at our discretion. We do not have a specific formula for establishing the rates for different Guarantee Periods. Our determination will be influenced by the interest rates on fixed income investments in which we may invest amounts allocated to the Guarantee Periods. We will also consider other factors in determining these rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates.



      We may from time to time at our discretion offer special interest rates for new Purchase Payments that are higher than the rates we are then offering for renewals or transfers.



      Early withdrawals from your allocation to a Guarantee Period, including cash withdrawals, transfers and commencement of an annuity option, may be subject to a Market Value Adjustment, which could decrease or increase the value of your Account. See "Withdrawals, Withdrawal Charge and Market Value Adjustment."


                             THE ACCUMULATION PHASE

      During the Accumulation Phase of your Contract, you make payments into your Account, and your earnings accumulate on a tax-deferred basis. The Accumulation Phase begins with our acceptance of your first Purchase Payment and ends the Business Day before your Annuity Commencement Date. The Accumulation Phase will end sooner if you surrender your Contract or die before the Annuity Commencement Date.

ISSUING YOUR CONTRACT

      When you purchase a Contract, a completed Application and the initial Purchase Payment are sent to us for acceptance. When we accept an Individual Contract, we issue the Contract to you. When we accept a Group Contract, we issue the Contract to the Owner; we issue a Certificate to you as a Participant.


      We will credit your initial Purchase Payment to your Account within 2 Business Days of receiving your completed Application. If your Application is not complete, we will notify you. If we do not have the necessary information to complete the Application within 5 Business Days, we will send your money back to you or ask your permission to retain your Purchase Payment until the Application is made complete. Then we will apply the Purchase Payment within 2 Business Days of when the Application is complete.

AMOUNT AND FREQUENCY OF PURCHASE PAYMENTS


      The amount of Purchase Payments may vary; however, we will not accept an initial Purchase Payment of less than $10,000, and each additional Purchase Payment must be at least $1,000, unless we waive these limits. In addition, we will not accept a Purchase Payment if your Account Value is over $2 million, or if the Purchase Payment would cause your Account Value to exceed $2 million, unless we have approved the Payment in advance. Within these limits, you may make Purchase Payments at any time during the Accumulation Phase.


ALLOCATION OF NET PURCHASE PAYMENTS

      You may allocate your Purchase Payments among the different Sub-Accounts and Guarantee Periods we offer, but any allocation to a Guarantee Period must be at least $1,000. Over the life of your Contract, you may allocate amounts among as many as 18 of the available investment options.


      In your Application, you may specify the percentage of each Purchase Payment to be allocated to each Sub-Account or Guarantee Period. These percentages are called your allocation factors. You may change the allocation factors for future Payments by sending us notice of the change in a form acceptable to us, as required. We will use your new allocation factors for the first Purchase Payment we receive with or after we have received notice of the change, and for all future Purchase Payments, until we receive another change notice.



      Although it is currently not our practice, we may deduct applicable premium taxes or similar taxes from your Purchase Payments (see "Contract Charges -- Premium Taxes"). In that case, we will credit your Net Purchase Payment, which is the Purchase Payment minus the amount of those taxes.


YOUR ACCOUNT

      When we accept your first Purchase Payment, we establish an Account for you, which we maintain throughout the Accumulation Phase of your Contract.

YOUR ACCOUNT VALUE


      Your Account Value is the sum of the value of the 2 components of your
Contract: the Variable Account portion of your Contract ("Variable Account Value") and the Fixed Account portion of your Contract ("Fixed Account Value"). These 2 components are calculated separately, as described below under "Variable Account Value" and "Fixed Account Value."


VARIABLE ACCOUNT VALUE

      VARIABLE ACCUMULATION UNITS

      In order to calculate your Variable Account Value, we use a measure called a Variable Accumulation Unit for each Sub-Account. Your Variable Account Value is the sum of your Account Value in each Sub-Account, which is the number of your Variable Accumulation Units for that Sub-Account times the value of each Unit.

      VARIABLE ACCUMULATION UNIT VALUE


      The value of each Variable Accumulation Unit in a Sub-Account reflects the net investment performance of that Sub-Account. We determine that value once on each day that the New York Stock Exchange is open for trading, at the close of trading, which is currently 4:00 p.m., Eastern Time. (The close of trading is determined by the New York Stock Exchange.) We also may determine the value of Variable Accumulation Units of a Sub-Account on days the Exchange is closed if there is enough trading in securities held by that Sub-Account to materially affect the value of the Variable Accumulation Units. Each day we make a valuation is called a "Business Day." The period that begins at the time Variable Accumulation Units are valued on a Business Day and ends at that time on the next Business Day is called a Valuation Period. On days other than Business Days, the value of a Variable Accumulation Unit does not change.

      To measure these values, we use a factor -- which we call the Net Investment Factor -- which represents the net return on the Sub-Account's assets. At the end of any Valuation Period, the value of a Variable Accumulation Unit for a Sub-Account is equal to the value of that Sub-Account's Variable Accumulation Units at the end of the previous Valuation Period, multiplied by the Net Investment Factor. We calculate the Net Investment Factor by dividing
(1) the net asset value of a Fund share held in the Sub-Account at the end of that Valuation Period, plus the per share amount of any dividend or capital gains distribution made by that Fund during the Valuation Period, by (2) the net asset value per share of the Fund share at the end of the previous Valuation Period; we then deduct a factor representing the mortality and expense risk charge and administrative expense charge for each day in the Valuation Period. See "Contract Charges."


      For a hypothetical example of how we calculate the value of a Variable Accumulation Unit, see the Statement of Additional Information.

      CREDITING AND CANCELING VARIABLE ACCUMULATION UNITS

      When we receive an allocation to a Sub-Account either from a Net Purchase Payment or a transfer of Account Value, we credit that amount to your Account in Variable Accumulation Units. Similarly, we cancel Variable Accumulation Units when you transfer or withdraw amounts from a Sub-Account, or when we deduct certain charges under the Contract. We determine the number of Units credited or canceled by dividing the dollar amount by the Variable Accumulation Unit value for that Sub-Account at the end of the Valuation Period during which the transaction or charge is effective.

FIXED ACCOUNT VALUE

      Your Fixed Account value is the sum of all amounts allocated to Guarantee Periods, either from Net Purchase Payments, transfers or renewals, plus interest credited on those amounts, and minus withdrawals, transfers out of Guarantee Periods, and any deductions for charges under the Contract taken from your Fixed Account Value.


      A Guarantee Period begins the day we apply your allocation and ends when all calendar years (or months if the Guarantee Period is less than one year) in the Guarantee Period (measured from the end of the calendar month in which the amount was allocated to the Guarantee Period) have elapsed. The last day of the Guarantee Period is its Renewal Date.



      Each additional Purchase Payment, transfer or renewal credited to your Fixed Account Value will result in a new Guarantee Period with its own Renewal Date. Amounts allocated at different times to Guarantee Periods of the same duration may have different Renewal Dates.


      CREDITING INTEREST


      We credit interest on amounts allocated to a Guarantee Period at the applicable Guaranteed Interest Rate for the duration of the Guarantee Period. During the Guarantee Period, we credit interest daily at a rate that yields the Guaranteed Interest Rate on an annual effective basis.


      GUARANTEE AMOUNTS

      Each separate allocation you make to a Guarantee Period, together with interest credited thereon, is called a Guarantee Amount. Each Guarantee Amount is treated separately for purposes of determining the Market Value Adjustment. A Guarantee Period that will extend beyond your maximum Annuity Commencement Date will result in an application of a Market Value Adjustment upon annuitization or withdrawals. Each new allocation to a Guarantee Period must be at least $1,000.

      RENEWALS

      We will notify you in writing between 45 and 75 days before the Renewal Date for any Guarantee Amount. A new Guarantee Period of the same duration will begin automatically for that Guarantee Amount on the first day following the Renewal Date, unless before the Renewal Date we receive:

    (1) written notice from you electing a different Guarantee Period from among those we then offer, or


    (2) instructions to transfer the Guarantee Amount to one or more Sub-Accounts, in accordance with the transfer privilege provisions of the Contract (see "Transfer Privilege").



      A Guarantee Amount will not renew into a Guarantee Period that will extend beyond your Maximum Annuity Commencement Date. Unless you notify us otherwise, we will automatically renew your Guarantee Amount into the next available Guarantee Period.


      EARLY WITHDRAWALS


      If you withdraw, transfer, or annuitize an allocation to a Guarantee Period 30 days prior to the Renewal Date, we will apply a Market Value Adjustment to the transaction. This could result in an increase or a decrease of your Account Value, depending on interest rates at the time. You bear the risk that you will receive less than your principal if the Market Value Adjustment applies.


TRANSFER PRIVILEGE

      PERMITTED TRANSFERS

      During the Accumulation Phase, you may transfer all or part of your Account Value to one or more Sub-Accounts or Guarantee Periods then available, subject to the following restrictions:

      -  You may not make more than 12 transfers in any Account Year;

      - The amount transferred from a Sub-Account must be at least $1,000, unless you are transferring your entire balance in that Sub-Account;

      -  Your Account Value remaining in a Sub-Account must be at least $1,000;

      - The amount transferred from a Guarantee Period must be the entire Guarantee Amount, except for transfers of interest credited during the current Account Year;

      - At least 30 days must elapse between transfers to or from Guarantee Periods;

      - Transfers to or from Sub-Accounts are subject to terms and conditions that may be imposed by the Funds; and

      - We impose additional restrictions on market timers, which are further described below.

      These restrictions do not apply to transfers made under an approved dollar-cost averaging program.


      There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer. Transfers out of a Guarantee Period more than 30 days before the Renewal Date or any time after the Renewal Date will be subject to the Market Value Adjustment described below. Under current law, there is no tax liability for transfers.


      REQUESTS FOR TRANSFERS

      You may request transfers in writing or by telephone. The telephone transfer privilege is available automatically, and does not require your written election. We will require personal identifying information to process a request for a transfer made by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe are genuine.


      Your transfer request will be effective as of the close of the Business Day if we receive your transfer before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b)the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m. Otherwise, your transfer request will be effective on the next Business Day.

      MARKET TIMERS

      The Contracts are not designed for professional market timing organizations or other entities using programmed and frequent transfers. If you wish to employ such strategies, you should not purchase a Contract. Accordingly, transfers may be subject to restrictions if exercised by a market timing firm or any other third party authorized to initiate transfer transactions on behalf of multiple Participants. In imposing such restrictions, we may, among other things, not accept (1) the transfer instructions of any agent acting under a power of attorney on behalf of more than one Participant, or (2) the transfer instructions of individual Participants who have executed preauthorized transfer forms that are submitted at the same time by market timing firms or other third parties on behalf of more than one Participant. We will not impose these restrictions unless our actions are reasonably intended to prevent the use of such transfers in a manner that will disadvantage or potentially impair the Contract rights of other Participants.

      In addition, the Series Fund has reserved the right to temporarily or permanently refuse exchange requests from the Variable Account if, in MFS' judgment, a Fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. In particular, a pattern of exchanges that coincide with a market timing strategy may be disruptive to a Fund and therefore may be refused. Accordingly, the Variable Account may not be in a position to effectuate transfers and may refuse transfer requests without prior notice. We also reserve the right, for similar reasons, to refuse or delay exchange requests involving transfers to or from the Fixed Account.


WAIVERS; REDUCED CHARGES; CREDITS; SPECIAL GUARANTEED INTEREST RATES



      We may reduce or waive the withdrawal charge, mortality and expense risk charges, the administrative service fee or the annual Account Fee, credit additional amounts, or grant special Guaranteed Interest Rates in certain situations. These situations may include sales of Contracts (1) where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Participant, sales of large Contracts, and certain group sales, and (2) to officers, directors and employees of the Company or its affiliates, registered representatives and employees of broker-dealers with a current selling agreement with the Company and affiliates of such representatives and broker-dealers, employees of affiliated asset management firms, and persons who have retired from such positions ("Eligible Employees") and immediate family members of Eligible Employees. Eligible Employees and their immediate family members may also purchase a Contract without regard to minimum Purchase Payment requirements. For other situations in which withdrawal charges may be waived, see "Withdrawals, Withdrawal Charge and Market Value Adjustment."


OPTIONAL PROGRAMS

      DOLLAR-COST AVERAGING


      Dollar-cost averaging allows you to invest gradually, over time, in up to 12 Sub-Accounts. You may select a dollar-cost averaging program at no extra charge by allocating a minimum of $1,000 to a designated Sub-Account or to a Guarantee Period we make available in connection with the program. Amounts allocated to the Fixed Account under the program will earn interest at a rate declared by the Company for the Guarantee Period you select. Previously applied amounts may not be transferred to a Guarantee Period made available in connection with this program. At regular time intervals, we will transfer the same amount automatically to one or more Sub-Accounts that you choose, up to a maximum of 12 Sub-Accounts. The program continues until your Account Value allocated to the program is depleted or you elect to stop the program. The final amount transferred from the Fixed Account will include all interest earned.



      No Market Value Adjustment (either positive or negative) will apply to amounts automatically transferred from the Fixed Account under the dollar-cost averaging program. However, if you discontinue or alter the program prior to completion, amounts remaining in the Fixed Account will be transferred to the Money Market Fund investment option under the Contract, unless you instruct us otherwise, and the Market Value Adjustment will be applied. Any new allocation of a Purchase Payment to the program will be treated as commencing a new dollar-cost averaging program and is subject to the $1,000 minimum.


      The main objective of a dollar-cost averaging program is to minimize the impact of short-term price fluctuations on Account Value. In general, since you transfer the same dollar amount to the variable investment options at set intervals, dollar-cost averaging allows you to purchase more Variable Accumulation Units (and, indirectly, more Fund shares) when prices are low and fewer Variable Accumulation Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, you may achieve a lower average cost per Variable Accumulation Unit over the long term. A dollar-cost averaging program allows you to take advantage of market fluctuations. However, it is important to understand that a dollar-cost averaging program does not assure a profit or protect against loss in a declining market. We do not allow transfers into any of the Guarantee Periods.

      ASSET ALLOCATION


      One or more asset allocation programs may be available in connection with the Contract, at no extra charge. Asset allocation is the process of investing in different asset classes -- such as equity funds, fixed income funds, and money market funds -- depending on your personal investment goals, tolerance for risk, and investment time horizon. By spreading your money among a variety of asset classes, you may be able to reduce the risk and volatility of investing, although there are no guarantees, and asset allocation does not insure a profit or protect against loss in a declining market.



      Currently, you may select one of 3 asset allocation models, each of which represents a combination of Sub-Accounts with a different level of risk. The available models are: the conservative asset allocation model, the moderate asset allocation model, and the aggressive asset allocation model. Each model allocates a different percentage of Account Value to Sub-Accounts investing in the various asset classes, with the conservative asset allocation model allocating the lowest percentage to Sub-Accounts investing in the equity asset class and the aggressive asset allocation model allocating the highest percentage to the equity asset class. These asset allocation models, as well as the terms and conditions of the asset allocation program, are fully described in a separate brochure. We may add or delete such programs in the future.



      If you elect an asset allocation program, we will automatically allocate your Purchase Payments among the Sub-Accounts represented in the model you choose. By electing an asset allocation program, you thereby authorize us to automatically reallocate your investment options that participate in the asset allocation program on a quarterly basis, or as determined by the terms of the Asset Allocation Program, to reflect the current composition of the model you have selected, without further instruction, until we receive notification that you wish to terminate the program or choose a different model.



      SYSTEMATIC WITHDRAWAL PROGRAM



      If you have an Account Value of $10,000 or more, you may select our Systematic Withdrawal Program.



      Under this program, you determine the amount and frequency of regular withdrawals you would like to receive from your Fixed Account Value and/or Variable Account Value and we will effect them automatically. The withdrawals under this program may be subject to surrender charges or a Market Value Adjustment. They may also be included as income and subject to a 10% federal tax penalty. You should consult your tax adviser before choosing this option.



      You may change or stop this program at any time, by written notice to us.


      PORTFOLIO REBALANCING PROGRAM


      Under the Portfolio Rebalancing Program, we transfer funds among all Sub-Accounts to maintain the percentage allocation you have selected among these Sub-Accounts. At your election, we will make these transfers on a quarterly, semi-annual or annual basis.

      Portfolio Rebalancing does not permit transfers to or from any Guarantee Period.


      SECURED FUTURE PROGRAM



      Under the Secured Future Program, we divide your Purchase Payments between the Fixed Account and the Variable Account. For the Fixed Account portion, you choose a Guarantee Period from among those we offer. We then allocate to that Guarantee Period the portion of your Purchase Payment necessary so that, at the end of the Guarantee Period, your Fixed Account allocation, including interest, will equal the entire amount of your original Purchase Payment. The remainder of the original Purchase Payment will be invested in the Sub-Accounts of your choice. At the end of the Guarantee Period, you will be guaranteed the amount of your original Purchase Payment (assuming no withdrawals), plus you will have the benefit, if any, of the investment performance of the Sub-Accounts you have chosen.


           WITHDRAWALS, WITHDRAWAL CHARGE AND MARKET VALUE ADJUSTMENT

CASH WITHDRAWALS

      REQUESTING A WITHDRAWAL

      At any time during the Accumulation Phase, you may withdraw in cash all or any portion of your Account Value. To make a withdrawal, you must send us a written request at our Annuity Mailing Address. Your request must specify whether you want to withdraw the entire amount of your Account or, if less, the amount you wish to receive.


      All withdrawals may be subject to a withdrawal charge (see "Withdrawal Charge"), and withdrawals from your Fixed Account Value also may be subject to a Market Value Adjustment (see "Market Value Adjustment"). Withdrawals also may have adverse income tax consequences, including a 10% penalty tax (see "Tax Considerations"). You should carefully consider these tax consequences before requesting a cash withdrawal.


      FULL WITHDRAWALS

      If you request a full withdrawal, we calculate the amount we will pay you as follows: We start with the total value of your Account at the end of the Valuation Period during which we receive your withdrawal request; we deduct the Account Fee for the Account Year in which the withdrawal is made; we add or subtract the amount of any Market Value Adjustment applicable to your Fixed Account Value; and finally, we deduct any applicable withdrawal charge.

      A full withdrawal results in the surrender of your Contract, and cancellation of all rights and privileges under your Contract.

      PARTIAL WITHDRAWALS

      If you request a partial withdrawal, we will pay you the actual amount specified in your request and then adjust the value of your Account by deducting the amount paid, adding or deducting any Market Value Adjustment applicable to amounts withdrawn from the Fixed Account, and deducting any applicable withdrawal charge.

      You may specify the amount you want withdrawn from each Sub-Account and/or Guarantee Amount to which your Account is allocated. If you do not so specify, we will deduct the total amount you request pro rata, based on your Account Value at the end of the Valuation Period during which we receive your request.

      If you request a partial withdrawal that would result in your Account Value being reduced to an amount less than the Account Fee for the Account Year in which you make the withdrawal, we will treat it as a request for a full withdrawal.

      TIME OF PAYMENT

      We will pay you the applicable amount of any full or partial withdrawal within 7 days after we receive your withdrawal request, except in cases where we are permitted, and choose, to defer payment under the Investment Company Act of 1940 and applicable state insurance law. Currently, we may defer payment of amounts you withdraw from the Variable Account only for the following periods:

      - When the New York Stock Exchange is closed (except weekends and holidays) or when trading on the New York Stock Exchange is restricted;


      - When it is not reasonably practical to dispose of securities held by a Fund or to determine the value of the net assets of a Fund, because an emergency exists; or


      - When an SEC order permits us to defer payment for the protection of Participants.

      We also may defer payment of amounts you withdraw from the Fixed Account for up to 6 months from the date we receive your withdrawal request. We do not pay interest on the amount of any payments we defer.

      WITHDRAWAL RESTRICTIONS FOR QUALIFIED PLANS

      If your Contract is a Qualified Contract, you should carefully check the terms of your retirement plan for limitations and restrictions on cash withdrawals.


      Special restrictions apply to withdrawals from Contracts used for
Section 403(b) annuities (see "Tax Considerations -- Tax-Sheltered Annuities").


WITHDRAWAL CHARGE

      We do not deduct any sales charge from your Purchase Payments when they are made. However, we may impose a withdrawal charge (known as a "contingent deferred sales charge") on certain amounts you withdraw. We impose this charge to defray some of our expenses related to the sale of the Contracts, such as commissions we pay to agents, the cost of sales literature, and other promotional costs and transaction expenses.

      FREE WITHDRAWAL AMOUNT

      In each Account Year you may withdraw a portion of your Account Value -- which we call the "free withdrawal amount" -- before incurring the withdrawal charge.

      For convenience in discussing free withdrawal amounts, we refer to Purchase Payments made during the last 7 Account Years, including the current Account Year, as "New Payments," and we refer to Purchase Payments made before the last 7 Account Years as "Old Payments."

      For the first Account Year, the free withdrawal amount is equal to 15% of the amount of all Purchase Payments you have made. For all other Account Years, the free withdrawal amount is equal to the amount of all Old Payments that you have not previously withdrawn, PLUS the greater of:

    (1) your Contract's earnings (defined below) to date, minus any previous withdrawals (excluding those withdrawn from old payments); and

    (2) 15% of the amount of all New Payments.

      If your "free withdrawal amount" for any Account Year, was based upon your Contract earnings, then any portion of that "free withdrawal amount" that you do not use in an Account Year is cumulative. In other words, it will be carried forward or available for use in future Account Years. However, any unused "free withdrawal amount" is not cumulative if it was based upon 15% of all your New Payments.

      Your Contract's earnings as of the date of your present withdrawal request are equal to:

    (a) your Account Value on the day we received your present withdrawal request, minus

    (b) all Purchase Payments made prior to the day we received your present withdrawal request, plus

    (c) all partial withdrawals and charges taken prior to the day we received your present withdrawal request.


      For an example of how we calculate the "free withdrawal amount," see Appendix B.


      WITHDRAWAL CHARGE ON PURCHASE PAYMENTS

      If you withdraw more than the free withdrawal amount in any Account Year, we consider the excess amount to be withdrawn first from Payments that you have not previously withdrawn. We impose the withdrawal charge on the amount of these Payments. Thus, the maximum amount on which we will impose the withdrawal charge in any year will never be more than the total of all Payments that you have not previously withdrawn.

      The amount of your withdrawal, if any, that exceeds the total of the free withdrawal amount plus the aggregate amount of all Payments not previously withdrawn, is not subject to the withdrawal charge.

      ORDER OF WITHDRAWAL

      When you make a withdrawal, we consider the free withdrawal amount to be withdrawn first. We consider the oldest Purchase Payment that you have not already withdrawn to be withdrawn next, then the second oldest Purchase Payments, and so forth. Once all Purchase Payments are withdrawn, the balance withdrawn is considered to be accumulated value.

      CALCULATION OF WITHDRAWAL CHARGE


      We calculate the amount of the withdrawal charge by multiplying the Purchase Payments you withdraw by a percentage. The percentage varies according to the number of Account Years the Purchase Payment has been held in your Account, including the Account Year in which you made the Payment, but not the Account Year in which you withdraw it. Each Payment begins a new 7-year period and moves down the declining surrender charge scale as shown below at each Account Anniversary. Payments received during the current Account Year will be charged 7%, if withdrawn. On your next scheduled Account Anniversary, that Payment, along with any other Payments made during that Account Year, will be considered to be in their second Account Year and will have a 7% withdrawal charge. On the next Account Anniversary, these Payments will move into their third Account Year and will have a withdrawal charge of 6%, if withdrawn. This withdrawal charge decreases according to the number of Account Years the Purchase Payment has been held in your Account.


   NUMBER OF
 ACCOUNT YEARS
PAYMENT HAS BEEN  WITHDRAWAL
IN YOUR CONTRACT    CHARGE
----------------  ----------
      0-1             7%
      1-2             7%
      2-3             6%
      3-4             6%
      4-5             5%
      5-6             4%
      6-7             3%
   7 or more          0%

      For example, the percentage applicable to withdrawals of a Payment that has been in an Account for more than 2 Account Years but less than 3 will be 6%, regardless of the issue date of the Contract.

      The withdrawal charge will never be greater than 7% of the excess of Purchase Payments you make under your Contract over the "free withdrawal amount," as defined above.

      For a Group Contract, we may modify the withdrawal charges and limits, upon notice to the Owner of the Group Contract. However, any modification will apply only to Accounts established after the date of the modification.

      For additional examples of how we calculate withdrawal charges, see Appendix B.

TYPES OF WITHDRAWALS NOT SUBJECT TO WITHDRAWAL CHARGE

      If approved by your state, we will waive the withdrawal charge for a full or partial withdrawal if:

      -  at least one year has passed since we issued your Contract, and

      - you are confined to an eligible nursing home and have been confined there for at least the preceding 180 days, or any shorter period required by your state.

      An "eligible nursing home" means a licensed hospital or licensed skilled or intermediate care nursing facility at which medical treatment is available on a daily basis and daily medical records are kept for each patient. You must provide us evidence of confinement in the form we determine.

      For each Qualified Contract, the free withdrawal amount in any Account Year will be the greater of the free withdrawal amount described above and any amounts required to be withdrawn to comply with the minimum distribution requirement of the Internal Revenue Code. This waiver of the withdrawal charge applies only to the portion of the required minimum distribution attributable to that Qualified Contract.

      We do not impose the withdrawal charge on amounts you apply to provide an annuity, amounts we pay as a death benefit, except under the Cash Surrender method, or amounts you transfer among the Sub-Accounts, between the Sub-Accounts and the Fixed Account, or within the Fixed Account.

MARKET VALUE ADJUSTMENT


      If permitted under the laws of your state, we will apply a Market Value Adjustment if you withdraw or transfer amounts from your Fixed Account Value more than 30 days before the end of the applicable Guarantee Period. For this purpose, using Fixed Account Value to provide an annuity is considered a withdrawal, and the Market Value Adjustment will apply. However, we will not apply the Market Value Adjustment to automatic transfers to a Sub-Account from a Guarantee Period as part of our dollar-cost averaging program.


      We apply the Market Value Adjustment separately to each Guarantee Amount in the Fixed Account, that is to each separate allocation you have made to a Guarantee Period together with interest credited on that allocation. However, we do not apply the adjustment to the amount of interest credited during your current Account Year. Any withdrawal from a Guarantee Amount is attributed first to such interest.

      A Market Value Adjustment may decrease, increase or have no effect on your Account Value. This will depend on changes in interest rates since you made your allocation to the Guarantee Period and the length of time remaining in the Guarantee Period. In general, if the Guaranteed Interest Rate we currently declare for Guarantee Periods equal to the balance of your Guarantee Period (or your entire Guarantee Period for Guarantee Periods of less than one year) is higher than your Guaranteed Interest Rate, the Market Value Adjustment is likely to decrease your Account Value. If our current Guaranteed Interest Rate is lower, the Market Value Adjustment is likely to increase your Account Value.

      We determine the amount of the Market Value Adjustment by multiplying the amount that is subject to the adjustment by the following formula:

                  N/12
    1 + I
  ( --------  )             -1
    1 + J + b

where:



      I is the Guaranteed Interest Rate applicable to the Guarantee Amount from which you withdraw, transfer or annuitize;



      J is the Guaranteed Interest Rate we declare at the time of your withdrawal, transfer or annuitization for Guarantee Periods equal to the length of time remaining in the Guarantee Period applicable to your Guarantee Amount, rounded to the next higher number of complete years, for Guarantee Periods of one year or more. For any Guarantee Periods of less than one year, J is the Guaranteed Interest Rate we declare at the time of your withdrawal, transfer or annuitization for a Guarantee Period of the same length as your Guarantee Period. If, at that time, we do not offer the applicable Guarantee Period we will use an interest rate determined by straight-line interpolation of the Guaranteed Interest Rates for the Guarantee Periods we do offer;



      N is the number of complete months remaining in your Guarantee Period; and



      b is a factor that currently is 0%, but that in the future we may increase to up to 0.25%. Any increase would be applicable only to Participants who purchase their Contracts after the date of that increase.



      We will apply the Market Value Adjustment to the amount being withdrawn after deduction of any Account Fee, if applicable, but before we impose any withdrawal charge on the amount withdrawn.



      For examples of how we calculate the Market Value Adjustment, see Appendix B.


                                CONTRACT CHARGES

ACCOUNT FEE


      During the Accumulation Phase of your Contract, we will deduct from your Account an annual Account Fee to help cover the administrative expenses we incur related to the issuance of Contracts and the maintenance of Accounts. We deduct the Account Fee on each Account Anniversary. In Account Years 1 through 5, the annual Account Fee is $35. After Account Year 5, we may change the Account Fee each year, but the Account Fee will never exceed $50. We deduct the Account Fee pro rata from each Sub-Account and each Guarantee Period, based on the allocation of your Account Value on your Account Anniversary.


      We will not charge the Account Fee if:

      (1) your Account has been allocated only to the Fixed Account during the applicable Account Year; or

      (2)  your Account Value is $75,000 or more on your Account Anniversary.

      If you make a full withdrawal of your Account, we will deduct the full amount of the Account Fee at the time of the withdrawal. In addition, on the Annuity Commencement Date we will deduct a pro rata portion of the Account Fee to reflect the time elapsed between the last Account Anniversary and the day before the Annuity Commencement Date.


      After the Annuity Commencement Date, we will deduct an annual Account Fee of $35 in the aggregate in equal amounts from each Variable Annuity payment we make during the year. We do not deduct any Account Fee from Fixed Annuity payments.


ADMINISTRATIVE EXPENSE CHARGE


      We deduct an administrative expense charge from the assets of the Variable Account at an annual effective rate equal to 0.15% during both the Accumulation Phase and the Income Phase. This charge is designed to reimburse us for expenses we incur in administering the Contracts, Participant Accounts and the Variable Account that are not covered by the annual Account Fee.

MORTALITY AND EXPENSE RISK CHARGE


      During both the Accumulation Phase and the Income Phase, we deduct a mortality and expense risk charge from the assets of the Variable Account at an effective annual rate equal to 1.00%, if your initial Purchase Payment was less than $1,000,000, or 0.85% if your initial Purchase Payment was $1,000,000 or more. However, if you annuitize your Contract prior to your eighth Contract Anniversary, we will deduct an additional 0.25% during the Income Phase to offset the increase mortality risk during this phase. The mortality risk we assume arises from our contractual obligation to continue to make annuity payments to each Annuitant, regardless of how long the Annuitant lives and regardless of how long all Annuitants as a group live. This obligation assures each Annuitant that neither the longevity of fellow Annuitants nor an improvement in life expectancy generally will have an adverse effect on the amount of any annuity payment received under the Contract. The mortality risk also arises from our contractual obligation to pay a death benefit upon the death of the Participant prior to the Annuity Commencement Date. The expense risk we assume is the risk that the annual Account Fee and the administrative expense charge we assess under the Contract may be insufficient to cover the actual total administrative expenses we incur. If the amount of the charge is insufficient to cover the mortality and expense risks, we will bear the loss. If the amount of the charge is more than sufficient to cover the risks, we will make a profit on the charge. We may use this profit for any proper corporate purpose, including the payment of marketing and distribution expenses for the Contract.


CHARGES FOR OPTIONAL DEATH BENEFIT RIDERS


      If you elect an optional death benefit rider, we will deduct a charge from the assets of the Variable Account based upon the number of optional death benefits riders you elect, as follows:


NUMBER OF      % OF
RIDERS YOU    AVERAGE
  ELECT     DAILY VALUE
----------  -----------
    1         0.15%
    2         0.25%
    3         0.40%

PREMIUM TAXES

      Some states and local jurisdictions impose a premium tax on us that is equal to a specified percentage of the Purchase Payments you make. In many states there is no premium tax. We believe that the amounts of applicable premium taxes currently range from 0% to 3.5%. You should consult a tax adviser to find out if your state imposes a premium tax and the amount of any tax.

      In order to reimburse us for the premium tax we may pay on Purchase Payments, our policy is to deduct the amount of such taxes from the amount you apply to provide an annuity at the time of annuitization. However, we reserve the right to deduct the amount of any applicable tax from your Account at any time, including at the time you make a Purchase Payment or make a full or partial withdrawal. We do not make any profit on the deductions we make to reimburse premium taxes.

FUND EXPENSES


      There are fees and charges deducted from each Fund. These fees and expenses are described in the Fund prospectus(es) and related Statements of Additional Information.


MODIFICATION IN THE CASE OF GROUP CONTRACTS

      For Group Contracts, we may modify the annual Account Fee, the administrative expense charge and the mortality and expense risk charge upon notice to Owners. However, such modification will apply only with respect to Participant Accounts established after the effective date of the modification.

                                 DEATH BENEFIT

      If the Covered Person dies during the Accumulation Phase, we will pay a death benefit to your Beneficiary, using the payment method elected (a single cash payment or one of our Annuity Options). If the Beneficiary is not living on the date of death of the Covered Person, we will pay the death benefit in one sum to your estate. We do not pay a death benefit if the Covered Person dies during the Income Phase. However, the Beneficiary will receive any annuity payments provided under an Annuity Option that is in effect. If your Contract names more than one Covered Person, we will pay the death benefit upon the first death of such Covered Persons.

AMOUNT OF DEATH BENEFIT


      To calculate the amount of the death benefit, we use a "Death Benefit Date." The Death Benefit Date is the date we receive proof of the death of the Covered Person in an acceptable form ("Due Proof of Death") if you have elected a death benefit payment method before the death of the Covered Person and it remains in effect. Otherwise, the Death Benefit Date is the later of the date we receive Due Proof of Death or the date we receive the Beneficiary's election of either payment method or, if the Beneficiary is your spouse, Contract continuation. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, we reserve the right to provide a lump sum to your Beneficiary.


      The amount of the death benefit is determined as of the Death Benefit
Date.

THE BASIC DEATH BENEFIT

      In general, if you were 85 or younger on your Contract Date (the date we accepted your first Purchase Payment), the death benefit will be the greatest of the following amounts:

      1. Your Account Value for the Valuation Period during which the Death Benefit Date occurs;


      2. The amount we would pay if you had surrendered your entire Account on the Death Benefit Date; and


      3. Your total Purchase Payments (adjusted for partial withdrawals as described in "Calculating the Death Benefit") as of the Death Benefit Date.

      For examples of how to calculate this basic death benefit, see
Appendix C.


      If you were 86 or older on your Contract Date, the death benefit is equal to amount (2) above. Because this amount will reflect any applicable withdrawal charges and Market Value Adjustment, it may be less than your Account Value.


OPTIONAL DEATH BENEFIT RIDERS


      Subject to availability in your state, you may enhance the "Basic Death Benefit" by electing one or more of the following optional death benefit riders. You must make your election before the date on which your Contract becomes effective. You will pay a charge for each optional death benefit rider you elect. (For a description of these charges, see "Charges for Optional Death Benefit Riders.") The Maximum Anniversary Account Value Rider, the 5% Premium Roll-Up Rider, and the Earnings Enhancement Rider are available only if you are younger than 80 on the Contract Date. Any optional death benefit election may not be changed after the Contract is issued. For a complete description of how the death benefits under the optional death benefit riders are calculated, see "Calculating the Death Benefit."


      MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER

      Under this rider, the death benefit will be the greater of:


      - any of the death benefit amounts payable under the "Basic Death Benefit" (above), or

      - your highest Account Value on any Account Anniversary before your 81st birthday, adjusted for any subsequent Purchase Payments, partial withdrawals and charges made between that Account Anniversary and the Death Benefit Date.

      5% PREMIUM ROLL-UP RIDER

      Under this rider, the death benefit will be the greater of:


      - any of the death benefit amounts payable under the "Basic Death Benefit" (above), or


      - the sum of your total Purchase Payments plus interest accruals, adjusted for partial withdrawals.

      Under this rider, interest accrues at a rate of 5% per year on Purchase Payments and transfers to the Variable Account while they remain in the Variable Account. The 5% interest accruals will continue until the earlier of:

      -  the first day of the month following your 80th birthday, or


      - the day the death benefit amount under this rider equals twice the total of your Purchase Payments and transferred amounts, adjusted for withdrawals.



      Net Purchase Payments under this rider will be adjusted for all partial withdrawals, as described in "Calculating the Death Benefit."


      EARNINGS ENHANCEMENT RIDER

      Under this rider, if you are 69 or younger on your Contract Date, the death benefit will be:


      - the greatest of any of the death benefit amounts payable under the "Basic Death Benefit" (above), plus


      - 40% of the lesser of your net Purchase Payments or your Account Value minus net Purchase Payments, calculated as of the Death Benefit Date.

      If you are between the ages of 70 and 79 on your Contract Date, the death benefit will be:


      - the greatest of any of the death benefit amounts payable under the "Basic Death Benefit" (above), plus



      - 25% of the lesser of your net Purchase Payments or your Account Value minus net Purchase Payments, calculated as of the Death Benefit Date.



      For examples of how the death benefit is calculated under the Earnings Enhancement Rider, see Appendix D.


      SELECTING MULTIPLE DEATH BENEFIT RIDERS

      If you elect more than one optional death benefit rider, the death benefit will be calculated as follows:

    1)  MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER COMBINED WITH 5% PREMIUM ROLL-UP
       RIDER: The death benefit will equal the greater of the death benefit under the Maximum Anniversary Account Value Rider or the death benefit under the 5% Premium Roll-Up Rider.

    2) MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER COMBINED WITH EARNINGS ENHANCEMENT RIDER: The death benefit will equal the death benefit under the Maximum Anniversary Account Value Rider, PLUS the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement Rider is calculated using the Account Value before the application of the Maximum Anniversary Account Rider.

    3) EARNINGS ENHANCEMENT RIDER COMBINED WITH 5% PREMIUM ROLL-UP RIDER: The death benefit will equal the death benefit under the 5% Premium Roll-Up Rider, PLUS the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement

       Rider is calculated using the Account Value before the application of the 5% Premium Roll-Up Rider.

    4) MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER, THE 5% PREMIUM ROLL-UP RIDER AND THE EARNINGS ENHANCEMENT RIDER: The death benefit will equal the GREATER of the death benefit under the Maximum Anniversary Account Value Rider or the death benefit under the 5% Premium Roll-Up Rider, PLUS the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement Rider is calculated using the Account Value before the application of the 5% Premium Roll-Up Rider and the Maximum Anniversary Account Value Rider.

SPOUSAL CONTINUANCE


      If your spouse is your Beneficiary, upon your death your spouse may elect to continue the Contract as the Participant, rather than receive the death benefit amount. In that case, we will not pay a death benefit, but the Contract's Account Value will be equal to your Contract's death benefit amount, as defined under the "Basic Death Benefit" or any optional death benefit rider you have selected. All Contract provisions, including any optional death benefit riders you have selected, will continue as if your spouse had purchased the Contract on the Death Benefit Date with a deposit equal to the death benefit amount. For purposes of calculating death benefits and expenses from that date forward, your spouse's age on the original effective date of the Contract will be used.


CALCULATING THE DEATH BENEFIT


      In calculating the death benefit amount payable under option (3) of the "Basic Death Benefit" or any of the optional death benefit riders, any partial withdrawals will reduce the death benefit amount to an amount equal to the death benefit amount immediately before the withdrawal multiplied by the ratio of the Account Value immediately after the withdrawal to the Account Value immediately before the withdrawal.



      If the death benefit is the amount payable under options (2) or (3) of the "Basic Death Benefit" or under any of the optional death benefit riders, your Account Value may be increased by the excess, if any, of that amount over option
(1) of the "Basic Death Benefit." Any such increase will be allocated to the Sub-Accounts in proportion to your Account Value in those Sub-Accounts on the Death Benefit Date. Such increase will be made only if the Beneficiary elects to annuitize, elects to defer annuitization, or elects to continue the Contract. Also, any portion of this new Account Value attributed to the Fixed Account will be transferred to the available Money Market Fund investment option (without the application of a Market Value Adjustment). If your spouse, as the named Beneficiary, elects to continue the Contract after your death, your spouse may transfer any such Fixed Account portion back to the Fixed Account and begin a new Guarantee Period.


METHOD OF PAYING DEATH BENEFIT


      The death benefit may be paid in a single cash payment or as an annuity (either fixed, variable or a combination), under one or more of our Annuity Options. We describe the Annuity Options in this Prospectus under "The Income Phase -- Annuity Provisions."



      During the Accumulation Phase, you may elect the method of payment for the death benefit. If no such election is in effect on the date of your death, the Beneficiary may elect either a single cash payment or an annuity. If the Beneficiary is your spouse, the Beneficiary may elect to continue the Contract. These elections are made by sending us a completed election form, which we will provide. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, we will pay the death benefit in a single cash payment.


      If we pay the death benefit in the form of an Annuity Option, the Beneficiary becomes the Annuitant/Payee under the terms of that Annuity Option.

NON-QUALIFIED CONTRACTS


      If your Contract is a Non-Qualified Contract, special distribution rules apply to the payment of the death benefit. The amount of the death benefit must be distributed either (1) as a lump sum within 5 years after your death, or
(2) if in the form of an annuity, over a period not greater than the life or expected life of the "designated beneficiary" within the meaning of
Section 72(s) of the Internal Revenue Code, with payments beginning no later than one year after your death.


      The person you have named as Beneficiary under your Contract, if any, will be the "designated beneficiary." If the named Beneficiary is not living and no contingent beneficiary has been named, the Annuitant automatically becomes the designated beneficiary.

      If the designated beneficiary is your surviving spouse, your spouse may continue the Contract in his or her own name as Participant. To make this election, your spouse must give us written notification within 60 days after we receive Due Proof of Death. The special distribution rules will then apply on the death of your spouse. To understand what happens when your spouse continues the Contract, see "Spousal Continuance," above.

      During the Income Phase, if the Annuitant dies, the remaining value of the Annuity Option in place must be distributed at least as rapidly as the method of distribution under that option.

      If the Participant is not a natural person, these distribution rules apply on a change in, or the death of, either the Annuitant or the Co-Annuitant.

      Payments made in contravention of these special rules would adversely affect the treatment of the Contracts as annuity contracts under the Internal Revenue Code. Neither you nor the Beneficiary may exercise rights that would have that effect.

SELECTION AND CHANGE OF BENEFICIARY

      You select your Beneficiary in your Application. You may change your Beneficiary at any time by sending us written notice on our required form, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

PAYMENT OF DEATH BENEFIT

      Payment of the death benefit in cash will be made within 7 days of the Death Benefit Date, except if we are permitted to defer payment in accordance with the Investment Company Act of 1940. If an Annuity Option is elected, the Annuity Commencement Date will be the first day of the second calendar month following the Death Benefit Date, and your Account will remain in effect until the Annuity Commencement Date.

DUE PROOF OF DEATH

      We accept any of the following as proof of any person's death:

      -  An original certified copy of an official death certificate;

      - An original certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

      -  Any other proof we find satisfactory.

                     THE INCOME PHASE -- ANNUITY PROVISIONS

      During the Income Phase, we make regular monthly annuity payments to the Annuitant.


      The Income Phase of your Contract begins with the Annuity Commencement Date. On that date, we apply your Account Value, adjusted as described below, under the Annuity Option(s) you have selected, and we make the first annuity payment.

      Once the Income Phase begins, no lump sum settlement option or cash withdrawals are permitted, except pursuant to Annuity Option D, Monthly Payments for a Specified Period Certain, as described below under the heading "Annuity Options," and you cannot change the Annuity Option selected. You may request a full withdrawal before the Annuity Commencement Date, which will be subject to all charges applicable on withdrawals (see "Withdrawals, Withdrawal Charge and Market Value Adjustment").


SELECTION OF THE ANNUITANT OR CO-ANNUITANT

      You select the Annuitant in your Application. The Annuitant is the person who receives annuity payments during the Income Phase and on whose life these payments are based. In your Contract, the Annuity Option(s) refer to the Annuitant as the "Payee." If you name someone other than yourself as Annuitant and the Annuitant dies before the Income Phase, you become the Annuitant.

      In a Non-Qualified Contract, if you name someone other than yourself as Annuitant, you may also select a Co-Annuitant, who will become the new Annuitant if the original Annuitant dies before the Income Phase. If both the Annuitant and Co-Annuitant die before the Income Phase, you become the Annuitant. If you have named both an Annuitant and a Co-Annuitant, you may designate one of them to become the sole Annuitant as of the Annuity Commencement Date, if both are living at that time. If you have not made that designation on the 30th day before the Annuity Commencement Date, and both the Annuitant and the Co-Annuitant are still living, the Co-Annuitant will become the Annuitant.

      When an Annuity Option has been selected as the method of paying the death benefit, the Beneficiary is the Payee of the annuity payment.

SELECTION OF THE ANNUITY COMMENCEMENT DATE

      You select the Annuity Commencement Date in your Application. The following restrictions apply to the date you may select:

      - The earliest possible Annuity Commencement Date is the first day of the first month following your first Account Anniversary.

      - The latest possible Annuity Commencement Date is the first day of the month following the Annuitant's 95th birthday or, if there is a Co-Annuitant, the 95th birthday of the younger of the Annuitant and Co-Annuitant.

      -  The Annuity Commencement Date must always be the first day of a month.

      You may change the Annuity Commencement Date from time to time by sending us written notice, with the following additional limitations:

      - We must receive your notice at least 30 days before the current Annuity Commencement Date.

      - The new Annuity Commencement Date must be at least 30 days after we receive the notice.

      There may be other restrictions on your selection of the Annuity Commencement Date imposed by your retirement plan or applicable law. In most situations, current law requires that for a Qualified Contract, certain minimum distributions must commence no later than April 1 following the year the Annuitant reaches age 70 1/2 (or, for Qualified Contracts other than IRAs, no later than April 1 following the year the Annuitant retires, if later than the year the Annuitant reaches age 70 1/2).

ANNUITY OPTIONS


      We offer the following Annuity Options for payments during the Income Phase. Each Annuity Option may be selected for a Variable Annuity, a Fixed Annuity, or a combination of both. We may also agree to other settlement options, at our discretion.

      ANNUITY OPTION A -- LIFE ANNUITY

      We provide monthly payments during the lifetime of the Annuitant. Annuity payments stop when the Annuitant dies. There is no provision for continuation of any payments to a Beneficiary.

      ANNUITY OPTION B -- LIFE ANNUITY WITH 60, 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN

      We make monthly payments during the lifetime of the Annuitant. In addition, we guarantee that the Beneficiary will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period. The election of a longer period results in smaller monthly payments. If no Beneficiary is designated, we pay the discounted value of the remaining payments in one sum to the Annuitant's estate. The Beneficiary may also elect to receive the discounted value of the remaining payments in one sum. The discount rate for a Variable Annuity will be the assumed interest rate in effect; the discount rate for a Fixed Annuity will be based on the interest rate we used to determine the amount of each payment.

      ANNUITY OPTION C -- JOINT AND SURVIVOR ANNUITY

      We make monthly payments during the lifetime of the Annuitant and another person you designate and during the lifetime of the survivor of the two. We stop making payments when the survivor dies. There is no provision for continuance of any payments to a Beneficiary.

      ANNUITY OPTION D -- MONTHLY PAYMENTS FOR A SPECIFIED PERIOD CERTAIN


      We make monthly payments for a specified period of time from 5 to 30 years, as you elect. If payments under this option are paid on a variable annuity basis, the Annuitant may elect to receive, at any time, some or all of the discounted value of the remaining payments, less any applicable withdrawal charge; the discount rate for this purpose will be the assumed interest rate in effect. If the Annuitant dies during the period selected, the remaining income payments are made as described under Annuity Option B. The election of this Annuity Option may result in the imposition of a penalty tax. The 5- to 9-year period certain is not available if your Account has been issued within the past 7 years.


SELECTION OF ANNUITY OPTION

      You select one or more of the Annuity Options, which you may change from time to time during the Accumulation Phase, as long as we receive your selection or change in writing at least 30 days before the Annuity Commencement Date. If we have not received your written selection on the 30th day before the Annuity Commencement Date, you will receive Annuity Option B, for a life annuity with 120 monthly payments certain.

      You may specify the proportion of your Adjusted Account Value you wish to provide a Variable Annuity or a Fixed Annuity. Under a Variable Annuity, the dollar amount of payments will vary, while under a Fixed Annuity, the dollar amount of payments will remain the same. If you do not specify a Variable Annuity or a Fixed Annuity, your Adjusted Account Value will be divided between Variable Annuities and Fixed Annuities in the same proportions as your Account Value was divided between the Variable and Fixed Accounts on the Annuity Commencement Date. You may allocate your Adjusted Account Value applied to a Variable Annuity among the Sub-Accounts, or we will use your existing allocations.

      There may be additional limitations on the options you may elect under your particular retirement plan or applicable law.

      REMEMBER THAT THE ANNUITY OPTIONS MAY NOT BE CHANGED ONCE ANNUITY PAYMENTS BEGIN.

AMOUNT OF ANNUITY PAYMENTS

      ADJUSTED ACCOUNT VALUE

      The Adjusted Account Value is the amount we apply to provide a Variable Annuity and/or a Fixed Annuity. We calculate Adjusted Account Value by taking your Account Value on the Business Day just before the Annuity Commencement Date and making the following adjustments:

      - We deduct a proportional amount of the Account Fee, based on the fraction of the current Account Year that has elapsed.

      - If applicable, we apply the Market Value Adjustment to your Account Value in the Fixed Account, which may result in a deduction, an addition, or no change.

      - We deduct any applicable premium tax or similar tax if not previously deducted.


      - On the Annuity Commencement Date, we will exchange your Account's Variable Annuity Units for Annuitization Units which have an annual insurance charge of 1.15% of your average daily net assets (1.00% if your initial Purchase Payment was $1,000,000 or more). If your Annuity Commencement Date is within 7 years of the Contract Date, the annual insurance charges will be increased by 0.25%.


      VARIABLE ANNUITY PAYMENTS

      Variable Annuity payments may vary each month. We determine the dollar amount of the first payment using the portion of your Adjusted Account Value applied to a Variable Annuity and the Annuity Payment Rates in your Contract, which are based on an assumed interest rate of 3% per year, compounded annually. See "Annuity Payment Rates."

      To calculate the remaining payments, we convert the amount of the first payment into Annuity Units for each Sub-Account; we determine the number of those Annuity Units by dividing the portion of the first payment attributable to the Sub-Account by the Annuity Unit Value of that Sub-Account for the Valuation Period ending just before the Annuity Commencement Date. This number of Annuity Units for each Sub-Account will remain constant (unless the Annuitant requests an exchange of Annuity Units). However, the dollar amount of the next Variable Annuity payment -- which is the sum of the number of Annuity Units for each Sub-Account times its Annuity Unit Value for the Valuation Period ending just before the date of the payment -- will increase, decrease, or remain the same, depending on the net investment return of the Sub-Accounts.

      If the net investment return of the Sub-Accounts selected is the same as the assumed interest rate of 3%, compounded annually, the payments will remain level. If the net investment return exceeds the assumed interest rate, payments will increase and, conversely, if it is less than the assumed interest rate, payments will decrease.

      Please refer to the Statement of Additional Information for more information about calculating Variable Annuity Units and Variable Annuity payments, including examples of these calculations.

      FIXED ANNUITY PAYMENTS

      Fixed Annuity payments are the same each month. We determine the dollar amount of each Fixed Annuity payment using the fixed portion of your Adjusted Account Value and the applicable Annuity Payment Rates. These will be either
(1) the rates in your Contract, which are based on a minimum guaranteed interest rate of 2.5% per year, compounded annually, or (2) new rates we have published and are using on the Annuity Commencement Date, if they are more favorable. See "Annuity Payment Rates."

      MINIMUM PAYMENTS

      If your Adjusted Account Value is less than $2,000, or the first annuity payment for any Annuity Option is less than $20, we will pay the Adjusted Account Value to the Annuitant in one payment.

EXCHANGE OF VARIABLE ANNUITY UNITS


      During the Income Phase, the Annuitant may exchange Annuity Units in one Sub-Account for Annuity Units in another Sub-Account, up to 12 times each Account Year. To make an exchange, the Annuitant sends us, at our Annuity Mailing Address, a written request stating the number of Annuity Units in the Sub-Account he or she wishes to exchange and the new Sub-Account for which Annuity Units are requested. The number of new Annuity Units will be calculated so the dollar amount of an annuity payment on the date of the exchange would not be affected. To calculate this number, we use Annuity Unit values for the Valuation Period during which we receive the exchange request.



      Before exchanging Annuity Units in one Sub-Account for those in another, the Annuitant should carefully review the Fund prospectus(es) for the investment objectives and risk disclosure of the Funds in which the Sub-Accounts invest.


      During the Income Phase, we permit only exchanges among Sub-Accounts. No exchanges to or from a Fixed Annuity are permitted.

ACCOUNT FEE

      During the Income Phase, we deduct the annual Account Fee of $35 in equal amounts from each Variable Annuity payment. We do not deduct the annual Account Fee from Fixed Annuity payments.

ANNUITY PAYMENT RATES


      The Contracts contain Annuity Payment Rates for each Annuity Option described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of (a) the first monthly Variable Annuity payment based on the assumed interest rate specified in the applicable Contract (3% per year, compounded annually), and (b) the monthly Fixed Annuity payment, when this payment is based on the minimum guaranteed interest rate specified in the Contract (at least 2.5% per year, compounded annually). We may change these rates under Group Contracts for Accounts established after the effective date of such change (see "Other Contract Provisions -- Modification").


      The Annuity Payment Rates may vary according to the Annuity Option elected and the adjusted age of the Annuitant. The Contracts also describe the method of determining the adjusted age of the Annuitant. The mortality table used in determining the Annuity Payment Rates for Annuity Options A, B and C is the Annuity 2000 Table.

ANNUITY OPTIONS AS METHOD OF PAYMENT FOR DEATH BENEFIT


      You or your Beneficiary may also select one or more Annuity Options to be used in the event of the covered person's death before the Income Phase, as described under the "Death Benefit" section of this Prospectus. In that case, your Beneficiary will be the Annuitant. The Annuity Commencement Date will be the first day of the second month beginning after the Death Benefit Date.


                           OTHER CONTRACT PROVISIONS

EXERCISE OF CONTRACT RIGHTS

      An Individual Contract belongs to the individual to whom the Contract is issued. A Group Contract belongs to the Owner. In the case of a Group Contract, the Owner may expressly reserve all Contract rights and privileges; otherwise, each Annuitant will be entitled to exercise such rights and privileges. In any case, such rights and privileges can be exercised without the consent of the Beneficiary (other than an irrevocably designated Beneficiary) or any other person. Such rights and privileges may be exercised only during the lifetime of the Annuitant before the Annuity Commencement Date, except as the Contract otherwise provides.

      The Annuitant becomes the Payee on and after the Annuity Commencement Date. The Beneficiary becomes the Payee on the death of the Participant prior to the Annuity Commencement Date, or on the death of the Annuitant after the Annuity Commencement Date. Such Payee may thereafter exercise such rights and privileges, if any, of ownership which continue.

CHANGE OF OWNERSHIP

      Ownership of a Qualified Contract may not be transferred except to:
(1) the Annuitant; (2) a trustee or successor trustee of a pension or profit sharing trust which is qualified under Section 401 of the Internal Revenue Code;
(3) the employer of the Annuitant, provided that the Qualified Contract after transfer is maintained under the terms of a retirement plan qualified under
Section 403(a) of the Internal Revenue Code for the benefit of the Annuitant;
(4) the trustee or custodian of an individual retirement account plan qualified under Section 408 of the Internal Revenue Code for the benefit of the Participants under a Group Contract; or (5) as otherwise permitted from time to time by laws and regulations governing the retirement or deferred compensation plans for which a Qualified Contract may be issued. Subject to the foregoing, a Qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

      The Owner of a Non-Qualified Contract may change the ownership of the Contract prior to the Annuity Commencement Date; and each Participant, in like manner, may change the ownership interest in a Contract. A change of ownership will not be binding on us until we receive written notification. When we receive such notification, the change will be effective as of the date on which the request for change was signed by the Owner or Participant, as appropriate, but the change will be without prejudice to us on account of any payment we make or any action we take before receiving the change. If you change the Owner of a Non-Qualified Contract, you will become immediately liable for the payment of taxes on any gain realized under the Contract prior to the change of ownership, including possible liability for a 10% federal excise tax.


      Change of ownership may affect the availability of optional death benefit riders or the expenses incurred with the optional death benefit riders.


VOTING OF FUND SHARES

      We will vote Fund shares held by the Sub-Accounts at meetings of shareholders of the Funds or in connection with similar solicitations, but will follow voting instructions received from persons having the right to give voting instructions. During the Accumulation Phase, you will have the right to give voting instructions, in the case of a Group Contract where the Owner has reserved this right. During the Income Phase, the Payee -- that is the Annuitant or Beneficiary entitled to receive benefits -- is the person having such voting rights. We will vote any shares attributable to us and Fund shares for which no timely voting instructions are received in the same proportion as the shares for which we receive instructions from Owners, Participants and Payees, as applicable.

      Owners of Qualified Contracts issued on a group basis may be subject to other voting provisions of the particular plan and of the Investment Company Act of 1940. Employees who contribute to plans that are funded by the Contracts may be entitled to instruct the Owners as to how to instruct us to vote the Fund shares attributable to their contributions. Such plans may also provide the additional extent, if any, to which the Owners shall follow voting instructions of persons with rights under the plans. If no voting instructions are received from any such person with respect to a particular Participant Account, the Owner may instruct the Company as to how to vote the number of Fund shares for which instructions may be given.

      Neither the Variable Account nor the Company is under any duty to provide information concerning the voting instruction rights of persons who may have such rights under plans, other than rights afforded by the Investment Company Act of 1940, or any duty to inquire as to the instructions received or the authority of Owners, Participants or others, as applicable, to instruct the voting of Fund shares. Except as the Variable Account or the Company has actual knowledge to the contrary, the instructions given by Owners under Group Contracts and Payees will be valid as they affect the Variable Account, the Company and any others having voting instruction rights with respect to the Variable Account.

      All Fund proxy material, together with an appropriate form to be used to give voting instructions, will be provided to each person having the right to give voting instructions at least 10 days prior to each meeting of the shareholders of the Fund. We will determine the number of Fund shares as to which each such person is entitled to give instructions as of the record date set by the Fund for such meeting, which is expected to be not more than 90 days prior to each such meeting. Prior to the Annuity Commencement Date, the number of Fund shares as to which voting instructions may be given to the Company is determined by dividing the value of all of the Variable Accumulation Units of the particular Sub-Account credited to the Participant Account by the net asset value of one Fund share as of the same date. On or after the Annuity Commencement Date, the number of Fund shares as to which such instructions may be given by a Payee is determined by dividing the reserve held by the Company in the Sub-Account with respect to the particular Payee by the net asset value of a Fund share as of the same date. After the Annuity Commencement Date, the number of Fund shares as to which a Payee is entitled to give voting instructions will generally decrease due to the decrease in the reserve.

PERIODIC REPORTS


      During the Accumulation Period we will send you, or such other person having voting rights, at least once during each Account Year, a statement showing the number, type and value of Accumulation Units credited to your Account and the Fixed Accumulation Value of your Account, which statement shall be accurate as of a date not more than 2 months previous to the date of mailing. These periodic statements contain important information concerning your transactions with respect to your Contract. It is your obligation to review each such statement carefully and to report to us, at the address or telephone number provided on the statement, any errors or discrepancies in the information presented therein within 60 days of the date of such statement. Unless we receive notice of any such error or discrepancy from you within such period, we may not be responsible for correcting the error or discrepancy.


      In addition, every person having voting rights will receive such reports or prospectuses concerning the Variable Account and the Funds as may be required by the Investment Company Act of 1940 and the Securities Act of 1933. We will also send such statements reflecting transactions in your Account as may be required by applicable laws, rules and regulations.

      Upon request, we will provide you with information regarding fixed and variable accumulation values.

SUBSTITUTION OF SECURITIES


      Shares of any or all Funds may not always be available for investment under the Contract. We may add or delete Funds or other investment companies as variable investment options under the Contract. We may also substitute for the shares held in any Sub-Account shares of another Fund or shares of another registered open-end investment company or unit investment trust, provided that the substitution has been approved, if required, by the SEC. In the event of any substitution pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the substitution.


CHANGE IN OPERATION OF VARIABLE ACCOUNT

      At our election and subject to any necessary vote by persons having the right to give instructions with respect to the voting of Fund shares held by the Sub-Accounts, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required. Deregistration of the Variable Account requires an order by the SEC. In the event of any change in the operation of the Variable Account pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change and take such other action as may be necessary and appropriate to effect the change.

SPLITTING UNITS

      We reserve the right to split or combine the value of Variable Accumulation Units, Annuity Units or any of them. In effecting any such change of unit values, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Contract.

MODIFICATION


      Upon notice to the Participant, in the case of an Individual Contract, and the Owner and Participant(s), in the case of a Group Contract (or the Payee(s) during the Income Phase), we may modify the Contract if such modification:
(i) is necessary to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject; (ii) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts; (iii) is necessary to reflect a change in the operation of the Variable Account or the Sub-Account(s) (see "Change in Operation of Variable Account"); (iv) provides additional Variable Account and/or fixed accumulation options; or (v) as may otherwise be in the best interests of Owners, Participants, or Payees, as applicable. In the event of any such modification, we may make appropriate endorsement in the Contract to reflect such modification.



      In addition, upon notice to the Owner, we may modify a Group Contract to change the withdrawal charges, Account Fee, mortality and expense risk charges, administrative expense charges, the tables used in determining the amount of the first monthly variable annuity and fixed annuity payments and the formula used to calculate the Market Value Adjustment, provided that such modification applies only to Participant Accounts established after the effective date of such modification. In order to exercise our modification rights in these particular instances, we must notify the Owner of such modification in writing. The notice shall specify the effective date of such modification which must be at least 60 days following the date we mail notice of modification. All of the charges and the annuity tables which are provided in the Group Contract prior to any such modification will remain in effect permanently, unless improved by the Company, with respect to Participant Accounts established prior to the effective date of such modification.


DISCONTINUANCE OF NEW PARTICIPANTS

      We may limit or discontinue the acceptance of new Applications and the issuance of new Certificates under a Group Contract by giving 30 days prior written notice to the Owner. This will not affect rights or benefits with respect to any Participant Accounts established under such Group Contract prior to the effective date of such limitation or discontinuance.

RESERVATION OF RIGHTS

      We reserve the right, to the extent permitted by law, to: (1) combine any 2 or more variable accounts; (2) add or delete Funds, sub-series thereof or other investment companies and corresponding Sub-Accounts; (3) add or remove Guarantee Periods available at any time for election by a Participant; and (4) restrict or eliminate any of the voting rights of Participants (or Owners) or other persons who have voting rights as to the Variable Account. Where required by law, we will obtain approval of changes from Participants or any appropriate regulatory authority. In the event of any change pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change.

RIGHT TO RETURN


      If you are not satisfied with your Contract, you may return it by mailing or delivering it to us at our Annuity Mailing Address, as shown on the cover of this Prospectus, within 10 days after it was delivered to you. When we receive the returned Contract, it will be cancelled and we will refund to you your Account Value.

      If applicable state law requires, we will return the full amount of any Purchase Payment(s) we received. State law may also require us to give you a longer "free look" period or allow you to return the Contract to your sales representative.


      If you are establishing an Individual Retirement Account ("IRA"), the Internal Revenue Code requires that we give you a disclosure statement containing certain information about the Contract and applicable legal requirements. We must give you this statement on or before the date the IRA is established. If we give you the disclosure statement before the seventh day preceding the date the IRA is established, you will not have any right of revocation under the Code. If we give you the disclosure statement at a later date, then you may give us a notice of revocation at any time within 7 days after your Contract Date. Upon such revocation, we will refund your Purchase Payment(s). This right of revocation with respect to an IRA is in addition to the return privilege set forth in the preceding paragraph. We allow a Participant establishing an IRA a "ten day free-look," notwithstanding the provisions of the Internal Revenue Code.

                               TAX CONSIDERATIONS

      This section describes general federal income tax consequences based upon our understanding of current federal tax laws. Actual federal tax consequences may vary depending on, among other things, the type of retirement plan with which you use and where the site where your Contract was issued. Also, legislation affecting the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Contracts that you purchased before the date of enactment. We do not make any guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract. You should consult a qualified tax professional for advice before purchasing a Contract or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Contract.

U.S. FEDERAL TAX CONSIDERATIONS

      The following discussion applies only to those Contracts issued in the United States. For a discussion of tax considerations effecting Contracts issued in Puerto Rico, see "Puerto Rico Tax Considerations," below.

      DEDUCTIBILITY OF PURCHASE PAYMENTS

      For federal income tax purposes, Purchase Payments made under Non-Qualified Contracts are not deductible.

      PRE-DISTRIBUTION TAXATION OF CONTRACTS

      Generally, an increase in the value of a Contract will not give rise to tax, prior to distribution.

      However, corporate (or other non-natural person) Owners of, and Participants under, a Non-Qualified Contract incur current tax, regardless of distribution, on Contract value increases. Such current taxation does not apply, though, to (i) immediate annuities, which the Internal Revenue Code (the "Code") defines as a single premium contract with an annuity commencement date within one year of the date of purchase, or (ii) any Contract that the non-natural person holds as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement).

      You should note that qualified retirement investments generally provide tax deferral regardless of whether the underlying contract is an annuity.

      DISTRIBUTIONS AND WITHDRAWALS FROM NON-QUALIFIED CONTRACTS

      The Account Value will include an amount attributable to Purchase Payments, the return of which is not taxable, and an amount attributable to investment earnings, the return of which is taxable at ordinary income rates. The relative portions of a distribution that derive from nontaxable Purchase Payments and taxable investment earnings depend upon the timing of the distribution.

      If you withdraw less than your entire Account Value under a Non-Qualified Contract before the Annuity Commencement Date, you must treat the withdrawal first as a return of investment earnings. You may treat only withdrawals in excess of the amount of the Account Value attributable to investment earnings as a return of Purchase Payments. Account Value amounts assigned or pledged as collateral for a loan will be treated as if withdrawn from the Contract.

      If a Payee receives annuity payments under a Non-Qualified Contract after the Annuity Commencement Date, however, the Payee treats a portion of each payment as a nontaxable return of Purchase Payments. In general, the nontaxable portion of such a payment bears the same ratio to the total payment as the Purchase Payments bear to the Payee's expected return under the Contract. The remainder of the payment constitutes a taxable return of investment earnings. Once the Payee has received nontaxable payments in an amount equal to total Purchase Payments, all future distributions constitute fully taxable ordinary income. If the Annuitant dies before the Payee recovers the full amount of Purchase Payments, the Payee may deduct an amount equal to unrecovered Purchase Payments.

      Upon the transfer of a Non-Qualified Contract by gift (other than to the Participant's spouse), the Participant must treat an amount equal to the Account Value minus the total amount paid for the Contract as income.

      A penalty tax of 10% may apply to taxable cash withdrawals and lump-sum payments from Non-Qualified Contracts. This penalty will not apply in certain circumstances, such as distributions pursuant to the death of the Participant or distributions under an immediate annuity (as defined above), or after age
59 1/2.

      DISTRIBUTIONS AND WITHDRAWALS FROM QUALIFIED CONTRACTS

      Generally, distributions from a Qualified Contract will constitute fully taxable ordinary income. Also, a 10% penalty tax will, except in certain circumstances, apply to distributions prior to age 59 1/2.

      Distributions from a Qualified Contract are not subject to current taxation or a 10% penalty, however, if:

      - the distribution is a hardship distribution or part of a series of payments for life or for a specified period of 10 years or more (an "eligible rollover distribution"), and

      - the Participant or Payee rolls over the distribution (with or without actually receiving the distribution) into a qualified retirement plan eligible to receive the rollover.

      Only you or your spouse may elect to roll over a distribution to an eligible retirement plan.

      WITHHOLDING

      In the case of an eligible rollover distribution (as defined above) from a Qualified Contract (other than from a Contract issued for use with an individual retirement account), we (or the plan administrator) must withhold and remit to the U.S. Government 20% of the distribution, unless the Participant or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover; however, only you or your spouse may elect a direct rollover. In the case of a distribution from
(i) a Non-Qualified Contract, (ii) a Qualified Contract issued for use with an individual retirement account, or (iii) a Qualified Contract where the distribution is not an eligible rollover distribution, we will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Participant or Payee provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Participant or Payee may credit against his or her federal income tax liability for the year of distribution any amounts that we (or the plan administrator) withhold.

      INVESTMENT DIVERSIFICATION AND CONTROL

      The Treasury Department has issued regulations that prescribe investment diversification requirements for mutual fund series underlying nonqualified variable contracts. Contracts must comply with these regulations to qualify as annuities for federal income tax purposes. Contracts that do not meet the guidelines are subject to current taxation on annual increases in value. We believe that each Fund available as an investment option under the Contract complies with these regulations. The preamble to the regulations states that the Internal Revenue Service may promulgate guidelines under which an owner's excessive control over investments underlying the contract will preclude the contract from qualifying as an annuity for federal tax purposes. We cannot predict whether such guidelines, if in fact promulgated, will be retroactive. We reserve the right to modify the Contract and/or the Variable Account to the extent necessary to comply with any such guidelines, but cannot assure that such modifications would satisfy any retroactive guidelines.

      TAX TREATMENT OF THE COMPANY AND THE VARIABLE ACCOUNT

      As a life insurance company under the Code, we will record and report operations of the Variable Account separately from other operations. The Variable Account will not, however, constitute a regulated investment company or any other type of taxable entity distinct from our other operations. We will not incur tax on the income of the Variable Account (consisting primarily of interest, dividends, and net capital gains) if we use this income to increase reserves under Contracts participating in the Variable Account.

      QUALIFIED RETIREMENT PLANS

      You may use Qualified Contracts with several types of qualified retirement plans. Because tax consequences will vary with the type of qualified retirement plan and the plan's specific terms and conditions, we provide below only brief, general descriptions of the consequences that follow from using Qualified Contracts in connection with various types of qualified retirement plans. We stress that the rights of any person to any benefits under these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms of the Qualified Contracts that you are using. These terms and conditions may include restrictions on, among other things, ownership, transferability, assignability, contributions and distributions.

      PENSION AND PROFIT-SHARING PLANS

      Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of retirement plans for employees. The Tax Equity and Fiscal Responsibility Act of 1982 eliminated most differences between qualified retirement plans of corporations and those of self-employed individuals. Self-employed persons, as a general rule, may therefore use Qualified Contracts as a funding vehicle for their retirement plans.

      TAX-SHELTERED ANNUITIES

      Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. The Code imposes restrictions on cash withdrawals from Section 403(b) annuities.

      If the Contracts are to receive tax-deferred treatment, cash withdrawals of amounts attributable to salary reduction contributions (other than withdrawals of accumulation account value as of December 31, 1988) may be made only when the Participant attains age 59 1/2, separates from service with the employer, dies or becomes disabled (within the meaning of Section 72(m)(7) of the Code). These restrictions apply to (i) any post-1988 salary reduction contributions, (ii) any growth or interest on post-1988 salary reduction contributions, and (iii) any growth or interest on pre-1989 salary reduction contributions that occurs on or after January 1, 1989. It is permissible, however, to withdraw post-1988 salary reduction contributions in cases of financial hardship. While the Internal Revenue Service has not issued specific rules defining financial hardship, we expect that to qualify for a hardship distribution, the Participant must have an immediate and heavy bona fide financial need and lack other resources reasonably available to satisfy the need. Hardship withdrawals (as well as certain other premature withdrawals) will be subject to a 10% tax penalty, in addition to any withdrawal charge applicable under the Contracts. Under certain circumstances the 10% tax penalty will not apply if the withdrawal is for medical expenses.

      Under the terms of a particular Section 403(b) plan, the Participant may be entitled to transfer all or a portion of the Account Value to one or more alternative funding options. Participants should consult the documents governing their plan and the person who administers the plan for information as to such investment alternatives.

      INDIVIDUAL RETIREMENT ACCOUNTS

      Sections 219 and 408 of the Code permit eligible individuals to contribute to an individual retirement program, including Simplified Employee Pension Plans, Employer/Association of Employees Established Individual Retirement Account Trusts, and Simple Retirement Accounts. Such IRAs are subject to limitations on contribution levels, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed in an IRA on a tax-deferred basis. If we sell Contracts for use with IRAs, the Internal Revenue Service or other agency may impose supplementary information requirements. We will provide purchasers of the Contracts for such purposes with any necessary information. You will have the right to revoke the Contract under certain circumstances, as described in the section of this Prospectus entitled "Right to Return."

      ROTH IRAS

      Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a traditional IRA under Section 408 of the Code, contributions to a Roth IRA are not tax-deductible. Provided certain conditions are satisfied, distributions are generally tax-free. Like traditional IRAs, Roth IRAs are subject to limitations on contribution amounts and the timing of distributions. If an individual converts a traditional IRA into a Roth IRA the full amount of the IRA is included in taxable income. The Internal Revenue Service and other agencies may impose special information requirements with respect to Roth IRAs. We will provide the necessary information for Contracts issued in connection with Roth IRAs.

PUERTO RICO TAX CONSIDERATIONS

      Puerto Rico tax laws with respect to qualified retirement plans described in this Prospectus vary significantly from those discussed above under "U.S. Federal Tax Considerations." Although we currently offer the Contract in Puerto Rico in connection with qualified retirement plans, the text of this Prospectus under the heading "U.S. Federal Tax Considerations" dealing with such qualified retirement plans is inapplicable to Puerto Rico and should be disregarded.

      The following discussion applies if your Contract is issued in Puerto
Rico:

      Under Section 1022 of the Puerto Rico Internal Revenue Code of 1994, as amended (the "1994 Code"), the Contract offered by this Prospectus is considered an annuity contract. The 1994 Code provides that no income tax is payable on increases in value of accumulation shares of annuity units credited to a variable annuity contract until payments are made to the annuitant or other payee under such contract.


      If any annuity distributions are made under an annuity contract, the annuitant or other payee will be required to include as gross income the portion of each payment equal to 3% of the aggregate premiums or other consideration paid for the annuity. The amount, if any, in excess of the included amount is excluded from gross income. After an amount equal to the aggregate amount excluded from gross income has been received up to your investment, all of the annuity payments are considered to be taxable income.

      In the event payment under a Contract is made in a lump sum, the amount of the payment would be included in the gross income of the Annuitant or other Payee to the extent of the Annuitant's aggregate premiums or other consideration paid.

      For further information regarding the income tax consequences of owning a Contract, you should consult a qualified tax adviser.


                         ADMINISTRATION OF THE CONTRACT



      We perform certain administrative functions relating to the Contract, Participant Accounts, and the Variable Account. These functions include, but are not limited to, maintaining the books and records of the Variable Account and the Sub-Accounts; maintaining records of the name, address, taxpayer identification number, Contract number, Participant Account number and type, the status of each Participant Account and other pertinent information necessary to the administration and operation of the Contract; processing Applications, Purchase Payments, transfers and full and partial withdrawals; issuing Contracts and Certificates; administering annuity payments; furnishing accounting and valuation services; reconciling and depositing cash receipts; providing confirmations; providing toll-free customer service lines; and furnishing telephonic transfer services.



                          DISTRIBUTION OF THE CONTRACT



      We offer the Contract on a continuous basis. Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon, a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.



      Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 6.50% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 0.50% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of Contracts or Certificates or other contracts offered by the Company. Promotional incentives may change at any time. Commissions may be waived or reduced in connection with certain transactions described in this Prospectus under the heading "Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates."


                            PERFORMANCE INFORMATION

      From time to time the Variable Account may publish reports to shareholders, sales literature and advertisements containing performance information relating to the Sub-Accounts. This information may include standardized and non-standardized "Average Annual Total Return," "Cumulative Growth Rate" and "Compound Growth Rate." We may also advertise "yield" and "effective yield" for some variable options.

      Average Annual Total Return measures the net income of the Sub-Account and any realized or unrealized gains or losses of the Fund in which it invests, over the period stated. Average Annual Total Return figures are annualized and represent the average annual percentage change in the value of an investment in a Sub-Account over that period. Standardized Average Annual Total Return information covers the period after the Variable Account was established or, if shorter, the life of the Series. Non-standardized Average Annual Total Return covers the life of each Fund, which may predate the Variable Account. Cumulative Growth Rate represents the cumulative change in the value of an investment in the Sub-Account for the period stated, and is arrived at by calculating the change in the Accumulation Unit Value of a Sub-Account between the first and the last day of the period being measured. The difference is expressed as a percentage of the Accumulation Unit Value at the beginning of the base period. "Compound Growth Rate" is an annualized measure, calculated by applying a formula that determines the level of return which, if earned over the entire period, would produce the cumulative return.


      Average Annual Total Return figures assume an initial purchase payment of $1,000 and reflect all applicable withdrawal and Contract charges. The Cumulative Growth Rate and Compound Growth Rate figures that we advertise do not reflect withdrawal charges or the Account Fee, although such figures do reflect all recurring charges. Results calculated without withdrawal and/or certain Contract charges will be higher. We may also use other types of rates of return that do not reflect withdrawal and Contract charges.


      The performance figures used by the Variable Account are based on the actual historical performance of the underlying Funds for the specified periods, and the figures are not intended to indicate future performance. For periods before the date the Contracts became available, we calculate the performance information for the Sub-Account on a hypothetical basis. To do this, we reflect deductions of the current Contract fees and charges from the historical performance of the corresponding Funds.

      Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (7-day period for the available Money Market Sub-Account), expressed as a percentage of the value of the Sub-Account's Accumulation Units. Yield is an annualized figure, which means that we assume that the Sub-Account generates the same level of net income over a one-year period and compound that income on a semi-annual basis. We calculate the effective yield for the Money Market Sub-Account similarly, but include the increase due to assumed compounding. The Money Market Sub-Account's effective yield will be slightly higher than its yield as a result of its compounding effect.

      The Variable Account may also from time to time compare its investment performance to various unmanaged indices or other variable annuities and may refer to certain rating and other organizations in its marketing materials. More information on performance and our computations is set forth in the Statement of Additional Information.

      The Company may also advertise the ratings and other information assigned to it by independent industry ratings organizations. Some of these organizations are A.M. Best, Moody's Investor's Service, Standard and Poor's Insurance Rating Services, and Duff and Phelps. Each year A.M. Best reviews the financial status of thousands of insurers, culminating in the assignment of Best's rating. These ratings reflect A.M. Best's current opinion of the relevant financial strength and operating performance of an insurance company in comparison to the norms of the life/health industry. Best's ratings range from A++ to F. Standard and Poor's and Duff and Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurance company's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the Sub-Accounts.

      We may also advertise endorsements from organizations, individuals or other parties that recommend the Company or the Contracts. We may occasionally include in advertisements (1) comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets; or (2) discussions of alternative investment vehicles and general economic conditions.

                             AVAILABLE INFORMATION

      The Company and the Variable Account have filed with the SEC registration statements under the Securities Act of 1933 relating to the Contracts. This Prospectus does not contain all of the information contained in the registration statements and their exhibits. For further information regarding the Variable Account, the Company and the Contracts, please refer to the registration statements and their exhibits.

      In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934. We file reports and other information with the SEC to meet these requirements.

You can inspect and copy this information and our registration statements at the SEC's public reference facilities at the following locations: WASHINGTON, D.C. -- 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; CHICAGO, ILLINOIS -- 500 West Madison Street, Chicago, IL 60661; NEW YORK, NEW YORK -- 7 World Trade Center, 13th Floor, New York, NY 10048. The Washington, D.C. office will also provide copies by mail for a fee. You may also find these materials on the SEC's website (http:// www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


      The Company's Annual Report on Form 10-K for the year ended December 31, 1999 and the Quarterly Report on Form 10-Q for the period ended March 31, 2000, filed with the SEC, are incorporated by reference in this Prospectus. Any statement contained in a document we incorporate by reference is deemed modified or superceded to the extent that a later filed document, including this Prospectus, shall modify or supercede that statement. Any statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute part of this Prospectus.



      The Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of the document referred to above which has been incorporated by reference in this Prospectus, other than exhibits to such document (unless such exhibits are specifically incorporated by reference in this Prospectus). Requests for such document should be directed to the Secretary, Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, telephone (800) 225-3950.


                    ADDITIONAL INFORMATION ABOUT THE COMPANY

GENERAL


      The Company is engaged in the sale of individual variable life insurance, group life and disability insurance, and individual and group fixed and variable annuities. These contracts are sold in both the tax-qualified and non-tax-qualified markets. These products are distributed through individual insurance agents, insurance brokers and broker-dealers.



      For the year ended December 31, 1999, the Company filed its Annual Report on Form 10-K using audited statutory financial statements. The Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which is a comprehensive basis of accounting other than generally accepted accounting principles. The Company has changed its basis of accounting to generally accepted accounting principles ("GAAP") effective January 1, 2000 and has filed its Quarterly Report on Form 10-Q for the period ended March 31, 2000 in accordance with GAAP.



      The Company has restated its financial statements originally filed in its Annual Report on Form 10-K in accordance with GAAP. These financial statements are included in this Prospectus and are referred to in Management's Discussion and Analysis of Financial Condition and Results of Operations. See Note 13 to Consolidated Financial Statements of the Company for a reconcilation of statutory surplus to GAAP equity and statutory net income to GAAP net income.


SELECTED FINANCIAL DATA


      The following selected financial data for the Company should be read in conjunction with the audited Consolidated Financial Statements and the Notes thereto included in this Prospectus beginning
on page   and the Unaudited Consolidated Financial Statements and the Notes
thereto included in this Prospectus beginning on page   .



                                              FOR THE           FOR THE YEAR ENDED DECEMBER 31,
                                           QUARTER ENDED    ---------------------------------------
                                          MARCH 31, 2000       1999          1998          1997
                                          ---------------   -----------   -----------   -----------
                                                               (IN THOUSANDS)
Revenues
  Premiums and other revenue                $    81,286     $   262,603   $   382,477   $   406,883
  Net investment income and realized
    gains                                        80,013         367,296       464,226       552,380
                                            -----------     -----------   -----------   -----------
                                                161,299         629,899       846,703       959,263
                                            -----------     -----------   -----------   -----------
Benefits and expenses
  Policyholder benefits                          80,259         334,890       588,108       672,350
  Other expenses                                 38,471         212,197       233,663       190,105
                                            -----------     -----------   -----------   -----------
                                                118,730         547,087       821,771       862,455
                                            -----------     -----------   -----------   -----------
Operating gain                                   42,569          82,812        24,932        96,808
Federal income tax expense                       14,899          29,080        10,768        35,338
                                            -----------     -----------   -----------   -----------
Net income                                  $    27,670     $    53,732   $    14,164   $    61,470
                                            ===========     ===========   ===========   ===========
Assets                                      $22,485,834     $21,484,913   $18,248,262   $17,335,515
                                            ===========     ===========   ===========   ===========
Surplus notes                               $   565,000     $   565,000   $   565,000   $   565,000
                                            ===========     ===========   ===========   ===========



      The Company has not restated the financial statements for 1996 and 1995; therefore, the selected financial data on a statutory basis of accounting for the Company as presented in its Annual Report on Form 10-K for the year ended December 31, 1999 and for the quarter ended March 31, 2000 are shown below.



                             FOR THE                         FOR THE YEAR ENDED DECEMBER 31,
                          QUARTER ENDED    -------------------------------------------------------------------
                          MARCH 31, 2000      1999          1998          1997          1996          1995
                          --------------   -----------   -----------   -----------   -----------   -----------
                                                             (IN THOUSANDS)
Revenues
  Premiums, annuity
    deposits and other
    revenue                $   732,607     $ 2,869,250   $ 2,581,463   $ 2,623,629   $ 2,215,322   $ 1,883,901
  Net investment income
    and realized gains          32,681         190,844       187,208       298,121       310,172       315,966
                           -----------     -----------   -----------   -----------   -----------   -----------
                               765,288       3,060,094     2,768,671     2,921,750     2,525,494     2,199,867
                           -----------     -----------   -----------   -----------   -----------   -----------
Benefits and expenses
  Policyholder benefits        673,927       2,706,121     2,416,950     2,579,104     2,232,528     1,995,208
  Other expenses                60,681         239,136       214,607       206,065       175,342       150,937
                           -----------     -----------   -----------   -----------   -----------   -----------
                               734,608       2,945,257     2,631,557     2,785,169     2,407,870     2,146,145
                           -----------     -----------   -----------   -----------   -----------   -----------
Operating gain                  30,680         114,837       137,114       136,581       117,624        53,722
Federal income tax
  expense (benefit)              9,275          24,479        11,713         7,339        (5,400)       17,807
                           -----------     -----------   -----------   -----------   -----------   -----------
Net income                 $    21,405     $    90,358   $   125,401   $   129,242   $   123,024   $    35,915
                           ===========     ===========   ===========   ===========   ===========   ===========
Assets                     $20,898,166     $19,948,155   $16,902,621   $15,925,357   $13,621,952   $12,359,683
                           ===========     ===========   ===========   ===========   ===========   ===========
Surplus notes              $   565,000     $   565,000   $   565,000   $   565,000   $   315,000   $   650,000
                           ===========     ===========   ===========   ===========   ===========   ===========



See discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CAUTIONARY STATEMENT



      This following discussions include forward-looking statements by the Company under the Private Securities Litigation Reform Act of 1995. These statements are not matters of historical fact; they relate to such topics as future product sales, volume growth, market share, market risk and financial goals. It is important to understand that these forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those that the statements anticipate. These risks and uncertainties may concern, among other things:



    - Heightened competition, particularly in terms of price, product features, and distribution capability, which could constrain the Company's growth and profitability.



    - Changes in interest rates and market conditions.



    - Regulatory and legislative developments.



    - Developments in consumer preferences and behavior patterns.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- YEAR ENDED DECEMBER 31, 1999



RESULTS OF OPERATIONS



      The following table provides a summary of income from operations by segment, which is discussed more fully below.



                NET INCOME FROM CONTINUING OPERATIONS BY SEGMENT
                                 (IN MILLIONS)



                                                                    1999       1998       1997
                                                                  --------   --------   --------
    Wealth Management                                              $59.7      $ 60.0     $ 60.7
    Individual Protection                                           (0.1)      (46.5)      (3.2)
    Group Protection                                                 0.4         1.3       (0.8)
    Corporate                                                       (6.2)       (0.7)       4.8
                                                                   -----      ------     ------
                                                                   $53.7      $ 14.1     $ 61.5
                                                                   =====      ======     ======



      YEAR ENDED DECEMBER 31, 1999 COMPARED TO 1998:


      NET INCOME


      Net income increased by $28.2 million to $42.4 million in 1999, reflecting an increase of $39.6 million in income from continuing operations, an increase of $0.9 million in income from discontinued operations, and $12.3 million after-tax loss from the sales of Massachusetts Casualty Insurance Company ("MCIC") and New London Trust F.S.B. ("NLT") which occurred in 1999.



      NET INCOME FROM CONTINUING OPERATIONS BY SEGMENT



      The Company's income from operations reflects the operations of its 4 business segments: the Wealth Management segment, the Individual Protection segment, the Group Protection segment and the Corporate segment.



      WEALTH MANAGEMENT SEGMENT


      The Wealth Management segment focuses on the savings and retirement needs of individuals preparing for retirement or who have already retired. It primarily markets to upscale consumers in the U.S., selling individual and group fixed and variable annuities. Its major product lines, "Regatta" and "Futurity," are combination fixed/variable annuities. In these combination annuities, contract holders have the choice of allocating payments either to a fixed account, which provides a guaranteed rate of return, or to variable accounts. Withdrawals from the fixed account are subject to market value adjustment. In the variable accounts, the contract holder can choose from a range of investment options and styles. The return depends upon investment performance of the options selected. Investment funds available under Regatta products are managed by Massachusetts Financial Services Company ("MFS"), an affiliate of the Company. Investment funds available under Futurity products are managed by several investment managers, including MFS and Sun Capital Advisers, Inc., a subsidiary of the Company.


      The Company distributes its annuity products through a variety of channels. For the Regatta products, about half are sold through securities brokers, a further one-fourth through financial institutions, and the remainder through insurance agents and financial planners. The Futurity products, introduced in February 1998, are primarily distributed through a dedicated wholesaler network, including Sun Life of Canada (U.S.) Distributors, Inc., a subsidiary of the Company.


      Although new pension products are not currently sold, there has been a substantial block of group retirement business in-force, including guaranteed investment contracts ("GICs"), pension plans and group annuities. A significant portion of these pension contracts are non-surrenderable, with the result that the Company's liquidity exposure is limited. GICs were marketed directly in the U.S. through independent managers. In 1997, the Company decided to no longer market group pension and GIC products.


      Net income decreased by $0.3 million to $59.7 million in 1999 as compared to 1998. The increase in fee and other income, due to increased business, was partially offset by higher operating expenses, resulting from both increased business and continued investment in the Futurity distribution network. In addition, the loss of earnings from the GICs, which block of business is declining, contributed to the minor decline in earnings. Following are the major factors affecting the Wealth Management segment's results in 1999 as compared to 1998:



- Fee and other income increased primarily as a result of higher variable annuity account balances. Fee income was higher by approximately $37 million in 1999 compared to 1998. Market appreciation and net deposit activity have been key factors in the growth in the account balances. This growth has generated corresponding increases in fee income, since fees are determined based on the average assets held in these accounts. Variable annuity assets have increased by approximately $3.8 billion, or 31%, since January 1, 1999.



- Net deposits of annuity products increased by $53 million to $290 million compared with 1998. The increase in net deposits results primarily from significant increases in new deposits offset by increased variable annuity surrenders in 1999. Management believes the increase in new deposits is mainly a result of the success of the Company's introduction, during the fourth quarter of 1998, of a higher Dollar Cost Averaging ("DCA") rate and a new six-month DCA program. Under these programs, which were redesigned in late 1996, deposits are made into the fixed portion of the annuity contract and receive a bonus rate of interest for the policy year. During the year, the fixed deposit is systematically transferred to the variable portion of the contract in equal periodic installments. While fixed annuity account deposits increased, deposits directly into variable accounts decreased in 1999. The Company believes this decline was a consequence of the heightened interest in the DCA programs in 1999.



     Total new deposits to fixed and variable annuities increased by $479 million to $2,746 million in 1999. Sales of the Futurity line of products represented $341 million or 12% of total annuity deposits in 1999, an increase of $219 million from 1998. The Company expects that sales of the Futurity product will continue to increase in the future, based on management's beliefs that market demand is growing for multi-manager variable annuity products, such as Futurity; that the productivity of Futurity's wholesale distribution network, established in 1998, will continue to grow; and that the marketplace will continue to respond favorably to introductions of new Futurity products and product enhancements.



     The surrenders are primarily related to older products which are no longer actively marketed. The Company expects that as the separate account block of business continues to grow, from both net deposits and asset appreciation, and as an increasing number of accounts are no longer subject to surrender charges, surrenders will tend to increase. The Company is implementing a conservation program with the aim of improving asset retention.



- There has been a shift in demand to variable account products from general account products. Most sales are either DCA or variable deposits. As a consequence, there has been a decline in average general account invested assets and, in turn, net investment income has declined. Net investment income reflects only income earned on invested assets of the general account. Net investment income and realized gains for the Wealth Management segment decreased by approximately $26 million in 1999 compared to 1998. This decline in average general account assets primarily reflects the Company's decision in 1997 to no longer market group pension and GIC products and as a consequence, a declining block of in-force business as GICs mature and are surrendered.



- Policyholder benefits (the major elements of which are interest credited to contractholder deposits and annuity benefits) decreased by approximately $12.6 million in 1999 as compared to 1998. This is less than the decrease in investment income as the surrenders of maturing GIC contracts on which the Company earns a positive spread are being partially replaced by sales of annuities under the Company's Dollar Cost Averaging ("DCA") programs. Under these programs, deposits are made into the fixed portion of the annuity contract and receive a bonus rate of interest for the policy year. During the year, the fixed deposit is systematically transferred to the variable portion of the contract in equal periodic installments.



- Other operating expenses increased by $9.0 million reflecting the increased volumes of both new business and inforce business and continued investment in the growth of the Futurity products wholesale distribution network.



- Amortization of deferred policy acquisition costs increased by $6.8 million primarily reflecting the impact of the increased variable annuity gross profits due to significant asset appreciation during 1999, and the resulting increase in fee income.



      INDIVIDUAL PROTECTION SEGMENT



      The Company currently markets individual variable life insurance products. These products include a variable universal life product marketed to the company-owned life insurance ("COLI") market, which product was introduced in late 1997. In September 1999, the Company introduced a new variable life product as part of the Futurity product portfolio.



      Prior to 1999, the Individual Protection segment consisted of two main elements, internal reinsurance and other life products.


      Internal Reinsurance


      In recent years, the Company has had various reinsurance agreements with Sun Life (Canada). In some of these arrangements, Sun Life (Canada) has reinsured the mortality risks of individual life policies sold in prior years by the Company. These agreements, in the aggregate, had an immaterial effect on net income in the years 1998 and 1999. Under another reinsurance agreement, which became effective January 1, 1991 and terminated October 1, 1998, the Company reinsured certain individual life insurance contracts issued by Sun Life (Canada). Prior to its termination, this agreement had the effect of increasing income from operations by approximately $16.5 million in 1998. In addition, the effect of terminating this agreement was to decrease 1998 net income by approximately $64.0 million as the termination payment made was greater than the net reserves (reserves assumed less deferred policy acquisition costs) held under the agreement. Because this agreement terminated in 1998, it had no effect on income from operations in 1999.



      Other Life Products



      Net income associated with the other life products directly issued by the Company from the Individual Protection segment decreased by approximately
$0.5 million from 1998.



      GROUP PROTECTION SEGMENT



      The Group Protection segment focuses on providing life and disability insurance to small and medium size employers as part of those companies' employee benefit plans. This segment operates only in the state of New York through a subsidiary. Net income from the Group Protection segment decreased by $0.9 million from 1998 primarily due to unfavorable claims experience in the group life product.


      CORPORATE SEGMENT


      The Corporate segment includes the unallocated capital of the Company, its debt financing and items not otherwise attributable to the other segments.



      Net income for the Corporate segment decreased by $5.5 million to ($6.2) million. This decrease reflected lower net investment income, mainly from lower assets due to dividend payments in 1999 of $80 million and in 1998 of $50 million, and increased operational expenses. Income taxes in 1999 reflected an income tax benefit associated with tax operating losses with subsidiaries not allocated to the operating segments.



      YEAR ENDED DECEMBER 31, 1998 COMPARED TO 1997:


      NET INCOME


      Net income decreased by $116.3 million to $14.2 million in 1998, reflecting a decrease of $47.4 million in income from continuing operations and a decrease of $68.9 million in income from discontinued operations. On
December 24, 1997 the Company transferred through a dividend its investment in MFS. Net income of MFS in 1997 included in income from discontinued operations was $61.9 million. Net income from NLT and MCIC, which were both sold during 1999, included in income from discontinued operations was $.1 million in 1998 and $7.1 million in 1997.



      NET INCOME FROM CONTINUING OPERATIONS BY SEGMENT


      WEALTH MANAGEMENT SEGMENT


      Net income decreased by $0.7 million to $60.0 million in 1998 as compared to 1997. Increased fee and other income was mainly offset by higher operating expenses. Both fee income and operating expenses increased as a result of the increased business. In addition the start-up of the Company's own wholesaling distribution network for the Futurity product line increased operating expenses during 1998. Also impacting net income was the loss of earnings from GICs, which block of business declined. Following are the major factors affecting the Wealth Management segment's results in 1998 as compared to 1997:



    - Fee and other income increased primarily as a result of higher variable annuity account balances. Fee income was higher by approximately
      $29 million in 1998 compared to 1997. Market appreciation and net deposit activity have been key factors in the growth in the account balances. This growth has generated corresponding increases in fee income, since fees are determined based on the average assets held in these accounts. Variable annuity assets increased by approximately $2.8 billion or 30% since January 1, 1998.



    - Net deposits of annuity products decreased by $131 million to $237 million compared with 1997. The decrease in net deposits resulted from both a decrease in new deposits and increased variable annuity surrenders in 1998. Management believes the decrease in new deposits is mainly a result increased competition in the marketplace. In particular the competition in the DCA programs has intensified. During the fourth quarter of 1998, the Company introduced a higher DCA rate and a new six-month DCA program. While fixed annuity account deposits decreased, deposits directly into variable accounts increased in 1998. The Company believes the increase in variable deposits was a consequence of both the continuing strong growth in equity markets generally and the continuing strong performance of the investment funds underlying the Company's variable annuity products.



      Total new deposits to fixed and variable annuities decreased by $53 million to $2,267 million in 1998. Sales of the new Futurity line of products represented $122 million or 5% of total annuity deposits in 1998. The Company expects that sales of the Futurity product will continue to increase in the future, based on management's beliefs that market demand is growing for multi-manager variable annuity products, such as Futurity; that the productivity of Futurity's wholesale distribution network, established in 1998, will continue to grow; and that the marketplace will continue to respond favorably to introductions of new Futurity products and product enhancements.



      The surrenders are primarily related to older products which are no longer actively marketed and particularly those for which the surrender charge period has expired. The Company expects that as the separate account block of business continues to grow, from both net deposits and asset appreciation, and as an increasing number of accounts are no longer subject to surrender charges, surrenders will tend to increase.



    - There has been a shift in demand to variable account products from general account products. As a consequence, there has been a decline in average general account invested assets and, in turn, net investment income has declined. Net investment income reflects only income earned on invested assets of the general account. Net investment income and realized gains for the Wealth Management segment decreased by approximately $72 million in 1998 as compared to 1997. This decline in average general account assets primarily reflects the Company's decision in 1997 to no longer market group pension and GIC products and as a consequence, a declining block of in-force business as GICs mature and are surrendered.



    - Policyholder benefits (the major elements of which are interest credited to contractholder deposits and annuity benefits) decreased by approximately $62 million in 1998 as compared to 1997. This is less than the decrease in investment income as the surrenders of maturing GIC contracts on which the Company earns a positive spread were partially replaced by sales of annuities under the Company's DCA programs.



    - Other operating expenses increased by $16.0 million reflecting the increased volumes of both new business and inforce business and expenses associated with the startup of the Futurity product line and a new distribution network dedicated to marketing the Futurity products. Enhancements were made to the technology infrastructure to support the growth in business.



    - Amortization of deferred policy acquisition costs increased by $4.0 million primarily reflecting the impact of increased variable annuity gross profits due to significant asset appreciation during 1998, and the resulting increase in fee income.



      INDIVIDUAL PROTECTION SEGMENT



      Prior to 1999, the Individual Protection segment consisted of two main elements, internal reinsurance and other life products.



      Internal Reinsurance



      In recent years, the Company has had various reinsurance agreements with Sun Life (Canada). In some of these arrangements, Sun Life (Canada) has reinsured the mortality risks of individual life policies sold in prior years by the Company. These agreements, in the aggregate, had an immaterial effect on net income in the years 1998 and 1997. Under another reinsurance agreement, which became effective January 1, 1991 and terminated October 1, 1998, the Company reinsured certain individual life insurance contracts issued by Sun Life (Canada). Prior to its termination, this agreement had the effect of increasing income from operations by approximately $16.5 million in 1998. In addition, the effect of terminating this agreement was to decrease 1998 net income by approximately $64.0 million as the termination payment made was greater than the net reserves (reserves assumed less deferred policy acquisition costs) held under the agreement. This resulted in a net loss on the reinsurance in 1998 of $47.5 million as compared to a loss of $7.6 million in 1997.



      Other Life Products



      Net income associated with the other life products directly issued by the Company from the Individual Protection segment decreased by approximately
$3.3 million from 1997. The decrease reflects primarily higher death benefit payments, increased operating expenses associated with growth of the COLI business and increased amortization of deferred policy acquisition costs.

      GROUP PROTECTION SEGMENT



      Net income from the Group Protection segment of $1.3 million in 1998 increased by $2.1 million from 1997 primarily due to favorable claims experience. The claims experience in the disability products was poor in 1997 due to a greater number of claims. Claims returned to more normal levels in 1998.



      CORPORATE SEGMENT



      Net income for the Corporate segment decreased by $5.5 million to ($0.7) million. This decrease reflected lower net investment income, from both lower interest rates and lower assets from dividend payments in 1998 of $50 million, increased interest expense and increased operational expenses.


FINANCIAL CONDITION AND LIQUIDITY

      ASSETS


      The Company's total assets comprise those held in its general account and those held in its separate accounts. General account assets support general account liabilities. Separate accounts are investment vehicles for the Company's variable life and annuity contracts. Policyholders may choose from among various investment options offered under these contracts according to their individual needs and preferences. Policyholders assume the investment risks associated with these choices. State insurance law provides that separate account asset equal to reserves and other liabilities are not available to fund the liabilities of the general account.



      The following table summarizes significant changes in asset balances during 1999. The changes are discussed below.



                                                         ASSETS ($ IN MILLIONS)
                                                 ---------------------------------------   % CHANGE
                                                 DECEMBER 31, 1999    DECEMBER 31, 1998    1999/1998
                                                 ------------------   ------------------   ---------
General account assets.........................      $ 5,361.6            $ 5,945.3          (10.9)
Separate account assets........................       16,123.3             12,302.9           31.1
                                                     ---------            ---------          -----
Total assets...................................      $21,484.9            $18,248.2           17.7
                                                     =========            =========          =====



      General account assets decreased by 10.9% in 1999, but variable separate account assets increased by 31.1%. This growth in variable separate accounts as compared to the general account reflects 2 main factors: (1) appreciation of the funds held in the variable separate accounts exceeded that of the funds held in the general account; and (2) annuity deposits into variable accounts, including transfers under the DCA programs, have increased, while annuity deposits into fixed accounts have slowed. The Company believes this pattern has reflected a shift in the preferences of policyholders, which is largely attributable to the strong performance of equity markets in general and of the Company's variable account funds in particular.



      The assets of the general account are available to support general account liabilities. For management purposes, it is the Company's practice to segment its general account to facilitate the matching of assets and liabilities. General account assets primarily comprise cash, invested assets, and deferred policy acquisition costs, which represented essentially all of general account assets at December 31, 1999. Major types of invested asset holdings included fixed maturity securities, short-term investments, mortgages, real estate and other invested assets. The Company's fixed maturity securities amounted to $2,677.3 million, representing 59.0% of the Company's total cash plus invested assets ("total portfolio") at December 31, 1999, and included both public and private issues. It is the Company's policy to acquire only investment-grade securities. As a result, the overall quality of the fixed maturity portfolio is high. At December 31, 1999, only 6.0% of the fixed maturity portfolio was invested in below-investment-grade securities. Short-term investments of $177.2 million in fixed maturity securities represented 3.9% of the total portfolio. The Company's mortgage holdings amounted to $931.4 million at December 31, 1999, representing 20.5% of the total portfolio. All mortgage holdings at December 31, 1999 were in good standing. The Company believes that the high quality of its mortgage portfolio is largely attributable to its stringent underwriting standards. At December 31, 1999, investment real estate amounted to $95.1 million, representing about 2.1% of the total portfolio. The Company invests in real estate to enhance yields and, because of the long-term nature of these investments, the Company uses them for purposes of matching with products having long-term liability durations. Other invested assets amounted to $67.9 million, representing about 1.5% of the portfolio. Cash and cash equivalents of $550.3 million at December 31, 1999 represented about 12.1% of the total portfolio.


      LIABILITIES


      As with assets, the proportion of variable separate account liabilities to total liabilities has been increasing. Most of the Company's liabilities comprise reserves for life insurance and for annuity contracts and deposit funds. The Company expects the declining trend in general account liabilities to continue, because it believes that net maturities will continue to exceed sales for the fixed contracts associated with these liabilities. This trend stems mainly from the Company's 1997 decision to discontinue selling group pension and GIC contracts and to focus its marketing efforts on its combination fixed/variable annuity products.


                            ------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- QUARTERLY PERIOD ENDED MARCH 31, 2000



RESULTS OF OPERATIONS



      THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO 1999:



      NET INCOME



      Net income increased by $31.9 million to $27.7 million in the first three months of 2000, reflecting an increase of $7.1 million in income from continuing operations, a decrease of $0.8 million in income from discontinued operations, and $25.6 million of after-tax loss from the sale of Massachusetts Casualty Insurance Company which occurred in 1999.



      NET INCOME FROM OPERATIONS BY SEGMENT



      The following table provides a summary of income from operations by segment, which is discussed more fully below.



                     NET INCOME FROM OPERATIONS BY SEGMENT
                                 (IN MILLIONS)



                                                               THREE MONTHS
                                                                   ENDED
                                                                 MARCH 31,
                                                            -------------------
                                                              2000       1999     $ CHANGE   % CHANGE
                                                            --------   --------   --------   ---------
    Wealth Management                                        $32.6      $18.1      $14.5        80.1%
    Individual Protection                                      (.1)        --        (.1)          --
    Group Protection                                            .6         .4         .2        50.0%
    Corporate                                                 (5.4)       2.1       (7.5)     (357.1%)
                                                             -----      -----      -----     --------
                                                             $27.7      $20.6      $ 7.1        34.5%
                                                             =====      =====      =====     ========



      WEALTH MANAGEMENT SEGMENT



      Net income increased by $14.5 million to $32.6 million in the first three months of 2000 primarily due to the increased volume of in-force business. Following are the major factors affecting the Wealth Management segment's results in the first quarter of 2000 as compared to the same period in 1999.



      - Fee income increased primarily as a result of higher variable annuity account balances. Fee income was higher by approximately $19 million in the first three months of 2000 compared to the same period in 1999. Market appreciation and net deposit activity have been key factors in the growth in the account balances. This growth has generated corresponding increases in fee income, since fees are determined based on the average assets held in these accounts. Variable annuity assets have increased by almost $5 billion since January 1, 1999.



      - Net deposits of annuity products decreased by $99 million compared with the first quarter of 1999. The decrease in net deposits results primarily from increases in variable annuity surrenders in 2000. The surrenders are primarily related to older products which are no longer actively marketed. The Company expects that as the separate account block of business continues to grow, from both net deposits and asset appreciation, and as an increasing number of accounts are no longer subject to surrender charges, surrenders will tend to increase. The Company is implementing a conservation program with the aim of improving asset retention.



      - Total new deposits to fixed and variable annuities increased by $26 million to $669 million in 2000. Sales of the Futurity line of products represented $155 million of total annuity deposits in 2000, an increase of $96 million from the same three month period in 1999. The Company expects that sales of the Futurity product will continue to increase in the future, based on management's beliefs that market demand is growing for multi-manager variable annuity products, such as Futurity; that the productivity of Futurity's wholesale distribution network, established in 1998, will continue to grow; and that the marketplace will continue to respond favorably to introductions of new Futurity products and product enhancements.



      - There has been a shift in demand to variable account products from general account products. As a consequence, there has been a decline in average general account invested assets and, in turn, net investment income has declined. Net investment income reflects only income earned on invested assets of the general account. Net investment income and realized gains for the Wealth Management segment decreased by $20 million for the first three months of 2000 as compared to the same period in 1999. This decline in average general account assets primarily reflects the Company's decision in 1997 to no longer market group pension and GIC products and as a consequence, a declining block of in-force business as GICs mature and are surrendered.



      - Policyholder benefits (the major elements of which are interest credited to contractholder deposits and annuity benefits) decreased by approximately $5.4 million in the three months ended March 31, 2000 as compared to the same period in 1999. This is less than the decrease in investment income as the surrenders of maturing GIC contracts on which the Company earns a positive spread are being partially replaced by sales of annuities under the Company's Dollar-Cost Averaging ("DCA") programs. Under these programs, deposits are made into the fixed portion of the annuity contract and receive a bonus rate of interest for the policy year. During the year, the fixed deposit is systematically transferred to the variable portion of the contract in equal periodic installments.



      - Underwriting, acquisition and other operating expenses increased by $4.0 million reflecting the increased volumes of both new business and inforce business.



      - Amortization of deferred policy acquisition costs decreased by $21.6 million primarily reflecting the impact of the increased variable annuity assets, due to significant appreciation during the latter part of 1999 and through the first quarter of 2000, and the resulting increase in expected future gross profits from increased fee income. Since future gross profits are expected to be higher, the current amortization of deferred policy acquisition costs is lower.



      INDIVIDUAL PROTECTION SEGMENT



      The Company currently markets individual variable life insurance products. These products include a variable universal life product marketed to the company-owned life insurance ("COLI") market, which product was introduced in late 1997. In September 1999, the Company introduced a new variable life product as part of the Futurity product portfolio. The Company's management expects that the Company's variable life business will grow and become more significant in the future.

      Net income from the Individual Protection segment decreased by $0.1 million from the same period in 1999.



      GROUP PROTECTION SEGMENT



      The Group Protection segment focuses on providing life and disability insurance to small and medium size employers as part of those companies' employee benefit plans. This segment operates only in the state of New York through a subsidiary. Net income from the Group Protection segment increased by $0.2 million from the same period in 1999 primarily due to favorable claims experience.



      CORPORATE SEGMENT



      The Corporate segment includes the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments.



      In the first three months of 2000, income from operations for the Corporate segment decreased by $7.5 million to a ($5.4) million net loss. This decrease reflected lower net investment income, mainly from lower assets due to dividend payments in 1999 of $75 million, increased operational expenses and increased income taxes. Income taxes in 1999 reflected an income tax benefit associated with tax operating losses with subsidiaries not allocated to the operating segments.



FINANCIAL CONDITION & LIQUIDITY



      ASSETS



- The Company's total assets comprise those held in its general account and those held in its separate accounts. General account assets support general account liabilities. Separate accounts are investment vehicles for the Company's variable life and annuity contracts. Policyholders may choose from among various investment options offered under these contracts according to their individual needs and preferences. Policyholders assume the investment risks associated with these choices. Separate account assets are not available to fund the liabilities of the general account.



The following table summarizes significant changes in asset balances during the first three months of 2000. The changes are discussed below.



                                                                   ASSETS
                                                               (IN MILLIONS)               % CHANGE
                                                    MARCH 31, 2000    DECEMBER 31, 1999    2000/1999
                                                    ---------------   ------------------   ---------
General Account Assets                                 $ 5,187.0          $ 5,361.6          (3.3)
Separate Account Assets                                 17,298.8           16,123.3           7.3
                                                       ---------          ---------          ----
Total Assets                                           $22,485.8          $21,484.9           4.7
                                                       =========          =========          ====



      General account assets decreased by 3.3% in the first three months of 2000, but variable separate account assets increased by 7.3%. This growth in variable separate accounts as compared to the general account reflects two main factors: appreciation of the funds held in the variable separate accounts has exceeded that of the funds held in the general account; and annuity deposits into variable accounts, including transfers under the DCA programs have increased, while annuity deposits into fixed accounts have slowed. The Company believes this pattern has reflected a shift in the preferences of policyholders, which is largely attributable to the strong performance of equity markets in general and of the Company's variable account funds in particular.



      The assets of the general account are available to support general account liabilities. For management purposes, it is the Company's practice to segment its general account to facilitate the matching of assets and liabilities. General account assets primarily comprise cash, invested assets, and deferred policy acquisition costs, which represented essentially all of general account assets at March 31, 2000. Major types of invested asset holdings included fixed maturity securities, short-term investment mortgages, real estate and other invested assets. The Company's fixed maturity securities comprised 70.5% of the Company's portfolio at March 31, 2000, and included both public and private issues. It is the

Company's policy to acquire only investment-grade securities. As a result, the overall quality of the fixed maturity portfolio is high. At March 31, 2000, only 5.1% of the fixed maturity portfolio was rated below-investment-grade. Short-term investments in fixed maturity securities represented 2.1% of the total portfolio. The Company's mortgage holdings amounted to $898.1 million at March 31, 2000, representing 22.3% of the total portfolio. All mortgage holdings at March 31, 2000 were in good standing. The Company believes that the high quality of its mortgage portfolio is largely attributable to its stringent underwriting standards. At March 31, 2000, investment real estate amounted to $94.3 million, representing about 2.3% of the total portfolio. The Company invests in real estate to enhance yields and, because of the long-term nature of these investments, the Company uses them for purposes of matching with products having long-term liability durations. Other invested assets amounted to $68.3 million, representing about 1.7% of the portfolio. These holdings comprised mainly leveraged lease investments.



      LIABILITIES



      As with assets, the proportion of variable separate account liabilities to total liabilities has been increasing. Most of the Company's liabilities comprise reserves for life insurance and for annuity contracts and deposit funds. The Company expects the declining trend in general account liabilities to continue, because it believes that net maturities will continue to exceed sales for the fixed contracts associated with these liabilities. This trend stems mainly from the Company's 1997 decision to discontinue selling group pension and GIC contracts and to focus its marketing efforts on its combination fixed/variable annuity products.


                            ------------------------

CAPITAL RESOURCES

      CAPITAL ADEQUACY


      The National Association of Insurance Commissioners ("NAIC") adopted regulations at the end of 1993 that established minimum capitalization requirements for insurance companies, based on risk-based capital ("RBC") formulas applied to statutory surplus. These requirements are intended to identify undercapitalized companies, so that specific regulatory actions can be taken on a timely basis. The RBC formula for life insurance companies calculates capital requirements related to asset, insurance, interest rate, and business risks. According to the RBC calculation, the Company's capital was well in excess of its required capital at year-end 1999.


      LIQUIDITY

      The Company's liquidity requirements are generally met by funds from operations. The Company's main uses of funds are to pay out death benefits and other maturing insurance and annuity contract obligations; to make pay-outs on contract terminations; to purchase new investments; to fund new business ventures; and to pay normal operating expenditures and taxes. The Company's main sources of funds are premiums and deposits on insurance and annuity products; proceeds from the sale of investments; income from investments; and repayments of investment principal.


      In managing its general account assets in relation to its liabilities, the Company has segmented these assets by product or by groups of products. The Company manages each segment's assets based on an investment policy that it has established for that segment. Among other matters, this investment policy considers liquidity requirements and provides cash flow estimates. The Company reviews these policies quarterly.



      The Company's liquidity targets are intended to enable it to meet its day-to-day cash requirements. On a quarterly basis, the Company compares its total "liquifiable" assets to its total demand liabilities. Liquifiable assets comprise cash and assets that could quickly be converted to cash should the need arise. These assets include short-term investments and other current assets and investment-grade bonds. The Company's policy is to maintain a liquidity ratio in excess of 100%, and it did so through December 31, 1999. Based on its ongoing liquidity analyses, the Company believes that its available liquidity is more than sufficient to meet its liquidity needs.

OTHER MATTERS

      DEMUTUALIZATION




      Sun Life (Canada), the Company's ultimate parent as of December 31, 1999, completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada, Inc. ("SLF"), is now the ultimate parent of Sun Life (Canada) and the Company. Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934, as amended, with common shares listed on the Toronto, New York, London, and Manila stock exchanges.


      SALE OF SUBSIDIARIES


      On February 5, 1999, the Company sold Massachusetts Casualty Insurance Company ("MCIC"), a disability insurance company, to Centre Solutions (U.S.) Limited, a wholly-owned subsidiary of Centre Reinsurance Holdings Limited. The net proceeds of this sale were $34.0 million and the Company realized a post-tax loss of $25.5 million.



      On October 29, 1999, the Company sold New London Trust F.S.B. ("NLT") to a subsidiary of Phoenix Home Life Mutual Insurance Company for approximately
$30.3 million and realized a post-tax gain of $13.2 million.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      This discussion covers market risks associated with investment portfolios that support the Company's general account liabilities. This discussion does not cover market risks associated with those investment portfolios that support separate account products. For these products, the policyholder, rather than the Company, assumes these market risks.

      GENERAL

      The assets of the general account are available to support general account liabilities. For purposes of managing these assets in relation to these liabilities, the Company notionally segments these assets by product or by groups of products. The Company manages each segment's assets based on an investment policy that it has established for that segment. The policy covers the segment's liability characteristics and liquidity requirements, provides cash flow estimates, and sets targets for asset mix, duration, and quality. Each quarter, investment and business unit managers review these policies to ensure that the policies remain appropriate, taking into account each segment's liability characteristics.

      TYPES OF MARKET RISKS


      The Company's management believes that stringent underwriting standards and practices have resulted in high-quality portfolios and have the effect of limiting credit risk. It is the Company's policy, for example, not to purchase below-investment-grade securities. Also, as a matter of investment policy, the Company assumes no foreign currency or commodity risk, nor does it assume equity price risk except to the extent that it holds real estate in its portfolios. (Investment real estate holdings represented approximately 2.1% of the Company's total general account portfolio at December 31, 1999, and 2.3% of the Company's total general account portfolio at March 31, 2000.) The management of interest rate risk exposure is discussed below.


      INTEREST RATE RISK MANAGEMENT


      The Company's fixed interest rate liabilities are primarily supported by well-diversified portfolios of fixed interest investments. They are also supported by holdings of real estate and floating rate notes. All of these fixed interest investments are held for other than trading purposes and can include publicly issued and privately placed bonds and commercial mortgage loans. Public bonds can include Treasury bonds, corporate bonds, and money market instruments. The Company's fixed income portfolios also hold securitized assets, including mortgage-backed securities ("MBS") and asset-backed securities. These securities are subject to the same standards applied to other portfolio investments, including relative value criteria and diversification guidelines. In portfolios backing interest-sensitive liabilities, the

Company's policy is to limit MBS holdings to less than 10% of total portfolio assets. In all portfolios, the Company restricts MBS investments to pass-through securities issued by U.S. government agencies and to collateralized mortgage obligations, which are expected to exhibit relatively low volatility. The Company does not engage in leveraged transactions and it does not invest in the more speculative forms of these instruments such as the interest-only, principal-only, inverse floater, or residual tranches.


      Changes in the level of domestic interest rates affect the market value of fixed interest assets and liabilities. Segments whose liabilities mainly arise from the sale of products containing interest rate guarantees for certain terms are sensitive to changes in interest rates. In these segments, the Company uses "immunization" strategies, which are specifically designed to minimize the loss from wide fluctuations in interest rates. The Company supports these strategies using analytical and modeling software acquired from outside vendors.

      Significant features of the Company's immunization models include:

    - an economic or market value basis for both assets and liabilities;

    - an option pricing methodology;


    - the use of effective duration and convexity to measure interest rate sensitivity; and


    - the use of key rate durations to estimate interest rate exposure at different parts of the yield curve and to estimate the exposure to non-parallel shifts in the yield curve.

      The Company's Interest Rate Risk Committee meets monthly. After reviewing duration analyses, market conditions and forecasts, the Committee develops specific asset management strategies for the interest-sensitive portfolios. These strategies may involve managing to achieve small intentional mismatches, either in terms of total effective duration or for certain key rate durations, between the liabilities and related assets of particular segments. The Company manages these mismatches to a tolerance range of plus or minus 0.5.

      Asset strategies may include the use of Treasury futures or interest rate swaps to adjust the duration profiles for particular portfolios. All derivative transactions are conducted under written operating guidelines and are marked to market. Total positions and exposures are reported to the Board of Directors on a monthly basis. The counterparties to hedging transactions are major highly rated financial institutions, with respect to which the risk of the Company's incurring losses related to credit exposures is considered remote.


      Liabilities categorized as financial instruments and held in the Company's general account had a fair value of $3,634.4 million at December 31, 1999 and a fair value of $2,913.1 million at March 31, 2000. Fixed income investments supporting those liabilities had a fair value of $4,308.6 million and $4,065.8 at December 31, 1999 and March 31, 2000, respectively. The Company performed a sensitivity analysis on these interest-sensitive liabilities and assets on December 31, 1999 and on March 31, 2000. The December 31, 1999 analysis showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $118.0 million and the corresponding assets would show a net decrease of $73.6 million. The March 31, 2000 analysis showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $66.7 million and the corresponding assets would show a net decrease of $117.2 million.



      By comparison, liabilities categorized as financial instruments and held in the Company's general account at had a fair value of $4,385.0 million December 31, 1998, and a fair value of $3,105.2 million at December 31, 1999. Fixed income investments supporting those liabilities had a fair value of $5,104.9 million and $4,308.6 million at December 31, 1998 and December 31, 1999, respectively. The Company performed a sensitivity analysis on these interest-sensitive liabilities and assets at December 31, 1998 and at December 31, 1999. The December 31, 1998 analysis showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $185.4 million and the corresponding assets would show a net decrease of $168.7 million. The December 31, 1999 analysis showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $63.8 million and the corresponding assets would show a net decrease of $118.0 million.

      The Company produced these estimates using computer models. Since these models reflect assumptions about the future, they contain an element of uncertainty. For example, the models contain assumptions about future policyholder behavior and asset cash flows. Actual policyholder behavior and asset cash flows could differ from what the models show. As a result, the models' estimates of duration and market values may not reflect what actually will occur. The models are further limited by the fact that they do not provide for the possibility that management action could be taken to mitigate adverse results. The Company believes that this limitation is one of conservatism; that is, it will tend to cause the models to produce estimates that are generally worse than one might actually expect, all other things being equal.


      Based on its processes for analyzing and managing interest rate risk, the Company's management believes the Company's exposure to interest rate changes will not materially affect its near-term financial position, results of operations, or cash flows.


REINSURANCE


      The Company has agreements with Sun Life (Canada) which provide that Sun Life (Canada) will reinsure the mortality risks of the individual life insurance contracts sold by the Company. Under these agreements, basic death benefits and supplementary benefits are reinsured on a yearly renewable term basis and coinsurance basis, respectively.



      Effective January 1, 1991, the Company entered into an agreement with Sun Life (Canada) under which certain individual life insurance contracts issued by Sun Life (Canada) were reinsured by the Company on a 90% coinsurance basis. Also effective January 1, 1991 the Company entered into an agreement with Sun Life (Canada) which provides that Sun Life (Canada) will reinsure the mortality risks in excess of $500,000 per policy for the individual life insurance contracts assumed by the Company in the reinsurance agreement described above. Such death benefits are reinsured on a yearly renewable term basis. The life reinsurance assumed agreement requires the reinsurer to withhold funds in amounts equal to the reserves assumed. The Company terminated these agreements effective
October 1, 1998.



      The Company has also executed reinsurance agreements with unrelated companies which provide reinsurance of certain individual life insurance contracts on a modified coinsurance basis under which all deficiency reserves are ceded.



      During 1999, the Company entered into an agreement with an unrelated company which provides reinsurance on certain fixed group annuity contracts. Also during 1999, the Company entered into three agreements with two unrelated companies for the purpose of obtaining stop-loss coverage of guaranteed minimum death benefit exposure with respect to the Company's variable annuity business.



      The Company has agreements with Sun Life (Canada) whereby Sun Life (Canada) reinsures the mortality and mortality risks of the group life insurance contracts and group long term disability contracts. Under these agreements, certain death benefits and long-term disability benefits are reinsured on a yearly renewable basis.


RESERVES

      In accordance with the life insurance laws and regulations under which the Company operates, it is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on its outstanding contracts. Reserves are based on mortality tables in general use in the United States and are computed to equal amounts that, with additions from premiums to be received, and with interest on such reserves compounded annually at certain assumed rates, will be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's death. In the accompanying Financial Statements, these reserves are determined in accordance with statutory regulations.

INVESTMENTS


      Of the Company's total assets of $21.5 billion at December 31, 1999, 75.1% ($16.1 billion) consisted of unitized and non-unitized separate account assets, 13.3% ($2.9 billion) was invested in bonds and similar securities, 4.3% ($931.4 million) was invested in mortgages, 0.4% ($95.1 million) was invested in real estate, and the remaining 6.9%
($1.5 billion) was invested in cash and other assets.


COMPETITION


      The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities marketing insurance products. According to a 1999 statistical study published by A.M. Best, the Company ranked 36th among North American life insurance companies based upon admitted assets as of December 31, 1998.


EMPLOYEES


      The Company and Sun Life (Canada) have entered into a service agreement which provides that the latter will furnish the Company, as required, with personnel as well as certain services and facilities on a cost reimbursement basis. As of May 31, 2000, the Company had ____ direct employees who are employed at its Principal Executive Office in Wellesley Hills, Massachusetts and at its Retirement Products and Services Division in Boston, Massachusetts.


PROPERTIES

      The Company occupies office space owned by it and leased to Sun Life (Canada), and certain unrelated parties for lease terms not exceeding 5 years. The Company also occupies office space which it leases from unaffiliated parties for various lease terms.

STATE REGULATION

      The Company is subject to the laws of the State of Delaware governing life insurance companies and to regulation by the Commissioner of Insurance of Delaware. An annual statement is filed with the Commissioner of Insurance on or before March lst in each year relating to the operations of the Company for the preceding year and its financial condition on December 31st of such year. Its books and records are subject to review or examination by the Commissioner or his agents at any time and a full examination of its operations is conducted at periodic intervals.

      The Company is also subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed to operate. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. Each insurance company is required to file detailed annual reports with supervisory agencies in each of the fire jurisdictions in which it does business and its operations and accounts are subject to examination by such agencies at regular intervals.

      In addition, many states regulate affiliated groups of insurers, such as the Company, Sun Life (Canada) and its affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial positions of the companies involved. Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments of the Company under these laws cannot be reasonably estimated. However, most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength and many permit the deduction of all or a portion of any such assessment from any future premium or similar taxes payable.

      Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

                               LEGAL PROCEEDINGS

      There are no pending legal proceedings affecting the Variable Account. We and our subsidiaries are engaged in various kinds of routine litigation which, in management's judgment, is not of material importance to our respective total assets or material with respect to the Variable Account.

                                  ACCOUNTANTS


      The financial statements of the Variable Account for the year ended December 31, 1999 included in the Statement of Additional Information and the consolidated financial statements of the Company for the years ended
December 31, 1999, 1998 and 1997 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                              FINANCIAL STATEMENTS

      The financial statements of the Company which are included in this Prospectus should be considered only as bearing on the ability of the Company to meet its obligations with respect to amounts allocated to the Fixed Account and with respect to the death benefit and the Company's assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Sub-Accounts of the Variable Account.

      The financial statements of the Variable Account for the year ended December 31, 1999 are included in the Statement of Additional Information.

                            ------------------------

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



CONSOLIDATED STATEMENTS OF INCOME (IN MILLIONS)
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                                                1999       1998       1997
                                                                ----       ----       ----
REVENUES
    Premiums and annuity considerations                        $ 45.1     $203.3     $257.4
    Net investment income                                       365.0      455.9      539.9
    Net realized investment gains                                 2.3        8.4       12.5
    Fee and other income                                        217.5      179.2      149.5
                                                               ------     ------     ------
    Total revenues                                              629.9      846.8      959.3
                                                               ------     ------     ------
BENEFITS AND EXPENSES
    Policyowner benefits                                        334.9      588.2      672.3
    Other operating expenses                                    101.1      100.0       85.4
    Amortization of deferred policy acquisition costs            67.8       88.8       62.3
                                                               ------     ------     ------
    Total benefits and expenses                                 503.8      777.0      820.0
                                                               ------     ------     ------
    Income from operations                                      126.1       69.8      139.3
    Interest expense                                             43.3       44.9       42.5
                                                               ------     ------     ------
    Income before income tax expense and discontinued
      operations                                                 82.8       24.9       96.8

INCOME TAX EXPENSE:
    Federal                                                      28.8       10.9       34.0
    State                                                          .3        (.1)       1.3
                                                               ------     ------     ------
    Income tax expense                                           29.1       10.8       35.3
                                                               ------     ------     ------
Net income from continuing operations                            53.7       14.1       61.5
Net loss on disposal of subsidiaries, after tax                 (12.3)        --         --
Discontinued operations                                           1.0         .1       69.0
                                                               ------     ------     ------
NET INCOME                                                     $ 42.4     $ 14.2     $130.5
                                                               ======     ======     ======



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



CONSOLIDATED BALANCE SHEETS (IN MILLIONS)
DECEMBER 31, 1999 AND 1998



                                                                1999        1998
                                                                ----        ----
ASSETS
    Investments
    Fixed maturities available-for-sale at fair value
      (amortized cost of $2,685.4 and $3,311.9 in 1999 and
      1998, respectively)                                     $ 2,677.3   $ 3,488.4
    Trading fixed maturities at fair value (amortized cost
      of $1.0 and $1.5 in 1999 and 1998, respectively)              1.0         1.5
    Short-term investments                                        177.2       336.0
    Mortgage loans                                                931.4       969.8
    Real estate                                                    95.1        99.0
    Policy loans                                                   40.7        42.6
    Other invested assets                                          67.9        64.2
                                                              ---------   ---------
    Total investments                                           3,990.6     5,001.5

    Cash and cash equivalents                                     550.3       264.7
    Accrued investment income                                      50.5        61.9
    Deferred policy acquisition costs                             686.3       523.9
    Outstanding premiums                                            2.7          .8
    Other assets                                                   81.2          .1
    Separate account assets                                    16,123.3    12,302.9
    Net assets from discontinued operations                          --        92.4
                                                              ---------   ---------
    Total assets                                              $21,484.9   $18,248.2
                                                              =========   =========
LIABILITIES
    Future contract and policy benefits                       $   729.3   $   736.1
    Contractholder deposit funds and other policy
      liabilities                                               3,144.8     3,658.2
    Unearned revenue                                                7.1         6.7
    Accrued expenses and taxes                                     98.8        32.8
    Deferred federal income taxes                                  77.7       113.1
    Long-term debt payable to affiliates                          565.0       565.0
    Other liabilities                                              67.7        55.8
    Separate account liabilities                               16,123.3    12,302.9
                                                              ---------   ---------
    Total liabilities                                          20,813.7    17,470.6
                                                              ---------   ---------
COMMITMENTS AND CONTINGENCIES -- NOTE 15

STOCKHOLDER'S EQUITY
    Common stock, $1,000 par value -- 10,000 shares
      authorized; 5,900 shares issued and outstanding         $     5.9   $     5.9
    Additional paid-in capital                                    199.4       199.4
    Accumulated other comprehensive income                          7.1        75.9
    Retained earnings                                             458.8       496.4
                                                              ---------   ---------
    Total stockholder's equity                                    671.2       777.6
                                                              ---------   ---------
    Total liabilities and stockholder's equity                $21,484.9   $18,248.2
                                                              =========   =========



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (IN MILLIONS)
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                                                1999       1998       1997
                                                                ----       ----       ----
Net income                                                     $ 42.4     $14.2      $130.5
Other comprehensive income
  Net unrealized holding gains (losses) on
    available-for-sale securities,
    net of tax                                                  (68.6)     (4.3)       26.7
  Other                                                           (.2)       --          --
                                                                (68.8)     (4.3)       26.7
                                                               ------     -----      ------
Comprehensive income                                           $(26.4)    $ 9.9      $157.2
                                                               ======     =====      ======



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (IN MILLIONS)
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                                                  ACCUMULATED
                                                    ADDITIONAL       OTHER                      TOTAL
                                          COMMON     PAID-IN     COMPREHENSIVE   RETAINED   STOCKHOLDER'S
                                          STOCK      CAPITAL        INCOME       EARNINGS      EQUITY
                                          -----      -------        ------       --------      ------
Balance at December 31, 1996               $5.9       $199.4         $ 53.5      $ 470.6       $ 729.4
                                           ----       ------         ------      -------       -------
    Net income                                                                     130.5         130.5
    Other comprehensive income                                         26.7                       26.7
    Dividends to stockholder                                                       (68.9)        (68.9)
                                           ----       ------         ------      -------       -------
Balance at December 31, 1997                5.9        199.4           80.2        532.2         817.7
                                           ----       ------         ------      -------       -------
    Net income                                                                      14.2          14.2
    Other comprehensive income                                         (4.3)                      (4.3)
    Dividends to stockholder                                                       (50.0)        (50.0)
                                           ----       ------         ------      -------       -------
Balance at December 31, 1998                5.9        199.4           75.9        496.4         777.6
                                           ----       ------         ------      -------       -------
    Net income                                                                      42.4          42.4
    Other comprehensive income                                        (68.8)                     (68.8)
    Dividends to stockholder                                                       (80.0)        (80.0)
                                           ----       ------         ------      -------       -------
Balance at December 31, 1999               $5.9       $199.4         $  7.1      $ 458.8       $ 671.2
                                           ====       ======         ======      =======       =======



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



CONSOLIDATED STATEMENTS OF CASH FLOWS (IN MILLIONS)
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                                                1999       1998        1997
                                                                ----       ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income from continuing operations                         $  53.7    $    14.1   $    61.5
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Amortization of discount and premiums                        (0.5)         0.2          .6
    Depreciation and amortization                                 3.7          2.2         2.5
    Net realized gains on investments                            (2.3)        (8.4)      (12.5)
    Interest credited to contractholder deposits                216.4        238.7       282.9
    Deferred federal income taxes                                14.5         (8.6)       (1.6)
    Cash dividends from subsidiaries                             19.3           --        40.6
Changes in assets and liabilities:
    Deferred acquisition costs                                  (88.4)       208.7       (82.9)
    Accrued investment income                                    11.4         31.1        25.8
    Other assets                                                (75.3)        78.5      (189.0)
    Future contract and policy benefits                          (7.5)    (1,124.0)      182.5
    Other, net                                                   72.3        896.6         7.7
                                                              -------    ---------   ---------
Net cash provided by operating activities                       217.3        329.1       318.1
                                                              -------    ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Sales, maturities and repayments of:
    Available-for-sale fixed maturities                       1,240.9      1,665.6     1,535.8
    Subsidiaries                                                 57.5          0.6          --
    Other invested assets                                          --          0.9          .4
    Mortgage loans                                              385.7        316.9       463.0
    Real estate                                                   2.8          6.0        15.1
Purchases of:
    Available-for-sale fixed maturities                        (615.2)    (1,346.7)   (1,334.1)
    Equity securities                                              --         (0.2)        (.3)
    Other invested assets                                        (7.4)       (11.4)       (5.5)
    Mortgage loans                                             (344.9)      (123.0)     (159.0)
    Real estate                                                  (1.6)        (1.1)      (10.1)
Capital contributions to subsidiaries                              --           --        (2.0)
Changes in other investing activities, net                        3.1        (14.4)        (.5)
Net change in policy loans                                        1.9         (1.6)        (.2)
Net change in short-term investments                            155.9        (38.2)     (152.9)
                                                              -------    ---------   ---------
Net cash provided by investing activities                       878.7        453.4       349.7
                                                              -------    ---------   ---------



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED) (IN MILLIONS)
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                                                1999        1998        1997
                                                                ----        ----        ----
CASH FLOWS FROM FINANCING ACTIVITIES:
    Deposits to contractholder deposit funds                    1,536.8       910.8     1,023.6
    Withdrawals from contractholder deposit funds              (2,267.2)   (1,803.2)   (1,550.8)
    Issuance of long-term debt and borrowed funds                    --          --       360.1
    Repayment of long-term debt and borrowed funds                   --      (110.1)      (58.0)
    Dividends paid to stockholder                                 (80.0)      (50.0)         --
                                                              ---------   ---------   ---------
Net cash used in financing activities                            (810.4)   (1,052.5)     (225.1)
                                                              ---------   ---------   ---------
Net change in cash and cash equivalents                           285.6      (270.0)      442.7
    Cash and cash equivalents, beginning of year                  264.7       534.7        92.0
                                                              ---------   ---------   ---------
    Cash and cash equivalents, end of year                    $   550.3   $   264.7   $   534.7
                                                              =========   =========   =========
SUPPLEMENTAL CASH FLOW INFORMATION
    Interest paid                                             $    43.3   $    40.5   $    42.0
    Income taxes paid                                               5.5        50.6        32.9



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



GENERAL



Sun Life Assurance Company of Canada (U.S.) (the "Company") is incorporated as a life insurance company domiciled in the state of Delaware. The Company and its subsidiaries are licensed in 49 states and certain other territories and are engaged in the sale of individual variable life insurance, individual fixed and variable annuities, group fixed and variable annuities, group pension contracts, group life and disability insurance, and other asset management services.



The Company is a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc. ("Life Holdco"), which is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("SLOC"), the Company's ultimate parent as of December 31, 1999. SLOC is a life insurance company domiciled in Canada which reorganized from a mutual life insurance company to a stock life insurance company on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada, Inc. ("SLC"), became the ultimate parent of SLOC and the Company.



BASIS OF PRESENTATION



The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America for stockholder-owned life insurance companies and include the accounts of the Company and its subsidiaries.



For the year ended December 31, 1999, the Company filed its Annual Report on Form 10-K using audited statutory financial statements. The Company prepared the statutory financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which is a comprehensive basis of accounting other than GAAP. See Note 13 for a reconciliation of statutory surplus to GAAP equity and statutory net income to GAAP net income.



The Company owns all of the outstanding shares of Sun Life Insurance and Annuity Company of New York ("Sun Life (N.Y.)"), Sun Life of Canada (U.S.)
Distributors, Inc. (formerly Sun Investment Services Company) ("Sundisco"), Sun Life Financial Services Limited ("SLFSL"), Sun Benefit Services Company, Inc. ("Sunbesco"), Sun Capital Advisers, Inc. ("Sun Capital"), Sun Life Finance Corporation ("Sunfinco"), Sun Life of Canada (U.S.) SPE 97-1, Inc. ("SPE 97-1"), Clarendon Insurance Agency, Inc. ("Clarendon"), and Sun Life Information Services Ireland Limited ("SLIRL"). All significant intercompany transactions have been eliminated in consolidation.



Sun Life (N.Y.) is engaged in the sale of individual fixed and variable annuity contracts and group life and disability insurance contracts in its state of domicile, New York. Sundisco is a registered investment adviser and broker-dealer. SLFSL serves as the marketing administrator for the distribution of the offshore products of Sun Life Assurance Company of Canada (Bermuda), an affiliate. Sun Capital is a registered investment adviser. SPE 97-1 was organized for the purpose of engaging in activities incidental to securitizing mortgage loans. Clarendon is a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates. SLIRL provides information systems development services to the Company and it's affiliates. Sunfinco and Sunbesco are currently inactive.



During 1999, the Company sold two of its subsidiaries, Massachusetts Casualty Insurance Company ("MCIC") and New London Trust F.S.B. ("NLT") to separate, unaffiliated parties. MCIC is a life insurance company, which issues only individual disability income policies. NLT is a federally chartered savings bank, which grants commercial, residential real estate and installment loans. The Company owned a majority of Massachusetts Financial Services Company ("MFS"), an investment adviser and

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED):


broker-dealer, until December 24, 1997. The results of operations of these subsidiaries are reported as discontinued operations.



USE OF ESTIMATES



The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.



FINANCIAL INSTRUMENTS



In the normal course of business, the Company enters into transactions involving various types of financial instruments, including cash and cash equivalents, investments such as fixed maturities, mortgage loans and equity securities, off balance sheet financial instruments, debt, loan commitments and financial guarantees. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses. Financial instruments are more fully described in Note 5.



CASH AND CASH EQUIVALENTS



Cash and cash equivalents primarily include cash, commercial paper, money market investments, and short-term bank participations. All such investments have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.



INVESTMENTS



The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments of Debt and Equity Securities". At the time of purchase, fixed maturity securities are classified based on intent, as held-to-maturity, trading, or available-for sale or trading. In order for the security to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity. Securities held-to-maturity are stated at cost, adjusted for amortization of premiums, and accretion of discounts. Securities that do not meet this criterion are classified as available-for-sale. Available-for-sale securities are carried at aggregate fair value with changes in unrealized gains or losses reported net of policyholder related amounts and of deferred income taxes in a separate component of other comprehensive income. Trading securities are carried at aggregate fair value with changes in unrealized gains or losses reported as a component of net investment income. Fair values are obtained from external market quotations. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturities repayment and liquidity characteristics. All security transactions are recorded on a trade date basis. The Company's accounting policy for impairment requires recognition of an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, for securities expected to be sold, an other than temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other than temporarily impaired securities for additional impairment, if necessary.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED):


Mortgage loans are stated at unpaid principle balances, net of provisions for estimated losses. Mortgage loans acquired at a premium or discount are carried at amortized values net of provisions for estimated losses. Loans, which include primarily commercial first mortgages, and real estate and are diversified by property type and geographic area throughout the United States. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made.



A loan is recognized as impaired when it is probable that the principal or interest are not collectible in accordance with the contractual terms of the loan. Measurement of impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price. A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount. Loans are also charged against the allowance when determined to be uncollectible. The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower's ability to pay. While management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.



Real estate investments are held for the production of income or held-for-sale. Real estate investments held for the production of income are carried at the lower of cost adjusted for accumulated depreciation or fair value. Depreciation of buildings and improvements is calculated using the straight-line method over the estimated useful life of the property, generally 40 to 50 years. Real estate investments held-for-sale are primarily acquired through foreclosure of mortgage loans. The cost of real estate that has been acquired through foreclosure is the estimated fair value less estimated costs to dispose at the time of foreclosure.



Policy loans are carried at the amount of outstanding principal balance not in excess of net cash surrender values of the related insurance policies.



Other invested assets consist primarily of leveraged leases and tax credit partnerships.



The Company uses derivative financial instruments including financial futures contracts, equity options, interest rate swaps, foreign currency swaps and forward spread lock contracts as a means of hedging exposure to interest rate, currency and equity price risk. Hedge accounting is used to account for certain derivatives. To qualify for hedge accounting, the changes in fair value of the derivative must be expected to substantially offset the changes in the value of the hedged item. Hedges are monitored to ensure that there is a correlation between the derivative instrument and the hedged investment. Derivative instruments qualifying for hedge accounting treatment are marked to market and the related changes in fair value are included in a separate component of stockholder's equity. To the extent that the correlation of the derivative instrument and hedged item is not established, the derivative instrument is marked to market and the related change in fair value is recognized on the statement of operations as a component of net investment income.



Investment income is recognized on an accrual basis. Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. When an impairment of a specific investment or a group of investments is determined to be other than temporary, a realized investment loss is recorded. Changes in the provision for estimated losses on mortgage loans and real estate are included in net realized investment gains and losses.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED):


Interest income on loans is recorded on the accrual basis. Loans are placed in a non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful. When a loan is placed in non-accrual status, all interest previously accrued is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to principle and interest, have performed on a sustained basis for a reasonable period of time, and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.



DEFERRED POLICY ACQUISITION COSTS



Acquisition costs consist of commissions, underwriting and other costs which vary with and are primarily related to the production of new business. Acquisition costs related to investment-type contracts, primarily deferred annuity and guaranteed investment contracts, and universal and variable life products are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges and direct variable administrative expenses. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized; generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.



Deferred acquisition costs for each life product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.



OTHER ASSETS



Property, equipment, leasehold improvements and capitalized software cost which are included in other assets are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 30 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements. Reinsurance receivables from reinsurance ceded are included in other assets.



POLICY LIABILITIES AND ACCRUALS



Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED):


4.5% to 5.5% for life insurance and 6.0% to 11.3% for annuities. The liabilities associated with traditional life insurance, annuity and disability insurance products are computed using the net level premium method based on assumptions about future investment yields, mortality, morbidity and persistency. The assumptions used are based upon both the Company and its affiliates' experience and industry standards. Estimated liabilities are established for group life and health policies that contain experience rating provisions.



Contractholder deposit funds consist of policy values that accrue to the holders of universal life-type contracts and investment-related products such as deferred annuities and guaranteed investment contracts. The liabilities are determined using the retrospective deposit method and consist of net deposits and investment earnings less administrative charges. The liability is before the deduction of any applicable surrender charges.



Other policy liabilities include liabilities for policy and contract claims. These amounts consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported. The amount reported is based upon historical experience, adjusted for trends and current circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses. Revisions of these estimates are included in operations in the year such refinements are made.



REVENUE AND EXPENSES



Premiums for traditional individual life and annuity products are considered revenue when due. Premiums related to group life and group disability insurance are recognized as revenue pro-rata over the contract period. The unexpired portion of these premiums is recorded as unearned premiums. Revenue from universal life-type products and investment-related products includes charges for cost of insurance (mortality), initiation and administration of the policy and surrender charges. Revenue is recognized when the charges are assessed except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.



Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, annuity, and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and spread income recognition over expected policy lives. For universal life-type and investment-type contracts, benefits include interest credited to policyholders' accounts and death benefits in excess of account values, which are recognized as incurred.



INCOME TAXES



The Company and its subsidiaries participate in a consolidated federal income tax return with US Holdco and other affiliates. Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". These differences result primarily from policy reserves, policy acquisition expenses and unrealized gains or losses on investments, and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED):


SEPARATE ACCOUNTS



The Company has established separate accounts applicable to various classes of contracts providing for variable benefits. Contracts for which funds are invested in separate accounts include variable life insurance and individual and group qualified and non-qualified variable annuity contracts. Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contract holders, are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market value and the investment risk of such securities is retained by the policyholder.



NEW ACCOUNTING PRONOUNCEMENTS



In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations.



In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137 ("SFAS No. 137"), "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 delays the effective date of SFAS No. 133 for all fiscal quarters until fiscal years beginning after June 15, 2000. The Company is evaluating SFAS No. 133 and has not determined its effect on the consolidated financial statements.



On January 1, 1999, the Company adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." This statement provides guidance on when an insurance or other enterprise should recognize a liability for guaranty fund and other assessments and on how to measure such liability. The adoption of SOP 97-3 had no material impact on the financial position or results of operations.



On January 1, 1999, the Company adopted AICPA SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. In the past, the Company has expensed such costs as they were incurred. The adoption of SOP 98-1, resulted in an increase in pre-tax income of $6,232,000 for the year ended December 31, 1999.



2.  SIGNIFICANT TRANSACTIONS WITH AFFILIATES



Effective October 1, 1998, the Company terminated a reinsurance agreement with Sun Life Assurance Company of Canada resulting in a decrease in income from operations to the Company of approximately $64,000,000.



On February 11, 1999, two notes previously issued to the Company by Massachusetts Financial Services Company ("MFS"), an affiliate, were combined into a new note with a February 11, 2000 maturity date. The original notes were each issued for $110,000,000. One note was issued on February 11, 1998 at an interest rate of 6.0% and a due date of February 11, 1999. The other note was issued on December 22, 1998 at an interest rate of 5.55% and a due date of February 11, 1999. These two notes and an additional $10,000,000 were combined into a new note of $230,000,000 with a floating interest

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



2.  SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED):


rate based on the six month LIBOR rate plus 25 basis points. The $230,000,000 note was repaid to the Company on December 21,1999.



On December 31, 1998, the Company had an additional $20,000,000 investment in notes issued by MFS, scheduled to mature in 2000. These notes were repaid to the Company on December 21, 1999.



On January 14, 2000, the Company purchased $200,000,000 of notes from MFS.



On February 5, 1999, the Company sold MCIC to an unaffiliated company. The net proceeds of this sale were $33,965,000. The Company realized a loss of $25,465,000 net of a $14,482,000 tax benefit.



On October 29, 1999, the Company sold NLT to an unaffiliated company for $30,254,000. The Company realized a gain of $13,170,000 after taxes of $10,186,000.



On December 22, 1999, the Company acquired twenty-eight mortgages from SLOC for a total cost of $118,092,000.



Dividends in the amounts of $80,000,000 and $50,000,000, were declared and paid by the Company to its parent, Life Holdco during 1999 and 1998, respectively. On December 24, 1997 the Company transferred as a dividend to Life Holdco all of its ownership in MFS valued at $68,951,000. These dividends were approved by the Company's Board of Directors.



The Company has management services agreements with SLOC, which provides that SLOC will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under these agreements amounted to approximately $30,745,000 in 1999, $17,381,000 in 1998, and
$17,152,000 in 1997.



As more fully described in Note 7, the Company has been involved in several reinsurance transactions with its ultimate parent, SLOC.



On December 22, 1997, the Company issued a $250,000,000 surplus note to Life Holdco. This note has an interest rate of 8.625% and is due on or after November 6, 2027.



On May 9, 1997, the Company issued a short-term note of $600,000,000 to Life Holdco at an interest rate of 5.10%, which was extended at various interest rates. This note was repaid on December 22, 1997.



On December 23, 1997, the Company issued a $110,000,000 note to US Holdco at an interest rate of 5.80%, which was repaid on March 1, 1998. A $110,000,000 note was also issued to the Company by MFS on December 23, 1997 at an interest rate of 5.85% and was repaid on February 11, 1998.



On December 31, 1996, the Company issued a $58,000,000 note to SLOC at an interest rate of 5.70% which was repaid on February 10, 1997. Also on December 31, 1996, the Company was issued a $58,000,000 note by MFS at an interest rate of 5.76%. This note was repaid to the Company on February 10, 1997.



The Company accrued $4,259,000 and $4,259,000 for interest on surplus notes for the years ended December 31, 1999 and 1998, respectively.



The Company expensed $43,266,000, $44,903,000, and $42,481,000 for interest on surplus notes and notes payable for the years ended December 31, 1999, 1998 and 1997, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



2.  SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED):


The Company had $565,000,000 of surplus notes issued to affiliates and outstanding as of December 31, 1999 and 1998. The following table lists the details of the surplus notes outstanding (in 000's):



                                                              MATURITY   PRINCIPAL     RATE
                                                              --------   ---------     ----
Sun Canada Financial Co.                                      12/15/07   $150,000     6.625%
Sun Canada Financial Co.                                      12/15/15    150,000     7.250%
Sun Canada Financial Co.                                      12/15/07      7,500     6.125%
Sun Canada Financial Co.                                      12/15/15      7,500     5.750%
Life Holdco                                                   11/06/27    250,000     8.625%
                                                                         --------
        Total                                                            $565,000
                                                                         ========



3.  INVESTMENTS



FIXED MATURITIES



The amortized cost and fair value of fixed maturities were as follows (in
000's):



                                                                  DECEMBER 31, 1999
                                                  -------------------------------------------------
                                                                 GROSS        GROSS      ESTIMATED
                                                  AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                                     COST        GAINS        LOSSES       VALUE
                                                     ----        -----        ------       -----
Fixed maturities available-for-sale:
    United States treasury securities, U.S.
      Government and agency securities            $  107,272    $ 2,104      $ (3,191)   $  106,186
    States, provinces and political subdivisions      32,593         15          (161)       32,447
    Mortgage-backed securities                        98,903      1,225          (541)       99,588
    Public utilities                                 360,672      7,954        (9,780)      358,846
    Transportation                                   327,544      8,585        (4,258)      331,871
    Finance                                          281,303      4,632        (6,935)      279,000
    Corporate                                      1,477,105     22,851       (30,556)    1,469,400
                                                  ----------    -------      --------    ----------
Total fixed maturities available-for-sale         $2,685,392    $47,366      $(55,422)   $2,677,338
                                                  ==========    =======      ========    ==========

Trading fixed maturities:
    United States treasury securities, U.S.
      Government and agency securities            $    1,000    $     2      $     --    $    1,002
                                                  ----------    -------      --------    ----------
Total trading fixed securities                    $    1,000    $     2      $     --    $    1,002
                                                  ==========    =======      ========    ==========

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



3.  INVESTMENTS (CONTINUED):



                                                                  DECEMBER 31, 1998
                                                  -------------------------------------------------
                                                                 GROSS        GROSS      ESTIMATED
                                                  AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                                     COST        GAINS        LOSSES       VALUE
                                                     ----        -----        ------       -----
Fixed maturities available-for-sale:
    United States treasury securities, U.S.
      Government and agency securities            $  221,724    $  8,356     $   (360)   $  229,720
    States, provinces and political subdivisions      25,888       2,825            0        28,713
    Mortgage-backed securities                       238,539       6,864       (1,501)      243,902
    Public utilities                                 473,243      31,526         (235)      504,534
    Transportation                                   378,393      31,168          (53)      409,508
    Finance                                          369,809      15,927       (1,911)      383,825
    Corporate                                      1,604,323      94,123      (10,224)    1,688,222
                                                  ----------    --------     --------    ----------
Total fixed maturities available-for-sale         $3,311,919    $190,789     $(14,284)   $3,488,424
                                                  ==========    ========     ========    ==========

Trading fixed maturities:
    United States treasury securities, U.S.
      Government and agency securities            $    1,506    $     35     $     --    $    1,541
                                                  ----------    --------     --------    ----------
Total trading fixed securities                    $    1,506    $     35     $     --    $    1,541
                                                  ==========    ========     ========    ==========



There were no contractual fixed maturity investment commitments at December 31, 1999 and 1998, respectively.



The amortized cost and estimated fair value by maturity periods for fixed maturity investments are shown below (in 000's). Actual maturities may differ from contractual maturities on mortgage-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers.



                                                                 DECEMBER 31, 1999
                                                              -----------------------
                                                              AMORTIZED    ESTIMATED
                                                                 COST      FAIR VALUE
                                                                 ----      ----------
Maturities of available for sale securities:
    Due in one year or less                                   $  216,235   $  216,417
    Due after one year through five years                        933,481      924,198
    Due after five years through ten years                       600,735      605,804
    Due after ten years                                          934,941      930,919
                                                              ----------   ----------
                                                              $2,685,392   $2,677,338
                                                              ==========   ==========

Maturities of trading securities:
    Due in one year or less                                   $      500          500
    Due after one year through five years                     $      500          502
                                                              ----------   ----------
                                                              $    1,000   $    1,002
                                                              ==========   ==========



Gross gains of $12,496,128, $25,752,149 and $18,292,309 and gross losses of
$7,646,028, $1,439,129, and $5,284,286 were realized on the voluntary sale of fixed maturities for the years ended December 31, 1999, 1998, and 1997, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



3.  INVESTMENTS (CONTINUED):


Fixed maturites with an amortized cost of approximately $3,009,000 and $2,976,000 at December 31, 1999 and 1998 respectively, were on deposit with Federal and State governmental authorities as required by law.



No fixed maturities have been pledged to collateralize various liabilities at December 31, 1999 and 1998, respectively.



As of December 31, 1999 and 1998, 94% of the Company's fixed maturities were investment grade and there were no significant concentrations by issuer or by industry, other than U.S. Treasury securities. Investment grade securities are those that are rated "BBB" or better by nationally recognized rating agencies. The Company believes that unrealized losses are temporary in nature, and accordingly, no provisions for permanent impairment of value have been recorded. All of the Company's securities were income producing for the periods ending December 31, 1999, 1998 and 1997.



MORTGAGE LOANS AND REAL ESTATE



The Company invests in commercial first mortgage loans and real estate throughout the United States. Investments are diversified by property type and geographic area. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made. Real estate investments classified as held for sale have been obtained primarily through foreclosure. The carrying value of mortgage loans and real estate investments net of applicable reserves were as follows (in 000's):



                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                                ----       ----
Total mortgage loans                                          $931,351   $969,799
                                                              ========   ========
Real estate:
    Held for sale                                                7,804      4,323
    Held for production of income                               87,290     94,625
                                                              --------   --------
Total real estate                                             $ 95,094   $ 98,948
                                                              ========   ========



Accumulated depreciation on real estate was $18,529,000 and $16,829,000 at December 31, 1999 and 1998, respectively.



The Company monitors the condition of the mortgage loans in its portfolio. In those cases where mortgages have been restructured, appropriate allowances for losses have been made. The Company has restructured mortgage loans totaling $28,019,000 and $39,804,000 at December 31, 1999 and 1998, respectively, against which there are allowances for losses of $3,705,000 and $5,700,000, respectively. In those cases where, in management's judgment, the mortgage loans' values are impaired, appropriate losses are recorded. The carrying value of impaired loans was $19,356,000 and $27,500,000 with related reserves of $2,123,000 and $3,730,000 as of December 31, 1999 and 1998, respectively. All impaired loans were reserved as of December 31, 1999 and 1998. The average carrying value of impaired loans was $19,491,000 and $27,313,000 with related interest income while such loans were impaired of $1,782,000 and $2,181,000 as of December 31, 1999 and 1998, respectively. During 1999 and 1998, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $20,433,000 and $22,372,000, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



3.  INVESTMENTS (CONTINUED):


The investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets, were as follows (in 000's):



                                                 BALANCE AT                               BALANCE AT
                                                 JANUARY 1,   ADDITIONS   SUBTRACTIONS   DECEMBER 31,
                                                 ----------   ---------   ------------   ------------
    1999
Mortgage loans                                     $6,600      $4,045        $(2,895)      $ 7,750
Real estate                                         1,250       1,379           (906)        1,723

    1998
Mortgage loans                                     $6,671      $1,098        $(1,169)      $ 6,600
Real estate                                           806         569           (125)        1,250



Mortgage loans and real estate investments comprise the following property types and geographic regions (in 000's):



                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                                 ----         ----
Property Type:
    Office building                                           $  357,466   $  370,679
    Residential                                                   58,546       55,952
    Retail                                                       433,970      401,549
    Industrial/warehouse                                         156,204      248,417
    Other                                                         29,732           --
    Valuation allowances                                          (9,473)      (7,850)
                                                              ----------   ----------
Total                                                         $1,026,445   $1,068,747
                                                              ==========   ==========

Geographic region:
    California                                                $  117,355   $  134,789
    Massachusetts                                                 99,661      115,807
    Michigan                                                      69,545       71,678
    New York                                                      65,107       67,407
    Ohio                                                          43,946       56,682
    Pennsylvania                                                 159,328      155,216
    Washington                                                    68,657       73,555
    All other                                                    412,319      401,463
    Valuation allowances                                          (9,473)      (7,850)
                                                              ----------   ----------
Total                                                         $1,026,445   $1,068,747
                                                              ==========   ==========



At December 31, 1999, scheduled mortgage loan maturities were as follows
(000's):



2000                   $113,731
2001                     71,648
2002                     72,535
2003                     41,430
Thereafter              632,007
                       --------
Total                  $931,351
                       ========

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



3.  INVESTMENTS (CONTINUED):


Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced.



The Company has made commitments of mortgage loans on real estate and other loans into the future. The outstanding commitments for these mortgages amount to $15,911,000 and $31,563,000 at December 31, 1999 and 1998, respectively.



SECURITIES LENDING



The Company has a securities lending program operated on its behalf by the Company's primary custodian, Chase Manhattan of New York. The custodian has indemnified the Company against losses arising from this program. The total par value of securities out on loan was $0 and $0 at December 31, 1999 and 1998, respectively. The Company requires collateral at 102% of the value of securities loaned. As of December 31, 1999 and 1998, the Company received collateral with a fair value of $0 and $0 for securities on loan. The income resulting from this program was $37,000, $135,000 and $230,000 for the years ended December 31, 1999, 1998 and 1997, respectively.



LEVERAGED LEASES



The Company is a lessor in a leverage lease agreement entered into on October 21, 1994, under which equipment having an estimated economic life of 25-40 years was leased for a term of 9.78 years. The Company's equity investment represented 22.9% of the purchase price of the equipment. The balance of the purchase price was furnished by third-party long-term debt financing, collateralized by the equipment and non-recourse to the Company. At the end of the lease term, the master Lessee may exercise a fixed price purchase option to purchase the equipment. The Company's net investment in leveraged leases is composed of the following elements (in 000's):



                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                                ----       ----
Lease contracts receivable                                    $ 69,766   $ 78,937
Less: non-recourse debt                                        (69,749)   (78,920)
                                                              --------   --------
Net Receivable                                                      17         17
Estimated residual value of leased assets                       41,150     41,150
Less: unearned and deferred income                              (7,808)    (8,932)
                                                              --------   --------
Investment in leverage lease                                    33,359     32,235
Less: fees                                                        (113)      (138)
                                                              --------   --------
Net investment in leverage leases                             $ 33,246   $ 32,097
                                                              ========   ========



DERIVATIVES



The Company uses derivative financial instruments for risk management purposes to hedge against specific interest rate risk, to alter investment rate exposures arising from mismatches between assets and liabilities, and to minimize the Company's exposure to fluctuations in interest rates, foreign currency exchange rates and general market conditions. The derivative financial instruments used by the Company include futures, interest rate swap agreements, options, and interest rate and currency swap agreements structured as forward spread lock contracts. The Company does not hold or issue any derivative instruments for trading purposes.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



3.  INVESTMENTS (CONTINUED):


FUTURES



A futures contract is a contractual agreement to make or take delivery of a notional principal amount at a specified future date in accordance with terms specified by a regulated futures exchange. Although futures contracts generally specify delivery terms for the underlying commodity or financial instrument, most futures contracts are settled in cash prior to delivery by executing a futures position opposite to the original position. That is, a contract to take delivery (a "long" position) is offset by executing a contract to make delivery (a "short" position), and vice versa.



The Company purchases futures contracts to hedge against interest rate fluctuations. Gains or losses on contracts that qualify as hedges are deferred until the earliest of the completion of the hedging transaction, determination that the transaction will no longer take place, or determination that the hedge is no longer effective. Upon completion of the hedge, where it is impractical to allocate gains (losses) to specific hedged assets or liabilities, gains (losses) are deferred and amortized over the remaining life of the hedged assets. If instruments being hedged by futures are disposed, any unamortized gains (losses) are included in the determination of gain or loss from the disposition. Gains (losses) on hedge contracts that are deemed ineffective are realized immediately. There were no deferred gains (losses), disposed hedges, or hedges deemed ineffective in 1999 and 1998. The Company had no futures contracts outstanding at December 31, 1999 and 1998, respectively.



INTEREST RATE SWAPS



Interest rate swap agreements are contracts with other parties to exchange at specified intervals, the difference between fixed and floating rate interest amounts based upon a notional principal amount. No cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each interest payment date.



The Company enters into interest rate swap agreements to hedge against exposure to interest rate fluctuations. Because the underlying principal is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged. The net payable/receivable is recognized over the life of the swap contract as an adjustment to net investment income. The net increase (decrease) in net investment income related to interest rate swaps was ($2,512,745), ($1,685,909) and ($2,579,536) for the years ended December 31,
1999, 1998 and 1997 respectively. The company's derivatives did not qualify for hedge accounting treatment in 1999 and 1998. As a result, the realized gains and losses were realized immediately in those years and the deferred balances as of year ended December 31, 1997 were realized during 1998.



PUT OPTIONS



Options are legal contracts that give the contractholder the right to buy or sell a specific amount of the underlying interest at a strike price upon exercise of the option. Cash is exchanged to purchase the option and on exercise date, the holder of the option can elect to exercise or allow it to expire. The Company utilizes options to hedge against stock market exposure inherent in the mortality and expense risk charges and guaranteed minimum death benefit features of the Company's variable annuities.



FORWARD SPREAD LOCK CONTRACTS



Interest rate and currency swap agreements structured as forward spread lock contracts are swap agreements which are executed in a current period but effective on a future date. The contracts outline the interest or currency rates, which each party agrees to at contract date as well as the outset of the contract. No principal payments are made by either party. A single net payment is made to close out the contract prior to the effective date in the event that either party to the contract wishes to terminate

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



3.  INVESTMENTS (CONTINUED):


the agreement. If the contract is not terminated prior to the effective future date, the contract becomes a swap agreement as described above.



The Company's underlying notional or principal amounts associated with open derivatives positions were as follows (in 000's):



                                                                 OUTSTANDING AT
                                                                DECEMBER 31, 1999
                                                              ---------------------
                                                              NOTIONAL     MARKET
                                                              PRINCIPAL   VALUE OF
                                                               AMOUNTS    POSITIONS
                                                               -------    ---------
Interest rate swaps                                           $368,000    $  9,522
Foreign currency swaps                                           1,700         295
                                                              --------    --------
    Total                                                     $369,700    $  9,817
                                                              ========    ========

                                                                 OUTSTANDING AT
                                                                DECEMBER 31, 1998
                                                              ---------------------
                                                              NOTIONAL     MARKET
                                                              PRINCIPAL   VALUE OF
                                                               AMOUNTS    POSITIONS
                                                               -------    ---------
Interest rate swaps                                           $ 297,000   ) (10,656
Foreign currency swaps                                           3,100         689
                                                              --------    --------
    Total                                                     $300,100    $ (9,967)
                                                              ========    ========



During 1998, the Company discontinued hedge accounting treatment for certain derivative instruments for which correlation could not be established. The Company recognized gross realized gains of $4,734,971 and $6,567,922 in 1999 and 1998, respectively, as well as gross realized losses of $1,789,357 and $20,538,120 during 1999 and 1998, respectively.



The Company's primary risks associated with these transactions are exposure to potential credit loss in the event of non-performance by counterparties and market risk. The Company regularly assesses the strength of the counterparties and generally enters into transactions with counterparties rated "A" or better by nationally recognized ratings agencies. Management believes that the risk of incurring losses related to credit risk is remote. As of December 31, 1999 and 1998, the Company's derivatives had no significant concentration of credit risk. The Company does not require collateral or other security to support derivative financial instruments with credit risk.



4.  NET REALIZED INVESTMENT GAINS AND LOSSES



Net realized investment gains (losses) consisted of the following (in 000's):



                                                                1999       1998       1997
                                                                ----       ----       ----
Fixed maturities                                              $(1,839)   $ 21,811   $    671
Mortgage and other loans                                        1,981          36      9,465
Real estate                                                      (742)        499      2,393
Derivative instruments                                          2,945     (13,970)       (63)
                                                              -------    --------   --------
    Total                                                     $ 2,345    $  8,376   $ 12,466
                                                              =======    ========   ========



5.  NET INVESTMENT INCOME



Net investment income consisted of the following (in 000's):

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



5.  NET INVESTMENT INCOME (CONTINUED):



                                                                1999       1998       1997
                                                                ----       ----       ----
Fixed maturities                                              $254,390   $295,167   $324,150
Equity securities                                                  (33)        37         --
Mortgage and other loans                                        90,638    103,804    128,214
Real estate                                                      6,829      7,844      7,070
Policy loans                                                     3,172      2,934      3,639
Derivatives                                                     17,671    (11,880)    (3,060)
Income on funds withheld under reinsurance                          --     67,045     85,840
Other                                                           (1,416)      (817)       943
                                                              --------   --------   --------
    Gross investment income                                    371,251    464,134    546,796
Less: Investment expenses                                        6,273      8,277      6,882
                                                              --------   --------   --------
    Net investment income                                     $364,978   $455,857   $539,914
                                                              ========   ========   ========



6.  FAIR VALUE OF FINANCIAL INSTRUMENTS



SFAS 107 excludes certain insurance liabilities and other non-financial instruments from its disclosure requirements. The fair value amounts presented herein do not include the expected interest margin (interest earnings over interest credited) to be earned in the future on investment-type products or other intangible items. Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company; likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.



The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1999 and 1998 (in 000's):



                                                   DECEMBER 31, 1999         DECEMBER 31, 1998
                                                   -----------------         -----------------
                                                 CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                                  AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                  ------     ----------     ------     ----------
Financial assets:
      Cash and cash equivalents                 $  550,265   $  550,265   $  264,744   $  264,744
      Fixed maturities                           2,678,340    2,678,340    3,489,965    3,489,965
      Short-term investments                       177,213      177,213      336,026      336,026
      Mortgages                                    931,351      933,725      969,800    1,014,189
      Derivatives                                    9,817        9,817       (9,967)      (9,967)
      Policy loans                                  40,660       40,660       42,595       42,595
      Other invested assets                         67,938       67,938       64,177       64,177

Financial liabilities:
      Guaranteed investment contracts           $  677,265   $  665,830   $1,064,357   $1,089,070
      Contractholder deposit funds               2,279,413    2,213,896    2,449,585    2,460,530
      Fixed annuity contracts                      112,794      105,845      113,913      114,661
      Interest sensitive life insurance            116,999      119,659      118,076      120,077
      Long-term debt                               565,000      529,212      565,000      600,625



The fair values of cash and cash equivalents are estimated to be cost plus accrued interest which approximates fair value. The fair values of short-term bonds are estimated to be the amortized cost. The fair values of publicly traded fixed maturities are based upon market prices or dealer quotes. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturity, repayment and liquidity characteristics. The fair values

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



6.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):


of mortgage and other loans are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.



Policy loans are state at unpaid principal balances which approximate fair value.



The fair values of the Company's general account insurance reserves and contractholder deposits under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for all contracts being valued. Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.



The fair values of other deposits with future maturity dates are estimated using discounted cash flows.



The fair value of notes payable and other borrowings are estimated using discounted cash flow analyses based upon the Company's current incremental borrowing rates for similar types of borrowings. The carrying amount of all other assets is assumed to approximate fair value. The company's commitments to extend credit approximate fair value.



7.  REINSURANCE



INDIVIDUAL INSURANCE



The Company has agreements with SLOC which provide that SLOC will reinsure the mortality risks of the individual life insurance contracts sold by the Company. Under these agreements basic death benefits and supplementary benefits are reinsured on a yearly renewable term basis and coinsurance basis, respectively.



Effective January 1, 1991, the Company entered into an agreement with SLOC under which certain individual life insurance contracts issued by SLOC were reinsured by the Company on a 90% coinsurance basis. Also effective January 1, 1991, the Company entered into an agreement with SLOC which provides that SLOC will reinsure the mortality risks in excess of $500,000 per policy for the individual life insurance contracts assumed by the Company in the reinsurance agreement described above. Such death benefits are reinsured on a yearly renewable term basis. These two agreements were terminated effective October 1, 1998.



The Company has an agreement with an unrelated company which provides reinsurance of certain individual life insurance contracts on a modified coinsurance basis and under which all deficiency reserves related to these contracts are reinsured.



GROUP INSURANCE



The Company has agreements with SLOC whereby SLOC reinsures the mortality and morbidity risks of the group life insurance contracts and group long-term disability contracts. Under these agreements, certain death benefits and long-term disability benefits are reinsured on a yearly renewable term basis. The agreements provide that SLOC will reinsure the mortality risks in excess of $50,000 per policy for group life contracts and $3,000 per policy per month for long-term disability contracts ceded by the Company.



The effects of reinsurance were as follows (in 000's):

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



7.  REINSURANCE (CONTINUED):



                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1999        1998        1997
                                                                ----        ----        ----
Insurance premiums
    Direct                                                    $ 33,033    $ 39,168    $ 43,312
    Assumed                                                         --     159,787     211,657
    Ceded                                                        5,814      11,867      13,180
                                                              --------    --------    --------
Net Premiums                                                  $ 27,219    $187,088    $241,789
                                                              ========    ========    ========

Insurance and other individual policy benefits and claims
    Direct                                                    $318,519    $330,592    $411,834
    Assumed                                                         --     248,664     241,947
    Ceded                                                        3,821      11,170       5,361
                                                              --------    --------    --------
Net policy benefits and claims                                $314,698    $568,086    $648,420
                                                              ========    ========    ========



The Company is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely. However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.



8.  RETIREMENT PLANS



PENSION PLAN



The Company and its subsidiaries participate with SLOC in a non-contributory defined benefit pension plan covering essentially all employees. Benefits under all plans are based on years of service and employees' average compensation.



The Company's funding policies for the pension plans are to contribute amounts which at least satisfy the minimum amount required by the Employee Retirement Income Security Act of 1974 ("ERISA"); currently the plans are fully funded. Most pension plan assets consist of separate accounts of SLOC or other insurance company contracts. The following table sets forth the change in the pension plan's

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



8.  RETIREMENT PLANS (CONTINUED):


projected benefit obligations and assets, as well as the plans funded status at December 31, 1999 and 1998 (in 000's):



                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                 ------------
                                                                1999       1998
                                                                ----       ----
Change in projected benefit obligation:
Projected benefit obligation at beginning of year             $110,792   $ 79,684
Service cost                                                     5,632      4,506
Interest cost                                                    6,952      6,452
Actuarial loss (gain)                                          (21,480)    21,975
Benefits paid                                                   (2,376)    (1,825)
                                                              --------   --------
Projected benefit obligation at end of year                   $ 99,520   $110,792
                                                              ========   ========

Change in fair value of plan assets:
Fair value of plan assets at beginning of year                $151,575   $136,610
Actual return on plan assets                                     9,072     16,790
Benefits paid                                                   (2,376)    (1,825)
Fair value of plan assets at end of year                      $158,271   $151,575
Funded status                                                 $ 58,752   $ 40,783
Unrecognized net actuarial loss                                (20,071)    (2,113)
Unrecognized transition obligation                             (22,617)   (24,674)
Unrecognized prior service cost                                  7,081      7,661
                                                              --------   --------
Prepaid benefit cost                                          $ 23,145   $ 21,657
                                                              ========   ========



The following table sets forth the components of the net periodic pension cost for the years ended December 31, 1999 and 1998 (in 000's).



                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                 ------------
                                                                1999       1998
                                                                ----       ----
Components of net periodic benefit cost:
Service cost                                                  $ 5,632    $ 4,506
Interest cost                                                   6,952      6,452
Expected return on plan assets                                (12,041)   (10,172)
Amortization of transition obligation asset                    (2,056)    (2,056)
Amortization of prior service cost                                580        580
Recognized net actuarial gain                                    (554)      (677)
                                                              -------    -------
Net periodic benefit cost                                     $(1,487)   $(1,367)
                                                              =======    =======
The Company's share of net periodic benefit cost              $   736    $   586
                                                              =======    =======



The projected benefit obligations were based on calculations that utilize certain assumptions. The assumed weighted average discount rate was 7.5% and 6.75% for the years ended December 31, 1999 and 1998, respectively. The expected return on plan assets for 1999 and 1998 was 8.75% and 8.00%, respectively, and the assumed rate of compensation increase for both 1999 and 1998 was 4.50%.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



8.  RETIREMENT PLANS (CONTINUED):


The Company and certain subsidiaries also participate with SLOC and certain affiliates in a 401(k) savings plan for which substantially all employees are eligible. Under the various plans the Company matches, up to specified amounts, employees' contributions to the plan. The Company's contributions were $284,000 and $231,000 for the years ended December 31, 1999 and 1998, respectively.



OTHER POST-RETIREMENT BENEFIT PLANS



In addition to pension benefits, the Company and certain subsidiaries provide certain health, dental, and life insurance benefits ("postretirement benefits") for retired employees and dependents. Substantially all employees of the participating companies may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition. Life insurance benefits are generally set at a fixed amount.



The following table sets forth the change in other postretirement benefit plans' obligations and assets, as well as the plans' funded status at December 31, 1999 and 1998 (in 000's).



                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                 ------------
                                                                1999       1998
                                                                ----       ----
Change in benefit obligation:
Benefit obligation at beginning of year                       $ 10,419   $  9,845
Service cost                                                       413        240
Interest cost                                                      845        673
Actuarial loss                                                   1,048        308
Benefits paid                                                     (508)      (647)
                                                              --------   --------
Benefit obligation at end of year                             $ 12,217   $ 10,419
                                                              ========   ========

Change in fair value of plan assets:
Fair value of plan assets at beginning of year                $     --   $     --
Employer contributions                                             508        647
Benefits paid                                                     (508)      (647)
                                                              --------   --------
Fair value of plan assets at end of year                      $     --   $     --
                                                              ========   ========

Funded Status                                                 $(12,217)  $(10,419)
Unrecognized net actuarial loss                                  1,469        586
Unrecognized transition obligation                                 140        185
                                                              --------   --------
Prepaid (accrued) benefit cost                                $(10,608)  $ (9,648)
                                                              ========   ========

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



8.  RETIREMENT PLANS (CONTINUED):


The following table sets forth the components of the net periodic postretirement benefit costs for the years ended December 31, 1999 and 1998 (in 000's).



                                                                1999       1998
                                                                ----       ----
Components of net periodic benefit cost
Service cost                                                   $  413    $    240
Interest cost                                                     845         673
Amortization of transition obligation(asset)                       45          45
Recognized net actuarial loss (gain)                              164         (20)
                                                               ------    --------
Net periodic benefit cost                                      $1,467    $    938
                                                               ======    ========
The Company's share of net periodic benefit cost               $  185    $     95
                                                               ======    ========



In order to measure the postretirement benefit obligation at December 31, 1999, the Company assumed a 10.9% annual rate of increase in the per capita cost of covered health care benefits. These rates were assumed to decrease gradually to 5.0% for 2005 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For example, increasing the health care cost trend rate assumptions by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1999 by $2.8 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 1999 by $0.3 million. Conversely, decreasing assumed rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 1999 by $2.3 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 1999 by $0.5 million. The assumed weighted average discount rate used in determining the postretirement benefit obligation was 7.5% and 6.75% for the year ended December 31, 1999 and 1998, respectively.



9.  FEDERAL INCOME TAXES



The Company and its subsidiaries file a consolidated federal income tax return with US Holdco as previously described in Note 1. Federal income taxes are calculated as if the Company was filing a separate federal income tax return. A summary of the components of federal income tax expense in the consolidated statements of income for the years ended December 31, 1999, 1998 and 1997 were as follows (in 000's):



                                                                1999       1998       1997
                                                                ----       ----       ----
Federal income tax expense
    Current                                                   $18,570    $19,476    $35,689
    Deferred                                                   10,210     (8,551)    (1,674)
                                                              -------    -------    -------
Total                                                         $28,780    $10,925    $34,015
                                                              =======    =======    =======

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



9.  FEDERAL INCOME TAXES (CONTINUED):


Federal income taxes attributable to the consolidated operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate of 35%. The Company's effective rate differs from the federal income tax rate as follows:



                                                                1999       1998       1997
                                                                ----       ----       ----
Expected federal income tax expense                           $28,969    $ 9,405    $36,925
Low income housing credit                                      (6,348)    (4,446)    (3,270)
Additional tax provision                                        6,851      5,423      1,004
Other                                                            (692)       543       (644)
                                                              -------    -------    -------
Federal income tax expense                                    $28,780    $10,925    $34,015
                                                              =======    =======    =======



The deferred income tax (asset) liability represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax (assets) and liabilities as of December 31, 1999 and 1998 were as follows (in 000's):



                                                                1999        1998
                                                                ----        ----
Deferred tax asset
    Actuarial liabilities                                     $ 136,560   $ 118,074
    Investments, net                                          $     943          --
                                                              ---------   ---------
Total deferred tax asset                                      $ 137,503   $ 118,074

Deferred tax liabilities
    Investments, net                                          $      --   $ (65,704)
    Deferred policy acquisition costs                          (193,238)   (144,366)
    Other                                                       (21,940)    (21,105)
                                                              ---------   ---------
Total deferred tax liability                                  $(215,178)  $(231,175)
                                                              ---------   ---------
Net deferred tax liability                                    $ (77,675)  $(113,101)
                                                              =========   =========



The Company makes payments under the tax sharing agreements as if it were filing as a separate company.



The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"), and provisions are made in the consolidated financial statements in anticipation of the results of these audits. The Company is currently under audit by the IRS for the years 1994 and 1995. In the Company's opinion, adequate tax liabilities have been established for all years and any adjustments that might be required for the years under audit will not have a material effect on the Company's financial statements. However, the amounts of these tax liabilities could be revised in the future if estimates of the Company's ultimate liability are revised.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



10. LIABILITY FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES



Activity in the liability for unpaid claims and claims adjustment expenses related to the group life and group disability products is summarized below (in 000's):



                                                                1999       1998
                                                                ----       ----
Balance at January 1                                          $15,002    $13,016
Less reinsurance recoverables                                  (3,232)    (2,777)
                                                              -------    -------
Net balance at January 1                                       11,770     10,239
                                                              -------    -------
Incurred related to:
  Current year                                                 12,187     10,212
  Prior years                                                  (1,487)    (1,721)
                                                              -------    -------
Total incurred                                                 10,700      8,491
                                                              -------    -------
Paid losses related to:
  Current year                                                 (6,755)    (5,146)
  Prior years                                                  (1,996)    (1,814)
                                                              -------    -------
Total paid                                                     (8,751)    (6,960)
                                                              -------    -------

Net balance at December 31                                     17,755     15,002
Plus reinsurance recoverables                                  (4,036)    (3,232)
                                                              -------    -------
Balance at December 31                                        $13,719    $11,770
                                                              =======    =======



The Company regularly updates its estimates of liabilities for unpaid claims and claims adjustments expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its individual and group disability lines of business. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.



11. DEFERRED POLICY ACQUISITION COSTS



The following illustrates the changes to the deferred policy acquisition cost asset (in 000's):



                                                                1999       1998
                                                                ----       ----
Balance at January 1                                          $523,872   $ 719,819
    Acquisition costs deferred                                 156,228     144,324
    Amortized to expense during year                           (67,815)    (88,794)
    Adjustment for unrealized investment gains(losses)
      during year                                               73,993     (11,139)
    Adjustment for termination of reinsurance agreement             --    (240,338)
                                                              --------   ---------
Balance at December 31                                        $686,278   $ 523,872
                                                              ========   =========



12. SEGMENT INFORMATION



The Company conducts business principally in five operating segments and maintains a corporate segment to provide for the capital needs of the various operating segments and to engage in other financing related activities. Each segment was defined consistent with the way results are evaluated by the chief operating decision-maker.



INDIVIDUAL PROTECTION



The Individual Protection segment markets and administers life insurance products sold to individuals and corporate owners of individual life insurance. The products include a variety of whole life, universal life and variable life products.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



12. SEGMENT INFORMATION (CONTINUED):


GROUP PROTECTION



The Group Protection segment markets and administers group life insurance, long term disability and short-term disability products. These products are sold to employers which provide group benefits for their employees.



WEALTH MANAGEMENT



The Wealth Management segment markets and administers both individual and group fixed and variable annuity products and provides asset management services to certain of the Company's separate accounts.



CORPORATE SEGMENT



The Corporate segment includes the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments.



Management evaluates the results of the operating segments on a pre-tax basis. The Company does not materially depend on one or a few customers, brokers or agents. The following amounts pertain to the various business segments (in 000's):



                                                      YEAR ENDED DECEMBER 31, 1999
                                                      ----------------------------
                                     TOTAL        TOTAL        PRETAX    NET OPERATING      TOTAL
                                    REVENUES   EXPENDITURES    INCOME       INCOME         ASSETS
                                    --------   ------------    ------       ------         ------
Individual Protection               $17,139      $ 18,001     $   (861)     $   (118)    $   291,508
Group Protection                     16,095        15,541          554           360          20,038
Wealth Management                   543,424       460,788       82,636        59,734      20,534,218
Corporate                            53,241        52,758          483        (6,244)        639,149
                                    --------     --------     --------      --------     -----------
    Total                           $629,899     $547,088     $ 82,812      $ 53,732     $21,484,913
                                    ========     ========     ========      ========     ===========



                                                    YEAR ENDED DECEMBER 31, 1998
                                                    ----------------------------
Individual Protection               $230,219    $300,478    $(70,259)   $(46,469)    $   357,042
Group Protection                     14,993       13,023       1,970       1,260          18,163
Wealth Management                   538,053      457,483      80,570      59,978      17,211,359
Corporate                            63,438       50,787      12,651        (705)        661,698
                                    --------    --------    --------    --------     -----------
    Total                           $846,703    $821,771    $ 24,932    $ 14,064     $18,248,262
                                    ========    ========    ========    ========     ===========



                                                    YEAR ENDED DECEMBER 31, 1997
                                                    ----------------------------
Individual Protection               $295,933    $301,216    $ (5,283)   $ (3,260)    $ 1,554,818
Group Protection                     12,425       13,603      (1,178)       (764)         13,793
Wealth Management                   586,925      499,225      87,700      60,709      15,026,991
Corporate                            63,980       48,411      15,569       4,785         739,913
                                    --------    --------    --------    --------     -----------
    Total                           $959,263    $862,455    $ 96,808    $ 61,470     $17,335,515
                                    ========    ========    ========    ========     ===========



13. REGULATORY FINANCIAL INFORMATION



The insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles for stock life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, post-retirement benefit costs

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



13. REGULATORY FINANCIAL INFORMATION (CONTINUED):


are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable.



For the year ended December 31, 1999, the Company filed its Annual Report on Form 10-K ("10-K") using audited statutory financial statements. The following information reconciles statutory net income and statutory surplus with net income and equity on a GAAP basis (in 000's):



                                                                   YEAR ENDED DECEMBER 31,
                                                                   -----------------------
                                                                1999        1998        1997
                                                                ----        ----        ----
Statutory net income                                          $  90,358   $ 125,401   $ 129,242

Adjustments to GAAP for life insurance companies:
  Statutory interest maintenance reserve                          3,956       2,925       1,867
  Investment income and realized gains(losses)                   13,803      (4,532)     14,186
  Policyowner benefits                                         (154,293)   (187,990)    (84,895)
  Deferred policy acquisition costs                              88,413      60,527      88,921
  Deferred income taxes                                         (13,615)      8,886     (26,067)
  Other, net                                                     13,850       9,017       7,247
                                                              ---------   ---------   ---------
GAAP net income                                               $  42,472   $  14,234   $ 130,501
                                                              =========   =========   =========



                                                           DECEMBER 31, 1999    DECEMBER 31, 1998
                                                           -----------------    -----------------
Statutory capital stock and surplus                            $ 886,342            $ 909,924

Adjustments to GAAP for life insurance companies:
  Valuation of investments                                         3,697              139,826
  Deferred policy acquisition costs                              686,278              550,900
  Future policy benefits and Contractholder deposit funds       (350,181)            (240,035)
  Deferred income taxes                                          (86,112)            (106,343)
  Statutory interest maintenance reserve                          42,325               44,668
  Statutory asset valuation reserve                               45,281               46,698
  Surplus notes                                                 (565,000)            (565,000)
  Other, net                                                       8,615               (3,038)
                                                               ---------            ---------
GAAP equity                                                    $ 671,245            $ 777,600
                                                               =========            =========



The NAIC has codified statutory accounting practices, which are expected to constitute the only source of prescribed statutory accounting practices and are effective in 2001. Codification will change prescribed statutory accounting practices and may result in changes to the accounting practices that insurance enterprises use to prepare their statutory financial statements. The changes of codification will not have a material impact on statutory surplus.



14. DIVIDEND RESTRICTIONS



The Company and its insurance subsidiary's ability to pay dividends are subject to certain restrictions. Delaware and New York have enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company and Sun Life (N.Y.).



Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without prior approval of the Delaware Commissioner of Insurance, is limited to the greater of
(i) 10% of its statutory surplus as of the preceding December 31st, or (ii) the individual company's statutory net gain from operations for the preceding calendar

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



14. DIVIDEND RESTRICTIONS (CONTINUED):


year (if such insurer is a life company), or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory surplus, would also require the prior approval of the Delaware Commissioner of Insurance. During 1997, the Company received approval from the Delaware Commissioner of Insurance and transferred all of its ownership in MFS valued at $68,951,000 as a dividend to Life Holdco. See Note 2 for additional information. In 1998, a dividend in the amount of $50,000,000 was declared and paid by the Company to its parent, Life Holdco. During 1999, a dividend in the amount of $80,000,000 was declared and paid by the Company to Life Holdco. These dividends were approved by the Board of Directors, but did not require prior approval of the Insurance Commissioner. The maximum dividend payable by the Company without prior approval of the Delaware Commissioner of Insurance at December 31, 1999 was $8,000,000.



Under New York statute, cash dividends may be paid out of that part of the Company's available and accumulated surplus funds, which was derived from realized net operating profits of its business and realized capital gains. A cash dividend otherwise lawful may be paid out of such earned surplus even though total surplus is at the time less than previously contributed or paid-in surplus. No cash dividend shall be paid to stockholder unless a notice of the intention of the Board of Directors to declare such dividend and the amount thereof shall have been filed with the Superintendent of Insurance of the State of New York not less than thirty days in advance of such proposed declaration, nor if the Superintendent within thirty days after such filing gives written notice to the Company of his disapproval of such payment. During 1999 and 1998, Sun (N.Y.) declared and paid dividends in the amounts of $6,500,000 and $3,000,000, respectively, to the Company.



15. COMMITMENTS AND CONTINGENCIES



REGULATORY AND INDUSTRY DEVELOPMENTS



Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments.



Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. Part of the assessments paid by the Company and its subsidiaries pursuant to these laws may be used as credits for a portion of the associated premium taxes. The Company incurred guaranty fund assessments of approximately $3,500,000, $3,500,000, and $3,083,000 in 1999, 1998 and 1997, respectively.



YEAR 2000



The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



15. COMMITMENTS AND CONTINGENCIES (CONTINUED):


in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies may not arise.



LITIGATION



The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurance, management, at the present time, does not anticipate that the ultimate liability arising from such pending and threatened litigation will have a material effect on the financial condition or operating results of the Company.



LEASE COMMITMENTS



The Company leases various facilities and equipment under operating leases with terms up to twenty-five years. As of December 31, 1999, minimum future lease payments under such leases are as follows (in 000's):



2000        $ 4,354
2001          4,354
2002          4,407
2003          3,378
Thereafter    2,776
            =======
Total       $19,269
            =======



Total rental expense for the years ended December 31, 1999, 1998 and 1997 was $4,656,000, $4,139,000, and $3,875,000 respectively.



16. DISCONTINUED OPERATIONS



During 1999, the Company discontinued its individual disability segment and its banking and trust segment. These segments were composed of MCIC and NLT which were both sold during 1999 to separate, unaffiliated parties. Net proceeds on the sale of MCIC were approximately $33,965,000 and the Company realized a net loss after taxes of $25,465,000. Net proceeds on the sale of NLT were approximately $30,000,000; the Company realized a net gain after taxes of $13,170,000. Immediately before the sale date of NLT, the Company received a $19 million dividend distribution from NLT.



During 1997, the Company discontinued its investment management segment which was comprised of Massachusetts Financial Services Company, ("MFS"). As part of a corporate restructuring at the end of 1997, MFS was transferred to Life Holdco in the form of a dividend valued at $68,951,000. MFS was then transferred to US Holdco and then to a newly formed holding company, Sun Life of Canada (U.S.) Financial Services Holdings, Inc.



Income from discontinued operations (in 000's):



                                                                1999       1998       1997
                                                                ----       ----       ----
Revenue                                                       $22,667    $104,225   $691,348
Expenses                                                       21,430     104,593    570,521
Provision for income taxes                                        203        (445)    51,795
                                                              -------    --------   --------
Income from discontinued operations                           $ 1,034    $     77   $ 69,032
                                                              =======    ========   ========

INDEPENDENT AUDITORS' REPORT



TO THE BOARD OF DIRECTORS AND STOCKHOLDER OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.):



We have audited the accompanying consolidated balance sheets of Sun Life Assurance Company of Canada (U.S.) and its subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholder's equity, comprehensive income and of cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Assurance Company of Canada (U.S.) and its subsidiaries as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 22, 2000

                            ------------------------

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



CONSOLIDATED STATEMENTS OF INCOME (IN MILLIONS)
FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999



                                                              UNAUDITED   UNAUDITED
                                                                2000        1999
                                                              ---------   ---------
Revenues
Premiums and annuity considerations                             $14.6       $11.0
Net investment income                                            79.9        98.4
Net realized investment gains                                     0.2         4.5
Fee and other income                                             66.6        49.9
                                                                -----       -----
Total revenues                                                  161.3       163.8
                                                                -----       -----
Benefits and expenses
Policyowner benefits                                             80.3        84.7
Underwriting, acquisition and other operating expenses           27.0        20.0
Amortization of deferred policy acquisition costs                 0.6        24.4
                                                                -----       -----
Total benefits and expenses                                     107.9       129.1
                                                                -----       -----
Income from operations                                           53.4        34.7
Interest expense                                                 10.8        10.8
                                                                -----       -----
Income before income tax expense and discontinued operations     42.6        23.9
Income tax expense                                               14.9         3.3
                                                                -----       -----
Net income from continuing operations                            27.7        20.6
Net loss on disposal of subsidiary, after tax                      --       (25.6)
Net income from discontinued operations                            --         0.8
                                                                -----       -----
Net income (loss)                                               $27.7       $(4.2)
                                                                =====       =====



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE UNAUDITED CONSOLIDATED
                             FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



CONSOLIDATED BALANCE SHEETS (IN MILLIONS)



                                                                 UNAUDITED
                                                              MARCH 31, 2000    DECEMBER 31, 1999
                                                              ---------------   ------------------
ASSETS
Investments
Fixed maturities available-for-sale at fair value (amortized cost of $2,843.5 and $2,685.4 in 2000 and 1999,
  respectively)                                                  $ 2,833.7          $ 2,677.3
Trading fixed maturities at fair value (amortized cost of
  $1.0 and $1.0 in 2000 and 1999, respectively)                        1.0                1.0
Short-term investments                                                85.5              177.2
Mortgage loans                                                       898.1              931.4
Real estate                                                           94.3               95.1
Policy loans                                                          40.4               40.7
Other invested assets                                                 68.3               67.9
                                                                 ---------          ---------
Total investments                                                  4,021.3            3,990.6
                                                                 ---------          ---------
Cash and cash equivalents                                            321.0              550.3
Accrued investment income                                             52.4               50.5
Deferred policy acquisition costs                                    728.1              686.3
Outstanding premiums                                                   2.0                2.7
Other assets                                                          62.2               81.2
Separate account assets                                           17,298.8           16,123.3
                                                                 ---------          ---------
TOTAL ASSETS                                                     $22,485.8          $21,484.9
                                                                 =========          =========
LIABILITIES
Future contract and policy benefits                              $   727.4          $   729.3
Contractholder deposit funds and other policy liabilities          2,945.3            3,144.8
Unearned revenue                                                       7.5                7.1
Accrued expenses and taxes                                            93.4               98.8
Deferred federal income taxes                                         90.2               77.7
Long-term debt payable to affiliates                                 565.0              565.0
Other liabilities                                                     58.7               67.7
Separate account liabilities                                      17,298.8           16,123.3
                                                                 ---------          ---------
Total liabilities                                                 21,786.3           20,813.7
                                                                 ---------          ---------
STOCKHOLDER'S EQUITY
Common stock, $1,000 par value - 10,000 shares authorized;
  5,900 shares issued and outstanding                                  5.9                5.9
Additional paid-in capital                                           199.4              199.4
Accumulated other comprehensive income                                 7.7                7.1
Retained earnings                                                    486.5              458.8
                                                                 ---------          ---------
Total stockholder's equity                                           699.5              671.2
                                                                 ---------          ---------
Total liabilities and stockholder's equity                       $22,485.8          $21,484.9
                                                                 =========          =========



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE UNAUDITED CONSOLIDATED
                             FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (IN MILLIONS)
FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999



                                                              UNAUDITED   UNAUDITED
                                                                2000        1999
                                                              ---------   ---------
Net income (loss)                                               $27.7       $(4.2)
Other comprehensive income:
Net change in unrealized holding gains and losses on
  available-for-sale securities, net of tax                       0.7        10.7
Currency translation                                             (0.1)         --
                                                                -----       -----
Other comprehensive income:                                       0.6        10.7
                                                                -----       -----
Comprehensive income                                            $28.3       $ 6.5
                                                                =====       =====



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE UNAUDITED CONSOLIDATED
                             FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (IN MILLIONS) FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)



                                                              ACCUMULATED
                                                ADDITIONAL       OTHER                      TOTAL
                                      COMMON     PAID-IN     COMPREHENSIVE   RETAINED   STOCKHOLDER'S
                                      STOCK      CAPITAL        INCOME       EARNINGS      EQUITY
                                     --------   ----------   -------------   --------   -------------
Balance at December 31, 1999           $5.9       $199.4         $ 7.1        $458.8        $671.2
Comprehensive income:
  Net income                             --           --            --          27.7          27.7
  Other comprehensive income             --           --           0.6            --           0.6
                                       ----       ------         -----        ------        ------
Balance at March 31, 2000              $5.9       $199.4         $ 7.7        $486.5        $699.5
                                       ====       ======         =====        ======        ======
Balance at December 31, 1998           $5.9       $199.4         $75.9        $496.4        $777.6
Comprehensive income:
  Net income                             --           --            --          (4.2)         (4.2)
  Other comprehensive income             --           --          10.7            --          10.7
  Dividends to stockholder               --           --            --         (75.0)        (75.0)
                                       ----       ------         -----        ------        ------
Balance at March 31, 1999              $5.9       $199.4         $86.6        $417.2        $709.1
                                       ====       ======         =====        ======        ======



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE UNAUDITED CONSOLIDATED
                             FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



CONSOLIDATED STATEMENTS OF CASH FLOWS (IN MILLIONS)
FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999



                                                              UNAUDITED   UNAUDITED
                                                                2000        1999
                                                              ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income from continuing operations                          $  27.7     $  20.6
Adjustments to reconcile net income from continuing
  operations to net cash provided by operating activities:
  Amortization of discount and premiums                           (0.3)        0.0
  Depreciation and amortization                                    0.3         0.5
  Net realized gains on investments                               (0.2)       (4.5)
  Tax benefit on disposal of subsidiary                             --        14.8
  Interest credited to contractholder deposits                    48.7        56.0
  Deferred federal income taxes                                   12.1        (5.9)
Changes in assets and liabilities:
  Deferred acquisition costs                                     (39.0)      (16.6)
  Accrued investment income                                       (1.9)        1.0
  Other assets                                                    13.1       (17.9)
  Future contract and policy benefits                             (1.4)       (4.1)
  Other, net                                                     (10.1)       12.7
                                                               -------     -------
Net cash provided by operating activities                         49.0        56.6
                                                               -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Sales, maturities and repayments of:
    Available-for-sale fixed maturities                          208.9       413.3
    Subsidiary                                                      --        33.6
    Mortgage loans                                                50.1        24.0
    Real estate                                                    3.0          --
  Purchases of:
    Available-for-sale fixed maturities                         (366.9)     (143.8)
    Other invested assets                                           --        (1.0)
    Mortgage loans                                               (17.6)      (97.7)
    Real estate                                                   (1.9)       (0.1)
  Changes in other investing activities, net                       0.3          --
  Net change in policy loans                                       0.3        (0.7)
  Net change in short term investments                            94.6       (91.3)
                                                               -------     -------
Net cash provided by (used in) investing activities              (29.2)      136.4
                                                               -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Deposits and interest credited to contractholder deposit
    funds                                                        317.0       341.3
  Withdrawals from contractholder deposit funds                 (566.1)     (471.8)
                                                               -------     -------
Net cash used in financing activities                           (249.1)     (130.4)
                                                               -------     -------
Net change in cash and cash equivalents                         (229.3)       62.6
  Cash and cash equivalents, beginning of period                 550.3       264.7
  Cash and cash equivalents, end of period                     $ 321.0     $ 327.3
                                                               =======     =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid, net of refunds                            $ (19.5)    $  13.3



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE UNAUDITED CONSOLIDATED
                             FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS



(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



GENERAL



Sun Life Assurance Company of Canada (U.S.) (the "Company") was incorporated in 1970 as a life insurance company domiciled in the state of Delaware. The Company and its subsidiaries are licensed in 49 states and certain other territories and are engaged in the sale of individual variable life insurance, individual fixed and variable annuities, group fixed and variable annuities, group pension contracts, group life and disability insurance, and other asset management services.



The Company is a wholly owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc. ("Life Holdco"), which is an indirect wholly owned subsidiary of Sun Life Assurance Company of Canada ("SLOC"), the Company's ultimate parent as of December 31, 1999. SLOC is a life insurance company domiciled in Canada which reorganized from a mutual life insurance company to a stock life insurance company on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("SLF"), is now the ultimate parent of SLOC and the Company.



BASIS OF PRESENTATION



For the year ended December 31, 1999, the Company filed its Annual Report on Form 10-K using audited statutory financial statements. The Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which is a comprehensive basis of accounting other than generally accepted accounting principles. The Company has changed its basis of accounting for the three months ended
March 31, 2000 to generally accepted accounting principles ("GAAP") and has restated the financial statements for the prior year ended December 31, 1999 (Consolidated Balance Sheet) and for the period ended March 31, 1999 (Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Stockholder's Equity, and Consolidated Statement of Cash Flows) to conform with GAAP. See Note 5 for a reconciliation of statutory surplus to GAAP equity and statutory net income to GAAP net income.



The Company owns all of the outstanding shares of Sun Life Insurance and Annuity Company of New York ("Sun Life (N.Y.)"), Sun Life of Canada (U.S.) Distributors, Inc. ("Sundisco"), Sun Life Financial Services Limited ("SLFSL"), Sun Benefit Services Company, Inc. ("Sunbesco"), Sun Capital Advisers, Inc. ("Sun Capital"), Sun Life Finance Corporation ("Sunfinco"), Sun Life of Canada (U.S.)
SPE 97-1, Inc. ("SPE 97-1"), Clarendon Insurance Agency, Inc. ("Clarendon"), and Sun Life Information Services Ireland Limited ("SLIRL"). All significant intercompany transactions have been eliminated in consolidation.



Sun Life (N.Y.) is engaged in the sale of individual fixed and variable annuity contracts and group life and disability insurance contracts in its state of domicile, New York. Sundisco is a registered investment adviser and broker-dealer. SLFSL serves as the marketing administrator for the distribution of the offshore products of Sun Life Assurance Company of Canada (Bermuda), an affiliate. Sun Capital is a registered investment adviser. SPE 97-1 was organized for the purpose of engaging in activities incidental to securitizing mortgage loans. Clarendon is a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates. SLIRL provides information systems development services to the Company and its affiliates. Sunbesco and Sunfinco are currently inactive.



During 1999, the Company sold two of its subsidiaries, Massachusetts Casualty Insurance Company ("MCIC") (sold February, 1999) and New London Trust F.S.B. ("NLT") (sold October, 1999). MCIC is a life insurance company which issues only individual disability income policies. NLT is a federally chartered savings bank, which grants commercial, residential real estate and installment loans. The results of operations of these subsidiaries are reported as discontinued operations.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)


USE OF ESTIMATES



The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances, and the liabilities for future policyholder benefits. Actual results could differ from those estimates.



FINANCIAL INSTRUMENTS



In the normal course of business, the Company enters into transactions involving various types of financial instruments, including cash and cash equivalents, investments such as fixed maturities, mortgage loans and equity securities, off balance sheet financial instruments, debt, loan commitments and financial guarantees. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.



CASH AND CASH EQUIVALENTS



Cash and cash equivalents primarily include cash, commercial paper, money market investments, and short term bank participations. All such investments have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.



INVESTMENTS



The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments of Debt and Equity Securities. At the time of purchase, fixed maturity securities are classified based on intent, as held-to-maturity, available-for-sale, or trading. In order for the security to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity. Securities held-to-maturity are stated at cost, adjusted for amortization of premiums, and accretion of discounts. Trading securities are carried at estimated fair value with changes in unrealized gains or losses reported as a component of net investment income. Securities that do not meet this criterion are classified as available-for-sale. Available-for-sale securities are carried at estimated fair value with changes in unrealized gains or losses reported net of taxes in a separate component of stockholder's equity. Fair values are obtained from external market quotations. All securities transactions are recorded on a trade date basis.



Mortgage loans are stated at unpaid principle balances, net of provisions for estimated losses. Mortgage loans acquired at a premium or discount are carried at amortized values net of provisions for estimated losses. Loans, which include primarily commercial first mortgages, and real estate are diversified by property type and geographic area throughout the United States. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made.



A loan is recognized as impaired when it is probable that the principal or interest is not collectible in accordance with the contractual terms of the loan. Measurement of impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price. A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount. Loans are also charged against the allowance when determined to be uncollectible. The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower's ability to pay. While management believes

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)


that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.



Real estate investments are held for the production of income or held-for-sale. Real estate investments held for the production of income are carried at the lower of cost adjusted for accumulated depreciation or fair value. Real estate investments held-for-sale are primarily acquired through foreclosure of mortgage loans. The cost of real estate that has been acquired through foreclosure is the estimated fair value at the time of foreclosure. Depreciation of buildings and improvements is calculated using the straight-line method over the estimated useful life of the property, generally 40 to 50 years.



Policy loans are carried at the amount of outstanding principal balance not in excess of net cash surrender values of the related insurance policies.



Other invested assets consist primarily of leveraged leases and tax credit partnerships.



The Company uses derivative financial instruments including financial futures contracts, equity options, interest rate swaps, foreign currency swaps and forward spread lock contracts as a means of hedging exposure to interest rate, currency and equity price risk. Hedge accounting is used to account for certain derivatives. To qualify for hedge accounting, the changes in fair value of the derivative must be expected to substantially offset the changes in the value of the hedged item. Hedges are monitored to ensure that there is a correlation between the derivative instrument and the hedged investment. Derivative instruments qualifying for hedge accounting treatment are marked to market and the related changes in fair value are included in a separate component of stockholder's equity. To the extent that the correlation of the derivative instrument and hedged item is not established, the derivative instrument is marked to market and the related change in fair value is recognized in the statement of operations as a component of net investment income.



Investment income is recognized on an accrual basis. Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. When an impairment of a specific investment or a group of investments is determined to be other than temporary, a realized investment loss is recorded. Changes in the provision for estimated losses on mortgage loans and real estate are included in net realized investment gains and losses.



Interest income on loans is recorded on the accrual basis. Loans are placed in a non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful. When a loan is placed in non-accrual status, all interest previously accrued is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest, have performed on a sustained basis for a reasonable period of time, and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.



DEFERRED POLICY ACQUISITION COSTS



Acquisition costs consist of commissions, underwriting and other costs which vary with and are primarily related to the production of revenues. Acquisition costs related to investment-type contracts, primarily deferred annuity and guaranteed investment contracts, and universal and variable life products are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges and direct variable administrative expenses. This amortization is reviewed annually and adjusted retrospectively by a cumulative charge or credit to current operations when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)


losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.



Deferred acquisition costs for each life product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.



OTHER ASSETS



Property, equipment, leasehold improvements, and capitalized software costs, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 30 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements. Reinsurance receivables from reinsurance ceded are also included in other assets.



POLICY LIABILITIES AND ACCRUALS



Future contract and policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 4.5% to 5.5% for life insurance and 6% to 11.25% for annuities. The liabilities associated with traditional life insurance, annuity and disability insurance products are computed using the net level premium method based on assumptions about future investment yields, mortality, morbidity and persistency. The assumptions used are based upon both the Company's and its affiliates' experience and industry standards. Estimated liabilities are established for group life and health policies that contain experience rating provisions.



Policyholder contract deposits consist of policy values that accrue to the holders of universal life-type contracts and investment-related products such as deferred annuities and guaranteed investment contracts. The liabilities are determined using the retrospective deposit method and consist of net deposits and investment earnings less administrative charges. The liability is before the deduction of any applicable surrender charges.



Other policy liabilities include liabilities for policy and contract claims. These amounts consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported. The amount reported is based upon historical experience, adjusted for trends and current circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses. Revisions to these estimates are included in operations in the year such refinements are made.



REVENUE AND EXPENSES



Premiums for traditional individual life and annuity products are considered revenue when due. Premiums related to group life and group disability insurance are recognized as revenue pro-rata over the contract period. The unexpired portion of these premiums is recorded as unearned premiums. Revenue from

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)


universal life-type products and investment-related products includes charges for cost of insurance (mortality), initiation and administration of the policy and surrender charges. Revenue is recognized when the charges are assessed except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.



Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, annuity, and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and spread income recognition over expected policy lives. For universal life-type and investment-type contracts, benefits include interest credited to policyholders' accounts and death benefits in excess of account values, which are recognized as incurred.



INCOME TAXES



The Company and its subsidiaries participate in a consolidated federal income tax return with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., direct wholly owned subsidiary of SLOC and parent company of Life Holdco and other affiliates. Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. These differences result primarily from policy reserves, policy acquisition expenses and unrealized gains or losses on investments.



SEPARATE ACCOUNTS



The Company has established separate accounts applicable to various classes of contracts providing for variable benefits. Contracts for which funds are invested in separate accounts include variable life insurance and individual and group qualified and non-qualified variable annuity contracts. Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contract holders, are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market value and the investment risk of such securities is retained by the policyholder.



NEW ACCOUNTING PRONOUNCEMENTS



In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the balance sheet and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations.



In June 1999, the FASB issued Statement of Financial Accounting Standards
No. 137 ("SFAS No. 137"), "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB SFAS No. 133." SFAS No. 137 delays the effective date of SFAS No. 133 for all fiscal quarters until fiscal years beginning after June 15, 2000. The Company is evaluating SFAS No. 133 and has not determined its effect on the consolidated financial statements.



On January 1, 1999, the Company adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." This statement provides guidance on when an insurance or other enterprise should recognize a liability for guaranty fund and other assessments and on how to measure such liability. The adoption of SOP 97-3 had no material impact on the financial position or results of operations of the Company.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)


On January 1, 1999, the Company adopted AICPA SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. In the past, the Company has expensed such costs as they were incurred. The adoption of SOP 98-1, had no material impact on pre-tax income in either three month period.



(2) TRANSACTIONS WITH AFFILIATES



The Company has an agreement with SLOC which provides that SLOC will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under this agreement amounted to approximately $7,374,000 and $6,798,000 for the three month period in 2000 and 1999.



The Company leases office space to SLOC under lease agreements with terms expiring in September, 2004 and options to extend the terms for each of twelve successive five-year terms at fair market rental not to exceed 125% of the fixed rent for the term which is ending. Rent received by the Company under the leases for the three month period amounted to approximately $1,994,000 in 2000 and $1,762,000 in 1999.



During January 2000, the Company purchased $200 million of term notes issued by an affiliate, Massachusetts Financial Services Company, maturing in 2003 and 2004.



(3) SEGMENT INFORMATION



The Company offers financial products and services such as fixed and variable annuities, retirement plan services, and life insurance on an individual and group basis, as well as disability insurance on a group basis. Within these areas, the Company conducts business principally in three operating segments and maintains a corporate segment to provide for the capital needs of the three operating segments and to engage in other financing related activities.



The Individual Protection segment markets and administers a variety of life insurance products sold to individuals and corporate owners of individual life insurance. The products include whole life, universal life and variable life products.



The Group Protection segment markets and administers group life and long-term disability insurance to small and mid-size employers in the State of New York.



The Wealth Management segment markets and administers individual and group variable annuity products, individual and group fixed annuity products which include market value adjusted annuities, and other retirement benefit products.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



(3) SEGMENT INFORMATION (CONTINUED)


Summarized unaudited financial information by segment is provided in the tables below:



                                                   PERIOD ENDED MARCH 31, 2000             MARCH 31,
                                          ---------------------------------------------       2000
                                           TOTAL        TOTAL        PRETAX      NET      ------------
                                          REVENUES   EXPENDITURES    INCOME     INCOME    TOTAL ASSETS
                                          --------   ------------   --------   --------   ------------
                                                          (IN MILLIONS)
Individual Protection                      $  3.1       $  3.2       $ (.1)     $ (.1)     $   325.0
Group Protection                              4.2          3.3          .9         .6           27.8
Wealth Management                           146.9         99.3        47.6       32.6       21,903.1
Corporate                                     7.1         12.9        (5.8)      (5.4)         229.8
                                           ======       ======       =====      =====      =========
    Total                                  $161.3       $118.7       $42.6      $27.7      $22,485.7
                                           ======       ======       =====      =====      =========

                                                                                          DECEMBER 31,
                                                   PERIOD ENDED MARCH 31, 1999                1999
                                          ---------------------------------------------   -------------
                                                          (IN MILLIONS)
Individual Protection                     $    4.4   $        4.4   $     --   $     --   $       291.5
Group Protection                              4.2          3.6          .6         .4            20.0
Wealth Management                           146.3        120.5        25.8       18.1        20,534.2
Corporate                                     8.9         11.4        (2.5)       2.1           639.2
                                           ======       ======       =====      =====       =========
    Total                                  $163.8       $139.9       $23.9      $20.6       $21,484.9
                                           ======       ======       =====      =====       =========



(4) DISCONTINUED OPERATIONS



In February 1999, the Company completed the sale of its wholly-owned subsidiary, MCIC for approximately $34,000,000. The Company realized a loss of $25,600,000 on the sale.



In October 1999, the Company completed the sale of its wholly-owned subsidiary, NLT. A summary of the results of these discontinued operations follows:



                                                              MARCH 31, 1999
                                                              --------------
                                                              (IN MILLIONS)
Revenue                                                            $7.5
Expenses                                                            6.2
Provision for income taxes                                           .5
                                                                   ====
Income from discontinued operations                                $ .8
                                                                   ====



(5) STATUTORY FINANCIAL INFORMATION



For the year ended December 31, 1999, the Company filed its Annual Report on Form 10-K using audited statutory financial statements. The Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which is a comprehensive basis of accounting other than generally accepted accounting principles. The Company has changed its basis of accounting for the three months ended
March 31, 2000 to generally accepted accounting principles ("GAAP") and has restated the financial statements for the prior year ended December 31, 1999 (Consolidated Balance Sheet) and for the period ended March 31, 1999 (Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Stockholder's Equity, and Consolidated Statement of Cash Flows) to conform with GAAP. The Statutory Balance Sheet filed as part of the 1999 10-K is shown below:

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



(5) STATUTORY FINANCIAL INFORMATION (CONTINUED)


STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND
CAPITAL STOCK AND SURPLUS



                                                              DECEMBER 31, 1999
                                                              -----------------
                                                                (IN MILLIONS)
ADMITTED ASSETS
Bonds                                                            $ 1,221,970
Common stocks                                                         75,283
Mortgage loans on real estate                                        528,911
Properties acquired in satisfaction of debt                           15,641
Investment real estate                                                79,182
Policy loans                                                          40,095
Cash and short-term investments                                      316,971
Other invested assets                                                 67,938
Investment income due and accrued                                     25,303
Other assets                                                           5,807
                                                                 -----------
General account assets                                             2,377,101
Separate account assets
  Unitized                                                        15,490,328
  Non-unitized                                                     2,080,726
                                                                 -----------
TOTAL ADMITTED ASSETS                                            $19,948,155
                                                                 ===========
LIABILITIES
Aggregate reserve for life policies and contracts                $ 1,153,642
Supplementary contracts                                                3,182
Policy and contract claims                                               962
Liability for premium and other deposit funds                        564,820
Surrender values on cancelled policies                                    16
Interest maintenance reserve                                          41,771
Commissions to agents due or accrued                                   3,253
General expenses due or accrued                                       14,055
Transfers from Separate Accounts due or accrued                     (467,619)
Taxes, licenses and fees due or accrued, excluding FIT                   379
Federal income taxes due or accrued                                   89,031
Unearned investment income                                                22
Amounts withheld or retained by company as agent or trustee             (442)
Remittances and items not allocated                                    1,078
Asset valuation reserve                                               44,071
Payable to parent, subsidiaries, and affiliates                       26,284
Other liabilities                                                     16,674
                                                                 -----------
General account liabilities 1,491,179 Separate account
  liabilities:
  Unitized                                                        15,489,908
  Non-unitized                                                     2,080,726
                                                                 -----------
TOTAL LIABILITIES                                                 19,061,813
                                                                 -----------

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



(5) STATUTORY FINANCIAL INFORMATION (CONTINUED)



                                                              DECEMBER 31, 1999
                                                              -----------------
                                                                (IN MILLIONS)
CAPITAL STOCK AND SURPLUS
Common capital stock                                                   5,900
                                                                 -----------
Surplus notes                                                        565,000
Gross paid in and contributed surplus                                199,355
Unassigned funds                                                     116,087
                                                                 -----------
Surplus                                                              880,442
Total common capital stock and surplus                               886,342
                                                                 -----------
TOTAL LIABILITIES, CAPITAL STOCK AND SURPLUS                     $19,948,155
                                                                 ===========



The following information reconciles statutory net income and statutory surplus with net income and equity on a GAAP basis.



                                                                   THREE MONTHS
                                                                  ENDED MARCH 31,
                                                              -----------------------
                                                                2000           1999
                                                              --------       --------
                                                                   (IN MILLIONS)
Statutory net income                                           $ 21.4         $ 37.7
Adjustments to GAAP for life insurance companies:
  Statutory interest maintenance reserve                          (.8)           (.9)
Investment income and realized gains (losses)                     1.9          (14.5)
Policyowner benefits                                            (24.4)         (35.4)
Deferred policy acquisition costs                                39.0           16.6
Deferred income taxes                                           (11.1)          (9.0)
Other, net                                                        1.7            1.3
                                                               ------         ------
GAAP net income (loss)                                         $ 27.7         $ (4.2)
                                                               ======         ======



                                                              MARCH 31,   DECEMBER 31,
                                                                2000          1999
                                                              ---------   ------------
                                                                   (IN MILLIONS)
Statutory surplus                                              $ 915.5      $ 886.3
Adjustments to GAAP for life insurance companies:
  Valuation of investments                                         3.2          3.7
  Deferred policy acquisition costs                              728.1        686.3
  Future policy benefits and Contractholder deposit funds       (386.4)      (350.2)
  Deferred income taxes                                          (89.4)       (86.1)
  Statutory interest maintenance reserve                          41.3         42.3
  Statutory asset valuation reserve                               42.4         45.3
  Surplus notes                                                 (565.0)      (565.0)
  Other, net                                                       9.8          8.6
                                                               -------      -------
GAAP equity                                                    $ 699.5      $ 671.2
                                                               =======      =======



The NAIC has codified statutory accounting practices, which are expected to constitute the only source of prescribed statutory accounting practices and are effective in 2001. Codification will change prescribed statutory accounting practices and may result in changes to the accounting practices that insurance enterprises use to prepare their statutory financial statements. The changes of codification will not have a material impact on statutory surplus.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



(6) COMMITMENTS AND CONTINGENT LIABILITIES



The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurances, at the present time the Company does not anticipate that the ultimate liability arising from such pending or threatened litigation, after consideration of provisions made for potential losses and costs of defense, will have a material adverse effect on the financial condition of operating results of the Company.



Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred it would threaten an insurer's solvency and further provide annual limits on such assessments. Part of the assessments paid by the Company and its subsidiaries pursuant to these laws may be used as credits for a portion of the associated premium taxes.

            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Calculation of Performance Data
Advertising and Sales Literature
Calculations
  Example of Variable Accumulation Unit Value Calculation
  Example of Variable Annuity Unit Calculation
  Example of Variable Annuity Payment Calculation
Distribution of the Contracts
Designation and Change of Beneficiary
Custodian
Financial Statements

      This Prospectus sets forth information about the Contract and the Variable Account that a prospective purchaser should know before investing. Additional information about the Contract and the Variable Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information dated June 9, 2000 which is incorporated herein by reference. The Statement of Additional Information is available upon request and without charge from Sun Life Assurance Company of Canada (U.S.). To receive a copy, return this request form to the address shown below or telephone (800) 752-7215.


--------------------------------------------------------------------------------

To:     Sun Life Assurance Company of Canada (U.S.)
        c/o Retirement Products and Services
        P.O. Box 1024
        Boston, Massachusetts 02103

        Please send me a Statement of Additional Information for MFS Regatta Choice Variable and Fixed Annuity
        Sun Life of Canada (U.S.) Variable Account F.

Name         ------------------------------------------------------------

Address      ------------------------------------------------------------

             ------------------------------------------------------------

City       --------------------------   State  --------------       Zip  -------

Telephone  ------------------------------------------------------------

                                   APPENDIX A
                                    GLOSSARY

      The following terms as used in this Prospectus have the indicated meanings:

      ACCOUNT or PARTICIPANT ACCOUNT: An account established for each Participant to which Net Purchase Payments are credited.

      ACCOUNT VALUE: The Variable Accumulation Value, if any, plus the Fixed Accumulation Value, if any, of your Account for any Valuation Period.

      ACCOUNT YEAR and ACCOUNT ANNIVERSARY: Your first Account Year is the period 365 days from the date on which we issued your Contract. Your Account Anniversary is the last day of an Account Year. Each Account Year after the first is the 365-day period that begins on your Account Anniversary. For example, if the Contract Date is on March 12, the first Account Year is determined from the Contract Date and ends on March 12 of the following year. Your Account Anniversary is March 12 and all Account Years after the first are measured from March 12. (If the Anniversary Date falls on a non-business day, the previous business day will be used.)

      ACCUMULATION PHASE: The period before the Annuity Commencement Date and during the lifetime of the Annuitant during which you make Purchase Payments under the Contract. This is called the "Accumulation Period" in the Contract.

      *ANNUITANT: The person or persons to whom the first annuity payment is made. If the Annuitant dies prior to the Annuity Commencement Date, the Co-Annuitant will become the sole Annuitant. If the Co-Annuitant dies or if no Co-Annuitant is named, the Participant becomes the Annuitant upon the Annuitant's death prior to the Annuity Commencement Date. If you have not named a sole Annuitant on the 30th day before the Annuity Commencement Date and both the Annuitant and Co-Annuitant are living, the Co-Annuitant will be the sole Annuitant/Payee during the Income Phase.

      ANNUITY COMMENCEMENT DATE: The date on which the first annuity payment under each Contract is to be made.

      ANNUITY OPTION: The method you choose for making annuity payments.

      ANNUITY UNIT: A unit of measure used in the calculation of the amount of the second and each subsequent Variable Annuity payment from the Variable Account.

      APPLICATION: The document signed by you or other evidence acceptable to us that serves as your application for participation under a Group Contract or purchase of an Individual Contract.

      *BENEFICIARY: Prior to the Annuity Commencement Date, the person or entity having the right to receive the death benefit and, for Non-Qualified Contracts, who, in the event of the Participant's death, is the "designated beneficiary" for purposes of Section 72(s) of the Internal Revenue Code. After the Annuity Commencement Date, the person or entity having the right to receive any payments due under the Annuity Option elected, if applicable, upon the death of the Payee.


      BUSINESS DAY: Any day the New York Stock Exchange is open for trading. Also, any day on which we make a determination of the value of a Variable Accumulation Unit.


      CERTIFICATE: The document for each Participant which evidences the coverage of the Participant under a Group Contract.

      COMPANY: Sun Life Assurance Company of Canada (U.S.).


      CONTRACT: Any Individual Contract, Group Contract, or Certificate issued under a Group Contract.


      CONTRACT DATE: The date on which we issue your Contract. This is called the "Date of Coverage" in the Contract.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.

      COVERED PERSON: The person(s) identified as such in the Contract whose death will trigger the death benefit provisions of the Contract and whose medically necessary stay in a hospital or nursing facility may allow the Participant to be eligible for a waiver of the withdrawal charge. Unless otherwise noted, the the Participant/Owner is the Covered Person.

      DEATH BENEFIT DATE: If you have elected a death benefit payment option before the Annuitant's death that remains in effect, the date on which we receive Due Proof of Death. If your Beneficiary elects the death benefit payment option, the later of (a) the date on which we receive the Beneficiary's election and (b) the date on which we receive Due Proof of Death. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Death Benefit Date will be the last day of the 60 day period and we will pay the death benefit in one lump sum.

      DUE PROOF OF DEATH: An original certified copy of an official death certificate, an original certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to the Company.


      FIXED ACCOUNT: The general account of the Company, consisting of all assets of the Company other than those allocated to a separate account of the Company.


      FIXED ACCOUNT VALUE: The value of that portion of your Account allocated to the Fixed Account.

      FIXED ANNUITY: An annuity with payments which do not vary as to dollar amount.

      FUND: A registered management investment company, or series thereof, in which assets of a Sub-Account may be invested.

      GROUP CONTRACT: A Contract issued by the Company on a group basis.

      GUARANTEE AMOUNT: Each separate allocation of Account Value to a particular Guarantee Period (including interest earned thereon).

      GUARANTEE PERIOD: The period for which a Guaranteed Interest Rate is credited.

      GUARANTEED INTEREST RATE: The rate of interest we credit on a compound annual basis during any Guarantee Period.

      INCOME PHASE: The period on and after the Annuity Commencement Date and during the lifetime of the Annuitant during which we make annuity payments under the Contract.

      INDIVIDUAL CONTRACT: A Contract issued by the Company on an individual basis.

      NET INVESTMENT FACTOR: An index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. The Net Investment Factor may be greater or less than or equal to one.

      NET PURCHASE PAYMENT (NET PAYMENTS): The portion of a Purchase Payment which remains after the deduction of any applicable premium tax or similar tax. This is also the term used to describe the total contribution made to the Contract minus the total withdrawals.

      NON-QUALIFIED CONTRACT: A Contract used in connection with a retirement plan that does not receive favorable federal income tax treatment under Sections 401, 403, 408, or 408A of the Internal Revenue Code. The Participant's interest in the Contract must be owned by a natural person or agent for a natural person for the Contract to receive income tax treatment as an annuity.

      *OWNER: The person, persons or entity entitled to the ownership rights stated in a Group Contract and in whose name or names the Group Contract is issued. The Owner may designate a trustee or custodian of a retirement plan which meets the requirements of Section 401, Section 408(c), Section 408(k),
Section 408(p) or Section 408A of the Internal Revenue Code to serve as legal owner of assets of a retirement plan, but the term "Owner," as used herein, shall refer to the organization entering into the Group Contract.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.

      *PARTICIPANT: In the case of an Individual Contract, the owner of the Contract. In the case of a Group Contract, the person named in the Contract who is entitled to exercise all rights and privileges of ownership under the Contract, except as reserved by the Owner. If there are two Participants, the death benefit is paid upon the death of either Participant.

      PAYEE: A recipient of payments under a Contract. The term includes an Annuitant or a Beneficiary who becomes entitled to benefits upon the death of the Participant, or on the Annuity Commencement Date.

      PURCHASE PAYMENT (PAYMENT): An amount paid to the Company as consideration for the benefits provided by a Contract.

      QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which may receive favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code of 1986, as amended.

      RENEWAL DATE: The last day of a Guarantee Period.

      SERIES FUND: MFS/Sun Life Series Trust.

      SUB-ACCOUNT: That portion of the Variable Account which invests in shares of a specific Fund.

      VALUATION PERIOD: The period of time from one determination of Variable Accumulation Unit or Annuity Unit values to the next subsequent determination of these values. Value determinations are made as of the close of the New York Stock Exchange on each day that the Exchange is open for trading.

      VARIABLE ACCOUNT: Variable Account F of the Company, which is a separate account of the Company consisting of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets of the Company.

      VARIABLE ACCUMULATION UNIT: A unit of measure used in the calculation of Variable Account Value.

      VARIABLE ACCOUNT VALUE: The value of that portion of your Account allocated to the Variable Account.

      VARIABLE ANNUITY: An annuity with payments which vary as to dollar amount in relation to the investment performance of the Variable Account.

                                   APPENDIX B
        WITHDRAWALS, WITHDRAWAL CHARGES AND THE MARKET VALUE ADJUSTMENT

PART 1: VARIABLE ACCOUNT (THE MARKET VALUE ADJUSTMENT DOES NOT APPLY TO THE VARIABLE ACCOUNT)
WITHDRAWAL CHARGE CALCULATION:
FULL WITHDRAWAL:

      Assume a Purchase Payment of $40,000 is made on the Contract Date, no additional Purchase Payments are made and there are no partial withdrawals. The table below presents three examples of the withdrawal charge resulting from a full withdrawal of your Account, based on hypothetical Account Values.

                                                                     PAYMENT
                HYPOTHETICAL              CUMULATIVE      FREE      SUBJECT TO   WITHDRAWAL   WITHDRAWAL
     ACCOUNT      ACCOUNT       ANNUAL      ANNUAL     WITHDRAWAL   WITHDRAWAL     CHARGE       CHARGE
       YEAR        VALUE       EARNINGS    EARNINGS      AMOUNT       CHARGE     PERCENTAGE     AMOUNT
     --------   ------------   --------   ----------   ----------   ----------   ----------   ----------
(a)     1          $41,000      $1,000     $ 1,000      $ 6,000      $35,000       7.00%        $2,450
        2          $45,100      $4,100     $ 5,100      $ 6,000      $39,100       7.00%        $2,737
        3          $49,600      $4,500     $ 9,600      $ 9,600      $40,000       6.00%        $2,400
(b)     4          $52,100      $2,500     $12,100      $12,100      $40,000       6.00%        $2,400
        5          $57,300      $5,200     $17,300      $17,300      $40,000       5.00%        $2,000
        6          $63,000      $5,700     $23,000      $23,000      $40,000       4.00%        $1,600
        7          $66,200      $3,200     $26,200      $26,200      $40,000       3.00%        $1,200
(c)     8          $72,800      $6,600     $32,800      $32,800      $     0       0.00%        $    0

(a) The free withdrawal amount in any year is equal to the amount of any Purchase Payments made prior to the last 7 Account Years ("Old Payments") that were not previously withdrawn plus the greater of (1) the Contract's earnings that were not previously withdrawn, and (2) 15% of any Purchase Payments made in the last 7 Account Years ("New Payments"). In Account
    Year 1, the free withdrawal amount is $6,000, which equals 15% of the Purchase Payment of $40,000. On a full withdrawal of $41,000, the amount subject to a withdrawal charge is $35,000, which equals the Account Value of $41,000 minus the free withdrawal amount of $6,000.

(b) In Account Year 4, the free withdrawal amount is $12,100, which equals the prior Contract's cumulative earnings to date. On a full withdrawal of $52,100, the amount subject to a withdrawal charge is $40,000.

(c) In Account Year 8, the free withdrawal amount is $32,800, which equals the Contract's cumulative earnings to date. On a full withdrawal of $72,800, the amount subject to a withdrawal charge is $0, since equals the New Payments equal $0.

PARTIAL WITHDRAWAL

      Assume a single Purchase Payment of $40,000 is made on the Contract Date, no additional Purchase Payments are made, no partial withdrawals have been taken prior to the fourth Account Year, and there are a series of 4 partial withdrawals made during the fourth Account Year of $4,000, $9,000, $12,000, and $20,000.

                                                                              REMAINING
                          HYPOTHETICAL                                           FREE      AMOUNT OF
                            ACCOUNT                                           WITHDRAWAL   WITHDRAWAL
                             VALUE                                              AMOUNT     SUBJECT TO   WITHDRAWAL   WITHDRAWAL
         ACCOUNT             BEFORE                 CUMULATIVE   AMOUNT OF      BEFORE     WITHDRAWAL     CHARGE       CHARGE
          YEAR             WITHDRAWAL    EARNINGS    EARNINGS    WITHDRAWAL   WITHDRAWAL     CHARGE     PERCENTAGE     AMOUNT
  ---------------------   ------------   --------   ----------   ----------   ----------   ----------   ----------   ----------
   1                         $41,000      $1,000     $ 1,000      $     0       $6,000      $     0       7.00%        $
   2                         $45,100      $4,100     $ 5,100      $     0       $6,000      $     0       7.00%        $
   3                         $49,600      $4,500     $ 9,600      $     0       $9,600      $     0       6.00%        $
   4       (a)               $50,100      $  500     $10,100      $ 4,000       $6,100      $     0       6.00%        $
   4       (b)               $46,900      $  800     $10,900      $ 9,000       $    0      $ 2,100       6.00%        $  126
   4       (c)               $38,500      $  600     $11,500      $12,000       $    0      $11,400       6.00%        $  684
   4       (d)               $26,900      $  400     $11,900      $20,000       $    0      $19,600       6.00%        $1,176


                         HYPOTHETICAL
                           ACCOUNT
                            VALUE
         ACCOUNT            AFTER
          YEAR            WITHDRAWAL
  ---------------------  ------------
   1                        $41,000
   2                        $45,100
   3                        $49,600
   4       (a)              $46,100
   4       (b)              $37,900
   4       (c)              $26,500
   4       (d)              $ 6,900

(a) In Account Year 4, the free withdrawal amount is $10,10000, which equals the Contract's cumulative earnings to date. The partial withdrawal amount of $4,000 is less than the free withdrawal amount, so there is no withdrawal charge.

(b) Since a partial withdrawal of $4,000 was taken, the remaining free withdrawal amount in Account Year 4 is $10,900 - $4,000 = $6,900. Therefore, $6,900 of the $9,000 withdrawal is not subject to a withdrawal charge, and $2,100 is subject to a withdrawal charge. Of the $13,000 withdrawn to date, $10,900 has been from the free withdrawal amount and $13,500 has been from deposits.

(c) Since $10,900 of the 2 prior Account Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Account year 4 is $11,500 - $10,900 = $400. Therefore, $600 of the $12,000
    withdrawal is not subject to a withdrawal charge, and $11,400 is subject to a withdrawal charge. Of the $25,000 withdrawn to date, $11,500 has been from the free withdrawal amount and $13,500 has been from deposits.

(d) Since $11,500 of the 3 prior Account Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Account Year 4 is $11,900 - $11,500 = $400. Therefore, $400 of the $20,000
    withdrawal is not subject to a withdrawal charge, and $19,600 is subject to a withdrawal charge. Of the $45,000 withdrawn to date, $11,900 has been from the free withdrawal amount and $33,100 has been from deposits.

      Note that if the $6,900 remaining balance were withdrawn, it would all be from deposits and subject to a withdrawal charge. The withdrawal charge would be 6% of $6,900, which equals $414. The total Account Year 4 withdrawal charges would then be $2,400, which is the same amount that was assessed for a full liquidation in Account Year 4 in the example on the previous page.

PART 2 -- FIXED ACCOUNT -- EXAMPLES OF THE MARKET VALUE ADJUSTMENT ("MVA")

      The MVA Factor is:

                  N/12
      1 + I
  ( --------  )             -1
    1 + J + b

      These examples assume the following:

        (1) The Guarantee Amount was allocated to a 5-year Guarantee Period with a Guaranteed Interest Rate of 6% or .06.

        (2) The date of surrender is 2 years from the Expiration Date (N = 24).

        (3) The value of the Guarantee Amount on the date of surrender is $11,910.16.

        (4) The interest earned in the current Account Year is $674.16.

        (5) No transfers or partial withdrawals affecting this Guarantee Amount have been made.

        (6) Withdrawal charges, if any, are calculated in the same manner as shown in the examples in Part 1.

EXAMPLE OF A NEGATIVE MVA:

      Assume that on the date of surrender, the current rate (J) is 8% or .08 and the b factor is zero.

                                              N/12
                                  1 + I
 The MVA factor =           (   --------  )             -1
                                1 + J + b

                                            24/12
                                1 + .06
                =           (   ------  )             -1
                                1 + .08

                =           (.981)TO THE POWER OF (2) -1

                =           .963 -1

                =     -     .037

      The value of the Guarantee Amount less interest credited to the Guarantee Amount in the current Account Year is multiplied by the MVA factor to determine the MVA:

                  ($11,910.16 - $674.16) X (-.037) = -$415.73

      -$415.73 represents the MVA that will be deducted from the value of the Guarantee Amount before the deduction of any withdrawal charge.

      For a partial withdrawal of $2,000 from this Guarantee Amount, the MVA would be ($2,000.00 - $674.16) X (-.037) = -$49.06. -$49.06 represents the MVA that will be deducted from the partial withdrawal amount before the deduction of any withdrawal charge.

EXAMPLE OF A POSITIVE MVA:

      Assume that on the date of surrender, the current rate (J) is 5% or .05 and the b factor is zero.

                                              N/12
                                  1 + I
 The MVA factor =           (   --------  )             -1
                                1 + J + b

                                            24/12
                                1 + .06
                =           (   ------  )             -1
                                1 + .05

                =           (1.010)TO THE POWER OF (2) -1

                =           1.019 -1

                =     -     .019

      The value of the Guarantee Amount less interested credit to the Guarantee Amount in the current Account Year is multiplied by the MVA factor to determine the MVA:

                    ($11,910.16 - $674.16) X .019 = $213.48

      $213.48 represents the MVA that would be added to the value of the Guarantee Amount before the deduction of any withdrawal charge.

      For a partial withdrawal of $2,000 from this Guarantee Amount, the MVA would be ($2,000.00 - $674.16) X .019 = $25.19.

      $25.19 represents the MVA that would be added to the value of the partial withdrawal amount before the deduction of any withdrawal charge.

                                   APPENDIX C
                       CALCULATION OF BASIC DEATH BENEFIT

EXAMPLE 1:

      Assume a Purchase Payment of $60,000.00 is made on the Contract Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts, that no Withdrawals are made and that the Account Value on the Death Benefit Date is $80,000.00. The calculation of the Death Benefit to be paid is as follows:

The Basic Death Benefit is the greatest of:
    Account Value                           =  $ 80,000.00
    Cash Surrender Value                    =  $ 74,400.00
    Purchase Payments                       =  $100,000.00
The Basic Death Benefit would therefore be:    $100,000.00

EXAMPLE 2:

      Assume a Purchase Payment of $60,000.00 is made on the Contract Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts and that the Account Value is $80,000.00 just prior to a $20,000.00 withdrawal. The Account Value on the Death Benefit Date is $60,000.00.

The Basic Death Benefit is the greatest of:
    Account Value                           =  $ 60,000.00
    Cash Surrender Value                    =  $ 55,200.00
    Adjusted Purchase Payments*             =  $ 75,000.00
The Basic Death Benefit would therefore be:    $ 75,000.00

*Adjusted Purchase Payments can be calculated as follows:
Payments X (Account Value after withdrawal DIVIDED BY Account Value before withdrawal)
$100,000.00 X ($60,000.00  DIVIDED BY $80,000.00)

                                   APPENDIX D
           CALCULATION OF EARNINGS ENHANCEMENT OPTIONAL DEATH BENEFIT

EXAMPLE 1:

      Assume a Purchase Payment of $60,000.00 is made on the Contract Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested into the Sub-Accounts, no withdrawals are made and the Account Value on the Death Benefit Date is $150,000.00. In addition, this Contract was issued prior to the owner's 70th birthday. The calculation of the Basic Death Benefit to be paid is as follows:

The Basic Death Benefit is the greatest of:
    Account Value                                         =  $150,000.00
    Cash Surrender Value                                  =  $ 72,800.00
    Adjusted Purchase Payments                            =  $100,000.00
The Basic Death Benefit would therefore                   =  $150,000.00

The benefit under the optional death benefit rider
can be calculated as follows:
The lesser of:
    Adjusted Purchase Payments                            =  $100,000.00
    Account Value -- adjusted Purchase Payments           =  $ 50,000.00
Amount to use to determine rider benefit                  =  $ 50,000.00
The amount to be paid on the rider benefit                =  $ 50,000.00          X 40% = $20,000.00

      The total Death Benefit would be the amount paid on the Basic Death Benefit plus the amount paid on the Earnings Enhancement Optional Death Benefit
Rider: $150,000.00 + $20,000.00 = $170,000.00

EXAMPLE 2:

      Assume a Purchase Payment of $60,000.00 is made on the Contract Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts and that the Account Value is $150,000.00 just prior to a $20,000.00 withdrawal. The Account Value on the Death Benefit Date is $130,000.00.

The Basic Death Benefit is the greatest of:
    Account Value                                         =  $130,000.00
    Cash Surrender Value                                  =  $123,600.00
    Adjusted Purchase Payments*                           =  $ 86,666.67
The Basic Death Benefit would therefore                   =  $130,000.00

*Adjusted Purchase Payments can be calculated as follows:
Payments X (Account Value after withdrawal  DIVIDED BY Account Value before withdrawal)
$100,000.00 X ($130,000.00  DIVIDED BY $150,000.00)

The benefit under the optional death benefit rider
can be calculated as follows:
The lesser of:
    Adjusted Purchase Payments                            =  $ 86,666.67
    Account Value -- adjusted Purchase Payments           =  $ 43,333.33
Amount to use to determine rider benefit:                 =  $ 43,333.33
The amount to be paid on the rider benefit                =  $ 43,333.33          X 40% = $17,333.33

      The total Death Benefit would be the amount paid on the Basic Death Benefit plus the amount paid on the Earnings Enhancement Optional Death Benefit
Rider: $130,000.00 + $17,333.33 = $147,333.33.

                                   APPENDIX E
 CALCULATION OF DEATH BENEFIT WHEN ALL THREE OPTIONAL DEATH BENEFITS RIDERS ARE
                                    SELECTED


      Assume a Purchase Payment of $100,000.00 is made on the Contract Date, no additional Purchase Payments or withdrawals are made and all of the money is invested in the Sub-Accounts. In addition, on the Death Benefit Date the Account Value is $150,000.00, the value of the Purchase Payment accumulated at 5% until the Death Benefit Date is $160,000.00, and the Maximum Account Anniversary Value is $170,000.00. The calculation of the death benefit to be paid is as follows:

The Death Benefit Amount will be the greatest
  of:
    Account Value                              =  $150,000.00
    Cash Surrender Value                       =  $142,800.00
    Total of adjusted Purchase Payments        =  $100,000.00
    5% Premium Roll-Up Rider                   =  $160,000.00
    Maximum Account Anniversary Value Rider    =  $170,000.00
The Death Benefit Amount would therefore       =  $170,000.00

~ PLUS ~

The Earnings Enhancement Rider benefit is calculated as
follows:
The lesser of:
    Adjusted Purchase Payments                 =  $100,000.00
    Account Value -- adjusted Purchase
      Payments                                 =  $ 50,000.00
Amount to use to determine this rider
benefit:                                       =  $ 50,000.00
The amount to be paid on the rider benefit     =  $ 50,000.00          X 40% = $20,000.00

      The total Death Benefit would be the amount paid on the Maximum Account Anniversary Rider plus the amount paid on the Earnings Enhancement Rider:
$170,000.00 + $20,000.00 = $190,000.00

                                        SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                                        C/O RETIREMENT PRODUCTS AND SERVICES
                                        P.O. BOX 1024
                                        BOSTON, MASSACHUSETTS 02103

                                        TELEPHONE:
                                        Toll Free (800) 752-7215

                                        GENERAL DISTRIBUTOR
                                        Clarendon Insurance Agency, Inc.
                                        One Sun Life Executive Park
                                        Wellesley Hills, Massachusetts 02481

                                        AUDITORS
                                        Deloitte & Touche LLP
                                        200 Berkeley Street
                                        Boston, Massachusetts 02116

CHOICE- 1 6/00

                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)


                                                                    JUNE 9, 2000


                                    PROFILE


                                  FUTURITY III
                               VARIABLE AND FIXED
                                    ANNUITY


      THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE FULL PROSPECTUS WHICH ACCOMPANIES THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY.


      1. THE FUTURITY III ANNUITY



      The Futurity III Annuity is a flexible payment deferred annuity contract ("Contract") designed for use in connection with retirement and deferred compensation plans, some of which may qualify for favorable federal income tax treatment. The Contract is intended to help you achieve your retirement savings or other long-term investment goals.


      The Contract has two phases: an Accumulation Phase and an Income Phase. During the Accumulation Phase, you make payments into the Contract; any investment earnings under your Contract accumulate on a tax-deferred basis and are taxed as income only when withdrawn. During the Income Phase, we make annuity payments in amounts determined in part by the amount of money you have accumulated under your Contract during the Accumulation Phase. You choose when the Income Phase begins.


      You may choose among 37 variable investment options and a range of fixed interest options. For a variable investment return you choose one or more Sub-Accounts in our Variable Account, each of which invests in shares of a corresponding mutual fund or series thereof (collectively, the "Funds") listed in Section 4. The value of any portion of your Contract allocated to the Sub-Accounts will fluctuate up or down depending on the performance of the Series you select, and you may experience losses. For a fixed interest rate, you may choose one or more Guarantee Periods offered in our Fixed Account, each of which earns its own Guaranteed Interest Rate if you keep your money in that Guarantee Period for the specified length of time.


      The Contract is designed to meet your need for investment flexibility. Over the life of your Contract, you may allocate amounts among as many as 18 of the available variable and fixed options. Until we begin making annuity payments under your Contract, you can, subject to certain limitations, transfer money between options up to 12 times each year without a transfer charge or adverse tax consequences.

      2. ANNUITY PAYMENTS (THE INCOME PHASE)

      Just as you can elect to have your Contract value accumulate on either a variable or fixed basis, or a combination of both, you can elect to receive annuity payments on either a variable or fixed basis or both. If you choose to have any part of your annuity payments come from the Sub-Accounts, the dollar amount of your annuity payments may fluctuate.

      The Contract offers a variety of annuity options. You can select from among the following methods of receiving either variable or fixed annuity payments under your Contract: (1) monthly payments continuing for your lifetime (assuming you are the annuitant); (2) monthly payments for your lifetime, but with payments continuing to your chosen beneficiary for a specified number of years after your first payment if you die before the end of the period you have selected; (3) monthly payments for your lifetime and the life of another person (usually your spouse) you have chosen; and (4) monthly payments for a specified number of years, with a cash-out option for variable payments. We may also agree to other annuity options at our discretion.

      Once the Income Phase begins, you cannot change your choice of annuity payment method.

      3. PURCHASING A CONTRACT

      You may purchase a Contract for $10,000 or more, under most circumstances. You may increase the value of your investment by adding $1,000 or more at any time during the Accumulation Phase. We may waive these limits. We will not accept a purchase payment if your account value is over $2 million, or if the purchase payment would cause your account value to exceed $2 million, unless we have approved the payment in advance.

      4. ALLOCATION OPTIONS


      You can allocate your money among Sub-Accounts investing in the following
Funds:



AIM VARIABLE INSURANCE FUNDS                   MFS/SUN LIFE SERIES TRUST
  AIM V.I. Capital Appreciation Fund           Capital Appreciation Series
  AIM V.I. Growth Fund                         Emerging Growth Series
  AIM V.I. Growth and Income Fund              Government Securities Series
  AIM V.I. International Equity Fund           High Yield Series
THE ALGER AMERICAN FUND                        Massachusetts Investors Growth Stock Series
  Growth Portfolio                             Massachusetts Investors Trust Series
  Income and Growth Portfolio                  New Discovery Series
  Small Capitalization Portfolio               Total Return Series
GOLDMAN SACHS VARIABLE INSURANCE TRUST         Utilities Series
("VIT")                                        SUN CAPITAL ADVISERS TRUST
  VIT CORE-SM- Large Cap Growth Fund           Sun Capital Blue Chip Mid Cap Fund
  VIT CORE-SM- Small Cap Equity Fund           Sun Capital Davis Financial Fund
  VIT CORE-SM- U.S. Equity Fund                Sun Capital Davis Venture Value Fund
  VIT Growth and Income Fund                   Sun Capital Investment Grade Bond Fund
  VIT International Equity Fund                Sun Capital Investors Foundation Fund
J.P. MORGAN SERIES TRUST II                    Sun Capital Money Market Fund
  J.P. Morgan International Opportunities      Sun Capital Real Estate Fund
    Portfolio                                  Sun Capital Select Equity Fund
  J.P. Morgan Small Company Portfolio          Sun Capital Value Equity Fund
  J.P. Morgan U.S. Disciplined Equity          Sun Capital Value Managed Fund
Portfolio                                      Sun Capital Value Mid Cap Fund
LORD ABBETT SERIES FUND, INC.                  Sun Capital Value Small Cap Fund
  Growth and Income Portfolio



      Market conditions will determine the value of an investment in any Fund. Each Fund is described in the relevant Fund prospectus.


      In addition to these variable options, you may also allocate your money to one or more of the Guarantee Periods we make available. For each Guarantee Period, we offer a Guaranteed Interest Rate for the specified length of time.

      5. EXPENSES

      The charges under the Contracts are as follows:


      During the first 5 years of a Contract, if your account value is less than $75,000, we impose an annual Account Fee equal to $35. After the fifth year, we may change this fee annually, but it will never exceed $50. During the Income Phase, the annual Account Fee is $35. We will not assess an Account Fee if your Contract is fully invested in the Fixed Account during the entire Account Year. We will waive the Account Fee if your Contract value was $75,000 or more on your Account Anniversary, or if your Account was allocated only to the Fixed Account during the applicable Account Year. In addition, during both the Accumulation Phase and the Income Phase, we deduct insurance charges equal to 1.15% per year of the average daily value of the Contract allocated among the Sub-Accounts. If your initial purchase payment is greater than $1,000,000, we will decrease the insurance charges to 1.00%. If you annuitize before your seventh Account Anniversary, we will assess, during the Income Phase, an additional charge equal to 0.25% of your daily account value.

      If you elect one or more optional death benefit riders, we will deduct, during the Accumulation Phase, an additional charge per year, depending upon the number of riders you elect, as follows:

   NUMBER OF       % OF AVERAGE
RIDERS YOU ELECT   DAILY VALUE
----------------   ------------
     1                0.15%
     2                0.25%
     3                0.40%

      No optional death benefit is offered if you are 80 or older at issue. No charges for optional death benefit riders are assessed during the Income Phase.

      There are no sales charges when you purchase your Contract. However, if you withdraw money from your Contract, we will, with certain exceptions, impose a withdrawal charge. Your Contract allows a "free withdrawal amount," which you may withdraw before you incur the withdrawal charge. The rest of your withdrawal is subject to a withdrawal charge equal to a percentage of each purchase payment you withdraw. Each payment begins a new 7-year period and moves down a declining surrender charge scale at each Account Anniversary. Payments received during the current Account Year will be charged 7%, if withdrawn. On your next scheduled Account Anniversary, that payment, along with any other payments made during that Account Year, will be considered to be in their second Account Year and will have a 7% withdrawal charge. On the next Account Anniversary, these payments will move into their third Account Year and will have a withdrawal charge of 6%, if withdrawn. This withdrawal charge decreases according to the number of Account Years the purchase payment has been held in your Account. The declining scale is as follows:

NUMBER OF ACCOUNT YEARS
  PAYMENT HAS BEEN IN
     YOUR CONTRACT       WITHDRAWAL CHARGE
-----------------------  -----------------
          0-1                    7%
          1-2                    7%
          2-3                    6%
          3-4                    6%
          4-5                    5%
          5-6                    4%
          6-7                    3%
       7 or more                 0%

      If you withdraw, transfer, or annuitize money allocated to a Guarantee Period more than 30 days before the expiration date of the Guarantee Period, the amount will be subject to a Market Value Adjustment. This adjustment reflects the relationship between our current Guaranteed Interest Rates and the Guaranteed Interest Rate applicable to the amount being withdrawn. Generally, if your Guaranteed Interest Rate is lower than the relevant current rate, then the adjustment will decrease your Contract value. Conversely, if your Guaranteed Interest Rate is higher than the relevant current rate, the adjustment will increase your Contract value. The Market Value Adjustment will not apply to the withdrawal of interest credited during the current Account Year, or to transfers as part of our dollar-cost averaging program.


      In addition to the charges we impose under the Contracts, there are charges (which include management fees and operating expenses) imposed by each Fund, which range from 0.59% to 1.35% of the average net assets of the Fund, depending upon which Funds you have selected. The investment adviser has agreed to waive or reimburse a portion of expenses for some of the Funds; without this agreement, Fund expenses could be higher. Some of these agreements may be terminated at any time.


      The following chart is designed to help you understand the expenses you will incur under your Contract, if you invest in one or more of the Sub-Accounts. The column "Total Annual Expenses" shows the sum of the "Total Annual Insurance Charges," as defined just above the chart, and the total expenses (net of any applicable expense reimbursement and/or fee waiver) for each Fund. The next two columns show two examples of the expenses, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you withdraw your money (1) at the end of one year or (2) at the end of 10 years. For the first year, the Total Annual Expenses are deducted, as well as withdrawal charges. For year 10, the example shows the aggregate of all of the annual expenses deducted for the 10 years, but there is no withdrawal charge.

      During the Accumulation Phase, "Total Annual Insurance Charges" of 1.25% as shown in the table below include insurance charges of 1.15% of your daily net assets (1.00% for mortality and expense risks and 0.15% for administrative expenses) plus an additional 0.10%, which is used to represent the current $35 annual Account Fee based on an assumed Contract value of $35,000. The actual impact of the Account Fee may be greater or less than 0.10%, depending upon the value of your Contract. After the fifth Account Anniversary, we may raise the annual Account Fee, but in no event will it ever exceed $50. The 10-year total expense examples, below, reflect a $50 annual Account Fee.


                                                                                                      EXAMPLES:
                                                      TOTAL ANNUAL   TOTAL ANNUAL     TOTAL         TOTAL EXPENSES
                                                       INSURANCE         FUND         ANNUAL            AT END
SUB-ACCOUNT                                             CHARGES        EXPENSES      EXPENSES     1 YEAR    10 YEARS
-----------                                           ------------   ------------   ----------   --------   ---------
AIM V.I. Capital Appreciation Fund                       1.25%          0.73%         1.98%        $82        $233
AIM V.I. Growth Fund                                     1.25%          0.73%         1.98%        $82        $233
AIM V.I. Growth and Income Fund                          1.25%          0.77%         2.01%        $82        $237
AIM V.I. International Equity Fund                       1.25%          0.97%         2.22%        $84        $258
Alger American Growth Portfolio                          1.25%          0.79%         2.04%        $82        $239
Alger American Income and Growth Portfolio               1.25%          0.70%         1.95%        $81        $230
Alger American Small Capitalization Portfolio            1.25%          0.90%         2.15%        $83        $251
Goldman Sachs VIT CORE-SM- Large Cap Growth Fund         1.25%          0.90%         2.15%        $83        $251
Goldman Sachs VIT CORE-SM- Small Cap Equity Fund         1.25%          1.00%         2.25%        $84        $261
Goldman Sachs VIT CORE-SM- U.S. Equity Fund              1.25%          0.90%         2.15%        $83        $251
Goldman Sachs VIT Growth and Income Fund                 1.25%          1.00%         2.25%        $84        $261
Goldman Sachs VIT International Equity Fund              1.25%          1.35%         2.60%        $87        $296
J.P. Morgan International Opportunities Portfolio        1.25%          1.20%         2.45%        $86        $281
J.P. Morgan Small Company Portfolio                      1.25%          1.15%         2.40%        $86        $276
J.P. Morgan U.S. Disciplined Equity Portfolio            1.25%          0.85%         2.10%        $83        $246
Lord Abbett Growth & Income Portfolio                    1.25%          0.87%         2.12%        $83        $248
MFS/Sun Life Capital Appreciation Series                 1.25%          0.76%         2.01%        $82        $236
MFS/Sun Life Emerging Growth Series                      1.25%          0.75%         2.00%        $82        $235
MFS/Sun Life Government Securities Series                1.25%          0.61%         1.86%        $81        $221
MFS/Sun Life High Yield Series                           1.25%          0.83%         2.08%        $83        $244
MFS/Sun Life Massachusetts Investors Growth Stock
 Series                                                  1.25%          0.83%         2.08%        $83        $244
MFS/Sun Life Massachusetts Investors Trust Series        1.25%          0.59%         1.84%        $80        $218
MFS/Sun Life New Discovery Series                        1.25%          1.06%         2.31%        $85        $267
MFS/Sun Life Total Return Series                         1.25%          0.69%         1.94%        $81        $229
MFS/Sun Life Utilities Series                            1.25%          0.82%         2.07%        $83        $243
Sun Capital Blue Chip Mid Cap Fund                       1.25%          1.00%         2.25%        $84        $261
Sun Capital Davis Financial Fund                         1.25%          0.90%         2.15%        $83        $251
Sun Capital Davis Venture Value Fund                     1.25%          0.90%         2.15%        $83        $251
Sun Capital Investment Grade Bond Fund                   1.25%          0.75%         2.00%        $82        $235
Sun Capital Investors Foundation Fund                    1.25%          0.90%         2.15%        $83        $251
Sun Capital Money Market Fund                            1.25%          0.65%         1.90%        $81        $225
Sun Capital Real Estate Fund                             1.25%          1.25%         2.50%        $87        $286
Sun Capital Select Equity Fund                           1.25%          0.90%         2.15%        $83        $251
Sun Capital Value Equity Fund                            1.25%          0.90%         2.15%        $83        $251
Sun Capital Value Managed Fund                           1.25%          0.90%         2.15%        $83        $251
Sun Capital Value Mid Cap Fund                           1.25%          1.00%         2.25%        $84        $261
Sun Capital Value Small Cap Fund                         1.25%          1.00%         2.25%        $84        $261


      If your initial purchase payment is $1,000,000 or more, we will reduce your insurance charges, during the Accumulation Phase, by 0.15%.

      If you annuitize before your 7th Account Anniversary, we will increase your insurance charges by 0.25% during the Income Phase.

      For more detailed information about Contract fees and expenses, please refer to the fee table and discussion of Contract charges contained in the full Prospectus which accompanies this Profile.

      6. TAXES


      Under current federal tax laws, your earnings are not taxed until you take them out of your Contract. If you take money out, earnings come out first and are taxed as income. If your Contract is funded with pre-tax or tax-deductible dollars (such as with a pension or IRA contribution) -- we call this a Qualified Contract -- your entire withdrawal will be taxable. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the earnings. Annuity payments during the Income Phase are considered in part a return of your original investment. That portion of each payment is not taxable, except under a Qualified Contract, in which case the entire payment will be taxable. In all cases, you should consult with your tax adviser for specific tax information.


      Different laws apply if your Contract is issued in Puerto Rico. Under the tax laws of Puerto Rico, when an annuity payment is made under your Contract, your annuitant or any other payee is required to include as gross income the portion of each annuity payment equal to 3% of the aggregate purchase payments you made under the Contract. The amount if any, in excess of the included amount is excluded from gross income. After an amount equal to the aggregate amount excluded from gross income has been received, all of the annuity payments are considered to be taxable income.

      You should consult with your tax adviser for specific tax information.

      7. ACCESS TO YOUR MONEY


      You can withdraw money from your Contract at any time during the Accumulation Phase. You may withdraw a portion of the value of your Contract in each year without the imposition of the withdrawal charge. In the first Account Year, the portion of your Account that is not subject to a withdrawal charge is equal to 15% of all purchase payments made during that Account Year. After your first Account Anniversary, the portion of your Account that is not subject to a withdrawal charge is 100% of all purchase payments made prior to the last 7 Account Years not previously withdrawn PLUS the greater of (1) 15% of all purchase payments you have made in the last 7 years or (2) all earnings minus any previous withdrawals. All other purchase payments you withdraw will be subject to a withdrawal charge ranging from 7% to 3%. You may also be required to pay income tax and possible tax penalties on any money you withdraw.


      We do not assess a withdrawal charge upon annuitization or transfers. In certain circumstances, we will waive the withdrawal charges for a full or partial withdrawal when you are confined to an eligible nursing home. In addition, there may be other circumstances under which we may waive the withdrawal charge.

      In addition to the withdrawal charge, amounts you withdraw, transfer or annuitize from the Fixed Account before your Guarantee Period has ended may be subject to a Market Value Adjustment.

      8. PERFORMANCE

      If you invest in one or more Sub-Accounts, the value of your Contract will increase or decrease depending upon the investment performance of the Funds you choose. The Sub-Accounts have not been in operation for a full calendar year; therefore no performance information is provided in this Profile.

      9. DEATH BENEFIT

      If you die before the Contract reaches the Income Phase, the beneficiary will receive a death benefit. To calculate the death benefit, we use a "Death Benefit Date," which is the earliest date we have both due proof of death and a written request specifying the manner of payment.

      BASIC DEATH BENEFIT

      If you were 85 or younger when we issued your Contract, the death benefit is the greatest of:

      (1) the value of the Contract on the Death Benefit Date;

      (2) the amount we would pay in the event of a full surrender of the Contract on the Death Benefit Date; and

      (3) your total purchase payments (adjusted for partial withdrawals) calculated as of the Death Benefit Date.

      If you were 86 or older when we issued your Contract, the death benefit is equal to the amount set forth in (2) above. Because this amount will reflect any applicable withdrawal charges and Market Value Adjustment, it may be less than your account value.

      OPTIONAL DEATH BENEFIT RIDERS

      Subject to availability in your state, if you are 79 or younger when we issue your Contract, you may enhance this basic death benefit by electing one or more of the following optional death benefit riders: the Maximum Anniversary Account Value Rider, the 5% Premium Roll-Up Rider, and the Earnings Enhancement Rider.

    MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER

    If you elect the Maximum Anniversary Account Value Rider, the death benefit is the greater of:


    - any death benefit amounts payable under "Basic Death Benefit" (above), or


    - your highest Contract value on any Account Anniversary before your 81st birthday, adjusted for any subsequent purchase payments, partial withdrawals, and charges made between that Account Anniversary and the Death Benefit Date.

    5% PREMIUM ROLL-UP RIDER


    If you elect the 5% Premium Roll-Up Rider, the death benefit is the greatest of:



    - any death benefit amounts payable under "Basic Death Benefit" (above), or


    - the sum of your total purchase payment plus interest accruals, adjusted for partial withdrawals.

      Under this rider, interest accrues at 5% per year on purchase payments and transfers to the Variable Account while they remain in the Variable Account. The 5% accruals will continue until the earlier of:

    - first day of the month following your 80th birthday or

    - the day the death benefit amount under this rider equals twice the total of the purchase payments and transferred amounts adjusted for withdrawals.


      Net Purchase Payments under this rider will be adjusted for all partial withdrawals as described in the Prospectus under the heading "Calculating the Death Benefit."


    EARNINGS ENHANCEMENT RIDER

    If you elect the Earnings Enhancement Rider and you are 69 or younger when we issue your Contract, the death benefit is:


    - the greatest of any death benefit amounts payable under "Basic Death Benefit" (above), plus


    - 40% of the lesser of your net purchase payments or your Account Value minus net purchase payments, calculated as of the Death Benefit Date.

      If you elect the Earnings Enhancement Rider, and you are between the ages of 70 and 79 when we issue your Contract, the death benefit is:


    - the greatest of any death benefit amounts payable under "Basic Death Benefit" (above), plus


    - 25% of the lesser of your net purchase payment or your Account Value minus net purchase payments, calculated as of the Death Benefit Date.

    SELECTING MULTIPLE DEATH BENEFIT RIDERS

    If you elect more than one death benefit rider, the death benefit will be calculated as follows:

    1)  MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER COMBINED WITH 5% PREMIUM ROLL-UP
       RIDER: The death benefit will equal the greater of the death benefit under the Maximum Anniversary Account Value Rider or the death benefit under the 5% Premium Roll-Up Rider.


    2) MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER COMBINED WITH EARNINGS ENHANCEMENT RIDER: The death benefit will equal the death benefit under the Maximum Anniversary Account Value Rider, PLUS the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement Rider is calculated using the account value before the application of the Maximum Anniversary Account Rider.


    3) EARNINGS ENHANCEMENT RIDER COMBINED WITH 5% PREMIUM ROLL-UP RIDER: The death benefit will equal the death benefit under the 5% Premium Roll-Up Rider, PLUS the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement Rider is calculated using the account value before the application of the 5% Premium Roll-Up Rider.

    4) MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER COMBINED WITH BOTH THE 5% PREMIUM ROLL-UP RIDER AND THE EARNINGS ENHANCEMENT RIDER: The death benefit will equal the greater of the death benefit under the Maximum Anniversary Account Value Rider or the death benefit under the 5% Premium Roll-Up Rider, PLUS the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement Rider is calculated using the account value before the application of the 5% Premium Roll-Up Rider and that of the Maximum Anniversary Account Value Rider.

      If your spouse is the sole beneficiary, your spouse may elect to continue the Contract. The death benefit amount described above will be your new account value as of the Death Benefit Date. For purposes of calculating future death benefits, your spouse's age and the original issue date of the Contract will be used to determine applicable expense and death benefit amounts.

      10. OTHER INFORMATION

      FREE LOOK. Depending upon applicable state or federal law, if you cancel your Contract within 10 days after receiving it, we will send you the value of your Contract as of the day we received your cancellation request (this may be more or less than the original purchase payment) and we will not deduct a withdrawal charge. However, based upon applicable state or federal law, we will refund the full amount of any purchase payment(s) we receive and the "free look" period may be greater than 10 days.

      NO PROBATE. In most cases, when you die, the beneficiary will receive the death benefit without going through probate. However, avoiding probate does not mean that the beneficiary will not have a tax liability as a result of receiving the death benefit.

      WHO SHOULD PURCHASE A CONTRACT? The Contract is designed for those seeking long-term tax-deferred accumulation of assets and annuity features, generally for retirement or other long-term investment purposes. The tax-deferred feature is most attractive to purchasers in high federal and state income tax brackets. You should note that qualified retirement investments automatically provide tax deferral regardless of whether or not the underlying contract is an annuity. You should not buy a Contract if you are looking for a short-term investment or if you do not wish to risk a decrease in the value of your investment.

      CONFIRMATIONS AND QUARTERLY STATEMENTS. You will receive a confirmation or an acknowledgment of transactions within your Contract, except for those transactions which are part of an automated program, such as Dollar-Cost Averaging, Asset Allocation, Systematic Withdrawal and/or Portfolio Rebalancing. On a quarterly basis, you will receive a complete statement of your transactions over the past quarter and a summary of your Account values at the end of that period.

      ADDITIONAL FEATURES. The Contract offers the following additional convenient features, which you may choose at no extra charge. These features may be started or discontinued at any time by either you or the Company; however, we may require up to a 30-day notice.

      Dollar-Cost Averaging -- This program lets you invest gradually in up to 12 Sub-Accounts.

      Asset Allocation -- This program rebalances your Account balance based on the terms of the program. Different asset allocation models may be available over the lifetime of the Contract; however, only one program can be in effect at any one time.

      Systematic Withdrawal Program -- This program allows you to receive monthly, quarterly, semi-annual or annual payments during the Accumulation Phase.

      Portfolio Rebalancing Program -- Under this program, we automatically reallocate your investments in the Sub-Accounts to maintain the proportions you select. You can elect rebalancing on a quarterly, semi-annual or annual basis.


      Principal Returns Program -- This program guarantees the return of your purchase payment by investing a portion of your investment into a Guarantee Period, and also allows you to allocate a portion of your investment to one or more Sub-Accounts.


      11. INQUIRIES

      If you would like more information about buying a Contract, please contact your broker or registered representative. If you have any other questions, please contact us at:


     SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
     C/O RETIREMENT PRODUCTS AND SERVICES
     P.O. BOX 9133
     BOSTON, MASSACHUSETTS 02117
     TELEPHONE: TOLL FREE (888) 786-2435

                                                                      PROSPECTUS
                                                                    JUNE 9, 2000



                                  FUTURITY III


      Sun Life Assurance Company of Canada (U.S.) and Sun Life of Canada (U.S.) Variable Account F offer the flexible payment deferred annuity contracts and certificates described in this Prospectus to groups and individuals.


      You may choose among 37 variable investment options and a range of fixed options. The variable options are Sub-Accounts in the Variable Account, each of which invests in one of the following mutual funds or series thereof (the "Funds"):



AIM VARIABLE INSURANCE FUNDS                   MFS/SUN LIFE SERIES TRUST
  AIM V.I. Capital Appreciation Fund           Capital Appreciation Series
  AIM V.I. Growth Fund                         Emerging Growth Series
  AIM V.I. Growth and Income Fund              Government Securities Series
  AIM V.I. International Equity Fund           High Yield Series
THE ALGER AMERICAN FUND                        Massachusetts Investors Growth Stock Series
  Growth Portfolio                             Massachusetts Investors Trust Series
  Income and Growth Portfolio                  New Discovery Series
  Small Capitalization Portfolio               Total Return Series
GOLDMAN SACHS VARIABLE INSURANCE TRUST         Utilities Series
("VIT")                                        SUN CAPITAL ADVISERS TRUST
  VIT CORE-SM- Large Cap Growth Fund           Sun Capital Blue Chip Mid Cap Fund
  VIT CORE-SM- Small Cap Equity Fund           Sun Capital Davis Financial Fund
  VIT CORE-SM- U.S. Equity Fund                Sun Capital Davis Venture Value Fund
  VIT Growth and Income Fund                   Sun Capital Investment Grade Bond Fund
  VIT International Equity Fund                Sun Capital Investors Foundation Fund
J.P. MORGAN SERIES TRUST II                    Sun Capital Money Market Fund
  J.P. Morgan International Opportunities      Sun Capital Real Estate Fund
    Portfolio                                  Sun Capital Select Equity Fund
  J.P. Morgan Small Company Portfolio          Sun Capital Value Equity Fund
  J.P. Morgan U.S. Disciplined Equity          Sun Capital Value Managed Fund
Portfolio                                      Sun Capital Value Mid Cap Fund
LORD ABBETT SERIES FUND, INC.                  Sun Capital Value Small Cap Fund
  Growth and Income Portfolio


      The fixed account options are available for specified time periods, called Guarantee Periods, and pay interest at a guaranteed rate for each period.


      PLEASE READ THIS PROSPECTUS AND THE FUND PROSPECTUSES CAREFULLY BEFORE INVESTING AND KEEP THEM FOR FUTURE REFERENCE. THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CONTRACTS AND THE FUNDS.



      We have filed a Statement of Additional Information dated June 9, 2000 (the "SAI") with the Securities and Exchange Commission (the "SEC"), which is incorporated by reference in this Prospectus. The table of contents for the SAI is on page 107 of this Prospectus. You may obtain a copy without charge by writing to us at the address shown below (which we sometimes refer to as our "Annuity Mailing Address") or by telephoning (888) 786-2435. In addition, the SEC maintains a website (http:// www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file with the SEC.


THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ANY REFERENCE IN THIS PROSPECTUS TO RECEIPT BY US MEANS RECEIPT AT THE FOLLOWING
ADDRESS:


     SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
     C/O RETIREMENT PRODUCTS AND SERVICES
     P.O. BOX 9133
     BOSTON, MASSACHUSETTS 02117

                               TABLE OF CONTENTS


                                                                PAGE
Special Terms                                                        4
Expense Summary                                                      4
Summary of Contract Expenses                                         4
Underlying Fund Annual Expenses                                      5
Examples                                                             7
The Annuity Contract                                                 9
Communicating To Us About Your Contract                              9
Sun Life Assurance Company of Canada (U.S.)                         10
The Variable Account                                                10
Variable Account Options: The Funds                                 10
The Fixed Account                                                   14
The Fixed Account Options: The Guarantee Periods                    14
The Accumulation Phase                                              14
    Issuing Your Contract                                           14
    Amount and Frequency of Purchase Payments                       15
    Allocation of Net Purchase Payments                             15
    Your Account                                                    15
    Your Account Value                                              15
    Variable Account Value                                          16
    Fixed Account Value                                             16
    Transfer Privilege                                              17
    Waivers; Reduced Charges; Credits; Special Guaranteed
     Interest Rates                                                 18
    Optional Programs                                               19
Withdrawals, Withdrawal Charge and Market Value Adjustment          20
    Cash Withdrawals                                                20
    Withdrawal Charge                                               21
    Types of Withdrawals Not Subject to Withdrawal Charge           23
    Market Value Adjustment                                         23
Contract Charges                                                    24
    Account Fee                                                     24
    Administrative Expense Charge                                   25
    Mortality and Expense Risk Charge                               25
    Charges for Optional Death Benefit Riders                       25
    Premium Taxes                                                   25
    Fund Expenses                                                   26
    Modification in the Case of Group Contracts                     26
Death Benefit                                                       26
    Amount of Death Benefit                                         26
    The Basic Death Benefit                                         26
    Optional Death Benefit Riders                                   26
    Spousal Continuance                                             28
    Calculating the Death Benefit                                   28
    Method of Paying Death Benefit                                  28
    Non-Qualified Contracts                                         29
    Selection and Change of Beneficiary                             29
    Payment of Death Benefit                                        29
    Due Proof of Death                                              29
The Income Phase -- Annuity Provisions                              29
    Selection of the Annuitant or Co-Annuitant                      30
    Selection of the Annuity Commencement Date                      30
    Annuity Options                                                 30
    Selection of Annuity Option                                     31
    Amount of Annuity Payments                                      31
    Exchange of Variable Annuity Units                              32
    Account Fee                                                     33
    Annuity Payment Rates                                           33
    Annuity Options as Method of Payment for Death Benefit          33

Other Contract Provisions                                           33
    Exercise of Contract Rights                                     33
    Change of Ownership                                             33
    Voting of Fund Shares                                           34
    Periodic Reports                                                35
    Substitution of Securities                                      35
    Change in Operation of Variable Account                         35
    Splitting Units                                                 35
    Modification                                                    35
    Discontinuance of New Participants                              36
    Reservation of Rights                                           36
    Right to Return                                                 36
Tax Considerations                                                  37
    U.S. Federal Tax Considerations                                 37
        DEDUCTIBILITY OF PURCHASE PAYMENTS                          37
        PRE-DISTRIBUTION TAXATION OF CONTRACTS                      37
        DISTRIBUTIONS AND WITHDRAWALS FROM NON-QUALIFIED
        CONTRACTS                                                   37
        DISTRIBUTION AND WITHDRAWALS FROM QUALIFIED
        CONTRACTS                                                   38
        WITHHOLDING                                                 38
        INVESTMENT DIVERSIFICATION AND CONTROL                      38
        TAX TREATMENT OF THE COMPANY AND THE VARIABLE
        ACCOUNT                                                     38
        QUALIFIED RETIREMENT PLANS                                  39
        PENSION AND PROFIT-SHARING PLANS                            39
        TAX-SHELTERED ANNUITIES                                     39
        INDIVIDUAL RETIREMENT ACCOUNTS                              39
        ROTH IRAS                                                   40
    Puerto Rico Tax Considerations                                  40
Administration of the Contract                                      40
Distribution of the Contract                                        40
Performance Information                                             41
Available Information                                               42
Incorporation of Certain Documents by Reference                     42
Additional Information About the Company                            43
    General                                                         43
    Selected Financial Data                                         43
    Management's Discussion and Analysis of Financial
     Condition and Results of Operations                            44
    Quantitative and Qualitative Disclosures About Market
     Risk                                                           52
    Reinsurance                                                     60
    Reserves                                                        61
    Investments                                                     61
    Competition                                                     61
    Employees                                                       61
    Properties                                                      61
    State Regulation                                                61
Legal Proceedings                                                   62
Accountants                                                         62
Financial Statements                                                62
Table of Contents of Statement of Additional Information           103
Appendix A -- Glossary                                             105
Appendix B -- Withdrawals, Withdrawal Charges and the Market
 Value Adjustment                                                  108
Appendix C -- Calculation of Basic Death Benefit                   111
Appendix D -- Calculation of Earnings Enhancement Optional
 Death Benefit Rider                                               112
Appendix E -- Calculation of Death Benefit When All Three
 Optional Death Benefit Riders are Selected                        113

                                 SPECIAL TERMS

      Your Contract is a legal document that uses a number of specially defined terms. We explain most of the terms that we use in this Prospectus in the context where they arise, and some are self-explanatory. In addition, for convenient reference, we have compiled a list of these terms in the Glossary included at the back of this Prospectus as Appendix A. If, while you are reading this Prospectus, you come across a term that you do not understand, please refer to the Glossary for an explanation.

                                EXPENSE SUMMARY

      The purpose of the following table is to help you understand the costs and expenses that you will bear directly and indirectly under a Contract WHEN YOU ALLOCATE MONEY TO THE VARIABLE ACCOUNT. The table reflects expenses of the Variable Account as well as of each Fund. The table should be considered together with the narrative provided under the heading "Contract Charges" in this Prospectus, and with the Funds' prospectus(es). In addition to the expenses listed below, we may deduct premium taxes, where required by state law.

                          SUMMARY OF CONTRACT EXPENSES

TRANSACTION EXPENSES
Sales Load Imposed on Purchase Payments.....................   $  0
Deferred Sales Load (as a percentage of Purchase Payments
  withdrawn) (1)
  Number of complete Account Years Purchase Payment in
    Account
    0-1.....................................................      7%
    1-2.....................................................      7%
    2-3.....................................................      6%
    3-4.....................................................      6%
    4-5.....................................................      5%
    5-6.....................................................      4%
    6-7.....................................................      3%
    7 or more...............................................      0%
Transfer Fee (2)............................................   $ 15
ANNUAL ACCOUNT FEE per Contract or Certificate (3)             $ 50
VARIABLE ACCOUNT ANNUAL EXPENSES (as a percentage of average
  Variable Account assets)

FOR CONTRACTS WITH AN INITIAL                      FOR CONTRACTS WITH AN INITIAL
PURCHASE PAYMENT                                   PURCHASE PAYMENT
LESS THAN $1,000,000                               OF $1,000,000 OR MORE
Mortality and Expense Risks                        Mortality and Expense Risks
Charge (4)............................  1.00%      Charge (4)............................  0.85%
Administrative Expenses Charge........  0.15%      Administrative Expenses Charge........  0.15%
                                        =====                                              =====
Total Variable Annuity Annual                      Total Variable Annuity Annual
Expenses (5)..........................  1.15%      Expenses (5)..........................  1.00%

------------------------

(1) A portion of your Account may be withdrawn each year without imposition of any withdrawal charge and, after a Purchase Payment has been in your Account for 7 Account Years, it may be withdrawn free of the withdrawal charge.


(2) Currently, we impose no fee upon transfers; however, we reserve the right to impose up to $15 per transfer. In addition, a Market Value Adjustment may be imposed on amounts transferred from or within the Fixed Account.



(3) The annual Account Fee is currently $35. After the fifth Account Year, the fee may be changed annually, but it will never exceed $50.


(4) We will assess an additional 0.25% during the Income Phase on Contracts that annuitize before their seventh Contract Anniversary.

(5) An additional charge will apply during the Accumulation Phase if you elect one or more of the optional death benefit riders. For more information, see "Charges for Optional Death Benefit Riders."

                      UNDERLYING FUND ANNUAL EXPENSES (1)
                      (AS A PERCENTAGE OF FUND NET ASSETS)


                                                                                           TOTAL FUND
                                                   MANAGEMENT             OTHER              ANNUAL
                                                   FEES (AFTER       EXPENSES (AFTER     EXPENSES (AFTER
                                                REIMBURSEMENT)(2)   REIMBURSEMENT)(2)   REIMBURSEMENT)(2)
                                                -----------------   -----------------   -----------------
AIM V.I. Capital Appreciation Fund............          0.62%               0.11%               0.73%
AIM V.I. Growth Fund..........................          0.63%               0.10%               0.73%
AIM V.I. Growth and Income Fund...............          0.61%               0.16%               0.77%
AIM V.I. International Equity Fund............          0.75%               0.22%               0.97%
Alger American Growth Portfolio...............          0.75%               0.04%               0.79%
Alger American Income and Growth Portfolio....          0.62%               0.08%               0.70%
Alger American Small Capitalization
 Portfolio....................................          0.85%               0.05%               0.90%
Goldman Sachs VIT CORE-SM- Large Cap Growth
 Fund (3).....................................          0.70%               0.20%               0.90%
Goldman Sachs VIT CORE-SM- Small Cap Equity
 Fund (3).....................................          0.75%               0.25%               1.00%
Goldman Sachs VIT CORE-SM- U.S. Equity Fund
 (3)..........................................          0.70%               0.20%               0.90%
Goldman Sachs VIT Growth and Income Fund (3)..          0.75%               0.25%               1.00%
Goldman Sachs VIT International Equity Fund
 (3)..........................................          1.00%               0.35%               1.35%
J.P. Morgan International Opportunities
 Portfolio (4)................................          0.60%               0.60%               1.20%
J.P. Morgan Small Company Portfolio (4).......          0.60%               0.55%               1.15%
J.P. Morgan U.S. Disciplined Equity Portfolio
 (4)..........................................          0.35%               0.50%               0.85%
Lord Abbett Growth and Income Portfolio.......          0.50%               0.01%               0.51%
MFS/Sun Life Capital Appreciation Series
 (5)..........................................          0.71%               0.05%               0.76%
MFS/Sun Life Emerging Growth Series...........          0.70%               0.05%               0.75%
MFS/Sun Life Government Securities Series.....          0.55%               0.06%               0.61%
MFS/Sun Life High Yield Series (5)............          0.75%               0.08%               0.83%
MFS/Sun Life Massachusetts Investors Growth
 Stock Series.................................          0.75%               0.08%               0.83%
MFS/Sun Life Massachusetts Investors Trust
 Series.......................................          0.55%               0.04%               0.59%
MFS/Sun Life New Discovery Series (5).........          0.90%               0.16%               1.06%
MFS/Sun Life Total Return Series..............          0.65%               0.04%               0.69%
MFS/Sun Life Utilities Series (5).............          0.75%               0.06%               0.81%
Sun Capital Blue Chip Mid Cap Fund (6)(7).....          0.80%               0.20%               1.00%
Sun Capital Davis Financial Fund (8)..........          0.75%               0.15%               0.90%
Sun Capital Davis Venture Value Fund (8)......          0.75%               0.15%               0.90%
Sun Capital Investment Grade Bond Fund (6)....          0.60%               0.15%               0.75%
Sun Capital Investors Foundation Fund
 (6)(8).......................................          0.75%               0.15%               0.90%
Sun Capital Money Market Fund (6).............          0.50%               0.15%               0.65%
Sun Capital Real Estate Fund (6)..............          0.95%               0.30%               1.25%
Sun Capital Select Equity Fund (6)(7).........          0.75%               0.15%               0.90%
Sun Capital Value Equity Fund (9).............          0.80%               0.10%               0.90%
Sun Capital Value Managed Fund (9)............          0.80%               0.10%               0.90%
Sun Capital Value Mid Cap Fund (9)............          0.80%               0.20%               1.00%
Sun Capital Value Small Cap Fund (9)..........          0.80%               0.20%               1.00%


------------------------


(1) The information relating to Fund expenses was provided by the Funds and we have not independently verified it. You should consult the Fund prospectuses for more information about Fund expenses.



(2) For all Funds, "Management Fees," "Other Expenses" and "Total Fund Annual Expenses" are based on actual expenses for the fiscal year ended December 31, 1999, net of any applicable expense reimbursement or waiver.



(3) The investment advisers for the Goldman Sachs VIT Funds have voluntarily agreed to waive or reimburse a portion of the management fees and/or operating expenses, resulting in a reduction of the total expenses. In particular, the investment advisers to the Goldman Sachs VIT CORE-SM- Large Capital Growth Fund, the Goldman Sachs VIT CORE-SM-Small Cap Equity Fund, the Goldman Sachs VIT CORE-SM- U.S. Equity Fund, the Goldman Sachs VIT Growth and Income Fund and the Goldman Sachs VIT International Equity Fund have voluntarily agreed to reduce or limit certain "Other Expenses" of such Funds (excluding management fees, taxes, interest and brokerage fees, litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed 0.20%, 0.25%, 0.20%, 0.25%, and 0.35% per annum of such Funds' average daily net assets, respectively. The expenses of the Goldman Sachs VIT Funds are estimated for the fiscal year ended December 31, 2000. Absent any such waiver or reimbursement, estimated "Management Fees," estimated "Other Expenses," and estimated "Total Fund Annual Expenses" for the year ended December 31, 2000 will be: 0.70%, 0.42%, and 1.12% for the Goldman Sachs VIT CORE-SM- Large Cap Growth Fund; 0.75%, 0.75%, and 1.50% for the Goldman Sachs VIT CORE-SM- Small Cap Equity Fund; 0.70%, 0.20%, and 0.90% for the Goldman Sachs VIT CORE-SM- U.S. Equity Fund; 0.75%, 0.47%, and 1.22% for the Goldman Sachs VIT Growth and Income Fund; and 1.00%, 0.77%, and 1.77% for the Goldman Sachs VIT International Equity Fund. Fee waivers and expense reimbursements for the Goldman Sachs VIT Funds may be discontinued at any time.



(4) An affiliate of the adviser has agreed to reimburse the Fund to the extent certain expenses exceed the following percentages of the Fund's average daily net assets through fiscal year 1999: 0.85% for the J.P. Morgan U.S. Disciplined Equity Portfolio; 1.20% for the J.P. Morgan International Opportunities Portfolio; and 1.15% for the J.P. Morgan Small Company Portfolio. Absent this reimbursement, "Total Fund Annual Expenses" would have been 0.87% for the J.P. Morgan U.S. Disciplined Equity Portfolio, 1.98% for the J.P. Morgan International Opportunities Portfolio, and 2.57% for the J.P. Morgan Small Company Portfolio.



(5) The Fund has an expense offset arrangement which reduces the Fund's custodian fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent, and may enter into such other arrangements and directed brokerage arrangement (which would also have the effect of reducing the Fund's expenses). Any such fee reductions are not reflected in the table. Had these fees been taken into account, "Total Fund Annual Expenses" would have been: 0.75% for the MFS/Sun Life Capital Appreciation Series; 0.82% for the MFS/Sun Life High Yield Series; 1.05% for the MFS/Sun Life New Discovery Series; and 0.80% for the MFS/Sun Life Utilities Series.



(6) The investment adviser for the Sun Capital Funds has voluntarily agreed to waive or reimburse a portion of the management fees and/or operating expenses, resulting in a reduction of the total expenses. For the year ended December 31, 1999, the investment adviser waived all investment advisory fees. Absent any such waiver or reimbursement, "Management Fees," "Other Expenses," and "Total Fund Annual Expenses" for the year ended December 31, 1999 were: 0.80%, 3.31%, and 4.11% for the Sun Capital Blue Chip Mid Cap Fund; 2.70%, 1.38%, and 1.98% for the Sun Capital Investment Grade Bond Fund; 0.75%, 4.37%, and 5.12% for the Sun Capital Investors Foundation Fund; 0.50%, 2.20%, and 2.70% for the Sun Capital Money Market Fund; 0.95%, 2.44%, and 3.39% for the Sun Capital Real Estate Fund; and 0.75%, 3.50%, and 4.25% for the Sun Capital Select Equity Fund. Fee waivers and expense reimbursements for the Sun Capital Funds may be discontinued at any time after May 1, 2001. To the extent that the expense ratio of any Fund in the Sun Capital Advisers Trust falls below the Fund's expense limit, the Fund's adviser reserves the right to be reimbursed for management fees waived and Fund expenses paid by it during the prior two years.



(7) The management fee for each of the Sun Capital Blue Chip Mid Cap Fund, the Sun Capital Investors Foundation Fund, and the Sun Capital Select Equity Fund decreases to 0.75%, 0.70%, and 0.70%, respectively, as the daily net assets of each Fund exceed $300 million.



(8) The management fee for each of the Sun Capital Davis Financial Fund and the Sun Capital Davis Venture Value Fund decreases to 0.70% as the daily net assets of each Fund exceed $500 million.



(9) The management fee for each of the Sun Capital Value Equity Fund, the Sun Capital Value Managed Fund, the Sun Capital Value Mid Cap Fund, and the Sun Capital Value Small Cap Fund decreases to 0.75% as the daily net assets of each Fund reach between $400 million and $800 million, and decreases to 0.70% as the daily net assets of each Fund exceed $800 million.

                                    EXAMPLES



      If you surrender your Contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming an average Contract size of $35,000, a 5% annual return and no optional death benefit riders have been elected:



                                                               1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                              --------   --------   --------   --------
AIM V.I. Capital Appreciation Fund..........................    $82        $119       $157       $233
AIM V.I. Growth Fund........................................    $82        $119       $157       $233
AIM V.I. Growth and Income Fund.............................    $82        $120       $159       $237
AIM V.I. International Equity Fund..........................    $84        $126       $169       $258
Alger American Growth Portfolio.............................    $82        $120       $160       $239
Alger American Income and Growth Portfolio..................    $81        $118       $155       $230
Alger American Small Capitalization Portfolio...............    $83        $124       $165       $251
Goldman Sachs VIT CORE-SM- Large Cap Growth Fund............    $83        $124       $165       $251
Goldman Sachs VIT CORE-SM- Small Cap Equity Fund............    $84        $126       $170       $261
Goldman Sachs VIT CORE-SM- U.S. Equity Fund.................    $83        $124       $165       $251
Goldman Sachs VIT Growth and Income Fund....................    $84        $126       $170       $261
Goldman Sachs VIT International Equity Fund.................    $87        $136       $187       $296
J.P. Morgan International Opportunities Portfolio...........    $86        $132       $180       $281
J.P. Morgan Small Company Portfolio.........................    $86        $131       $177       $276
J.P. Morgan U.S. Disciplined Equity Portfolio...............    $83        $122       $163       $246
Lord Abbett Growth and Income Portfolio.....................    $83        $123       $164       $248
MFS/Sun Life Capital Appreciation Series....................    $82        $120       $158       $236
MFS/Sun Life Emerging Growth Series.........................    $82        $119       $158       $235
MFS/Sun Life Government Securities Series...................    $81        $115       $151       $221
MFS/Sun Life High Yield Series..............................    $83        $122       $162       $244
MFS/Sun Life Massachusetts Investors Growth Stock Series....    $83        $122       $162       $244
MFS/Sun Life Massachusetts Investors Trust Series...........    $80        $115       $150       $218
MFS/Sun Life New Discovery Series...........................    $85        $128       $173       $267
MFS/Sun Life Total Return Series............................    $81        $118       $155       $229
MFS/Sun Life Utilities Series...............................    $83        $121       $161       $243
Sun Capital Blue Chip Mid Cap Fund..........................    $84        $126       $170       $261
Sun Capital Davis Financial Fund............................    $83        $124       $165       $251
Sun Capital Davis Venture Value Fund........................    $83        $124       $165       $251
Sun Capital Investment Grade Bond Fund......................    $82        $119       $158       $235
Sun Capital Investors Foundation Fund.......................    $83        $124       $165       $251
Sun Capital Money Market Fund...............................    $81        $116       $153       $225
Sun Capital Real Estate Fund................................    $87        $133       $182       $286
Sun Capital Select Equity Fund..............................    $83        $124       $165       $251
Sun Capital Value Equity Fund...............................    $83        $124       $165       $251
Sun Capital Value Managed Fund..............................    $83        $124       $165       $251
Sun Capital Value Mid Cap Fund..............................    $84        $126       $170       $261
Sun Capital Value Small Cap Fund............................    $84        $126       $170       $261

      If you do NOT surrender your Contract, or if you annuitize at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming an average Contract size of $35,000, a 5% annual return and no optional death benefit riders have been elected:



                                                               1 YEAR    3 YEARS    5 YEARS    10 YEARS
                                                              --------   --------   --------   --------
AIM V.I. Capital Appreciation Fund..........................    $20        $62        $107       $233
AIM V.I. Growth Fund........................................    $20        $62        $107       $233
AIM V.I. Growth and Income Fund.............................    $21        $63        $109       $237
AIM V.I. International Equity Fund..........................    $23        $69        $119       $258
Alger American Growth Portfolio.............................    $21        $64        $110       $239
Alger American Income and Growth Portfolio..................    $20        $61        $105       $230
Alger American Small Capitalization Portfolio...............    $22        $67        $115       $251
Goldman Sachs VIT CORE-SM- Large Cap Growth Fund............    $22        $67        $115       $251
Goldman Sachs VIT CORE-SM- Small Cap Equity Fund............    $23        $70        $120       $261
Goldman Sachs VIT CORE-SM- U.S. Equity Fund.................    $22        $67        $115       $251
Goldman Sachs VIT Growth and Income Fund....................    $23        $70        $120       $261
Goldman Sachs VIT International Equity Fund.................    $26        $81        $138       $296
J.P. Morgan International Opportunities Portfolio...........    $25        $76        $131       $281
J.P. Morgan Small Company Portfolio.........................    $24        $75        $128       $276
J.P. Morgan U.S. Disciplined Equity Portfolio...............    $21        $66        $113       $246
Lord Abbett Growth and Income Portfolio.....................    $22        $66        $114       $248
MFS/Sun Life Capital Appreciation Series....................    $20        $63        $108       $236
MFS/Sun Life Emerging Growth Series.........................    $20        $63        $108       $235
MFS/Sun Life Government Securities Series...................    $19        $58        $101       $221
MFS/Sun Life High Yield Series..............................    $21        $65        $112       $244
MFS/Sun Life Massachusetts Investors Growth Stock Series....    $21        $65        $112       $244
MFS/Sun Life Massachusetts Investors Trust Series...........    $19        $58        $100       $218
MFS/Sun Life New Discovery Series...........................    $23        $72        $124       $267
MFS/Sun Life Total Return Series............................    $20        $61        $105       $229
MFS/Sun Life Utilities Series...............................    $21        $65        $111       $243
Sun Capital Blue Chip Mid Cap Fund..........................    $23        $70        $120       $261
Sun Capital Davis Financial Fund............................    $22        $67        $115       $261
Sun Capital Davis Venture Value Fund........................    $22        $67        $115       $251
Sun Capital Investment Grade Bond Fund......................    $20        $63        $108       $235
Sun Capital Investors Foundation Fund.......................    $22        $67        $115       $251
Sun Capital Money Market Fund...............................    $19        $60        $103       $225
Sun Capital Real Estate Fund................................    $25        $78        $133       $286
Sun Capital Select Equity Fund..............................    $22        $67        $115       $251
Sun Capital Value Equity Fund...............................    $22        $67        $115       $251
Sun Capital Value Managed Fund..............................    $22        $67        $115       $251
Sun Capital Value Mid Cap Fund..............................    $23        $70        $120       $261
Sun Capital Value Small Cap Fund............................    $23        $70        $120       $261



      THE EXAMPLES SHOULD NOT BE CONSIDERED TO BE REPRESENTATIONS OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LOWER THAN THOSE SHOWN.

                              THE ANNUITY CONTRACT

      Sun Life Assurance Company of Canada (U.S.) (the "Company", "we" or "us") and Sun Life of Canada (U.S.) Variable Account F (the "Variable Account") offer the Contract to groups and individuals for use in connection with their retirement plans. The Contract is available on a group basis and, in certain states, may be available on an individual basis. We issue an Individual Contract directly to the individual owner of the Contract. We issue a Group Contract to the Owner, covering all individuals participating under the Group Contract; each individual receives a Certificate that evidences his or her participation under the Group Contract.

      In this Prospectus, unless we state otherwise, we refer to both the owners of Individual Contracts and participating individuals under Group Contracts as "Participants" and we address all Participants as "you"; we use the term "Contracts" to include Individual Contracts, Group Contracts, and Certificates issued under Group Contracts. For the purpose of determining benefits under both Individual Contracts and Group Contracts, we establish an Account for each Participant, which we will refer to as "your" Account or a "Participant Account."

      Your Contract provides a number of important benefits for your retirement planning. It has an Accumulation Phase, during which you make payments under the Contract and allocate them to one or more Variable Account or Fixed Account options, and an Income Phase, during which we make annuity payments based on the amount you have accumulated. Your Contract provides tax deferral, so that you do not pay taxes on your earnings under your Contract until you withdraw them. It provides a basic death benefit if you die during the Accumulation Phase. You may enhance the basic death benefit by electing one or more optional death benefit riders and paying an additional charge for each optional death benefit rider you elect. Finally, if you so elect, during the Income Phase we will make annuity payments to you or someone else for life or for another period that you choose.

      You choose these benefits on a variable or fixed basis or a combination of both. When you choose Variable Account investment options or a Variable Annuity option, your benefits will be responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from different types of investments. With these variable options, you assume all investment risk under your Contract. When you choose a Guarantee Period in our Fixed Account or a Fixed Annuity option, we assume the investment risk, except in the case of early withdrawals in the Accumulation Phase, where you bear the risk of unfavorable interest rate changes. You also bear the risk that the interest rates we will offer in the future and the rates we will use in determining your Fixed Annuity might not exceed our minimum guaranteed rate, which is 3% per year during the Accumulation Phase and 2.5% per year during the Income Phase, compounded annually.

      The Contract is designed for use in connection with retirement and deferred compensation plans, some of which qualify for favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code. The Contract is also designed so that it may be used in connection with certain non-tax-qualified retirement plans, such as payroll savings plans and such other groups (trusteed or nontrusteed) as may be eligible under applicable law. We refer to Contracts used with plans that receive favorable tax treatment as "Qualified Contracts," and all other Contracts as "Non-Qualified Contracts."

                    COMMUNICATING TO US ABOUT YOUR CONTRACT


      All materials sent to us, including Purchase Payments, must be sent to our Annuity Mailing Address as set forth on the first page of this Prospectus. For all telephone communications, you must call (888) 786-2435.


      Unless this Prospectus states differently, we will consider all materials sent to us and all telephone communications to be received on the date we actually receive them at our Annuity Mailing Address. However, we will consider all financial transactions, including Purchase Payments, withdrawal requests and transfer instructions, to be received on the next Business Day if we receive them (1) on a day that is not a Business Day or (2) after 4:00 p.m., Eastern Time.

      When we specify that notice to us must be in writing, we reserve the right, at our sole discretion, to accept notice in another form.

                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

      We are a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. We do business in 48 states, the District of Columbia, and Puerto Rico, and we have an insurance company subsidiary that does business in New York. Our Executive Office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

      We are an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("Sun Life (Canada)"). Sun Life (Canada) completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("Sun Life Financial"), is now the ultimate parent of Sun Life (Canada) and the Company. Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, London, and Manila stock exchanges.

                              THE VARIABLE ACCOUNT

      We established the Variable Account as a separate account on July 13, 1989, pursuant to a resolution of our Board of Directors.The Variable Account funds the Contract and various other variable annuity and variable life insurance product contracts which we offer. These other products may have features, benefits and charges that are different from those under the Contract.

      Under Delaware insurance law and the Contract, the income, gains or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to the other income, gains, or losses of the Company. These assets are held in relation to the Contract and other variable annuity and variable life insurance contracts that provide benefits that vary in accordance with the investment performance of the Variable Account. Although the assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business we conduct, all obligations arising under a Contract, including the promise to make annuity payments, are general corporate obligations of the Company.

      The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of a specific Fund. All amounts allocated to the Variable Account will be used to purchase Fund shares as designated by you at their net asset value. Any and all distributions made by the Funds with respect to the shares held by the Variable Account will be reinvested to purchase additional Fund shares at their net asset value. Deductions will be made from the Variable Account for cash withdrawals, annuity payments, death benefits, Account Fees, Contract charges against the assets of the Variable Account for the assumption of mortality and expense risks, administrative expenses and any applicable taxes. The Variable Account will be fully invested in Fund shares at all times.

                           VARIABLE ACCOUNT OPTIONS:
                                   THE FUNDS


      The Contract offers Sub-Accounts that invest in a number of Fund investment options, which are briefly discussed below. Each Fund is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund.



      MORE COMPREHENSIVE INFORMATION ABOUT THE FUNDS, INCLUDING A DISCUSSION OF THEIR MANAGEMENT, INVESTMENT OBJECTIVES, EXPENSES, AND POTENTIAL RISKS, IS FOUND IN THE CURRENT PROSPECTUSES FOR THE FUNDS (THE "FUND PROSPECTUSES"). THE FUND PROSPECTUSES SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS BEFORE YOU INVEST. A COPY OF EACH FUND PROSPECTUS, AS WELL AS A STATEMENT OF ADDITIONAL INFORMATION FOR EACH FUND, MAY BE OBTAINED WITHOUT CHARGE FROM THE COMPANY BY CALLING (888) 786-2435 OR BY WRITING TO SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), C/O RETIREMENT PRODUCTS AND SERVICES, P.O. BOX 9133, BOSTON MASSACHUSETTS 02117.

      The Funds currently available are:



AIM VARIABLE INSURANCE FUNDS (advised by A I M Advisors, Inc.)



     AIM V.I. CAPITAL APPRECIATION FUND seeks growth of capital by investing principally in common stocks or companies which the Fund's portfolio managers believe are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.



     AIM V.I. GROWTH FUND seeks to achieve growth of capital by investing in seasoned and better-capitalized companies considered to have strong earnings momentum.



     AIM V.I. GROWTH AND INCOME FUND seeks to achieve growth of capital with a secondary objective of current income.



     AIM V.I. INTERNATIONAL EQUITY FUND seeks to achieve long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.



THE ALGER AMERICAN FUND (advised by Fred Alger Management, Inc.)



     ALGER AMERICAN GROWTH PORTFOLIO seeks long-term capital appreciation by investing primarily in equity securities of companies which have market capitalizations of $1 billion or more.



     ALGER AMERICAN INCOME AND GROWTH PORTFOLIO seeks primarily to provide a high level of dividend income by investing in dividend paying equity securities. Capital appreciation is a secondary objective.



     ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO seeks long-term capital appreciation. It invests primarily in the equity securities of small companies with market capitalizations within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.



GOLDMAN SACHS VARIABLE INSURANCE TRUST ("VIT") (advised by Goldman Sachs Asset Management, a unit of the Investment Management Division of Goldman, Sachs & Co. ("Goldman Sachs"), except for Goldman Sachs International Equity Fund, which is advised by Goldman Sachs Asset Management International, an affiliate of Goldman Sachs)



     GOLDMAN SACHS VIT CORE-SM- LARGE CAP GROWTH FUND seeks long-term growth of capital through a broadly diversified portfolio of equity securities of large cap U.S. issuers that are expected to have better prospects for earnings growth than the growth rate of the general domestic economy. Dividend income is a secondary consideration.



     GOLDMAN SACHS VIT CORE-SM- SMALL CAP EQUITY FUND seeks long-term growth of capital through a broadly diversified portfolio of equity securities of U.S. issuers which are included in the Russell 2000 Index at the time of investment.



     GOLDMAN SACHS VIT CORE-SM- U.S. EQUITY FUND seeks long-term growth of capital and dividend income through a broadly diversified portfolio of large cap and blue chip equity securities representing all major sectors of the U.S. economy.



     GOLDMAN SACHS VIT GROWTH AND INCOME FUND seeks long-term growth of capital and growth of income through investments in equity securities that are considered to have favorable prospects for capital appreciation and/or dividend paying ability.



     GOLDMAN SACHS VIT INTERNATIONAL EQUITY FUND seeks long-term capital appreciation through investments in equity securities of companies that are organized outside the U.S. or whose securities are principally traded outside the U.S.

J.P. MORGAN SERIES TRUST II (advised by J.P. Morgan Investment Management Inc.)



     J.P. MORGAN INTERNATIONAL OPPORTUNITIES PORTFOLIO seeks to provide a high total return from a portfolio of equity securities of foreign companies.



     J.P. MORGAN SMALL COMPANY PORTFOLIO seeks to provide a high total return from a portfolio of small company stocks.



     J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO seeks to provide a high total return from a portfolio of selected equity securities.



LORD ABBETT SERIES FUND, INC. (advised by Lord Abbett & Co.)



     GROWTH AND INCOME PORTFOLIO seeks to provide long-term growth of capital and income without excessive fluctuation in market value.



MFS/SUN LIFE SERIES TRUST (advised by Massachusetts Financial Services Company, an affiliate of the Company)



     CAPITAL APPRECIATION SERIES will seek to maximize capital appreciation by investing in securities of all types, with major emphasis on common stocks.



     EMERGING GROWTH SERIES will seek long-term growth of capital.



     GOVERNMENT SECURITIES SERIES will seek current income and preservation of capital by investing in U.S. Government and U.S. Government-related securities.



     HIGH YIELD SERIES will seek high current income and capital appreciation by investing primarily in certain low rated or unrated fixed income securities (possibly with equity features) of U.S. and foreign issuers (also known as "junk bonds").



     MASSACHUSETTS INVESTORS GROWTH STOCK SERIES will seek to provide long-term growth of capital and future income rather than current income.



     MASSACHUSETTS INVESTORS TRUST SERIES will seek long-term growth of capital and future income while providing more current dividend income than is normally obtainable from a portfolio of only growth stocks.



     NEW DISCOVERY SERIES will seek capital appreciation.



     TOTAL RETURN SERIES will mainly seek to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income since many securities offering a better than average yield may also possess growth potential.



     UTILITIES SERIES will seek capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing under normal market conditions, at least 65% of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.



SUN CAPITAL ADVISERS TRUST (advised by Sun Capital Advisers, Inc., an affiliate of the Company. Wellington Management Company, LLP serves as investment subadviser to Sun Capital Blue Chip Mid Cap Fund, Sun Capital Investors Foundation Fund and Sun Capital Select Equity Fund; Davis Selected Advisers, L.P. serves as investment subadviser to Sun Capital Davis Financial Fund and Sun Capital Davis Venture Value Fund; OpCap Advisors serves as investment subadviser to Sun Capital Value Equity Fund, Sun Capital Value Managed Fund, Sun Capital Value Mid Cap Fund, and Sun Capital Value Small Cap Fund)



     SUN CAPITAL BLUE CHIP MID CAP FUND seeks long-term capital growth by investing primarily in a diversified portfolio of common stocks and other equity securities of U.S. companies with market capitalizations within the range represented by the Standard & Poor's Mid Cap 400 Index.



     SUN CAPITAL DAVIS FINANCIAL FUND seeks growth of capital by investing primarily in the common stock of financial service companies.



     SUN CAPITAL DAVIS VENTURE VALUE FUND seeks growth of capital by investing primarily in the common stock of U.S. companies with market capitalizations of at least $5 billion.



     SUN CAPITAL INVESTORS FOUNDATION FUND seeks long-term capital growth by investing primarily in a diversified portfolio of common stocks and other equity securities of U.S. companies with market capitalizations generally within the range represented by the Standard & Poor's 500 Index. Investments are selected using a combination of fundamental analysis and quantitative tools.



     SUN CAPITAL INVESTMENT GRADE BOND FUND seeks high current income consistent with relative stability of principal by investing at least 80% of its assets in investment grade bonds. The Fund may invest up to 20% of its assets in lower rated or unrated bonds (also known as high yield or junk bonds).



     SUN CAPITAL MONEY MARKET FUND seeks to maximize current income, consistent with maintaining liquidity and preserving capital, by investing exclusively in high quality U.S. dollar-denominated money market securities.



     SUN CAPITAL REAL ESTATE FUND primarily seeks long-term capital growth and, secondarily, seeks current income and growth of income. The Fund invests at least 80% of its assets in securities of real estate investment trusts and other real estate companies.



     SUN CAPITAL SELECT EQUITY FUND seeks long-term capital growth by investing in 20 to 40 common stocks and other equity securities of large capitalization U.S. companies selected primarily from the Standard & Poor's 500 Index.



     SUN CAPITAL VALUE EQUITY FUND seeks long-term capital appreciation through investment in a diversified portfolio of equity securities selected on the basis of a value oriented approach to investing.



     SUN CAPITAL VALUE MANAGED FUND seeks to achieve growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on the portfolio manager's assessments of the relative outlook for such investments.



     SUN CAPITAL VALUE MID CAP FUND seeks long-term capital appreciation through investment in a diversified portfolio of equity securities. The portfolio will invest primarily in companies with market capitalizations of between $500 million and $8 billion at time of purchase.



     SUN CAPITAL VALUE SMALL CAP FUND seeks capital appreciation through investment in a diversified portfolio of equity securities of companies with market capitalizations of under $1.5 billion at time of purchase.



      The Funds may also be available to registered separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to the Variable Account and other separate accounts of the Company. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Participants and Payees and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect Participants and Payees, including withdrawal of the Variable Account from participation in the underlying Funds which are involved in the conflict or substitution of shares of other Funds.

      Certain of the investment advisers to the Funds may reimburse us for administrative costs in connection with administering the Funds as options under the Contracts. These amounts are not charged to the Funds or Participants, but are paid from assets of the advisers. Certain Funds may reimburse us from their assets for distribution costs pursuant to the terms of their Rule 12b-1 plans.



      Certain publically available mutual funds may have similar investment goals and principal investment policies and risks as one or more of the Funds, and may be managed by a Fund's portfolio manager(s). While a Fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between a Fund and these similar products, including differences in sales charges, expense ratios and cash flows.


                               THE FIXED ACCOUNT

      The Fixed Account is made up of all the general assets of the Company other than those allocated to any separate account. Amounts you allocate to Guarantee Periods become part of the Fixed Account, and are available to fund the claims of all classes of our customers, including claims for benefits under the Contracts.

      We will invest the assets of the Fixed Account in those assets we choose that are allowed by applicable state insurance laws. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. We intend to invest primarily in investment-grade fixed income securities (I.E., rated by a nationally recognized rating service within the 4 highest grades) or instruments we believe are of comparable quality.

      We are not obligated to invest amounts allocated to the Fixed Account according to any particular strategy, except as may be required by applicable state insurance laws. You will not have a direct or indirect interest in the Fixed Account investments.

                           THE FIXED ACCOUNT OPTIONS:
                             THE GUARANTEE PERIODS

      You may elect one or more Guarantee Period(s) from those we make available from time to time. We publish Guaranteed Interest Rates for each Guarantee Period offered. We may change the Guaranteed Interest Rates we offer from time to time, but no Guaranteed Interest Rate will ever be less than 3% per year, compounded annually. Also, once we have accepted your allocation to a particular Guarantee Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the Guarantee Period.

      We determine Guaranteed Interest Rates at our discretion. We do not have a specific formula for establishing the rates for different Guarantee Periods. Our determination will be influenced by the interest rates on fixed income investments in which we may invest amounts allocated to the Guarantee Periods. We will also consider other factors in determining these rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates.


      We may from time to time at our discretion offer special interest rates for new Purchase Payments that are higher than the rates we are then offering for renewals or transfers.


      Early withdrawals from your allocation to a Guarantee Period, including cash withdrawals, transfers and commencement of an annuity option, may be subject to a Market Value Adjustment, which could decrease or increase the value of your Account. See "Withdrawals, Withdrawal Charge and Market Value Adjustment."

                             THE ACCUMULATION PHASE

      During the Accumulation Phase of your Contract, you make payments into your Account, and your earnings accumulate on a tax-deferred basis. The Accumulation Phase begins with our acceptance of your first Purchase Payment and ends the Business Day before your Annuity Commencement Date.

The Accumulation Phase will end sooner if you surrender your Contract or die before the Annuity Commencement Date.

ISSUING YOUR CONTRACT

      When you purchase a Contract, a completed Application and the initial Purchase Payment are sent to us for acceptance. When we accept an Individual Contract, we issue the Contract to you. When we accept a Group Contract, we issue the Contract to the Owner; we issue a Certificate to you as a Participant.

      We will credit your initial Purchase Payment to your Account within 2 Business Days of receiving your completed Application. If your Application is not complete, we will notify you. If we do not have the necessary information to complete the Application within 5 Business Days, we will send your money back to you or ask your permission to retain your Purchase Payment until the Application is made complete. Then we will apply the Purchase Payment within 2 Business Days of when the Application is complete.

AMOUNT AND FREQUENCY OF PURCHASE PAYMENTS

      The amount of Purchase Payments may vary; however, we will not accept an initial Purchase Payment of less than $10,000, and each additional Purchase Payment must be at least $1,000, unless we waive these limits. In addition, we will not accept a Purchase Payment if your Account Value is over $2 million, or if the Purchase Payment would cause your Account Value to exceed $2 million, unless we have approved the Payment in advance. Within these limits, you may make Purchase Payments at any time during the Accumulation Phase.

ALLOCATION OF NET PURCHASE PAYMENTS

      You may allocate your Purchase Payments among the different Sub-Accounts and Guarantee Periods we offer, but any allocation to a Guarantee Period must be at least $1,000. Over the life of your Contract, you may allocate amounts among as many as 18 of the available investment options.

      In your Application, you may specify the percentage of each Purchase Payment to be allocated to each Sub-Account or Guarantee Period. These percentages are called your allocation factors. You may change the allocation factors for future Payments by sending us notice of the change in a form acceptable to us, as required. We will use your new allocation factors for the first Purchase Payment we receive with or after we have received notice of the change, and for all future Purchase Payments, until we receive another change notice.

      Although it is currently not our practice, we may deduct applicable premium taxes or similar taxes from your Purchase Payments (see "Contract Charges -- Premium Taxes"). In that case, we will credit your Net Purchase Payment, which is the Purchase Payment minus the amount of those taxes.

YOUR ACCOUNT

      When we accept your first Purchase Payment, we establish an Account for you, which we maintain throughout the Accumulation Phase of your Contract.

YOUR ACCOUNT VALUE

      Your Account Value is the sum of the value of the 2 components of your
Contract: the Variable Account portion of your Contract ("Variable Account Value") and the Fixed Account portion of your Contract ("Fixed Account Value"). These 2 components are calculated separately, as described below under "Variable Account Value" and "Fixed Account Value."

VARIABLE ACCOUNT VALUE

      VARIABLE ACCUMULATION UNITS

      In order to calculate your Variable Account Value, we use a measure called a Variable Accumulation Unit for each Sub-Account. Your Variable Account Value is the sum of your Account Value in each Sub-Account, which is the number of your Variable Accumulation Units for that Sub-Account times the value of each Unit.

      VARIABLE ACCUMULATION UNIT VALUE

      The value of each Variable Accumulation Unit in a Sub-Account reflects the net investment performance of that Sub-Account. We determine that value once on each day that the New York Stock Exchange is open for trading, at the close of trading, which is currently 4:00 p.m., Eastern Time. (The close of trading is determined by the New York Stock Exchange.) We also may determine the value of Variable Accumulation Units of a Sub-Account on days the Exchange is closed if there is enough trading in securities held by that Sub-Account to materially affect the value of the Variable Accumulation Units. Each day we make a valuation is called a "Business Day." The period that begins at the time Variable Accumulation Units are valued on a Business Day and ends at that time on the next Business Day is called a Valuation Period. On days other than Business Days, the value of a Variable Accumulation Unit does not change.

      To measure these values, we use a factor -- which we call the Net Investment Factor -- which represents the net return on the Sub-Account's assets. At the end of any Valuation Period, the value of a Variable Accumulation Unit for a Sub-Account is equal to the value of that Sub-Account's Variable Accumulation Units at the end of the previous Valuation Period, multiplied by the Net Investment Factor. We calculate the Net Investment Factor by dividing
(1) the net asset value of a Fund share held in the Sub-Account at the end of that Valuation Period, plus the per share amount of any dividend or capital gains distribution made by that Fund during the Valuation Period, by (2) the net asset value per share of the Fund share at the end of the previous Valuation Period; we then deduct a factor representing the mortality and expense risk charge and administrative expense charge for each day in the Valuation Period. See "Contract Charges."

      For a hypothetical example of how we calculate the value of a Variable Accumulation Unit, see the Statement of Additional Information.

      CREDITING AND CANCELING VARIABLE ACCUMULATION UNITS

      When we receive an allocation to a Sub-Account either from a Net Purchase Payment or a transfer of Account Value, we credit that amount to your Account in Variable Accumulation Units. Similarly, we cancel Variable Accumulation Units when you transfer or withdraw amounts from a Sub-Account, or when we deduct certain charges under the Contract. We determine the number of Units credited or canceled by dividing the dollar amount by the Variable Accumulation Unit value for that Sub-Account at the end of the Valuation Period during which the transaction or charge is effective.

FIXED ACCOUNT VALUE

      Your Fixed Account value is the sum of all amounts allocated to Guarantee Periods, either from Net Purchase Payments, transfers or renewals, plus interest credited on those amounts, and minus withdrawals, transfers out of Guarantee Periods, and any deductions for charges under the Contract taken from your Fixed Account Value.


      A Guarantee Period begins the day we apply your allocation and ends when all calendar years (or months if the Guarantee Period is less than one year) in the Guarantee Period (measured from the end of the calendar month in which the amount was allocated to the Guarantee Period) have elapsed. The last day of the Guarantee Period is its Renewal Date.


      Each additional Purchase Payment, transfer or renewal credited to your Fixed Account Value will result in a new Guarantee Period with its own Renewal Date. Amounts allocated at different times to Guarantee Periods of the same duration may have different Renewal Dates.

      CREDITING INTEREST

      We credit interest on amounts allocated to a Guarantee Period at the applicable Guaranteed Interest Rate for the duration of the Guarantee Period. During the Guarantee Period, we credit interest daily at a rate that yields the Guaranteed Interest Rate on an annual effective basis.

      GUARANTEE AMOUNTS

      Each separate allocation you make to a Guarantee Period, together with interest credited thereon, is called a Guarantee Amount. Each Guarantee Amount is treated separately for purposes of determining the Market Value Adjustment. A Guarantee Period that will extend beyond your maximum Annuity Commencement Date will result in an application of a Market Value Adjustment upon annuitization or withdrawals. Each new allocation to a Guarantee Period must be at least $1,000.

      RENEWALS

      We will notify you in writing between 45 and 75 days before the Renewal Date for any Guarantee Amount. A new Guarantee Period of the same duration will begin automatically for that Guarantee Amount on the first day following the Renewal Date, unless before the Renewal Date we receive:

    (1) written notice from you electing a different Guarantee Period from among those we then offer, or

    (2) instructions to transfer the Guarantee Amount to one or more Sub-Accounts, in accordance with the transfer privilege provisions of the Contract (see "Transfer Privilege").


      A Guarantee Amount will not renew into a Guarantee Period that will extend beyond your Maximum Annuity Commencement Date. Unless you notify us otherwise, we will automatically renew your Guarantee Amount into the next available Guarantee Period.


      EARLY WITHDRAWALS

      If you withdraw, transfer, or annuitize an allocation to a Guarantee Period 30 days prior to the Renewal Date, we will apply a Market Value Adjustment to the transaction. This could result in an increase or a decrease of your Account Value, depending on interest rates at the time. You bear the risk that you will receive less than your principal if the Market Value Adjustment applies.

TRANSFER PRIVILEGE

      PERMITTED TRANSFERS

      During the Accumulation Phase, you may transfer all or part of your Account Value to one or more Sub-Accounts or Guarantee Periods then available, subject to the following restrictions:

      -  You may not make more than 12 transfers in any Account Year;

      - The amount transferred from a Sub-Account must be at least $1,000, unless you are transferring your entire balance in that Sub-Account;

      -  Your Account Value remaining in a Sub-Account must be at least $1,000;

      - The amount transferred from a Guarantee Period must be the entire Guarantee Amount, except for transfers of interest credited during the current Account Year;

      - At least 30 days must elapse between transfers to or from Guarantee Periods;

      - Transfers to or from Sub-Accounts are subject to terms and conditions that may be imposed by the Funds; and

      - We impose additional restrictions on market timers, which are further described below.

      These restrictions do not apply to transfers made under an approved dollar-cost averaging program.

      There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer. Transfers out of a Guarantee Period more than 30 days before the Renewal Date or any time after the Renewal Date will be subject to the Market Value Adjustment described below. Under current law, there is no tax liability for transfers.

      REQUESTS FOR TRANSFERS

      You may request transfers in writing or by telephone. The telephone transfer privilege is available automatically, and does not require your written election. We will require personal identifying information to process a request for a transfer made by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe are genuine.


      Your transfer request will be effective as of the close of the Business Day if we receive your transfer before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m. Otherwise, your transfer request will be effective on the next Business Day.


      MARKET TIMERS

      The Contracts are not designed for professional market timing organizations or other entities using programmed and frequent transfers. If you wish to employ such strategies, you should not purchase a Contract. Accordingly, transfers may be subject to restrictions if exercised by a market timing firm or any other third party authorized to initiate transfer transactions on behalf of multiple Participants. In imposing such restrictions, we may, among other things, not accept (1) the transfer instructions of any agent acting under a power of attorney on behalf of more than one Participant, or (2) the transfer instructions of individual Participants who have executed preauthorized transfer forms that are submitted at the same time by market timing firms or other third parties on behalf of more than one Participant. We will not impose these restrictions unless our actions are reasonably intended to prevent the use of such transfers in a manner that will disadvantage or potentially impair the Contract rights of other Participants.


      In addition, some of the Funds have reserved the right to temporarily or permanently refuse exchange requests from the Variable Account if, in the judgment of the Fund's investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. In particular, a pattern of exchanges that coincide with a market timing strategy may be disruptive to a Fund and therefore may be refused. Accordingly, the Variable Account may not be in a position to effectuate transfers and may refuse transfer requests without prior notice. We also reserve the right, for similar reasons, to refuse or delay exchange requests involving transfers to or from the Fixed Account.



WAIVERS; REDUCED CHARGES; CREDITS; SPECIAL GUARANTEED INTEREST RATES



      We may reduce or waive the withdrawal charge, mortality and expense risk charges, the administrative service fee or the annual Account Fee, credit additional amounts, or grant special Guaranteed Interest Rates in certain situations. These situations may include sales of Contracts (1) where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Participant, sales of large Contracts, and certain group sales, and (2) to officers, directors and employees of the Company or its affiliates, registered representatives and employees of broker-dealers with a current selling agreement with the Company and affiliates of such representatives and broker-dealers, employees of affiliated asset management firms, and persons who have retired from such positions ("Eligible Employees") and immediate family members of Eligible Employees. Eligible Employees and their immediate family members may also purchase a Contract without regard to minimum Purchase Payment requirements. For other situations in which withdrawal charges may be waived, see "Withdrawals, Withdrawal Charge and Market Value Adjustment."

OPTIONAL PROGRAMS

      DOLLAR-COST AVERAGING

      Dollar-cost averaging allows you to invest gradually, over time, in up to 12 Sub-Accounts. You may select a dollar-cost averaging program at no extra charge by allocating a minimum of $1,000 to a designated Sub-Account or to a Guarantee Period we make available in connection with the program. Amounts allocated to the Fixed Account under the program will earn interest at a rate declared by the Company for the Guarantee Period you select. Previously applied amounts may not be transferred to a Guarantee Period made available in connection with this program. At regular time intervals, we will transfer the same amount automatically to one or more Sub-Accounts that you choose, up to a maximum of 12 Sub-Accounts. The program continues until your Account Value allocated to the program is depleted or you elect to stop the program. The final amount transferred from the Fixed Account will include all interest earned.

      No Market Value Adjustment (either positive or negative) will apply to amounts automatically transferred from the Fixed Account under the dollar-cost averaging program. However, if you discontinue or alter the program prior to completion, amounts remaining in the Fixed Account will be transferred to the Money Market Fund investment option under the Contract, unless you instruct us otherwise, and the Market Value Adjustment will be applied. Any new allocation of a Purchase Payment to the program will be treated as commencing a new dollar-cost averaging program and is subject to the $1,000 minimum.

      The main objective of a dollar-cost averaging program is to minimize the impact of short-term price fluctuations on Account Value. In general, since you transfer the same dollar amount to the variable investment options at set intervals, dollar-cost averaging allows you to purchase more Variable Accumulation Units (and, indirectly, more Fund shares) when prices are low and fewer Variable Accumulation Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, you may achieve a lower average cost per Variable Accumulation Unit over the long term. A dollar-cost averaging program allows you to take advantage of market fluctuations. However, it is important to understand that a dollar-cost averaging program does not assure a profit or protect against loss in a declining market. We do not allow transfers into any of the Guarantee Periods.

      ASSET ALLOCATION

      One or more asset allocation programs may be available in connection with the Contract, at no extra charge. Asset allocation is the process of investing in different asset classes -- such as equity funds, fixed income funds, and money market funds -- depending on your personal investment goals, tolerance for risk, and investment time horizon. By spreading your money among a variety of asset classes, you may be able to reduce the risk and volatility of investing, although there are no guarantees, and asset allocation does not insure a profit or protect against loss in a declining market.


      Currently, you may select one of 3 asset allocation models, each of which represents a combination of Sub-Accounts with a different level of risk. The available models are: the conservative asset allocation model, the moderate asset allocation model, and the aggressive asset allocation model. Each model allocates a different percentage of Account Value to Sub-Accounts investing in the various asset classes, with the conservative asset allocation model allocating the lowest percentage to Sub-Accounts investing in the equity asset class and the aggressive asset allocation model allocating the highest percentage to the equity asset class. These asset allocation models, as well as the terms and conditions of the asset allocation program, are fully described in a separate brochure. We may add or delete such programs in the future.



      If you elect an asset allocation program, we will automatically allocate your Purchase Payments among the Sub-Accounts represented in the model you choose. By electing an asset allocation program, you thereby authorize us to automatically reallocate your investment options that participate in the asset allocation program on a quarterly basis, or as determined by the terms of the Asset Allocation Program, to reflect the current composition of the model you have selected, without further instruction, until we receive notification that you wish to terminate the program or choose a different model.

      SYSTEMATIC WITHDRAWAL PROGRAM

      If you have an Account Value of $10,000 or more, you may select our Systematic Withdrawal Program.


      Under this program, you determine the amount and frequency of regular withdrawals you would like to receive from your Fixed Account Value and/or Variable Account Value and we will effect them automatically. The withdrawals under this program may be subject to surrender charges or a Market Value Adjustment. They may also be included as income and subject to a 10% federal tax penalty. You should consult your tax adviser before choosing this option.



      You may change or stop this program at any time, by written notice to us.


      PORTFOLIO REBALANCING PROGRAM

      Under the Portfolio Rebalancing Program, we transfer funds among all Sub-Accounts to maintain the percentage allocation you have selected among these Sub-Accounts. At your election, we will make these transfers on a quarterly, semi-annual or annual basis.

      Portfolio Rebalancing does not permit transfers to or from any Guarantee Period.


      PRINCIPAL RETURNS PROGRAM



      Under the Principal Returns Program, we divide your Purchase Payments between the Fixed Account and the Variable Account. For the Fixed Account portion, you choose a Guarantee Period from among those we offer. We then allocate to that Guarantee Period the portion of your Purchase Payment necessary so that, at the end of the Guarantee Period, your Fixed Account allocation, including interest, will equal the entire amount of your original Purchase Payment. The remainder of the original Purchase Payment will be invested in the Sub-Accounts of your choice. At the end of the Guarantee Period, you will be guaranteed the amount of your original Purchase Payment (assuming no withdrawals), plus you will have the benefit, if any, of the investment performance of the Sub-Accounts you have chosen.


           WITHDRAWALS, WITHDRAWAL CHARGE AND MARKET VALUE ADJUSTMENT

CASH WITHDRAWALS

      REQUESTING A WITHDRAWAL

      At any time during the Accumulation Phase, you may withdraw in cash all or any portion of your Account Value. To make a withdrawal, you must send us a written request at our Annuity Mailing Address. Your request must specify whether you want to withdraw the entire amount of your Account or, if less, the amount you wish to receive.

      All withdrawals may be subject to a withdrawal charge (see "Withdrawal Charge"), and withdrawals from your Fixed Account Value also may be subject to a Market Value Adjustment (see "Market Value Adjustment"). Withdrawals also may have adverse income tax consequences, including a 10% penalty tax (see "Tax Considerations"). You should carefully consider these tax consequences before requesting a cash withdrawal.

      FULL WITHDRAWALS

      If you request a full withdrawal, we calculate the amount we will pay you as follows: We start with the total value of your Account at the end of the Valuation Period during which we receive your withdrawal request; we deduct the Account Fee for the Account Year in which the withdrawal is made; we add or subtract the amount of any Market Value Adjustment applicable to your Fixed Account Value; and finally, we deduct any applicable withdrawal charge.

      A full withdrawal results in the surrender of your Contract, and cancellation of all rights and privileges under your Contract.

      PARTIAL WITHDRAWALS

      If you request a partial withdrawal, we will pay you the actual amount specified in your request and then adjust the value of your Account by deducting the amount paid, adding or deducting any Market Value Adjustment applicable to amounts withdrawn from the Fixed Account, and deducting any applicable withdrawal charge.

      You may specify the amount you want withdrawn from each Sub-Account and/or Guarantee Amount to which your Account is allocated. If you do not so specify, we will deduct the total amount you request pro rata, based on your Account Value at the end of the Valuation Period during which we receive your request.

      If you request a partial withdrawal that would result in your Account Value being reduced to an amount less than the Account Fee for the Account Year in which you make the withdrawal, we will treat it as a request for a full withdrawal.

      TIME OF PAYMENT

      We will pay you the applicable amount of any full or partial withdrawal within 7 days after we receive your withdrawal request, except in cases where we are permitted, and choose, to defer payment under the Investment Company Act of 1940 and applicable state insurance law. Currently, we may defer payment of amounts you withdraw from the Variable Account only for the following periods:

      - When the New York Stock Exchange is closed (except weekends and holidays) or when trading on the New York Stock Exchange is restricted;

      - When it is not reasonably practical to dispose of securities held by a Fund or to determine the value of the net assets of a Fund, because an emergency exists; or

      - When an SEC order permits us to defer payment for the protection of Participants.

      We also may defer payment of amounts you withdraw from the Fixed Account for up to 6 months from the date we receive your withdrawal request. We do not pay interest on the amount of any payments we defer.

      WITHDRAWAL RESTRICTIONS FOR QUALIFIED PLANS

      If your Contract is a Qualified Contract, you should carefully check the terms of your retirement plan for limitations and restrictions on cash withdrawals.

      Special restrictions apply to withdrawals from Contracts used for
Section 403(b) annuities (see "Tax Considerations -- Tax-Sheltered Annuities").

WITHDRAWAL CHARGE

      We do not deduct any sales charge from your Purchase Payments when they are made. However, we may impose a withdrawal charge (known as a "contingent deferred sales charge") on certain amounts you withdraw. We impose this charge to defray some of our expenses related to the sale of the Contracts, such as commissions we pay to agents, the cost of sales literature, and other promotional costs and transaction expenses.

      FREE WITHDRAWAL AMOUNT

      In each Account Year you may withdraw a portion of your Account Value -- which we call the "free withdrawal amount" -- before incurring the withdrawal charge.

      For convenience in discussing free withdrawal amounts, we refer to Purchase Payments made during the last 7 Account Years, including the current Account Year, as "New Payments," and we refer to Purchase Payments made before the last 7 Account Years as "Old Payments."

      For the first Account Year, the free withdrawal amount is equal to 15% of the amount of all Purchase Payments you have made. For all other Account Years, the free withdrawal amount is equal to the amount of all Old Payments that you have not previously withdrawn, PLUS the greater of:

    (1) your Contract's earnings (defined below) to date, minus any previous withdrawals (excluding those withdrawn from old payments); and

    (2) 15% of the amount of all New Payments.

      If your "free withdrawal amount" for any Account Year, was based upon your Contract earnings, then any portion of that "free withdrawal amount" that you do not use in an Account Year is cumulative. In other words, it will be carried forward or available for use in future Account Years. However, any unused "free withdrawal amount" is not cumulative if it was based upon 15% of all your New Payments.

      Your Contract's earnings as of the date of your present withdrawal request are equal to:

    (a) your Account Value on the day we received your present withdrawal request, minus

    (b) all Purchase Payments made prior to the day we received your present withdrawal request, plus

    (c) all partial withdrawals and charges taken prior to the day we received your present withdrawal request.

      For an example of how we calculate the "free withdrawal amount," see Appendix B.

      WITHDRAWAL CHARGE ON PURCHASE PAYMENTS

      If you withdraw more than the free withdrawal amount in any Account Year, we consider the excess amount to be withdrawn first from Payments that you have not previously withdrawn. We impose the withdrawal charge on the amount of these Payments. Thus, the maximum amount on which we will impose the withdrawal charge in any year will never be more than the total of all Payments that you have not previously withdrawn.

      The amount of your withdrawal, if any, that exceeds the total of the free withdrawal amount plus the aggregate amount of all Payments not previously withdrawn, is not subject to the withdrawal charge.

      ORDER OF WITHDRAWAL

      When you make a withdrawal, we consider the free withdrawal amount to be withdrawn first. We consider the oldest Purchase Payment that you have not already withdrawn to be withdrawn next, then the second oldest Purchase Payments, and so forth. Once all Purchase Payments are withdrawn, the balance withdrawn is considered to be accumulated value.

      CALCULATION OF WITHDRAWAL CHARGE

      We calculate the amount of the withdrawal charge by multiplying the Purchase Payments you withdraw by a percentage. The percentage varies according to the number of Account Years the Purchase Payment has been held in your Account, including the Account Year in which you made the Payment, but not the Account Year in which you withdraw it. Each Payment begins a new 7-year period and moves down the declining surrender charge scale as shown below at each Account Anniversary. Payments received during the current Account Year will be charged 7%, if withdrawn. On your next scheduled Account Anniversary, that Payment, along with any other Payments made during that Account Year, will be considered to be in their second Account Year and will have a 7% withdrawal charge. On the next Account Anniversary, these Payments will move into their third Account Year and will have a withdrawal charge of 6%, if withdrawn. This withdrawal charge decreases according to the number of Account Years the Purchase Payment has been held in your Account.

   NUMBER OF
 ACCOUNT YEARS
PAYMENT HAS BEEN  WITHDRAWAL
IN YOUR CONTRACT    CHARGE
----------------  ----------
      0-1             7%
      1-2             7%
      2-3             6%
      3-4             6%
      4-5             5%
      5-6             4%
      6-7             3%
   7 or more          0%

      For example, the percentage applicable to withdrawals of a Payment that has been in an Account for more than 2 Account Years but less than 3 will be 6%, regardless of the issue date of the Contract.

      The withdrawal charge will never be greater than 7% of the excess of Purchase Payments you make under your Contract over the "free withdrawal amount," as defined above.

      For a Group Contract, we may modify the withdrawal charges and limits, upon notice to the Owner of the Group Contract. However, any modification will apply only to Accounts established after the date of the modification.

      For additional examples of how we calculate withdrawal charges, see Appendix B.

TYPES OF WITHDRAWALS NOT SUBJECT TO WITHDRAWAL CHARGE

      If approved by your state, we will waive the withdrawal charge for a full or partial withdrawal if:

      -  at least one year has passed since we issued your Contract, and

      - you are confined to an eligible nursing home and have been confined there for at least the preceding 180 days, or any shorter period required by your state.

      An "eligible nursing home" means a licensed hospital or licensed skilled or intermediate care nursing facility at which medical treatment is available on a daily basis and daily medical records are kept for each patient. You must provide us evidence of confinement in the form we determine.

      For each Qualified Contract, the free withdrawal amount in any Account Year will be the greater of the free withdrawal amount described above and any amounts required to be withdrawn to comply with the minimum distribution requirement of the Internal Revenue Code. This waiver of the withdrawal charge applies only to the portion of the required minimum distribution attributable to that Qualified Contract.

      We do not impose the withdrawal charge on amounts you apply to provide an annuity, amounts we pay as a death benefit, except under the Cash Surrender method, or amounts you transfer among the Sub-Accounts, between the Sub-Accounts and the Fixed Account, or within the Fixed Account.

MARKET VALUE ADJUSTMENT

      If permitted under the laws of your state, we will apply a Market Value Adjustment if you withdraw or transfer amounts from your Fixed Account Value more than 30 days before the end of the applicable Guarantee Period. For this purpose, using Fixed Account Value to provide an annuity is considered a withdrawal, and the Market Value Adjustment will apply. However, we will not apply the Market Value Adjustment to automatic transfers to a Sub-Account from a Guarantee Period as part of our dollar-cost averaging program.

      We apply the Market Value Adjustment separately to each Guarantee Amount in the Fixed Account, that is to each separate allocation you have made to a Guarantee Period together with interest credited on that allocation. However, we do not apply the adjustment to the amount of interest credited during your current Account Year. Any withdrawal from a Guarantee Amount is attributed first to such interest.

      A Market Value Adjustment may decrease, increase or have no effect on your Account Value. This will depend on changes in interest rates since you made your allocation to the Guarantee Period and the length of time remaining in the Guarantee Period. In general, if the Guaranteed Interest Rate we currently declare for Guarantee Periods equal to the balance of your Guarantee Period (or your entire Guarantee Period for Guarantee Periods of less than one year) is higher than your Guaranteed Interest Rate, the Market Value Adjustment is likely to decrease your Account Value. If our current Guaranteed Interest Rate is lower, the Market Value Adjustment is likely to increase your Account Value.

      We determine the amount of the Market Value Adjustment by multiplying the amount that is subject to the adjustment by the following formula:

                  N/12
    1 + I
  ( --------  )             -1
    1 + J + b

where:

      I is the Guaranteed Interest Rate applicable to the Guarantee Amount from which you withdraw, transfer or annuitize;

      J is the Guaranteed Interest Rate we declare at the time of your withdrawal, transfer or annuitization for Guarantee Periods equal to the length of time remaining in the Guarantee Period applicable to your Guarantee Amount, rounded to the next higher number of complete years, for Guarantee Periods of one year or more. For any Guarantee Periods of less than one year, J is the Guaranteed Interest Rate we declare at the time of your withdrawal, transfer or annuitization for a Guarantee Period of the same length as your Guarantee Period. If, at that time, we do not offer the applicable Guarantee Period we will use an interest rate determined by straight-line interpolation of the Guaranteed Interest Rates for the Guarantee Periods we do offer;

      N is the number of complete months remaining in your Guarantee Period; and

      b is a factor that currently is 0%, but that in the future we may increase to up to 0.25%. Any increase would be applicable only to Participants who purchase their Contracts after the date of that increase.

      We will apply the Market Value Adjustment to the amount being withdrawn after deduction of any Account Fee, if applicable, but before we impose any withdrawal charge on the amount withdrawn.

      For examples of how we calculate the Market Value Adjustment, see Appendix B.

                                CONTRACT CHARGES

ACCOUNT FEE

      During the Accumulation Phase of your Contract, we will deduct from your Account an annual Account Fee to help cover the administrative expenses we incur related to the issuance of Contracts and the maintenance of Accounts. We deduct the Account Fee on each Account Anniversary. In Account Years 1 through 5, the annual Account Fee is $35. After Account Year 5, we may change the Account Fee each year, but the Account Fee will never exceed $50. We deduct the Account Fee pro rata from each Sub-Account and each Guarantee Period, based on the allocation of your Account Value on your Account Anniversary.

      We will not charge the Account Fee if:

      (1) your Account has been allocated only to the Fixed Account during the applicable Account Year; or

      (2)  your Account Value is $75,000 or more on your Account Anniversary.

      If you make a full withdrawal of your Account, we will deduct the full amount of the Account Fee at the time of the withdrawal. In addition, on the Annuity Commencement Date we will deduct a pro rata portion of the Account Fee to reflect the time elapsed between the last Account Anniversary and the day before the Annuity Commencement Date.

      After the Annuity Commencement Date, we will deduct an annual Account Fee of $35 in the aggregate in equal amounts from each Variable Annuity payment we make during the year. We do not deduct any Account Fee from Fixed Annuity payments.

ADMINISTRATIVE EXPENSE CHARGE

      We deduct an administrative expense charge from the assets of the Variable Account at an annual effective rate equal to 0.15% during both the Accumulation Phase and the Income Phase. This charge is designed to reimburse us for expenses we incur in administering the Contracts, Participant Accounts and the Variable Account that are not covered by the annual Account Fee.

MORTALITY AND EXPENSE RISK CHARGE


      During both the Accumulation Phase and the Income Phase, we deduct a mortality and expense risk charge from the assets of the Variable Account at an effective annual rate equal to 1.00%, if your initial Purchase Payment was less than $1,000,000, or 0.85% if your initial Purchase Payment was $1,000,000 or more. However, if you annuitize your Contract prior to your eighth Contract Anniversary, we will deduct an additional 0.25% during the Income Phase to offset the increase mortality risk during this phase. The mortality risk we assume arises from our contractual obligation to continue to make annuity payments to each Annuitant, regardless of how long the Annuitant lives and regardless of how long all Annuitants as a group live. This obligation assures each Annuitant that neither the longevity of fellow Annuitants nor an improvement in life expectancy generally will have an adverse effect on the amount of any annuity payment received under the Contract. The mortality risk also arises from our contractual obligation to pay a death benefit upon the death of the Participant prior to the Annuity Commencement Date. The expense risk we assume is the risk that the annual Account Fee and the administrative expense charge we assess under the Contract may be insufficient to cover the actual total administrative expenses we incur. If the amount of the charge is insufficient to cover the mortality and expense risks, we will bear the loss. If the amount of the charge is more than sufficient to cover the risks, we will make a profit on the charge. We may use this profit for any proper corporate purpose, including the payment of marketing and distribution expenses for the Contract.


CHARGES FOR OPTIONAL DEATH BENEFIT RIDERS

      If you elect an optional death benefit rider, we will deduct a charge from the assets of the Variable Account based upon the number of optional death benefits riders you elect, as follows:

NUMBER OF      % OF
RIDERS YOU    AVERAGE
  ELECT     DAILY VALUE
----------  -----------
    1         0.15%
    2         0.25%
    3         0.40%

PREMIUM TAXES

      Some states and local jurisdictions impose a premium tax on us that is equal to a specified percentage of the Purchase Payments you make. In many states there is no premium tax. We believe that the amounts of applicable premium taxes currently range from 0% to 3.5%. You should consult a tax adviser to find out if your state imposes a premium tax and the amount of any tax.

      In order to reimburse us for the premium tax we may pay on Purchase Payments, our policy is to deduct the amount of such taxes from the amount you apply to provide an annuity at the time of annuitization. However, we reserve the right to deduct the amount of any applicable tax from your

Account at any time, including at the time you make a Purchase Payment or make a full or partial withdrawal. We do not make any profit on the deductions we make to reimburse premium taxes.

FUND EXPENSES

      There are fees and charges deducted from each Fund. These fees and expenses are described in the Fund prospectus(es) and related Statements of Additional Information.

MODIFICATION IN THE CASE OF GROUP CONTRACTS

      For Group Contracts, we may modify the annual Account Fee, the administrative expense charge and the mortality and expense risk charge upon notice to Owners. However, such modification will apply only with respect to Participant Accounts established after the effective date of the modification.

                                 DEATH BENEFIT

      If the Covered Person dies during the Accumulation Phase, we will pay a death benefit to your Beneficiary, using the payment method elected (a single cash payment or one of our Annuity Options). If the Beneficiary is not living on the date of death of the Covered Person, we will pay the death benefit in one sum to your estate. We do not pay a death benefit if the Covered Person dies during the Income Phase. However, the Beneficiary will receive any annuity payments provided under an Annuity Option that is in effect. If your Contract names more than one Covered Person, we will pay the death benefit upon the first death of such Covered Persons.

AMOUNT OF DEATH BENEFIT

      To calculate the amount of the death benefit, we use a "Death Benefit Date." The Death Benefit Date is the date we receive proof of the death of the Covered Person in an acceptable form ("Due Proof of Death") if you have elected a death benefit payment method before the death of the Covered Person and it remains in effect. Otherwise, the Death Benefit Date is the later of the date we receive Due Proof of Death or the date we receive the Beneficiary's election of either payment method or, if the Beneficiary is your spouse, Contract continuation. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, we reserve the right to provide a lump sum to your Beneficiary.

      The amount of the death benefit is determined as of the Death Benefit
Date.

THE BASIC DEATH BENEFIT

      In general, if you were 85 or younger on your Contract Date (the date we accepted your first Purchase Payment), the death benefit will be the greatest of the following amounts:

      1. Your Account Value for the Valuation Period during which the Death Benefit Date occurs;

      2. The amount we would pay if you had surrendered your entire Account on the Death Benefit Date; and

      3. Your total Purchase Payments (adjusted for partial withdrawals as described in "Calculating the Death Benefit") as of the Death Benefit Date.

      For examples of how to calculate this basic death benefit, see
Appendix C.

      If you were 86 or older on your Contract Date, the death benefit is equal to amount (2) above. Because this amount will reflect any applicable withdrawal charges and Market Value Adjustment, it may be less than your Account Value.

OPTIONAL DEATH BENEFIT RIDERS

      Subject to availability in your state, you may enhance the "Basic Death Benefit" by electing one or more of the following optional death benefit riders. You must make your election before the date on which your Contract becomes effective. You will pay a charge for each optional death benefit rider you elect. (For a description of these charges, see "Charges for Optional Death Benefit Riders.") The

Maximum Anniversary Account Value Rider, the 5% Premium Roll-Up Rider, and the Earnings Enhancement Rider are available only if you are younger than 80 on the Contract Date. Any optional death benefit election may not be changed after the Contract is issued. For a complete description of how the death benefits under the optional death benefit riders are calculated, see "Calculating the Death Benefit."

      MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER

      Under this rider, the death benefit will be the greater of:


      - any of the death benefit amounts payable under the "Basic Death Benefit" (above), or


      - your highest Account Value on any Account Anniversary before your 81st birthday, adjusted for any subsequent Purchase Payments, partial withdrawals and charges made between that Account Anniversary and the Death Benefit Date.

      5% PREMIUM ROLL-UP RIDER

      Under this rider, the death benefit will be the greater of:


      - any of the death benefit amounts payable under the "Basic Death Benefit" (above), or


      - the sum of your total Purchase Payments plus interest accruals, adjusted for partial withdrawals.

      Under this rider, interest accrues at a rate of 5% per year on Purchase Payments and transfers to the Variable Account while they remain in the Variable Account. The 5% interest accruals will continue until the earlier of:

      -  the first day of the month following your 80th birthday, or

      - the day the death benefit amount under this rider equals twice the total of your Purchase Payments and transferred amounts, adjusted for withdrawals.


      Net Purchase Payments under this rider will be adjusted for all partial withdrawals, as described in "Calculating the Death Benefit."


      EARNINGS ENHANCEMENT RIDER

      Under this rider, if you are 69 or younger on your Contract Date, the death benefit will be:


      - the greatest of any of the death benefit amounts payable under the "Basic Death Benefit" (above), plus


      - 40% of the lesser of your net Purchase Payments or your Account Value minus net Purchase Payments, calculated as of the Death Benefit Date.

      If you are between the ages of 70 and 79 on your Contract Date, the death benefit will be:


      - the greatest of any of the death benefit amounts payable under the "Basic Death Benefit" (above), plus



      - 25% of the lesser of your net Purchase Payments or your Account Value minus net Purchase Payments, calculated as of the Death Benefit Date.


      For examples of how the death benefit is calculated under the Earnings Enhancement Rider, see Appendix D.

      SELECTING MULTIPLE DEATH BENEFIT RIDERS

      If you elect more than one optional death benefit rider, the death benefit will be calculated as follows:

    1)  MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER COMBINED WITH 5% PREMIUM ROLL-UP
       RIDER: The death benefit will equal the greater of the death benefit under the Maximum Anniversary Account Value Rider or the death benefit under the 5% Premium Roll-Up Rider.

    2) MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER COMBINED WITH EARNINGS ENHANCEMENT RIDER: The death benefit will equal the death benefit under the Maximum Anniversary Account Value Rider, PLUS the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement Rider is calculated using the Account Value before the application of the Maximum Anniversary Account Rider.

    3) EARNINGS ENHANCEMENT RIDER COMBINED WITH 5% PREMIUM ROLL-UP RIDER: The death benefit will equal the death benefit under the 5% Premium Roll-Up Rider, PLUS the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement Rider is calculated using the Account Value before the application of the 5% Premium Roll-Up Rider.

    4) MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER, THE 5% PREMIUM ROLL-UP RIDER AND THE EARNINGS ENHANCEMENT RIDER: The death benefit will equal the GREATER of the death benefit under the Maximum Anniversary Account Value Rider or the death benefit under the 5% Premium Roll-Up Rider, PLUS the amount calculated under the Earnings Enhancement Rider. The death benefit under the Earnings Enhancement Rider is calculated using the Account Value before the application of the 5% Premium Roll-Up Rider and the Maximum Anniversary Account Value Rider.

SPOUSAL CONTINUANCE

      If your spouse is your Beneficiary, upon your death your spouse may elect to continue the Contract as the Participant, rather than receive the death benefit amount. In that case, we will not pay a death benefit, but the Contract's Account Value will be equal to your Contract's death benefit amount, as defined under the "Basic Death Benefit" or any optional death benefit rider you have selected. All Contract provisions, including any optional death benefit riders you have selected, will continue as if your spouse had purchased the Contract on the Death Benefit Date with a deposit equal to the death benefit amount. For purposes of calculating death benefits and expenses from that date forward, your spouse's age on the original effective date of the Contract will be used.

CALCULATING THE DEATH BENEFIT

      In calculating the death benefit amount payable under option (3) of the "Basic Death Benefit" or any of the optional death benefit riders, any partial withdrawals will reduce the death benefit amount to an amount equal to the death benefit amount immediately before the withdrawal multiplied by the ratio of the Account Value immediately after the withdrawal to the Account Value immediately before the withdrawal.

      If the death benefit is the amount payable under options (2) or (3) of the "Basic Death Benefit" or under any of the optional death benefit riders, your Account Value may be increased by the excess, if any, of that amount over option
(1) of the "Basic Death Benefit." Any such increase will be allocated to the Sub-Accounts in proportion to your Account Value in those Sub-Accounts on the Death Benefit Date. Such increase will be made only if the Beneficiary elects to annuitize, elects to defer annuitization, or elects to continue the Contract. Also, any portion of this new Account Value attributed to the Fixed Account will be transferred to the available Money Market Fund investment option (without the application of a Market Value Adjustment). If your spouse, as the named Beneficiary, elects to continue the Contract after your death, your spouse may transfer any such Fixed Account portion back to the Fixed Account and begin a new Guarantee Period.

METHOD OF PAYING DEATH BENEFIT

      The death benefit may be paid in a single cash payment or as an annuity (either fixed, variable or a combination), under one or more of our Annuity Options. We describe the Annuity Options in this Prospectus under "The Income Phase -- Annuity Provisions."

      During the Accumulation Phase, you may elect the method of payment for the death benefit. If no such election is in effect on the date of your death, the Beneficiary may elect either a single cash payment or an annuity. If the Beneficiary is your spouse, the Beneficiary may elect to continue the

Contract. These elections are made by sending us a completed election form, which we will provide. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, we will pay the death benefit in a single cash payment.

      If we pay the death benefit in the form of an Annuity Option, the Beneficiary becomes the Annuitant/Payee under the terms of that Annuity Option.

NON-QUALIFIED CONTRACTS

      If your Contract is a Non-Qualified Contract, special distribution rules apply to the payment of the death benefit. The amount of the death benefit must be distributed either (1) as a lump sum within 5 years after your death, or
(2) if in the form of an annuity, over a period not greater than the life or expected life of the "designated beneficiary" within the meaning of
Section 72(s) of the Internal Revenue Code, with payments beginning no later than one year after your death.

      The person you have named as Beneficiary under your Contract, if any, will be the "designated beneficiary." If the named Beneficiary is not living and no contingent beneficiary has been named, the Annuitant automatically becomes the designated beneficiary.

      If the designated beneficiary is your surviving spouse, your spouse may continue the Contract in his or her own name as Participant. To make this election, your spouse must give us written notification within 60 days after we receive Due Proof of Death. The special distribution rules will then apply on the death of your spouse. To understand what happens when your spouse continues the Contract, see "Spousal Continuance," above.

      During the Income Phase, if the Annuitant dies, the remaining value of the Annuity Option in place must be distributed at least as rapidly as the method of distribution under that option.

      If the Participant is not a natural person, these distribution rules apply on a change in, or the death of, either the Annuitant or the Co-Annuitant.

      Payments made in contravention of these special rules would adversely affect the treatment of the Contracts as annuity contracts under the Internal Revenue Code. Neither you nor the Beneficiary may exercise rights that would have that effect.

SELECTION AND CHANGE OF BENEFICIARY

      You select your Beneficiary in your Application. You may change your Beneficiary at any time by sending us written notice on our required form, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

PAYMENT OF DEATH BENEFIT

      Payment of the death benefit in cash will be made within 7 days of the Death Benefit Date, except if we are permitted to defer payment in accordance with the Investment Company Act of 1940. If an Annuity Option is elected, the Annuity Commencement Date will be the first day of the second calendar month following the Death Benefit Date, and your Account will remain in effect until the Annuity Commencement Date.

DUE PROOF OF DEATH

      We accept any of the following as proof of any person's death:

      -  An original certified copy of an official death certificate;

      - An original certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

      -  Any other proof we find satisfactory.

                     THE INCOME PHASE -- ANNUITY PROVISIONS

      During the Income Phase, we make regular monthly annuity payments to the Annuitant.

      The Income Phase of your Contract begins with the Annuity Commencement Date. On that date, we apply your Account Value, adjusted as described below, under the Annuity Option(s) you have selected, and we make the first annuity payment.

      Once the Income Phase begins, no lump sum settlement option or cash withdrawals are permitted, except pursuant to Annuity Option D, Monthly Payments for a Specified Period Certain, as described below under the heading "Annuity Options," and you cannot change the Annuity Option selected. You may request a full withdrawal before the Annuity Commencement Date, which will be subject to all charges applicable on withdrawals (see "Withdrawals, Withdrawal Charge and Market Value Adjustment").

SELECTION OF THE ANNUITANT OR CO-ANNUITANT

      You select the Annuitant in your Application. The Annuitant is the person who receives annuity payments during the Income Phase and on whose life these payments are based. In your Contract, the Annuity Option(s) refer to the Annuitant as the "Payee." If you name someone other than yourself as Annuitant and the Annuitant dies before the Income Phase, you become the Annuitant.

      In a Non-Qualified Contract, if you name someone other than yourself as Annuitant, you may also select a Co-Annuitant, who will become the new Annuitant if the original Annuitant dies before the Income Phase. If both the Annuitant and Co-Annuitant die before the Income Phase, you become the Annuitant. If you have named both an Annuitant and a Co-Annuitant, you may designate one of them to become the sole Annuitant as of the Annuity Commencement Date, if both are living at that time. If you have not made that designation on the 30th day before the Annuity Commencement Date, and both the Annuitant and the Co-Annuitant are still living, the Co-Annuitant will become the Annuitant.

      When an Annuity Option has been selected as the method of paying the death benefit, the Beneficiary is the Payee of the annuity payment.

SELECTION OF THE ANNUITY COMMENCEMENT DATE

      You select the Annuity Commencement Date in your Application. The following restrictions apply to the date you may select:

      - The earliest possible Annuity Commencement Date is the first day of the first month following your first Account Anniversary.

      - The latest possible Annuity Commencement Date is the first day of the month following the Annuitant's 95th birthday or, if there is a Co-Annuitant, the 95th birthday of the younger of the Annuitant and Co-Annuitant.

      -  The Annuity Commencement Date must always be the first day of a month.

      You may change the Annuity Commencement Date from time to time by sending us written notice, with the following additional limitations:

      - We must receive your notice at least 30 days before the current Annuity Commencement Date.

      - The new Annuity Commencement Date must be at least 30 days after we receive the notice.

      There may be other restrictions on your selection of the Annuity Commencement Date imposed by your retirement plan or applicable law. In most situations, current law requires that for a Qualified Contract, certain minimum distributions must commence no later than April 1 following the year the Annuitant reaches age 70 1/2 (or, for Qualified Contracts other than IRAs, no later than April 1 following the year the Annuitant retires, if later than the year the Annuitant reaches age 70 1/2).

ANNUITY OPTIONS

      We offer the following Annuity Options for payments during the Income Phase. Each Annuity Option may be selected for a Variable Annuity, a Fixed Annuity, or a combination of both. We may also agree to other settlement options, at our discretion.

      ANNUITY OPTION A -- LIFE ANNUITY

      We provide monthly payments during the lifetime of the Annuitant. Annuity payments stop when the Annuitant dies. There is no provision for continuation of any payments to a Beneficiary.

      ANNUITY OPTION B -- LIFE ANNUITY WITH 60, 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN

      We make monthly payments during the lifetime of the Annuitant. In addition, we guarantee that the Beneficiary will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period. The election of a longer period results in smaller monthly payments. If no Beneficiary is designated, we pay the discounted value of the remaining payments in one sum to the Annuitant's estate. The Beneficiary may also elect to receive the discounted value of the remaining payments in one sum. The discount rate for a Variable Annuity will be the assumed interest rate in effect; the discount rate for a Fixed Annuity will be based on the interest rate we used to determine the amount of each payment.

      ANNUITY OPTION C -- JOINT AND SURVIVOR ANNUITY

      We make monthly payments during the lifetime of the Annuitant and another person you designate and during the lifetime of the survivor of the two. We stop making payments when the survivor dies. There is no provision for continuance of any payments to a Beneficiary.

      ANNUITY OPTION D -- MONTHLY PAYMENTS FOR A SPECIFIED PERIOD CERTAIN

      We make monthly payments for a specified period of time from 5 to 30 years, as you elect. If payments under this option are paid on a variable annuity basis, the Annuitant may elect to receive, at any time, some or all of the discounted value of the remaining payments, less any applicable withdrawal charge; the discount rate for this purpose will be the assumed interest rate in effect. If the Annuitant dies during the period selected, the remaining income payments are made as described under Annuity Option B. The election of this Annuity Option may result in the imposition of a penalty tax. The 5- to 9-year period certain is not available if your Account has been issued within the past 7 years.

SELECTION OF ANNUITY OPTION

      You select one or more of the Annuity Options, which you may change from time to time during the Accumulation Phase, as long as we receive your selection or change in writing at least 30 days before the Annuity Commencement Date. If we have not received your written selection on the 30th day before the Annuity Commencement Date, you will receive Annuity Option B, for a life annuity with 120 monthly payments certain.

      You may specify the proportion of your Adjusted Account Value you wish to provide a Variable Annuity or a Fixed Annuity. Under a Variable Annuity, the dollar amount of payments will vary, while under a Fixed Annuity, the dollar amount of payments will remain the same. If you do not specify a Variable Annuity or a Fixed Annuity, your Adjusted Account Value will be divided between Variable Annuities and Fixed Annuities in the same proportions as your Account Value was divided between the Variable and Fixed Accounts on the Annuity Commencement Date. You may allocate your Adjusted Account Value applied to a Variable Annuity among the Sub-Accounts, or we will use your existing allocations.

      There may be additional limitations on the options you may elect under your particular retirement plan or applicable law.

      REMEMBER THAT THE ANNUITY OPTIONS MAY NOT BE CHANGED ONCE ANNUITY PAYMENTS BEGIN.

AMOUNT OF ANNUITY PAYMENTS

      ADJUSTED ACCOUNT VALUE

      The Adjusted Account Value is the amount we apply to provide a Variable Annuity and/or a Fixed Annuity. We calculate Adjusted Account Value by taking your Account Value on the Business Day just before the Annuity Commencement Date and making the following adjustments:

      - We deduct a proportional amount of the Account Fee, based on the fraction of the current Account Year that has elapsed.

      - If applicable, we apply the Market Value Adjustment to your Account Value in the Fixed Account, which may result in a deduction, an addition, or no change.

      - We deduct any applicable premium tax or similar tax if not previously deducted.


      - On the Annuity Commencement Date, we will exchange your Account's Variable Annuity Units for Annuitization Units which have an annual insurance charge of 1.15% of your average daily net assets (1.00% if your initial Purchase Payment was $1,000,000 or more). If your Annuity Commencement Date is within 7 years of the Contract Date, the annual insurance charge will be increased by 0.25%.


      VARIABLE ANNUITY PAYMENTS

      Variable Annuity payments may vary each month. We determine the dollar amount of the first payment using the portion of your Adjusted Account Value applied to a Variable Annuity and the Annuity Payment Rates in your Contract, which are based on an assumed interest rate of 3% per year, compounded annually. See "Annuity Payment Rates."

      To calculate the remaining payments, we convert the amount of the first payment into Annuity Units for each Sub-Account; we determine the number of those Annuity Units by dividing the portion of the first payment attributable to the Sub-Account by the Annuity Unit Value of that Sub-Account for the Valuation Period ending just before the Annuity Commencement Date. This number of Annuity Units for each Sub-Account will remain constant (unless the Annuitant requests an exchange of Annuity Units). However, the dollar amount of the next Variable Annuity payment -- which is the sum of the number of Annuity Units for each Sub-Account times its Annuity Unit Value for the Valuation Period ending just before the date of the payment -- will increase, decrease, or remain the same, depending on the net investment return of the Sub-Accounts.

      If the net investment return of the Sub-Accounts selected is the same as the assumed interest rate of 3%, compounded annually, the payments will remain level. If the net investment return exceeds the assumed interest rate, payments will increase and, conversely, if it is less than the assumed interest rate, payments will decrease.

      Please refer to the Statement of Additional Information for more information about calculating Variable Annuity Units and Variable Annuity payments, including examples of these calculations.

      FIXED ANNUITY PAYMENTS

      Fixed Annuity payments are the same each month. We determine the dollar amount of each Fixed Annuity payment using the fixed portion of your Adjusted Account Value and the applicable Annuity Payment Rates. These will be either
(1) the rates in your Contract, which are based on a minimum guaranteed interest rate of 2.5% per year, compounded annually, or (2) new rates we have published and are using on the Annuity Commencement Date, if they are more favorable. See "Annuity Payment Rates."

      MINIMUM PAYMENTS

      If your Adjusted Account Value is less than $2,000, or the first annuity payment for any Annuity Option is less than $20, we will pay the Adjusted Account Value to the Annuitant in one payment.

EXCHANGE OF VARIABLE ANNUITY UNITS

      During the Income Phase, the Annuitant may exchange Annuity Units in one Sub-Account for Annuity Units in another Sub-Account, up to 12 times each Account Year. To make an exchange, the Annuitant sends us, at our Annuity Mailing Address, a written request stating the number of Annuity Units in the Sub-Account he or she wishes to exchange and the new Sub-Account for which Annuity Units are requested. The number of new Annuity Units will be calculated so the dollar amount of an annuity payment on the date of the exchange would not be affected. To calculate this number, we use Annuity Unit values for the Valuation Period during which we receive the exchange request.

      Before exchanging Annuity Units in one Sub-Account for those in another, the Annuitant should carefully review the Fund prospectus(es) for the investment objectives and risk disclosure of the Funds in which the Sub-Accounts invest.

      During the Income Phase, we permit only exchanges among Sub-Accounts. No exchanges to or from a Fixed Annuity are permitted.

ACCOUNT FEE

      During the Income Phase, we deduct the annual Account Fee of $35 in equal amounts from each Variable Annuity payment. We do not deduct the annual Account Fee from Fixed Annuity payments.

ANNUITY PAYMENT RATES

      The Contracts contain Annuity Payment Rates for each Annuity Option described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of (a) the first monthly Variable Annuity payment based on the assumed interest rate specified in the applicable Contract (3% per year, compounded annually), and (b) the monthly Fixed Annuity payment, when this payment is based on the minimum guaranteed interest rate specified in the Contract (at least 2.5% per year, compounded annually). We may change these rates under Group Contracts for Accounts established after the effective date of such change (see "Other Contract Provisions -- Modification").

      The Annuity Payment Rates may vary according to the Annuity Option elected and the adjusted age of the Annuitant. The Contracts also describe the method of determining the adjusted age of the Annuitant. The mortality table used in determining the Annuity Payment Rates for Annuity Options A, B and C is the Annuity 2000 Table.

ANNUITY OPTIONS AS METHOD OF PAYMENT FOR DEATH BENEFIT

      You or your Beneficiary may also select one or more Annuity Options to be used in the event of the covered person's death before the Income Phase, as described under the "Death Benefit" section of this Prospectus. In that case, your Beneficiary will be the Annuitant. The Annuity Commencement Date will be the first day of the second month beginning after the Death Benefit Date.

                           OTHER CONTRACT PROVISIONS

EXERCISE OF CONTRACT RIGHTS

      An Individual Contract belongs to the individual to whom the Contract is issued. A Group Contract belongs to the Owner. In the case of a Group Contract, the Owner may expressly reserve all Contract rights and privileges; otherwise, each Annuitant will be entitled to exercise such rights and privileges. In any case, such rights and privileges can be exercised without the consent of the Beneficiary (other than an irrevocably designated Beneficiary) or any other person. Such rights and privileges may be exercised only during the lifetime of the Annuitant before the Annuity Commencement Date, except as the Contract otherwise provides.

      The Annuitant becomes the Payee on and after the Annuity Commencement Date. The Beneficiary becomes the Payee on the death of the Participant prior to the Annuity Commencement Date, or on the death of the Annuitant after the Annuity Commencement Date. Such Payee may thereafter exercise such rights and privileges, if any, of ownership which continue.

CHANGE OF OWNERSHIP

      Ownership of a Qualified Contract may not be transferred except to:
(1) the Annuitant; (2) a trustee or successor trustee of a pension or profit sharing trust which is qualified under Section 401 of the Internal Revenue Code;
(3) the employer of the Annuitant, provided that the Qualified Contract after transfer is maintained under the terms of a retirement plan qualified under
Section 403(a) of the

Internal Revenue Code for the benefit of the Annuitant; (4) the trustee or custodian of an individual retirement account plan qualified under Section 408 of the Internal Revenue Code for the benefit of the Participants under a Group Contract; or (5) as otherwise permitted from time to time by laws and regulations governing the retirement or deferred compensation plans for which a Qualified Contract may be issued. Subject to the foregoing, a Qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

      The Owner of a Non-Qualified Contract may change the ownership of the Contract prior to the Annuity Commencement Date; and each Participant, in like manner, may change the ownership interest in a Contract. A change of ownership will not be binding on us until we receive written notification. When we receive such notification, the change will be effective as of the date on which the request for change was signed by the Owner or Participant, as appropriate, but the change will be without prejudice to us on account of any payment we make or any action we take before receiving the change. If you change the Owner of a Non-Qualified Contract, you will become immediately liable for the payment of taxes on any gain realized under the Contract prior to the change of ownership, including possible liability for a 10% federal excise tax.

      Change of ownership may affect the availability of optional death benefit riders or the expenses incurred with the optional death benefit riders.

VOTING OF FUND SHARES

      We will vote Fund shares held by the Sub-Accounts at meetings of shareholders of the Funds or in connection with similar solicitations, but will follow voting instructions received from persons having the right to give voting instructions. During the Accumulation Phase, you will have the right to give voting instructions, in the case of a Group Contract where the Owner has reserved this right. During the Income Phase, the Payee -- that is the Annuitant or Beneficiary entitled to receive benefits -- is the person having such voting rights. We will vote any shares attributable to us and Fund shares for which no timely voting instructions are received in the same proportion as the shares for which we receive instructions from Owners, Participants and Payees, as applicable.

      Owners of Qualified Contracts issued on a group basis may be subject to other voting provisions of the particular plan and of the Investment Company Act of 1940. Employees who contribute to plans that are funded by the Contracts may be entitled to instruct the Owners as to how to instruct us to vote the Fund shares attributable to their contributions. Such plans may also provide the additional extent, if any, to which the Owners shall follow voting instructions of persons with rights under the plans. If no voting instructions are received from any such person with respect to a particular Participant Account, the Owner may instruct the Company as to how to vote the number of Fund shares for which instructions may be given.

      Neither the Variable Account nor the Company is under any duty to provide information concerning the voting instruction rights of persons who may have such rights under plans, other than rights afforded by the Investment Company Act of 1940, or any duty to inquire as to the instructions received or the authority of Owners, Participants or others, as applicable, to instruct the voting of Fund shares. Except as the Variable Account or the Company has actual knowledge to the contrary, the instructions given by Owners under Group Contracts and Payees will be valid as they affect the Variable Account, the Company and any others having voting instruction rights with respect to the Variable Account.

      All Fund proxy material, together with an appropriate form to be used to give voting instructions, will be provided to each person having the right to give voting instructions at least 10 days prior to each meeting of the shareholders of the Fund. We will determine the number of Fund shares as to which each such person is entitled to give instructions as of the record date set by the Fund for such meeting, which is expected to be not more than 90 days prior to each such meeting. Prior to the Annuity Commencement Date, the number of Fund shares as to which voting instructions may be given to the Company is determined by dividing the value of all of the Variable Accumulation Units of the particular Sub-Account credited to the Participant Account by the net asset value of one Fund share as of the same date. On or after the Annuity Commencement Date, the number of Fund shares as to which such instructions may be given by a Payee is determined by dividing the reserve held by the

Company in the Sub-Account with respect to the particular Payee by the net asset value of a Fund share as of the same date. After the Annuity Commencement Date, the number of Fund shares as to which a Payee is entitled to give voting instructions will generally decrease due to the decrease in the reserve.

PERIODIC REPORTS

      During the Accumulation Period we will send you, or such other person having voting rights, at least once during each Account Year, a statement showing the number, type and value of Accumulation Units credited to your Account and the Fixed Accumulation Value of your Account, which statement shall be accurate as of a date not more than 2 months previous to the date of mailing. These periodic statements contain important information concerning your transactions with respect to your Contract. It is your obligation to review each such statement carefully and to report to us, at the address or telephone number provided on the statement, any errors or discrepancies in the information presented therein within 60 days of the date of such statement. Unless we receive notice of any such error or discrepancy from you within such period, we may not be responsible for correcting the error or discrepancy.

      In addition, every person having voting rights will receive such reports or prospectuses concerning the Variable Account and the Funds as may be required by the Investment Company Act of 1940 and the Securities Act of 1933. We will also send such statements reflecting transactions in your Account as may be required by applicable laws, rules and regulations.

      Upon request, we will provide you with information regarding fixed and variable accumulation values.

SUBSTITUTION OF SECURITIES

      Shares of any or all Funds may not always be available for investment under the Contract. We may add or delete Funds or other investment companies as variable investment options under the Contract. We may also substitute for the shares held in any Sub-Account shares of another Fund or shares of another registered open-end investment company or unit investment trust, provided that the substitution has been approved, if required, by the SEC. In the event of any substitution pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the substitution.

CHANGE IN OPERATION OF VARIABLE ACCOUNT

      At our election and subject to any necessary vote by persons having the right to give instructions with respect to the voting of Fund shares held by the Sub-Accounts, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required. Deregistration of the Variable Account requires an order by the SEC. In the event of any change in the operation of the Variable Account pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change and take such other action as may be necessary and appropriate to effect the change.

SPLITTING UNITS

      We reserve the right to split or combine the value of Variable Accumulation Units, Annuity Units or any of them. In effecting any such change of unit values, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Contract.

MODIFICATION

      Upon notice to the Participant, in the case of an Individual Contract, and the Owner and Participant(s), in the case of a Group Contract (or the Payee(s) during the Income Phase), we may modify the Contract if such modification:
(i) is necessary to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject; (ii) is necessary to assure continued qualification of the Contract under the

Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts; (iii) is necessary to reflect a change in the operation of the Variable Account or the Sub-Account(s) (see "Change in Operation of Variable Account"); (iv) provides additional Variable Account and/or fixed accumulation options; or (v) as may otherwise be in the best interests of Owners, Participants, or Payees, as applicable. In the event of any such modification, we may make appropriate endorsement in the Contract to reflect such modification.

      In addition, upon notice to the Owner, we may modify a Group Contract to change the withdrawal charges, Account Fee, mortality and expense risk charges, administrative expense charges, the tables used in determining the amount of the first monthly variable annuity and fixed annuity payments and the formula used to calculate the Market Value Adjustment, provided that such modification applies only to Participant Accounts established after the effective date of such modification. In order to exercise our modification rights in these particular instances, we must notify the Owner of such modification in writing. The notice shall specify the effective date of such modification which must be at least 60 days following the date we mail notice of modification. All of the charges and the annuity tables which are provided in the Group Contract prior to any such modification will remain in effect permanently, unless improved by the Company, with respect to Participant Accounts established prior to the effective date of such modification.

DISCONTINUANCE OF NEW PARTICIPANTS

      We may limit or discontinue the acceptance of new Applications and the issuance of new Certificates under a Group Contract by giving 30 days prior written notice to the Owner. This will not affect rights or benefits with respect to any Participant Accounts established under such Group Contract prior to the effective date of such limitation or discontinuance.

RESERVATION OF RIGHTS

      We reserve the right, to the extent permitted by law, to: (1) combine any 2 or more variable accounts; (2) add or delete Funds, sub-series thereof or other investment companies and corresponding Sub-Accounts; (3) add or remove Guarantee Periods available at any time for election by a Participant; and (4) restrict or eliminate any of the voting rights of Participants (or Owners) or other persons who have voting rights as to the Variable Account. Where required by law, we will obtain approval of changes from Participants or any appropriate regulatory authority. In the event of any change pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change.

RIGHT TO RETURN

      If you are not satisfied with your Contract, you may return it by mailing or delivering it to us at our Annuity Mailing Address, as shown on the cover of this Prospectus, within 10 days after it was delivered to you. When we receive the returned Contract, it will be cancelled and we will refund to you your Account Value.

      If applicable state law requires, we will return the full amount of any Purchase Payment(s) we received. State law may also require us to give you a longer "free look" period or allow you to return the Contract to your sales representative.

      If you are establishing an Individual Retirement Account ("IRA"), the Internal Revenue Code requires that we give you a disclosure statement containing certain information about the Contract and applicable legal requirements. We must give you this statement on or before the date the IRA is established. If we give you the disclosure statement before the seventh day preceding the date the IRA is established, you will not have any right of revocation under the Code. If we give you the disclosure statement at a later date, then you may give us a notice of revocation at any time within 7 days after your Contract Date. Upon such revocation, we will refund your Purchase Payment(s). This right of revocation with respect to an IRA is in addition to the return privilege set forth in the preceding paragraph. We allow a Participant establishing an IRA a "ten day free-look," notwithstanding the provisions of the Internal Revenue Code.

                               TAX CONSIDERATIONS

      This section describes general federal income tax consequences based upon our understanding of current federal tax laws. Actual federal tax consequences may vary depending on, among other things, the type of retirement plan with which you use and where the site where your Contract was issued. Also, legislation affecting the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Contracts that you purchased before the date of enactment. We do not make any guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract. You should consult a qualified tax professional for advice before purchasing a Contract or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Contract.

U.S. FEDERAL TAX CONSIDERATIONS

      The following discussion applies only to those Contracts issued in the United States. For a discussion of tax considerations effecting Contracts issued in Puerto Rico, see "Puerto Rico Tax Considerations," below.

      DEDUCTIBILITY OF PURCHASE PAYMENTS

      For federal income tax purposes, Purchase Payments made under Non-Qualified Contracts are not deductible.

      PRE-DISTRIBUTION TAXATION OF CONTRACTS

      Generally, an increase in the value of a Contract will not give rise to tax, prior to distribution.

      However, corporate (or other non-natural person) Owners of, and Participants under, a Non-Qualified Contract incur current tax, regardless of distribution, on Contract value increases. Such current taxation does not apply, though, to (i) immediate annuities, which the Internal Revenue Code (the "Code") defines as a single premium contract with an annuity commencement date within one year of the date of purchase, or (ii) any Contract that the non-natural person holds as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement).

      You should note that qualified retirement investments generally provide tax deferral regardless of whether the underlying contract is an annuity.

      DISTRIBUTIONS AND WITHDRAWALS FROM NON-QUALIFIED CONTRACTS

      The Account Value will include an amount attributable to Purchase Payments, the return of which is not taxable, and an amount attributable to investment earnings, the return of which is taxable at ordinary income rates. The relative portions of a distribution that derive from nontaxable Purchase Payments and taxable investment earnings depend upon the timing of the distribution.

      If you withdraw less than your entire Account Value under a Non-Qualified Contract before the Annuity Commencement Date, you must treat the withdrawal first as a return of investment earnings. You may treat only withdrawals in excess of the amount of the Account Value attributable to investment earnings as a return of Purchase Payments. Account Value amounts assigned or pledged as collateral for a loan will be treated as if withdrawn from the Contract.

      If a Payee receives annuity payments under a Non-Qualified Contract after the Annuity Commencement Date, however, the Payee treats a portion of each payment as a nontaxable return of Purchase Payments. In general, the nontaxable portion of such a payment bears the same ratio to the total payment as the Purchase Payments bear to the Payee's expected return under the Contract. The remainder of the payment constitutes a taxable return of investment earnings. Once the Payee has received nontaxable payments in an amount equal to total Purchase Payments, all future distributions constitute fully taxable ordinary income. If the Annuitant dies before the Payee recovers the full amount of Purchase Payments, the Payee may deduct an amount equal to unrecovered Purchase Payments.

      Upon the transfer of a Non-Qualified Contract by gift (other than to the Participant's spouse), the Participant must treat an amount equal to the Account Value minus the total amount paid for the Contract as income.

      A penalty tax of 10% may apply to taxable cash withdrawals and lump-sum payments from Non-Qualified Contracts. This penalty will not apply in certain circumstances, such as distributions pursuant to the death of the Participant or distributions under an immediate annuity (as defined above), or after age
59 1/2.

      DISTRIBUTIONS AND WITHDRAWALS FROM QUALIFIED CONTRACTS

      Generally, distributions from a Qualified Contract will constitute fully taxable ordinary income. Also, a 10% penalty tax will, except in certain circumstances, apply to distributions prior to age 59 1/2.

      Distributions from a Qualified Contract are not subject to current taxation or a 10% penalty, however, if:

      - the distribution is a hardship distribution or part of a series of payments for life or for a specified period of 10 years or more (an "eligible rollover distribution"), and

      - the Participant or Payee rolls over the distribution (with or without actually receiving the distribution) into a qualified retirement plan eligible to receive the rollover.

      Only you or your spouse may elect to roll over a distribution to an eligible retirement plan.

      WITHHOLDING

      In the case of an eligible rollover distribution (as defined above) from a Qualified Contract (other than from a Contract issued for use with an individual retirement account), we (or the plan administrator) must withhold and remit to the U.S. Government 20% of the distribution, unless the Participant or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover; however, only you or your spouse may elect a direct rollover. In the case of a distribution from
(i) a Non-Qualified Contract, (ii) a Qualified Contract issued for use with an individual retirement account, or (iii) a Qualified Contract where the distribution is not an eligible rollover distribution, we will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Participant or Payee provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Participant or Payee may credit against his or her federal income tax liability for the year of distribution any amounts that we (or the plan administrator) withhold.

      INVESTMENT DIVERSIFICATION AND CONTROL

      The Treasury Department has issued regulations that prescribe investment diversification requirements for mutual fund series underlying nonqualified variable contracts. Contracts must comply with these regulations to qualify as annuities for federal income tax purposes. Contracts that do not meet the guidelines are subject to current taxation on annual increases in value. We believe that each Fund available as an investment option under the Contract complies with these regulations. The preamble to the regulations states that the Internal Revenue Service may promulgate guidelines under which an owner's excessive control over investments underlying the contract will preclude the contract from qualifying as an annuity for federal tax purposes. We cannot predict whether such guidelines, if in fact promulgated, will be retroactive. We reserve the right to modify the Contract and/or the Variable Account to the extent necessary to comply with any such guidelines, but cannot assure that such modifications would satisfy any retroactive guidelines.

      TAX TREATMENT OF THE COMPANY AND THE VARIABLE ACCOUNT

      As a life insurance company under the Code, we will record and report operations of the Variable Account separately from other operations. The Variable Account will not, however, constitute a regulated investment company or any other type of taxable entity distinct from our other operations. We will not incur tax on the income of the Variable Account (consisting primarily of interest, dividends, and net capital gains) if we use this income to increase reserves under Contracts participating in the Variable Account.

      QUALIFIED RETIREMENT PLANS

      You may use Qualified Contracts with several types of qualified retirement plans. Because tax consequences will vary with the type of qualified retirement plan and the plan's specific terms and conditions, we provide below only brief, general descriptions of the consequences that follow from using Qualified Contracts in connection with various types of qualified retirement plans. We stress that the rights of any person to any benefits under these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms of the Qualified Contracts that you are using. These terms and conditions may include restrictions on, among other things, ownership, transferability, assignability, contributions and distributions.

      PENSION AND PROFIT-SHARING PLANS

      Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of retirement plans for employees. The Tax Equity and Fiscal Responsibility Act of 1982 eliminated most differences between qualified retirement plans of corporations and those of self-employed individuals. Self-employed persons, as a general rule, may therefore use Qualified Contracts as a funding vehicle for their retirement plans.

      TAX-SHELTERED ANNUITIES

      Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. The Code imposes restrictions on cash withdrawals from Section 403(b) annuities.

      If the Contracts are to receive tax-deferred treatment, cash withdrawals of amounts attributable to salary reduction contributions (other than withdrawals of accumulation account value as of December 31, 1988) may be made only when the Participant attains age 59 1/2, separates from service with the employer, dies or becomes disabled (within the meaning of Section 72(m)(7) of the Code). These restrictions apply to (i) any post-1988 salary reduction contributions, (ii) any growth or interest on post-1988 salary reduction contributions, and (iii) any growth or interest on pre-1989 salary reduction contributions that occurs on or after January 1, 1989. It is permissible, however, to withdraw post-1988 salary reduction contributions in cases of financial hardship. While the Internal Revenue Service has not issued specific rules defining financial hardship, we expect that to qualify for a hardship distribution, the Participant must have an immediate and heavy bona fide financial need and lack other resources reasonably available to satisfy the need. Hardship withdrawals (as well as certain other premature withdrawals) will be subject to a 10% tax penalty, in addition to any withdrawal charge applicable under the Contracts. Under certain circumstances the 10% tax penalty will not apply if the withdrawal is for medical expenses.

      Under the terms of a particular Section 403(b) plan, the Participant may be entitled to transfer all or a portion of the Account Value to one or more alternative funding options. Participants should consult the documents governing their plan and the person who administers the plan for information as to such investment alternatives.

      INDIVIDUAL RETIREMENT ACCOUNTS

      Sections 219 and 408 of the Code permit eligible individuals to contribute to an individual retirement program, including Simplified Employee Pension Plans, Employer/Association of Employees Established Individual Retirement Account Trusts, and Simple Retirement Accounts. Such IRAs are subject to limitations on contribution levels, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed in an IRA on a tax-deferred basis. If we sell Contracts for use with IRAs, the Internal Revenue Service or other agency may impose supplementary information requirements. We will provide purchasers of the Contracts for such purposes with any necessary information. You will have the right to revoke the Contract under certain circumstances, as described in the section of this Prospectus entitled "Right to Return."

      ROTH IRAS

      Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a traditional IRA under Section 408 of the Code, contributions to a Roth IRA are not tax-deductible. Provided certain conditions are satisfied, distributions are generally tax-free. Like traditional IRAs, Roth IRAs are subject to limitations on contribution amounts and the timing of distributions. If an individual converts a traditional IRA into a Roth IRA the full amount of the IRA is included in taxable income. The Internal Revenue Service and other agencies may impose special information requirements with respect to Roth IRAs. We will provide the necessary information for Contracts issued in connection with Roth IRAs.

PUERTO RICO TAX CONSIDERATIONS

      Puerto Rico tax laws with respect to qualified retirement plans described in this Prospectus vary significantly from those discussed above under "U.S. Federal Tax Considerations." Although we currently offer the Contract in Puerto Rico in connection with qualified retirement plans, the text of this Prospectus under the heading "U.S. Federal Tax Considerations" dealing with such qualified retirement plans is inapplicable to Puerto Rico and should be disregarded.

      The following discussion applies if your Contract is issued in Puerto
Rico:

      Under Section 1022 of the Puerto Rico Internal Revenue Code of 1994, as amended (the "1994 Code"), the Contract offered by this Prospectus is considered an annuity contract. The 1994 Code provides that no income tax is payable on increases in value of accumulation shares of annuity units credited to a variable annuity contract until payments are made to the annuitant or other payee under such contract.


      If any annuity distributions are made under an annuity contract, the annuitant or other payee will be required to include as gross income the portion of each payment equal to 3% of the aggregate premiums or other consideration paid for the annuity. The amount, if any, in excess of the included amount is excluded from gross income. After an amount equal to the aggregate amount excluded from gross income has been received up to your investment, all of the annuity payments are considered to be taxable income.


      In the event payment under a Contract is made in a lump sum, the amount of the payment would be included in the gross income of the Annuitant or other Payee to the extent of the Annuitant's aggregate premiums or other consideration paid.

      For further information regarding the income tax consequences of owning a Contract, you should consult a qualified tax adviser.


                         ADMINISTRATION OF THE CONTRACT


      We perform certain administrative functions relating to the Contract, Participant Accounts, and the Variable Account. These functions include, but are not limited to, maintaining the books and records of the Variable Account and the Sub-Accounts; maintaining records of the name, address, taxpayer identification number, Contract number, Participant Account number and type, the status of each Participant Account and other pertinent information necessary to the administration and operation of the Contract; processing Applications, Purchase Payments, transfers and full and partial withdrawals; issuing Contracts and Certificates; administering annuity payments; furnishing accounting and valuation services; reconciling and depositing cash receipts; providing confirmations; providing toll-free customer service lines; and furnishing telephonic transfer services.


                          DISTRIBUTION OF THE CONTRACT


      We offer the Contract on a continuous basis. Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon, a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.


      Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 6.50% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 0.50% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of Contracts or Certificates or other contracts offered by the Company. Promotional incentives may change at any time. Commissions may be waived or reduced in connection with certain transactions described in this Prospectus under the heading "Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates."


                            PERFORMANCE INFORMATION

      From time to time the Variable Account may publish reports to shareholders, sales literature and advertisements containing performance information relating to the Sub-Accounts. This information may include standardized and non-standardized "Average Annual Total Return," "Cumulative Growth Rate" and "Compound Growth Rate." We may also advertise "yield" and "effective yield" for some variable options.

      Average Annual Total Return measures the net income of the Sub-Account and any realized or unrealized gains or losses of the Fund in which it invests, over the period stated. Average Annual Total Return figures are annualized and represent the average annual percentage change in the value of an investment in a Sub-Account over that period. Standardized Average Annual Total Return information covers the period after the Variable Account was established or, if shorter, the life of the Series. Non-standardized Average Annual Total Return covers the life of each Fund, which may predate the Variable Account. Cumulative Growth Rate represents the cumulative change in the value of an investment in the Sub-Account for the period stated, and is arrived at by calculating the change in the Accumulation Unit Value of a Sub-Account between the first and the last day of the period being measured. The difference is expressed as a percentage of the Accumulation Unit Value at the beginning of the base period. "Compound Growth Rate" is an annualized measure, calculated by applying a formula that determines the level of return which, if earned over the entire period, would produce the cumulative return.

      Average Annual Total Return figures assume an initial purchase payment of $1,000 and reflect all applicable withdrawal and Contract charges. The Cumulative Growth Rate and Compound Growth Rate figures that we advertise do not reflect withdrawal charges or the Account Fee, although such figures do reflect all recurring charges. Results calculated without withdrawal and/or certain Contract charges will be higher. We may also use other types of rates of return that do not reflect withdrawal and Contract charges.

      The performance figures used by the Variable Account are based on the actual historical performance of the underlying Funds for the specified periods, and the figures are not intended to indicate future performance. For periods before the date the Contracts became available, we calculate the performance information for the Sub-Account on a hypothetical basis. To do this, we reflect deductions of the current Contract fees and charges from the historical performance of the corresponding Funds.

      Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (7-day period for the available Money Market Sub-Account), expressed as a percentage of the value of the Sub-Account's Accumulation Units. Yield is an annualized figure, which means that we assume that the Sub-Account generates the same level of net income over a one-year period and compound that income on a semi-annual basis. We calculate the effective yield for the Money Market

Sub-Account similarly, but include the increase due to assumed compounding. The Money Market Sub-Account's effective yield will be slightly higher than its yield as a result of its compounding effect.

      The Variable Account may also from time to time compare its investment performance to various unmanaged indices or other variable annuities and may refer to certain rating and other organizations in its marketing materials. More information on performance and our computations is set forth in the Statement of Additional Information.

      The Company may also advertise the ratings and other information assigned to it by independent industry ratings organizations. Some of these organizations are A.M. Best, Moody's Investor's Service, Standard and Poor's Insurance Rating Services, and Duff and Phelps. Each year A.M. Best reviews the financial status of thousands of insurers, culminating in the assignment of Best's rating. These ratings reflect A.M. Best's current opinion of the relevant financial strength and operating performance of an insurance company in comparison to the norms of the life/health industry. Best's ratings range from A++ to F. Standard and Poor's and Duff and Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurance company's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the Sub-Accounts.

      We may also advertise endorsements from organizations, individuals or other parties that recommend the Company or the Contracts. We may occasionally include in advertisements (1) comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets; or (2) discussions of alternative investment vehicles and general economic conditions.

                             AVAILABLE INFORMATION

      The Company and the Variable Account have filed with the SEC registration statements under the Securities Act of 1933 relating to the Contracts. This Prospectus does not contain all of the information contained in the registration statements and their exhibits. For further information regarding the Variable Account, the Company and the Contracts, please refer to the registration statements and their exhibits.

      In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934. We file reports and other information with the SEC to meet these requirements.

You can inspect and copy this information and our registration statements at the SEC's public reference facilities at the following locations: WASHINGTON, D.C. -- 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; CHICAGO, ILLINOIS -- 500 West Madison Street, Chicago, IL 60661; NEW YORK, NEW YORK -- 7 World Trade Center, 13th Floor, New York, NY 10048. The Washington, D.C. office will also provide copies by mail for a fee. You may also find these materials on the SEC's website (http:// www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


      The Company's Annual Report on Form 10-K for the year ended December 31, 1999 and the Quarterly Report on Form 10-Q for the period ended March 31, 2000, filed with the SEC, are incorporated by reference in this Prospectus. Any statement contained in a document we incorporate by reference is deemed modified or superceded to the extent that a later filed document, including this Prospectus, shall modify or supercede that statement. Any statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute part of this Prospectus.


      The Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of the document referred to above which has been incorporated by reference in this Prospectus, other than exhibits to such document (unless such exhibits are specifically incorporated by reference in this Prospectus). Requests for such document should be directed to the Secretary, Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, telephone (800) 225-3950.

                    ADDITIONAL INFORMATION ABOUT THE COMPANY

GENERAL




      The Company is engaged in the sale of individual variable life insurance, group life and disability insurance, and individual and group fixed and variable annuities. These contracts are sold in both the tax-qualified and non-tax-qualified markets. These products are distributed through individual insurance agents, insurance brokers and broker-dealers.



      For the year ended December 31, 1999, the Company filed its Annual Report on Form 10-K using audited statutory financial statements. The Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which is a comprehensive basis of accounting other than generally accepted accounting principles. The Company has changed its basis of accounting to generally accepted accounting principles ("GAAP") effective January 1, 2000 and has filed its Quarterly Report on Form 10-Q for the period ended March 31, 2000 in accordance with GAAP.



      The Company has restated its financial statements originally filed in its Annual Report on Form 10-K in accordance with GAAP. These financial statements are included in this Prospectus and are referred to in Management's Discussion and Analysis of Financial Condition and Results of Operations. See Note 13 to Consolidated Financial Statements of the Company for a reconcilation of statutory surplus to GAAP equity and statutory net income to GAAP net income.



SELECTED FINANCIAL DATA



      The following selected financial data for the Company should be read in conjunction with the audited Consolidated Financial Statements and the Notes
thereto included in this Prospectus beginning on page   and the Unaudited
Consolidated Financial Statements and the Notes thereto included in this
Prospectus beginning on page   .



                                              FOR THE           FOR THE YEAR ENDED DECEMBER 31,
                                           QUARTER ENDED    ---------------------------------------
                                          MARCH 31, 2000       1999          1998          1997
                                          ---------------   -----------   -----------   -----------
                                                               (IN THOUSANDS)
Revenues
  Premiums and other revenue                $    81,286     $   262,603   $   382,477   $   406,883
  Net investment income and realized
    gains                                        80,013         367,296       464,226       552,380
                                            -----------     -----------   -----------   -----------
                                                161,299         629,899       846,703       959,263
                                            -----------     -----------   -----------   -----------
Benefits and expenses
  Policyholder benefits                          80,259         334,890       588,108       672,350
  Other expenses                                 38,471         212,197       233,663       190,105
                                            -----------     -----------   -----------   -----------
                                                118,730         547,087       821,771       862,455
                                            -----------     -----------   -----------   -----------
Operating gain                                   42,569          82,812        24,932        96,808
Federal income tax expense                       14,899          29,080        10,768        35,338
                                            -----------     -----------   -----------   -----------
Net income                                  $    27,670     $    53,732   $    14,164   $    61,470
                                            ===========     ===========   ===========   ===========
Assets                                      $22,485,834     $21,484,913   $18,248,262   $17,335,515
                                            ===========     ===========   ===========   ===========
Surplus notes                               $   565,000     $   565,000   $   565,000   $   565,000
                                            ===========     ===========   ===========   ===========



      The Company has not restated the financial statements for 1996 and 1995; therefore, the selected financial data on a statutory basis of accounting for the Company as presented in its Annual

Report on Form 10-K for the year ended December 31, 1999 and for the quarter ended March 31, 2000 are shown below.



                             FOR THE                         FOR THE YEAR ENDED DECEMBER 31,
                          QUARTER ENDED    -------------------------------------------------------------------
                          MARCH 31, 2000      1999          1998          1997          1996          1995
                          --------------   -----------   -----------   -----------   -----------   -----------
                                                             (IN THOUSANDS)
Revenues
  Premiums, annuity
    deposits and other
    revenue                $   732,607     $ 2,869,250   $ 2,581,463   $ 2,623,629   $ 2,215,322   $ 1,883,901
  Net investment income
    and realized gains          32,681         190,844       187,208       298,121       310,172       315,966
                           -----------     -----------   -----------   -----------   -----------   -----------
                               765,288       3,060,094     2,768,671     2,921,750     2,525,494     2,199,867
                           -----------     -----------   -----------   -----------   -----------   -----------
Benefits and expenses
  Policyholder benefits        673,927       2,706,121     2,416,950     2,579,104     2,232,528     1,995,208
  Other expenses                60,681         239,136       214,607       206,065       175,342       150,937
                           -----------     -----------   -----------   -----------   -----------   -----------
                               734,608       2,945,257     2,631,557     2,785,169     2,407,870     2,146,145
                           -----------     -----------   -----------   -----------   -----------   -----------
Operating gain                  30,680         114,837       137,114       136,581       117,624        53,722
Federal income tax
  expense (benefit)              9,275          24,479        11,713         7,339        (5,400)       17,807
                           -----------     -----------   -----------   -----------   -----------   -----------
Net income                 $    21,405     $    90,358   $   125,401   $   129,242   $   123,024   $    35,915
                           ===========     ===========   ===========   ===========   ===========   ===========
Assets                     $20,898,166     $19,948,155   $16,902,621   $15,925,357   $13,621,952   $12,359,683
                           ===========     ===========   ===========   ===========   ===========   ===========
Surplus notes              $   565,000     $   565,000   $   565,000   $   565,000   $   315,000   $   650,000
                           ===========     ===========   ===========   ===========   ===========   ===========



See discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations."



CAUTIONARY STATEMENT



      This following discussions include forward-looking statements by the Company under the Private Securities Litigation Reform Act of 1995. These statements are not matters of historical fact; they relate to such topics as future product sales, volume growth, market share, market risk and financial goals. It is important to understand that these forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those that the statements anticipate. These risks and uncertainties may concern, among other things:



    - Heightened competition, particularly in terms of price, product features, and distribution capability, which could constrain the Company's growth and profitability.



    - Changes in interest rates and market conditions.



    - Regulatory and legislative developments.



    - Developments in consumer preferences and behavior patterns.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- YEAR ENDED DECEMBER 31, 1999



RESULTS OF OPERATIONS



      The following table provides a summary of income from operations by segment, which is discussed more fully below.



                NET INCOME FROM CONTINUING OPERATIONS BY SEGMENT
                                 (IN MILLIONS)



                                                                    1999       1998       1997
                                                                  --------   --------   --------
    Wealth Management                                              $59.7      $ 60.0     $ 60.7
    Individual Protection                                           (0.1)      (46.5)      (3.2)
    Group Protection                                                 0.4         1.3       (0.8)
    Corporate                                                       (6.2)       (0.7)       4.8
                                                                   -----      ------     ------
                                                                   $53.7      $ 14.1     $ 61.5
                                                                   =====      ======     ======



      YEAR ENDED DECEMBER 31, 1999 COMPARED TO 1998:



      NET INCOME



      Net income increased by $28.2 million to $42.4 million in 1999, reflecting an increase of $39.6 million in income from continuing operations, an increase of $0.9 million in income from discontinued operations, and $12.3 million after-tax loss from the sales of Massachusetts Casualty Insurance Company ("MCIC") and New London Trust F.S.B. ("NLT") which occurred in 1999.



      NET INCOME FROM CONTINUING OPERATIONS BY SEGMENT



      The Company's income from operations reflects the operations of its 4 business segments: the Wealth Management segment, the Individual Protection segment, the Group Protection segment and the Corporate segment.



      WEALTH MANAGEMENT SEGMENT



      The Wealth Management segment focuses on the savings and retirement needs of individuals preparing for retirement or who have already retired. It primarily markets to upscale consumers in the U.S., selling individual and group fixed and variable annuities. Its major product lines, "Regatta" and "Futurity," are combination fixed/variable annuities. In these combination annuities, contract holders have the choice of allocating payments either to a fixed account, which provides a guaranteed rate of return, or to variable accounts. Withdrawals from the fixed account are subject to market value adjustment. In the variable accounts, the contract holder can choose from a range of investment options and styles. The return depends upon investment performance of the options selected. Investment funds available under Regatta products are managed by Massachusetts Financial Services Company ("MFS"), an affiliate of the Company. Investment funds available under Futurity products are managed by several investment managers, including MFS and Sun Capital Advisers, Inc., a subsidiary of the Company.



      The Company distributes its annuity products through a variety of channels. For the Regatta products, about half are sold through securities brokers, a further one-fourth through financial institutions, and the remainder through insurance agents and financial planners. The Futurity products, introduced in February 1998, are primarily distributed through a dedicated wholesaler network, including Sun Life of Canada (U.S.) Distributors, Inc., a subsidiary of the Company.



      Although new pension products are not currently sold, there has been a substantial block of group retirement business in-force, including guaranteed investment contracts ("GICs"), pension plans and group annuities. A significant portion of these pension contracts are non-surrenderable, with the result that the Company's liquidity exposure is limited. GICs were marketed directly in the U.S. through independent managers. In 1997, the Company decided to no longer market group pension and GIC products.

      Net income decreased by $0.3 million to $59.7 million in 1999 as compared to 1998. The increase in fee and other income, due to increased business, was partially offset by higher operating expenses, resulting from both increased business and continued investment in the Futurity distribution network. In addition, the loss of earnings from the GICs, which block of business is declining, contributed to the minor decline in earnings. Following are the major factors affecting the Wealth Management segment's results in 1999 as compared to 1998:



- Fee and other income increased primarily as a result of higher variable annuity account balances. Fee income was higher by approximately $37 million in 1999 compared to 1998. Market appreciation and net deposit activity have been key factors in the growth in the account balances. This growth has generated corresponding increases in fee income, since fees are determined based on the average assets held in these accounts. Variable annuity assets have increased by approximately $3.8 billion, or 31%, since January 1, 1999.



- Net deposits of annuity products increased by $53 million to $290 million compared with 1998. The increase in net deposits results primarily from significant increases in new deposits offset by increased variable annuity surrenders in 1999. Management believes the increase in new deposits is mainly a result of the success of the Company's introduction, during the fourth quarter of 1998, of a higher Dollar Cost Averaging ("DCA") rate and a new six-month DCA program. Under these programs, which were redesigned in late 1996, deposits are made into the fixed portion of the annuity contract and receive a bonus rate of interest for the policy year. During the year, the fixed deposit is systematically transferred to the variable portion of the contract in equal periodic installments. While fixed annuity account deposits increased, deposits directly into variable accounts decreased in 1999. The Company believes this decline was a consequence of the heightened interest in the DCA programs in 1999.



     Total new deposits to fixed and variable annuities increased by $479 million to $2,746 million in 1999. Sales of the Futurity line of products represented $341 million or 12% of total annuity deposits in 1999, an increase of $219 million from 1998. The Company expects that sales of the Futurity product will continue to increase in the future, based on management's beliefs that market demand is growing for multi-manager variable annuity products, such as Futurity; that the productivity of Futurity's wholesale distribution network, established in 1998, will continue to grow; and that the marketplace will continue to respond favorably to introductions of new Futurity products and product enhancements.



     The surrenders are primarily related to older products which are no longer actively marketed. The Company expects that as the separate account block of business continues to grow, from both net deposits and asset appreciation, and as an increasing number of accounts are no longer subject to surrender charges, surrenders will tend to increase. The Company is implementing a conservation program with the aim of improving asset retention.



- There has been a shift in demand to variable account products from general account products. Most sales are either DCA or variable deposits. As a consequence, there has been a decline in average general account invested assets and, in turn, net investment income has declined. Net investment income reflects only income earned on invested assets of the general account. Net investment income and realized gains for the Wealth Management segment decreased by approximately $26 million in 1999 compared to 1998. This decline in average general account assets primarily reflects the Company's decision in 1997 to no longer market group pension and GIC products and as a consequence, a declining block of in-force business as GICs mature and are surrendered.



- Policyholder benefits (the major elements of which are interest credited to contractholder deposits and annuity benefits) decreased by approximately $12.6 million in 1999 as compared to 1998. This is less than the decrease in investment income as the surrenders of maturing GIC contracts on which the Company earns a positive spread are being partially replaced by sales of annuities under the Company's Dollar Cost Averaging ("DCA") programs. Under these programs, deposits are made into the fixed portion of the annuity contract and receive a bonus rate of interest for the policy year. During the year, the fixed deposit is systematically transferred to the variable portion of the contract in equal periodic installments.



- Other operating expenses increased by $9.0 million reflecting the increased volumes of both new business and inforce business and continued investment in the growth of the Futurity products wholesale distribution network.



- Amortization of deferred policy acquisition costs increased by $6.8 million primarily reflecting the impact of the increased variable annuity gross profits due to significant asset appreciation during 1999, and the resulting increase in fee income.



      INDIVIDUAL PROTECTION SEGMENT



      The Company currently markets individual variable life insurance products. These products include a variable universal life product marketed to the company-owned life insurance ("COLI") market, which product was introduced in late 1997. In September 1999, the Company introduced a new variable life product as part of the Futurity product portfolio.



      Prior to 1999, the Individual Protection segment consisted of two main elements, internal reinsurance and other life products.



      Internal Reinsurance



      In recent years, the Company has had various reinsurance agreements with Sun Life (Canada). In some of these arrangements, Sun Life (Canada) has reinsured the mortality risks of individual life policies sold in prior years by the Company. These agreements, in the aggregate, had an immaterial effect on net income in the years 1998 and 1999. Under another reinsurance agreement, which became effective January 1, 1991 and terminated October 1, 1998, the Company reinsured certain individual life insurance contracts issued by Sun Life (Canada). Prior to its termination, this agreement had the effect of increasing income from operations by approximately $16.5 million in 1998. In addition, the effect of terminating this agreement was to decrease 1998 net income by approximately $64.0 million as the termination payment made was greater than the net reserves (reserves assumed less deferred policy acquisition costs) held under the agreement. Because this agreement terminated in 1998, it had no effect on income from operations in 1999.



      Other Life Products



      Net income associated with the other life products directly issued by the Company from the Individual Protection segment decreased by approximately
$0.5 million from 1998.



      GROUP PROTECTION SEGMENT



      The Group Protection segment focuses on providing life and disability insurance to small and medium size employers as part of those companies' employee benefit plans. This segment operates only in the state of New York through a subsidiary. Net income from the Group Protection segment decreased by $0.9 million from 1998 primarily due to unfavorable claims experience in the group life product.



      CORPORATE SEGMENT



      The Corporate segment includes the unallocated capital of the Company, its debt financing and items not otherwise attributable to the other segments.



      Net income for the Corporate segment decreased by $5.5 million to ($6.2) million. This decrease reflected lower net investment income, mainly from lower assets due to dividend payments in 1999 of $80 million and in 1998 of $50 million, and increased operational expenses. Income taxes in 1999 reflected an income tax benefit associated with tax operating losses with subsidiaries not allocated to the operating segments.

      YEAR ENDED DECEMBER 31, 1998 COMPARED TO 1997:



      NET INCOME



      Net income decreased by $116.3 million to $14.2 million in 1998, reflecting a decrease of $47.4 million in income from continuing operations and a decrease of $68.9 million in income from discontinued operations. On
December 24, 1997 the Company transferred through a dividend its investment in MFS. Net income of MFS in 1997 included in income from discontinued operations was $61.9 million. Net income from NLT and MCIC, which were both sold during 1999, included in income from discontinued operations was $.1 million in 1998 and $7.1 million in 1997.



      NET INCOME FROM CONTINUING OPERATIONS BY SEGMENT



      WEALTH MANAGEMENT SEGMENT



      Net income decreased by $0.7 million to $60.0 million in 1998 as compared to 1997. Increased fee and other income was mainly offset by higher operating expenses. Both fee income and operating expenses increased as a result of the increased business. In addition the start-up of the Company's own wholesaling distribution network for the Futurity product line increased operating expenses during 1998. Also impacting net income was the loss of earnings from GICs, which block of business declined. Following are the major factors affecting the Wealth Management segment's results in 1998 as compared to 1997:



    - Fee and other income increased primarily as a result of higher variable annuity account balances. Fee income was higher by approximately
      $29 million in 1998 compared to 1997. Market appreciation and net deposit activity have been key factors in the growth in the account balances. This growth has generated corresponding increases in fee income, since fees are determined based on the average assets held in these accounts. Variable annuity assets increased by approximately $2.8 billion or 30% since January 1, 1998.



    - Net deposits of annuity products decreased by $131 million to $237 million compared with 1997. The decrease in net deposits resulted from both a decrease in new deposits and increased variable annuity surrenders in 1998. Management believes the decrease in new deposits is mainly a result increased competition in the marketplace. In particular the competition in the DCA programs has intensified. During the fourth quarter of 1998, the Company introduced a higher DCA rate and a new six-month DCA program. While fixed annuity account deposits decreased, deposits directly into variable accounts increased in 1998. The Company believes the increase in variable deposits was a consequence of both the continuing strong growth in equity markets generally and the continuing strong performance of the investment funds underlying the Company's variable annuity products.



      Total new deposits to fixed and variable annuities decreased by $53 million to $2,267 million in 1998. Sales of the new Futurity line of products represented $122 million or 5% of total annuity deposits in 1998. The Company expects that sales of the Futurity product will continue to increase in the future, based on management's beliefs that market demand is growing for multi-manager variable annuity products, such as Futurity; that the productivity of Futurity's wholesale distribution network, established in 1998, will continue to grow; and that the marketplace will continue to respond favorably to introductions of new Futurity products and product enhancements.



      The surrenders are primarily related to older products which are no longer actively marketed and particularly those for which the surrender charge period has expired. The Company expects that as the separate account block of business continues to grow, from both net deposits and asset appreciation, and as an increasing number of accounts are no longer subject to surrender charges, surrenders will tend to increase.



    - There has been a shift in demand to variable account products from general account products. As a consequence, there has been a decline in average general account invested assets and, in turn, net investment income has declined. Net investment income reflects only income earned on invested assets of the general account. Net investment income and realized gains for the Wealth Management segment decreased by approximately
      $72 million in 1998 as compared to 1997. This decline in average general account assets primarily reflects the Company's decision in 1997 to no longer market group pension and GIC products and as a consequence, a declining block of in-force business as GICs mature and are surrendered.



    - Policyholder benefits (the major elements of which are interest credited to contractholder deposits and annuity benefits) decreased by approximately $62 million in 1998 as compared to 1997. This is less than the decrease in investment income as the surrenders of maturing GIC contracts on which the Company earns a positive spread were partially replaced by sales of annuities under the Company's DCA programs.



    - Other operating expenses increased by $16.0 million reflecting the increased volumes of both new business and inforce business and expenses associated with the startup of the Futurity product line and a new distribution network dedicated to marketing the Futurity products. Enhancements were made to the technology infrastructure to support the growth in business.



    - Amortization of deferred policy acquisition costs increased by $4.0 million primarily reflecting the impact of increased variable annuity gross profits due to significant asset appreciation during 1998, and the resulting increase in fee income.



      INDIVIDUAL PROTECTION SEGMENT



      Prior to 1999, the Individual Protection segment consisted of two main elements, internal reinsurance and other life products.



      Internal Reinsurance



      In recent years, the Company has had various reinsurance agreements with Sun Life (Canada). In some of these arrangements, Sun Life (Canada) has reinsured the mortality risks of individual life policies sold in prior years by the Company. These agreements, in the aggregate, had an immaterial effect on net income in the years 1998 and 1997. Under another reinsurance agreement, which became effective January 1, 1991 and terminated October 1, 1998, the Company reinsured certain individual life insurance contracts issued by Sun Life (Canada). Prior to its termination, this agreement had the effect of increasing income from operations by approximately $16.5 million in 1998. In addition, the effect of terminating this agreement was to decrease 1998 net income by approximately $64.0 million as the termination payment made was greater than the net reserves (reserves assumed less deferred policy acquisition costs) held under the agreement. This resulted in a net loss on the reinsurance in 1998 of $47.5 million as compared to a loss of $7.6 million in 1997.



      Other Life Products



      Net income associated with the other life products directly issued by the Company from the Individual Protection segment decreased by approximately
$3.3 million from 1997. The decrease reflects primarily higher death benefit payments, increased operating expenses associated with growth of the COLI business and increased amortization of deferred policy acquisition costs.



      GROUP PROTECTION SEGMENT



      Net income from the Group Protection segment of $1.3 million in 1998 increased by $2.1 million from 1997 primarily due to favorable claims experience. The claims experience in the disability products was poor in 1997 due to a greater number of claims. Claims returned to more normal levels in 1998.



      CORPORATE SEGMENT



      Net income for the Corporate segment decreased by $5.5 million to ($0.7) million. This decrease reflected lower net investment income, from both lower interest rates and lower assets from dividend payments in 1998 of $50 million, increased interest expense and increased operational expenses.

FINANCIAL CONDITION AND LIQUIDITY



      ASSETS



      The Company's total assets comprise those held in its general account and those held in its separate accounts. General account assets support general account liabilities. Separate accounts are investment vehicles for the Company's variable life and annuity contracts. Policyholders may choose from among various investment options offered under these contracts according to their individual needs and preferences. Policyholders assume the investment risks associated with these choices. State insurance law provides that separate account asset equal to reserves and other liabilities are not available to fund the liabilities of the general account.



      The following table summarizes significant changes in asset balances during 1999. The changes are discussed below.



                                                         ASSETS ($ IN MILLIONS)
                                                 ---------------------------------------   % CHANGE
                                                 DECEMBER 31, 1999    DECEMBER 31, 1998    1999/1998
                                                 ------------------   ------------------   ---------
General account assets.........................      $ 5,361.6            $ 5,945.3          (10.9)
Separate account assets........................       16,123.3             12,302.9           31.1
                                                     ---------            ---------          -----
Total assets...................................      $21,484.9            $18,248.2           17.7
                                                     =========            =========          =====



      General account assets decreased by 10.9% in 1999, but variable separate account assets increased by 31.1%. This growth in variable separate accounts as compared to the general account reflects 2 main factors: (1) appreciation of the funds held in the variable separate accounts exceeded that of the funds held in the general account; and (2) annuity deposits into variable accounts, including transfers under the DCA programs, have increased, while annuity deposits into fixed accounts have slowed. The Company believes this pattern has reflected a shift in the preferences of policyholders, which is largely attributable to the strong performance of equity markets in general and of the Company's variable account funds in particular.



      The assets of the general account are available to support general account liabilities. For management purposes, it is the Company's practice to segment its general account to facilitate the matching of assets and liabilities. General account assets primarily comprise cash, invested assets, and deferred policy acquisition costs, which represented essentially all of general account assets at December 31, 1999. Major types of invested asset holdings included fixed maturity securities, short-term investments, mortgages, real estate and other invested assets. The Company's fixed maturity securities amounted to $2,677.3 million, representing 59.0% of the Company's total cash plus invested assets ("total portfolio") at December 31, 1999, and included both public and private issues. It is the Company's policy to acquire only investment-grade securities. As a result, the overall quality of the fixed maturity portfolio is high. At December 31, 1999, only 6.0% of the fixed maturity portfolio was invested in below-investment-grade securities. Short-term investments of $177.2 million in fixed maturity securities represented 3.9% of the total portfolio. The Company's mortgage holdings amounted to $931.4 million at December 31, 1999, representing 20.5% of the total portfolio. All mortgage holdings at December 31, 1999 were in good standing. The Company believes that the high quality of its mortgage portfolio is largely attributable to its stringent underwriting standards. At December 31, 1999, investment real estate amounted to $95.1 million, representing about 2.1% of the total portfolio. The Company invests in real estate to enhance yields and, because of the long-term nature of these investments, the Company uses them for purposes of matching with products having long-term liability durations. Other invested assets amounted to $67.9 million, representing about 1.5% of the portfolio. Cash and cash equivalents of $550.3 million at December 31, 1999 represented about 12.1% of the total portfolio.



      LIABILITIES



      As with assets, the proportion of variable separate account liabilities to total liabilities has been increasing. Most of the Company's liabilities comprise reserves for life insurance and for annuity contracts and deposit funds. The Company expects the declining trend in general account liabilities to continue, because it believes that net maturities will continue to exceed sales for the fixed contracts associated with these liabilities. This trend stems mainly from the Company's 1997 decision to discontinue selling group pension and GIC contracts and to focus its marketing efforts on its combination fixed/variable annuity products.


                            ------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- QUARTERLY PERIOD ENDED MARCH 31, 2000



RESULTS OF OPERATIONS



      THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO 1999:



      NET INCOME



      Net income increased by $31.9 million to $27.7 million in the first three months of 2000, reflecting an increase of $7.1 million in income from continuing operations, a decrease of $0.8 million in income from discontinued operations, and $25.6 million of after-tax loss from the sale of Massachusetts Casualty Insurance Company which occurred in 1999.



      NET INCOME FROM OPERATIONS BY SEGMENT



      The following table provides a summary of income from operations by segment, which is discussed more fully below.



                     NET INCOME FROM OPERATIONS BY SEGMENT
                                 (IN MILLIONS)



                                                               THREE MONTHS
                                                                   ENDED
                                                                 MARCH 31,
                                                            -------------------
                                                              2000       1999     $ CHANGE   % CHANGE
                                                            --------   --------   --------   ---------
    Wealth Management                                        $32.6      $18.1      $14.5        80.1%
    Individual Protection                                      (.1)        --        (.1)          --
    Group Protection                                            .6         .4         .2        50.0%
    Corporate                                                 (5.4)       2.1       (7.5)     (357.1%)
                                                             -----      -----      -----     --------
                                                             $27.7      $20.6      $ 7.1        34.5%
                                                             =====      =====      =====     ========



      WEALTH MANAGEMENT SEGMENT



      Net income increased by $14.5 million to $32.6 million in the first three months of 2000 primarily due to the increased volume of in-force business. Following are the major factors affecting the Wealth Management segment's results in the first quarter of 2000 as compared to the same period in 1999.



      - Fee income increased primarily as a result of higher variable annuity account balances. Fee income was higher by approximately $19 million in the first three months of 2000 compared to the same period in 1999. Market appreciation and net deposit activity have been key factors in the growth in the account balances. This growth has generated corresponding increases in fee income, since fees are determined based on the average assets held in these accounts. Variable annuity assets have increased by almost $5 billion since January 1, 1999.



      - Net deposits of annuity products decreased by $99 million compared with the first quarter of 1999. The decrease in net deposits results primarily from increases in variable annuity surrenders in 2000. The surrenders are primarily related to older products which are no longer actively marketed. The Company expects that as the separate account block of business continues to grow, from both net deposits and asset appreciation, and as an increasing number of accounts are no longer subject to surrender charges, surrenders will tend to increase. The Company is implementing a conservation program with the aim of improving asset retention.



      - Total new deposits to fixed and variable annuities increased by $26 million to $669 million in 2000. Sales of the Futurity line of products represented $155 million of total annuity deposits in 2000, an increase of $96 million from the same three month period in 1999. The Company expects that sales of the Futurity product will continue to increase in the future, based on management's beliefs that market demand is growing for multi-manager variable annuity products, such as Futurity; that the productivity of Futurity's wholesale distribution network, established in 1998, will continue to grow; and that the marketplace will continue to respond favorably to introductions of new Futurity products and product enhancements.



      - There has been a shift in demand to variable account products from general account products. As a consequence, there has been a decline in average general account invested assets and, in turn, net investment income has declined. Net investment income reflects only income earned on invested assets of the general account. Net investment income and realized gains for the Wealth Management segment decreased by $20 million for the first three months of 2000 as compared to the same period in 1999. This decline in average general account assets primarily reflects the Company's decision in 1997 to no longer market group pension and GIC products and as a consequence, a declining block of in-force business as GICs mature and are surrendered.



      - Policyholder benefits (the major elements of which are interest credited to contractholder deposits and annuity benefits) decreased by approximately $5.4 million in the three months ended March 31, 2000 as compared to the same period in 1999. This is less than the decrease in investment income as the surrenders of maturing GIC contracts on which the Company earns a positive spread are being partially replaced by sales of annuities under the Company's Dollar-Cost Averaging ("DCA") programs. Under these programs, deposits are made into the fixed portion of the annuity contract and receive a bonus rate of interest for the policy year. During the year, the fixed deposit is systematically transferred to the variable portion of the contract in equal periodic installments.



      - Underwriting, acquisition and other operating expenses increased by $4.0 million reflecting the increased volumes of both new business and inforce business.



      - Amortization of deferred policy acquisition costs decreased by $21.6 million primarily reflecting the impact of the increased variable annuity assets, due to significant appreciation during the latter part of 1999 and through the first quarter of 2000, and the resulting increase in expected future gross profits from increased fee income. Since future gross profits are expected to be higher, the current amortization of deferred policy acquisition costs is lower.



      INDIVIDUAL PROTECTION SEGMENT



      The Company currently markets individual variable life insurance products. These products include a variable universal life product marketed to the company-owned life insurance ("COLI") market, which product was introduced in late 1997. In September 1999, the Company introduced a new variable life product as part of the Futurity product portfolio. The Company's management expects that the Company's variable life business will grow and become more significant in the future.



      Net income from the Individual Protection segment decreased by $0.1 million from the same period in 1999.



      GROUP PROTECTION SEGMENT



      The Group Protection segment focuses on providing life and disability insurance to small and medium size employers as part of those companies' employee benefit plans. This segment operates only in the state of New York through a subsidiary. Net income from the Group Protection segment increased by $0.2 million from the same period in 1999 primarily due to favorable claims experience.

      CORPORATE SEGMENT



      The Corporate segment includes the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments.



      In the first three months of 2000, income from operations for the Corporate segment decreased by $7.5 million to a ($5.4) million net loss. This decrease reflected lower net investment income, mainly from lower assets due to dividend payments in 1999 of $75 million, increased operational expenses and increased income taxes. Income taxes in 1999 reflected an income tax benefit associated with tax operating losses with subsidiaries not allocated to the operating segments.



FINANCIAL CONDITION & LIQUIDITY



      ASSETS



- The Company's total assets comprise those held in its general account and those held in its separate accounts. General account assets support general account liabilities. Separate accounts are investment vehicles for the Company's variable life and annuity contracts. Policyholders may choose from among various investment options offered under these contracts according to their individual needs and preferences. Policyholders assume the investment risks associated with these choices. Separate account assets are not available to fund the liabilities of the general account.



The following table summarizes significant changes in asset balances during the first three months of 2000. The changes are discussed below.



                                                                   ASSETS
                                                               (IN MILLIONS)               % CHANGE
                                                    MARCH 31, 2000    DECEMBER 31, 1999    2000/1999
                                                    ---------------   ------------------   ---------
General Account Assets                                 $ 5,187.0          $ 5,361.6          (3.3)
Separate Account Assets                                 17,298.8           16,123.3           7.3
                                                       ---------          ---------          ----
Total Assets                                           $22,485.8          $21,484.9           4.7
                                                       =========          =========          ====



      General account assets decreased by 3.3% in the first three months of 2000, but variable separate account assets increased by 7.3%. This growth in variable separate accounts as compared to the general account reflects two main factors: appreciation of the funds held in the variable separate accounts has exceeded that of the funds held in the general account; and annuity deposits into variable accounts, including transfers under the DCA programs have increased, while annuity deposits into fixed accounts have slowed. The Company believes this pattern has reflected a shift in the preferences of policyholders, which is largely attributable to the strong performance of equity markets in general and of the Company's variable account funds in particular.



      The assets of the general account are available to support general account liabilities. For management purposes, it is the Company's practice to segment its general account to facilitate the matching of assets and liabilities. General account assets primarily comprise cash, invested assets, and deferred policy acquisition costs, which represented essentially all of general account assets at March 31, 2000. Major types of invested asset holdings included fixed maturity securities, short-term investment mortgages, real estate and other invested assets. The Company's fixed maturity securities comprised 70.5% of the Company's portfolio at March 31, 2000, and included both public and private issues. It is the Company's policy to acquire only investment-grade securities. As a result, the overall quality of the fixed maturity portfolio is high. At March 31, 2000, only 5.1% of the fixed maturity portfolio was rated below-investment-grade. Short-term investments in fixed maturity securities represented 2.1% of the total portfolio. The Company's mortgage holdings amounted to $898.1 million at March 31, 2000, representing 22.3% of the total portfolio. All mortgage holdings at March 31, 2000 were in good standing. The Company believes that the high quality of its mortgage portfolio is largely attributable to its stringent underwriting standards. At March 31, 2000, investment real estate amounted to $94.3 million, representing about 2.3% of the total portfolio. The Company invests in real estate to enhance yields and, because of the long-term nature of these investments, the Company uses them for purposes of matching with products having long-term liability durations. Other invested assets amounted to $68.3 million, representing about 1.7% of the portfolio. These holdings comprised mainly leveraged lease investments.



      LIABILITIES



      As with assets, the proportion of variable separate account liabilities to total liabilities has been increasing. Most of the Company's liabilities comprise reserves for life insurance and for annuity contracts and deposit funds. The Company expects the declining trend in general account liabilities to continue, because it believes that net maturities will continue to exceed sales for the fixed contracts associated with these liabilities. This trend stems mainly from the Company's 1997 decision to discontinue selling group pension and GIC contracts and to focus its marketing efforts on its combination fixed/variable annuity products.


                            ------------------------


CAPITAL RESOURCES



      CAPITAL ADEQUACY



      The National Association of Insurance Commissioners ("NAIC") adopted regulations at the end of 1993 that established minimum capitalization requirements for insurance companies, based on risk-based capital ("RBC") formulas applied to statutory surplus. These requirements are intended to identify undercapitalized companies, so that specific regulatory actions can be taken on a timely basis. The RBC formula for life insurance companies calculates capital requirements related to asset, insurance, interest rate, and business risks. According to the RBC calculation, the Company's capital was well in excess of its required capital at year-end 1999.



      LIQUIDITY



      The Company's liquidity requirements are generally met by funds from operations. The Company's main uses of funds are to pay out death benefits and other maturing insurance and annuity contract obligations; to make pay-outs on contract terminations; to purchase new investments; to fund new business ventures; and to pay normal operating expenditures and taxes. The Company's main sources of funds are premiums and deposits on insurance and annuity products; proceeds from the sale of investments; income from investments; and repayments of investment principal.



      In managing its general account assets in relation to its liabilities, the Company has segmented these assets by product or by groups of products. The Company manages each segment's assets based on an investment policy that it has established for that segment. Among other matters, this investment policy considers liquidity requirements and provides cash flow estimates. The Company reviews these policies quarterly.



      The Company's liquidity targets are intended to enable it to meet its day-to-day cash requirements. On a quarterly basis, the Company compares its total "liquifiable" assets to its total demand liabilities. Liquifiable assets comprise cash and assets that could quickly be converted to cash should the need arise. These assets include short-term investments and other current assets and investment-grade bonds. The Company's policy is to maintain a liquidity ratio in excess of 100%, and it did so through December 31, 1999. Based on its ongoing liquidity analyses, the Company believes that its available liquidity is more than sufficient to meet its liquidity needs.



OTHER MATTERS



      DEMUTUALIZATION



      Sun Life (Canada), the Company's ultimate parent as of December 31, 1999, completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada, Inc. ("SLF"), is now the ultimate parent of Sun Life (Canada) and the Company. Sun Life Financial, a corporation organized in Canada, is a reporting company under the

Securities Exchange Act of 1934, as amended, with common shares listed on the Toronto, New York, London, and Manila stock exchanges.



      SALE OF SUBSIDIARIES



      On February 5, 1999, the Company sold Massachusetts Casualty Insurance Company ("MCIC"), a disability insurance company, to Centre Solutions (U.S.) Limited, a wholly-owned subsidiary of Centre Reinsurance Holdings Limited. The net proceeds of this sale were $34.0 million and the Company realized a post-tax loss of $25.5 million.



      On October 29, 1999, the Company sold New London Trust F.S.B. ("NLT") to a subsidiary of Phoenix Home Life Mutual Insurance Company for approximately
$30.3 million and realized a post-tax gain of $13.2 million.



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK



      This discussion covers market risks associated with investment portfolios that support the Company's general account liabilities. This discussion does not cover market risks associated with those investment portfolios that support separate account products. For these products, the policyholder, rather than the Company, assumes these market risks.



      GENERAL



      The assets of the general account are available to support general account liabilities. For purposes of managing these assets in relation to these liabilities, the Company notionally segments these assets by product or by groups of products. The Company manages each segment's assets based on an investment policy that it has established for that segment. The policy covers the segment's liability characteristics and liquidity requirements, provides cash flow estimates, and sets targets for asset mix, duration, and quality. Each quarter, investment and business unit managers review these policies to ensure that the policies remain appropriate, taking into account each segment's liability characteristics.



      TYPES OF MARKET RISKS



      The Company's management believes that stringent underwriting standards and practices have resulted in high-quality portfolios and have the effect of limiting credit risk. It is the Company's policy, for example, not to purchase below-investment-grade securities. Also, as a matter of investment policy, the Company assumes no foreign currency or commodity risk, nor does it assume equity price risk except to the extent that it holds real estate in its portfolios. (Investment real estate holdings represented approximately 2.1% of the Company's total general account portfolio at December 31, 1999, and 2.3% of the Company's total general account portfolio at March 31, 2000.) The management of interest rate risk exposure is discussed below.



      INTEREST RATE RISK MANAGEMENT



      The Company's fixed interest rate liabilities are primarily supported by well-diversified portfolios of fixed interest investments. They are also supported by holdings of real estate and floating rate notes. All of these fixed interest investments are held for other than trading purposes and can include publicly issued and privately placed bonds and commercial mortgage loans. Public bonds can include Treasury bonds, corporate bonds, and money market instruments. The Company's fixed income portfolios also hold securitized assets, including mortgage-backed securities ("MBS") and asset-backed securities. These securities are subject to the same standards applied to other portfolio investments, including relative value criteria and diversification guidelines. In portfolios backing interest-sensitive liabilities, the Company's policy is to limit MBS holdings to less than 10% of total portfolio assets. In all portfolios, the Company restricts MBS investments to pass-through securities issued by U.S. government agencies and to collateralized mortgage obligations, which are expected to exhibit relatively low volatility. The Company does not engage in leveraged transactions and it does not invest in the more speculative forms of these instruments such as the interest-only, principal-only, inverse floater, or residual tranches.

      Changes in the level of domestic interest rates affect the market value of fixed interest assets and liabilities. Segments whose liabilities mainly arise from the sale of products containing interest rate guarantees for certain terms are sensitive to changes in interest rates. In these segments, the Company uses "immunization" strategies, which are specifically designed to minimize the loss from wide fluctuations in interest rates. The Company supports these strategies using analytical and modeling software acquired from outside vendors.



      Significant features of the Company's immunization models include:



    - an economic or market value basis for both assets and liabilities;



    - an option pricing methodology;



    - the use of effective duration and convexity to measure interest rate sensitivity; and



    - the use of key rate durations to estimate interest rate exposure at different parts of the yield curve and to estimate the exposure to non-parallel shifts in the yield curve.



      The Company's Interest Rate Risk Committee meets monthly. After reviewing duration analyses, market conditions and forecasts, the Committee develops specific asset management strategies for the interest-sensitive portfolios. These strategies may involve managing to achieve small intentional mismatches, either in terms of total effective duration or for certain key rate durations, between the liabilities and related assets of particular segments. The Company manages these mismatches to a tolerance range of plus or minus 0.5.



      Asset strategies may include the use of Treasury futures or interest rate swaps to adjust the duration profiles for particular portfolios. All derivative transactions are conducted under written operating guidelines and are marked to market. Total positions and exposures are reported to the Board of Directors on a monthly basis. The counterparties to hedging transactions are major highly rated financial institutions, with respect to which the risk of the Company's incurring losses related to credit exposures is considered remote.



      Liabilities categorized as financial instruments and held in the Company's general account had a fair value of $3,634.4 million at December 31, 1999 and a fair value of $2,913.1 million at March 31, 2000. Fixed income investments supporting those liabilities had a fair value of $4,308.6 million and $4,065.8 at December 31, 1999 and March 31, 2000, respectively. The Company performed a sensitivity analysis on these interest-sensitive liabilities and assets on December 31, 1999 and on March 31, 2000. The December 31, 1999 analysis showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $118.0 million and the corresponding assets would show a net decrease of $73.6 million. The March 31, 2000 analysis showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $66.7 million and the corresponding assets would show a net decrease of $117.2 million.



      By comparison, liabilities categorized as financial instruments and held in the Company's general account at had a fair value of $4,385.0 million December 31, 1998, and a fair value of $3,105.2 million at December 31, 1999. Fixed income investments supporting those liabilities had a fair value of $5,104.9 million and $4,308.6 million at December 31, 1998 and December 31, 1999, respectively. The Company performed a sensitivity analysis on these interest-sensitive liabilities and assets at December 31, 1998 and at December 31, 1999. The December 31, 1998 analysis showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $185.4 million and the corresponding assets would show a net decrease of $168.7 million. The December 31, 1999 analysis showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $63.8 million and the corresponding assets would show a net decrease of $118.0 million.



      The Company produced these estimates using computer models. Since these models reflect assumptions about the future, they contain an element of uncertainty. For example, the models contain assumptions about future policyholder behavior and asset cash flows. Actual policyholder behavior and asset cash flows could differ from what the models show. As a result, the models' estimates of duration and market values may not reflect what actually will occur. The models are further limited by the fact that they do not provide for the possibility that management action could be taken to mitigate adverse results. The Company believes that this limitation is one of conservatism; that is, it will tend to cause the models to produce estimates that are generally worse than one might actually expect, all other things being equal.



      Based on its processes for analyzing and managing interest rate risk, the Company's management believes the Company's exposure to interest rate changes will not materially affect its near-term financial position, results of operations, or cash flows.



REINSURANCE



      The Company has agreements with Sun Life (Canada) which provide that Sun Life (Canada) will reinsure the mortality risks of the individual life insurance contracts sold by the Company. Under these agreements, basic death benefits and supplementary benefits are reinsured on a yearly renewable term basis and coinsurance basis, respectively.



      Effective January 1, 1991, the Company entered into an agreement with Sun Life (Canada) under which certain individual life insurance contracts issued by Sun Life (Canada) were reinsured by the Company on a 90% coinsurance basis. Also effective January 1, 1991 the Company entered into an agreement with Sun Life (Canada) which provides that Sun Life (Canada) will reinsure the mortality risks in excess of $500,000 per policy for the individual life insurance contracts assumed by the Company in the reinsurance agreement described above. Such death benefits are reinsured on a yearly renewable term basis. The life reinsurance assumed agreement requires the reinsurer to withhold funds in amounts equal to the reserves assumed. The Company terminated these agreements effective
October 1, 1998.



      The Company has also executed reinsurance agreements with unrelated companies which provide reinsurance of certain individual life insurance contracts on a modified coinsurance basis under which all deficiency reserves are ceded.



      During 1999, the Company entered into an agreement with an unrelated company which provides reinsurance on certain fixed group annuity contracts. Also during 1999, the Company entered into three agreements with two unrelated companies for the purpose of obtaining stop-loss coverage of guaranteed minimum death benefit exposure with respect to the Company's variable annuity business.



      The Company has agreements with Sun Life (Canada) whereby Sun Life (Canada) reinsures the mortality and mortality risks of the group life insurance contracts and group long term disability contracts. Under these agreements, certain death benefits and long-term disability benefits are reinsured on a yearly renewable basis.



RESERVES



      In accordance with the life insurance laws and regulations under which the Company operates, it is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on its outstanding contracts. Reserves are based on mortality tables in general use in the United States and are computed to equal amounts that, with additions from premiums to be received, and with interest on such reserves compounded annually at certain assumed rates, will be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's death. In the accompanying Financial Statements, these reserves are determined in accordance with statutory regulations.



INVESTMENTS



      Of the Company's total assets of $21.5 billion at December 31, 1999, 75.1% ($16.1 billion) consisted of unitized and non-unitized separate account assets, 13.3% ($2.9 billion) was invested in bonds and similar securities, 4.3%
($931.4 million) was invested in mortgages, 0.4% ($95.1 million) was invested in real estate, and the remaining 6.9% ($1.5 billion) was invested in cash and other assets.

COMPETITION



      The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities marketing insurance products. According to a 1999 statistical study published by A.M. Best, the Company ranked 36th among North American life insurance companies based upon admitted assets as of December 31, 1998.



EMPLOYEES



      The Company and Sun Life (Canada) have entered into a service agreement which provides that the latter will furnish the Company, as required, with personnel as well as certain services and facilities on a cost reimbursement basis. As of May 31, 2000, the Company had ____ direct employees who are employed at its Principal Executive Office in Wellesley Hills, Massachusetts and at its Retirement Products and Services Division in Boston, Massachusetts.



PROPERTIES



      The Company occupies office space owned by it and leased to Sun Life (Canada), and certain unrelated parties for lease terms not exceeding 5 years. The Company also occupies office space which it leases from unaffiliated parties for various lease terms.



STATE REGULATION



      The Company is subject to the laws of the State of Delaware governing life insurance companies and to regulation by the Commissioner of Insurance of Delaware. An annual statement is filed with the Commissioner of Insurance on or before March lst in each year relating to the operations of the Company for the preceding year and its financial condition on December 31st of such year. Its books and records are subject to review or examination by the Commissioner or his agents at any time and a full examination of its operations is conducted at periodic intervals.



      The Company is also subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed to operate. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. Each insurance company is required to file detailed annual reports with supervisory agencies in each of the fire jurisdictions in which it does business and its operations and accounts are subject to examination by such agencies at regular intervals.



      In addition, many states regulate affiliated groups of insurers, such as the Company, Sun Life (Canada) and its affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial positions of the companies involved. Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments of the Company under these laws cannot be reasonably estimated. However, most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength and many permit the deduction of all or a portion of any such assessment from any future premium or similar taxes payable.



      Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

                               LEGAL PROCEEDINGS



      There are no pending legal proceedings affecting the Variable Account. We and our subsidiaries are engaged in various kinds of routine litigation which, in management's judgment, is not of material importance to our respective total assets or material with respect to the Variable Account.



                                  ACCOUNTANTS



      The financial statements of the Variable Account for the year ended December 31, 1999 included in the Statement of Additional Information and the consolidated financial statements of the Company for the years ended
December 31, 1999, 1998 and 1997 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



                              FINANCIAL STATEMENTS



      The financial statements of the Company which are included in this Prospectus should be considered only as bearing on the ability of the Company to meet its obligations with respect to amounts allocated to the Fixed Account and with respect to the death benefit and the Company's assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Sub-Accounts of the Variable Account.



      The financial statements of the Variable Account for the year ended December 31, 1999 are included in the Statement of Additional Information.


                            ------------------------

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



CONSOLIDATED STATEMENTS OF INCOME (IN MILLIONS)
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                                                1999       1998       1997
                                                                ----       ----       ----
REVENUES
    Premiums and annuity considerations                        $ 45.1     $203.3     $257.4
    Net investment income                                       365.0      455.9      539.9
    Net realized investment gains                                 2.3        8.4       12.5
    Fee and other income                                        217.5      179.2      149.5
                                                               ------     ------     ------
    Total revenues                                              629.9      846.8      959.3
                                                               ------     ------     ------
BENEFITS AND EXPENSES
    Policyowner benefits                                        334.9      588.2      672.3
    Other operating expenses                                    101.1      100.0       85.4
    Amortization of deferred policy acquisition costs            67.8       88.8       62.3
                                                               ------     ------     ------
    Total benefits and expenses                                 503.8      777.0      820.0
                                                               ------     ------     ------
    Income from operations                                      126.1       69.8      139.3
    Interest expense                                             43.3       44.9       42.5
                                                               ------     ------     ------
    Income before income tax expense and discontinued
      operations                                                 82.8       24.9       96.8

INCOME TAX EXPENSE:
    Federal                                                      28.8       10.9       34.0
    State                                                          .3        (.1)       1.3
                                                               ------     ------     ------
    Income tax expense                                           29.1       10.8       35.3
                                                               ------     ------     ------
Net income from continuing operations                            53.7       14.1       61.5
Net loss on disposal of subsidiaries, after tax                 (12.3)        --         --
Discontinued operations                                           1.0         .1       69.0
                                                               ------     ------     ------
NET INCOME                                                     $ 42.4     $ 14.2     $130.5
                                                               ======     ======     ======



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



CONSOLIDATED BALANCE SHEETS (IN MILLIONS)
DECEMBER 31, 1999 AND 1998



                                                                1999        1998
                                                                ----        ----
ASSETS
    Investments
    Fixed maturities available-for-sale at fair value
      (amortized cost of $2,685.4 and $3,311.9 in 1999 and
      1998, respectively)                                     $ 2,677.3   $ 3,488.4
    Trading fixed maturities at fair value (amortized cost
      of $1.0 and $1.5 in 1999 and 1998, respectively)              1.0         1.5
    Short-term investments                                        177.2       336.0
    Mortgage loans                                                931.4       969.8
    Real estate                                                    95.1        99.0
    Policy loans                                                   40.7        42.6
    Other invested assets                                          67.9        64.2
                                                              ---------   ---------
    Total investments                                           3,990.6     5,001.5

    Cash and cash equivalents                                     550.3       264.7
    Accrued investment income                                      50.5        61.9
    Deferred policy acquisition costs                             686.3       523.9
    Outstanding premiums                                            2.7          .8
    Other assets                                                   81.2          .1
    Separate account assets                                    16,123.3    12,302.9
    Net assets from discontinued operations                          --        92.4
                                                              ---------   ---------
    Total assets                                              $21,484.9   $18,248.2
                                                              =========   =========
LIABILITIES
    Future contract and policy benefits                       $   729.3   $   736.1
    Contractholder deposit funds and other policy
      liabilities                                               3,144.8     3,658.2
    Unearned revenue                                                7.1         6.7
    Accrued expenses and taxes                                     98.8        32.8
    Deferred federal income taxes                                  77.7       113.1
    Long-term debt payable to affiliates                          565.0       565.0
    Other liabilities                                              67.7        55.8
    Separate account liabilities                               16,123.3    12,302.9
                                                              ---------   ---------
    Total liabilities                                          20,813.7    17,470.6
                                                              ---------   ---------
COMMITMENTS AND CONTINGENCIES -- NOTE 15

STOCKHOLDER'S EQUITY
    Common stock, $1,000 par value -- 10,000 shares
      authorized; 5,900 shares issued and outstanding         $     5.9   $     5.9
    Additional paid-in capital                                    199.4       199.4
    Accumulated other comprehensive income                          7.1        75.9
    Retained earnings                                             458.8       496.4
                                                              ---------   ---------
    Total stockholder's equity                                    671.2       777.6
                                                              ---------   ---------
    Total liabilities and stockholder's equity                $21,484.9   $18,248.2
                                                              =========   =========



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (IN MILLIONS)
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                                                1999       1998       1997
                                                                ----       ----       ----
Net income                                                     $ 42.4     $14.2      $130.5
Other comprehensive income
  Net unrealized holding gains (losses) on
    available-for-sale securities,
    net of tax                                                  (68.6)     (4.3)       26.7
  Other                                                           (.2)       --          --
                                                                (68.8)     (4.3)       26.7
                                                               ------     -----      ------
Comprehensive income                                           $(26.4)    $ 9.9      $157.2
                                                               ======     =====      ======



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (IN MILLIONS)
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                                                  ACCUMULATED
                                                    ADDITIONAL       OTHER                      TOTAL
                                          COMMON     PAID-IN     COMPREHENSIVE   RETAINED   STOCKHOLDER'S
                                          STOCK      CAPITAL        INCOME       EARNINGS      EQUITY
                                          -----      -------        ------       --------      ------
Balance at December 31, 1996               $5.9       $199.4         $ 53.5      $ 470.6       $ 729.4
                                           ----       ------         ------      -------       -------
    Net income                                                                     130.5         130.5
    Other comprehensive income                                         26.7                       26.7
    Dividends to stockholder                                                       (68.9)        (68.9)
                                           ----       ------         ------      -------       -------
Balance at December 31, 1997                5.9        199.4           80.2        532.2         817.7
                                           ----       ------         ------      -------       -------
    Net income                                                                      14.2          14.2
    Other comprehensive income                                         (4.3)                      (4.3)
    Dividends to stockholder                                                       (50.0)        (50.0)
                                           ----       ------         ------      -------       -------
Balance at December 31, 1998                5.9        199.4           75.9        496.4         777.6
                                           ----       ------         ------      -------       -------
    Net income                                                                      42.4          42.4
    Other comprehensive income                                        (68.8)                     (68.8)
    Dividends to stockholder                                                       (80.0)        (80.0)
                                           ----       ------         ------      -------       -------
Balance at December 31, 1999               $5.9       $199.4         $  7.1      $ 458.8       $ 671.2
                                           ====       ======         ======      =======       =======



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



CONSOLIDATED STATEMENTS OF CASH FLOWS (IN MILLIONS)
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                                                1999       1998        1997
                                                                ----       ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income from continuing operations                         $  53.7    $    14.1   $    61.5
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Amortization of discount and premiums                        (0.5)         0.2          .6
    Depreciation and amortization                                 3.7          2.2         2.5
    Net realized gains on investments                            (2.3)        (8.4)      (12.5)
    Interest credited to contractholder deposits                216.4        238.7       282.9
    Deferred federal income taxes                                14.5         (8.6)       (1.6)
    Cash dividends from subsidiaries                             19.3           --        40.6
Changes in assets and liabilities:
    Deferred acquisition costs                                  (88.4)       208.7       (82.9)
    Accrued investment income                                    11.4         31.1        25.8
    Other assets                                                (75.3)        78.5      (189.0)
    Future contract and policy benefits                          (7.5)    (1,124.0)      182.5
    Other, net                                                   72.3        896.6         7.7
                                                              -------    ---------   ---------
Net cash provided by operating activities                       217.3        329.1       318.1
                                                              -------    ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Sales, maturities and repayments of:
    Available-for-sale fixed maturities                       1,240.9      1,665.6     1,535.8
    Subsidiaries                                                 57.5          0.6          --
    Other invested assets                                          --          0.9          .4
    Mortgage loans                                              385.7        316.9       463.0
    Real estate                                                   2.8          6.0        15.1
Purchases of:
    Available-for-sale fixed maturities                        (615.2)    (1,346.7)   (1,334.1)
    Equity securities                                              --         (0.2)        (.3)
    Other invested assets                                        (7.4)       (11.4)       (5.5)
    Mortgage loans                                             (344.9)      (123.0)     (159.0)
    Real estate                                                  (1.6)        (1.1)      (10.1)
Capital contributions to subsidiaries                              --           --        (2.0)
Changes in other investing activities, net                        3.1        (14.4)        (.5)
Net change in policy loans                                        1.9         (1.6)        (.2)
Net change in short-term investments                            155.9        (38.2)     (152.9)
                                                              -------    ---------   ---------
Net cash provided by investing activities                       878.7        453.4       349.7
                                                              -------    ---------   ---------



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED) (IN MILLIONS)
FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                                                1999        1998        1997
                                                                ----        ----        ----
CASH FLOWS FROM FINANCING ACTIVITIES:
    Deposits to contractholder deposit funds                    1,536.8       910.8     1,023.6
    Withdrawals from contractholder deposit funds              (2,267.2)   (1,803.2)   (1,550.8)
    Issuance of long-term debt and borrowed funds                    --          --       360.1
    Repayment of long-term debt and borrowed funds                   --      (110.1)      (58.0)
    Dividends paid to stockholder                                 (80.0)      (50.0)         --
                                                              ---------   ---------   ---------
Net cash used in financing activities                            (810.4)   (1,052.5)     (225.1)
                                                              ---------   ---------   ---------
Net change in cash and cash equivalents                           285.6      (270.0)      442.7
    Cash and cash equivalents, beginning of year                  264.7       534.7        92.0
                                                              ---------   ---------   ---------
    Cash and cash equivalents, end of year                    $   550.3   $   264.7   $   534.7
                                                              =========   =========   =========
SUPPLEMENTAL CASH FLOW INFORMATION
    Interest paid                                             $    43.3   $    40.5   $    42.0
    Income taxes paid                                               5.5        50.6        32.9



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



GENERAL



Sun Life Assurance Company of Canada (U.S.) (the "Company") is incorporated as a life insurance company domiciled in the state of Delaware. The Company and its subsidiaries are licensed in 49 states and certain other territories and are engaged in the sale of individual variable life insurance, individual fixed and variable annuities, group fixed and variable annuities, group pension contracts, group life and disability insurance, and other asset management services.



The Company is a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc. ("Life Holdco"), which is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("SLOC"), the Company's ultimate parent as of December 31, 1999. SLOC is a life insurance company domiciled in Canada which reorganized from a mutual life insurance company to a stock life insurance company on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada, Inc. ("SLC"), became the ultimate parent of SLOC and the Company.



BASIS OF PRESENTATION



The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America for stockholder-owned life insurance companies and include the accounts of the Company and its subsidiaries.



For the year ended December 31, 1999, the Company filed its Annual Report on Form 10-K using audited statutory financial statements. The Company prepared the statutory financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which is a comprehensive basis of accounting other than GAAP. See Note 13 for a reconciliation of statutory surplus to GAAP equity and statutory net income to GAAP net income.



The Company owns all of the outstanding shares of Sun Life Insurance and Annuity Company of New York ("Sun Life (N.Y.)"), Sun Life of Canada (U.S.)
Distributors, Inc. (formerly Sun Investment Services Company) ("Sundisco"), Sun Life Financial Services Limited ("SLFSL"), Sun Benefit Services Company, Inc. ("Sunbesco"), Sun Capital Advisers, Inc. ("Sun Capital"), Sun Life Finance Corporation ("Sunfinco"), Sun Life of Canada (U.S.) SPE 97-1, Inc. ("SPE 97-1"), Clarendon Insurance Agency, Inc. ("Clarendon"), and Sun Life Information Services Ireland Limited ("SLIRL"). All significant intercompany transactions have been eliminated in consolidation.



Sun Life (N.Y.) is engaged in the sale of individual fixed and variable annuity contracts and group life and disability insurance contracts in its state of domicile, New York. Sundisco is a registered investment adviser and broker-dealer. SLFSL serves as the marketing administrator for the distribution of the offshore products of Sun Life Assurance Company of Canada (Bermuda), an affiliate. Sun Capital is a registered investment adviser. SPE 97-1 was organized for the purpose of engaging in activities incidental to securitizing mortgage loans. Clarendon is a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates. SLIRL provides information systems development services to the Company and it's affiliates. Sunfinco and Sunbesco are currently inactive.



During 1999, the Company sold two of its subsidiaries, Massachusetts Casualty Insurance Company ("MCIC") and New London Trust F.S.B. ("NLT") to separate, unaffiliated parties. MCIC is a life insurance company, which issues only individual disability income policies. NLT is a federally chartered savings bank, which grants commercial, residential real estate and installment loans. The Company owned a majority of Massachusetts Financial Services Company ("MFS"), an investment adviser and

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED):


broker-dealer, until December 24, 1997. The results of operations of these subsidiaries are reported as discontinued operations.



USE OF ESTIMATES



The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.



FINANCIAL INSTRUMENTS



In the normal course of business, the Company enters into transactions involving various types of financial instruments, including cash and cash equivalents, investments such as fixed maturities, mortgage loans and equity securities, off balance sheet financial instruments, debt, loan commitments and financial guarantees. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses. Financial instruments are more fully described in Note 5.



CASH AND CASH EQUIVALENTS



Cash and cash equivalents primarily include cash, commercial paper, money market investments, and short-term bank participations. All such investments have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.



INVESTMENTS



The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments of Debt and Equity Securities". At the time of purchase, fixed maturity securities are classified based on intent, as held-to-maturity, trading, or available-for sale or trading. In order for the security to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity. Securities held-to-maturity are stated at cost, adjusted for amortization of premiums, and accretion of discounts. Securities that do not meet this criterion are classified as available-for-sale. Available-for-sale securities are carried at aggregate fair value with changes in unrealized gains or losses reported net of policyholder related amounts and of deferred income taxes in a separate component of other comprehensive income. Trading securities are carried at aggregate fair value with changes in unrealized gains or losses reported as a component of net investment income. Fair values are obtained from external market quotations. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturities repayment and liquidity characteristics. All security transactions are recorded on a trade date basis. The Company's accounting policy for impairment requires recognition of an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, for securities expected to be sold, an other than temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other than temporarily impaired securities for additional impairment, if necessary.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED):


Mortgage loans are stated at unpaid principle balances, net of provisions for estimated losses. Mortgage loans acquired at a premium or discount are carried at amortized values net of provisions for estimated losses. Loans, which include primarily commercial first mortgages, and real estate and are diversified by property type and geographic area throughout the United States. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made.



A loan is recognized as impaired when it is probable that the principal or interest are not collectible in accordance with the contractual terms of the loan. Measurement of impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price. A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount. Loans are also charged against the allowance when determined to be uncollectible. The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower's ability to pay. While management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.



Real estate investments are held for the production of income or held-for-sale. Real estate investments held for the production of income are carried at the lower of cost adjusted for accumulated depreciation or fair value. Depreciation of buildings and improvements is calculated using the straight-line method over the estimated useful life of the property, generally 40 to 50 years. Real estate investments held-for-sale are primarily acquired through foreclosure of mortgage loans. The cost of real estate that has been acquired through foreclosure is the estimated fair value less estimated costs to dispose at the time of foreclosure.



Policy loans are carried at the amount of outstanding principal balance not in excess of net cash surrender values of the related insurance policies.



Other invested assets consist primarily of leveraged leases and tax credit partnerships.



The Company uses derivative financial instruments including financial futures contracts, equity options, interest rate swaps, foreign currency swaps and forward spread lock contracts as a means of hedging exposure to interest rate, currency and equity price risk. Hedge accounting is used to account for certain derivatives. To qualify for hedge accounting, the changes in fair value of the derivative must be expected to substantially offset the changes in the value of the hedged item. Hedges are monitored to ensure that there is a correlation between the derivative instrument and the hedged investment. Derivative instruments qualifying for hedge accounting treatment are marked to market and the related changes in fair value are included in a separate component of stockholder's equity. To the extent that the correlation of the derivative instrument and hedged item is not established, the derivative instrument is marked to market and the related change in fair value is recognized on the statement of operations as a component of net investment income.



Investment income is recognized on an accrual basis. Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. When an impairment of a specific investment or a group of investments is determined to be other than temporary, a realized investment loss is recorded. Changes in the provision for estimated losses on mortgage loans and real estate are included in net realized investment gains and losses.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED):


Interest income on loans is recorded on the accrual basis. Loans are placed in a non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful. When a loan is placed in non-accrual status, all interest previously accrued is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to principle and interest, have performed on a sustained basis for a reasonable period of time, and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.



DEFERRED POLICY ACQUISITION COSTS



Acquisition costs consist of commissions, underwriting and other costs which vary with and are primarily related to the production of new business. Acquisition costs related to investment-type contracts, primarily deferred annuity and guaranteed investment contracts, and universal and variable life products are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges and direct variable administrative expenses. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized; generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.



Deferred acquisition costs for each life product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.



OTHER ASSETS



Property, equipment, leasehold improvements and capitalized software cost which are included in other assets are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 30 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements. Reinsurance receivables from reinsurance ceded are included in other assets.



POLICY LIABILITIES AND ACCRUALS



Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED):


4.5% to 5.5% for life insurance and 6.0% to 11.3% for annuities. The liabilities associated with traditional life insurance, annuity and disability insurance products are computed using the net level premium method based on assumptions about future investment yields, mortality, morbidity and persistency. The assumptions used are based upon both the Company and its affiliates' experience and industry standards. Estimated liabilities are established for group life and health policies that contain experience rating provisions.



Contractholder deposit funds consist of policy values that accrue to the holders of universal life-type contracts and investment-related products such as deferred annuities and guaranteed investment contracts. The liabilities are determined using the retrospective deposit method and consist of net deposits and investment earnings less administrative charges. The liability is before the deduction of any applicable surrender charges.



Other policy liabilities include liabilities for policy and contract claims. These amounts consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported. The amount reported is based upon historical experience, adjusted for trends and current circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses. Revisions of these estimates are included in operations in the year such refinements are made.



REVENUE AND EXPENSES



Premiums for traditional individual life and annuity products are considered revenue when due. Premiums related to group life and group disability insurance are recognized as revenue pro-rata over the contract period. The unexpired portion of these premiums is recorded as unearned premiums. Revenue from universal life-type products and investment-related products includes charges for cost of insurance (mortality), initiation and administration of the policy and surrender charges. Revenue is recognized when the charges are assessed except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.



Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, annuity, and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and spread income recognition over expected policy lives. For universal life-type and investment-type contracts, benefits include interest credited to policyholders' accounts and death benefits in excess of account values, which are recognized as incurred.



INCOME TAXES



The Company and its subsidiaries participate in a consolidated federal income tax return with US Holdco and other affiliates. Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". These differences result primarily from policy reserves, policy acquisition expenses and unrealized gains or losses on investments, and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED):


SEPARATE ACCOUNTS



The Company has established separate accounts applicable to various classes of contracts providing for variable benefits. Contracts for which funds are invested in separate accounts include variable life insurance and individual and group qualified and non-qualified variable annuity contracts. Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contract holders, are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market value and the investment risk of such securities is retained by the policyholder.



NEW ACCOUNTING PRONOUNCEMENTS



In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations.



In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137 ("SFAS No. 137"), "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 delays the effective date of SFAS No. 133 for all fiscal quarters until fiscal years beginning after June 15, 2000. The Company is evaluating SFAS No. 133 and has not determined its effect on the consolidated financial statements.



On January 1, 1999, the Company adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." This statement provides guidance on when an insurance or other enterprise should recognize a liability for guaranty fund and other assessments and on how to measure such liability. The adoption of SOP 97-3 had no material impact on the financial position or results of operations.



On January 1, 1999, the Company adopted AICPA SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. In the past, the Company has expensed such costs as they were incurred. The adoption of SOP 98-1, resulted in an increase in pre-tax income of $6,232,000 for the year ended December 31, 1999.



2.  SIGNIFICANT TRANSACTIONS WITH AFFILIATES



Effective October 1, 1998, the Company terminated a reinsurance agreement with Sun Life Assurance Company of Canada resulting in a decrease in income from operations to the Company of approximately $64,000,000.



On February 11, 1999, two notes previously issued to the Company by Massachusetts Financial Services Company ("MFS"), an affiliate, were combined into a new note with a February 11, 2000 maturity date. The original notes were each issued for $110,000,000. One note was issued on February 11, 1998 at an interest rate of 6.0% and a due date of February 11, 1999. The other note was issued on December 22, 1998 at an interest rate of 5.55% and a due date of February 11, 1999. These two notes and an additional $10,000,000 were combined into a new note of $230,000,000 with a floating interest

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



2.  SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED):


rate based on the six month LIBOR rate plus 25 basis points. The $230,000,000 note was repaid to the Company on December 21,1999.



On December 31, 1998, the Company had an additional $20,000,000 investment in notes issued by MFS, scheduled to mature in 2000. These notes were repaid to the Company on December 21, 1999.



On January 14, 2000, the Company purchased $200,000,000 of notes from MFS.



On February 5, 1999, the Company sold MCIC to an unaffiliated company. The net proceeds of this sale were $33,965,000. The Company realized a loss of $25,465,000 net of a $14,482,000 tax benefit.



On October 29, 1999, the Company sold NLT to an unaffiliated company for $30,254,000. The Company realized a gain of $13,170,000 after taxes of $10,186,000.



On December 22, 1999, the Company acquired twenty-eight mortgages from SLOC for a total cost of $118,092,000.



Dividends in the amounts of $80,000,000 and $50,000,000, were declared and paid by the Company to its parent, Life Holdco during 1999 and 1998, respectively. On December 24, 1997 the Company transferred as a dividend to Life Holdco all of its ownership in MFS valued at $68,951,000. These dividends were approved by the Company's Board of Directors.



The Company has management services agreements with SLOC, which provides that SLOC will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under these agreements amounted to approximately $30,745,000 in 1999, $17,381,000 in 1998, and
$17,152,000 in 1997.



As more fully described in Note 7, the Company has been involved in several reinsurance transactions with its ultimate parent, SLOC.



On December 22, 1997, the Company issued a $250,000,000 surplus note to Life Holdco. This note has an interest rate of 8.625% and is due on or after November 6, 2027.



On May 9, 1997, the Company issued a short-term note of $600,000,000 to Life Holdco at an interest rate of 5.10%, which was extended at various interest rates. This note was repaid on December 22, 1997.



On December 23, 1997, the Company issued a $110,000,000 note to US Holdco at an interest rate of 5.80%, which was repaid on March 1, 1998. A $110,000,000 note was also issued to the Company by MFS on December 23, 1997 at an interest rate of 5.85% and was repaid on February 11, 1998.



On December 31, 1996, the Company issued a $58,000,000 note to SLOC at an interest rate of 5.70% which was repaid on February 10, 1997. Also on December 31, 1996, the Company was issued a $58,000,000 note by MFS at an interest rate of 5.76%. This note was repaid to the Company on February 10, 1997.



The Company accrued $4,259,000 and $4,259,000 for interest on surplus notes for the years ended December 31, 1999 and 1998, respectively.



The Company expensed $43,266,000, $44,903,000, and $42,481,000 for interest on surplus notes and notes payable for the years ended December 31, 1999, 1998 and 1997, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



2.  SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED):


The Company had $565,000,000 of surplus notes issued to affiliates and outstanding as of December 31, 1999 and 1998. The following table lists the details of the surplus notes outstanding (in 000's):



                                                              MATURITY   PRINCIPAL     RATE
                                                              --------   ---------     ----
Sun Canada Financial Co.                                      12/15/07   $150,000     6.625%
Sun Canada Financial Co.                                      12/15/15    150,000     7.250%
Sun Canada Financial Co.                                      12/15/07      7,500     6.125%
Sun Canada Financial Co.                                      12/15/15      7,500     5.750%
Life Holdco                                                   11/06/27    250,000     8.625%
                                                                         --------
        Total                                                            $565,000
                                                                         ========



3.  INVESTMENTS



FIXED MATURITIES



The amortized cost and fair value of fixed maturities were as follows (in
000's):



                                                                  DECEMBER 31, 1999
                                                  -------------------------------------------------
                                                                 GROSS        GROSS      ESTIMATED
                                                  AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                                     COST        GAINS        LOSSES       VALUE
                                                     ----        -----        ------       -----
Fixed maturities available-for-sale:
    United States treasury securities, U.S.
      Government and agency securities            $  107,272    $ 2,104      $ (3,191)   $  106,186
    States, provinces and political subdivisions      32,593         15          (161)       32,447
    Mortgage-backed securities                        98,903      1,225          (541)       99,588
    Public utilities                                 360,672      7,954        (9,780)      358,846
    Transportation                                   327,544      8,585        (4,258)      331,871
    Finance                                          281,303      4,632        (6,935)      279,000
    Corporate                                      1,477,105     22,851       (30,556)    1,469,400
                                                  ----------    -------      --------    ----------
Total fixed maturities available-for-sale         $2,685,392    $47,366      $(55,422)   $2,677,338
                                                  ==========    =======      ========    ==========

Trading fixed maturities:
    United States treasury securities, U.S.
      Government and agency securities            $    1,000    $     2      $     --    $    1,002
                                                  ----------    -------      --------    ----------
Total trading fixed securities                    $    1,000    $     2      $     --    $    1,002
                                                  ==========    =======      ========    ==========

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



3.  INVESTMENTS (CONTINUED):



                                                                  DECEMBER 31, 1998
                                                  -------------------------------------------------
                                                                 GROSS        GROSS      ESTIMATED
                                                  AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                                     COST        GAINS        LOSSES       VALUE
                                                     ----        -----        ------       -----
Fixed maturities available-for-sale:
    United States treasury securities, U.S.
      Government and agency securities            $  221,724    $  8,356     $   (360)   $  229,720
    States, provinces and political subdivisions      25,888       2,825            0        28,713
    Mortgage-backed securities                       238,539       6,864       (1,501)      243,902
    Public utilities                                 473,243      31,526         (235)      504,534
    Transportation                                   378,393      31,168          (53)      409,508
    Finance                                          369,809      15,927       (1,911)      383,825
    Corporate                                      1,604,323      94,123      (10,224)    1,688,222
                                                  ----------    --------     --------    ----------
Total fixed maturities available-for-sale         $3,311,919    $190,789     $(14,284)   $3,488,424
                                                  ==========    ========     ========    ==========

Trading fixed maturities:
    United States treasury securities, U.S.
      Government and agency securities            $    1,506    $     35     $     --    $    1,541
                                                  ----------    --------     --------    ----------
Total trading fixed securities                    $    1,506    $     35     $     --    $    1,541
                                                  ==========    ========     ========    ==========



There were no contractual fixed maturity investment commitments at December 31, 1999 and 1998, respectively.



The amortized cost and estimated fair value by maturity periods for fixed maturity investments are shown below (in 000's). Actual maturities may differ from contractual maturities on mortgage-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers.



                                                                 DECEMBER 31, 1999
                                                              -----------------------
                                                              AMORTIZED    ESTIMATED
                                                                 COST      FAIR VALUE
                                                                 ----      ----------
Maturities of available for sale securities:
    Due in one year or less                                   $  216,235   $  216,417
    Due after one year through five years                        933,481      924,198
    Due after five years through ten years                       600,735      605,804
    Due after ten years                                          934,941      930,919
                                                              ----------   ----------
                                                              $2,685,392   $2,677,338
                                                              ==========   ==========

Maturities of trading securities:
    Due in one year or less                                   $      500          500
    Due after one year through five years                     $      500          502
                                                              ----------   ----------
                                                              $    1,000   $    1,002
                                                              ==========   ==========



Gross gains of $12,496,128, $25,752,149 and $18,292,309 and gross losses of
$7,646,028, $1,439,129, and $5,284,286 were realized on the voluntary sale of fixed maturities for the years ended December 31, 1999, 1998, and 1997, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



3.  INVESTMENTS (CONTINUED):


Fixed maturites with an amortized cost of approximately $3,009,000 and $2,976,000 at December 31, 1999 and 1998 respectively, were on deposit with Federal and State governmental authorities as required by law.



No fixed maturities have been pledged to collateralize various liabilities at December 31, 1999 and 1998, respectively.



As of December 31, 1999 and 1998, 94% of the Company's fixed maturities were investment grade and there were no significant concentrations by issuer or by industry, other than U.S. Treasury securities. Investment grade securities are those that are rated "BBB" or better by nationally recognized rating agencies. The Company believes that unrealized losses are temporary in nature, and accordingly, no provisions for permanent impairment of value have been recorded. All of the Company's securities were income producing for the periods ending December 31, 1999, 1998 and 1997.



MORTGAGE LOANS AND REAL ESTATE



The Company invests in commercial first mortgage loans and real estate throughout the United States. Investments are diversified by property type and geographic area. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made. Real estate investments classified as held for sale have been obtained primarily through foreclosure. The carrying value of mortgage loans and real estate investments net of applicable reserves were as follows (in 000's):



                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                                ----       ----
Total mortgage loans                                          $931,351   $969,799
                                                              ========   ========
Real estate:
    Held for sale                                                7,804      4,323
    Held for production of income                               87,290     94,625
                                                              --------   --------
Total real estate                                             $ 95,094   $ 98,948
                                                              ========   ========



Accumulated depreciation on real estate was $18,529,000 and $16,829,000 at December 31, 1999 and 1998, respectively.



The Company monitors the condition of the mortgage loans in its portfolio. In those cases where mortgages have been restructured, appropriate allowances for losses have been made. The Company has restructured mortgage loans totaling $28,019,000 and $39,804,000 at December 31, 1999 and 1998, respectively, against which there are allowances for losses of $3,705,000 and $5,700,000, respectively. In those cases where, in management's judgment, the mortgage loans' values are impaired, appropriate losses are recorded. The carrying value of impaired loans was $19,356,000 and $27,500,000 with related reserves of $2,123,000 and $3,730,000 as of December 31, 1999 and 1998, respectively. All impaired loans were reserved as of December 31, 1999 and 1998. The average carrying value of impaired loans was $19,491,000 and $27,313,000 with related interest income while such loans were impaired of $1,782,000 and $2,181,000 as of December 31, 1999 and 1998, respectively. During 1999 and 1998, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $20,433,000 and $22,372,000, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



3.  INVESTMENTS (CONTINUED):


The investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets, were as follows (in 000's):



                                                 BALANCE AT                               BALANCE AT
                                                 JANUARY 1,   ADDITIONS   SUBTRACTIONS   DECEMBER 31,
                                                 ----------   ---------   ------------   ------------
    1999
Mortgage loans                                     $6,600      $4,045        $(2,895)      $ 7,750
Real estate                                         1,250       1,379           (906)        1,723

    1998
Mortgage loans                                     $6,671      $1,098        $(1,169)      $ 6,600
Real estate                                           806         569           (125)        1,250



Mortgage loans and real estate investments comprise the following property types and geographic regions (in 000's):



                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                                 ----         ----
Property Type:
    Office building                                           $  357,466   $  370,679
    Residential                                                   58,546       55,952
    Retail                                                       433,970      401,549
    Industrial/warehouse                                         156,204      248,417
    Other                                                         29,732           --
    Valuation allowances                                          (9,473)      (7,850)
                                                              ----------   ----------
Total                                                         $1,026,445   $1,068,747
                                                              ==========   ==========

Geographic region:
    California                                                $  117,355   $  134,789
    Massachusetts                                                 99,661      115,807
    Michigan                                                      69,545       71,678
    New York                                                      65,107       67,407
    Ohio                                                          43,946       56,682
    Pennsylvania                                                 159,328      155,216
    Washington                                                    68,657       73,555
    All other                                                    412,319      401,463
    Valuation allowances                                          (9,473)      (7,850)
                                                              ----------   ----------
Total                                                         $1,026,445   $1,068,747
                                                              ==========   ==========



At December 31, 1999, scheduled mortgage loan maturities were as follows
(000's):



2000                   $113,731
2001                     71,648
2002                     72,535
2003                     41,430
Thereafter              632,007
                       --------
Total                  $931,351
                       ========

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



3.  INVESTMENTS (CONTINUED):


Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced.



The Company has made commitments of mortgage loans on real estate and other loans into the future. The outstanding commitments for these mortgages amount to $15,911,000 and $31,563,000 at December 31, 1999 and 1998, respectively.



SECURITIES LENDING



The Company has a securities lending program operated on its behalf by the Company's primary custodian, Chase Manhattan of New York. The custodian has indemnified the Company against losses arising from this program. The total par value of securities out on loan was $0 and $0 at December 31, 1999 and 1998, respectively. The Company requires collateral at 102% of the value of securities loaned. As of December 31, 1999 and 1998, the Company received collateral with a fair value of $0 and $0 for securities on loan. The income resulting from this program was $37,000, $135,000 and $230,000 for the years ended December 31, 1999, 1998 and 1997, respectively.



LEVERAGED LEASES



The Company is a lessor in a leverage lease agreement entered into on October 21, 1994, under which equipment having an estimated economic life of 25-40 years was leased for a term of 9.78 years. The Company's equity investment represented 22.9% of the purchase price of the equipment. The balance of the purchase price was furnished by third-party long-term debt financing, collateralized by the equipment and non-recourse to the Company. At the end of the lease term, the master Lessee may exercise a fixed price purchase option to purchase the equipment. The Company's net investment in leveraged leases is composed of the following elements (in 000's):



                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                                ----       ----
Lease contracts receivable                                    $ 69,766   $ 78,937
Less: non-recourse debt                                        (69,749)   (78,920)
                                                              --------   --------
Net Receivable                                                      17         17
Estimated residual value of leased assets                       41,150     41,150
Less: unearned and deferred income                              (7,808)    (8,932)
                                                              --------   --------
Investment in leverage lease                                    33,359     32,235
Less: fees                                                        (113)      (138)
                                                              --------   --------
Net investment in leverage leases                             $ 33,246   $ 32,097
                                                              ========   ========



DERIVATIVES



The Company uses derivative financial instruments for risk management purposes to hedge against specific interest rate risk, to alter investment rate exposures arising from mismatches between assets and liabilities, and to minimize the Company's exposure to fluctuations in interest rates, foreign currency exchange rates and general market conditions. The derivative financial instruments used by the Company include futures, interest rate swap agreements, options, and interest rate and currency swap agreements structured as forward spread lock contracts. The Company does not hold or issue any derivative instruments for trading purposes.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



3.  INVESTMENTS (CONTINUED):


FUTURES



A futures contract is a contractual agreement to make or take delivery of a notional principal amount at a specified future date in accordance with terms specified by a regulated futures exchange. Although futures contracts generally specify delivery terms for the underlying commodity or financial instrument, most futures contracts are settled in cash prior to delivery by executing a futures position opposite to the original position. That is, a contract to take delivery (a "long" position) is offset by executing a contract to make delivery (a "short" position), and vice versa.



The Company purchases futures contracts to hedge against interest rate fluctuations. Gains or losses on contracts that qualify as hedges are deferred until the earliest of the completion of the hedging transaction, determination that the transaction will no longer take place, or determination that the hedge is no longer effective. Upon completion of the hedge, where it is impractical to allocate gains (losses) to specific hedged assets or liabilities, gains (losses) are deferred and amortized over the remaining life of the hedged assets. If instruments being hedged by futures are disposed, any unamortized gains (losses) are included in the determination of gain or loss from the disposition. Gains (losses) on hedge contracts that are deemed ineffective are realized immediately. There were no deferred gains (losses), disposed hedges, or hedges deemed ineffective in 1999 and 1998. The Company had no futures contracts outstanding at December 31, 1999 and 1998, respectively.



INTEREST RATE SWAPS



Interest rate swap agreements are contracts with other parties to exchange at specified intervals, the difference between fixed and floating rate interest amounts based upon a notional principal amount. No cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each interest payment date.



The Company enters into interest rate swap agreements to hedge against exposure to interest rate fluctuations. Because the underlying principal is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged. The net payable/receivable is recognized over the life of the swap contract as an adjustment to net investment income. The net increase (decrease) in net investment income related to interest rate swaps was ($2,512,745), ($1,685,909) and ($2,579,536) for the years ended December 31,
1999, 1998 and 1997 respectively. The company's derivatives did not qualify for hedge accounting treatment in 1999 and 1998. As a result, the realized gains and losses were realized immediately in those years and the deferred balances as of year ended December 31, 1997 were realized during 1998.



PUT OPTIONS



Options are legal contracts that give the contractholder the right to buy or sell a specific amount of the underlying interest at a strike price upon exercise of the option. Cash is exchanged to purchase the option and on exercise date, the holder of the option can elect to exercise or allow it to expire. The Company utilizes options to hedge against stock market exposure inherent in the mortality and expense risk charges and guaranteed minimum death benefit features of the Company's variable annuities.



FORWARD SPREAD LOCK CONTRACTS



Interest rate and currency swap agreements structured as forward spread lock contracts are swap agreements which are executed in a current period but effective on a future date. The contracts outline the interest or currency rates, which each party agrees to at contract date as well as the outset of the contract. No principal payments are made by either party. A single net payment is made to close out the contract prior to the effective date in the event that either party to the contract wishes to terminate

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



3.  INVESTMENTS (CONTINUED):


the agreement. If the contract is not terminated prior to the effective future date, the contract becomes a swap agreement as described above.



The Company's underlying notional or principal amounts associated with open derivatives positions were as follows (in 000's):



                                                                 OUTSTANDING AT
                                                                DECEMBER 31, 1999
                                                              ---------------------
                                                              NOTIONAL     MARKET
                                                              PRINCIPAL   VALUE OF
                                                               AMOUNTS    POSITIONS
                                                               -------    ---------
Interest rate swaps                                           $368,000    $  9,522
Foreign currency swaps                                           1,700         295
                                                              --------    --------
    Total                                                     $369,700    $  9,817
                                                              ========    ========

                                                                 OUTSTANDING AT
                                                                DECEMBER 31, 1998
                                                              ---------------------
                                                              NOTIONAL     MARKET
                                                              PRINCIPAL   VALUE OF
                                                               AMOUNTS    POSITIONS
                                                               -------    ---------
Interest rate swaps                                           $ 297,000   ) (10,656
Foreign currency swaps                                           3,100         689
                                                              --------    --------
    Total                                                     $300,100    $ (9,967)
                                                              ========    ========



During 1998, the Company discontinued hedge accounting treatment for certain derivative instruments for which correlation could not be established. The Company recognized gross realized gains of $4,734,971 and $6,567,922 in 1999 and 1998, respectively, as well as gross realized losses of $1,789,357 and $20,538,120 during 1999 and 1998, respectively.



The Company's primary risks associated with these transactions are exposure to potential credit loss in the event of non-performance by counterparties and market risk. The Company regularly assesses the strength of the counterparties and generally enters into transactions with counterparties rated "A" or better by nationally recognized ratings agencies. Management believes that the risk of incurring losses related to credit risk is remote. As of December 31, 1999 and 1998, the Company's derivatives had no significant concentration of credit risk. The Company does not require collateral or other security to support derivative financial instruments with credit risk.



4.  NET REALIZED INVESTMENT GAINS AND LOSSES



Net realized investment gains (losses) consisted of the following (in 000's):



                                                                1999       1998       1997
                                                                ----       ----       ----
Fixed maturities                                              $(1,839)   $ 21,811   $    671
Mortgage and other loans                                        1,981          36      9,465
Real estate                                                      (742)        499      2,393
Derivative instruments                                          2,945     (13,970)       (63)
                                                              -------    --------   --------
    Total                                                     $ 2,345    $  8,376   $ 12,466
                                                              =======    ========   ========



5.  NET INVESTMENT INCOME



Net investment income consisted of the following (in 000's):

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



5.  NET INVESTMENT INCOME (CONTINUED):



                                                                1999       1998       1997
                                                                ----       ----       ----
Fixed maturities                                              $254,390   $295,167   $324,150
Equity securities                                                  (33)        37         --
Mortgage and other loans                                        90,638    103,804    128,214
Real estate                                                      6,829      7,844      7,070
Policy loans                                                     3,172      2,934      3,639
Derivatives                                                     17,671    (11,880)    (3,060)
Income on funds withheld under reinsurance                          --     67,045     85,840
Other                                                           (1,416)      (817)       943
                                                              --------   --------   --------
    Gross investment income                                    371,251    464,134    546,796
Less: Investment expenses                                        6,273      8,277      6,882
                                                              --------   --------   --------
    Net investment income                                     $364,978   $455,857   $539,914
                                                              ========   ========   ========



6.  FAIR VALUE OF FINANCIAL INSTRUMENTS



SFAS 107 excludes certain insurance liabilities and other non-financial instruments from its disclosure requirements. The fair value amounts presented herein do not include the expected interest margin (interest earnings over interest credited) to be earned in the future on investment-type products or other intangible items. Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company; likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.



The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1999 and 1998 (in 000's):



                                                   DECEMBER 31, 1999         DECEMBER 31, 1998
                                                   -----------------         -----------------
                                                 CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                                  AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                  ------     ----------     ------     ----------
Financial assets:
      Cash and cash equivalents                 $  550,265   $  550,265   $  264,744   $  264,744
      Fixed maturities                           2,678,340    2,678,340    3,489,965    3,489,965
      Short-term investments                       177,213      177,213      336,026      336,026
      Mortgages                                    931,351      933,725      969,800    1,014,189
      Derivatives                                    9,817        9,817       (9,967)      (9,967)
      Policy loans                                  40,660       40,660       42,595       42,595
      Other invested assets                         67,938       67,938       64,177       64,177

Financial liabilities:
      Guaranteed investment contracts           $  677,265   $  665,830   $1,064,357   $1,089,070
      Contractholder deposit funds               2,279,413    2,213,896    2,449,585    2,460,530
      Fixed annuity contracts                      112,794      105,845      113,913      114,661
      Interest sensitive life insurance            116,999      119,659      118,076      120,077
      Long-term debt                               565,000      529,212      565,000      600,625



The fair values of cash and cash equivalents are estimated to be cost plus accrued interest which approximates fair value. The fair values of short-term bonds are estimated to be the amortized cost. The fair values of publicly traded fixed maturities are based upon market prices or dealer quotes. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturity, repayment and liquidity characteristics. The fair values

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



6.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):


of mortgage and other loans are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.



Policy loans are state at unpaid principal balances which approximate fair value.



The fair values of the Company's general account insurance reserves and contractholder deposits under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for all contracts being valued. Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.



The fair values of other deposits with future maturity dates are estimated using discounted cash flows.



The fair value of notes payable and other borrowings are estimated using discounted cash flow analyses based upon the Company's current incremental borrowing rates for similar types of borrowings. The carrying amount of all other assets is assumed to approximate fair value. The company's commitments to extend credit approximate fair value.



7.  REINSURANCE



INDIVIDUAL INSURANCE



The Company has agreements with SLOC which provide that SLOC will reinsure the mortality risks of the individual life insurance contracts sold by the Company. Under these agreements basic death benefits and supplementary benefits are reinsured on a yearly renewable term basis and coinsurance basis, respectively.



Effective January 1, 1991, the Company entered into an agreement with SLOC under which certain individual life insurance contracts issued by SLOC were reinsured by the Company on a 90% coinsurance basis. Also effective January 1, 1991, the Company entered into an agreement with SLOC which provides that SLOC will reinsure the mortality risks in excess of $500,000 per policy for the individual life insurance contracts assumed by the Company in the reinsurance agreement described above. Such death benefits are reinsured on a yearly renewable term basis. These two agreements were terminated effective October 1, 1998.



The Company has an agreement with an unrelated company which provides reinsurance of certain individual life insurance contracts on a modified coinsurance basis and under which all deficiency reserves related to these contracts are reinsured.



GROUP INSURANCE



The Company has agreements with SLOC whereby SLOC reinsures the mortality and morbidity risks of the group life insurance contracts and group long-term disability contracts. Under these agreements, certain death benefits and long-term disability benefits are reinsured on a yearly renewable term basis. The agreements provide that SLOC will reinsure the mortality risks in excess of $50,000 per policy for group life contracts and $3,000 per policy per month for long-term disability contracts ceded by the Company.



The effects of reinsurance were as follows (in 000's):

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



7.  REINSURANCE (CONTINUED):



                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1999        1998        1997
                                                                ----        ----        ----
Insurance premiums
    Direct                                                    $ 33,033    $ 39,168    $ 43,312
    Assumed                                                         --     159,787     211,657
    Ceded                                                        5,814      11,867      13,180
                                                              --------    --------    --------
Net Premiums                                                  $ 27,219    $187,088    $241,789
                                                              ========    ========    ========

Insurance and other individual policy benefits and claims
    Direct                                                    $318,519    $330,592    $411,834
    Assumed                                                         --     248,664     241,947
    Ceded                                                        3,821      11,170       5,361
                                                              --------    --------    --------
Net policy benefits and claims                                $314,698    $568,086    $648,420
                                                              ========    ========    ========



The Company is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely. However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.



8.  RETIREMENT PLANS



PENSION PLAN



The Company and its subsidiaries participate with SLOC in a non-contributory defined benefit pension plan covering essentially all employees. Benefits under all plans are based on years of service and employees' average compensation.



The Company's funding policies for the pension plans are to contribute amounts which at least satisfy the minimum amount required by the Employee Retirement Income Security Act of 1974 ("ERISA"); currently the plans are fully funded. Most pension plan assets consist of separate accounts of SLOC or other insurance company contracts. The following table sets forth the change in the pension plan's

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



8.  RETIREMENT PLANS (CONTINUED):


projected benefit obligations and assets, as well as the plans funded status at December 31, 1999 and 1998 (in 000's):



                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                 ------------
                                                                1999       1998
                                                                ----       ----
Change in projected benefit obligation:
Projected benefit obligation at beginning of year             $110,792   $ 79,684
Service cost                                                     5,632      4,506
Interest cost                                                    6,952      6,452
Actuarial loss (gain)                                          (21,480)    21,975
Benefits paid                                                   (2,376)    (1,825)
                                                              --------   --------
Projected benefit obligation at end of year                   $ 99,520   $110,792
                                                              ========   ========

Change in fair value of plan assets:
Fair value of plan assets at beginning of year                $151,575   $136,610
Actual return on plan assets                                     9,072     16,790
Benefits paid                                                   (2,376)    (1,825)
Fair value of plan assets at end of year                      $158,271   $151,575
Funded status                                                 $ 58,752   $ 40,783
Unrecognized net actuarial loss                                (20,071)    (2,113)
Unrecognized transition obligation                             (22,617)   (24,674)
Unrecognized prior service cost                                  7,081      7,661
                                                              --------   --------
Prepaid benefit cost                                          $ 23,145   $ 21,657
                                                              ========   ========



The following table sets forth the components of the net periodic pension cost for the years ended December 31, 1999 and 1998 (in 000's).



                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                 ------------
                                                                1999       1998
                                                                ----       ----
Components of net periodic benefit cost:
Service cost                                                  $ 5,632    $ 4,506
Interest cost                                                   6,952      6,452
Expected return on plan assets                                (12,041)   (10,172)
Amortization of transition obligation asset                    (2,056)    (2,056)
Amortization of prior service cost                                580        580
Recognized net actuarial gain                                    (554)      (677)
                                                              -------    -------
Net periodic benefit cost                                     $(1,487)   $(1,367)
                                                              =======    =======
The Company's share of net periodic benefit cost              $   736    $   586
                                                              =======    =======



The projected benefit obligations were based on calculations that utilize certain assumptions. The assumed weighted average discount rate was 7.5% and 6.75% for the years ended December 31, 1999 and 1998, respectively. The expected return on plan assets for 1999 and 1998 was 8.75% and 8.00%, respectively, and the assumed rate of compensation increase for both 1999 and 1998 was 4.50%.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



8.  RETIREMENT PLANS (CONTINUED):


The Company and certain subsidiaries also participate with SLOC and certain affiliates in a 401(k) savings plan for which substantially all employees are eligible. Under the various plans the Company matches, up to specified amounts, employees' contributions to the plan. The Company's contributions were $284,000 and $231,000 for the years ended December 31, 1999 and 1998, respectively.



OTHER POST-RETIREMENT BENEFIT PLANS



In addition to pension benefits, the Company and certain subsidiaries provide certain health, dental, and life insurance benefits ("postretirement benefits") for retired employees and dependents. Substantially all employees of the participating companies may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition. Life insurance benefits are generally set at a fixed amount.



The following table sets forth the change in other postretirement benefit plans' obligations and assets, as well as the plans' funded status at December 31, 1999 and 1998 (in 000's).



                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                 ------------
                                                                1999       1998
                                                                ----       ----
Change in benefit obligation:
Benefit obligation at beginning of year                       $ 10,419   $  9,845
Service cost                                                       413        240
Interest cost                                                      845        673
Actuarial loss                                                   1,048        308
Benefits paid                                                     (508)      (647)
                                                              --------   --------
Benefit obligation at end of year                             $ 12,217   $ 10,419
                                                              ========   ========

Change in fair value of plan assets:
Fair value of plan assets at beginning of year                $     --   $     --
Employer contributions                                             508        647
Benefits paid                                                     (508)      (647)
                                                              --------   --------
Fair value of plan assets at end of year                      $     --   $     --
                                                              ========   ========

Funded Status                                                 $(12,217)  $(10,419)
Unrecognized net actuarial loss                                  1,469        586
Unrecognized transition obligation                                 140        185
                                                              --------   --------
Prepaid (accrued) benefit cost                                $(10,608)  $ (9,648)
                                                              ========   ========

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



8.  RETIREMENT PLANS (CONTINUED):


The following table sets forth the components of the net periodic postretirement benefit costs for the years ended December 31, 1999 and 1998 (in 000's).



                                                                1999       1998
                                                                ----       ----
Components of net periodic benefit cost
Service cost                                                   $  413    $    240
Interest cost                                                     845         673
Amortization of transition obligation(asset)                       45          45
Recognized net actuarial loss (gain)                              164         (20)
                                                               ------    --------
Net periodic benefit cost                                      $1,467    $    938
                                                               ======    ========
The Company's share of net periodic benefit cost               $  185    $     95
                                                               ======    ========



In order to measure the postretirement benefit obligation at December 31, 1999, the Company assumed a 10.9% annual rate of increase in the per capita cost of covered health care benefits. These rates were assumed to decrease gradually to 5.0% for 2005 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For example, increasing the health care cost trend rate assumptions by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1999 by $2.8 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 1999 by $0.3 million. Conversely, decreasing assumed rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 1999 by $2.3 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 1999 by $0.5 million. The assumed weighted average discount rate used in determining the postretirement benefit obligation was 7.5% and 6.75% for the year ended December 31, 1999 and 1998, respectively.



9.  FEDERAL INCOME TAXES



The Company and its subsidiaries file a consolidated federal income tax return with US Holdco as previously described in Note 1. Federal income taxes are calculated as if the Company was filing a separate federal income tax return. A summary of the components of federal income tax expense in the consolidated statements of income for the years ended December 31, 1999, 1998 and 1997 were as follows (in 000's):



                                                                1999       1998       1997
                                                                ----       ----       ----
Federal income tax expense
    Current                                                   $18,570    $19,476    $35,689
    Deferred                                                   10,210     (8,551)    (1,674)
                                                              -------    -------    -------
Total                                                         $28,780    $10,925    $34,015
                                                              =======    =======    =======

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



9.  FEDERAL INCOME TAXES (CONTINUED):


Federal income taxes attributable to the consolidated operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate of 35%. The Company's effective rate differs from the federal income tax rate as follows:



                                                                1999       1998       1997
                                                                ----       ----       ----
Expected federal income tax expense                           $28,969    $ 9,405    $36,925
Low income housing credit                                      (6,348)    (4,446)    (3,270)
Additional tax provision                                        6,851      5,423      1,004
Other                                                            (692)       543       (644)
                                                              -------    -------    -------
Federal income tax expense                                    $28,780    $10,925    $34,015
                                                              =======    =======    =======



The deferred income tax (asset) liability represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax (assets) and liabilities as of December 31, 1999 and 1998 were as follows (in 000's):



                                                                1999        1998
                                                                ----        ----
Deferred tax asset
    Actuarial liabilities                                     $ 136,560   $ 118,074
    Investments, net                                          $     943          --
                                                              ---------   ---------
Total deferred tax asset                                      $ 137,503   $ 118,074

Deferred tax liabilities
    Investments, net                                          $      --   $ (65,704)
    Deferred policy acquisition costs                          (193,238)   (144,366)
    Other                                                       (21,940)    (21,105)
                                                              ---------   ---------
Total deferred tax liability                                  $(215,178)  $(231,175)
                                                              ---------   ---------
Net deferred tax liability                                    $ (77,675)  $(113,101)
                                                              =========   =========



The Company makes payments under the tax sharing agreements as if it were filing as a separate company.



The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"), and provisions are made in the consolidated financial statements in anticipation of the results of these audits. The Company is currently under audit by the IRS for the years 1994 and 1995. In the Company's opinion, adequate tax liabilities have been established for all years and any adjustments that might be required for the years under audit will not have a material effect on the Company's financial statements. However, the amounts of these tax liabilities could be revised in the future if estimates of the Company's ultimate liability are revised.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



10. LIABILITY FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES



Activity in the liability for unpaid claims and claims adjustment expenses related to the group life and group disability products is summarized below (in 000's):



                                                                1999       1998
                                                                ----       ----
Balance at January 1                                          $15,002    $13,016
Less reinsurance recoverables                                  (3,232)    (2,777)
                                                              -------    -------
Net balance at January 1                                       11,770     10,239
                                                              -------    -------
Incurred related to:
  Current year                                                 12,187     10,212
  Prior years                                                  (1,487)    (1,721)
                                                              -------    -------
Total incurred                                                 10,700      8,491
                                                              -------    -------
Paid losses related to:
  Current year                                                 (6,755)    (5,146)
  Prior years                                                  (1,996)    (1,814)
                                                              -------    -------
Total paid                                                     (8,751)    (6,960)
                                                              -------    -------

Net balance at December 31                                     17,755     15,002
Plus reinsurance recoverables                                  (4,036)    (3,232)
                                                              -------    -------
Balance at December 31                                        $13,719    $11,770
                                                              =======    =======



The Company regularly updates its estimates of liabilities for unpaid claims and claims adjustments expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its individual and group disability lines of business. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.



11. DEFERRED POLICY ACQUISITION COSTS



The following illustrates the changes to the deferred policy acquisition cost asset (in 000's):



                                                                1999       1998
                                                                ----       ----
Balance at January 1                                          $523,872   $ 719,819
    Acquisition costs deferred                                 156,228     144,324
    Amortized to expense during year                           (67,815)    (88,794)
    Adjustment for unrealized investment gains(losses)
      during year                                               73,993     (11,139)
    Adjustment for termination of reinsurance agreement             --    (240,338)
                                                              --------   ---------
Balance at December 31                                        $686,278   $ 523,872
                                                              ========   =========



12. SEGMENT INFORMATION



The Company conducts business principally in five operating segments and maintains a corporate segment to provide for the capital needs of the various operating segments and to engage in other financing related activities. Each segment was defined consistent with the way results are evaluated by the chief operating decision-maker.



INDIVIDUAL PROTECTION



The Individual Protection segment markets and administers life insurance products sold to individuals and corporate owners of individual life insurance. The products include a variety of whole life, universal life and variable life products.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



12. SEGMENT INFORMATION (CONTINUED):


GROUP PROTECTION



The Group Protection segment markets and administers group life insurance, long term disability and short-term disability products. These products are sold to employers which provide group benefits for their employees.



WEALTH MANAGEMENT



The Wealth Management segment markets and administers both individual and group fixed and variable annuity products and provides asset management services to certain of the Company's separate accounts.



CORPORATE SEGMENT



The Corporate segment includes the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments.



Management evaluates the results of the operating segments on a pre-tax basis. The Company does not materially depend on one or a few customers, brokers or agents. The following amounts pertain to the various business segments (in 000's):



                                                      YEAR ENDED DECEMBER 31, 1999
                                                      ----------------------------
                                     TOTAL        TOTAL        PRETAX    NET OPERATING      TOTAL
                                    REVENUES   EXPENDITURES    INCOME       INCOME         ASSETS
                                    --------   ------------    ------       ------         ------
Individual Protection               $17,139      $ 18,001     $   (861)     $   (118)    $   291,508
Group Protection                     16,095        15,541          554           360          20,038
Wealth Management                   543,424       460,788       82,636        59,734      20,534,218
Corporate                            53,241        52,758          483        (6,244)        639,149
                                    --------     --------     --------      --------     -----------
    Total                           $629,899     $547,088     $ 82,812      $ 53,732     $21,484,913
                                    ========     ========     ========      ========     ===========



                                                    YEAR ENDED DECEMBER 31, 1998
                                                    ----------------------------
Individual Protection               $230,219    $300,478    $(70,259)   $(46,469)    $   357,042
Group Protection                     14,993       13,023       1,970       1,260          18,163
Wealth Management                   538,053      457,483      80,570      59,978      17,211,359
Corporate                            63,438       50,787      12,651        (705)        661,698
                                    --------    --------    --------    --------     -----------
    Total                           $846,703    $821,771    $ 24,932    $ 14,064     $18,248,262
                                    ========    ========    ========    ========     ===========



                                                    YEAR ENDED DECEMBER 31, 1997
                                                    ----------------------------
Individual Protection               $295,933    $301,216    $ (5,283)   $ (3,260)    $ 1,554,818
Group Protection                     12,425       13,603      (1,178)       (764)         13,793
Wealth Management                   586,925      499,225      87,700      60,709      15,026,991
Corporate                            63,980       48,411      15,569       4,785         739,913
                                    --------    --------    --------    --------     -----------
    Total                           $959,263    $862,455    $ 96,808    $ 61,470     $17,335,515
                                    ========    ========    ========    ========     ===========



13. REGULATORY FINANCIAL INFORMATION



The insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles for stock life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, post-retirement benefit costs

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



13. REGULATORY FINANCIAL INFORMATION (CONTINUED):


are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable.



For the year ended December 31, 1999, the Company filed its Annual Report on Form 10-K ("10-K") using audited statutory financial statements. The following information reconciles statutory net income and statutory surplus with net income and equity on a GAAP basis (in 000's):



                                                                   YEAR ENDED DECEMBER 31,
                                                                   -----------------------
                                                                1999        1998        1997
                                                                ----        ----        ----
Statutory net income                                          $  90,358   $ 125,401   $ 129,242

Adjustments to GAAP for life insurance companies:
  Statutory interest maintenance reserve                          3,956       2,925       1,867
  Investment income and realized gains(losses)                   13,803      (4,532)     14,186
  Policyowner benefits                                         (154,293)   (187,990)    (84,895)
  Deferred policy acquisition costs                              88,413      60,527      88,921
  Deferred income taxes                                         (13,615)      8,886     (26,067)
  Other, net                                                     13,850       9,017       7,247
                                                              ---------   ---------   ---------
GAAP net income                                               $  42,472   $  14,234   $ 130,501
                                                              =========   =========   =========



                                                           DECEMBER 31, 1999    DECEMBER 31, 1998
                                                           -----------------    -----------------
Statutory capital stock and surplus                            $ 886,342            $ 909,924

Adjustments to GAAP for life insurance companies:
  Valuation of investments                                         3,697              139,826
  Deferred policy acquisition costs                              686,278              550,900
  Future policy benefits and Contractholder deposit funds       (350,181)            (240,035)
  Deferred income taxes                                          (86,112)            (106,343)
  Statutory interest maintenance reserve                          42,325               44,668
  Statutory asset valuation reserve                               45,281               46,698
  Surplus notes                                                 (565,000)            (565,000)
  Other, net                                                       8,615               (3,038)
                                                               ---------            ---------
GAAP equity                                                    $ 671,245            $ 777,600
                                                               =========            =========



The NAIC has codified statutory accounting practices, which are expected to constitute the only source of prescribed statutory accounting practices and are effective in 2001. Codification will change prescribed statutory accounting practices and may result in changes to the accounting practices that insurance enterprises use to prepare their statutory financial statements. The changes of codification will not have a material impact on statutory surplus.



14. DIVIDEND RESTRICTIONS



The Company and its insurance subsidiary's ability to pay dividends are subject to certain restrictions. Delaware and New York have enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company and Sun Life (N.Y.).



Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without prior approval of the Delaware Commissioner of Insurance, is limited to the greater of
(i) 10% of its statutory surplus as of the preceding December 31st, or (ii) the individual company's statutory net gain from operations for the preceding calendar

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



14. DIVIDEND RESTRICTIONS (CONTINUED):


year (if such insurer is a life company), or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory surplus, would also require the prior approval of the Delaware Commissioner of Insurance. During 1997, the Company received approval from the Delaware Commissioner of Insurance and transferred all of its ownership in MFS valued at $68,951,000 as a dividend to Life Holdco. See Note 2 for additional information. In 1998, a dividend in the amount of $50,000,000 was declared and paid by the Company to its parent, Life Holdco. During 1999, a dividend in the amount of $80,000,000 was declared and paid by the Company to Life Holdco. These dividends were approved by the Board of Directors, but did not require prior approval of the Insurance Commissioner. The maximum dividend payable by the Company without prior approval of the Delaware Commissioner of Insurance at December 31, 1999 was $8,000,000.



Under New York statute, cash dividends may be paid out of that part of the Company's available and accumulated surplus funds, which was derived from realized net operating profits of its business and realized capital gains. A cash dividend otherwise lawful may be paid out of such earned surplus even though total surplus is at the time less than previously contributed or paid-in surplus. No cash dividend shall be paid to stockholder unless a notice of the intention of the Board of Directors to declare such dividend and the amount thereof shall have been filed with the Superintendent of Insurance of the State of New York not less than thirty days in advance of such proposed declaration, nor if the Superintendent within thirty days after such filing gives written notice to the Company of his disapproval of such payment. During 1999 and 1998, Sun (N.Y.) declared and paid dividends in the amounts of $6,500,000 and $3,000,000, respectively, to the Company.



15. COMMITMENTS AND CONTINGENCIES



REGULATORY AND INDUSTRY DEVELOPMENTS



Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments.



Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. Part of the assessments paid by the Company and its subsidiaries pursuant to these laws may be used as credits for a portion of the associated premium taxes. The Company incurred guaranty fund assessments of approximately $3,500,000, $3,500,000, and $3,083,000 in 1999, 1998 and 1997, respectively.



YEAR 2000



The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



15. COMMITMENTS AND CONTINGENCIES (CONTINUED):


in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies may not arise.



LITIGATION



The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurance, management, at the present time, does not anticipate that the ultimate liability arising from such pending and threatened litigation will have a material effect on the financial condition or operating results of the Company.



LEASE COMMITMENTS



The Company leases various facilities and equipment under operating leases with terms up to twenty-five years. As of December 31, 1999, minimum future lease payments under such leases are as follows (in 000's):



2000        $ 4,354
2001          4,354
2002          4,407
2003          3,378
Thereafter    2,776
            =======
Total       $19,269
            =======



Total rental expense for the years ended December 31, 1999, 1998 and 1997 was $4,656,000, $4,139,000, and $3,875,000 respectively.



16. DISCONTINUED OPERATIONS



During 1999, the Company discontinued its individual disability segment and its banking and trust segment. These segments were composed of MCIC and NLT which were both sold during 1999 to separate, unaffiliated parties. Net proceeds on the sale of MCIC were approximately $33,965,000 and the Company realized a net loss after taxes of $25,465,000. Net proceeds on the sale of NLT were approximately $30,000,000; the Company realized a net gain after taxes of $13,170,000. Immediately before the sale date of NLT, the Company received a $19 million dividend distribution from NLT.



During 1997, the Company discontinued its investment management segment which was comprised of Massachusetts Financial Services Company, ("MFS"). As part of a corporate restructuring at the end of 1997, MFS was transferred to Life Holdco in the form of a dividend valued at $68,951,000. MFS was then transferred to US Holdco and then to a newly formed holding company, Sun Life of Canada (U.S.) Financial Services Holdings, Inc.



Income from discontinued operations (in 000's):



                                                                1999       1998       1997
                                                                ----       ----       ----
Revenue                                                       $22,667    $104,225   $691,348
Expenses                                                       21,430     104,593    570,521
Provision for income taxes                                        203        (445)    51,795
                                                              -------    --------   --------
Income from discontinued operations                           $ 1,034    $     77   $ 69,032
                                                              =======    ========   ========

INDEPENDENT AUDITORS' REPORT



TO THE BOARD OF DIRECTORS AND STOCKHOLDER OF SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.):



We have audited the accompanying consolidated balance sheets of Sun Life Assurance Company of Canada (U.S.) and its subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholder's equity, comprehensive income and of cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Assurance Company of Canada (U.S.) and its subsidiaries as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 22, 2000

                            ------------------------

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF INCOME (IN MILLIONS)
FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                                              UNAUDITED   UNAUDITED
                                                                2000        1999
                                                              ---------   ---------
Revenues
Premiums and annuity considerations                             $14.6       $11.0
Net investment income                                            79.9        98.4
Net realized investment gains                                     0.2         4.5
Fee and other income                                             66.6        49.9
                                                                -----       -----
Total revenues                                                  161.3       163.8
                                                                -----       -----
Benefits and expenses
Policyowner benefits                                             80.3        84.7
Underwriting, acquisition and other operating expenses           27.0        20.0
Amortization of deferred policy acquisition costs                 0.6        24.4
                                                                -----       -----
Total benefits and expenses                                     107.9       129.1
                                                                -----       -----
Income from operations                                           53.4        34.7
Interest expense                                                 10.8        10.8
                                                                -----       -----
Income before income tax expense and discontinued operations     42.6        23.9
Income tax expense                                               14.9         3.3
                                                                -----       -----
Net income from continuing operations                            27.7        20.6
Net loss on disposal of subsidiary, after tax                      --       (25.6)
Net income from discontinued operations                            --         0.8
                                                                -----       -----
Net income (loss)                                               $27.7       $(4.2)
                                                                =====       =====

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE UNAUDITED CONSOLIDATED
                             FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED BALANCE SHEETS (IN MILLIONS)

                                                                 UNAUDITED
                                                              MARCH 31, 2000    DECEMBER 31, 1999
                                                              ---------------   ------------------
ASSETS
Investments
Fixed maturities available-for-sale at fair value (amortized cost of $2,843.5 and $2,685.4 in 2000 and 1999,
  respectively)                                                  $ 2,833.7          $ 2,677.3
Trading fixed maturities at fair value (amortized cost of
  $1.0 and $1.0 in 2000 and 1999, respectively)                        1.0                1.0
Short-term investments                                                85.5              177.2
Mortgage loans                                                       898.1              931.4
Real estate                                                           94.3               95.1
Policy loans                                                          40.4               40.7
Other invested assets                                                 68.3               67.9
                                                                 ---------          ---------
Total investments                                                  4,021.3            3,990.6
                                                                 ---------          ---------
Cash and cash equivalents                                            321.0              550.3
Accrued investment income                                             52.4               50.5
Deferred policy acquisition costs                                    728.1              686.3
Outstanding premiums                                                   2.0                2.7
Other assets                                                          62.2               81.2
Separate account assets                                           17,298.8           16,123.3
                                                                 ---------          ---------
TOTAL ASSETS                                                     $22,485.8          $21,484.9
                                                                 =========          =========
LIABILITIES
Future contract and policy benefits                              $   727.4          $   729.3
Contractholder deposit funds and other policy liabilities          2,945.3            3,144.8
Unearned revenue                                                       7.5                7.1
Accrued expenses and taxes                                            93.4               98.8
Deferred federal income taxes                                         90.2               77.7
Long-term debt payable to affiliates                                 565.0              565.0
Other liabilities                                                     58.7               67.7
Separate account liabilities                                      17,298.8           16,123.3
                                                                 ---------          ---------
Total liabilities                                                 21,786.3           20,813.7
                                                                 ---------          ---------
STOCKHOLDER'S EQUITY
Common stock, $1,000 par value - 10,000 shares authorized;
  5,900 shares issued and outstanding                                  5.9                5.9
Additional paid-in capital                                           199.4              199.4
Accumulated other comprehensive income                                 7.7                7.1
Retained earnings                                                    486.5              458.8
                                                                 ---------          ---------
Total stockholder's equity                                           699.5              671.2
                                                                 ---------          ---------
Total liabilities and stockholder's equity                       $22,485.8          $21,484.9
                                                                 =========          =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE UNAUDITED CONSOLIDATED
                             FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (IN MILLIONS)
FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                                              UNAUDITED   UNAUDITED
                                                                2000        1999
                                                              ---------   ---------
Net income (loss)                                               $27.7       $(4.2)
Other comprehensive income:
Net change in unrealized holding gains and losses on
  available-for-sale securities, net of tax                       0.7        10.7
Currency translation                                             (0.1)         --
                                                                -----       -----
Other comprehensive income:                                       0.6        10.7
                                                                -----       -----
Comprehensive income                                            $28.3       $ 6.5
                                                                =====       =====

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE UNAUDITED CONSOLIDATED
                             FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (IN MILLIONS) FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)

                                                              ACCUMULATED
                                                ADDITIONAL       OTHER                      TOTAL
                                      COMMON     PAID-IN     COMPREHENSIVE   RETAINED   STOCKHOLDER'S
                                      STOCK      CAPITAL        INCOME       EARNINGS      EQUITY
                                     --------   ----------   -------------   --------   -------------
Balance at December 31, 1999           $5.9       $199.4         $ 7.1        $458.8        $671.2
Comprehensive income:
  Net income                             --           --            --          27.7          27.7
  Other comprehensive income             --           --           0.6            --           0.6
                                       ----       ------         -----        ------        ------
Balance at March 31, 2000              $5.9       $199.4         $ 7.7        $486.5        $699.5
                                       ====       ======         =====        ======        ======
Balance at December 31, 1998           $5.9       $199.4         $75.9        $496.4        $777.6
Comprehensive income:
  Net income                             --           --            --          (4.2)         (4.2)
  Other comprehensive income             --           --          10.7            --          10.7
  Dividends to stockholder               --           --            --         (75.0)        (75.0)
                                       ----       ------         -----        ------        ------
Balance at March 31, 1999              $5.9       $199.4         $86.6        $417.2        $709.1
                                       ====       ======         =====        ======        ======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE UNAUDITED CONSOLIDATED
                             FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN MILLIONS)
FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                                              UNAUDITED   UNAUDITED
                                                                2000        1999
                                                              ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income from continuing operations                          $  27.7     $  20.6
Adjustments to reconcile net income from continuing
  operations to net cash provided by operating activities:
  Amortization of discount and premiums                           (0.3)        0.0
  Depreciation and amortization                                    0.3         0.5
  Net realized gains on investments                               (0.2)       (4.5)
  Tax benefit on disposal of subsidiary                             --        14.8
  Interest credited to contractholder deposits                    48.7        56.0
  Deferred federal income taxes                                   12.1        (5.9)
Changes in assets and liabilities:
  Deferred acquisition costs                                     (39.0)      (16.6)
  Accrued investment income                                       (1.9)        1.0
  Other assets                                                    13.1       (17.9)
  Future contract and policy benefits                             (1.4)       (4.1)
  Other, net                                                     (10.1)       12.7
                                                               -------     -------
Net cash provided by operating activities                         49.0        56.6
                                                               -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Sales, maturities and repayments of:
    Available-for-sale fixed maturities                          208.9       413.3
    Subsidiary                                                      --        33.6
    Mortgage loans                                                50.1        24.0
    Real estate                                                    3.0          --
  Purchases of:
    Available-for-sale fixed maturities                         (366.9)     (143.8)
    Other invested assets                                           --        (1.0)
    Mortgage loans                                               (17.6)      (97.7)
    Real estate                                                   (1.9)       (0.1)
  Changes in other investing activities, net                       0.3          --
  Net change in policy loans                                       0.3        (0.7)
  Net change in short term investments                            94.6       (91.3)
                                                               -------     -------
Net cash provided by (used in) investing activities              (29.2)      136.4
                                                               -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Deposits and interest credited to contractholder deposit
    funds                                                        317.0       341.3
  Withdrawals from contractholder deposit funds                 (566.1)     (471.8)
                                                               -------     -------
Net cash used in financing activities                           (249.1)     (130.4)
                                                               -------     -------
Net change in cash and cash equivalents                         (229.3)       62.6
  Cash and cash equivalents, beginning of period                 550.3       264.7
  Cash and cash equivalents, end of period                     $ 321.0     $ 327.3
                                                               =======     =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid, net of refunds                            $ (19.5)    $  13.3

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE UNAUDITED CONSOLIDATED
                             FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Sun Life Assurance Company of Canada (U.S.) (the "Company") was incorporated in 1970 as a life insurance company domiciled in the state of Delaware. The Company and its subsidiaries are licensed in 49 states and certain other territories and are engaged in the sale of individual variable life insurance, individual fixed and variable annuities, group fixed and variable annuities, group pension contracts, group life and disability insurance, and other asset management services.

The Company is a wholly owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc. ("Life Holdco"), which is an indirect wholly owned subsidiary of Sun Life Assurance Company of Canada ("SLOC"), the Company's ultimate parent as of December 31, 1999. SLOC is a life insurance company domiciled in Canada which reorganized from a mutual life insurance company to a stock life insurance company on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("SLF"), is now the ultimate parent of SLOC and the Company.

BASIS OF PRESENTATION

For the year ended December 31, 1999, the Company filed its Annual Report on Form 10-K using audited statutory financial statements. The Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which is a comprehensive basis of accounting other than generally accepted accounting principles. The Company has changed its basis of accounting for the three months ended
March 31, 2000 to generally accepted accounting principles ("GAAP") and has restated the financial statements for the prior year ended December 31, 1999 (Consolidated Balance Sheet) and for the period ended March 31, 1999 (Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Stockholder's Equity, and Consolidated Statement of Cash Flows) to conform with GAAP. See Note 5 for a reconciliation of statutory surplus to GAAP equity and statutory net income to GAAP net income.

The Company owns all of the outstanding shares of Sun Life Insurance and Annuity Company of New York ("Sun Life (N.Y.)"), Sun Life of Canada (U.S.) Distributors, Inc. ("Sundisco"), Sun Life Financial Services Limited ("SLFSL"), Sun Benefit Services Company, Inc. ("Sunbesco"), Sun Capital Advisers, Inc. ("Sun Capital"), Sun Life Finance Corporation ("Sunfinco"), Sun Life of Canada (U.S.)
SPE 97-1, Inc. ("SPE 97-1"), Clarendon Insurance Agency, Inc. ("Clarendon"), and Sun Life Information Services Ireland Limited ("SLIRL"). All significant intercompany transactions have been eliminated in consolidation.

Sun Life (N.Y.) is engaged in the sale of individual fixed and variable annuity contracts and group life and disability insurance contracts in its state of domicile, New York. Sundisco is a registered investment adviser and broker-dealer. SLFSL serves as the marketing administrator for the distribution of the offshore products of Sun Life Assurance Company of Canada (Bermuda), an affiliate. Sun Capital is a registered investment adviser. SPE 97-1 was organized for the purpose of engaging in activities incidental to securitizing mortgage loans. Clarendon is a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates. SLIRL provides information systems development services to the Company and its affiliates. Sunbesco and Sunfinco are currently inactive.

During 1999, the Company sold two of its subsidiaries, Massachusetts Casualty Insurance Company ("MCIC") (sold February, 1999) and New London Trust F.S.B. ("NLT") (sold October, 1999). MCIC is a life insurance company which issues only individual disability income policies. NLT is a federally chartered savings bank, which grants commercial, residential real estate and installment loans. The results of operations of these subsidiaries are reported as discontinued operations.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)
USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances, and the liabilities for future policyholder benefits. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including cash and cash equivalents, investments such as fixed maturities, mortgage loans and equity securities, off balance sheet financial instruments, debt, loan commitments and financial guarantees. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents primarily include cash, commercial paper, money market investments, and short term bank participations. All such investments have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

INVESTMENTS

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments of Debt and Equity Securities. At the time of purchase, fixed maturity securities are classified based on intent, as held-to-maturity, available-for-sale, or trading. In order for the security to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity. Securities held-to-maturity are stated at cost, adjusted for amortization of premiums, and accretion of discounts. Trading securities are carried at estimated fair value with changes in unrealized gains or losses reported as a component of net investment income. Securities that do not meet this criterion are classified as available-for-sale. Available-for-sale securities are carried at estimated fair value with changes in unrealized gains or losses reported net of taxes in a separate component of stockholder's equity. Fair values are obtained from external market quotations. All securities transactions are recorded on a trade date basis.

Mortgage loans are stated at unpaid principle balances, net of provisions for estimated losses. Mortgage loans acquired at a premium or discount are carried at amortized values net of provisions for estimated losses. Loans, which include primarily commercial first mortgages, and real estate are diversified by property type and geographic area throughout the United States. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made.

A loan is recognized as impaired when it is probable that the principal or interest is not collectible in accordance with the contractual terms of the loan. Measurement of impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price. A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount. Loans are also charged against the allowance when determined to be uncollectible. The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower's ability to pay. While management believes

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)
that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.

Real estate investments are held for the production of income or held-for-sale. Real estate investments held for the production of income are carried at the lower of cost adjusted for accumulated depreciation or fair value. Real estate investments held-for-sale are primarily acquired through foreclosure of mortgage loans. The cost of real estate that has been acquired through foreclosure is the estimated fair value at the time of foreclosure. Depreciation of buildings and improvements is calculated using the straight-line method over the estimated useful life of the property, generally 40 to 50 years.

Policy loans are carried at the amount of outstanding principal balance not in excess of net cash surrender values of the related insurance policies.

Other invested assets consist primarily of leveraged leases and tax credit partnerships.

The Company uses derivative financial instruments including financial futures contracts, equity options, interest rate swaps, foreign currency swaps and forward spread lock contracts as a means of hedging exposure to interest rate, currency and equity price risk. Hedge accounting is used to account for certain derivatives. To qualify for hedge accounting, the changes in fair value of the derivative must be expected to substantially offset the changes in the value of the hedged item. Hedges are monitored to ensure that there is a correlation between the derivative instrument and the hedged investment. Derivative instruments qualifying for hedge accounting treatment are marked to market and the related changes in fair value are included in a separate component of stockholder's equity. To the extent that the correlation of the derivative instrument and hedged item is not established, the derivative instrument is marked to market and the related change in fair value is recognized in the statement of operations as a component of net investment income.

Investment income is recognized on an accrual basis. Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. When an impairment of a specific investment or a group of investments is determined to be other than temporary, a realized investment loss is recorded. Changes in the provision for estimated losses on mortgage loans and real estate are included in net realized investment gains and losses.

Interest income on loans is recorded on the accrual basis. Loans are placed in a non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful. When a loan is placed in non-accrual status, all interest previously accrued is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest, have performed on a sustained basis for a reasonable period of time, and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting and other costs which vary with and are primarily related to the production of revenues. Acquisition costs related to investment-type contracts, primarily deferred annuity and guaranteed investment contracts, and universal and variable life products are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges and direct variable administrative expenses. This amortization is reviewed annually and adjusted retrospectively by a cumulative charge or credit to current operations when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)
losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each life product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

OTHER ASSETS

Property, equipment, leasehold improvements, and capitalized software costs, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 30 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements. Reinsurance receivables from reinsurance ceded are also included in other assets.

POLICY LIABILITIES AND ACCRUALS

Future contract and policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 4.5% to 5.5% for life insurance and 6% to 11.25% for annuities. The liabilities associated with traditional life insurance, annuity and disability insurance products are computed using the net level premium method based on assumptions about future investment yields, mortality, morbidity and persistency. The assumptions used are based upon both the Company's and its affiliates' experience and industry standards. Estimated liabilities are established for group life and health policies that contain experience rating provisions.

Policyholder contract deposits consist of policy values that accrue to the holders of universal life-type contracts and investment-related products such as deferred annuities and guaranteed investment contracts. The liabilities are determined using the retrospective deposit method and consist of net deposits and investment earnings less administrative charges. The liability is before the deduction of any applicable surrender charges.

Other policy liabilities include liabilities for policy and contract claims. These amounts consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported. The amount reported is based upon historical experience, adjusted for trends and current circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses. Revisions to these estimates are included in operations in the year such refinements are made.

REVENUE AND EXPENSES

Premiums for traditional individual life and annuity products are considered revenue when due. Premiums related to group life and group disability insurance are recognized as revenue pro-rata over the contract period. The unexpired portion of these premiums is recorded as unearned premiums. Revenue from

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)
universal life-type products and investment-related products includes charges for cost of insurance (mortality), initiation and administration of the policy and surrender charges. Revenue is recognized when the charges are assessed except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, annuity, and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and spread income recognition over expected policy lives. For universal life-type and investment-type contracts, benefits include interest credited to policyholders' accounts and death benefits in excess of account values, which are recognized as incurred.

INCOME TAXES

The Company and its subsidiaries participate in a consolidated federal income tax return with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., direct wholly owned subsidiary of SLOC and parent company of Life Holdco and other affiliates. Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. These differences result primarily from policy reserves, policy acquisition expenses and unrealized gains or losses on investments.

SEPARATE ACCOUNTS

The Company has established separate accounts applicable to various classes of contracts providing for variable benefits. Contracts for which funds are invested in separate accounts include variable life insurance and individual and group qualified and non-qualified variable annuity contracts. Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contract holders, are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market value and the investment risk of such securities is retained by the policyholder.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the balance sheet and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations.

In June 1999, the FASB issued Statement of Financial Accounting Standards
No. 137 ("SFAS No. 137"), "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB SFAS No. 133." SFAS No. 137 delays the effective date of SFAS No. 133 for all fiscal quarters until fiscal years beginning after June 15, 2000. The Company is evaluating SFAS No. 133 and has not determined its effect on the consolidated financial statements.

On January 1, 1999, the Company adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." This statement provides guidance on when an insurance or other enterprise should recognize a liability for guaranty fund and other assessments and on how to measure such liability. The adoption of SOP 97-3 had no material impact on the financial position or results of operations of the Company.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)
On January 1, 1999, the Company adopted AICPA SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. In the past, the Company has expensed such costs as they were incurred. The adoption of SOP 98-1, had no material impact on pre-tax income in either three month period.

(2) TRANSACTIONS WITH AFFILIATES

The Company has an agreement with SLOC which provides that SLOC will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under this agreement amounted to approximately $7,374,000 and $6,798,000 for the three month period in 2000 and 1999.

The Company leases office space to SLOC under lease agreements with terms expiring in September, 2004 and options to extend the terms for each of twelve successive five-year terms at fair market rental not to exceed 125% of the fixed rent for the term which is ending. Rent received by the Company under the leases for the three month period amounted to approximately $1,994,000 in 2000 and $1,762,000 in 1999.

During January 2000, the Company purchased $200 million of term notes issued by an affiliate, Massachusetts Financial Services Company, maturing in 2003 and 2004.

(3) SEGMENT INFORMATION

The Company offers financial products and services such as fixed and variable annuities, retirement plan services, and life insurance on an individual and group basis, as well as disability insurance on a group basis. Within these areas, the Company conducts business principally in three operating segments and maintains a corporate segment to provide for the capital needs of the three operating segments and to engage in other financing related activities.

The Individual Protection segment markets and administers a variety of life insurance products sold to individuals and corporate owners of individual life insurance. The products include whole life, universal life and variable life products.

The Group Protection segment markets and administers group life and long-term disability insurance to small and mid-size employers in the State of New York.

The Wealth Management segment markets and administers individual and group variable annuity products, individual and group fixed annuity products which include market value adjusted annuities, and other retirement benefit products.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(3) SEGMENT INFORMATION (CONTINUED)
Summarized unaudited financial information by segment is provided in the tables below:

                                                   PERIOD ENDED MARCH 31, 2000             MARCH 31,
                                          ---------------------------------------------       2000
                                           TOTAL        TOTAL        PRETAX      NET      ------------
                                          REVENUES   EXPENDITURES    INCOME     INCOME    TOTAL ASSETS
                                          --------   ------------   --------   --------   ------------
                                                          (IN MILLIONS)
Individual Protection                      $  3.1       $  3.2       $ (.1)     $ (.1)     $   325.0
Group Protection                              4.2          3.3          .9         .6           27.8
Wealth Management                           146.9         99.3        47.6       32.6       21,903.1
Corporate                                     7.1         12.9        (5.8)      (5.4)         229.8
                                           ======       ======       =====      =====      =========
    Total                                  $161.3       $118.7       $42.6      $27.7      $22,485.7
                                           ======       ======       =====      =====      =========

                                                                                          DECEMBER 31,
                                                   PERIOD ENDED MARCH 31, 1999                1999
                                          ---------------------------------------------   -------------
                                                          (IN MILLIONS)
Individual Protection                     $    4.4   $        4.4   $     --   $     --   $       291.5
Group Protection                              4.2          3.6          .6         .4            20.0
Wealth Management                           146.3        120.5        25.8       18.1        20,534.2
Corporate                                     8.9         11.4        (2.5)       2.1           639.2
                                           ======       ======       =====      =====       =========
    Total                                  $163.8       $139.9       $23.9      $20.6       $21,484.9
                                           ======       ======       =====      =====       =========

(4) DISCONTINUED OPERATIONS

In February 1999, the Company completed the sale of its wholly-owned subsidiary, MCIC for approximately $34,000,000. The Company realized a loss of $25,600,000 on the sale.

In October 1999, the Company completed the sale of its wholly-owned subsidiary, NLT. A summary of the results of these discontinued operations follows:

                                                              MARCH 31, 1999
                                                              --------------
                                                              (IN MILLIONS)
Revenue                                                            $7.5
Expenses                                                            6.2
Provision for income taxes                                           .5
                                                                   ====
Income from discontinued operations                                $ .8
                                                                   ====

(5) STATUTORY FINANCIAL INFORMATION

For the year ended December 31, 1999, the Company filed its Annual Report on Form 10-K using audited statutory financial statements. The Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which is a comprehensive basis of accounting other than generally accepted accounting principles. The Company has changed its basis of accounting for the three months ended
March 31, 2000 to generally accepted accounting principles ("GAAP") and has restated the financial statements for the prior year ended December 31, 1999 (Consolidated Balance Sheet) and for the period ended March 31, 1999 (Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Stockholder's Equity, and Consolidated Statement of Cash Flows) to conform with GAAP. The Statutory Balance Sheet filed as part of the 1999 10-K is shown below:

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(5) STATUTORY FINANCIAL INFORMATION (CONTINUED)
STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND
CAPITAL STOCK AND SURPLUS

                                                              DECEMBER 31, 1999
                                                              -----------------
                                                                (IN MILLIONS)
ADMITTED ASSETS
Bonds                                                            $ 1,221,970
Common stocks                                                         75,283
Mortgage loans on real estate                                        528,911
Properties acquired in satisfaction of debt                           15,641
Investment real estate                                                79,182
Policy loans                                                          40,095
Cash and short-term investments                                      316,971
Other invested assets                                                 67,938
Investment income due and accrued                                     25,303
Other assets                                                           5,807
                                                                 -----------
General account assets                                             2,377,101
Separate account assets
  Unitized                                                        15,490,328
  Non-unitized                                                     2,080,726
                                                                 -----------
TOTAL ADMITTED ASSETS                                            $19,948,155
                                                                 ===========
LIABILITIES
Aggregate reserve for life policies and contracts                $ 1,153,642
Supplementary contracts                                                3,182
Policy and contract claims                                               962
Liability for premium and other deposit funds                        564,820
Surrender values on cancelled policies                                    16
Interest maintenance reserve                                          41,771
Commissions to agents due or accrued                                   3,253
General expenses due or accrued                                       14,055
Transfers from Separate Accounts due or accrued                     (467,619)
Taxes, licenses and fees due or accrued, excluding FIT                   379
Federal income taxes due or accrued                                   89,031
Unearned investment income                                                22
Amounts withheld or retained by company as agent or trustee             (442)
Remittances and items not allocated                                    1,078
Asset valuation reserve                                               44,071
Payable to parent, subsidiaries, and affiliates                       26,284
Other liabilities                                                     16,674
                                                                 -----------
General account liabilities 1,491,179 Separate account
  liabilities:
  Unitized                                                        15,489,908
  Non-unitized                                                     2,080,726
                                                                 -----------
TOTAL LIABILITIES                                                 19,061,813
                                                                 -----------

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(5) STATUTORY FINANCIAL INFORMATION (CONTINUED)

                                                              DECEMBER 31, 1999
                                                              -----------------
                                                                (IN MILLIONS)
CAPITAL STOCK AND SURPLUS
Common capital stock                                                   5,900
                                                                 -----------
Surplus notes                                                        565,000
Gross paid in and contributed surplus                                199,355
Unassigned funds                                                     116,087
                                                                 -----------
Surplus                                                              880,442
Total common capital stock and surplus                               886,342
                                                                 -----------
TOTAL LIABILITIES, CAPITAL STOCK AND SURPLUS                     $19,948,155
                                                                 ===========

The following information reconciles statutory net income and statutory surplus with net income and equity on a GAAP basis.

                                                                   THREE MONTHS
                                                                  ENDED MARCH 31,
                                                              -----------------------
                                                                2000           1999
                                                              --------       --------
                                                                   (IN MILLIONS)
Statutory net income                                           $ 21.4         $ 37.7
Adjustments to GAAP for life insurance companies:
  Statutory interest maintenance reserve                          (.8)           (.9)
Investment income and realized gains (losses)                     1.9          (14.5)
Policyowner benefits                                            (24.4)         (35.4)
Deferred policy acquisition costs                                39.0           16.6
Deferred income taxes                                           (11.1)          (9.0)
Other, net                                                        1.7            1.3
                                                               ------         ------
GAAP net income (loss)                                         $ 27.7         $ (4.2)
                                                               ======         ======

                                                              MARCH 31,   DECEMBER 31,
                                                                2000          1999
                                                              ---------   ------------
                                                                   (IN MILLIONS)
Statutory surplus                                              $ 915.5      $ 886.3
Adjustments to GAAP for life insurance companies:
  Valuation of investments                                         3.2          3.7
  Deferred policy acquisition costs                              728.1        686.3
  Future policy benefits and Contractholder deposit funds       (386.4)      (350.2)
  Deferred income taxes                                          (89.4)       (86.1)
  Statutory interest maintenance reserve                          41.3         42.3
  Statutory asset valuation reserve                               42.4         45.3
  Surplus notes                                                 (565.0)      (565.0)
  Other, net                                                       9.8          8.6
                                                               -------      -------
GAAP equity                                                    $ 699.5      $ 671.2
                                                               =======      =======

The NAIC has codified statutory accounting practices, which are expected to constitute the only source of prescribed statutory accounting practices and are effective in 2001. Codification will change prescribed statutory accounting practices and may result in changes to the accounting practices that insurance enterprises use to prepare their statutory financial statements. The changes of codification will not have a material impact on statutory surplus.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(6) COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurances, at the present time the Company does not anticipate that the ultimate liability arising from such pending or threatened litigation, after consideration of provisions made for potential losses and costs of defense, will have a material adverse effect on the financial condition of operating results of the Company.

Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred it would threaten an insurer's solvency and further provide annual limits on such assessments. Part of the assessments paid by the Company and its subsidiaries pursuant to these laws may be used as credits for a portion of the associated premium taxes.

            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Calculation of Performance Data
Advertising and Sales Literature
Calculations
  Example of Variable Accumulation Unit Value Calculation
  Example of Variable Annuity Unit Calculation
  Example of Variable Annuity Payment Calculation
Distribution of the Contracts
Designation and Change of Beneficiary
Custodian
Financial Statements

      This Prospectus sets forth information about the Contract and the Variable Account that a prospective purchaser should know before investing. Additional information about the Contract and the Variable Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information dated June 9, 2000 which is incorporated herein by reference. The Statement of Additional Information is available upon request and without charge from Sun Life Assurance Company of Canada (U.S.). To receive a copy, return this request form to the address shown below or telephone (888) 786-2435.


--------------------------------------------------------------------------------


To:     Sun Life Assurance Company of Canada (U.S.)
        c/o Retirement Products and Services
        P.O. Box 9133
        Boston, Massachusetts 02117

        Please send me a Statement of Additional Information for Futurity III Variable and Fixed Annuity
        Sun Life of Canada (U.S.) Variable Account F.


Name         ------------------------------------------------------------

Address      ------------------------------------------------------------

             ------------------------------------------------------------

City  --------------------------------   State  --------------       Zip  -------

Telephone  ------------------------------------------------------------

                                   APPENDIX A
                                    GLOSSARY

      The following terms as used in this Prospectus have the indicated meanings:

      ACCOUNT or PARTICIPANT ACCOUNT: An account established for each Participant to which Net Purchase Payments are credited.

      ACCOUNT VALUE: The Variable Accumulation Value, if any, plus the Fixed Accumulation Value, if any, of your Account for any Valuation Period.

      ACCOUNT YEAR and ACCOUNT ANNIVERSARY: Your first Account Year is the period 365 days from the date on which we issued your Contract. Your Account Anniversary is the last day of an Account Year. Each Account Year after the first is the 365-day period that begins on your Account Anniversary. For example, if the Contract Date is on March 12, the first Account Year is determined from the Contract Date and ends on March 12 of the following year. Your Account Anniversary is March 12 and all Account Years after the first are measured from March 12. (If the Anniversary Date falls on a non-business day, the previous business day will be used.)

      ACCUMULATION PHASE: The period before the Annuity Commencement Date and during the lifetime of the Annuitant during which you make Purchase Payments under the Contract. This is called the "Accumulation Period" in the Contract.

      *ANNUITANT: The person or persons to whom the first annuity payment is made. If the Annuitant dies prior to the Annuity Commencement Date, the Co-Annuitant will become the sole Annuitant. If the Co-Annuitant dies or if no Co-Annuitant is named, the Participant becomes the Annuitant upon the Annuitant's death prior to the Annuity Commencement Date. If you have not named a sole Annuitant on the 30th day before the Annuity Commencement Date and both the Annuitant and Co-Annuitant are living, the Co-Annuitant will be the sole Annuitant/Payee during the Income Phase.

      ANNUITY COMMENCEMENT DATE: The date on which the first annuity payment under each Contract is to be made.

      ANNUITY OPTION: The method you choose for making annuity payments.

      ANNUITY UNIT: A unit of measure used in the calculation of the amount of the second and each subsequent Variable Annuity payment from the Variable Account.

      APPLICATION: The document signed by you or other evidence acceptable to us that serves as your application for participation under a Group Contract or purchase of an Individual Contract.

      *BENEFICIARY: Prior to the Annuity Commencement Date, the person or entity having the right to receive the death benefit and, for Non-Qualified Contracts, who, in the event of the Participant's death, is the "designated beneficiary" for purposes of Section 72(s) of the Internal Revenue Code. After the Annuity Commencement Date, the person or entity having the right to receive any payments due under the Annuity Option elected, if applicable, upon the death of the Payee.


      BUSINESS DAY: Any day the New York Stock Exchange is open for trading. Also, any day on which we make a determination of the value of a Variable Accumulation Unit.


      CERTIFICATE: The document for each Participant which evidences the coverage of the Participant under a Group Contract.

      COMPANY: Sun Life Assurance Company of Canada (U.S.).


      CONTRACT: Any Individual Contract, Group Contract, or Certificate issued under a Group Contract.


      CONTRACT DATE: The date on which we issue your Contract. This is called the "Date of Coverage" in the Contract.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.

      COVERED PERSON: The person(s) identified as such in the Contract whose death will trigger the death benefit provisions of the Contract and whose medically necessary stay in a hospital or nursing facility may allow the Participant to be eligible for a waiver of the withdrawal charge. Unless otherwise noted, the the Participant/Owner is the Covered Person.

      DEATH BENEFIT DATE: If you have elected a death benefit payment option before the Annuitant's death that remains in effect, the date on which we receive Due Proof of Death. If your Beneficiary elects the death benefit payment option, the later of (a) the date on which we receive the Beneficiary's election and (b) the date on which we receive Due Proof of Death. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Death Benefit Date will be the last day of the 60 day period and we will pay the death benefit in one lump sum.

      DUE PROOF OF DEATH: An original certified copy of an official death certificate, an original certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to the Company.

      FIXED ACCOUNT: The general account of the Company, consisting of all assets of the Company other than those allocated to a separate account of the Company.

      FIXED ACCOUNT VALUE: The value of that portion of your Account allocated to the Fixed Account.

      FIXED ANNUITY: An annuity with payments which do not vary as to dollar amount.

      FUND: A registered management investment company, or series thereof, in which assets of a Sub-Account may be invested.

      GROUP CONTRACT: A Contract issued by the Company on a group basis.

      GUARANTEE AMOUNT: Each separate allocation of Account Value to a particular Guarantee Period (including interest earned thereon).

      GUARANTEE PERIOD: The period for which a Guaranteed Interest Rate is credited.

      GUARANTEED INTEREST RATE: The rate of interest we credit on a compound annual basis during any Guarantee Period.

      INCOME PHASE: The period on and after the Annuity Commencement Date and during the lifetime of the Annuitant during which we make annuity payments under the Contract.

      INDIVIDUAL CONTRACT: A Contract issued by the Company on an individual basis.

      NET INVESTMENT FACTOR: An index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. The Net Investment Factor may be greater or less than or equal to one.

      NET PURCHASE PAYMENT (NET PAYMENTS): The portion of a Purchase Payment which remains after the deduction of any applicable premium tax or similar tax. This is also the term used to describe the total contribution made to the Contract minus the total withdrawals.

      NON-QUALIFIED CONTRACT: A Contract used in connection with a retirement plan that does not receive favorable federal income tax treatment under Sections 401, 403, 408, or 408A of the Internal Revenue Code. The Participant's interest in the Contract must be owned by a natural person or agent for a natural person for the Contract to receive income tax treatment as an annuity.

      *OWNER: The person, persons or entity entitled to the ownership rights stated in a Group Contract and in whose name or names the Group Contract is issued. The Owner may designate a trustee or custodian of a retirement plan which meets the requirements of Section 401, Section 408(c), Section 408(k),
Section 408(p) or Section 408A of the Internal Revenue Code to serve as legal owner of assets of a retirement plan, but the term "Owner," as used herein, shall refer to the organization entering into the Group Contract.

* You specify these items on the Application, and may change them, as we describe in this Prospectus.

      *PARTICIPANT: In the case of an Individual Contract, the owner of the Contract. In the case of a Group Contract, the person named in the Contract who is entitled to exercise all rights and privileges of ownership under the Contract, except as reserved by the Owner. If there are two Participants, the death benefit is paid upon the death of either Participant.

      PAYEE: A recipient of payments under a Contract. The term includes an Annuitant or a Beneficiary who becomes entitled to benefits upon the death of the Participant, or on the Annuity Commencement Date.

      PURCHASE PAYMENT (PAYMENT): An amount paid to the Company as consideration for the benefits provided by a Contract.

      QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which may receive favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code of 1986, as amended.

      RENEWAL DATE: The last day of a Guarantee Period.


      SUB-ACCOUNT: That portion of the Variable Account which invests in shares of a specific Fund.


      VALUATION PERIOD: The period of time from one determination of Variable Accumulation Unit or Annuity Unit values to the next subsequent determination of these values. Value determinations are made as of the close of the New York Stock Exchange on each day that the Exchange is open for trading.

      VARIABLE ACCOUNT: Variable Account F of the Company, which is a separate account of the Company consisting of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets of the Company.

      VARIABLE ACCUMULATION UNIT: A unit of measure used in the calculation of Variable Account Value.

      VARIABLE ACCOUNT VALUE: The value of that portion of your Account allocated to the Variable Account.

      VARIABLE ANNUITY: An annuity with payments which vary as to dollar amount in relation to the investment performance of the Variable Account.

                                   APPENDIX B
        WITHDRAWALS, WITHDRAWAL CHARGES AND THE MARKET VALUE ADJUSTMENT

PART 1: VARIABLE ACCOUNT (THE MARKET VALUE ADJUSTMENT DOES NOT APPLY TO THE VARIABLE ACCOUNT)
WITHDRAWAL CHARGE CALCULATION:
FULL WITHDRAWAL:

      Assume a Purchase Payment of $40,000 is made on the Contract Date, no additional Purchase Payments are made and there are no partial withdrawals. The table below presents three examples of the withdrawal charge resulting from a full withdrawal of your Account, based on hypothetical Account Values.

                                                                     PAYMENT
                HYPOTHETICAL              CUMULATIVE      FREE      SUBJECT TO   WITHDRAWAL   WITHDRAWAL
     ACCOUNT      ACCOUNT       ANNUAL      ANNUAL     WITHDRAWAL   WITHDRAWAL     CHARGE       CHARGE
       YEAR        VALUE       EARNINGS    EARNINGS      AMOUNT       CHARGE     PERCENTAGE     AMOUNT
     --------   ------------   --------   ----------   ----------   ----------   ----------   ----------
(a)     1          $41,000      $1,000     $ 1,000      $ 6,000      $35,000       7.00%        $2,450
        2          $45,100      $4,100     $ 5,100      $ 6,000      $39,100       7.00%        $2,737
        3          $49,600      $4,500     $ 9,600      $ 9,600      $40,000       6.00%        $2,400
(b)     4          $52,100      $2,500     $12,100      $12,100      $40,000       6.00%        $2,400
        5          $57,300      $5,200     $17,300      $17,300      $40,000       5.00%        $2,000
        6          $63,000      $5,700     $23,000      $23,000      $40,000       4.00%        $1,600
        7          $66,200      $3,200     $26,200      $26,200      $40,000       3.00%        $1,200
(c)     8          $72,800      $6,600     $32,800      $32,800      $     0       0.00%        $    0

(a) The free withdrawal amount in any year is equal to the amount of any Purchase Payments made prior to the last 7 Account Years ("Old Payments") that were not previously withdrawn plus the greater of (1) the Contract's earnings that were not previously withdrawn, and (2) 15% of any Purchase Payments made in the last 7 Account Years ("New Payments"). In Account
    Year 1, the free withdrawal amount is $6,000, which equals 15% of the Purchase Payment of $40,000. On a full withdrawal of $41,000, the amount subject to a withdrawal charge is $35,000, which equals the Account Value of $41,000 minus the free withdrawal amount of $6,000.

(b) In Account Year 4, the free withdrawal amount is $12,100, which equals the prior Contract's cumulative earnings to date. On a full withdrawal of $52,100, the amount subject to a withdrawal charge is $40,000.

(c) In Account Year 8, the free withdrawal amount is $32,800, which equals the Contract's cumulative earnings to date. On a full withdrawal of $72,800, the amount subject to a withdrawal charge is $0, since equals the New Payments equal $0.

PARTIAL WITHDRAWAL

      Assume a single Purchase Payment of $40,000 is made on the Contract Date, no additional Purchase Payments are made, no partial withdrawals have been taken prior to the fourth Account Year, and there are a series of 4 partial withdrawals made during the fourth Account Year of $4,000, $9,000, $12,000, and $20,000.

                                                                              REMAINING
                          HYPOTHETICAL                                           FREE      AMOUNT OF
                            ACCOUNT                                           WITHDRAWAL   WITHDRAWAL
                             VALUE                                              AMOUNT     SUBJECT TO   WITHDRAWAL   WITHDRAWAL
         ACCOUNT             BEFORE                 CUMULATIVE   AMOUNT OF      BEFORE     WITHDRAWAL     CHARGE       CHARGE
          YEAR             WITHDRAWAL    EARNINGS    EARNINGS    WITHDRAWAL   WITHDRAWAL     CHARGE     PERCENTAGE     AMOUNT
  ---------------------   ------------   --------   ----------   ----------   ----------   ----------   ----------   ----------
   1                         $41,000      $1,000     $ 1,000      $     0       $6,000      $     0       7.00%        $
   2                         $45,100      $4,100     $ 5,100      $     0       $6,000      $     0       7.00%        $
   3                         $49,600      $4,500     $ 9,600      $     0       $9,600      $     0       6.00%        $
   4       (a)               $50,100      $  500     $10,100      $ 4,000       $6,100      $     0       6.00%        $
   4       (b)               $46,900      $  800     $10,900      $ 9,000       $    0      $ 2,100       6.00%        $  126
   4       (c)               $38,500      $  600     $11,500      $12,000       $    0      $11,400       6.00%        $  684
   4       (d)               $26,900      $  400     $11,900      $20,000       $    0      $19,600       6.00%        $1,176


                         HYPOTHETICAL
                           ACCOUNT
                            VALUE
         ACCOUNT            AFTER
          YEAR            WITHDRAWAL
  ---------------------  ------------
   1                        $41,000
   2                        $45,100
   3                        $49,600
   4       (a)              $46,100
   4       (b)              $37,900
   4       (c)              $26,500
   4       (d)              $ 6,900

(a) In Account Year 4, the free withdrawal amount is $10,10000, which equals the Contract's cumulative earnings to date. The partial withdrawal amount of $4,000 is less than the free withdrawal amount, so there is no withdrawal charge.

(b) Since a partial withdrawal of $4,000 was taken, the remaining free withdrawal amount in Account Year 4 is $10,900 - $4,000 = $6,900. Therefore, $6,900 of the $9,000 withdrawal is not subject to a withdrawal charge, and $2,100 is subject to a withdrawal charge. Of the $13,000 withdrawn to date, $10,900 has been from the free withdrawal amount and $13,500 has been from deposits.

(c) Since $10,900 of the 2 prior Account Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Account year 4 is $11,500 - $10,900 = $400. Therefore, $600 of the $12,000
    withdrawal is not subject to a withdrawal charge, and $11,400 is subject to a withdrawal charge. Of the $25,000 withdrawn to date, $11,500 has been from the free withdrawal amount and $13,500 has been from deposits.

(d) Since $11,500 of the 3 prior Account Year 4 partial withdrawals was taken from the free withdrawal amount, the remaining free withdrawal amount in Account Year 4 is $11,900 - $11,500 = $400. Therefore, $400 of the $20,000
    withdrawal is not subject to a withdrawal charge, and $19,600 is subject to a withdrawal charge. Of the $45,000 withdrawn to date, $11,900 has been from the free withdrawal amount and $33,100 has been from deposits.

      Note that if the $6,900 remaining balance were withdrawn, it would all be from deposits and subject to a withdrawal charge. The withdrawal charge would be 6% of $6,900, which equals $414. The total Account Year 4 withdrawal charges would then be $2,400, which is the same amount that was assessed for a full liquidation in Account Year 4 in the example on the previous page.

PART 2 -- FIXED ACCOUNT -- EXAMPLES OF THE MARKET VALUE ADJUSTMENT ("MVA")

      The MVA Factor is:

                  N/12
      1 + I
  ( --------  )             -1
    1 + J + b

      These examples assume the following:

        (1) The Guarantee Amount was allocated to a 5-year Guarantee Period with a Guaranteed Interest Rate of 6% or .06.

        (2) The date of surrender is 2 years from the Expiration Date (N = 24).

        (3) The value of the Guarantee Amount on the date of surrender is $11,910.16.

        (4) The interest earned in the current Account Year is $674.16.

        (5) No transfers or partial withdrawals affecting this Guarantee Amount have been made.

        (6) Withdrawal charges, if any, are calculated in the same manner as shown in the examples in Part 1.

EXAMPLE OF A NEGATIVE MVA:

      Assume that on the date of surrender, the current rate (J) is 8% or .08 and the b factor is zero.

                                              N/12
                                  1 + I
 The MVA factor =           (   --------  )             -1
                                1 + J + b

                                            24/12
                                1 + .06
                =           (   ------  )             -1
                                1 + .08

                =           (.981)TO THE POWER OF (2) -1

                =           .963 -1

                =     -     .037

      The value of the Guarantee Amount less interest credited to the Guarantee Amount in the current Account Year is multiplied by the MVA factor to determine the MVA:

                  ($11,910.16 - $674.16) X (-.037) = -$415.73

      -$415.73 represents the MVA that will be deducted from the value of the Guarantee Amount before the deduction of any withdrawal charge.

      For a partial withdrawal of $2,000 from this Guarantee Amount, the MVA would be ($2,000.00 - $674.16) X (-.037) = -$49.06. -$49.06 represents the MVA that will be deducted from the partial withdrawal amount before the deduction of any withdrawal charge.

EXAMPLE OF A POSITIVE MVA:

      Assume that on the date of surrender, the current rate (J) is 5% or .05 and the b factor is zero.

                                              N/12
                                  1 + I
 The MVA factor =           (   --------  )             -1
                                1 + J + b

                                            24/12
                                1 + .06
                =           (   ------  )             -1
                                1 + .05

                =           (1.010)TO THE POWER OF (2) -1

                =           1.019 -1

                =     -     .019

      The value of the Guarantee Amount less interested credit to the Guarantee Amount in the current Account Year is multiplied by the MVA factor to determine the MVA:

                    ($11,910.16 - $674.16) X .019 = $213.48

      $213.48 represents the MVA that would be added to the value of the Guarantee Amount before the deduction of any withdrawal charge.

      For a partial withdrawal of $2,000 from this Guarantee Amount, the MVA would be ($2,000.00 - $674.16) X .019 = $25.19.

      $25.19 represents the MVA that would be added to the value of the partial withdrawal amount before the deduction of any withdrawal charge.

                                   APPENDIX C
                       CALCULATION OF BASIC DEATH BENEFIT

EXAMPLE 1:

      Assume a Purchase Payment of $60,000.00 is made on the Contract Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts, that no Withdrawals are made and that the Account Value on the Death Benefit Date is $80,000.00. The calculation of the Death Benefit to be paid is as follows:

The Basic Death Benefit is the greatest of:
    Account Value                           =  $ 80,000.00
    Cash Surrender Value                    =  $ 74,400.00
    Purchase Payments                       =  $100,000.00
The Basic Death Benefit would therefore be:    $100,000.00

EXAMPLE 2:

      Assume a Purchase Payment of $60,000.00 is made on the Contract Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts and that the Account Value is $80,000.00 just prior to a $20,000.00 withdrawal. The Account Value on the Death Benefit Date is $60,000.00.

The Basic Death Benefit is the greatest of:
    Account Value                           =  $ 60,000.00
    Cash Surrender Value                    =  $ 55,200.00
    Adjusted Purchase Payments*             =  $ 75,000.00
The Basic Death Benefit would therefore be:    $ 75,000.00

*Adjusted Purchase Payments can be calculated as follows:
Payments X (Account Value after withdrawal DIVIDED BY Account Value before withdrawal)
$100,000.00 X ($60,000.00  DIVIDED BY $80,000.00)

                                   APPENDIX D
           CALCULATION OF EARNINGS ENHANCEMENT OPTIONAL DEATH BENEFIT

EXAMPLE 1:

      Assume a Purchase Payment of $60,000.00 is made on the Contract Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested into the Sub-Accounts, no withdrawals are made and the Account Value on the Death Benefit Date is $150,000.00. In addition, this Contract was issued prior to the owner's 70th birthday. The calculation of the Basic Death Benefit to be paid is as follows:

The Basic Death Benefit is the greatest of:
    Account Value                                         =  $150,000.00
    Cash Surrender Value                                  =  $ 72,800.00
    Adjusted Purchase Payments                            =  $100,000.00
The Basic Death Benefit would therefore                   =  $150,000.00

The benefit under the optional death benefit rider
can be calculated as follows:
The lesser of:
    Adjusted Purchase Payments                            =  $100,000.00
    Account Value -- adjusted Purchase Payments           =  $ 50,000.00
Amount to use to determine rider benefit                  =  $ 50,000.00
The amount to be paid on the rider benefit                =  $ 50,000.00          X 40% = $20,000.00

      The total Death Benefit would be the amount paid on the Basic Death Benefit plus the amount paid on the Earnings Enhancement Optional Death Benefit
Rider: $150,000.00 + $20,000.00 = $170,000.00

EXAMPLE 2:

      Assume a Purchase Payment of $60,000.00 is made on the Contract Date and an additional Purchase Payment of $40,000.00 is made one year later. Assume that all of the money is invested in the Sub-Accounts and that the Account Value is $150,000.00 just prior to a $20,000.00 withdrawal. The Account Value on the Death Benefit Date is $130,000.00.

The Basic Death Benefit is the greatest of:
    Account Value                                         =  $130,000.00
    Cash Surrender Value                                  =  $123,600.00
    Adjusted Purchase Payments*                           =  $ 86,666.67
The Basic Death Benefit would therefore                   =  $130,000.00

*Adjusted Purchase Payments can be calculated as follows:
Payments X (Account Value after withdrawal  DIVIDED BY Account Value before withdrawal)
$100,000.00 X ($130,000.00  DIVIDED BY $150,000.00)

The benefit under the optional death benefit rider
can be calculated as follows:
The lesser of:
    Adjusted Purchase Payments                            =  $ 86,666.67
    Account Value -- adjusted Purchase Payments           =  $ 43,333.33
Amount to use to determine rider benefit:                 =  $ 43,333.33
The amount to be paid on the rider benefit                =  $ 43,333.33          X 40% = $17,333.33

      The total Death Benefit would be the amount paid on the Basic Death Benefit plus the amount paid on the Earnings Enhancement Optional Death Benefit
Rider: $130,000.00 + $17,333.33 = $147,333.33.

                                   APPENDIX E
 CALCULATION OF DEATH BENEFIT WHEN ALL THREE OPTIONAL DEATH BENEFITS RIDERS ARE
                                    SELECTED


      Assume a Purchase Payment of $100,000.00 is made on the Contract Date, no additional Purchase Payments or withdrawals are made and all of the money is invested in the Sub-Accounts. In addition, on the Death Benefit Date the Account Value is $150,000.00, the value of the Purchase Payment accumulated at 5% until the Death Benefit Date is $160,000.00, and the Maximum Account Anniversary Value is $170,000.00. The calculation of the death benefit to be paid is as follows:

The Death Benefit Amount will be the greatest
  of:
    Account Value                              =  $150,000.00
    Cash Surrender Value                       =  $142,800.00
    Total of adjusted Purchase Payments        =  $100,000.00
    5% Premium Roll-Up Rider                   =  $160,000.00
    Maximum Account Anniversary Value Rider    =  $170,000.00
The Death Benefit Amount would therefore       =  $170,000.00

~ PLUS ~

The Earnings Enhancement Rider benefit is calculated as
follows:
The lesser of:
    Adjusted Purchase Payments                 =  $100,000.00
    Account Value -- adjusted Purchase
      Payments                                 =  $ 50,000.00
Amount to use to determine this rider
benefit:                                       =  $ 50,000.00
The amount to be paid on the rider benefit     =  $ 50,000.00          X 40% = $20,000.00

      The total Death Benefit would be the amount paid on the Maximum Account Anniversary Rider plus the amount paid on the Earnings Enhancement Rider:
$170,000.00 + $20,000.00 = $190,000.00.

                                        SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                                        C/O RETIREMENT PRODUCTS AND SERVICES
                                        P.O. BOX 9133
                                        BOSTON, MASSACHUSETTS 02117

                                        TELEPHONE:
                                        Toll Free (888) 786-2435

                                        GENERAL DISTRIBUTOR
                                        Clarendon Insurance Agency, Inc.
                                        One Sun Life Executive Park
                                        Wellesley Hills, Massachusetts 02481

                                        AUDITORS
                                        Deloitte & Touche LLP
                                        200 Berkeley Street
                                        Boston, Massachusetts 02116

                                       PART B
                       INFORMATION REQUIRED IN A STATEMENT OF
                               ADDITIONAL INFORMATION

     Attached hereto and made a part hereof is the Statement of Additional Information dated June 9, 2000 for each of the following:


          MFS Regatta Choice Variable and Fixed Annuity
          Futurity III Variable and Fixed Annuity

                                                                   June 9, 2000


                                 MFS REGATTA CHOICE

                             VARIABLE AND FIXED ANNUITY

                        STATEMENT OF ADDITIONAL INFORMATION

                    SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

                                 TABLE OF CONTENTS

Calculation of Performance Data .............................................. 2
Advertising and Sales Literature ............................................. 5
Calculations ................................................................. 9
     Example of Variable Accumulation Unit Value Calculation.................. 9
     Example of Variable Annuity Unit Calculation ............................ 9
     Example of Variable Annuity Payment Calculation ......................... 9
Distribution of the Contracts ................................................ 9
Designation and Change of Beneficiary ........................................10
Custodian ....................................................................10
Financial Statements .........................................................10

          The Statement of Additional Information sets forth information which may be of interest to prospective purchasers of MFS Regatta Choice Variable and Fixed Annuity Contracts (the "Contracts") issued by Sun Life Assurance Company of Canada (U.S.) (the "Company") in connection with Sun
Life of Canada (U.S.) Variable Account F (the "Variable Account") which is not included in the Prospectus dated June 9, 2000. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained without charge from the Company by writing to Sun Life Assurance Company of Canada (U.S.), c/o Retirement Products and Services, P.O. Box 1024, Boston, Massachusetts 02103, or by telephoning (800) 752-7215.

          The terms used in this Statement of Additional Information have the same meanings as in the Prospectus.


--------------------------------------------------------------------------------
THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE PURCHASERS ONLY IF PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

                          CALCULATION OF PERFORMANCE DATA


STANDARDIZED AVERAGE ANNUAL TOTAL RETURN:

    The table below shows, for various Sub-Accounts of the Variable Account, the Standardized Average Annual Total Return for the stated periods (or shorter period indicated in the note below), based upon a hypothetical initial Purchase Payment of $1,000, calculated in accordance with the formula set out below. For purposes of determining these investment results, the actual investment performance of each Fund is reflected from the date the Variable Account was established, or such later date that the Fund commenced operations (the "Commencement Date"), although the Contracts have been offered only since June 9, 2000. No information is shown for the Funds that have not commenced operations or that had been in operation for less than one year as of December 31, 1999.





                    STANDARDIZED AVERAGE ANNUAL TOTAL RETURN
                        PERIOD ENDING DECEMBER 31, 1999

1.15% M&E:
----------

                                             1 YEAR       5 YEAR      10 YEAR                        COMMENCEMENT
                                             PERIOD       PERIOD       PERIOD        LIFE                 DATE
                                           -----------  ----------- ----------- ----------------  ----------------------
 FUNDS:
 Bond Series.............................    (8.79)%        --          --          (2.11)%          May 5, 1998
 Capital Appreciation Series.............    23.90%       26.01%      17.41%        17.17%        November 30, 1989
 Capital Opportunities Series............    38.73%         --          --          28.56%           June 3, 1996
 Emerging Growth Series..................    66.59%         --          --          34.39%           May 1, 1995
 Emerging Markets Equity Series..........    43.54%         --          --           1.80%          June 5, 1996
 Equity Income Series....................    (0.73)%        --          --           1.89%           May 1, 1998
 Global Asset Allocation Series..........     9.97%       12.52%        --          12.32%        November 7, 1994
 Global Governments Series...............   (11.98)%       3.40%       5.56%         5.78%        November 30, 1989
 Global Growth Series....................    58.20%       21.74%        --          19.05%        November 16, 1993
 Global Total Return Series..............     0.54%       12.39%        --          12.17%        November 7, 1994
 Government Securities Series............    (8.98)%       4.54%       5.73%         5.64%        November 30, 1989
 High Yield Series.......................    (0.92)%       7.67%       8.95%         8.72%        November 30, 1989
 International Growth Series.............    26.56%         --          --           5.51%          June 3, 1996
 International Growth and Income
  Series.................................     8.73%         --          --           9.61%         October 2, 1995
 Managed Sectors Series..................    76.28%       30.47%      18.98%        18.64%        November 30, 1989
 Massachusetts Investors Growth Stock
  Series.................................    27.01%         --          --          29.22%           May 1, 1998
 Massachusetts Investors Trust Series....    (0.59)%      22.75%      14.85%        14.79%        November 30, 1989
 Money Market Series.....................    (2.90)%       2.78%       3.48%         3.49%        November 30, 1989
 New Discovery Series....................    51.14%         --          --          32.53%           May 5, 1998
 Research Series.........................    15.53%       23.87%        --          22.84%        November 7, 1994
 Research Growth and Income Series.......     0.30%         --          --          11.94%          May 12, 1997
 Research International Series...........    45.97%         --          --          20.25%           May 5, 1998
 Strategic Income Series.................    (3.05)%        --          --          (3.43)%          May 5, 1998
 Total Return Series.....................    (4.61)%      13.11%      10.36%        10.33%        November 30, 1989
 Utilities Series........................    22.55%       24.72%        --          18.64%        November 16, 1993

1.30% M&E:
----------

                                             1 YEAR       5 YEAR      10 YEAR                        COMMENCEMENT
                                             PERIOD       PERIOD       PERIOD        LIFE                 DATE
                                           -----------  ----------- ----------- ----------------  ----------------------
 FUNDS:
 Bond Series.............................    (8.93)%        --          --          (2.26)%          May 5, 1998
 Capital Appreciation Series.............    23.71%       25.82%      17.23%        16.99%        November 30, 1989
 Capital Opportunities Series............    38.52%         --          --          28.37%           June 3, 1996
 Emerging Growth Series..................    66.34%         --          --          34.19%           May 1, 1995
 Emerging Markets Equity Series..........    43.32%         --          --           1.64%          June 5, 1996
 Equity Income Series....................    (0.88)%        --          --           1.73%           May 1, 1998
 Global Asset Allocation Series..........     9.81%       12.35%        --          12.15%        November 7, 1994
 Global Governments Series...............   (12.11)%       3.24%       5.40%         5.62%        November 30, 1989
 Global Growth Series....................    57.96%       21.55%        --          18.87%        November 16, 1993
 Global Total Return Series..............     0.39%       12.22%        --          12.00%        November 7, 1994
 Government Securities Series............    (9.11)%       4.38%       5.57%         5.48%        November 30, 1989
 High Yield Series.......................    (1.07)%       7.50%       8.78%         8.56%        November 30, 1989
 International Growth Series.............    26.36%         --          --           5.35%          June 3, 1996
 International Growth and Income
  Series.................................     8.57%         --          --           9.44%         October 2, 1995
 Managed Sectors Series..................    76.01%       30.27%      18.79%        18.46%        November 30, 1989
 Massachusetts Investors Growth Stock
  Series.................................    26.82%         --          --          29.02%           May 1, 1998
 Massachusetts Investors Trust Series....    (0.75)%      22.56%      14.67%        14.62%        November 30, 1989
 Money Market Series.....................    (3.05)%       2.62%       3.33%         3.34%        November 30, 1989
 New Discovery Series....................    50.91%         --          --          32.33%           May 5, 1998
 Research Series.........................    15.35%       23.68%        --          22.65%        November 7, 1994
 Research Growth and Income Series.......     0.15%         --          --          11.77%          May 12, 1997
 Research International Series...........    45.75%         --          --          20.07%           May 5, 1998
 Strategic Income Series.................    (3.19)%        --          --          (3.58)%          May 5, 1998
 Total Return Series.....................    (4.75)%      12.94%      10.20%        10.17%        November 30, 1989
 Utilities Series........................    22.37%       24.53%        --          18.46%        November 16, 1993

1.40% M&E:
----------

                                             1 YEAR       5 YEAR      10 YEAR                        COMMENCEMENT
                                             PERIOD       PERIOD       PERIOD        LIFE                 DATE
                                           -----------  ----------- ----------- ----------------  ----------------------
 FUNDS:
 Bond Series.............................    (9.02)%        --          --          (2.36)%          May 5, 1998
 Capital Appreciation Series.............    23.59%       25.69%      17.11%        16.87%        November 30, 1989
 Capital Opportunities Series............    38.37%         --          --          28.24%           June 3, 1996
 Emerging Growth Series..................    66.17%         --          --          34.05%           May 1, 1995
 Emerging Markets Equity Series(1).......    43.18%         --          --           1.54%          June 5, 1996
 Equity Income Series....................    (0.98)%        --          --           1.63%           May 1, 1998
 Global Asset Allocation Series..........     9.70%       12.23%        --          12.04%        November 7, 1994
 Global Governments Series...............   (12.20)%       3.14%       5.29%         5.52%        November 30, 1989
 Global Growth Series....................    57.80%       21.43%        --          18.75%        November 16, 1993
 Global Total Return Series..............     0.29%       12.11%        --          11.88%        November 7, 1994
 Government Securities Series............    (9.21)%       4.28%       5.46%         5.38%        November 30, 1989
 High Yield Series.......................    (1.17)%       7.40%       8.67%         8.45%        November 30, 1989
 International Growth Series.............    26.24%         --          --           5.24%          June 3, 1996
 International Growth and Income
  Series.................................     8.46%         --          --           9.33%         October 2, 1995
 Managed Sectors Series..................    75.83%       30.14%      18.67%        18.34%        November 30, 1989
 Massachusetts Investors Growth Stock
  Series.................................    26.69%         --          --          28.89%           May 1, 1998
 Massachusetts Investors Trust Series....    (0.85)%      22.44%      14.56%        14.50%        November 30, 1989
 Money Market Series.....................    (3.15)%       2.52%       3.22%         3.23%        November 30, 1989
 New Discovery Series....................    50.76%         --          --          32.19%           May 5, 1998
 Research Series.........................    15.23%       23.55%        --          22.53%        November 7, 1994
 Research Growth and Income Series.......     0.04%         --          --          11.66%          May 12, 1997
 Research International Series...........    45.61%         --          --          19.95%           May 5, 1998
 Strategic Income Series.................    (3.29)%        --          --          (3.67)%          May 5, 1998
 Total Return Series.....................    (4.85)%      12.83%      10.09%        10.05%        November 30, 1989
 Utilities Series........................    22.24%       24.40%        --          18.34%        November 16, 1993

1.55% M&E:
----------

                                             1 YEAR       5 YEAR      10 YEAR                        COMMENCEMENT
                                             PERIOD       PERIOD       PERIOD        LIFE                 DATE
                                           -----------  ----------- ----------- ----------------  ----------------------
 FUNDS:
 Bond Series.............................    (9.16)%        --          --          (2.51)%          May 5, 1998
 Capital Appreciation Series.............    23.40%       25.50%      16.94%        16.69%        November 30, 1989
 Capital Opportunities Series............    38.16%         --          --          28.04%           June 3, 1996
 Emerging Growth Series..................    65.92%         --          --          33.85%           May 1, 1995
 Emerging Markets Equity Series(1).......    42.96%         --          --           1.39%          June 5, 1996
 Equity Income Series....................    (1.14)%        --          --           1.47%           May 1, 1998
 Global Asset Allocation Series..........     9.53%       12.06%        --          11.87%        November 7, 1994
 Global Governments Series...............   (12.33)%       2.98%       5.13%         5.36%        November 30, 1989
 Global Growth Series....................    57.56%       21.24%        --          18.57%        November 16, 1993
 Global Total Return Series..............     0.14%       11.94%        --          11.71%        November 7, 1994
 Government Securities Series............    (9.34)%       4.12%       5.30%         5.22%        November 30, 1989
 High Yield Series.......................    (1.32)%       7.23%       8.50%         8.28%        November 30, 1989
 International Growth Series.............    26.04%         --          --           5.08%          June 3, 1996
 International Growth and Income
  Series.................................     8.29%         --          --           9.17%         October 2, 1995
 Managed Sectors Series..................    75.56%       29.94%      18.49%        18.16%        November 30, 1989
 Massachusetts Investors Growth Stock
  Series.................................    26.50%         --          --          28.70%           May 1, 1998
 Massachusetts Investors Trust Series....    (1.00)%      22.25%      14.38%        14.33%        November 30, 1989
 Money Market Series.....................    (3.30)%       2.36%       3.07%         3.07%        November 30, 1989
 New Discovery Series....................    50.53%         --          --          31.99%           May 5, 1998
 Research Series.........................    15.06%       23.36%        --          22.34%        November 7, 1994
 Research Growth and Income Series.......    (0.11)%        --          --          11.49%          May 12, 1997
 Research International Series...........    45.38%         --          --          19.77%           May 5, 1998
 Strategic Income Series.................    (3.44)%        --          --          (3.82)%          May 5, 1998
 Total Return Series.....................    (4.99)%      12.66%       9.92%         9.89%        November 30, 1989
 Utilities Series........................    22.06%       24.21%        --          18.16%        November 16, 1993


          The length of the period and the last day of each period used in the above table are set out in the table heading and in the footnotes above. The Average Annual Total Return for each period was determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, in accordance with the following formula:
                                         n
                                 P(l + T)  = ERV

     Where:    P = a hypothetical initial Purchase Payment of $1,000
               T = average annual total return for the period n = number of years
             ERV = redeemable value (as of the end of the period) of a
                   hypothetical $1,000 Purchase Payment made at the beginning of the 1-year, 5-year, or 10-year period (or fractional portion thereof)

The formula assumes that: 1) all recurring fees have been deducted from the Participant's Account; 2) all applicable non-recurring Contract charges are deducted at the end of the period, and 3) there will be a full surrender at the end of the period.

          The annual Account Fee will be allocated among the Sub-Accounts so that each Sub-Account's allocated portion of the Account Fee is proportional to the percentage of the number of Contracts and Certificates that have amounts allocated to that Sub-Account. Because the impact of the Account Fee on a particular Contract may differ from those assumed in the computation due to differences between actual allocations and the assumed ones, the total return that would have been experienced by an actual Contract over these same time periods may have been different from that shown above.

NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN:

    The table below shows, for various Sub-Accounts of the Variable Account, the Non-Standardized Average Annual Total Return for the stated periods (or shorter period indicated in the note below), based upon a hypothetical initial Purchase Payment of $1,000, calculated in accordance with the formula set out under "Standardized Average Annual Total Return." For purposes of determining these investment results, the actual investment performance of each Fund is reflected from the date such Fund commenced operations ("Inception"), although the Contracts have been offered only since June 9, 2000. No information is shown for the Funds that have not commenced operations or that had been in operation less than one year as of December 31, 1999.

                  NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN
                        PERIOD ENDING DECEMBER 31, 1999


1.15% M&E
---------

                                             1 YEAR       5 YEAR       10 YEAR                        DATE OF
                                             PERIOD       PERIOD       PERIOD        LIFE*           INCEPTION
                                           -----------  -----------  -----------  -----------  ----------------------
 FUNDS:
 Bond Series.............................    (2.86)%        --          --           1.83%            May 5, 1998
 Capital Appreciation Series.............    31.10%       26.53%      17.52%        17.38%          August 13, 1985
 Capital Opportunities Series............    45.92%         --          --          29.59%           June 3, 1996
 Emerging Growth Series..................    73.79%         --          --          34.88%            May 1, 1995
 Emerging Markets Equity Series(1).......    50.73%         --          --           3.54%           June 5, 1996
 Equity Income Series....................     5.80%         --          --           5.99%            May 1, 1998
 Global Asset Allocation Series..........    17.17%       13.29%        --          12.97%         November 7, 1994
 Global Governments Series...............    (6.29)%       4.44%       5.71%         5.96%           May 16, 1988
 Global Growth Series....................    65.39%       22.32%        --          19.40%         November 16, 1993
 Global Total Return Series..............     7.18%       13.17%        --          12.82%         November 7, 1994
 Government Securities Series............    (3.06)%       5.54%       5.88%         6.77%          August 12, 1985
 High Yield Series.......................     5.60%        8.57%       9.08%         8.21%          August 13, 1985
 International Growth Series.............    33.75%         --          --           7.14%           June 3, 1996
 International Growth and Income
  Series.................................    15.92%         --          --          10.67%          October 2, 1995
 Managed Sectors Series..................    83.47%       30.93%      19.08%        20.34%           May 27, 1988
 Massachusetts Investors Growth Stock
  Series.................................    34.21%         --          --          32.93%            May 1, 1998
 Massachusetts Investors Trust Series....     5.95%       23.32%      14.96%        14.05%          December 5, 1986
 Money Market Series.....................     3.47%        3.84%       3.65%         4.26%          August 29, 1985
 New Discovery Series....................    58.34%         --          --          36.22%            May 5, 1998
 Research Series.........................    22.72%       24.42%        --          23.31%          November 7, 1994
 Research Growth and Income Series.......     6.91%         --          --          14.01%           May 12, 1997
 Research International Series...........    53.17%         --          --          24.18%            May 5, 1998
 Strategic Income Series.................     3.32%         --          --           0.45%            May 5, 1998
 Total Return Series.....................     1.64%       13.87%      10.49%        10.84%           May 16, 1988
 Utilities Series........................    29.75%       25.26%        --          18.98%         November 16, 1993

------------------------
 *From commencement of investment operations

1.30% M&E
---------

                                             1 YEAR       5 YEAR       10 YEAR                        DATE OF
                                             PERIOD       PERIOD       PERIOD        LIFE*           INCEPTION
                                           -----------  -----------  -----------  -----------  ----------------------
 FUNDS:
 Bond Series.............................    (3.01)%        --          --           1.68%            May 5, 1998
 Capital Appreciation Series.............    30.90%       26.34%      17.34%        17.21%          August 13, 1985
 Capital Opportunities Series............    45.70%         --          --          29.39%           June 3, 1996
 Emerging Growth Series..................    73.53%         --          --          34.68%            May 1, 1995
 Emerging Markets Equity Series(1).......    50.51%         --          --           3.38%           June 5, 1996
 Equity Income Series....................     5.64%         --          --           5.83%            May 1, 1998
 Global Asset Allocation Series..........    16.99%       13.12%        --          12.80%         November 7, 1994
 Global Governments Series...............    (6.43)%       4.28%       5.55%         5.80%           May 16, 1988
 Global Growth Series....................    65.14%       22.14%        --          19.21%         November 16, 1993
 Global Total Return Series..............     7.01%       13.00%        --          12.65%         November 7, 1994
 Government Securities Series............    (3.21)%       5.38%       5.72%         6.61%          August 12, 1985
 High Yield Series.......................     5.44%        8.40%       8.92%         8.05%          August 13, 1985
 International Growth Series.............    33.55%         --          --           6.98%           June 3, 1996
 International Growth and Income
  Series.................................    15.75%         --          --          10.50%          October 2, 1995
 Managed Sectors Series..................    83.19%       30.74%      18.90%        20.16%           May 27, 1988
 Massachusetts Investors Growth Stock
  Series.................................    34.01%         --          --          32.73%            May 1, 1998
 Massachusetts Investors Trust Series....     5.79%       23.13%      14.79%        13.87%          December 5, 1986
 Money Market Series.....................     3.31%        3.68%       3.49%         4.10%          August 29, 1985
 New Discovery Series....................    58.10%         --          --          36.01%            May 5, 1998
 Research Series.........................    22.53%       24.23%        --          23.13%          November 7, 1994
 Research Growth and Income Series.......     6.75%         --          --          13.83%           May 12, 1997
 Research International Series...........    52.94%         --          --          23.99%            May 5, 1998
 Strategic Income Series.................     3.16%         --          --           0.29%            May 5, 1998
 Total Return Series.....................     1.48%       13.70%      10.33%        10.67%           May 16, 1988
 Utilities Series........................    29.55%       25.07%        --          18.80%         November 16, 1993

------------------------
 *From commencement of investment operations

1.40% M&E
---------

                                             1 YEAR       5 YEAR       10 YEAR                        DATE OF
                                             PERIOD       PERIOD       PERIOD        LIFE*           INCEPTION
                                           -----------  -----------  -----------  -----------  ----------------------
 FUNDS:
 Bond Series.............................    (3.11)%        --          --           1.57%            May 5, 1998
 Capital Appreciation Series.............    30.77%       26.21%      17.22%        17.09%          August 13, 1985
 Capital Opportunities Series............    45.55%         --          --          29.26%           June 3, 1996
 Emerging Growth Series..................    73.35%         --          --          34.54%            May 1, 1995
 Emerging Markets Equity Series(1).......    50.35%         --          --           3.28%           June 5, 1996
 Equity Income Series....................     5.54%         --          --           5.73%            May 1, 1998
 Global Asset Allocation Series..........    16.87%       13.00%        --          12.69%         November 7, 1994
 Global Governments Series...............    (6.52)%       4.18%       5.44%         5.69%           May 16, 1988
 Global Growth Series....................    64.97%       22.01%        --          19.09%         November 16, 1993
 Global Total Return Series..............     6.90%       12.88%        --          12.53%         November 7, 1994
 Government Securities Series............    (3.30)%       5.28%       5.61%         6.50%          August 12, 1985
 High Yield Series.......................     5.34%        8.29%       8.81%         7.94%          August 13, 1985
 International Growth Series.............    33.41%         --          --           6.87%           June 3, 1996
 International Growth and Income
  Series.................................    15.63%         --          --          10.39%          October 2, 1995
 Managed Sectors Series..................    83.01%       30.60%      18.77%        20.04%           May 27, 1988
 Massachusetts Investors Growth Stock
  Series.................................    33.87%         --          --          32.60%            May 1, 1998
 Massachusetts Investors Trust Series....     5.69%       23.01%      14.67%        13.76%          December 5, 1986
 Money Market Series.....................     3.21%        3.58%       3.39%         4.00%          August 29, 1985
 New Discovery Series....................    57.94%         --          --          35.88%            May 5, 1998
 Research Series.........................    22.41%       24.10%        --          23.00%          November 7, 1994
 Research Growth and Income Series.......     6.64%         --          --          13.72%           May 12, 1997
 Research International Series...........    52.78%         --          --          23.86%            May 5, 1998
 Strategic Income Series.................     3.06%         --          --           0.19%            May 5, 1998
 Total Return Series.....................     1.38%       13.58%      10.22%        10.56%           May 16, 1988
 Utilities Series........................    29.42%       24.94%        --          18.68%         November 16, 1993

------------------------
 *From commencement of investment operations

1.55% M&E
---------

                                             1 YEAR       5 YEAR       10 YEAR                        DATE OF
                                             PERIOD       PERIOD       PERIOD        LIFE*           INCEPTION
                                           -----------  -----------  -----------  -----------  ----------------------
 FUNDS:
 Bond Series.............................    (3.25)%        --          --           1.42%            May 5, 1998
 Capital Appreciation Series.............    30.57%       26.02%      17.04%        16.91%          August 13, 1985
 Capital Opportunities Series............    45.33%         --          --          29.07%           June 3, 1996
 Emerging Growth Series..................    73.09%         --          --          34.33%            May 1, 1995
 Emerging Markets Equity Series(1).......    50.12%         --          --           3.12%           June 5, 1996
 Equity Income Series....................     5.37%         --          --           5.57%            May 1, 1998
 Global Asset Allocation Series..........    16.69%       12.83%        --          12.51%         November 7, 1994
 Global Governments Series...............    (6.67)%       4.02%       5.28%         5.53%           May 16, 1988
 Global Growth Series....................    64.72%       21.83%        --          18.91%         November 16, 1993
 Global Total Return Series..............     6.74%       12.71%        --          12.36%         November 7, 1994
 Government Securities Series............    (3.45)%       5.12%       5.45%         6.34%          August 12, 1985
 High Yield Series.......................     5.18%        8.13%       8.64%         7.77%          August 13, 1985
 International Growth Series.............    33.21%         --          --           6.71%           June 3, 1996
 International Growth and Income
  Series.................................    15.46%         --          --          10.22%          October 2, 1995
 Managed Sectors Series..................    82.73%       30.40%      18.59%        19.86%           May 27, 1988
 Massachusetts Investors Growth Stock
  Series.................................    33.67%         --          --          32.40%            May 1, 1998
 Massachusetts Investors Trust Series....     5.52%       22.82%      14.50%        13.59%          December 5, 1986
 Money Market Series.....................     3.05%        3.42%       3.23%         3.84%          August 29, 1985
 New Discovery Series....................    57.70%         --          --          35.67%            May 5, 1998
 Research Series.........................    22.22%       23.92%        --          22.82%          November 7, 1994
 Research Growth and Income Series.......     6.48%         --          --          13.55%           May 12, 1997
 Research International Series...........    52.55%         --          --          23.67%            May 5, 1998
 Strategic Income Series.................     2.90%         --          --           0.04%            May 5, 1998
 Total Return Series.....................     1.23%       13.41%      10.05%        10.39%           May 16, 1988
 Utilities Series........................    29.22%       24.75%        --          18.50%         November 16, 1993

------------------------
 *From commencement of investment operations

NON-STANDARDIZED COMPOUND GROWTH RATE

    The table below shows, for various Sub-Accounts of the Variable Account, the Non-Standardized Compound Growth Rate for the stated periods (or shorter period indicated in the note below), based upon a hypothetical investment, calculated in accordance with the formula set out under "Standardized Average Annual Return," except that no withdrawal charges or annual Account Fees have been deducted. If withdrawal charges or Account Fees were reflected, returns would be lower (see "Standardized Average Annual Total Return" and "Non-Standardized Average Annual Return"). For purposes of determining these investment results, the actual investment performance of each Fund is reflected from the date such Fund commenced operations ("Inception"), although the Contracts have been offered only since June 9, 2000. No information is shown for the Funds that have not commenced operations or that had been in operation for less than one year as of December 31, 1999.

                    NON-STANDARDIZED COMPOUND GROWTH RATE
                        PERIOD ENDING DECEMBER 31, 1999


1.15% M&E
---------

                                             1 YEAR       5 YEAR       10 YEAR                        DATE OF
                                             PERIOD       PERIOD       PERIOD        LIFE*           INCEPTION
                                           -----------  -----------  -----------  -----------  ----------------------
 FUNDS:
 Bond Series.............................    (8.79)%        --          --          (2.11)%         May 5, 1998
 Capital Appreciation Series.............    23.90%       26.01%      17.41%        17.27%        August 13, 1985
 Capital Opportunities Series............    38.73%         --          --          28.56%          June 3, 1996
 Emerging Growth Series..................    66.59%         --          --          34.39%          May 1, 1995
 Emerging Markets Equity Series(1).......    43.54%         --          --           1.80%          June 5, 1996
 Equity Income Series....................    (0.73)%        --          --           1.89%          May 1, 1998
 Global Asset Allocation Series..........     9.97%       12.52%        --          12.32%        November 7, 1994
 Global Governments Series...............   (11.98)%       3.40%       5.56%         5.86%          May 16, 1988
 Global Growth Series....................    58.20%       21.74%        --          19.05%       November 16, 1993
 Global Total Return Series..............     0.54%       12.39%        --          12.17%        November 7, 1994
 Government Securities Series............    (8.98)%       4.54%       5.73%         6.66%        August 12, 1985
 High Yield Series.......................    (0.92)%       7.67%       8.95%         8.09%        August 13, 1985
 International Growth Series.............    26.56%         --          --           5.51%          June 3, 1996
 International Growth and Income
  Series.................................     8.73%         --          --           9.61%        October 2, 1995
 Managed Sectors Series..................    76.28%       30.47%      18.98%        20.25%          May 27, 1988
 Massachusetts Investors Growth Stock
  Series.................................    27.01%         --          --          29.22%          May 1, 1998
 Massachusetts Investors Trust Series....    (0.59)%      22.75%      14.85%        13.91%        December 5, 1986
 Money Market Series.....................    (2.90)%       2.78%       3.48%         4.14%        August 29, 1985
 New Discovery Series....................    51.14%         --          --          32.53%           May 5, 1998
 Research Series.........................    15.53%       23.87%        --          22.84%        November 7, 1994
 Research Growth and Income Series.......     0.30%         --          --          11.94%          May 12, 1997
 Research International Series...........    45.97%         --          --          20.25%           May 5, 1998
 Strategic Income Series.................    (3.05)%        --          --          (3.43)%          May 5, 1998
 Total Return Series.....................    (4.61)%      13.11%      10.36%        10.71%          May 16, 1988
 Utilities Series........................    22.55%       24.72%        --          18.64%       November 16, 1993

------------------------
 *From commencement of investment operations

1.30% M&E
---------

                                             1 YEAR       5 YEAR       10 YEAR                        DATE OF
                                             PERIOD       PERIOD       PERIOD        LIFE*           INCEPTION
                                           -----------  -----------  -----------  -----------  ----------------------
 FUNDS:
 Bond Series.............................    (8.93)%        --          --          (2.26)%         May 5, 1998
 Capital Appreciation Series.............    23.71%       25.82%      17.23%        17.10%        August 13, 1985
 Capital Opportunities Series............    38.52%         --          --          28.37%          June 3, 1996
 Emerging Growth Series..................    66.34%         --          --          34.19%          May 1, 1995
 Emerging Markets Equity Series(1).......    43.32%         --          --           1.64%          June 5, 1996
 Equity Income Series....................    (0.88)%        --          --           1.73%          May 1, 1998
 Global Asset Allocation Series..........     9.81%       12.35%        --          12.15%        November 7, 1994
 Global Governments Series...............   (12.11)%       3.24%       5.40%         5.70%          May 16, 1988
 Global Growth Series....................    57.96%       21.55%        --          18.87%       November 16, 1993
 Global Total Return Series..............     0.39%       12.22%        --          12.00%        November 7, 1994
 Government Securities Series............    (9.11)%       4.38%       5.57%         6.50%        August 12, 1985
 High Yield Series.......................    (1.07)%       7.50%       8.78%         7.93%        August 13, 1985
 International Growth Series.............    26.36%         --          --           5.35%          June 3, 1996
 International Growth and Income
  Series.................................     8.57%         --          --           9.44%        October 2, 1995
 Managed Sectors Series..................    76.01%       30.27%      18.79%        20.07%          May 27, 1988
 Massachusetts Investors Growth Stock
  Series.................................    26.82%         --          --          29.02%          May 1, 1998
 Massachusetts Investors Trust Series....    (0.75)%      22.56%      14.67%        13.73%        December 5, 1986
 Money Market Series.....................    (3.05)%       2.62%       3.33%         3.98%        August 29, 1985
 New Discovery Series....................    50.91%         --          --          32.33%           May 5, 1998
 Research Series.........................    15.35%       23.68%        --          22.65%        November 7, 1994
 Research Growth and Income Series.......     0.15%         --          --          11.77%          May 12, 1997
 Research International Series...........    45.75%         --          --          20.07%           May 5, 1998
 Strategic Income Series.................    (3.19)%        --          --          (3.58)%          May 5, 1998
 Total Return Series.....................    (4.75)%      12.94%      10.20%        10.54%          May 16, 1988
 Utilities Series........................    22.37%       24.53%        --          18.46%       November 16, 1993

------------------------
 *From commencement of investment operations


1.40% M&E
---------

                                             1 YEAR       5 YEAR       10 YEAR                        DATE OF
                                             PERIOD       PERIOD       PERIOD        LIFE*           INCEPTION
                                           -----------  -----------  -----------  -----------  ----------------------
 FUNDS:
 Bond Series.............................    (9.02)%        --          --          (2.36)%         May 5, 1998
 Capital Appreciation Series.............    23.59%       25.69%      17.11%        16.98%        August 13, 1985
 Capital Opportunities Series............    38.37%         --          --          28.24%          June 3, 1996
 Emerging Growth Series..................    66.17%         --          --          34.05%          May 1, 1995
 Emerging Markets Equity Series(1).......    43.18%         --          --           1.54%          June 5, 1996
 Equity Income Series....................    (0.98)%        --          --           1.63%          May 1, 1998
 Global Asset Allocation Series..........     9.70%       12.23%        --          12.04%        November 7, 1994
 Global Governments Series...............   (12.20)%       3.14%       5.29%         5.59%          May 16, 1988
 Global Growth Series....................    57.80%       21.43%        --          18.75%       November 16, 1993
 Global Total Return Series..............     0.29%       12.11%        --          11.88%        November 7, 1994
 Government Securities Series............    (9.21)%       4.28%       5.46%         6.39%        August 12, 1985
 High Yield Series.......................    (1.17)%       7.40%       8.67%         7.82%        August 13, 1985
 International Growth Series.............    26.24%         --          --           5.24%          June 3, 1996
 International Growth and Income
  Series.................................     8.46%         --          --           9.33%        October 2, 1995
 Managed Sectors Series..................    75.83%       30.14%      18.67%        19.95%          May 27, 1988
 Massachusetts Investors Growth Stock
  Series.................................    26.69%         --          --          28.89%          May 1, 1998
 Massachusetts Investors Trust Series....    (0.85)%      22.44%      14.56%        13.62%        December 5, 1986
 Money Market Series.....................    (3.15)%       2.52%       3.22%         3.88%        August 29, 1985
 New Discovery Series....................    50.76%         --          --          32.19%           May 5, 1998
 Research Series.........................    15.23%       23.55%        --          22.53%        November 7, 1994
 Research Growth and Income Series.......     0.04%         --          --          11.66%          May 12, 1997
 Research International Series...........    45.61%         --          --          19.95%           May 5, 1998
 Strategic Income Series.................    (3.29)%        --          --          (3.67)%          May 5, 1998
 Total Return Series.....................    (4.85)%      12.83%      10.09%        10.43%          May 16, 1988
 Utilities Series........................    22.24%       24.40%        --          18.34%       November 16, 1993

------------------------
 *From commencement of investment operations

1.55% M&E
---------

                                             1 YEAR       5 YEAR       10 YEAR                        DATE OF
                                             PERIOD       PERIOD       PERIOD        LIFE*           INCEPTION
                                           -----------  -----------  -----------  -----------  ----------------------
 FUNDS:
 Bond Series.............................    (9.16)%        --          --          (2.51)%         May 5, 1998
 Capital Appreciation Series.............    23.40%       25.50%      16.94%        16.80%        August 13, 1985
 Capital Opportunities Series............    38.16%         --          --          28.04%          June 3, 1996
 Emerging Growth Series..................    65.92%         --          --          33.85%          May 1, 1995
 Emerging Markets Equity Series(1).......    42.96%         --          --           1.39%          June 5, 1996
 Equity Income Series....................    (1.14)%        --          --           1.47%          May 1, 1998
 Global Asset Allocation Series..........     9.53%       12.06%        --          11.87%        November 7, 1994
 Global Governments Series...............   (12.33)%       2.98%       5.13%         5.43%          May 16, 1988
 Global Growth Series....................    57.56%       21.24%        --          18.57%       November 16, 1993
 Global Total Return Series..............     0.14%       11.94%        --          11.71%        November 7, 1994
 Government Securities Series............    (9.34)%       4.12%       5.30%         6.23%        August 12, 1985
 High Yield Series.......................    (1.32)%       7.23%       8.50%         7.65%        August 13, 1985
 International Growth Series.............    26.04%         --          --           5.08%          June 3, 1996
 International Growth and Income
  Series.................................     8.29%         --          --           9.17%        October 2, 1995
 Managed Sectors Series..................    75.56%       29.94%      18.49%        19.77%          May 27, 1988
 Massachusetts Investors Growth Stock
  Series.................................    26.50%         --          --          28.70%          May 1, 1998
 Massachusetts Investors Trust Series....    (1.00)%      22.25%      14.38%        13.45%        December 5, 1986
 Money Market Series.....................    (3.30)%       2.36%       3.07%         3.72%        August 29, 1985
 New Discovery Series....................    50.53%         --          --          31.99%           May 5, 1998
 Research Series.........................    15.06%       23.36%        --          22.34%        November 7, 1994
 Research Growth and Income Series.......    (0.11)%        --          --          11.49%          May 12, 1997
 Research International Series...........    45.38%         --          --          19.77%           May 5, 1998
 Strategic Income Series.................    (3.44)%        --          --          (3.82)%          May 5, 1998
 Total Return Series.....................    (4.99)%      12.66%       9.92%        10.26%          May 16, 1988
 Utilities Series........................    22.06%       24.21%        --          18.16%       November 16, 1993

------------------------
 *From commencement of investment operations


ADDITIONAL NON-STANDARDIZED INVESTMENT PERFORMANCE:

          The Variable Account may illustrate its results over various periods and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and sports. Such results may be computed on a "cumulative" and/or "annualized" basis.

          "Cumulative" quotations are arrived at by calculating the change in the Accumulation Unit value of a Sub-Account between the first and last day of the base period being measured, and expressing the difference as a percentage of the Accumulation Unit value at the beginning of the base period.

          "Annualized" quotations are calculated by applying a formula which determines the level rate of return which, if earned over the entire base period, would produce the cumulative return.

                           ADVERTISING AND SALES LITERATURE

          As set forth in the Prospectus, the Company may refer to the following organizations (and others) in its marketing materials:

          A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company.

          DUFF & PHELPS CREDIT RATING Company's Insurance Company Claims Paying Ability Rating is an independent evaluation by a nationally accredited rating organization of an insurance company's ability to meet its future obligations under the contracts and products it sells. The rating takes into account both quantitative and qualitative factors.

          LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

          STANDARD & POOR's insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations of its insurance policies in accordance with their terms.

          VARDS (Variable Annuity Research Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

          MOODY'S Investors Services, Inc.'s insurance claims-paying rating is a system of rating an insurance company's financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

          STANDARD & POOR'S INDEX - broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm. The index tracks 400 industrial company stocks, 20 transportation stocks, 40 financial company stocks, and 40 public utilities.

          NASDAQ-OTC Price Index - this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market valueweighted and was introduced with a base of 100.00 on February 5, 1971.

          DOW JONES INDUSTRIAL AVERAGE (DJIA) - price-weighted average of 30 actively traded blue chip stocks, primarily industrials, but including American Express Company and American Telephone and Telegraph Company. Prepared and Published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

          MORNINGSTAR, Inc. is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities. This coverage for mutual funds includes, among other information, performance analysis rankings, risk rankings (e.g. aggressive, moderate or conservative), and "style box" matrices. Style box matrices display, for equity funds, the investment philosophy and size of the companies in which the fund invests and, for fixed-income funds, interest rate sensitivity and credit quality of the investment instruments.

          IBBOTSON ASSOCIATES, Inc. is a consulting firm that provides a variety of historical data, including total return, capital appreciation and income, on the stock market as well as other investment asset classes, and inflation. This information will be used primarily for comparative purposes and to illustrate general financial planning principles.

          In its advertisements and other sales literature for the Variable Account and the Series Fund, the Company may illustrate the advantages of the Contracts in a number of ways:

          DOLLAR-COST AVERAGING ILLUSTRATIONS. These illustrations will generally discuss the price-leveling effect of making regular investments in the same Sub-Accounts over a period of time, to take advantage of the trends in market prices of the portfolio securities purchased by those Sub-Accounts.

          SYSTEMATIC WITHDRAWAL PROGRAM. A service provided by the Company, through which a Participant may take any distribution allowed by Internal Revenue Code Section 401 (a) (9) in the case of Qualified Contracts, or permitted under Internal Revenue Code Section 72 in the case of Non-Qualified Contracts, by way of a series of partial withdrawals. Withdrawals under this program may be fully or partially includible in income and may be subject to a 10% penalty tax. Consult your tax advisor.

          THE COMPANY'S OR THE FUNDS' CUSTOMERS. Sales literature for the Variable Account and the Funds may refer to the number of clients which they serve.

          THE COMPANY'S ASSETS, SIZE. The Company may discuss its general financial condition (see, for example, the references to Standard & Poor's, Duff & Phelps and A.M. Best Company above). It may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria. For example, at December 31, 1998 the Company was the 36th largest U.S. life insurance company based upon overall assets.

          COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of limitation, the literature may emphasize the potential savings through tax deferral; the potential advantage of the Variable Account over the Fixed Account; and the compounding effect when a participant makes regular deposits to his or her account.

          The Company may use hypothetical illustrations of the benefits of tax deferral, including but not limited to the following chart:

          The chart below assumes an initial investment of $10,000 which remains fully invested for the entire time period, an 8% annual return, and a 33% combined federal and state income tax rate. It compares how three different investments might fare over 10, 20, and 30 years. The first example illustrates an investment in a non-tax-deferred account and assumes that taxes are paid annually out of that account. The second example illustrates how the same investment would grow in a tax-deferred investment, such as an annuity. And the third example illustrates the net value of the tax-deferred investment after paying taxes on the full account value.

--------------------------------------------------------------------------------
                                      10 YEARS       20 YEARS       30 YEARS
--------------------------------------------------------------------------------
 Non-Tax-Deferred Account              $16,856        $28,413       $ 47,893
--------------------------------------------------------------------------------
 Tax-Deferred Account                  $21,589        $46,610       $100,627
--------------------------------------------------------------------------------
 Tax-Deferred Account After            $17,765        $34,528       $ 70,720
--------------------------------------------------------------------------------
 Paying Taxes
--------------------------------------------------------------------------------

THIS ILLUSTRATION IS HYPOTHETICAL AND DOES NOT REPRESENT THE PROJECTED PERFORMANCE OF THE CONTRACTS OR ANY OF THE INVESTMENT OPTIONS THEREUNDER. THE ILLUSTRATION DOES NOT REFLECT THE DEDUCTION OF ANY CHARGES OR FEES RELATED TO PORTFOLIO MANAGEMENT, MORTALITY AND EXPENSE, OR ACCOUNT ADMINISTRATION. TAXES ON EARNINGS WITHIN AN ANNUITY ARE DUE UPON WITHDRAWAL. WITHDRAWALS MAY ALSO BE SUBJECT TO SURRENDER CHARGES AND, IF MADE PRIOR TO AGE 59 1/2, A 10% FEDERAL PENALTY TAX.

TAX-DEFERRED ACCUMULATION

     In general, individuals who own annuity contracts are not taxed on increases in the value of their annuity contracts until some form of distribution is made under the contract. As a result, the annuity contract would benefit from tax deferral during the contract's accumulation phase; this would have the effect of permitting an investment in an annuity contract to grow more rapidly that a comparable investment under which increases in value are taxed on a current basis.


     In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax-deferred compounding on the Variable Account's investment returns. We may illustrate these effects in charts or graphs and from time to time may include comparisons of returns under the Contracts or in general on a tax deferred basis, with the returns on a taxable basis. Different tax rates may be assumed. Any such illustrative chart or graph would show accumulations on an initial investment or Purchase Payment, assuming a given amount (including the applicable interest credit), hypothetical gross annual returns compounded annually, and a stated rate of return. The values shown for the taxable investment would not include any deduction for management fees or other expenses, but would assume the annual deduction of federal and state taxes from investment returns. The values shown for the Contracts in a chart would reflect the deduction of Contract expenses, such as the mortality and expense risk charge, the 0.15% administrative charge, and the annual Account Fee. In addition, the values shown would assume that the Participant has not surrendered his or her Contract or made any partial surrenders until the end of the period shown. The chart would assume a full surrender at the end of the period shown and the payment of federal and state taxes, at a rate of not more than 33%, on the amount in excess of the Purchase Payments.

     In developing illustrative tax deferral charts, we will observe these general principles:

         -  The assumed rate of earnings will be realistic.
         - The illustrative chart will accurately depict the effect of all fees and charges or provide a narrative that prominently discloses all fees and charges under the Contract.
         - Charts comparing accumulation values for tax-deferred and non-tax-deferred investments will depict the implications of any surrender.
         - A narrative accompanying the chart will prominently disclose that there may be a 10% tax penalty on a surrender by a Participant who has not reached age 59 1/2 at the time of surrender.

     The rates of return illustrated in any chart would be hypothetical and are not an estimate or guaranty of performance. Actual tax returns may vary for among Participants.

                                    CALCULATIONS

EXAMPLE OF VARIABLE ACCUMULATION UNIT VALUE CALCULATION

     Suppose the net asset value of a Fund share at the end of the current valuation period is $18.38; at the end of the immediately preceding valuation period was $18.32; the Valuation Period is one day; and no dividends or distributions caused Fund shares to go "ex-dividend" during the current Valuation Period. $18.38 divided by $18.32 is 1.00327511. Subtracting the one day risk factor for mortality and expense risks and the administrative expense charge of .00004280 (the daily equivalent of the current maximum charge of 1.55% on an annual basis) gives a net investment factor of
1.00323231. If the value of the variable accumulation unit for the immediately preceding valuation period had been 14.5645672, the value for the current valuation period would be 14.6116444 (14.5645672 X 1.00323231).

EXAMPLE OF VARIABLE ANNUITY UNIT CALCULATION

     Suppose the circumstances of the first example exist, and the value of an annuity unit for the immediately preceding valuation period had been
12.3456789. If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 3% per year, the value of the annuity unit for the current valuation period would be 12.3456789 (12.3456789 X 1.00323648 (the Net Investment Factor (based on the daily equivalent of maximum annuity phase charge of 1.40% on an annual basis) X 0.99991902). 0.99991902 is the factor, for a one day Valuation Period, that neutralizes the assumed interest rate of 3% per year used to establish the Annuity Payment Rates found in certain Contracts.

EXAMPLE OF VARIABLE ANNUITY PAYMENT CALCULATION

    Suppose that a Participant Account is credited with 8,765.4321 variable accumulation units of a particular Sub-Account but is not credited with any fixed accumulation units; that the variable accumulation unit value and the annuity unit value for the particular Sub-Account for the valuation period which ends immediately preceding the annuity commencement date are
14.5645672 and 12.3456789 respectively; that the annuity payment rate for the age and option elected is $6.78 per $1,000; and that the annuity unit value on the day prior to the second variable annuity payment date is 12.3846325. The first variable annuity payment would be $865.57 (8,765.4321 X 14.5645672 X 6.78 divided by 1,000). The number of annuity units credited would be
70.1112 ($865.57 divided by 12.3456789) and the second variable annuity payment would be $868.30 (70.1112 X 12.3846325).

                           DISTRIBUTION OF THE CONTRACTS

          We offer the Contracts on a continuous basis. The Contracts are sold by licensed insurance agents in those states where the Contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor and principal underwriter of the Contracts, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of the Company. Clarendon is registered with the SEC under the Securities Exchange Act of 1934 as broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain other annuity contracts issued by the Company and its wholly-owned subsidiary, Sun Life Insurance and Annuity Company of New York, and variable life insurance contracts issued by the Company.

          Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 6.50% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 1.00% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. The Company reserves the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of the Contracts or Certificates or other contracts offered by the Company. Promotional incentives may change at any time. Commissions will not be paid with respect to Participant Accounts established for the personal account of employees of the Company or any of its affiliates, or of persons engaged in the distribution of the Contracts, or of immediate family members of such employees or persons. In addition, commissions may be waived or reduced in connection with certain transactions described in the Prospectus under the heading "Waivers; Reduced Charges; Credits; Bonus Guaranteed Interest Rates."

                       DESIGNATION AND CHANGE OF BENEFICIARY

          The Beneficiary designation in the Application will remain in effect until changed.

          Subject to the rights of an irrevocably designated Beneficiary, you may change or revoke the designation of Beneficiary by filing the change or revocation with us in the form we require. The change or revocation will not be binding on us until we receive it. When we receive it, the change or revocation will be effective as of the date on which it was signed, but the change or revocation will be without prejudice to us on account of any payment we make or any action we take before receiving the change or revocation.

          Please refer to the terms of your particular retirement plan and any applicable legislation for any restrictions on the beneficiary designation.

                                     CUSTODIAN

          We are the Custodian of the assets of the Variable Account. We will purchase Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for annuity reserves held in the Variable Account.

                                FINANCIAL STATEMENTS

          The Financial Statements of Sun Life of Canada (U.S.) Variable Account F for the year ended December 31, 1999 included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION -- December 31, 1999

Assets:
                                                                Shares           Cost             Value
Investment in MFS/Sun Life Series Trust:                      -----------   --------------   ---------------
    Bond Series ("BDS").....................................    5,032,859   $   52,850,279   $    52,118,351
    Capital Appreciation Series ("CAS").....................   33,928,098    1,362,292,998     1,836,044,559
    Capital Opportunities Series ("COS")....................   17,497,220      291,825,538       428,787,357
    Massachusetts Investors Trust Series ("MIT")............   55,246,647    1,765,382,623     2,096,532,982
    Emerging Growth Series ("EGS")..........................   33,617,464      657,067,915     1,354,009,677
    Equity Income Series ("EIS")............................    3,651,313       40,120,260        40,936,224
    Emerging Markets Equity
    Series ("FCE")..........................................    3,316,512       30,303,485        37,877,306
    International Growth Series ("FCI").....................    5,055,030       52,026,378        66,223,206
    International Growth and Income Series ("FCG")..........    5,403,493       69,153,828        80,909,710
    Government Securities Series ("GSS")....................   35,624,961      457,676,007       444,492,495
    High Yield Series ("HYS")...............................   34,025,742      315,462,174       306,781,605
    Managed Sectors Series ("MSS")..........................   12,025,505      345,925,544       630,396,157
    Massachusetts Investors Growth Stock Series ("MIS").....   32,967,162      416,945,277       531,800,703
    Money Market Series ("MMS").............................  454,908,455      454,908,455       454,908,455
    New Discovery Series ("NWD")............................    3,710,841       41,511,925        62,699,760
    Research Series ("RES").................................   43,297,368      826,432,303     1,195,623,218
    Research Growth and Income Series ("RGS")...............    5,206,053       69,608,597        75,161,248
    Research International Series ("RSS")...................    2,045,281       23,798,520        29,839,876
    Strategic Income Series ("SIS").........................    1,895,901       18,979,780        19,443,594
    Total Return Series ("TRS").............................   93,947,109    1,777,124,893     1,762,378,532
    Utilities Series ("UTS")................................   18,760,767      294,942,640       372,198,015
    Global Asset Allocation Series ("GAA")..................    7,496,242      107,654,207       121,373,291
    Global Governments Series ("GGS").......................    6,514,585       72,392,490        66,878,866
    Global Growth Series ("GGR")............................   16,712,838      242,007,044       420,505,813
    Global Total Return Series ("GTR")......................    6,153,538       90,512,865       102,431,102
    Strategic Growth Series ("SGS").........................      755,126        8,085,971         9,158,291
                                                                            --------------   ---------------
                                                                            $9,884,991,996   $12,599,510,393
                                                                            ==============
Liability:
  Payable to Sponsor......................................................................          (788,789)
                                                                                             ---------------
        Net Assets........................................................................   $12,598,721,604
                                                                                             ===============

                                                     Applicable to Owners of
                                               Deferred Variable Annuity Contracts   Reserve for
                                              -------------------------------------   Variable
                                                Units     Unit Value      Value       Annuities      Total
 NET ASSETS APPLICABLE TO CONTRACT OWNERS:    ----------  ----------  -------------  -----------  ------------
   MFS REGATTA CONTRACTS:
     CAS -- Level 1.........................     22,958    $49.8052   $  1,154,572   $   82,807   $  1,237,379
     CAS -- Level 2.........................  7,847,274     20.1338    157,816,394      969,593    158,785,987
     GSS -- Level 1.........................         --     17.3110         13,647       60,353         74,000
     GSS -- Level 2.........................  2,795,724     11.1316     31,105,411       89,576     31,194,987
     HYS -- Level 1.........................        165     23.0560         13,811        3,624         17,435
     HYS -- Level 2.........................  1,075,336     11.7136     12,598,381       70,200     12,668,581
     MSS -- Level 1.........................      5,113     55.3202        400,698       --            400,698
     MSS -- Level 2.........................  2,678,028     24.9629     66,652,102      199,948     66,852,050
     MMS -- Level 1.........................     16,140     14.0901        423,113       21,042        444,155
     MMS -- Level 2.........................  2,672,617     11.1554     29,564,107      218,878     29,782,985
     TRS -- Level 1.........................     31,742     26.9360        870,926       26,274        897,200
     TRS -- Level 2.........................  9,929,414     13.5253    134,236,171    1,163,409    135,399,580
     GGS -- Level 1.........................        495     17.4756         20,251           --         20,251
     GGS -- Level 2.........................    630,136     10.4903      6,597,561       77,362      6,674,923
                                                                      ------------   ----------   ------------
                                                                      $441,467,145   $2,983,066   $444,450,211
                                                                      ------------   ----------   ------------

                       See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION -- December 31, 1999 -- continued

                                                               Applicable to Owners of
                                                         Deferred Variable Annuity Contracts      Reserve for
                                                       ----------------------------------------    Variable
                                                         Units      Unit Value       Value         Annuities        Total
NET ASSETS APPLICABLE TO CONTRACT OWNERS (CONTINUED):  ----------   ----------   --------------   -----------   --------------
  MFS REGATTA GOLD CONTRACTS:
    BDS.............................................    2,085,322    $10.2650    $   21,422,675   $   196,994   $   21,619,669
    CAS.............................................   32,846,090     45.4986     1,494,201,625     8,076,446    1,502,278,071
    COS.............................................   12,845,672     25.0521       321,822,832       370,891      322,193,723
    MIT.............................................   49,201,899     33.5203     1,649,205,165     5,518,991    1,654,724,156
    EGS.............................................   28,061,821     39.9489     1,121,085,030     2,395,699    1,123,480,729
    EIS.............................................    1,301,166     10.9848        14,292,791       --            14,292,791
    FCE.............................................    2,761,034     11.2207        30,978,033        86,552       31,064,585
    FCI.............................................    3,187,799     12.6829        40,432,352        49,086       40,481,438
    FCG.............................................    4,509,596     15.2129        68,611,598       107,072       68,718,670
    GSS.............................................   23,230,411     14.5981       339,182,656     1,242,278      340,424,934
    HYS.............................................   12,537,119     18.9861       238,076,354       754,623      238,830,977
    MSS.............................................   11,032,465     46.5671       513,184,584     1,768,278      514,952,862
    MIS.............................................   11,985,320     16.0186       191,981,488       406,236      192,387,724
    MMS.............................................   28,447,843     12.6229       359,153,095     1,693,460      360,846,555
    NWD.............................................    1,599,416     16.6274        26,593,488        92,786       26,686,274
    RES.............................................   35,935,779     29.0316     1,042,604,864     3,075,481    1,045,680,345
    RGS.............................................    3,153,242     14.0374        44,265,738       118,955       44,384,693
    RSS.............................................    1,114,581     14.2620        15,897,340       --            15,897,340
    SIS.............................................      892,490     12.1979         9,166,122       --             9,166,122
    TRS.............................................   62,923,966     22.4371     1,411,666,379     4,695,525    1,416,361,904
    UTS.............................................    9,588,408     28.5407       273,652,266     1,182,207      274,834,473
    GAA.............................................    6,188,330     18.4932       114,469,945       607,231      115,077,176
    GGS.............................................    3,941,088     14.2506        56,177,676       377,322       56,554,998
    GGR.............................................   13,513,835     29.1523       393,951,878     1,153,770      395,105,648
    GTR.............................................    4,907,545     18.3636        90,121,960       555,833       90,677,793
    SGS.............................................      558,856     12.1979         6,814,708       --             6,814,708
                                                                                 --------------   -----------   --------------
                                                                                 $9,889,012,642   $34,525,716   $9,923,538,358
                                                                                 --------------   -----------   --------------

                       See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION -- December 31, 1999 -- continued

                                                                 Applicable to Owners of
                                                           Deferred Variable Annuity Contracts    Reserve for
                                                          -------------------------------------    Variable
                                                            Units     Unit Value      Value        Annuities       Total
NET ASSETS APPLICABLE TO CONTRACT OWNERS (CONTINUED):     ---------   ----------   ------------   -----------   ------------
  MFS REGATTA CLASSIC CONTRACTS:
    BDS.................................................     48,210    $10.1232    $    487,954      $--        $    487,954
    CAS.................................................    643,838     20.0351      12,896,639      --           12,896,639
    COS.................................................    450,750     23.3171      10,503,243      --           10,503,243
    MIT.................................................  1,467,541     16.6602      24,441,075         572       24,441,647
    EGS.................................................  1,130,669     26.4915      29,945,574      --           29,945,574
    EIS.................................................     74,460     11.2502         837,571      --              837,571
    FCE.................................................     72,781     11.8522         862,731      --              862,731
    FCI.................................................     98,698     13.1278       1,294,861      --            1,294,861
    FCG.................................................     89,652     14.7561       1,320,980      --            1,320,980
    GSS.................................................    282,054     11.1508       3,151,398      --            3,151,398
    HYS.................................................    312,392     11.8516       3,700,989      --            3,700,989
    MSS.................................................    305,995     24.2876       7,430,811      --            7,430,811
    MIS.................................................    501,609     16.0843       8,069,796      --            8,069,796
    MMS.................................................  1,078,121     11.1757      12,051,351      --           12,051,351
    NWD.................................................     99,057     16.6956       1,654,206      --            1,654,206
    RES.................................................    963,271     17.5948      16,945,380      --           16,945,380
    RGS.................................................     74,418     13.8731       1,032,103      --            1,032,103
    RSS.................................................     28,986     16.8662         488,903      --              488,903
    SIS.................................................     22,950     11.2108         234,390      --              234,390
    TRS.................................................  1,987,855     13.3948      26,626,717       1,085       26,627,802
    UTS.................................................    356,269     19.2810       6,862,785      --            6,862,785
    GAA.................................................     43,343     13.5725         588,958      --              588,958
    GGS.................................................     42,362     10.7398         454,905      --              454,905
    GGR.................................................    135,881     21.3313       2,897,127      --            2,897,127
    GTR.................................................    118,027     14.0077       1,652,891         597        1,653,488
    SGS.................................................      5,701     11.2108          63,889      --               63,889
                                                                                   ------------      ------     ------------
                                                                                   $176,497,227      $2,254     $176,499,481
                                                                                   ------------      ------     ------------

                       See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION -- December 31, 1999 -- continued

                                                                Applicable to Owners of
                                                          Deferred Variable Annuity Contracts      Reserve for
                                                       -----------------------------------------    Variable
                                                         Units      Unit Value        Value         Annuities         Total
NET ASSETS APPLICABLE TO CONTRACT OWNERS (CONTINUED):  ----------   ----------   ---------------   -----------   ---------------
  MFS REGATTA PLATINUM CONTRACTS:
    BDS............................................     2,970,448    $10.0963    $    29,994,338   $     6,370   $    30,000,708
    CAS............................................    10,770,738     14.8295        159,713,722       855,329       160,569,051
    COS............................................     6,088,167     15.7265         95,743,651       288,540        96,032,191
    MIT............................................    36,443,681     11.4075        415,739,367     1,814,868       417,554,235
    EGS............................................     9,952,208     20.0771        199,806,631       871,934       200,678,565
    EIS............................................     2,322,545     11.1059         25,793,127        12,558        25,805,685
    FCE............................................       471,834     12.2711          5,788,888       156,525         5,945,413
    FCI............................................     1,960,439     12.4412         24,389,553        44,137        24,433,690
    FCG............................................       904,331     11.9538         10,809,507        47,556        10,857,063
    GSS............................................     6,917,529     10.0675         69,644,205       151,558        69,795,763
    HYS............................................     5,126,512     10.0101         51,279,436       228,601        51,508,037
    MSS............................................     2,096,399     19.3732         40,613,386        30,902        40,644,288
    MIS............................................    20,741,206     15.9430        330,672,742       615,728       331,288,470
    MMS............................................     4,848,739     10.5145         50,985,070       534,768        51,519,838
    NWD............................................     2,064,540     16.4450         33,951,877       358,408        34,310,285
    RES............................................     9,822,632     13.4883        132,488,128       436,882       132,925,010
    RGS............................................     2,692,647     11.0284         29,696,208        46,181        29,742,389
    RSS............................................       914,188     14.4906         13,247,136       206,497        13,453,633
    SIS............................................       987,192     12.0212         10,043,082       --             10,043,082
    TRS............................................    17,437,345     10.4327        181,919,827       855,857       182,775,684
    UTS............................................     6,397,913     14.1367         90,458,930        61,616        90,520,546
    GAA............................................       502,791     11.3461          5,704,516       --              5,704,516
    GGS............................................       301,714     10.5290          3,174,978        20,740         3,195,718
    GGR............................................     1,328,571     16.9623         22,535,111       --             22,535,111
    GTR............................................       901,334     11.1787         10,076,998        37,891        10,114,889
    SGS............................................       189,701     12.0212          2,279,694       --              2,279,694
                                                                                 ---------------   -----------   ---------------
                                                                                 $ 2,046,550,108   $ 7,683,446   $ 2,054,233,554
                                                                                 ---------------   -----------   ---------------
    Net Assets................................................................   $12,553,527,122   $45,194,482   $12,598,721,604
                                                                                 ===============   ===========   ===============

                       See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS -- Year Ended December 31, 1999

                                          BDS            CAS           COS            MIT           EGS            EIS
                                      Sub-Account    Sub-Account   Sub-Account    Sub-Account   Sub-Account    Sub-Account
                                      ------------  -------------  ------------  -------------  ------------  -------------
 INCOME AND EXPENSES:
   Dividend income and capital gain
    distributions received..........  $   456,185   $ 165,042,350  $  5,266,720  $ 142,902,581  $ 12,001,599   $    47,820
   Mortality and expense risk
    charges.........................     (464,791)    (18,362,496)   (3,268,957)   (23,586,223)  (10,306,327)     (282,553)
   Distribution expense charges.....      --               (5,941)      --            --             --            --
   Administrative expense charges...      (55,942)     (2,200,044)     (394,335)    (2,836,395)   (1,242,331)      (34,088)
                                      -----------   -------------  ------------  -------------  ------------   -----------
       Net investment income
        (loss)......................  $   (64,548)  $ 144,473,869  $  1,603,428  $ 116,479,963  $    452,941   $  (268,821)
                                      -----------   -------------  ------------  -------------  ------------   -----------
 REALIZED AND UNREALIZED GAINS
  (LOSSES):
   Realized gains (losses) on
    investment transactions:
     Proceeds from sales............  $ 9,550,320   $ 450,572,346  $ 29,745,130  $ 233,601,157  $137,754,613   $ 9,351,165
     Cost of investments sold.......   (9,570,915)   (344,857,604)  (19,530,316)  (117,395,546)  (77,682,913)   (8,400,487)
                                      -----------   -------------  ------------  -------------  ------------   -----------
       Net realized gains
        (losses)....................  $   (20,595)  $ 105,714,742  $ 10,214,814  $ 116,205,611  $ 60,071,700   $   950,678
                                      -----------   -------------  ------------  -------------  ------------   -----------
   Net unrealized appreciation
    (depreciation) on investments:
     End of year....................  $  (731,928)  $ 473,751,561  $136,961,819  $ 331,150,359  $696,941,762   $   815,964
     Beginning of year..............      286,002     287,338,195    32,482,750    452,834,707   194,893,156       595,356
                                      -----------   -------------  ------------  -------------  ------------   -----------
       Change in unrealized
        appreciation
        (depreciation)..............  $(1,017,930)  $ 186,413,366  $104,479,069  $(121,684,348) $502,048,606   $   220,608
                                      -----------   -------------  ------------  -------------  ------------   -----------
     Realized and unrealized gains
      (losses)......................  $(1,038,525)  $ 292,128,108  $114,693,883  $  (5,478,737) $562,120,306   $ 1,171,286
                                      -----------   -------------  ------------  -------------  ------------   -----------
 INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS...................  $(1,103,073)  $ 436,601,977  $116,297,311  $ 111,001,226  $562,573,247   $   902,465
                                      ===========   =============  ============  =============  ============   ===========

                       See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS -- Year Ended December 31, 1999 -- continued

                                          FCE           FCI            FCG            GSS
                                      Sub-Account   Sub-Account    Sub-Account    Sub-Account
                                      ------------  ------------  -------------  -------------
 INCOME AND EXPENSES:
   Dividend income and capital gain
    distributions received..........  $    --       $    216,260  $   2,184,611  $  21,618,169
   Mortality and expense risk
    charges.........................      (298,005)     (549,216)      (885,975)    (5,311,042)
   Distribution expense charges.....       --            --            --               (1,545)
   Administrative expense charges...       (35,925)      (66,290)      (106,818)      (636,791)
                                      ------------  ------------  -------------  -------------
       Net investment income
        (loss)......................  $   (333,930) $   (399,246) $   1,191,818  $  15,668,791
                                      ------------  ------------  -------------  -------------
 REALIZED AND UNREALIZED GAINS
  (LOSSES):
   Realized gains(losses) on
    investment transactions:
     Proceeds from sales............  $ 13,945,514  $ 30,960,149  $ 106,011,361  $ 115,563,467
     Cost of investments sold.......   (15,674,700)  (29,356,563)  (100,713,204)  (118,246,571)
                                      ------------  ------------  -------------  -------------
       Net realized gains
        (losses)....................  $ (1,729,186) $  1,603,586  $   5,298,157  $  (2,683,104)
                                      ------------  ------------  -------------  -------------
   Net unrealized appreciation
    (depreciation) on investments:
     End of year....................  $  7,573,821  $ 14,196,828  $  11,755,882  $ (13,183,512)
     Beginning of year..............    (5,357,496)     (519,445)     6,495,614     14,106,863
                                      ------------  ------------  -------------  -------------
       Change in unrealized
        appreciation
        (depreciation)..............  $ 12,931,317  $ 14,716,273  $   5,260,268  $ (27,290,375)
                                      ------------  ------------  -------------  -------------
     Realized and unrealized gains
      (losses)......................  $ 11,202,131  $ 16,319,859  $  10,558,425  $ (29,973,479)
                                      ------------  ------------  -------------  -------------
 INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS...................  $ 10,868,201  $ 15,920,613  $  11,750,243  $ (14,304,688)
                                      ============  ============  =============  =============

                                           HYS            MSS
                                       Sub-Account    Sub-Account
                                      -------------  --------------
 INCOME AND EXPENSES:
   Dividend income and capital gain
    distributions received..........  $  24,714,357   $   --
   Mortality and expense risk
    charges.........................     (3,694,316)    (4,726,197)
   Distribution expense charges.....           (565)        (1,871)
   Administrative expense charges...       (443,843)      (566,272)
                                      -------------   ------------
       Net investment income
        (loss)......................  $  20,575,633   $ (5,294,340)
                                      -------------   ------------
 REALIZED AND UNREALIZED GAINS
  (LOSSES):
   Realized gains(losses) on
    investment transactions:
     Proceeds from sales............  $ 131,860,091   $ 88,894,001
     Cost of investments sold.......   (135,709,620)   (72,940,290)
                                      -------------   ------------
       Net realized gains
        (losses)....................  $  (3,849,529)  $ 15,953,711
                                      -------------   ------------
   Net unrealized appreciation
    (depreciation) on investments:
     End of year....................  $  (8,680,569)  $284,470,613
     Beginning of year..............     (7,980,287)    16,729,347
                                      -------------   ------------
       Change in unrealized
        appreciation
        (depreciation)..............  $    (700,282)  $267,741,266
                                      -------------   ------------
     Realized and unrealized gains
      (losses)......................  $  (4,549,811)  $283,694,977
                                      -------------   ------------
 INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS...................  $  16,025,822   $278,400,637
                                      =============   ============

                       See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS -- Year Ended December 31, 1999 -- continued

                                      MIS            MMS           NWD          RES
                                  Sub-Account    Sub-Account   Sub-Account  Sub-Account
                                  ------------  -------------  -----------  ------------
 INCOME AND EXPENSES:
   Dividend income and capital
    gain distributions
    received....................  $  3,086,853  $  20,077,131  $   133,721  $ 33,877,219
   Mortality and expense risk
    charges.....................    (3,219,139)    (5,364,185)    (334,655)  (12,526,374)
   Distribution expense
    charges.....................       --              (1,353)     --            --
   Administrative expense
    charges.....................      (387,637)      (644,685)     (40,408)   (1,507,388)
                                  ------------  -------------  -----------  ------------
       Net investment income
        (loss)..................  $   (519,923) $  14,066,908  $  (241,342) $ 19,843,457
                                  ------------  -------------  -----------  ------------
 REALIZED AND UNREALIZED GAINS
  (LOSSES):
   Realized gains (losses) on
    investment transactions:
     Proceeds from sales........  $ 28,678,591  $ 681,042,524  $ 7,761,195  $126,485,068
     Cost of investments sold...   (22,458,189)  (681,042,524)  (6,405,814)  (74,939,328)
                                  ------------  -------------  -----------  ------------
       Net realized gains
        (losses)................  $  6,220,402  $    --        $ 1,355,381  $ 51,545,740
                                  ------------  -------------  -----------  ------------
   Net unrealized appreciation
    (depreciation) on
    investments:
     End of year................  $114,855,426  $    --        $21,187,835  $369,190,915
     Beginning of year..........    11,412,175       --          1,504,013   222,195,462
                                  ------------  -------------  -----------  ------------
       Change in unrealized
        appreciation
        (depreciation)..........  $103,443,251  $    --        $19,683,822  $146,995,453
                                  ------------  -------------  -----------  ------------
     Realized and unrealized
      gains (losses)............  $109,663,653  $    --        $21,039,203  $198,541,193
                                  ------------  -------------  -----------  ------------
 INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS........  $109,143,730  $  14,066,908  $20,797,861  $218,384,650
                                  ============  =============  ===========  ============

                                     RGS           RSS           SIS
                                 Sub-Account   Sub-Account   Sub-Account
                                 ------------  ------------  -----------
 INCOME AND EXPENSES:
   Dividend income and capital
    gain distributions
    received...................  $    184,713  $      1,911  $   271,924
   Mortality and expense risk
    charges....................      (718,747)     (128,399)    (168,321)
   Distribution expense
    charges....................       --            --           --
   Administrative expense
    charges....................       (86,537)      (15,455)     (20,234)
                                 ------------  ------------  -----------
       Net investment income
        (loss).................  $   (620,571) $   (141,943) $    83,369
                                 ------------  ------------  -----------
 REALIZED AND UNREALIZED GAINS
  (LOSSES):
   Realized gains (losses) on
    investment transactions:
     Proceeds from sales.......  $ 13,728,018  $ 13,408,569  $ 2,528,947
     Cost of investments sold..   (11,746,493)  (11,896,704)  (2,439,032)
                                 ------------  ------------  -----------
       Net realized gains
        (losses)...............  $  1,981,525  $  1,511,865  $    89,915
                                 ------------  ------------  -----------
   Net unrealized appreciation
    (depreciation) on
    investments:
     End of year...............  $  5,552,651  $  6,041,356  $   463,814
     Beginning of year.........     3,487,391       126,682      217,175
                                 ------------  ------------  -----------
       Change in unrealized
        appreciation
        (depreciation).........  $  2,065,260  $  5,914,674  $   246,639
                                 ------------  ------------  -----------
     Realized and unrealized
      gains (losses)...........  $  4,046,785  $  7,426,539  $   336,554
                                 ------------  ------------  -----------
 INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS.......  $  3,426,214  $  7,284,596  $   419,923
                                 ============  ============  ===========

                       See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS -- Year Ended December 31, 1999 -- continued

                                           TRS            UTS           GAA           GGS
                                       Sub-Account    Sub-Account   Sub-Account   Sub-Account
                                      -------------  -------------  ------------  ------------
 INCOME AND EXPENSES:
   Dividend income and capital gain
    distributions received..........  $ 269,625,863  $ 28,611,367   $  6,409,041  $  9,343,075
   Mortality and expense risk
    charges.........................    (22,286,255)   (3,306,043)    (1,427,773)     (953,326)
   Distribution expense charges.....        (10,220)      --             --               (422)
   Administrative expense charges...     (2,671,814)     (397,938)      (171,521)     (114,118)
                                      -------------  ------------   ------------  ------------
       Net investment income
        (loss)......................  $ 244,657,574  $ 24,907,386   $  4,809,747  $  8,275,209
                                      -------------  ------------   ------------  ------------
 REALIZED AND UNREALIZED GAINS
  (LOSSES):
   Realized gains (losses) on
    investment transactions:
     Proceeds from sales............  $ 357,231,982  $ 34,366,900   $ 29,474,177  $ 26,696,851
     Cost of investments sold.......   (313,675,798)  (23,665,238)   (26,588,874)  (28,476,289)
                                      -------------  ------------   ------------  ------------
       Net realized gains
        (losses)....................  $  43,556,184  $ 10,701,662   $  2,885,303  $ (1,779,438)
                                      -------------  ------------   ------------  ------------
   Net unrealized appreciation
    (depreciation) on investments:
     End of year....................  $ (14,746,361) $ 77,255,375   $ 13,719,084  $ (5,513,624)
     Beginning of year..............    247,870,707    34,293,510      3,446,679     6,569,807
                                      -------------  ------------   ------------  ------------
       Change in unrealized
        appreciation
        (depreciation)..............  $(262,617,068) $ 42,961,865   $ 10,272,405  $(12,083,431)
                                      -------------  ------------   ------------  ------------
     Realized and unrealized gains
      (losses)......................  $(219,060,884) $ 53,663,527   $ 13,157,708  $(13,862,869)
                                      -------------  ------------   ------------  ------------
 INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS...................  $  25,596,690  $ 78,570,913   $ 17,967,455  $ (5,587,660)
                                      =============  ============   ============  ============

                                          GGR            GTR             SGS
                                      Sub-Account    Sub-Account    Sub-Account(b)
                                      ------------  --------------  --------------
 INCOME AND EXPENSES:
   Dividend income and capital gain
    distributions received..........  $ 10,725,752   $  7,230,240     $  --
   Mortality and expense risk
    charges.........................    (3,549,051)    (1,188,320)        (7,136)
   Distribution expense charges.....       --            --              --
   Administrative expense charges...      (426,441)      (143,007)          (858)
                                      ------------   ------------     ----------
       Net investment income
        (loss)......................  $  6,750,260   $  5,898,913     $   (7,994)
                                      ------------   ------------     ----------
 REALIZED AND UNREALIZED GAINS
  (LOSSES):
   Realized gains (losses) on
    investment transactions:
     Proceeds from sales............  $ 44,112,521   $ 16,770,599     $  151,707
     Cost of investments sold.......   (31,638,209)   (13,273,072)      (493,571)
                                      ------------   ------------     ----------
       Net realized gains
        (losses)....................  $ 12,474,312   $  3,497,527     $ (341,864)
                                      ------------   ------------     ----------
   Net unrealized appreciation
    (depreciation) on investments:
     End of year....................  $178,498,769   $ 11,918,237     $1,072,320
     Beginning of year..............    33,369,072     14,614,468        --
                                      ------------   ------------     ----------
       Change in unrealized
        appreciation
        (depreciation)..............  $145,129,697   $ (2,696,231)    $1,072,320
                                      ------------   ------------     ----------
     Realized and unrealized gains
      (losses)......................  $157,604,009   $    801,296     $  730,456
                                      ------------   ------------     ----------
 INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS...................  $164,354,269   $  6,700,209     $  722,462
                                      ============   ============     ==========

(b) For the period November 5, 1999 (commencement of operations of Sub-Account) through December 31, 1999.

                       See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS

                                               BDS                              CAS                              COS
                                           Sub-Account                      Sub-Account                      Sub-Account
                                  -----------------------------   -------------------------------   -----------------------------
                                   Year Ended      Year Ended       Year Ended       Year Ended      Year Ended      Year Ended
                                  December 31,    December 31,     December 31,     December 31,    December 31,    December 31,
                                      1999           1998(a)           1999             1998            1999            1998
                                  -------------   -------------   --------------   --------------   -------------   -------------
OPERATIONS:
  Net investment income
   (loss).......................   $   (64,548)    $   (82,271)   $  144,473,869   $  128,215,244   $  1,603,428    $  3,637,491
  Net realized gains (losses)...       (20,595)        216,410       105,714,742       66,702,495     10,214,814       5,170,487
  Net unrealized gains
   (losses).....................    (1,017,930)        286,002       186,413,366      121,369,200    104,479,069      20,631,668
                                   -----------     -----------    --------------   --------------   ------------    ------------
      Increase (Decrease) in net
       assets from operations...   $(1,103,073)    $   420,141    $  436,601,977   $  316,286,939   $116,297,311    $ 29,439,646
                                   -----------     -----------    --------------   --------------   ------------    ------------

CONTRACT OWNER TRANSACTIONS:
  Accumulation Activity:
    Purchase payments
     received...................   $11,283,792     $ 9,875,456    $   76,869,793   $  107,933,141   $ 42,581,763    $ 38,230,487
    Net transfers between
     Sub-Accounts and Fixed
     Account....................    26,002,672       9,534,568         2,132,992       47,848,492    100,363,903      40,051,430
    Withdrawals, surrenders,
     annuitizations and contract
     charges....................    (3,714,192)       (395,676)     (174,746,999)    (114,794,853)   (18,079,962)     (7,541,790)
                                   -----------     -----------    --------------   --------------   ------------    ------------
      Net accumulation
       activity.................   $33,572,272     $19,014,348    $  (95,744,214)  $   40,986,780   $124,865,704    $ 70,740,127
                                   -----------     -----------    --------------   --------------   ------------    ------------
  Annuitization Activity:
    Annuitizations..............   $    79,698     $   164,170    $    1,893,718   $    1,220,067   $    359,014    $    142,386
    Annuity payments and
     contract charges...........       (25,302)         (3,903)       (1,271,221)      (1,025,009)      (143,073)        (46,545)
    Net Transfers between
     Sub-Accounts...............       --              --                109,831          (41,318)        33,759          25,440
    Adjustments to annuity
     reserves...................         2,648         (12,668)         (272,714)         (88,123)       (43,544)        (10,400)
                                   -----------     -----------    --------------   --------------   ------------    ------------
      Net annuitization
       activity.................   $    57,044     $   147,599    $      459,614   $       65,617   $    206,156    $    110,881
                                   -----------     -----------    --------------   --------------   ------------    ------------
  Increase (Decrease) in net
   assets from contract owner
   transactions.................   $33,629,316     $19,161,947    $  (95,284,600)  $   41,052,397   $125,071,860    $ 70,851,008
                                   -----------     -----------    --------------   --------------   ------------    ------------
    Increase (Decrease) in net
     assets.....................   $32,526,243     $19,582,088    $  341,317,377   $  357,339,336   $241,369,171    $100,290,654
NET ASSETS:
  Beginning of year.............    19,582,088         --          1,494,449,750    1,137,110,414    187,359,986      87,069,332
                                   -----------     -----------    --------------   --------------   ------------    ------------
  End of year...................   $52,108,331     $19,582,088    $1,835,767,127   $1,494,449,750   $428,729,157    $187,359,986
                                   ===========     ===========    ==============   ==============   ============    ============

(a) For the period May 6, 1998 (commencement of operations of Sub-Account) through December 31, 1998.


                       See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                  MIT                              EGS                            EIS
                                              Sub-Account                      Sub-Account                    Sub-Account
                                    -------------------------------   -----------------------------   ---------------------------
                                      Year Ended       Year Ended       Year Ended      Year Ended     Year Ended     Year Ended
                                     December 31,     December 31,     December 31,    December 31,   December 31,   December 31,
                                         1999             1998             1999            1998           1999         1998(a)
                                    --------------   --------------   --------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss)....  $  116,479,963   $   74,447,584   $      452,941   $ 11,234,121   $  (268,821)    $  (31,884)
  Net realized gains (losses).....     116,205,611       33,652,751       60,071,700     22,519,902       950,678       (117,486)
  Net unrealized gains (losses)...    (121,684,348)     167,450,974      502,048,606    124,900,453       220,608        595,356
                                    --------------   --------------   --------------   ------------   -----------     ----------
      Increase (Decrease) in net
       assets from operations.....  $  111,001,226   $  275,551,309   $  562,573,247   $158,654,476   $   902,465     $  445,986
                                    --------------   --------------   --------------   ------------   -----------     ----------

CONTRACT OWNER TRANSACTIONS:
  Accumulation Activity:
    Purchase payments received....  $  200,798,865   $  265,107,890   $   72,378,390   $ 90,838,283   $11,769,375     $4,758,335
    Net transfers between
     Sub-Accounts and Fixed
     Account......................     215,949,849      206,082,223       80,609,004     40,488,353    22,083,804      3,493,264
    Withdrawals, surrenders,
     annuitizations and contract
     charges......................    (159,633,917)     (88,307,981)     (63,348,442)   (30,769,813)   (2,323,339)      (205,828)
                                    --------------   --------------   --------------   ------------   -----------     ----------
      Net accumulation activity...  $  257,114,797   $  382,882,132   $   89,638,952   $100,556,823   $31,529,840     $8,045,771
                                    --------------   --------------   --------------   ------------   -----------     ----------
  Annuitization Activity:
    Annuitizations................  $    2,805,581   $    2,012,633   $    1,166,495   $    453,478   $    12,343     $  --
    Annuity payments and contract
     charges......................        (993,419)        (713,563)        (240,170)      (113,219)         (181)       --
    Net Transfers between
     Sub-Accounts.................         (31,426)        (116,539)          24,221         (5,495)      --             --
    Adjustments to annuity
     reserves.....................         (68,461)         265,082           (5,370)       128,245          (177)       --
                                    --------------   --------------   --------------   ------------   -----------     ----------
      Net annuitization
       activity...................  $    1,712,275   $    1,447,613   $      945,176   $    463,009   $    11,985     $  --
                                    --------------   --------------   --------------   ------------   -----------     ----------
  Increase (Decrease) in net
   assets from contract owner
   transactions...................  $  258,827,072   $  384,329,745   $   90,584,128   $101,019,832   $31,541,825     $8,045,771
                                    --------------   --------------   --------------   ------------   -----------     ----------
  Increase (Decrease) in net
   assets.........................  $  369,828,298   $  659,881,054   $  653,157,375   $259,674,308   $32,444,290     $8,491,757
NET ASSETS:
  Beginning of year...............   1,726,891,740    1,067,010,686      700,947,493    441,273,185     8,491,757        --
                                    --------------   --------------   --------------   ------------   -----------     ----------
  End of year.....................  $2,096,720,038   $1,726,891,740   $1,354,104,868   $700,947,493   $40,936,047     $8,491,757
                                    ==============   ==============   ==============   ============   ===========     ==========

(a) For the period May 6, 1998 (commencement of operations of Sub-Account) through December 31, 1998.


                       See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                      FCE                           FCI                           FCG
                                                  Sub-Account                   Sub-Account                   Sub-Account
                                          ---------------------------   ---------------------------   ---------------------------
                                           Year Ended     Year Ended     Year Ended     Year Ended     Year Ended     Year Ended
                                          December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                              1999           1998           1999           1998           1999           1998
                                          ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss)..........  $  (333,930)   $   467,717    $  (399,246)   $  (101,894)   $ 1,191,818    $ 1,045,909
  Net realized gains (losses)...........   (1,729,186)    (4,423,657)     1,603,586       (134,106)     5,298,157      5,611,522
  Net unrealized gains (losses).........   12,931,317     (3,684,076)    14,716,273       (101,433)     5,260,268      4,069,821
                                          -----------    -----------    -----------    -----------    -----------    -----------
      Increase (Decrease) in net assets
       from operations..................  $10,868,201    $(7,640,016)   $15,920,613    $  (337,433)   $11,750,243    $10,727,252
                                          -----------    -----------    -----------    -----------    -----------    -----------

CONTRACT OWNER TRANSACTIONS:
  Accumulation Activity:
    Purchase payments received..........  $ 2,257,666    $ 2,734,886    $ 7,721,195    $ 8,231,578    $ 4,415,080    $ 7,721,923
    Net transfers between Sub-Accounts
     and Fixed Account..................   10,148,747     (1,032,098)    10,540,394      5,579,377     (1,761,772)     8,246,837
    Withdrawals, surrenders,
     annuitizations and contract
     charges............................   (2,575,449)      (897,534)    (3,292,901)    (1,479,723)    (5,447,333)    (4,121,150)
                                          -----------    -----------    -----------    -----------    -----------    -----------
      Net accumulation activity.........  $ 9,830,964    $   805,254    $14,968,688    $12,331,232    $(2,794,025)   $11,847,610
                                          -----------    -----------    -----------    -----------    -----------    -----------
  Annuitization Activity:
    Annuitizations......................  $   154,638    $     3,586    $    39,173    $     1,716    $    59,613    $    34,551
    Annuity payments and contract
     charges............................       (8,635)        (7,084)        (9,967)        (5,621)       (14,579)       (28,601)
    Net transfers between
     Sub-Accounts.......................       54,153        --             --             --             --             (17,030)
    Adjustments to annuity reserves.....       (3,330)           218        (15,216)         2,415         (4,391)       (10,148)
                                          -----------    -----------    -----------    -----------    -----------    -----------
      Net annuitization activity........  $   196,826    $    (3,280)   $    13,990    $    (1,490)   $    40,643    $   (21,228)
                                          -----------    -----------    -----------    -----------    -----------    -----------
  Increase (Decrease) in net assets from
   contract owner transactions..........  $10,027,790    $   801,974    $14,982,678    $12,329,742    $(2,753,382)   $11,826,382
                                          -----------    -----------    -----------    -----------    -----------    -----------
  Increase (Decrease) in net assets.....  $20,895,991    $(6,838,042)   $30,903,291    $11,992,309    $ 8,996,861    $22,553,634
NET ASSETS:
  Beginning of year.....................   16,976,738     23,814,780     35,306,698     23,314,389     71,899,852     49,346,218
                                          -----------    -----------    -----------    -----------    -----------    -----------
  End of year...........................  $37,872,729    $16,976,738    $66,209,989    $35,306,698    $80,896,713    $71,899,852
                                          ===========    ===========    ===========    ===========    ===========    ===========


                       See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                            GSS                               HYS                               MSS
                                        Sub-Account                       Sub-Account                       Sub-Account
                              -------------------------------   -------------------------------   -------------------------------
                                 Year Ended       Year Ended       Year Ended       Year Ended       Year Ended       Year Ended
                                December 31,     December 31,     December 31,     December 31,     December 31,     December 31,
                                    1999             1998             1999             1998             1999             1998
                              ----------------   ------------   ----------------   ------------   ----------------   ------------
OPERATIONS:
  Net investment income
   (loss)...................    $ 15,668,791     $ 15,055,335     $ 20,575,633     $ 13,760,883     $ (5,294,340)    $ 45,005,946
  Net realized gains
   (losses).................      (2,683,104)       7,944,827       (3,849,529)       4,744,016       15,953,711       11,481,102
  Net unrealized gains
   (losses).................     (27,290,375)       2,813,782         (700,282)     (20,640,207)     267,741,266      (23,796,460)
                                ------------     ------------     ------------     ------------     ------------     ------------
      Increase (Decrease) in
       net assets from
       operations...........    $(14,304,688)    $ 25,813,944     $ 16,025,822     $ (2,135,308)    $278,400,637     $ 32,690,588
                                ------------     ------------     ------------     ------------     ------------     ------------

CONTRACT OWNER TRANSACTIONS:
  Accumulation Activity:
    Purchase payments
     received...............    $ 26,767,871     $ 33,941,912     $ 20,195,648     $ 54,795,963     $ 16,920,035     $ 22,720,393
    Net transfers between
     Sub-Accounts and Fixed
     Account................      91,170,433       49,410,266       20,734,522       20,587,340       52,096,752       (5,210,223)
    Withdrawals, surrenders,
     annuitizations and
     contract charges.......     (59,337,154)     (40,854,521)     (36,583,190)     (24,841,987)     (51,120,379)     (28,997,564)
                                ------------     ------------     ------------     ------------     ------------     ------------
      Net accumulation
       activity.............    $ 58,601,150     $ 42,497,657     $  4,346,980     $ 50,541,316     $ 17,896,408     $(11,487,394)
                                ------------     ------------     ------------     ------------     ------------     ------------
  Annuitization Activity:
    Annuitizations..........    $    665,654     $  1,080,791     $    333,040     $    514,021     $    135,661     $    360,666
    Annuity payments and
     contract charges.......        (452,725)        (563,274)        (295,312)        (301,855)        (320,573)        (278,169)
    Net transfers between
     Sub-Accounts...........          (3,904)         (10,317)        --                --               118,980           (6,870)
    Adjustments to annuity
     reserves...............          (4,610)          17,162          (22,546)          44,449          (51,415)          (3,336)
                                ------------     ------------     ------------     ------------     ------------     ------------
      Net annuitization
       activity.............    $    204,415     $    524,362     $     15,182     $    256,615     $   (117,347)    $     72,291
                                ------------     ------------     ------------     ------------     ------------     ------------
  Increase (Decrease) in net
   assets from contract
   owner transactions.......    $ 58,805,565     $ 43,022,019     $  4,362,162     $ 50,797,931     $ 17,779,061     $(11,415,103)
                                ------------     ------------     ------------     ------------     ------------     ------------
    Increase (Decrease) in
     net assets.............    $ 44,500,877     $ 68,835,963     $ 20,387,984     $ 48,662,623     $296,179,698     $ 21,275,485
NET ASSETS:
  Beginning of year.........     400,140,205      331,304,242      286,338,035      237,675,412      334,101,011      312,825,526
                                ------------     ------------     ------------     ------------     ------------     ------------
  End of year...............    $444,641,082     $400,140,205     $306,726,019     $286,338,035     $630,280,709     $334,101,011
                                ============     ============     ============     ============     ============     ============


                       See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                 MIS                             MMS                             NWD
                                             Sub-Account                     Sub-Account                     Sub-Account
                                    -----------------------------   -----------------------------   -----------------------------
                                     Year Ended      Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
                                    December 31,    December 31,    December 31,    December 31,    December 31,    December 31,
                                        1999           1998(a)          1999            1998            1999           1998(a)
                                    -------------   -------------   -------------   -------------   -------------   -------------
OPERATIONS:
  Net investment income (loss)....  $   (519,923)    $  (277,915)   $  14,066,908   $  12,464,454    $  (241,342)    $   (55,628)
  Net realized gains (losses).....     6,220,402         290,620         --              --            1,355,381         (77,926)
  Net unrealized gains (losses)...   103,443,251      11,412,175         --              --           19,683,822       1,504,013
                                    ------------     -----------    -------------   -------------    -----------     -----------
      Increase (Decrease) in net
       assets from operations.....  $109,143,730     $11,424,880    $  14,066,908   $  12,464,454    $20,797,861     $ 1,370,459
                                    ------------     -----------    -------------   -------------    -----------     -----------

CONTRACT OWNER TRANSACTIONS:
  Accumulation Activity:
    Purchase payments received....  $137,436,213     $42,898,409    $  77,465,420   $  84,539,955    $10,051,271     $ 5,928,260
    Net transfers between
     Sub-Accounts and Fixed
     Account......................   223,731,514      27,944,745      176,379,832     205,348,459     20,319,479       6,269,724
    Withdrawals, surrenders,
     annuitizations and contract
     charges......................   (20,457,443)     (1,223,987)    (230,737,769)   (180,586,976)    (2,113,261)       (345,722)
                                    ------------     -----------    -------------   -------------    -----------     -----------
      Net accumulation activity...  $340,710,284     $69,619,167    $  23,107,483   $ 109,301,438    $28,257,489     $11,852,262
                                    ------------     -----------    -------------   -------------    -----------     -----------
  Annuitization Activity:
    Annuitizations................  $    755,518     $   158,201    $   1,593,879   $   1,223,366    $   339,593     $    59,889
    Annuity payments and contract
     charges......................       (48,148)        (10,253)        (347,973)       (267,886)       (15,934)         (3,118)
    Net transfers between
     Sub-Accounts.................        47,324         --              (646,987)         (4,847)        41,259         --
    Adjustments to annuity
     reserves.....................       (53,623)         (1,090)         (33,773)        (38,667)       (46,627)         (2,368)
                                    ------------     -----------    -------------   -------------    -----------     -----------
      Net annuitization
       activity...................  $    701,071     $   146,858    $     565,146   $     911,966    $   318,291     $    54,403
                                    ------------     -----------    -------------   -------------    -----------     -----------
  Increase (Decrease) in net
   assets from contract owner
   transactions...................  $341,411,355     $69,766,025    $  23,672,629   $ 110,213,404    $28,575,780     $11,906,665
                                    ------------     -----------    -------------   -------------    -----------     -----------
    Increase (Decrease) in net
     assets.......................  $450,555,085     $81,190,905    $  37,739,537   $ 122,677,858    $49,373,641     $13,277,124
NET ASSETS:
  Beginning of year...............    81,190,905         --           416,905,347     294,227,489     13,277,124         --
                                    ------------     -----------    -------------   -------------    -----------     -----------
  End of year.....................  $531,745,990     $81,190,905    $ 454,644,884   $ 416,905,347    $62,650,765     $13,277,124
                                    ============     ===========    =============   =============    ===========     ===========

(a) For the period May 6, 1998 (commencement of operations of Sub-Account) through December 31, 1998.


                       See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                     RES                            RGS                           RSS
                                                 Sub-Account                    Sub-Account                   Sub-Account
                                        -----------------------------   ---------------------------   ---------------------------
                                          Year Ended      Year Ended     Year Ended     Year Ended     Year Ended     Year Ended
                                         December 31,    December 31,   December 31,   December 31,   December 31,   December 31,
                                             1999            1998           1999           1998           1999         1998(a)
                                        --------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss)........  $   19,843,457   $ 22,892,997   $  (620,571)   $  (196,955)   $  (141,943)    $  (15,398)
  Net realized gains (losses).........      51,545,740     21,973,914     1,981,525        513,010      1,511,865        (94,970)
  Net unrealized gains (losses).......     146,995,453    110,904,687     2,065,260      3,223,975      5,914,674        126,682
                                        --------------   ------------   -----------    -----------    -----------     ----------
      Increase (Decrease) in net
       assets from operations.........  $  218,384,650   $155,771,598   $ 3,426,214    $ 3,540,030    $ 7,284,596     $   16,314
                                        --------------   ------------   -----------    -----------    -----------     ----------

CONTRACT OWNER TRANSACTIONS:
  Accumulation Activity:
    Purchase payments received........  $   60,172,716   $103,921,694   $12,282,216    $13,378,132    $ 4,475,044     $2,275,775
    Net transfers between Sub-Accounts
     and Fixed Account................      46,692,915     82,986,033    27,754,724     14,755,314     15,355,290      1,268,571
    Withdrawals, surrenders,
     annuitizations and contract
     charges..........................     (78,027,604)   (44,188,615)   (4,602,039)    (1,413,449)    (1,000,866)       (41,350)
                                        --------------   ------------   -----------    -----------    -----------     ----------
      Net accumulation activity.......  $   28,838,027   $142,719,112   $35,434,901    $26,719,997    $18,829,468     $3,502,996
                                        --------------   ------------   -----------    -----------    -----------     ----------
  Annuitization Activity:
    Annuitizations....................  $      727,314   $    452,588   $    45,656    $    73,112    $   206,502     $  --
    Annuity payments and contract
     charges..........................        (340,066)      (211,454)      (22,411)       (12,398)       --             --
    Net transfers between
     Sub-Accounts.....................          45,500         34,374       --              58,620        --             --
    Adjustments to annuity reserves...        (116,242)       (35,852)          646         (2,709)       --             --
                                        --------------   ------------   -----------    -----------    -----------     ----------
      Net annuitization activity......  $      316,506   $    239,656   $    23,891    $   116,625    $   206,502     $  --
                                        --------------   ------------   -----------    -----------    -----------     ----------
  Increase (Decrease) in net assets
   from contract owner transactions...  $   29,154,533   $142,958,768   $35,458,792    $26,836,622    $19,035,970     $3,502,996
                                        --------------   ------------   -----------    -----------    -----------     ----------
  Increase (Decrease) in net assets...  $  247,539,183   $298,730,366   $38,885,006    $30,376,652    $26,320,566     $3,519,310
NET ASSETS:
  Beginning of year...................     948,011,552    649,281,186    36,274,179      5,897,527      3,519,310        --
                                        --------------   ------------   -----------    -----------    -----------     ----------
  End of year.........................  $1,195,550,735   $948,011,552   $75,159,185    $36,274,179    $29,839,876     $3,519,310
                                        ==============   ============   ===========    ===========    ===========     ==========

(a) For the period May 6, 1998 (commencement of operations of Sub-Account) through December 31, 1998.


                       See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                               SIS                              TRS                              UTS
                                           Sub-Account                      Sub-Account                      Sub-Account
                                  -----------------------------   -------------------------------   -----------------------------
                                   Year Ended      Year Ended       Year Ended       Year Ended      Year Ended      Year Ended
                                  December 31,    December 31,     December 31,     December 31,    December 31,    December 31,
                                      1999           1998(a)           1999             1998            1999            1998
                                  -------------   -------------   --------------   --------------   -------------   -------------
OPERATIONS:
  Net investment income
   (loss).......................   $    83,369      $  (37,067)   $  244,657,574   $  163,419,988   $ 24,907,386    $ 15,309,048
  Net realized gains (losses)...        89,915         (88,826)       43,556,184       51,696,637     10,701,662       3,138,939
  Net unrealized gains
   (losses).....................       246,639         217,175      (262,617,068)     (49,976,046)    42,961,865       5,912,858
                                   -----------      ----------    --------------   --------------   ------------    ------------
      Increase (Decrease) in net
       assets from operations...   $   419,923      $   91,282    $   25,596,690   $  165,140,579   $ 78,570,913    $ 24,360,845
                                   -----------      ----------    --------------   --------------   ------------    ------------

CONTRACT OWNER TRANSACTIONS:
  Accumulation Activity:
    Purchase payments
     received...................   $ 3,507,488      $3,255,808    $   88,544,205   $  144,694,740   $ 34,302,650    $ 39,799,198
    Net transfers between
     Sub-Accounts and Fixed
     Account....................     8,565,548       4,501,699        81,610,921       99,107,901     67,737,731      40,165,423
    Withdrawals, surrenders,
     annuitizations and contract
     charges....................      (830,463)        (67,691)     (250,384,445)    (174,048,588)   (19,915,248)    (10,679,491)
                                   -----------      ----------    --------------   --------------   ------------    ------------
      Net accumulation
       activity.................   $11,242,573      $7,689,816    $  (80,229,319)  $   69,754,053   $ 82,125,133    $ 69,285,130
                                   -----------      ----------    --------------   --------------   ------------    ------------
  Annuitization Activity:
    Annuitizations..............   $   --           $  --         $    2,259,139   $    2,556,048   $    111,619    $    357,771
    Annuity payments and
     contract charges...........       --              --             (1,437,038)      (1,415,164)      (154,181)       (266,331)
    Net transfers between
     Sub-Accounts...............       --              --                (39,113)         104,077        324,919          93,575
    Adjustments to annuity
     reserves...................       --              --               (169,445)         157,679        (15,579)        117,915
                                   -----------      ----------    --------------   --------------   ------------    ------------
      Net annuitization
       activity.................   $   --           $  --         $      613,543   $    1,402,640   $    266,778    $    302,930
                                   -----------      ----------    --------------   --------------   ------------    ------------
  Increase (Decrease) in net
   assets from contract owner
   transactions.................   $11,242,573      $7,689,816    $  (79,615,776)  $   71,156,693   $ 82,391,911    $ 69,588,060
                                   -----------      ----------    --------------   --------------   ------------    ------------
    Increase (Decrease) in net
     assets.....................   $11,662,496      $7,781,098    $  (54,019,086)  $  236,297,272   $160,962,824    $ 93,948,905
NET ASSETS:
  Beginning of year.............     7,781,098         --          1,816,081,256    1,579,783,984    211,254,980     117,306,075
                                   -----------      ----------    --------------   --------------   ------------    ------------
  End of year...................   $19,443,594      $7,781,098    $1,762,062,170   $1,816,081,256   $372,217,804    $211,254,980
                                   ===========      ==========    ==============   ==============   ============    ============

(a) For the period May 6, 1998 (commencement of operations of Sub-Account) through December 31, 1998.


                       See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                 GAA                             GGS                             GGR
                                             Sub-Account                     Sub-Account                     Sub-Account
                                    -----------------------------   -----------------------------   -----------------------------
                                     Year Ended      Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
                                    December 31,    December 31,    December 31,    December 31,    December 31,    December 31,
                                        1999            1998            1999            1998            1999            1998
                                    -------------   -------------   -------------   -------------   -------------   -------------
OPERATIONS:
  Net investment income (loss)....  $  4,809,747    $  7,482,682    $  8,275,209    $    (87,913)   $  6,750,260    $ 15,489,141
  Net realized gains (losses).....     2,885,303       3,692,859      (1,779,438)       (498,522)     12,474,312      11,591,824
  Net unrealized gains (losses)...    10,272,405      (6,039,574)    (12,083,431)     12,271,071     145,129,697       1,458,038
                                    ------------    ------------    ------------    ------------    ------------    ------------
      Increase (Decrease) in net
       assets from operations.....  $ 17,967,455    $  5,135,967    $ (5,587,660)   $ 11,684,636    $164,354,269    $ 28,539,003
                                    ------------    ------------    ------------    ------------    ------------    ------------

CONTRACT OWNER TRANSACTIONS:
  Accumulation Activity:
    Purchase payments received....  $  2,661,148    $  8,860,816    $  1,751,874    $  3,786,224    $ 10,448,847    $ 15,688,080
    Net transfers between
     Sub-Accounts and Fixed
     Account......................   (14,351,525)     (4,974,353)     (4,727,708)    (12,675,687)     11,508,041      (6,628,067)
    Withdrawals, surrenders,
     annuitizations and contract
     charges......................    (8,142,859)     (6,184,345)    (14,312,841)    (11,908,423)    (26,312,080)    (14,148,887)
                                    ------------    ------------    ------------    ------------    ------------    ------------
      Net accumulation activity...  $(19,833,236)   $ (2,297,882)   $(17,288,675)   $(20,797,886)   $ (4,355,192)   $ (5,088,874)
                                    ------------    ------------    ------------    ------------    ------------    ------------
  Annuitization Activity:
    Annuitizations................  $     12,744    $    196,381    $    100,118    $    158,700    $    166,248    $    107,920
    Annuity payments and contract
     charges......................      (102,934)        (88,583)       (114,238)       (130,085)       (116,958)       (104,706)
    Net transfers between
     Sub-Accounts.................       (33,199)          1,087         --              --              (12,182)       (114,522)
    Adjustments to annuity
     reserves.....................        14,208         (39,140)        (22,713)          3,766          22,465          (5,286)
                                    ------------    ------------    ------------    ------------    ------------    ------------
      Net annuitization
       activity...................  $   (109,181)   $     69,745    $    (36,833)   $     32,381    $     59,573    $   (116,594)
                                    ------------    ------------    ------------    ------------    ------------    ------------
    Increase (Decrease) in net
     assets from contract owner
     transactions.................  $(19,942,417)   $ (2,228,137)   $(17,325,508)   $(20,765,505)   $ (4,295,619)   $ (5,205,468)
                                    ------------    ------------    ------------    ------------    ------------    ------------
    Increase (Decrease) in net
     assets.......................  $ (1,974,962)   $  2,907,830    $(22,913,168)   $ (9,080,869)   $160,058,650    $ 23,333,535
NET ASSETS:
  Beginning of year...............   123,345,612     120,437,782      89,813,963      98,894,832     260,479,236     237,145,701
                                    ------------    ------------    ------------    ------------    ------------    ------------
  End of year.....................  $121,370,650    $123,345,612    $ 66,900,795    $ 89,813,963    $420,537,886    $260,479,236
                                    ============    ============    ============    ============    ============    ============


                       See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                                              GTR                         SGS
                                                                          Sub-Account                 Sub-Account
                                                              -----------------------------------   ----------------
                                                                 Year Ended         Year Ended         Year Ended
                                                                December 31,       December 31,       December 31,
                                                                    1999               1998             1999(b)
                                                              ----------------   ----------------   ----------------
OPERATIONS:
  Net investment income (loss)..............................    $  5,898,913       $ 2,635,441         $   (7,994)
  Net realized gains (losses)...............................       3,497,527         3,803,017           (341,864)
  Net unrealized gains (losses).............................      (2,696,231)        6,391,001          1,072,320
                                                                ------------       -----------         ----------
      Increase (Decrease) in net assets from operations.....    $  6,700,209       $12,829,459         $  722,462
                                                                ------------       -----------         ----------

CONTRACT OWNER TRANSACTIONS:
  Accumulation Activity:
    Purchase payments received..............................    $  5,485,526       $ 8,845,349         $  421,107
    Net transfers between Sub-Accounts and Fixed Account....       1,803,965         8,428,546          8,018,971
    Withdrawals, surrenders, annuitizations and contract
     charges................................................      (6,850,689)       (4,603,063)            (4,249)
                                                                ------------       -----------         ----------
      Net accumulation activity.............................    $    438,802       $12,670,832         $8,435,829
                                                                ------------       -----------         ----------
  Annuitization Activity:
    Annuitizations..........................................    $    114,644       $   134,223         $ --
    Annuity payments and contract charges...................         (78,129)          (61,120)          --
    Net transfers between Sub-Accounts......................        --                --                 --
    Adjustments to annuity reserves.........................          (3,828)           16,790           --
                                                                ------------       -----------         ----------
      Net annuitization activity............................    $     32,687       $    89,893         $ --
                                                                ------------       -----------         ----------
    Increase (Decrease) in net assets from contract owner
     transactions...........................................    $    471,489       $12,760,725         $8,435,829
                                                                ------------       -----------         ----------
    Increase (Decrease) in net assets.......................    $  7,171,698       $25,590,184         $9,158,291
NET ASSETS:
  Beginning of year.........................................      95,274,472        69,684,288           --
                                                                ------------       -----------         ----------
  End of year...............................................    $102,446,170       $95,274,472         $9,158,291
                                                                ============       ===========         ==========

(b) For the period November 5, 1999 (commencement of operations of Sub-Account) through December 31, 1999.


                       See notes to financial statements

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION
Sun Life of Canada (U.S.) Variable Account F (the "Variable Account"), a separate account of Sun Life Assurance Company of Canada (U.S.) (the "Sponsor"), was established on July 13, 1989 as a funding vehicle for the variable portion of Regatta contracts, Regatta Gold contracts, Regatta Classic contracts, Regatta Platinum contracts (collectively, the "Contracts") and certain other fixed and variable annuity contracts issued by the Sponsor. The Variable Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust.

The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account attributable to the Contracts is invested in shares of a specific corresponding series of MFS/Sun Life Series Trust (the "Series Trust"), an open-end management investment company registered under the Investment Company Act of 1940. Massachusetts Financial Services Company ("MFS"), an affiliate of the Sponsor, is the investment adviser to the Series Trust.

(2) SIGNIFICANT ACCOUNTING POLICIES
GENERAL
The preparation of financial statements in conformity with generally accepted accounting principles requires the Sponsor's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT VALUATIONS
Investments in shares of the Series Trust are recorded at their net asset value. Realized gains and losses on sales of shares of the Series Trust are determined on the identified cost basis. Dividend income and capital gain distributions received by the Sub-Accounts are reinvested in additional Series Trust shares and are recognized on the ex-dividend date.

Exchanges between Sub-Accounts requested by participants under the Contracts are recorded in the new Sub-Account upon receipt of the redemption proceeds.

FEDERAL INCOME TAX STATUS
The operations of the Variable Account are part of the operations of the Sponsor and are not taxed separately. The Variable Account is not taxed as a regulated investment company. The Sponsor qualifies for the federal income tax treatment granted to life insurance companies under Subchapter L of the Internal Revenue Code. Under existing federal income tax law, investment income and capital gains earned by the Variable Account on contract owner reserves are not taxable and, therefore, no provision has been made for federal income taxes.

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS -- continued
(3) CONTRACT CHARGES
A mortality and expense risk charge based on the value of the Variable Account is deducted from the Variable Account at the end of each valuation period for the mortality and expense risks assumed by the Sponsor. The deductions are transferred periodically to the Sponsor. Currently, the deduction is at an effective annual rate of 1.25% for Regatta, Regatta Gold and Regatta Platinum contracts and 1.00% for Regatta Classic contracts.

Each year on the account anniversary, an account administration fee ("Account Fee") equal to the lesser of $30 or 2% of the participant's account value in the case of Regatta and Regatta Gold contracts, $35 in the case of Regatta Platinum contracts and $50 in the case of Regatta Classic contracts (after account year 5, the account fee, for Regatta Gold and Regatta Platinum contracts, may be changed annually, but it may not exceed the lesser of $50 or 2% of the participant's account value) is deducted from the participant's account to reimburse the Sponsor for certain administrative expenses. After the annuity commencement date, the Account Fee will be deducted pro rata from each variable annuity payment made during the year.

The Sponsor does not deduct a sales charge from purchase payments. However, in the case of Regatta, Regatta Gold and Regatta Platinum contracts, a withdrawal charge (contingent deferred sales charge) of up to 6% of certain amounts withdrawn, when applicable, may be deducted to cover certain expenses relating to the sale of the contracts and certificates. In the case of Regatta Classic contracts, a withdrawal charge of 1% is applied to purchase payments withdrawn which have been credited to a participant's account for less than one year.

For assuming the risk that withdrawal charges may be insufficient to compensate it for the costs of distributing the Regatta contracts, the Sponsor makes a deduction from the Variable Account at the end of each valuation period for the first seven account years at an effective annual rate of 0.15% of the net assets attributable to such contracts. No deduction for the distribution expense charge is made after the seventh account anniversary.

As reimbursement for administrative expenses attributable to Regatta Gold, Regatta Classic and Regatta Platinum contracts, which exceed the revenues received from the Account Fees described above derived from such contracts, the Sponsor makes a deduction from the Variable Account at the end of each valuation period at an effective annual rate of 0.15% of the net assets attributable to such contracts.

(4) ANNUITY RESERVES
Annuity reserves are calculated using the 1983 Individual Annuitant Mortality Table and an assumed interest rate of at least 4% or 3%, as stated in each participant's contract or certificate, as applicable. Required adjustments to the reserves are accomplished by transfers to or from the Sponsor.

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS -- continued
(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS

                                                                                                  Units Transferred
                                                                                                 Between Sub-Accounts
                                                                                                         and
                                      Units Outstanding                                           Fixed Accumulation
                                      Beginning of Year              Units Purchased                   Account
                                 ----------------------------  ----------------------------  ----------------------------
                                     Year           Year           Year           Year           Year           Year
                                     Ended          Ended          Ended          Ended          Ended          Ended
                                 December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                     1999           1998           1999           1998           1999           1998
                                 -------------  -------------  -------------  -------------  -------------  -------------
 MFS REGATTA
 CONTRACTS:
 ------------------------------
 CAS -- Level 1                       464,349    2,993,020          1,694          --            (403,678)    (2,286,027)
 CAS -- Level 2                     9,053,993    5,390,680          6,466          --             841,337      5,658,421
 GSS -- Level 1                       325,241    1,462,222          1,870          --            (310,743)      (932,035)
 GSS -- Level 2                     2,656,978    1,514,633         10,259          --           1,016,504      1,951,275
 HYS -- Level 1                        73,632      537,033            165          --             (69,249)      (384,324)
 HYS -- Level 2                     1,320,379      975,126          --             --             160,884        742,028
 MSS -- Level 1                       196,463      941,686            719          --            (170,145)      (678,909)
 MSS -- Level 2                     2,730,897    2,022,757          8,046          --             791,231      1,359,567
 MMS -- Level 1                       268,447    1,518,722          6,604         12,315          (78,142)     1,824,176
 MMS -- Level 2                     3,722,758    1,845,809         46,627          8,252        4,208,078      6,810,959
 TRS -- Level 1                       898,137    5,756,653            980          4,933         (753,744)    (4,180,220)
 TRS -- Level 2                    12,506,430    7,838,741         12,834          2,056        1,380,346      8,389,482
 GGS -- Level 1                        89,328      700,338            762          --             (80,050)      (536,114)
 GGS -- Level 2                       834,010      483,253          --             --              81,087        702,569


                                       Units Withdrawn,
                                       Surrendered, and             Units Outstanding
                                          Annuitized                   End of Year
                                 ----------------------------  ----------------------------
                                     Year           Year           Year           Year
                                     Ended          Ended          Ended          Ended
                                 December 31,   December 31,   December 31,   December 31,
                                     1999           1998           1999           1998
                                 -------------  -------------  -------------  -------------
 MFS REGATTA
 CONTRACTS:
 ------------------------------
 CAS -- Level 1                       (39,407)      (242,644)      22,958          464,349
 CAS -- Level 2                    (2,054,522)    (1,995,108)   7,847,274        9,053,993
 GSS -- Level 1                       (16,368)      (204,946)       --             325,241
 GSS -- Level 2                      (888,017)      (808,930)   2,795,724        2,656,978
 HYS -- Level 1                        (4,383)       (79,077)         165           73,632
 HYS -- Level 2                      (405,927)      (396,775)   1,075,336        1,320,379
 MSS -- Level 1                       (21,924)       (66,314)       5,113          196,463
 MSS -- Level 2                      (852,146)      (651,427)   2,678,028        2,730,897
 MMS -- Level 1                      (180,769)    (3,086,766)      16,140          268,447
 MMS -- Level 2                    (5,304,846)    (4,942,262)   2,672,617        3,722,758
 TRS -- Level 1                      (113,631)      (683,229)      31,742          898,137
 TRS -- Level 2                    (3,970,196)    (3,723,849)   9,929,414       12,506,430
 GGS -- Level 1                        (9,545)       (74,896)         495           89,328
 GGS -- Level 2                      (284,961)      (351,812)     630,136          834,010

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS -- continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS -- continued

                                                                                                  Units Transferred
                                                                                                 Between Sub-Accounts
                                                                                                         and
                                      Units Outstanding                                           Fixed Accumulation
                                      Beginning of Year              Units Purchased                   Account
                                 ----------------------------  ----------------------------  ----------------------------
                                     Year           Year           Year           Year           Year           Year
                                     Ended          Ended          Ended          Ended          Ended          Ended
                                 December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                     1999           1998           1999           1998           1999           1998
                                 -------------  -------------  -------------  -------------  -------------  -------------
 MFS REGATTA GOLD
 CONTRACTS:
 ------------------------------
 BDS(a)........................     1,182,239        --           128,326        437,383        1,055,550        776,227
 CAS...........................    37,500,481     35,528,897      515,449      2,963,417       (1,432,874)     1,606,290
 COS...........................    10,262,282      6,175,224      317,640      2,085,178        3,084,055      2,487,753
 MIT...........................    51,880,765     40,709,531    1,104,376      7,531,155          814,616      6,682,559
 EGS...........................    28,900,957     25,039,986      564,144      3,519,560          856,790      1,929,406
 EIS(a)........................       528,238        --            96,901        235,337          840,387        312,512
 FCE...........................     2,147,348      2,159,228       49,578        203,168          814,122       (114,376)
 FCI...........................     3,290,043      2,390,056      103,809        532,412           71,906        520,640
 FCG...........................     5,214,558      4,441,911       53,226        449,506         (373,297)       655,503
 GSS...........................    23,218,234     20,508,844      381,294      1,760,124        2,812,014      2,891,419
 HYS...........................    14,190,817     11,699,195      209,455      2,333,919         (264,388)     1,143,802
 MSS...........................    11,245,144     11,326,719      111,495        838,284          874,242       (135,303)
 MIS(a)........................     4,121,518        --         1,179,064      2,049,150        7,769,109      2,166,812
 MMS...........................    29,387,086     21,463,139    1,347,998      5,295,611       10,642,975      9,723,034
 NWD(a)........................       794,859        --            99,202        252,432          818,140        573,525
 RES...........................    38,553,986     35,654,917      602,325      1,299,737         (220,117)     3,631,861
 RGS...........................     2,408,676        533,928      120,353        857,568          906,773      1,134,366
 RSS(a)........................       190,267        --            29,576         83,591          929,786        110,312
 SIS(a)........................       622,914        --            67,062        207,182          260,781        423,614
 TRS...........................    71,102,020     66,303,467      922,198      5,585,984         (771,786)     4,374,616
 UTS...........................     9,023,102      6,101,638      323,450      1,559,584          972,853      1,878,542
 GAA...........................     7,576,691      7,928,833       61,909        440,970         (972,115)      (400,015)
 GGS...........................     5,048,219      6,127,641       51,599        199,740         (404,547)      (782,796)
 GGR...........................    14,522,129     15,058,757      189,567        815,222           82,020       (504,727)
 GTR...........................     5,354,633      4,676,853       80,538        458,384         (144,224)       506,340
 SGS(b)........................       --             --             4,006          --             555,135        --


                                       Units Withdrawn,
                                       Surrendered, and             Units Outstanding
                                          Annuitized                   End of Year
                                 ----------------------------  ----------------------------
                                     Year           Year           Year           Year
                                     Ended          Ended          Ended          Ended
                                 December 31,   December 31,   December 31,   December 31,
                                     1999           1998           1999           1998
                                 -------------  -------------  -------------  -------------
 MFS REGATTA GOLD
 CONTRACTS:
 ------------------------------
 BDS(a)........................      (280,793)       (31,371)     2,085,322      1,182,239
 CAS...........................    (3,736,966)    (2,598,123)    32,846,090     37,500,481
 COS...........................      (818,305)      (485,873)    12,845,672     10,262,282
 MIT...........................    (4,597,858)    (3,042,480)    49,201,899     51,880,765
 EGS...........................    (2,260,070)    (1,587,995)    28,061,821     28,900,957
 EIS(a)........................      (164,360)       (19,611)     1,301,166        528,238
 FCE...........................      (250,014)      (100,672)     2,761,034      2,147,348
 FCI...........................      (277,959)      (153,065)     3,187,799      3,290,043
 FCG...........................      (384,891)      (332,362)     4,509,596      5,214,558
 GSS...........................    (3,181,131)    (1,942,153)    23,230,411     23,218,234
 HYS...........................    (1,598,765)      (986,099)    12,537,119     14,190,817
 MSS...........................    (1,198,416)      (784,556)    11,032,465     11,245,144
 MIS(a)........................    (1,084,371)       (94,444)    11,985,320      4,121,518
 MMS...........................   (12,930,216)    (7,094,698)    28,447,843     29,387,086
 NWD(a)........................      (112,785)       (31,098)     1,599,416        794,859
 RES...........................    (3,000,415)    (2,032,529)    35,935,779     38,553,986
 RGS...........................      (282,560)      (117,186)     3,153,242      2,408,676
 RSS(a)........................       (35,048)        (3,636)     1,114,581        190,267
 SIS(a)........................       (58,267)        (7,882)       892,490        622,914
 TRS...........................    (8,328,466)    (5,162,047)    62,923,966     71,102,020
 UTS...........................      (730,997)      (516,662)     9,588,408      9,023,102
 GAA...........................      (478,155)      (393,097)     6,188,330      7,576,691
 GGS...........................      (754,183)      (496,366)     3,941,088      5,048,219
 GGR...........................    (1,279,881)      (847,123)    13,513,835     14,522,129
 GTR...........................      (383,402)      (286,944)     4,907,545      5,354,633
 SGS(b)........................          (285)       --             558,856        --

(a) For the period May 6, 1998 (commencement of operations of Sub-Account) through December 31, 1998.
(b) For the period November 5, 1999 (commencement of operations of Sub-Account) through December 31, 1999.

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS -- continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS -- continued

                                                                                                  Units Transferred
                                                                                                 Between Sub-Accounts
                                                                                                         and
                                      Units Outstanding                                           Fixed Accumulation
                                      Beginning of Year              Units Purchased                   Account
                                 ----------------------------  ----------------------------  ----------------------------
                                     Year           Year           Year           Year           Year           Year
                                     Ended          Ended          Ended          Ended          Ended          Ended
                                 December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                     1999           1998           1999           1998           1999           1998
                                 -------------  -------------  -------------  -------------  -------------  -------------
 MFS REGATTA CLASSIC
 CONTRACTS:
 ------------------------------
 BDS(a)........................      35,123          --            38,838        33,440           (23,411)         1,859
 CAS...........................     465,812       265,497          98,517       170,863           127,840         49,860
 COS...........................     277,518       160,778          98,185        98,617            94,668         29,367
 MIT...........................   1,213,193       554,216         343,708       449,788            47,381        267,481
 EGS...........................     959,802       318,028         206,621       613,049            (6,847)        55,590
 EIS(a)........................      12,113          --            36,114         9,590            28,711          2,523
 FCE...........................      43,654        40,698          14,933        16,413            17,553        (12,814)
 FCI...........................      83,820        67,892          33,705        20,502            (6,058)        (3,210)
 FCG...........................      90,582        51,038           5,230        34,300               289          8,318
 GSS...........................     297,310       113,243         100,923       139,510           (71,777)        51,253
 HYS...........................     342,363       155,306          64,265       224,640           (62,579)        (2,332)
 MSS...........................     140,324       118,243          64,332        59,666           112,516        (29,055)
 MIS(b)........................     232,788          --           298,311        78,233           (19,461)       156,319
 MMS...........................     270,417        77,105       1,348,530       733,426           (15,060)      (366,138)
 NWD(b)........................      29,182          --            55,212        13,601            19,871         15,614
 RES...........................     872,289       553,996         161,577       279,626           (26,160)        85,963
 RGS...........................      33,882         6,085          40,357         9,086             2,489         19,504
 RSS(d)........................       2,234          --            11,775           942            15,565          1,292
 SIS(c)........................       2,577          --            17,748         1,726             2,629            851
 TRS...........................   1,731,292       951,205         455,454       681,412           (52,461)       155,997
 UTS...........................     178,136        77,009          90,782        97,613           119,327         15,497
 GAA...........................      53,167        50,531           1,943        16,112            (7,138)        (8,665)
 GGS...........................      40,074        19,394          13,692        20,516            (7,500)           639
 GGR...........................     121,297        85,526          17,448        47,642             7,909         (2,579)
 GTR...........................      91,253        45,122          35,847        38,335            (2,772)         8,687
 SGS(e)........................       --             --             --             --               5,701        --


                                       Units Withdrawn,
                                       Surrendered, and             Units Outstanding
                                          Annuitized                   End of Year
                                 ----------------------------  ----------------------------
                                     Year           Year           Year           Year
                                     Ended          Ended          Ended          Ended
                                 December 31,   December 31,   December 31,   December 31,
                                     1999           1998           1999           1998
                                 -------------  -------------  -------------  -------------
 MFS REGATTA CLASSIC
 CONTRACTS:
 ------------------------------
 BDS(a)........................        (2,340)          (176)      48,210         35,123
 CAS...........................       (48,331)       (20,408)     643,838        465,812
 COS...........................       (19,621)       (11,244)     450,750        277,518
 MIT...........................      (136,741)       (58,292)   1,467,541      1,213,193
 EGS...........................       (28,907)       (26,865)   1,130,669        959,802
 EIS(a)........................        (2,478)       --            74,460         12,113
 FCE...........................        (3,359)          (643)      72,781         43,654
 FCI...........................       (12,769)        (1,364)      98,698         83,820
 FCG...........................        (6,449)        (3,074)      89,652         90,582
 GSS...........................       (44,402)        (6,696)     282,054        297,310
 HYS...........................       (31,657)       (35,251)     312,392        342,363
 MSS...........................       (11,177)        (8,530)     305,995        140,324
 MIS(b)........................       (10,029)        (1,764)     501,609        232,788
 MMS...........................      (525,766)      (173,976)   1,078,121        270,417
 NWD(b)........................        (5,208)           (33)      99,057         29,182
 RES...........................       (44,435)       (47,296)     963,271        872,289
 RGS...........................        (2,310)          (793)      74,418         33,882
 RSS(d)........................          (588)       --            28,986          2,234
 SIS(c)........................            (4)       --            22,950          2,577
 TRS...........................      (146,430)       (57,322)   1,987,855      1,731,292
 UTS...........................       (31,976)       (11,983)     356,269        178,136
 GAA...........................        (4,629)        (4,811)      43,343         53,167
 GGS...........................        (3,904)          (475)      42,362         40,074
 GGR...........................       (10,773)        (9,292)     135,881        121,297
 GTR...........................        (6,301)          (891)     118,027         91,253
 SGS(e)........................       --             --             5,701          --

(a) For the period June 22, 1998 (commencement of operations of Sub-Account) through December 31, 1998.
(b) For the period May 7, 1998 (commencement of operations of Sub-Account) through December 31, 1998.
(c) For the period June 26, 1998 (commencement of operations of Sub-Account) through December 31, 1998.
(d) For the period August 8, 1998 (commencement of operations of Sub-Account) through December 31, 1998.
(e) For the period November 24, 1999 (commencement of operations of Sub-Account) through December 31, 1999.

REGATTA, REGATTA GOLD, REGATTA CLASSIC AND REGATTA PLATINUM SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

NOTES TO FINANCIAL STATEMENTS -- continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS -- continued

                                                                                                  Units Transferred
                                                                                                 Between Sub-Accounts
                                                                                                         and
                                      Units Outstanding                                           Fixed Accumulation
                                      Beginning of Year              Units Purchased                   Account
                                 ----------------------------  ----------------------------  ----------------------------
                                     Year           Year           Year           Year           Year           Year
                                     Ended          Ended          Ended          Ended          Ended          Ended
                                 December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                     1999           1998           1999           1998           1999           1998
                                 -------------  -------------  -------------  -------------  -------------  -------------
 MFS REGATTA PLATINUM
 CONTRACTS:
 ------------------------------
 BDS(a)........................     628,000          --             941,360      491,319        1,491,043        143,015
 CAS(b)........................   1,683,164          --           4,849,607    1,489,422        4,545,428        215,237
 COS(d)........................     556,955          --           2,758,794      480,199        2,891,912         80,801
 MIT(b)........................   5,331,018          --          14,730,220    4,380,217       17,398,081      1,013,330
 EGS(b)........................   1,651,404          --           4,181,549    1,412,976        4,397,355        254,376
 EIS(c)........................     272,362          --             946,919      237,608        1,153,460         35,740
 FCE(c)........................      72,586          --             171,566       67,723          260,658          4,892
 FCI(c)........................     338,938          --             649,457      305,695        1,016,982         37,500
 FCG(d)........................     199,346          --             355,635      167,384          379,426         34,931
 GSS(d)........................     816,102          --           1,959,697      686,599        4,315,488        142,121
 HYS(c)........................   1,000,705          --           1,613,791      917,703        2,693,972         95,977
 MSS(e)........................     211,044          --             948,374      180,220          986,589         35,500
 MIS(b)........................   2,428,134          --           9,327,754    2,052,872        9,497,539        400,450
 MMS(c)........................     886,479          --           4,525,979    1,436,884          (51,593)      (492,250)
 NWD(c)........................     436,178          --             750,621      366,459          945,469         75,832
 RES(e)........................   1,751,713          --           3,783,737    1,463,540        4,553,399        319,544
 RGS(a)........................     387,080          --             945,769      306,364        1,427,602         82,311
 RSS(f)........................     181,131          --             366,014      162,752          418,385         19,544
 SIS(g)........................     157,634          --             270,681      123,410          588,831         35,045
 TRS(c)........................   2,318,847          --           5,942,946    1,926,233        9,684,842        434,196
 UTS(e)........................     819,649          --           2,177,718      647,482        3,571,380        178,704
 GAA(d)........................     228,839          --             168,337      175,049          134,452         56,466
 GGS(c)........................      76,270          --              79,719       78,588          159,520         (2,199)
 GGR(d)........................     162,856          --             536,984      125,715          661,623         37,960
 GTR(h)........................     152,857          --             356,243      116,666          417,027         37,792
 SGS(I)........................       --             --              32,991        --             156,786        --


                                       Units Withdrawn,
                                       Surrendered, and             Units Outstanding
                                          Annuitized                   End of Year
                                 ----------------------------  ----------------------------
                                     Year           Year           Year           Year
                                     Ended          Ended          Ended          Ended
                                 December 31,   December 31,   December 31,   December 31,
                                     1999           1998           1999           1998
                                 -------------  -------------  -------------  -------------
 MFS REGATTA PLATINUM
 CONTRACTS:
 ------------------------------
 BDS(a)........................       (89,955)        (6,334)     2,970,448      628,000
 CAS(b)........................      (307,461)       (21,495)    10,770,738    1,683,164
 COS(d)........................      (119,494)        (4,045)     6,088,167      556,955
 MIT(b)........................    (1,015,638)       (62,529)    36,443,681    5,331,018
 EGS(b)........................      (278,100)       (15,948)     9,952,208    1,651,404
 EIS(c)........................       (50,196)          (986)     2,322,545      272,362
 FCE(c)........................       (32,976)           (29)       471,834       72,586
 FCI(c)........................       (44,938)        (4,257)     1,960,439      338,938
 FCG(d)........................       (30,076)        (2,969)       904,331      199,346
 GSS(d)........................      (173,758)       (12,618)     6,917,529      816,102
 HYS(c)........................      (181,956)       (12,975)     5,126,512    1,000,705
 MSS(e)........................       (49,608)        (4,676)     2,096,399      211,044
 MIS(b)........................      (512,221)       (25,188)    20,741,206    2,428,134
 MMS(c)........................      (512,126)       (58,155)     4,848,739      886,479
 NWD(c)........................       (67,728)        (6,113)     2,064,540      436,178
 RES(e)........................      (266,217)       (31,371)     9,822,632    1,751,713
 RGS(a)........................       (67,804)        (1,595)     2,692,647      387,080
 RSS(f)........................       (51,342)        (1,165)       914,188      181,131
 SIS(g)........................       (29,954)          (821)       987,192      157,634
 TRS(c)........................      (509,290)       (41,582)    17,437,345    2,318,847
 UTS(e)........................      (170,834)        (6,537)     6,397,913      819,649
 GAA(d)........................       (28,837)        (2,676)       502,791      228,839
 GGS(c)........................       (13,795)          (119)       301,714       76,270
 GGR(d)........................       (32,892)          (819)     1,328,571      162,856
 GTR(h)........................       (24,793)        (1,601)       901,334      152,857
 SGS(I)........................           (76)       --             189,701        --

(a) For the period June 30, 1998 (commencement of operations of Sub-Account) through December 31, 1998.
(b) For the period June 5, 1998 (commencement of operations of Sub-Account) through December 31, 1998.
(c) For the period June 18, 1998 (commencement of operations of Sub-Account) through December 31, 1998.
(d) For the period June 23, 1998 (commencement of operations of Sub-Account) through December 31, 1998.
(e) For the period June 16, 1998 (commencement of operations of Sub-Account) through December 31, 1998.
(f) For the period June 29, 1998 (commencement of operations of Sub-Account) through December 31, 1998.
(g) For the period June 26, 1998 (commencement of operations of Sub-Account) through December 31, 1998.
(h) For the period July 7, 1998 (commencement of operations of Sub-Account) through December 31, 1998.
(i) For the period November 5, 1999 (commencement of operations of Sub-Account) through December 31, 1999.

INDEPENDENT AUDITORS' REPORT

To the Participants in Regatta, Regatta Gold, Regatta Classic and Regatta
 Platinum Sub-Accounts and the Board of Directors of Sun Life Assurance Company of Canada (U.S.):

We have audited the accompanying statement of condition of Bond Sub-Account, Capital Appreciation Sub-Account, Capital Opportunities Sub-Account, Massachusetts Investors Trust Sub-Account, Emerging Growth Sub-Account, Equity Income Sub-Account, Emerging Markets Equity Sub-Account, International Growth Sub-Account, International Growth and Income Sub-Account, Government Securities Sub-Account, High Yield Sub-Account, Managed Sectors Sub-Account, Massachusetts Investors Growth Stock Sub-Account, Money Market Sub-Account, New Discovery Sub-Account, Research Sub-Account, Research Growth and Income Sub-Account, Research International Sub-Account, Strategic Income Sub-Account, Total Return Sub-Account, Utilities Sub-Account, Global Asset Allocation Sub-Account, Global Governments Sub-Account, Global Growth Sub-Account, Global Total Return Sub-Account, and Strategic Growth Sub-Account of Sun Life of Canada (U.S.) Variable Account F (the "Sub-Accounts") as of December 31, 1999, the related statement of operations for the years then ended and the statements of changes in net assets for the years ended December 31, 1999 and December 31, 1998. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities held at December 31, 1999 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Sub-Accounts as of December 31, 1999, the results of their operations and the changes in their net assets for the respective stated periods in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 10, 2000

                     SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                     C/O RETIREMENT PRODUCTS AND SERVICES
                     P.O. BOX 1024
                     BOSTON, MASSACHUSETTS  02103


                     TELEPHONE:
                     Toll Free (800) 752-7215


                     GENERAL DISTRIBUTOR
                     Clarendon Insurance Agency, Inc.
                     One Sun Life Executive Park
                     Wellesley Hills, Massachusetts  02481


                     AUDITORS
                     Deloitte & Touche LLP
                     200 Berkeley Street
                     Boston, Massachusetts  02116

                                                                JUNE 9, 2000


                                   FUTURITY III

                             VARIABLE AND FIXED ANNUITY

                        STATEMENT OF ADDITIONAL INFORMATION

                    SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

                                 TABLE OF CONTENTS

Calculation of Performance Data ............................................. 2
Advertising and Sales Literature ............................................24
Calculations ................................................................28
     Example of Variable Accumulation Unit Value Calculation.................28
     Example of Variable Annuity Unit Calculation ...........................28
     Example of Variable Annuity Payment Calculation ........................28
Distribution of the Contracts ...............................................28
Designation and Change of Beneficiary .......................................29
Custodian ...................................................................29
Financial Statements ........................................................29


          The Statement of Additional Information sets forth information which may be of interest to prospective purchasers of Futurity III Variable and Fixed Annuity Contracts (the "Contracts") issued by Sun Life Assurance Company of Canada (U.S.) (the "Company") in connection with Sun Life of Canada (U.S.) Variable Account F (the "Variable Account") which is not included in the Prospectus dated June 9, 2000. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained without charge from the Company by writing to Sun Life Assurance Company of Canada (U.S.), c/o Retirement Products and Services, P.O. Box 9133, Boston, Massachusetts 02117, or by telephoning (888) 786-2435.

          The terms used in this Statement of Additional Information have the same meanings as in the Prospectus.


--------------------------------------------------------------------------------
THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE PURCHASERS ONLY IF PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

                          CALCULATION OF PERFORMANCE DATA
AVERAGE ANNUAL TOTAL RETURN:


          The table below shows, for various Sub-Accounts of the Variable Account, the Average Annual Total Return for the stated periods (or shorter period indicated in the note below), based upon a hypothetical initial
Purchase Payment of $1,000, calculated in accordance with the formula set out after the table. For purposes of determining the investment results in this table, the actual investment performance of each Fund is reflected from the date the Fund commenced operations ("Inception"), although the Contracts have been offered only since June 9, 2000. No information is shown for the Funds that have not commenced operations or that have been in operation for less than one year.

                             AVERAGE ANNUAL TOTAL RETURN
                           PERIOD ENDING DECEMBER 31, 1999

1.15% M&E:
----------

                                                                                         10 YEAR          FUND
                                                              1 YEAR   3 YEAR   5 YEAR     OR           INCEPTION
                                                              PERIOD   PERIOD   PERIOD   LIFE(1)          DATE
                                                              ------   ------   ------   -------   -------------------
AIM V.I. Capital Appreciation Fund                            35.69%      -        -      25.89%          May 5, 1993
AIM V.I. Growth Fund                                          26.42%      -        -      28.55%          May 5, 1993
AIM V.I. Growth and Income Fund                               25.41%      -        -      22.20%          May 2, 1994
AIM V.I. International Equity Fund                            46.03%      -        -      29.12%          May 5, 1993
Alger American Growth Portfolio                               24.94%      -        -      30.41%      January 1, 1989
Alger American Income and Growth Portfolio                    33.54%      -        -      30.19%    November 15, 1988
Alger American Small Capitalization Portfolio                 34.50%      -        -      20.92%   September 21, 1988
Goldman Sachs VIT CORE-SM- Large Cap Growth Fund              26.60%      -        -      20.40%    February 13, 1998
Goldman Sachs VIT CORE-SM- Small Cap Equity Fund               8.93%      -        -     (1.41)%    February 13, 1998
Goldman Sachs VIT CORE-SM- U.S. Equity Fund                   15.61%      -        -      15.82%    February 13, 1998
Goldman Sachs VIT Growth and Income Fund                     (2.28)%      -        -     (5.28)%     January 12, 1998
Goldman Sachs VIT International Equity Fund                   23.07%      -        -      15.51%     January 12, 1998
J.P. Morgan International Opportunities Portfolio (2)         27.82%      -        -       9.53%      January 3, 1995
J.P. Morgan Small Company Portfolio (2)                       35.46%      -        -       6.54%      January 3, 1995
J.P. Morgan U.S. Disciplined Equity Portfolio (2)              9.93%      -        -      10.62%      January 3, 1995
Lord Abbett Growth and Income Portfolio                        8.14%      -        -       4.98%     December 1, 1989
MFS/Sun Life Capital Appreciation Series                      23.59%      -      25.75%   17.18%        June 12, 1985
MFS/Sun Life Emerging Growth Series                           66.45%      -        -      34.25%          May 1, 1995
MFS/Sun Life Government Securities Series                    (9.00)%      -       4.49%    5.68%        June 12, 1985
MFS/Sun Life High Yield Series                               (0.82)%      -       7.66%    8.94%        June 12, 1985
MFS/Sun Life Massachusetts Investors Growth Series            26.94%      -        -      29.39%          May 1, 1998
MFS/Sun Life Massachusetts Investors Trust Series            (0.66)%      -      22.66%   15.80%     December 5, 1986
MFS/Sun Life New Discovery Series                             51.07%      -        -      32.47%          May 5, 1998
MFS/Sun Life Total Return Series                             (4.66)%      -      13.03%   10.30%         May 16, 1988
MFS/Sun Life Utilities Series                                 22.64%      -      24.71%   18.64%    November 16, 1993
OCC Equity Portfolio (3)                                     (4.91)%      -        -       0.19%       August 1, 1988
OCC Managed Portfolio (3)                                    (2.66)%      -        -       2.38%       August 1, 1988
OCC Mid Cap Portfolio                                         12.98%      -        -       4.88%     February 9, 1998
OCC Small Cap Portfolio (3)                                  (8.93)%      -        -    (14.88)%       August 1, 1988
Sun Capital Blue Chip Mid Cap Fund                              -         -        -      17.33%   September 13, 1999
Sun Capital Investment Grade Bond Fund                       (7.79)%      -        -     (7.64)%     December 7, 1998
Sun Capital Investors Foundation Fund                           -         -        -       3.14%   September 13, 1999
Sun Capital Money Market Fund                                (2.98)%      -        -     (2.71)%     December 7, 1998
Sun Capital Real Estate Fund                                (10.83)%      -        -     (9.64)%     December 7, 1998
Sun Capital Select Equity Fund                                  -         -        -      16.92%   September 13, 1999



1.30% M&E:
----------

                                                                                         10 YEAR          FUND
                                                              1 YEAR   3 YEAR   5 YEAR     OR           INCEPTION
                                                              PERIOD   PERIOD   PERIOD   LIFE(1)          DATE
                                                              ------   ------   ------   -------   -------------------
AIM V.I. Capital Appreciation Fund                            35.47%      -        -      25.69%          May 5, 1993
AIM V.I. Growth Fund                                          26.22%      -        -      28.34%          May 5, 1993
AIM V.I. Growth and Income Fund                               25.21%      -        -      22.01%          May 2, 1994
AIM V.I. International Equity Fund                            45.81%      -        -      28.92%          May 5, 1993
Alger American Growth Portfolio                               24.74%      -        -      30.20%      January 1, 1989
Alger American Income and Growth Portfolio                    33.33%      -        -      29.98%    November 15, 1988
Alger American Small Capitalization Portfolio                 34.29%      -        -      20.73%   September 21, 1988
Goldman Sachs VIT CORE-SM- Large Cap Growth Fund              26.40%      -        -      20.21%    February 13, 1998
Goldman Sachs VIT CORE-SM- Small Cap Equity Fund               8.76%      -        -     (1.56)%    February 13, 1998
Goldman Sachs VIT CORE-SM- U.S. Equity Fund                   15.43%      -        -      15.63%    February 13, 1998
Goldman Sachs VIT Growth and Income Fund                     (2.42)%      -        -     (5.42)%     January 12, 1998
Goldman Sachs VIT International Equity Fund                   22.88%      -        -      15.33%     January 12, 1998
J.P. Morgan International Opportunities Portfolio (2)         27.62%      -        -       9.36%      January 3, 1995
J.P. Morgan Small Company Portfolio (2)                       35.25%      -        -       6.37%      January 3, 1995
J.P. Morgan U.S. Disciplined Equity Portfolio (2)              9.75%      -        -      10.45%      January 3, 1995
Lord Abbett Growth and Income Portfolio                        7.97%      -        -       4.81%     December 1, 1989
MFS/Sun Life Capital Appreciation Series                      23.39%      -      25.56%   17.00%        June 12, 1985
MFS/Sun Life Emerging Growth Series                           66.19%      -        -      34.05%          May 1, 1995
MFS/Sun Life Government Securities Series                    (9.13)%      -       4.33%    5.52%        June 12, 1985
MFS/Sun Life High Yield Series                               (0.97)%      -       7.49%    8.78%        June 12, 1985
MFS/Sun Life Massachusetts Investors Growth Series            26.74%      -        -      29.19%          May 1, 1998
MFS/Sun Life Massachusetts Investors Trust Series            (0.81)%      -      22.48%   15.62%     December 5, 1986
MFS/Sun Life New Discovery Series                             50.83%      -        -      32.27%          May 5, 1998
MFS/Sun Life Total Return Series                             (4.80)%      -      12.86%   10.13%         May 16, 1988
MFS/Sun Life Utilities Series                                 22.45%      -      24.52%   18.46%    November 16, 1993
OCC Equity Portfolio (3)                                     (5.06)%      -        -       0.04%       August 1, 1988
OCC Managed Portfolio (3)                                    (2.80)%      -        -       2.23%       August 1, 1988
OCC Mid Cap Portfolio                                         12.80%      -        -       4.71%     February 9, 1998
OCC Small Cap Portfolio (3)                                  (9.07)%      -        -    (15.01)%       August 1, 1988
Sun Capital Blue Chip Mid Cap Fund                              -         -        -      17.28%   September 13, 1999
Sun Capital Investment Grade Bond Fund                       (7.92)%      -        -     (7.77)%     December 7, 1998
Sun Capital Investors Foundation Fund                           -         -        -       3.09%   September 13, 1999
Sun Capital Money Market Fund                                (3.13)%      -        -     (2.86)%     December 7, 1998
Sun Capital Real Estate Fund                                (10.97)%      -        -     (9.77)%     December 7, 1998
Sun Capital Select Equity Fund                                  -         -        -      16.87%   September 13, 1999



1.40% M&E:
----------

                                                                                         10 YEAR          FUND
                                                              1 YEAR   3 YEAR   5 YEAR     OR           INCEPTION
                                                              PERIOD   PERIOD   PERIOD   LIFE(1)          DATE
                                                              ------   ------   ------   -------   -------------------
AIM V.I. Capital Appreciation Fund                            35.33%      -        -      25.57%          May 5, 1993
AIM V.I. Growth Fund                                          26.08%      -        -      28.21%          May 5, 1993
AIM V.I. Growth and Income Fund                               25.08%      -        -      21.88%          May 2, 1994
AIM V.I. International Equity Fund                            45.66%      -        -      28.79%          May 5, 1993
Alger American Growth Portfolio                               24.61%      -        -      30.07%      January 1, 1989
Alger American Income and Growth Portfolio                    33.19%      -        -      29.85%    November 15, 1988
Alger American Small Capitalization Portfolio                 34.15%      -        -      20.61%   September 21, 1988
Goldman Sachs VIT CORE-SM- Large Cap Growth Fund              26.26%      -        -      20.09%    February 13, 1998
Goldman Sachs VIT CORE-SM- Small Cap Equity Fund               8.64%      -        -     (1.66)%    February 13, 1998
Goldman Sachs VIT CORE-SM- U.S. Equity Fund                   15.31%      -        -      15.52%    February 13, 1998
Goldman Sachs VIT Growth and Income Fund                     (2.52)%      -        -     (5.52)%     January 12, 1998
Goldman Sachs VIT International Equity Fund                   22.75%      -        -      15.21%     January 12, 1998
J.P. Morgan International Opportunities Portfolio (2)         27.49%      -        -       9.25%      January 3, 1995
J.P. Morgan Small Company Portfolio (2)                       35.11%      -        -       6.26%      January 3, 1995
J.P. Morgan U.S. Disciplined Equity Portfolio (2)              9.63%      -        -      10.34%      January 3, 1995
Lord Abbett Growth and Income Portfolio                        7.86%      -        -       4.70%     December 1, 1989
MFS/Sun Life Capital Appreciation Series                      23.26%      -      25.43%   16.88%        June 12, 1985
MFS/Sun Life Emerging Growth Series                           66.02%      -        -      33.91%          May 1, 1995
MFS/Sun Life Government Securities Series                    (9.23)%      -       4.22%    5.42%        June 12, 1985
MFS/Sun Life High Yield Series                               (1.06)%      -       7.38%    8.66%        June 12, 1985
MFS/Sun Life Massachusetts Investors Growth Series            26.61%      -        -      29.06%          May 1, 1998
MFS/Sun Life Massachusetts Investors Trust Series            (0.91)%      -      22.35%   15.50%     December 5, 1986
MFS/Sun Life New Discovery Series                             50.68%      -        -      32.14%          May 5, 1998
MFS/Sun Life Total Return Series                             (4.90)%      -      12.74%   10.02%         May 16, 1988
MFS/Sun Life Utilities Series                                 22.32%      -      24.39%   18.33%    November 16, 1993
OCC Equity Portfolio (3)                                     (5.15)%      -        -     (0.06)%       August 1, 1988
OCC Managed Portfolio (3)                                    (2.90)%      -        -       2.13%       August 1, 1988
OCC Mid Cap Portfolio                                         12.68%      -        -       4.61%     February 9, 1998
OCC Small Cap Portfolio (3)                                  (9.16)%      -        -    (15.09)%       August 1, 1988
Sun Capital Blue Chip Mid Cap Fund                              -         -        -      17.26%   September 13, 1999
Sun Capital Investment Grade Bond Fund                       (8.02)%      -        -     (7.87)%     December 7, 1998
Sun Capital Investors Foundation Fund                           -         -        -       3.06%   September 13, 1999
Sun Capital Money Market Fund                                (3.22)%      -        -     (2.95)%     December 7, 1998
Sun Capital Real Estate Fund                                (11.06)%      -        -     (9.86)%     December 7, 1998
Sun Capital Select Equity Fund                                  -         -        -      16.85%   September 13, 1999



1.55% M&E:
----------

                                                                                         10 YEAR          FUND
                                                              1 YEAR   3 YEAR   5 YEAR     OR           INCEPTION
                                                              PERIOD   PERIOD   PERIOD   LIFE(1)          DATE
                                                              ------   ------   ------   -------   -------------------
AIM V.I. Capital Appreciation Fund                            35.12%      -        -      25.36%          May 5, 1993
AIM V.I. Growth Fund                                          25.88%      -        -      28.01%          May 5, 1993
AIM V.I. Growth and Income Fund                               24.88%      -        -      21.68%          May 2, 1994
AIM V.I. International Equity Fund                            45.43%      -        -      28.58%          May 5, 1993
Alger American Growth Portfolio                               24.41%      -        -      29.86%      January 1, 1989
Alger American Income and Growth Portfolio                    32.98%      -        -      29.64%    November 15, 1988
Alger American Small Capitalization Portfolio                 33.93%      -        -      20.41%   September 21, 1988
Goldman Sachs VIT CORE-SM- Large Cap Growth Fund              26.06%      -        -      19.90%    February 13, 1998
Goldman Sachs VIT CORE-SM- Small Cap Equity Fund               8.47%      -        -     (1.81)%    February 13, 1998
Goldman Sachs VIT CORE-SM- U.S. Equity Fund                   15.12%      -        -      15.33%    February 13, 1998
Goldman Sachs VIT Growth and Income Fund                     (2.67)%      -        -     (5.66)%     January 12, 1998
Goldman Sachs VIT International Equity Fund                   22.55%      -        -      15.02%     January 12, 1998
J.P. Morgan International Opportunities Portfolio (2)         27.28%      -        -       9.06%      January 3, 1995
J.P. Morgan Small Company Portfolio (2)                       34.90%      -        -       6.08%      January 3, 1995
J.P. Morgan U.S. Disciplined Equity Portfolio (2)              9.46%      -        -      10.15%      January 3, 1995
Lord Abbett Growth and Income Portfolio                        7.70%      -        -       4.53%     December 1, 1989
MFS/Sun Life Capital Appreciation Series                      23.07%      -      25.23%   16.70%        June 12, 1985
MFS/Sun Life Emerging Growth Series                           65.77%      -        -      33.70%          May 1, 1995
MFS/Sun Life Government Securities Series                    (9.36)%      -       4.05%    5.25%        June 12, 1985
MFS/Sun Life High Yield Series                               (1.21)%      -       7.21%    8.50%        June 12, 1985
MFS/Sun Life Massachusetts Investors Growth Series            26.41%      -        -      28.85%          May 1, 1998
MFS/Sun Life Massachusetts Investors Trust Series            (1.06)%      -      22.16%   15.33%     December 5, 1986
MFS/Sun Life New Discovery Series                             50.45%      -        -      31.92%          May 5, 1998
MFS/Sun Life Total Return Series                             (5.04)%      -      12.56%    9.85%         May 16, 1988
MFS/Sun Life Utilities Series                                 22.13%      -      24.20%   18.15%    November 16, 1993
OCC Equity Portfolio (3)                                     (5.29)%      -        -     (0.21)%       August 1, 1988
OCC Managed Portfolio (3)                                    (3.05)%      -        -       1.97%       August 1, 1988
OCC Mid Cap Portfolio                                         12.50%      -        -       4.43%     February 9, 1998
OCC Small Cap Portfolio (3)                                  (9.30)%      -        -    (15.22)%       August 1, 1988
Sun Capital Blue Chip Mid Cap Fund                              -         -        -      17.19%   September 13, 1999
Sun Capital Investment Grade Bond Fund                       (8.16)%      -        -     (8.01)%     December 7, 1998
Sun Capital Investors Foundation Fund                           -         -        -       3.02%   September 13, 1999
Sun Capital Money Market Fund                                (3.37)%      -        -     (3.10)%     December 7, 1998
Sun Capital Real Estate Fund                                (11.19)%      -        -    (10.00)%     December 7, 1998
Sun Capital Select Equity Fund                                  -         -        -      16.78%   September 13, 1999


(1) From commencement of investment operations.

(2) From January 3, 1995 (commencement of operations) to December 31, 1996, Chubb Investment Advisory Corporation ("Chubb Investment Advisory"), a wholly owned subsidiary of Chubb Life Insurance Company of America, served as each of these Fund's investment manager, and Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Investment Management Inc. ("J.P. Morgan") served as such Fund's sub-investment adviser. Effective January 1, 1997, J.P. Morgan began serving as each Fund's investment adviser.

(3) On September 16, 1994, an investment company then called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds, the Old Trust and the OCC Accumulation Trust, at which time the OCC Accumulation Trust commenced operations. The total net assets for each of the Equity, Managed and Small Cap Portfolios immediately after the transaction were $86,789,755, $682,601,380, and $139,812,573, respectively, with respect to the Old Trust, and for each of the Equity, Managed and Small Cap Portfolios, $3,764,598,
    $51,345,102, and $8,129,274, respectively, with respect to the OCC Accumulation Trust. The Equity, Managed and Small Cap Portfolios commenced operations on August 1, 1998. For the period prior to September 16, 1994, the performance figures above for each of the Equity, Managed, and Small Cap Portfolios reflect the performance of the corresponding Portfolios of the Old Trust.

          The length of the period and the last day of each period used in the above table are set out in the table heading and in the footnotes above. The Average Annual Total Return for each period was determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, in accordance with the following formula:

                                         n
                                 P(l + T)  = ERV
     Where:    P = a hypothetical initial Purchase Payment of $1,000
               T = average annual total return for the period n = number of years
             ERV = redeemable value (as of the end of the period) of a
                   hypothetical $1,000 Purchase Payment made at the beginning of the 1-year, 5-year, or 10-year period (or fractional portion thereof)

The formula assumes that: 1) all recurring fees have been deducted from the Participant's Account; 2) all applicable non-recurring Contract charges are deducted at the end of the period, and 3) there will be a full surrender at the end of the period.


          The annual Account Fee will be allocated among the Sub-Accounts so that each Sub-Account's allocated portion of the Account Fee is proportional to the percentage of the number of Individual Contracts and Certificates that have amounts allocated to that Sub-Account. Because the impact of Account Fees on a particular Contract may differ from those assumed in the computation due to differences between actual allocations and the assumed ones, the total return that would have been experienced by an actual Contract over these same time periods may have been different from that shown above.



NON-STANDARDIZED INVESTMENT PERFORMANCE:

          The Variable Account may illustrate its results over various periods and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and sports. Such results may be computed on a "cumulative" and/or "annualized" basis.

          "Cumulative" quotations are arrived at by calculating the change in the Accumulation Unit value of a Sub-Account between the first and last day of the base period being measured, and expressing the difference as a percentage of the Accumulation Unit value at the beginning of the base period.

          "Annualized" quotations (described in the following table as "Compound Growth Rate") are calculated by applying a formula which determines the level rate of return which, if earned over the entire base period, would produce the cumulative return.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999


1.15% M&E:
----------
         AIM V.I. CAPITAL APPRECIATION FUND                                    AIM V.I. GROWTH FUND

Number                                 Cumulative  Compound        Number                                  Cumulative  Compound
  of                                     Growth     Growth          of                                       Growth     Growth
Years       Periods        Amount         Rate       Rate          Years     Periods           Amount         Rate       Rate
  1    12/31/98-12/31/99   $14,296.39    42.96%     42.96%           1    12/31/98-12/31/99    $13,368.57     33.69%     33.69%
  2    12/31/97-12/31/99   $16,862.19    68.62%     29.85%           2    12/31/97-12/31/99    $17,725.43     77.25%     33.14%
  3    12/31/96-12/31/99   $18,913.68    89.14%     23.67%           3    12/31/96-12/31/99    $22,220.70    122.21%     30.49%
  4    12/31/95-12/31/99   $21,987.71   119.88%     21.77%           4    12/31/95-12/31/99    $25,950.60    159.51%     26.92%
  5    12/31/94-12/31/99   $29,485.72   194.86%     24.14%           5    12/31/94-12/31/99    $34,562.29    245.62%     28.15%

Life   05/05/93-12/31/99   $35,428.72   254.29%     20.93%         Life   05/05/93-12/31/99    $36,593.04    265.93%     21.51%

          AIM V.I. GROWTH AND INCOME FUND                                AIM V.I. INTERNATIONAL EQUITY FUND

Number                                 Cumulative  Compound        Number                                  Cumulative  Compound
  of                                     Growth     Growth          of                                       Growth     Growth
Years       Periods        Amount         Rate       Rate          Years     Periods           Amount         Rate       Rate
  1    12/31/98-12/31/99   $13,267.26    32.67%     32.67%           1    12/31/98-12/31/99    $15,331.53     53.32%     53.32%
  2    12/31/97-12/31/99   $16,750.52    67.51%     29.42%           2    12/31/97-12/31/99    $17,501.07     75.01%     32.29%
  3    12/31/96-12/31/99   $20,807.88   108.08%     27.67%           3    12/31/96-12/31/99    $18,497.91     84.98%     22.76%
  4    12/31/95-12/31/99   $24,673.16   146.73%     25.33%           4    12/31/95-12/31/99    $21,952.28    119.52%     21.72%
  5    12/31/94-12/31/99   $32,653.50   226.54%     26.70%           5    12/31/94-12/31/99    $25,440.71    154.41%     20.53%


Life   05/02/94-12/31/99   $32,401.21   224.01%     23.06%         Life   05/05/93-12/31/99    $29,196.88    191.97%     17.46%

          ALGER AMERICAN GROWTH PORTFOLIO                            ALGER AMERICAN INCOME AND GROWTH PORTFOLIO

Number                                 Cumulative  Compound        Number                                  Cumulative  Compound
  of                                     Growth     Growth          of                                       Growth     Growth
Years       Periods        Amount         Rate       Rate          Years     Periods           Amount         Rate       Rate
  1    12/31/98-12/31/99   $13,221.12    32.21%     32.21%           1    12/31/98-12/31/99    $14,081.74     40.82%     40.82%
  2    12/31/97-12/31/99   $19,351.28    93.51%     39.11%           2    12/31/97-12/31/99    $18,428.69     84.29%     35.75%
  3    12/31/96-12/31/99   $24,054.34   140.54%     33.99%           3    12/31/96-12/31/99    $24,826.35    148.26%     35.41%
  4    12/31/95-12/31/99   $26,948.66   169.49%     28.13%           4    12/31/95-12/31/99    $29,366.88    193.67%     30.91%
  5    12/31/94-12/31/99   $36,328.94   263.29%     29.43%           5    12/31/94-12/31/99    $39,230.70    292.31%     31.44%
 10    12/31/89-12/31/99   $69,982.12   599.82%     21.48%          10    12/31/89-12/31/99    $50,419.45    404.19%     17.56%

Life   01/09/89-12/31/99   $85,880.70   758.81%     21.64%         Life   11/15/88-12/31/99    $53,963.41    439.63%     16.36%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999


    ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO                  GOLDMAN SACHS VIT CORE-SM- LARGE CAP GROWTH FUND

Number                                 Cumulative  Compound        Number                                  Cumulative  Compound
  of                                     Growth     Growth          of                                       Growth     Growth
Years       Periods        Amount         Rate       Rate          Years     Periods           Amount         Rate       Rate
  1    12/31/98-12/31/99   $14,177.03    41.77%     41.77%           1    12/31/98-12/31/99    $13,386.63     33.87%     33.87%
  2    12/31/97-12/31/99   $16,190.12    61.90%     27.24%
  3    12/31/96-12/31/99   $17,827.82    78.28%     21.25%
  4    12/31/95-12/31/99   $18,356.83    83.57%     16.40%
  5    12/31/94-12/31/99   $26,186.97   161.87%     21.23%
 10    12/31/89-12/31/99   $47,479.43   374.79%     16.86%

Life   09/21/88-12/31/99   $74,379.21   643.79%     19.48%         Life   02/13/98-12/31/99    $15,486.21     54.86%     26.20%

    GOLDMAN SACHS VIT CORE-SM- SMALL CAP EQUITY FUND                  GOLDMAN SACHS VIT CORE-SM- U.S. EQUITY FUND

Number                                 Cumulative  Compound        Number                                  Cumulative  Compound
  of                                     Growth     Growth          of                                       Growth     Growth
Years       Periods        Amount         Rate       Rate          Years     Periods           Amount         Rate       Rate
  1    12/31/98-12/31/99   $11,619.26    16.19%     16.19%           1    12/31/98-12/31/99    $12,287.29     22.87%     22.87%

Life   02/13/98-12/31/99   $10,421.36     4.21%      2.22%         Life   02/13/98-12/31/99    $13,939.40     39.39%     19.33%

    GOLDMAN SACHS VIT CORE-SM- GROWTH AND INCOME FUND                 GOLDMAN SACHS VIT INTERNATIONAL EQUITY FUND

Number                                 Cumulative  Compound        Number                                  Cumulative   Compound
  of                                     Growth     Growth          of                                       Growth      Growth
Years       Periods        Amount         Rate       Rate          Years     Periods           Amount         Rate        Rate
  1    12/31/98-12/31/99   $10,419.62     4.20%      4.20%           1    12/31/98-12/31/99    $13,033.56     30.34%      30.34%

Life   01/12/98-12/31/99   $10,867.79     8.68%      4.32%         Life   01/12/98-12/31/99    $15,475.25     54.75%      24.85%

             J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO          J.P. MORGAN INTERNATIONAL OPPORTUNITIES PORTFOLIO

Number                                 Cumulative  Compound        Number                                  Cumulative   Compound
  of                                     Growth     Growth          of                                       Growth      Growth
Years       Periods        Amount         Rate       Rate          Years     Periods           Amount         Rate        Rate
  1    12/31/98-12/31/99   $11,718.56    17.19%     17.19%           1    12/31/98-12/31/99    $13,509.00     35.09%      35.09%
  2    12/31/97-12/31/99   $14,281.55    42.82%     19.51%           2    12/31/97-12/31/99    $13,985.76     39.86%      18.26%
  3    12/31/96-12/31/99   $18,000.39    80.00%     21.64%           3    12/31/96-12/31/99    $14,576.31     45.76%      13.38%
  4    12/31/95-12/31/99   $21,575.73   115.76%     21.20%           4    12/31/95-12/31/99    $16,302.00     63.02%      13.00%

Life   01/03/95-12/31/99   $28,537.72  185.38%     23.38%          Life   01/03/95-12/31/99    $18,110.71     81.11%      12.63%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999

         J.P. MORGAN SMALL COMPANY PORTFOLIO                                      LORD ABBETT GROWTH AND INCOME PORTFOLIO

Number                                 Cumulative  Compound        Number                                  Cumulative   Compound
  of                                     Growth     Growth          of                                       Growth      Growth
Years       Periods        Amount         Rate       Rate          Years     Periods           Amount         Rate        Rate
  1    12/31/98-12/31/99   $14,273.32    42.73%     42.73%           1    12/31/98-12/31/99    $11,540.02     15.40%      15.40%
  2    12/31/97-12/31/99   $13,331.80    33.32%     15.46%           2    12/31/97-12/31/99    $12,877.04     28.77%      13.48%
  3    12/31/96-12/31/99   $16,143.54    61.44%     17.31%           3    12/31/96-12/31/99    $15,868.04     58.68%      16.64%
  4    12/31/95-12/31/99   $19,432.84    94.33%     18.07%           4    12/31/95-12/31/99    $18,725.28     87.25%      16.98%
                                                                     5    12/31/94-12/31/99    $24,030.44    140.30%      19.17%
                                                                    10    12/31/89-12/31/99    $40,145.88    301.46%      14.91%

Life   01/03/95-12/31/99   $25,529.42   155.29%     20.65%         Life   12/11/89-12/31/99    $40,405.17    304.05%      14.90%

         MFS/SUN LIFE CAPITAL APPRECIATION SERIES                                   MFS/SUN LIFE EMERGING GROWTH SERIES

Number                                 Cumulative  Compound        Number                                  Cumulative   Compound
  of                                     Growth     Growth          of                                       Growth      Growth
Years       Periods        Amount         Rate       Rate          Years     Periods           Amount         Rate        Rate
  1    12/31/98-12/31/99   $13,109.79    31.10%     31.10%           1    12/31/98-12/31/99    $17,378.74     73.79%      73.79%
  2    12/31/97-12/31/99   $16,679.09    66.79%     29.15%           2    12/31/97-12/31/99    $22,999.39    129.99%      51.66%
  3    12/31/96-12/31/99   $20,301.28   103.01%     26.62%           3    12/31/96-12/31/99    $27,720.62    177.21%      40.48%
  4    12/31/95-12/31/99   $24,375.57   143.76%     24.95%           4    12/31/95-12/31/99    $32,096.87    220.97%      33.85%
  5    12/31/94-12/31/99   $32,400.69   224.01%     26.51%
 10    12/31/89-12/31/99   $50,309.15   403.09%     17.53%

Life   06/12/85-12/31/99  $100,166.32   901.66%     17.16%         Life   05/01/95-12/31/99    $40,389.07    303.89%      34.85%

        MFS/SUN LIFE GOVERNMENT SECURITIES SERIES                                    MFS/SUN LIFE HIGH YIELD SERIES

Number                                 Cumulative  Compound        Number                                  Cumulative   Compound
  of                                     Growth     Growth          of                                       Growth      Growth
Years       Periods        Amount         Rate       Rate          Years     Periods           Amount         Rate        Rate
  1    12/31/98-12/31/99    $9,694.42   (3.06)%    (3.06)%           1    12/31/98-12/31/99    $10,569.08      5.69%      5.69%
  2    12/31/97-12/31/99   $10,417.13    4.17%       2.06%           2    12/31/97-12/31/99    $10,507.68      5.08%      2.51%
  3    12/31/96-12/31/99   $11,195.62   11.96%       3.84%           3    12/31/96-12/31/99    $11,762.77     17.63%      5.58%
  4    12/31/95-12/31/99   $11,246.91   12.47%       2.98%           4    12/31/95-12/31/99    $13,034.51     30.35%      6.85%
  5    12/31/94-12/31/99   $13,082.32   30.82%       5.52%           5    12/31/94-12/31/99    $15,067.25     50.67%      8.54%
 10    12/31/89-12/31/99   $17,685.47   76.85%       5.87%          10    12/31/89-12/31/99    $23,840.74    138.41%      9.08%

Life   06/12/85-12/31/99   $25,557.92  155.58%       6.66%         Life   06/12/85-12/31/99    $30,946.08    209.46%      8.07%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999


         MFS/SUN LIFE NEW DISCOVERY SERIES                                 MFS/SUN LIFE TOTAL RETURN SERIES

Number                                 Cumulative  Compound        Number                                  Cumulative   Compound
  of                                     Growth     Growth          of                                       Growth      Growth
Years       Periods        Amount         Rate       Rate          Years     Periods           Amount         Rate        Rate
  1    12/31/98-12/31/99   $15,835.06    58.35%     58.35%           1    12/31/98-12/31/99    $10,163.85      1.64%       1.64%
                                                                     2    12/31/97-12/31/99    $11,223.02     12.23%       5.94%
                                                                     3    12/31/96-12/31/99    $13,531.83     35.32%      10.61%
                                                                     4    12/31/95-12/31/99    $15,261.43     52.61%      11.15%
                                                                     5    12/31/94-12/31/99    $19,116.33     91.16%      13.84%
                                                                    10    12/31/89-12/31/99    $27,119.91    171.20%      10.49%

Life   05/06/98-12/31/99   $16,690.74    66.91%     36.28%         Life   05/11/88-12/31/99    $33,070.69    230.71%      10.82%

    MFS/SUN LIFE MASSACHUSETTS INVESTORS GROWTH STOCK SERIES              MFS/SUN LIFE MASSACHUSETTS INVESTORS TRUST SERIES

Number                                 Cumulative  Compound        Number                                  Cumulative   Compound
  of                                     Growth     Growth          of                                       Growth      Growth
Years       Periods        Amount         Rate       Rate          Years     Periods           Amount         Rate        Rate
  1    12/31/98-12/31/99   $13,420.73    34.21%     34.21%           1    12/31/98-12/31/99    $10,594.15      5.94%       5.94%
                                                                     2    12/31/97-12/31/99    $12,969.60     29.70%      13.88%
                                                                     3    12/31/96-12/31/99    $16,915.54     69.16%      19.15%
                                                                     4    12/31/95-12/31/99    $20,967.38    109.67%      20.33%
                                                                     5    12/31/94-12/31/99    $28,482.59    184.83%      23.29%
                                                                    10    12/31/89-12/31/99    $40,227.32    302.27%      14.93%

Life   05/06/98-12/31/99   $16,076.66    60.77%     33.23%         Life   11/14/86-12/31/99    $55,538.64    455.39%      13.95%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999

               MFS/SUN LIFE UTILITIES SERIES                                             OCC EQUITY PORTFOLIO

Number                                 Cumulative  Compound        Number                                  Cumulative  Compound
  of                                     Growth     Growth          of                                       Growth     Growth
Years       Periods        Amount         Rate       Rate          Years     Periods           Amount         Rate       Rate
  1    12/31/98-12/31/99   $12,978.39    29.78%     29.78%           1    12/31/98-12/31/99    $10,135.76      1.36%      1.36%
  2    12/31/97-12/31/99   $15,080.40    50.80%     22.80%           2    12/31/97-12/31/99    $11,207.93     12.08%      5.87%
  3    12/31/96-12/31/99   $19,783.58    97.84%     25.54%           3    12/31/96-12/31/99    $14,029.35     40.29%     11.95%
  4    12/31/95-12/31/99   $23,537.44   135.37%     23.86%           4    12/31/95-12/31/99    $17,105.71     71.06%     14.36%
  5    12/31/94-12/31/99   $30,798.52   207.99%     25.23%           5    12/31/94-12/31/99    $23,481.16    134.81%     18.62%
                                                                    10    12/31/89-12/31/99    $37,531.62    275.32%     14.14%

Life   11/16/93-12/31/99   $28,952.88   189.53%     18.96%         Life   08/01/88-12/31/99    $46,156.17    361.56%     14.34%

              OCC MANAGED PORTFOLIO                                                         OCC MID CAP PORTFOLIO

Number                                 Cumulative  Compound        Number                                  Cumulative  Compound
  of                                     Growth     Growth          of                                       Growth     Growth
Years       Periods        Amount         Rate       Rate          Years     Periods           Amount         Rate       Rate
  1    12/31/98-12/31/99   $10,378.50     3.76%      3.78%           1    12/31/98-12/31/99    $12,023.49     20.23%     20.23%
  2    12/31/97-12/31/99   $10,990.61     9.91%      4.84%
  3    12/31/96-12/31/99   $13,285.59    32.86%      9.93%
  4    12/31/95-12/31/99   $16,122.84    61.23%     12.68%
  5    12/31/94-12/31/99   $23,197.89   131.98%     18.33%
 10    12/31/89-12/31/99   $41,359.21   313.59%     15.25%

Life   08/01/88-12/31/99   $58,310.49  463.10%   16.34%            Life   02/09/98-12/31/99    $11,707.08     17.07%      8.69%


               OCC SMALL CAP PORTFOLIO                                   SUN CAPITAL BLUE CHIP MID CAP FUND

Number                                 Cumulative  Compound        Number                                  Cumulative  Compound
  of                                     Growth     Growth          of                                       Growth     Growth
Years       Periods        Amount         Rate       Rate          Years     Periods           Amount         Rate       Rate*
  1    12/31/98-12/31/99   $ 9,703.45   (2.97)%    (2.97)%
  2    12/31/97-12/31/99   $ 8,725.88  (12.74)%    (6.59)%
  3    12/31/96-12/31/99   $10,544.72     5.45%      1.78%
  4    12/31/95-12/31/99   $12,373.53    23.74%      5.47%
  5    12/31/94-12/31/99   $14,094.58    40.95%      7.11%
 10    12/31/89-12/31/99   $25,554.03   155.54%      9.84%

Life   08/01/88-12/31/99   $30,321.11  203.21%      10.20%         Life   09/13/99-12/31/99    $12,660.50     26.60%     26.60%


                SUN CAPITAL INVESTMENT GRADE BOND FUND                           SUN CAPITAL INVESTORS FOUNDATION FUND

Number                                 Cumulative  Compound        Number                                  Cumulative  Compound
  of                                     Growth     Growth          of                                       Growth     Growth
Years       Periods        Amount         Rate       Rate          Years     Periods           Amount         Rate       Rate*
  1    12/31/98-12/31/99   $ 9,826.82   (1.73)%    (1.73)%         Life   09/13/99-12/31/99    $11,169.14     11.69%     11.69%





Life   12/07/98-12/31/99   $ 9,822.77   (1.77)%    (1.66)%


           SUN CAPITAL MONEY MARKET FUND                                           SUN CAPITAL REAL ESTATE FUND

Number                                 Cumulative  Compound        Number                                  Cumulative  Compound
  of                                     Growth     Growth          of                                       Growth     Growth
Years       Periods        Amount         Rate       Rate          Years     Periods           Amount         Rate       Rate
  1    12/31/98-12/31/99  $10,344.39      3.44%      3.44%           1    12/31/98-12/31/99     $9,498.83    (5.01)%     (5.01)%





Life   12/07/98-12/31/99  $10,366.53      3.67%      3.44%         Life   12/07/98-12/31/99     $9,426.49    (5.74)%     (5.39)%



            SUN CAPITAL SELECT EQUITY FUND

Number                                 Cumulative  Compound
  of                                     Growth     Growth
Years       Periods        Amount         Rate       Rate*
Life   09/13/99-12/31/99   $12,594.44    25.94%      25.94%


* For periods of less than one year, the growth rates listed are not annualized.

                                         -9-

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999

1.30% M&E:
-----------

         AIM V.I. CAPITAL APPRECIATION FUND                                            AIM V.I. GROWTH FUND

Number                                 Cumulative    Compound        Number                                Cumulative    Compound
  of                                     Growth       Growth           of                                    Growth       Growth
Years       Periods         Amount        Rate         Rate          Years       Periods         Amount       Rate         Rate
  1    12/31/98-12/31/99  $14,274.32     42.74%       42.74%           1    12/31/98-12/31/99  $13,348.51    33.49%       33.49%
  2    12/31/97-12/31/99  $16,810.88     68.11%       29.66%           2    12/31/97-12/31/99  $17,671.10    76.71%       32.93%
  3    12/31/96-12/31/99  $18,826.89     88.27%       23.48%           3    12/31/96-12/31/99  $22,118.77   121.19%       30.29%
  4    12/31/95-12/31/99  $21,854.09    118.54%       21.59%           4    12/31/95-12/31/99  $25,792.69   157.93%       26.73%
  5    12/31/94-12/31/99  $29,261.34    192.61%       23.95%           5    12/31/94-12/31/99  $34,300.34   243.00%       27.96%

Life   05/05/93-12/31/99  $35,071.56    250.72%       20.74%         Life   05/05/93-12/31/99  $36,224.66   262.25%       21.33%

          AIM V.I. GROWTH AND INCOME FUND                                        AIM V.I. INTERNATIONAL EQUITY FUND

Number                                Cumulative    Compound        Number                                Cumulative    Compound
  of                                    Growth       Growth           of                                    Growth       Growth
Years       Periods         Amount       Rate         Rate          Years       Periods        Amount        Rate         Rate
  1    12/31/98-12/31/99  $13,247.20    32.47%       32.47%           1    12/31/98-12/31/99  $15,308.46    53.08%       53.08%
  2    12/31/97-12/31/99  $16,699.21    66.99%       29.23%           2    12/31/97-12/31/99  $17,447.74    74.48%       32.09%
  3    12/31/96-12/31/99  $20,713.01   107.13%       27.47%           3    12/31/96-12/31/99  $18,414.15    84.14%       22.57%
  4    12/31/95-12/31/99  $24,523.35   145.23%       25.14%           4    12/31/95-12/31/99  $21,818.67   118.19%       21.54%
  5    12/31/94-12/31/99  $32,405.77   224.06%       26.51%           5    12/31/94-12/31/99  $25,247.80   152.48%       20.35%

Life   05/02/94-12/31/99  $32,123.47   221.23%       22.87%         Life   05/05/93-12/31/99  $28,901.97   189.02%       17.28%

          ALGER AMERICAN GROWTH PORTFOLIO                                    ALGER AMERICAN INCOME AND GROWTH PORTFOLIO

Number                                Cumulative    Compound        Number                                Cumulative    Compound
  of                                    Growth       Growth           of                                    Growth       Growth
Years       Periods         Amount       Rate         Rate          Years       Periods          Amount      Rate         Rate
  1    12/31/98-12/31/99  $13,201.06    32.01%       32.01%            1    12/31/98-12/31/99  $14,059.67   40.60%       40.60%
  2    12/31/97-12/31/99  $19,292.93    92.93%       38.90%            2    12/31/97-12/31/99  $18,372.35   83.72%       35.54%
  3    12/31/96-12/31/99  $23,944.35   139.44%       33.78%            3    12/31/96-12/31/99  $24,713.33  147.13%       35.20%
  4    12/31/95-12/31/99  $26,784.68   167.85%       27.93%            4    12/31/95-12/31/99  $29,188.73  191.89%       30.71%
  5    12/31/94-12/31/99  $36,052.77   260.53%       29.24%            5    12/31/94-12/31/99  $38,933.22  289.33%       31.24%
 10    12/31/89-12/31/99  $68,923.42   589.23%       21.29%           10    12/31/89-12/31/99  $49,657.64  396.58%       17.38%

Life   01/09/89-12/31/99  $84,456.99   744.57%       21.46%          Life   11/15/88-12/31/99  $53,056.24  430.56%       16.18%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999

    ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO                      GOLDMAN SACHS VIT CORE-SM- LARGE CAP GROWTH FUND

Number                                Cumulative    Compound       Number                                Cumulative    Compound
  of                                    Growth       Growth          of                                    Growth       Growth
Years       Periods          Amount      Rate         Rate         Years       Periods         Amount       Rate         Rate
  1    12/31/98-12/31/99  $14,154.96    41.55%       41.55%          1    12/31/98-12/31/99  $13,365.56    33.66%       33.66%
  2    12/31/97-12/31/99  $16,140.62    61.41%       27.05%
  3    12/31/96-12/31/99  $17,746.08    77.46%       21.07%
  4    12/31/95-12/31/99  $18,245.49    82.45%       16.22%
  5    12/31/94-12/31/99  $25,987.97   159.88%       21.05%
 10    12/31/89-12/31/99  $46,761.95   367.62%       16.68%

Life   09/21/88-12/31/99  $73,112.53   631.13%       19.29%        Life   02/13/98-12/31/99  $15,441.96    54.42%       26.01%

    GOLDMAN SACHS VIT CORE-SM- SMALL CAP EQUITY FUND                      GOLDMAN SACHS VIT CORE-SM- U.S. EQUITY FUND

Number                                Cumulative    Compound       Number                                Cumulative    Compound
  of                                    Growth       Growth          of                                    Growth       Growth
Years       Periods         Amount       Rate         Rate         Years       Periods          Amount      Rate         Rate
  1    12/31/98-12/31/99  $11,601.21    16.01%       16.01%           1    12/31/98-12/31/99  $12,268.23   22.68%       22.68%

Life   02/13/98-12/31/99  $10,391.19     3.91%        2.06%         Life   02/13/98-12/31/99  $13,900.18   39.00%       19.15%

    GOLDMAN SACHS VIT CORE-SM- GROWTH AND INCOME FUND                     GOLDMAN SACHS VIT INTERNATIONAL EQUITY FUND

Number                                Cumulative    Compound      Number                                Cumulative    Compound
  of                                    Growth       Growth         of                                    Growth       Growth
Years       Periods         Amount       Rate         Rate        Years       Periods          Amount      Rate         Rate
  1    12/31/98-12/31/99  $10,404.58    4.05%        4.05%           1    12/31/98-12/31/99  $13,013.49   30.13%       30.13%

Life   01/12/98-12/31/99  $10,835.59    8.36%        4.16%         Life   01/12/98-12/31/99  $15,428.98   54.29%       24.66%

             J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO              J.P. MORGAN INTERNATIONAL OPPORTUNITIES PORTFOLIO

Number                                Cumulative    Compound       Number                                Cumulative    Compound
  of                                    Growth       Growth          of                                    Growth       Growth
Years       Periods         Amount       Rate         Rate         Years       Periods          Amount      Rate         Rate
  1    12/31/98-12/31/99  $11,700.51    17.01%       17.01%           1    12/31/98-12/31/99  $13,488.94   34.89%       34.89%
  2    12/31/97-12/31/99  $14,238.29    42.38%       19.32%           2    12/31/97-12/31/99  $13,943.51   39.44%       18.08%
  3    12/31/96-12/31/99  $17,918.65    79.19%       21.46%           3    12/31/96-12/31/99  $14,509.71   45.10%       13.21%
  4    12/31/95-12/31/99  $21,445.15   114.45%       21.01%           4    12/31/95-12/31/99  $16,202.80   62.03%       12.82%

Life   01/03/95-12/31/99  $28,321.47   183.21%       23.19%         Life   01/03/95-12/31/99  $17,973.65   79.74%       12.46%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999

         J.P. MORGAN SMALL COMPANY PORTFOLIO                                  LORD ABBETT GROWTH AND INCOME PORTFOLIO

Number                                Cumulative    Compound           Number                              Cumulative    Compound
  of                                    Growth       Growth              of                                  Growth       Growth
Years       Periods         Amount       Rate         Rate             Years       Periods       Amount       Rate         Rate
  1    12/31/98-12/31/99  $14,252.25    42.52%       42.52%           1    12/31/98-12/31/99  $11,521.97     15.22%       15.22%
  2    12/31/97-12/31/99  $13,291.55    32.92%       15.29%           2    12/31/97-12/31/99  $12,837.80     28.38%       13.30%
  3    12/31/96-12/31/99  $16,069.87    60.70%       17.13%           3    12/31/96-12/31/99  $15,795.38     57.95%       16.46%
  4    12/31/95-12/31/99  $19,315.42    93.15%       17.89%           4    12/31/95-12/31/99  $18,610.90     86.11%       16.80%
                                                                      5    12/31/94-12/31/99  $23,847.69    138.48%       18.98%
                                                                     10    12/31/89-12/31/99  $39,539.74    295.40%       14.74%

Life   01/03/95-12/31/99  $25,336.52   153.37%       20.47%         Life   12/11/89-12/31/99  $39,790.68    297.91%       14.72%

         MFS/SUN LIFE CAPITAL APPRECIATION SERIES                               MFS/SUN LIFE EMERGING GROWTH SERIES

Number                                Cumulative    Compound           Number                              Cumulative    Compound
  of                                    Growth       Growth              of                                  Growth       Growth
Years       Periods         Amount       Rate         Rate             Years       Periods       Amount       Rate         Rate
  1    12/31/98-12/31/99  $13,090.73    30.91%       30.91%           1    12/31/98-12/31/99  $17,351.66     73.52%       73.52%
  2    12/31/97-12/31/99  $16,627.77    66.28%       28.95%           2    12/31/97-12/31/99  $22,929.97    129.30%       51.43%
  3    12/31/96-12/31/99  $20,209.44   102.09%       26.43%           3    12/31/96-12/31/99  $27,594.48    175.94%       40.26%
  4    12/31/95-12/31/99  $24,227.78   142.28%       24.76%           4    12/31/95-12/31/99  $31,901.51    219.02%       33.65%
  5    12/31/94-12/31/99  $32,154.98   221.55%       26.31%
 10    12/31/89-12/31/99  $49,549.40   395.49%       17.36%

Life   06/12/85-12/31/99  $97,970.30   879.70%       16.98%         Life   05/01/95-12/31/99  $40,103.04    301.03%       34.65%

        MFS/SUN LIFE GOVERNMENT SECURITIES SERIES                                MFS/SUN LIFE HIGH YIELD SERIES

Number                                Cumulative    Compound           Number                              Cumulative    Compound
  of                                    Growth       Growth              of                                  Growth       Growth
Years       Periods         Amount       Rate         Rate             Years       Periods       Amount       Rate         Rate
  1    12/31/98-12/31/99   $9,680.38   (3.20)%      (3.20)%           1    12/31/98-12/31/99  $10,363.45     3.63%         3.63%
  2    12/31/97-12/31/99  $10,384.94    3.85%        1.91%            2    12/31/97-12/31/99  $10,956.40     9.56%         4.67%
  3    12/31/96-12/31/99  $11,144.16   11.44%        3.68%            3    12/31/96-12/31/99  $13,225.05    32.25%         9.77%
  4    12/31/95-12/31/99  $11,179.09   11.79%        2.83%            4    12/31/95-12/31/99  $16,024.65    60.25%        12.51%
  5    12/31/94-12/31/99  $12,982.82   29.83%        5.36%            5    12/31/94-12/31/99  $23,022.24   130.22%        18.15%
 10    12/31/89-12/31/99  $17,418.47   74.18%        5.71%           10    12/31/89-12/31/99  $40,733.47   307.33%        15.08%

Life   06/12/85-12/31/99  $24,997.68  149.98%        6.50%          Life   08/01/88-12/31/99  $55,339.37   453.39%        16.17%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999

         MFS/SUN LIFE NEW DISCOVERY SERIES                             MFS/SUN LIFE TOTAL RETURN SERIES

Number                               Cumulative     Compound       Number                                Cumulative    Compound
  of                                   Growth        Growth          of                                    Growth       Growth
Years       Periods         Amount      Rate          Rate         Years       Periods          Amount      Rate         Rate
  1    12/31/98-12/31/99  $15,810.98   58.11%        58.11%          1    12/31/98-12/31/99  $10,147.80    1.48%         1.48%
                                                                     2    12/31/97-12/31/99  $11,188.81   11.89%         5.78%
                                                                     3    12/31/96-12/31/99  $13,470.27   34.70%        10.44%
                                                                     4    12/31/95-12/31/99  $15,168.30   51.68%        10.98%
                                                                     5    12/31/94-12/31/99  $18,971.14   89.71%        13.66%
                                                                    10    12/31/89-12/31/99  $26,709.63  167.10%        10.32%

Life   05/06/98-12/31/99  $16,648.53   66.49%        36.08%        Life   05/11/88-12/31/99  $32,489.48  224.89%        10.65%

    MFS/SUN LIFE MASSACHUSETTS INVESTORS GROWTH SERIES                 MFS/SUN LIFE MASSACHUSETTS INVESTORS TRUST SERIES

Number                                Cumulative    Compound           Number                            Cumulative    Compound
  of                                    Growth       Growth              of                                Growth       Growth
Years       Periods         Amount       Rate         Rate             Years       Periods     Amount       Rate         Rate
  1    12/31/98-12/31/99  $13,400.67    34.01%       34.01%          1    12/31/98-12/31/99  $10,578.10    5.78%         5.78%
                                                                     2    12/31/97-12/31/99  $12,930.37   29.30%        13.71%
                                                                     3    12/31/96-12/31/99  $16,838.85   68.39%        18.97%
                                                                     4    12/31/95-12/31/99  $20,839.84  108.40%        20.15%
                                                                     5    12/31/94-12/31/99  $28,266.33  182.66%        23.10%
                                                                    10    12/31/89-12/31/99  $39,619.11  296.19%        14.76%

Life   05/06/98-12/31/99  $16,036.46    60.36%       33.03%        Life   11/14/86-12/31/99  $54,439.64  444.40%        13.78%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999


               MFS/SUN LIFE UTILITIES SERIES                                             OCC EQUITY PORTFOLIO

Number                                Cumulative    Compound          Number                                Cumulative    Compound
  of                                    Growth       Growth             of                                    Growth       Growth
Years       Periods         Amount       Rate         Rate            Years       Periods          Amount      Rate         Rate
  1    12/31/98-12/31/99  $12,958.33   29.58%        29.58%              1    12/31/98-12/31/99  $10,120.72    1.21%        1.21%
  2    12/31/97-12/31/99  $15,034.12   50.34%        22.61%              2    12/31/97-12/31/99  $11,173.72   11.74%        5.71%
  3    12/31/96-12/31/99  $19,693.76   96.94%        25.35%              3    12/31/96-12/31/99  $13,965.77   39.66%       11.78%
  4    12/31/95-12/31/99  $23,394.71  133.95%        23.67%              4    12/31/95-12/31/99  $17,002.47   70.02%       14.19%
  5    12/31/94-12/31/99  $30,563.99  205.64%        25.04%              5    12/31/94-12/31/99  $23,302.46  133.02%       18.44%
                                                                        10    12/31/89-12/31/99  $36,963.61  269.64%       13.97%

Life   11/16/93-12/31/99  $28,683.92  186.84%        18.78%           Life    08/01/88-12/31/99  $45,360.02  353.60%       14.16%

              OCC MANAGED PORTFOLIO                                                         OCC MID CAP PORTFOLIO

Number                                Cumulative    Compound           Number                              Cumulative  Compound
  of                                    Growth       Growth              of                                  Growth     Growth
Years       Periods         Amount       Rate         Rate             Years       Periods        Amount      Rate       Rate
  1    12/31/98-12/31/99  $10,553.03    5.53%         5.53%             1    12/31/98-12/31/99  $12,005.44   20.05%      20.05%
  2    12/31/97-12/31/99  $10,475.49    4.75%         2.35%
  3    12/31/96-12/31/99  $11,708.28   17.08%         5.40%
  4    12/31/95-12/31/99  $12,955.56   29.56%         6.69%
  5    12/31/94-12/31/99  $14,953.54   49.54%         8.38%
 10    12/31/89-12/31/99  $23,479.94  134.80%         8.91%

Life   06/12/85-12/31/99  $30,267.72  202.68%         7.91%           Life   02/09/98-12/31/99  $11,673.89   16.74%       8.53%


               OCC SMALL CAP PORTFOLIO                                   SUN CAPITAL BLUE CHIP MID CAP FUND

Number                                Cumulative    Compound        Number                                Cumulative  Compound
  of                                    Growth       Growth           of                                    Growth     Growth
Years       Periods         Amount       Rate         Rate          Years       Periods          Amount      Rate       Rate*
  1    12/31/98-12/31/99   $9,689.41   (3.11)%       (3.11)%
  2    12/31/97-12/31/99   $8,699.73  (13.00)%       (6.73)%
  3    12/31/96-12/31/99  $10,496.28    4.96%         1.63%
  4    12/31/95-12/31/99  $12,298.62   22.99%         5.31%
  5    12/31/94-12/31/99  $13,986.96   39.87%         6.94%
 10    12/31/89-12/31/99  $25,168.49  151.68%         9.67%

Life   08/01/88-12/31/99  $29,798.28  197.98%        10.04%          Life   09/13/99-12/31/99  $12,654.82    26.55%    26.55%


                SUN CAPITAL INVESTMENT GRADE BOND FUND                           SUN CAPITAL INVESTORS FOUNDATION FUND

Number                                Cumulative    Compound        Number                                Cumulative  Compound
  of                                    Growth       Growth           of                                    Growth     Growth
Years       Periods         Amount       Rate         Rate          Years       Periods          Amount      Rate       Rate*
  1    12/31/98-12/31/99   $9,811.78  (1.88)%       (1.88)%






Life   12/07/98-12/31/99   $9,806.72  (1.93)%       (1.81)%          Life   09/13/99-12/31/99  $11,164.06    11.64%    11.64%


           SUN CAPITAL MONEY MARKET FUND                                           SUN CAPITAL REAL ESTATE FUND

Number                               Cumulative   Compound               Number                                Cumulative  Compound
  of                                   Growth      Growth                  of                                    Growth     Growth
Years       Periods         Amount      Rate        Rate                 Years       Periods          Amount      Rate       Rate
  1    12/31/98-12/31/99  $10,328.35    3.28%       3.28%                   1    12/31/98-12/31/99  $9,484.79    (5.15)%    (5.15)%

Life   12/07/98-12/31/99  $10,349.47    3.49%       3.28%                 Life   12/07/98-12/31/99  $9,411.44    (5.89)%    (5.53)%



            SUN CAPITAL SELECT EQUITY FUND

Number                                 Cumulative  Compound
  of                                     Growth     Growth
Years       Periods           Amount      Rate       Rate*
Life   09/13/99-12/31/99   $12,588.76    25.89%     25.89%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999

1.40% M&E:
----------

         AIM V.I. CAPITAL APPRECIATION FUND                                        AIM V.I. GROWTH FUND

Number                                 Cumulative  Compound        Number                                 Cumulative  Compound
  of                                     Growth     Growth           of                                     Growth     Growth
Years       Periods        Amount         Rate       Rate          Years       Periods      Amount           Rate       Rate
  1    12/31/98-12/31/99   $14,259.28   42.59%      42.59%         1    12/31/98-12/31/99   $13,334.47     33.34%     33.34%
  2    12/31/97-12/31/99   $16,776.68   67.77%      29.52%         2    12/31/97-12/31/99   $17,634.88     76.35%     32.80%
  3    12/31/96-12/31/99   $18,770.38   87.70%      23.36%         3    12/31/96-12/31/99   $22,052.17    120.52%     30.16%
  4    12/31/95-12/31/99   $21,765.02  117.65%      21.46%         4    12/31/95-12/31/99   $25,688.43    156.88%     26.60%
  5    12/31/94-12/31/99   $29,113.10  191.13%      23.83%         5    12/31/94-12/31/99   $34,126.72    241.27%     27.83%

Life   05/05/93-12/31/99   $34,834.82  248.35%      20.62%         Life   05/05/93-12/31/99 $35,979.76    259.80%     21.21%

          AIM V.I. GROWTH AND INCOME FUND                                    AIM V.I. INTERNATIONAL EQUITY FUND

Number                                Cumulative  Compound        Number                                 Cumulative  Compound
  of                                    Growth     Growth           of                                     Growth     Growth
Years       Periods        Amount        Rate       Rate          Years       Periods        Amount         Rate       Rate
  1    12/31/98-12/31/99  $13,234.16   32.34%     32.34%          1    12/31/98-12/31/99     $15,292.41   52.92%     52.92%
  2    12/31/97-12/31/99  $16,666.01   66.66%     29.10%          2    12/31/97-12/31/99     $17,412.53   74.13%     31.96%
  3    12/31/96-12/31/99  $20,650.45  106.50%     27.34%          3    12/31/96-12/31/99     $18,357.63   83.58%     22.44%
  4    12/31/95-12/31/99  $24,424.15  144.24%     25.01%          4    12/31/95-12/31/99     $21,729.59  117.30%     21.41%
  5    12/31/94-12/31/99  $32,241.28  222.41%     26.38%          5    12/31/94-12/31/99     $25,119.88  151.20%     20.23%

Life   05/02/94-12/31/99  $31,938.31  219.38%     22.75%          Life   05/05/93-12/31/99   $28,707.07  187.07%     17.16%

          ALGER AMERICAN GROWTH PORTFOLIO                                ALGER AMERICAN INCOME AND GROWTH PORTFOLIO

Number                              Cumulative  Compound        Number                                 Cumulative  Compound
  of                                  Growth     Growth           of                                     Growth     Growth
Years       Periods        Amount      Rate       Rate          Years       Periods        Amount         Rate       Rate
  1    12/31/98-12/31/99   $13,187.02   31.87%  31.87%            1    12/31/98-12/31/99   $14,045.63   40.46%     40.46%
  2    12/31/97-12/31/99   $19,253.69   92.54%  38.76%            2    12/31/97-12/31/99   $18,335.12   83.35%     35.41%
  3    12/31/96-12/31/99   $23,871.69  138.72%  33.65%            3    12/31/96-12/31/99   $24,638.65  146.39%     35.06%
  4    12/31/95-12/31/99   $26,676.37  166.76%  27.80%            4    12/31/95-12/31/99   $29,070.30  190.70%     30.58%
  5    12/31/94-12/31/99   $35,870.02  258.70%  29.11%            5    12/31/94-12/31/99   $38,735.23  287.35%     31.11%
 10    12/31/89-12/31/99   $68,226.56  582.27%  21.17%           10    12/31/89-12/31/99   $49,154.58  391.55%     17.26%

Life   01/09/89-12/31/99   $83,519.22  735.19%  21.34%          Life   11/15/88-12/31/99   $52,459.40  424.59%     16.06%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999

    ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO                     GOLDMAN SACHS VIT CORE-SM- LARGE CAP GROWTH FUND

Number                                 Cumulative  Compound          Number                                 Cumulative  Compound
  of                                    Growth     Growth             of                                     Growth     Growth
Years       Periods        Amount         Rate       Rate            Years       Periods        Amount         Rate       Rate
  1    12/31/98-12/31/99   $14,140.92    41.41%    41.41%              1    12/31/98-12/31/99   $13,352.52    33.53%    33.53%
  2    12/31/97-12/31/99   $16,108.63    61.09%    26.92%
  3    12/31/96-12/31/99   $17,692.60    76.93%    20.95%
  4    12/31/95-12/31/99   $18,171.59    81.72%    16.10%
  5    12/31/94-12/31/99   $25,855.98   158.56%    20.92%
 10    12/31/89-12/31/99   $46,288.79   382.89%    16.56%

Life   09/21/88-12/31/99   $72,278.42   622.78%    19.17%            Life   02/13/98-12/31/99   $15,412.80    54.13%    25.88%

    GOLDMAN SACHS VIT CORE-SM- SMALL CAP EQUITY FUND                     GOLDMAN SACHS VIT CORE-SM- U.S. EQUITY FUND

Number                                 Cumulative  Compound          Number                                 Cumulative  Compound
  of                                     Growth     Growth             of                                     Growth     Growth
Years       Periods        Amount         Rate       Rate            Years       Periods        Amount         Rate       Rate
  1    12/31/98-12/31/99   $11,589.17    15.89%    15.89%              1    12/31/98-12/31/99   $12,256.20    22.56%    22.56%

Life   02/13/98-12/31/99   $10,371.08     3.71%     1.96%            Life   02/13/98-12/31/99   $13,873.03    38.73%    19.03%

    GOLDMAN SACHS VIT CORE-SM- GROWTH AND INCOME FUND                    GOLDMAN SACHS VIT INTERNATIONAL EQUITY FUND

Number                                 Cumulative  Compound          Number                                 Cumulative  Compound
  of                                     Growth     Growth             of                                     Growth     Growth
Years       Periods        Amount         Rate       Rate            Years       Periods        Amount         Rate       Rate
  1    12/31/98-12/31/99   $10,393.54     3.94%    3.94%               1    12/31/98-12/31/99   $13,000.46     30.00%   30.00%

Life   01/12/98-12/31/99   $10,813.46     8.13%    4.06%             Life   01/12/98-12/31/99   $15,398.80     53.99%   24.54%

             J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO             J.P. MORGAN INTERNATIONAL OPPORTUNITIES PORTFOLIO

Number                                 Cumulative  Compound          Number                                 Cumulative  Compound
  of                                     Growth     Growth             of                                     Growth     Growth
Years       Periods        Amount         Rate       Rate            Years       Periods        Amount         Rate       Rate
  1    12/31/98-12/31/99   $11,688.47     16.88%   16.88%              1    12/31/98-12/31/99   $13,474.89     34.75%   34.75%
  2    12/31/97-12/31/99   $14,209.12     42.09%   19.20%              2    12/31/97-12/31/99   $13,915.34     39.15%   17.96%
  3    12/31/96-12/31/99   $17,864.15     78.64%   21.34%              3    12/31/96-12/31/99   $14,465.30     44.65%   13.09%
  4    12/31/95-12/31/99   $21,358.10    113.58%   20.89%              4    12/31/95-12/31/99   $16,137.01     61.37%   12.71%

Life   01/03/95-12/31/99   $28,178.31    181.78%   23.06%            Life   01/03/95-12/31/99   $17,882.27     78.82%   12.35%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999

         J.P. MORGAN SMALL COMPANY PORTFOLIO                               LORD ABBETT GROWTH AND INCOME PORTFOLIO

Number                                 Cumulative  Compound          Number                                 Cumulative  Compound
  of                                     Growth     Growth             of                                     Growth     Growth
Years       Periods        Amount         Rate       Rate            Years       Periods        Amount         Rate       Rate
  1    12/31/98-12/31/99   $14,237.21     42.37%   42.37%              1    12/31/98-12/31/99   $11,509.93     15.10%   15.10%
  2    12/31/97-12/31/99   $13,264.39     32.64%   15.17%              2    12/31/97-12/31/99   $12,811.65     28.12%   13.19%
  3    12/31/96-12/31/99   $16,021.43     60.21%   17.01%              3    12/31/96-12/31/99   $15,746.94     57.47%   16.34%
  4    12/31/95-12/31/99   $19,236.46     92.36%   17.77%              4    12/31/95-12/31/99   $18,536.00     85.36%   16.68%
                                                                       5    12/31/94-12/31/99   $23,726.86    137.27%   18.86%
                                                                      10    12/31/89-12/31/99   $39,139.76    291.40%   14.62%

Life   01/03/95-12/31/99  $25,207.58  152.08%   20.35%               Life   12/11/89-12/31/99   $39,386.51    293.87%   14.61%

         MFS/SUN LIFE CAPITAL APPRECIATION SERIES                            MFS/SUN LIFE EMERGING GROWTH SERIES

Number                                 Cumulative  Compound          Number                                 Cumulative  Compound
  of                                     Growth     Growth             of                                     Growth     Growth
Years       Periods        Amount         Rate       Rate            Years       Periods        Amount         Rate       Rate
  1    12/31/98-12/31/99   $13,076.69     30.77%   30.77%              1    12/31/98-12/31/99   $17,334.61     73.35%   73.35%
  2    12/31/97-12/31/99   $16,594.57     65.95%   28.82%              2    12/31/97-12/31/99   $22,882.68    128.83%   51.27%
  3    12/31/96-12/31/99   $20,147.88    101.48%   26.30%              3    12/31/96-12/31/99   $27,510.72    175.11%   40.12%
  4    12/31/95-12/31/99   $24,129.59    141.30%   24.63%              4    12/31/95-12/31/99   $31,772.96    217.73%   33.51%
  5    12/31/94-12/31/99   $31,991.52    219.92%   26.18%
 10    12/31/89-12/31/99   $49,047.37    390.47%   17.24%

Life   06/12/85-12/31/99   $96,531.02    865.31%   16.86%            Life   05/01/95-12/31/99   $39,913.37    299.13%   34.51%

        MFS/SUN LIFE GOVERNMENT SECURITIES SERIES                             MFS/SUN LIFE HIGH YIELD SERIES

Number                                 Cumulative  Compound          Number                                 Cumulative  Compound
  of                                     Growth     Growth             of                                     Growth     Growth
Years       Periods        Amount         Rate       Rate            Years       Periods        Amount         Rate       Rate
  1    12/31/98-12/31/99   $ 9,670.35    (3.30)%  (3.30)%              1    12/31/98-12/31/99   $10,541.99      5.42%    5.42%
  2    12/31/97-12/31/99   $10,363.81      3.64%    1.80%              2    12/31/97-12/31/99   $10,454.36      4.54%    2.25%
  3    12/31/96-12/31/99   $11,109.85     11.10%    3.57%              3    12/31/96-12/31/99   $11,672.96     16.73%    5.29%
  4    12/31/95-12/31/99   $11,133.54     11.34%    2.72%              4    12/31/95-12/31/99   $12,902.92     29.03%    6.58%
  5    12/31/94-12/31/99   $12,916.82     29.17%    5.25%              5    12/31/94-12/31/99   $14,877.39     48.77%    8.27%
 10    12/31/89-12/31/99   $17,242.19     72.42%    5.60%             10    12/31/89-12/31/99   $23,242.84    132.43%    8.80%

Life   06/12/85-12/31/99   $24,630.81    146.31%    6.39%            Life   06/12/85-12/31/99   $29,822.45    198.22%    7.80%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999


         MFS/SUN LIFE NEW DISCOVERY SERIES                          MFS/SUN LIFE TOTAL RETURN SERIES

Number                                Cumulative  Compound        Number                                Cumulative   Compound
  of                                    Growth     Growth           of                                    Growth      Growth
Years       Periods        Amount        Rate       Rate          Years       Periods        Amount        Rate        Rate
  1    12/31/98-12/31/99  $15,794.94    57.95%    57.95%          1    12/31/98-12/31/99    $10,137.77      1.38%     1.38%
                                                                  2    12/31/97-12/31/99    $11,165.67     11.66%     5.67%
                                                                  3    12/31/96-12/31/99    $13,429.90     34.30%    10.33%
                                                                  4    12/31/95-12/31/99    $15,106.55     51.07%    10.86%
                                                                  5    12/31/94-12/31/99    $18,875.70     88.76%    13.55%
                                                                 10    12/31/89-12/31/99    $26,439.54    164.40%    10.21%

Life   05/06/98-12/31/99  $16,620.39    66.20%    35.94%        Life   05/11/88-12/31/99    $32,107.19    221.07%    10.54%

    MFS/SUN LIFE MASSACHUSETTS INVESTORS GROWTH STOCK SERIES        MFS/SUN LIFE MASSACHUSETTS INVESTORS TRUST SERIES

Number                              Cumulative  Compound        Number                                 Cumulative  Compound
  of                                  Growth     Growth           of                                     Growth     Growth
Years       Periods        Amount      Rate       Rate          Years       Periods        Amount         Rate       Rate
  1    12/31/98-12/31/99  $13,386.63  33.87%    33.87%            1    12/31/98-12/31/99  $10,567.07     5.67%      5.67%
                                                                  2    12/31/97-12/31/99  $12,904.21    29.04%     13.60%
                                                                  3    12/31/96-12/31/99  $16,787.38    67.87%     18.85%
                                                                  4    12/31/95-12/31/99  $20,755.82   107.56%     20.03%
                                                                  5    12/31/94-12/31/99  $28,123.17   181.23%     22.97%
                                                                 10    12/31/89-12/31/99  $39,218.11   292.18%     14.64%

Life   05/06/98-12/31/99  $16,009.32  60.09%    32.89%          Life   11/14/86-12/31/99  $53,717.39   437.17%     13.66%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999

               MFS/SUN LIFE UTILITIES SERIES                                             OCC EQUITY PORTFOLIO

Number                                Cumulative  Compound          Number                                    Cumulative  Compound
  of                                    Growth     Growth             of                                        Growth     Growth
Years       Periods        Amount        Rate       Rate            Years       Periods           Amount         Rate       Rate
  1    12/31/98-12/31/99  $12,945.29     29.45%   29.45%              1    12/31/98-12/31/99  $10,110.68    1.11%       1.11%
  2    12/31/97-12/31/99  $15,003.93     50.04%   22.49%              2    12/31/97-12/31/99  $11,151.59   11.52%       5.60%
  3    12/31/96-12/31/99  $19,633.21     96.33%   25.22%              3    12/31/96-12/31/99  $13,922.37   39.22%      11.66%
  4    12/31/95-12/31/99  $23,299.56    133.00%   23.55%              4    12/31/95-12/31/99  $16,933.63   69.34%      14.07%
  5    12/31/94-12/31/99  $30,409.66    204.10%   24.91%              5    12/31/94-12/31/99  $23,184.69  131.85%      18.32%
                                                                     10    12/31/89-12/31/99  $36,589.41  265.89%      13.85%

Life   11/16/93-12/31/99  $28,506.65    185.07%   18.66%            Life   08/01/88-12/31/99  $44,837.19  348.37%      14.05%

              OCC MANAGED PORTFOLIO                                                     OCC MID CAP PORTFOLIO

Number                               Cumulative  Compound           Number                                 Cumulative  Compound
  of                                   Growth     Growth              of                                     Growth     Growth
Years       Periods        Amount       Rate       Rate             Years       Periods        Amount         Rate       Rate
  1    12/31/98-12/31/99  $10,352.42     3.52%    3.52%               1    12/31/98-12/31/99  $11,993.40   19.93%      19.93%
  2    12/31/97-12/31/99  $10,934.27     9.34%    4.57%
  3    12/31/96-12/31/99  $13,184.68    31.85%    9.65%
  4    12/31/95-12/31/99  $15,959.87    59.60%   12.40%
  5    12/31/94-12/31/99  $22,905.48   129.05%   18.03%
 10    12/31/89-12/31/99  $40,322.16   303.22%   14.96%

Life   08/01/88-12/31/99  $54,700.58   447.01%   16.05%             Life   02/09/98-12/31/99  $11,651.76  16.52%        8.42%


               OCC SMALL CAP PORTFOLIO                               SUN CAPITAL BLUE CHIP MID CAP FUND

Number                                Cumulative  Compound          Number                                  Cumulative  Compound
  of                                    Growth     Growth             of                                      Growth     Growth
Years       Periods        Amount        Rate       Rate            Years       Periods         Amount        Rate       Rate*
  1    12/31/98-12/31/99  $ 9,679.38     (3.21)%  (3.21)%
  2    12/31/97-12/31/99  $ 8,682.62    (13.17)%  (6.82)%
  3    12/31/96-12/31/99  $10,464.99      4.65%    1.53%
  4    12/31/95-12/31/99  $12,248.01     22.48%    5.20%
  5    12/31/94-12/31/99  $13,916.90     39.17%    6.83%
 10    12/31/89-12/31/99  $24,913.87    149.14%    9.56%

Life   08/01/88-12/31/99  $29,453.52    194.54%    9.92%            Life    09/13/99-12/31/99  $12,637.60    26.38%    26.38%


                SUN CAPITAL INVESTMENT GRADE BOND FUND                           SUN CAPITAL INVESTORS FOUNDATION FUND

Number                                Cumulative  Compound         Number                               Cumulative  Compound
  of                                    Growth     Growth            of                                   Growth     Growth
Years       Periods        Amount        Rate       Rate           Years       Periods         Amount      Rate       Rate*
  1    12/31/98-12/31/99  $9,801.75   (1.98)%     (1.98)%






Life   12/07/98-12/31/99  $9,795.68   (2.04)%     (1.92)%          Life    09/13/99-12/31/99  $11,148.84  11.49%    11.49%


           SUN CAPITAL MONEY MARKET FUND                                           SUN CAPITAL REAL ESTATE FUND

Number                              Cumulative  Compound          Number                                Cumulative  Compound
  of                                  Growth     Growth             of                                    Growth     Growth
Years       Periods        Amount      Rate       Rate            Years       Periods        Amount        Rate       Rate
  1    12/31/98-12/31/99  $10,317.31  3.17%     3.17%               1    12/31/98-12/31/99  $9,474.75   (5.25)%     (5.25)%

Life   12/07/98-12/31/99  $10,338.44  3.38%     3.17%             Life   12/07/98-12/31/99  $9,401.41   (5.99)%     (5.63)%



            SUN CAPITAL SELECT EQUITY FUND

Number                              Cumulative  Compound
  of                                  Growth     Growth
Years       Periods        Amount      Rate       Rate*

Life   09/13/99-12/31/99  $12,584.87  25.85%    25.85%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999


1.55% M&E:
---------


         AIM V.I. CAPITAL APPRECIATION FUND                                               AIM V.I. GROWTH FUND

Number                               Cumulative  Compound             Number                               Cumulative  Compound
  of                                   Growth     Growth                of                                   Growth     Growth
Years       Periods         Amount      Rate      Rate                Years       Periods         Amount      Rate       Rate
  1    12/31/98-12/31/99  $14,238.21    42.38%    42.38%                1    12/31/98-12/31/99  $13,314.41    33.14%    33.14%
  2    12/31/97-12/31/99  $16,725.37    67.25%    29.33%                2    12/31/97-12/31/99  $17,581.55    75.82%    32.60%
  3    12/31/96-12/31/99  $18,684.60    86.85%    23.17%                3    12/31/96-12/31/99  $21,951.25   119.51%    29.96%
  4    12/31/95-12/31/99  $21,632.42   116.32%    21.28%                4    12/31/95-12/31/99  $25,531.53   155.32%    26.41%
  5    12/31/94-12/31/99  $28,891.77   188.92%    23.64%                5    12/31/94-12/31/99  $33,866.80   238.67%    27.63%

Life   05/05/93-12/31/99  $34,481.75   244.82%    20.43%              Life   05/05/93-12/31/99  $35,615.46   256.15%    21.02%

          AIM V.I. GROWTH AND INCOME FUND                                           AIM V.I. INTERNATIONAL EQUITY FUND

Number                               Cumulative  Compound             Number                               Cumulative  Compound
  of                                   Growth     Growth                of                                   Growth     Growth
Years       Periods         Amount      Rate      Rate                Years       Periods         Amount      Rate       Rate
  1    12/31/98-12/31/99  $13,214.10    32.14%    32.14%                1    12/31/98-12/31/99  $15,269.34    52.69%    52.69%
  2    12/31/97-12/31/99  $16,614.69    66.15%    28.90%                2    12/31/97-12/31/99  $17,359.21    73.59%    31.75%
  3    12/31/96-12/31/99  $20,555.59   105.56%    27.15%                3    12/31/96-12/31/99  $18,273.87    82.74%    22.26%
  4    12/31/95-12/31/99  $24,275.35   142.75%    24.82%                4    12/31/95-12/31/99  $21,598.00   115.98%    21.23%
  5    12/31/94-12/31/99  $31,996.59   219.97%    26.19%                5    12/31/94-12/31/99  $24,929.00   149.29%    20.04%

Life   05/02/94-12/31/99  $31,663.62   216.64%    22.56%              Life   05/05/93-12/31/99  $28,417.26   184.17%    16.99%

          ALGER AMERICAN GROWTH PORTFOLIO                                       ALGER AMERICAN INCOME AND GROWTH PORTFOLIO

Number                               Cumulative  Compound             Number                               Cumulative  Compound
  of                                   Growth     Growth                of                                   Growth     Growth
Years       Periods         Amount      Rate       Rate               Years       Periods         Amount      Rate       Rate
  1    12/31/98-12/31/99  $13,166.96    31.67%    31.67%                1    12/31/98-12/31/99  $14,024.56    40.25%    40.25%
  2    12/31/97-12/31/99  $19,194.33    91.94%    38.54%                2    12/31/97-12/31/99  $18,278.78    82.79%    35.20%
  3    12/31/96-12/31/99  $23,762.70   137.63%    33.44%                3    12/31/96-12/31/99  $24,525.62   145.26%    34.86%
  4    12/31/95-12/31/99  $26,514.41   165.14%    27.61%                4    12/31/95-12/31/99  $28,893.16   188.93%    30.38%
  5    12/31/94-12/31/99  $35,596.90   255.97%    28.91%                5    12/31/94-12/31/99  $38,440.79   284.41%    30.91%
 10    12/31/89-12/31/99  $67,192.60   571.93%    20.99%               10    12/31/89-12/31/99  $48,410.30   384.10%    17.08%

Life   01/09/89-12/31/99  $82,130.66   721.31%    21.15%              Life   11/15/88-12/31/99  $51,576.02   415.76%    15.89%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999

    ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO                          GOLDMAN SACHS VIT CORE-SM- LARGE CAP GROWTH FUND

Number                               Cumulative  Compound              Number                               Cumulative  Compound
  of                                   Growth     Growth                 of                                   Growth     Growth
Years       Periods        Amount       Rate       Rate                Years       Periods        Amount       Rate       Rate
  1    12/31/98-12/31/99  $14,119.85   41.20%     41.20%                 1    12/31/98-12/31/99  $13,332.46   33.32%     33.32%
  2    12/31/97-12/31/99  $16,059.33   60.59%     26.73%
  3    12/31/96-12/31/99  $17,610.86   76.11%     20.76%
  4    12/31/95-12/31/99  $18,060.25   80.60%     15.93%
  5    12/31/94-12/31/99  $25,660.02  156.60%     20.74%
 10    12/31/89-12/31/99  $45,587.80  355.88%     16.38%

Life   09/21/88-12/31/99  $71,044.86  610.45%     18.99%               Life   02/13/98-12/31/99  $15,368.54   53.69%     25.69%

    GOLDMAN SACHS VIT CORE-SM- SMALL CAP EQUITY FUND                          GOLDMAN SACHS VIT CORE-SM- U.S. EQUITY FUND

Number                               Cumulative  Compound              Number                               Cumulative  Compound
  of                                   Growth     Growth                 of                                   Growth     Growth
Years       Periods        Amount       Rate       Rate                Years       Periods        Amount       Rate       Rate
  1    12/31/98-12/31/99  $11,572.12   15.72%     15.72%                 1    12/31/98-12/31/99  $12,237.14   22.37%     22.37%

Life   02/13/98-12/31/99  $10,341.91    3.42%      1.80%               Life   02/13/98-12/31/99  $13,833.80   38.34%     18.85%

    GOLDMAN SACHS VIT CORE-SM- GROWTH AND INCOME FUND                         GOLDMAN SACHS VIT INTERNATIONAL EQUITY FUND

Number                               Cumulative  Compound              Number                               Cumulative  Compound
  of                                   Growth     Growth                 of                                   Growth     Growth
Years       Periods        Amount       Rate       Rate                Years       Periods        Amount       Rate       Rate
  1    12/31/98-12/31/99  $10,377.49    3.77%      3.77%                 1    12/31/98-12/31/99  $12,980.39   29.80%     29.80%

Life   01/12/98-12/31/99  $10,781.27    7.81%      3.90%               Life   01/12/98-12/31/99  $15,352.52   53.53%     24.35%

             J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO                  J.P. MORGAN INTERNATIONAL OPPORTUNITIES PORTFOLIO

Number                               Cumulative  Compound              Number                               Cumulative  Compound
  of                                   Growth     Growth                 of                                   Growth     Growth
Years       Periods        Amount       Rate       Rate                Years       Periods        Amount       Rate       Rate
  1    12/31/98-12/31/99  $11,670.42   16.70%     16.70%                 1    12/31/98-12/31/99  $13,453.83   34.54%     34.54%
  2    12/31/97-12/31/99  $14,165.85   41.66%     19.02%                 2    12/31/97-12/31/99  $13,872.07   38.72%     17.78%
  3    12/31/96-12/31/99  $17,782.41   77.82%     21.15%                 3    12/31/96-12/31/99  $14,398.70   43.99%     12.92%
  4    12/31/95-12/31/99  $21,228.54  112.29%     20.71%                 4    12/31/95-12/31/99  $16,038.82   60.39%     12.54%

Life   01/03/95-12/31/99  $27,964.09  179.64%     22.88%               Life   01/03/95-12/31/99  $17,746.22   77.46%     12.18%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999

         J.P. MORGAN SMALL COMPANY PORTFOLIO                                      LORD ABBETT GROWTH AND INCOME PORTFOLIO

Number                               Cumulative  Compound              Number                               Cumulative  Compound
  of                                   Growth     Growth                 of                                   Growth     Growth
Years       Periods        Amount       Rate       Rate                Years       Periods        Amount       Rate       Rate
  1    12/31/98-12/31/99  $14,215.14    42.15%    42.15%                 1    12/31/98-12/31/99  $11,492.88    14.93%    14.93%
  2    12/31/97-12/31/99  $13,224.15    32.24%    15.00%                 2    12/31/97-12/31/99  $12,772.41    27.72%    13.02%
  3    12/31/96-12/31/99  $15,947.76    59.48%    16.83%                 3    12/31/96-12/31/99  $15,675.29    56.75%    16.16%
  4    12/31/95-12/31/99  $19,120.06    91.20%    17.59%                 4    12/31/95-12/31/99  $18,422.63    84.23%    16.50%
                                                                         5    12/31/94-12/31/99  $23,546.14   135.46%    18.68%
                                                                        10    12/31/89-12/31/99  $38,545.98   285.46%    14.45%

Life   01/03/95-12/31/99  $25,016.70  150.17%     20.16%               Life   12/11/89-12/31/99  $38,786.45   287.86%    14.43%

         MFS/SUN LIFE CAPITAL APPRECIATION SERIES                                   MFS/SUN LIFE EMERGING GROWTH SERIES

Number                               Cumulative  Compound              Number                               Cumulative  Compound
  of                                   Growth     Growth                 of                                   Growth     Growth
Years       Periods        Amount       Rate       Rate                Years       Periods        Amount       Rate       Rate
  1    12/31/98-12/31/99  $13,056.63    30.57%    30.57%                 1    12/31/98-12/31/99  $17,307.53    73.08%    73.08%
  2    12/31/97-12/31/99  $16.544.27    65.44%    28.62%                 2    12/31/97-12/31/99  $22,813.26   128.13%    51.04%
  3    12/31/96-12/31/99  $20,055.04   100.55%    26.11%                 3    12/31/96-12/31/99  $27,384.57   173.85%    39.91%
  4    12/31/95-12/31/99  $23,982.82   139.83%    24.44%                 4    12/31/95-12/31/99  $31,578.61   215.79%    33.31%
  5    12/31/94-12/31/99  $31,747.84   217.48%    25.99%
 10    12/31/89-12/31/99  $48,304.12   383.04%    17.06%

Life   06/12/85-12/31/99  $94,410.25   844.10%    16.68%               Life   05/01/95-12/31/99  $39,629.37   296.29%    34.31%

        MFS/SUN LIFE GOVERNMENT SECURITIES SERIES                                    MFS/SUN LIFE HIGH YIELD SERIES

Number                               Cumulative  Compound              Number                               Cumulative  Compound
  of                                   Growth     Growth                 of                                   Growth     Growth
Years       Periods        Amount       Rate       Rate                Years       Periods        Amount       Rate       Rate
  1    12/31/98-12/31/99   $9,655.30   (3.45)%    (3.45)%                1    12/31/98-12/31/99  $10,525.95    5.26%      5.26%
  2    12/31/97-12/31/99  $10,332.62    3.33%      1.65%                 2    12/31/97-12/31/99  $10,423.17    4.23%      2.09%
  3    12/31/96-12/31/99  $11,059.39   10.59%      3.41%                 3    12/31/96-12/31/99  $11.619.47   16.19%      5.13%
  4    12/31/95-12/31/99  $11,065.72   10.66%      2.56%                 4    12/31/95-12/31/99  $12,824.98   28.25%      6.42%
  5    12/31/94-12/31/99  $12,818.33   28.18%      5.09%                 5    12/31/94-12/31/99  $14,764.69   47.65%      8.10%
 10    12/31/89-12/31/99  $16,981.39   69.81%      5.44%                10    12/31/89-12/31/99  $22,890.29  128.90%      8.63%

Life   06/12/85-12/31/99  $24,089.38  140.89%      6.23%               Life   06/12/85-12/31/99  $29,167.10  191.67%      7.63%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999


         MFS/SUN LIFE NEW DISCOVERY SERIES                                 MFS/SUN LIFE TOTAL RETURN SERIES

Number                               Cumulative  Compound              Number                               Cumulative  Compound
  of                                   Growth     Growth                 of                                   Growth     Growth
Years       Periods        Amount       Rate       Rate                Years       Periods        Amount       Rate       Rate*
  1    12/31/98-12/31/99  $15,770.86   57.71%     57.71%                 1    12/31/98-12/31/99  $10,121.72    1.22%      1.22%
                                                                         2    12/31/97-12/31/99  $11,131.46   11.31%      5.51%
                                                                         3    12/31/96-12/31/99  $13,368.35   33.68%     10.16%
                                                                         4    12/31/95-12/31/99  $15,014.44   50.14%     10.69%
                                                                         5    12/31/94-12/31/99  $18,731.52   87.32%     13.37%
                                                                        10    12/31/89-12/31/99  $26,038.54  160.39%     10.04%

Life   05/06/98-12/31/99  $16,578.18   65.78%     35.73%               Life   05/11/88-12/31/99  $31,541.53  215.42%     10.37%

  MFS/SUN LIFE MASSACHUSETTS INVESTORS GROWTH STOCK SERIES                MFS/SUN LIFE MASSACHUSETTS INVESTORS TRUST SERIES

Number                               Cumulative  Compound              Number                               Cumulative  Compound
  of                                   Growth     Growth                 of                                   Growth     Growth
Years       Periods        Amount       Rate       Rate                Years       Periods        Amount       Rate       Rate
  1    12/31/98-12/31/99  $13,366.57   33.67%     33.67%                 1    12/31/98-12/31/99  $10,551.02    5.51%      5.51%
                                                                         2    12/31/97-12/31/99  $12,864.97   28.65%     13.42%
                                                                         3    12/31/96-12/31/99  $16,710.68   67.11%     18.67%
                                                                         4    12/31/95-12/31/99  $20,629.29  106.29%     19.85%
                                                                         5    12/31/94-12/31/99  $27,908.94  179.09%     22.79%
                                                                        10    12/31/89-12/31/99  $38,624.33  286.24%     14.47%

Life   05/06/98-12/31/99  $15,969.12   59.69%     32.69%               Life   11/14/86-12/31/99  $52,650.66  426.51%     13.49%


* For periods of less than one year, the growth rates listed are not annualized.

                           NON-STANDARDIZED INVESTMENT PERFORMANCE*
$10,000 invested in this Fund under a                                                        ...would have grown to this amount
Futurity III Contract, this many years ago...                                                              on December 31, 1999


               MFS/SUN LIFE UTILITIES SERIES                                             OCC EQUITY PORTFOLIO

Number                               Cumulative  Compound              Number                               Cumulative  Compound
  of                                   Growth     Growth                 of                                   Growth     Growth
Years       Periods        Amount       Rate       Rate                Years       Periods        Amount       Rate       Rate
  1    12/31/98-12/31/99  $12,925.23   29.25%     29.25%                 1    12/31/98-12/31/99  $10,094.64    0.95%      0.95%
  2    12/31/97-12/31/99  $14,957.65   49.58%     22.30%                 2    12/31/97-12/31/99  $11,117.38   11.17%      5.44%
  3    12/31/96-12/31/99  $19,543.40   95.43%     25.03%                 3    12/31/96-12/31/99  $13,858.80   38.59%     11.49%
  4    12/31/95-12/31/99  $23,157.85  131.58%     23.36%                 4    12/31/95-12/31/99  $16,830.39   68.30%     13.90%
  5    12/31/94-12/31/99  $30,178.17  201.78%     24.72%                 5    12/31/94-12/31/99  $23,008.02  130.08%     18.13%
                                                                        10    12/31/89-12/31/99  $36,035.84  260.36%     13.68%

Life   11/16/93-12/31/99  $28,240.75  182.41%     18.48%               Life   08/01/88-12/31/99  $44,061.74  340.62%     13.87%

              OCC MANAGED PORTFOLIO                                                         OCC MID CAP PORTFOLIO

Number                               Cumulative  Compound              Number                               Cumulative  Compound
  of                                   Growth     Growth                 of                                   Growth     Growth
Years       Periods        Amount       Rate       Rate                Years       Periods        Amount       Rate       Rate
  1    12/31/98-12/31/99  $10,336.37    3.36%      3.36%                 1    12/31/98-12/31/99  $11,975.34   19.75%     19.75%
  2    12/31/97-12/31/99  $10,901.07    9.01%      4.41%
  3    12/31/96-12/31/99  $13,125.14   31.25%      9.49%
  4    12/31/95-12/31/99  $15,862.69   58.63%     12.23%
  5    12/31/94-12/31/99  $22,730.84  127.31%     17.85%
 10    12/31/89-12/31/99  $39,710.86  297.11%     14.79%

Life   08/01/88-12/31/99  $53,755.34  437.55%     15.87%               Life   02/09/98-12/31/99  $11,617.56   16.18%      8.25%


               OCC SMALL CAP PORTFOLIO                                            SUN CAPITAL BLUE CHIP MID CAP FUND

Number                               Cumulative  Compound              Number                               Cumulative  Compound
  of                                   Growth     Growth                 of                                   Growth     Growth
Years       Periods        Amount       Rate       Rate                Years       Periods        Amount       Rate       Rate*
  1    12/31/98-12/31/99   $9,664.33   (3.36)%    (3.36)%
  2    12/31/97-12/31/99   $8,655.46  (13.45)%    (6.97)%
  3    12/31/96-12/31/99  $10,416.55    4.17%      1.37%
  4    12/31/95-12/31/99  $12,174.12   21.74%      5.04%
  5    12/31/94-12/31/99  $13,810.30   38.10%      6.67%
 10    12/31/89-12/31/99  $24,535.54  145.36%      9.39%

Life   08/01/88-12/31/99  $28,945.18  189.45%      9.76%               Life   09/13/99-12/31/99  $12,622.79   26.23%     26.23%


                SUN CAPITAL INVESTMENT GRADE BOND FUND                           SUN CAPITAL INVESTORS FOUNDATION FUND

Number                               Cumulative  Compound              Number                               Cumulative  Compound
  of                                   Growth     Growth                 of                                   Growth     Growth
Years       Periods        Amount       Rate       Rate                Years       Periods        Amount       Rate       Rate*
  1    12/31/98-12/31/99   $9,786.70   (2.13)%    (2.13)%






Life   12/07/98-12/31/99   $9,780.63   (2.19)%    (2.06)%              Life   09/13/99-12/31/99  $11,136.04   11.36%     11.36%


           SUN CAPITAL MONEY MARKET FUND                                           SUN CAPITAL REAL ESTATE FUND

Number                               Cumulative  Compound              Number                               Cumulative  Compound
  of                                   Growth     Growth                 of                                   Growth     Growth
Years       Periods        Amount       Rate       Rate                Years       Periods        Amount       Rate       Rate
  1    12/31/98-12/31/99  $10,302.27    3.02%      3.02%                 1    12/31/98-12/31/99   $9,460.71   (5.39)%    (5.39)%

Life   12/07/98-12/31/99  $10,321.38    3.21%      3.01%               Life   12/07/98-12/31/99   $9,386.36   (6.14)%    (5.77)%



            SUN CAPITAL SELECT EQUITY FUND

Number                               Cumulative  Compound
  of                                   Growth     Growth
Years       Periods        Amount       Rate       Rate*

Life   09/13/99-12/31/99  $12,579.19   25.79%     25.79%


* For periods of less than one year, the growth rates listed are not annualized.

                           ADVERTISING AND SALES LITERATURE

          As set forth in the Prospectus, the Company may refer to the following organizations (and others) in its marketing materials:

          A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company.

          DUFF & PHELPS CREDIT RATING Company's Insurance Company Claims Paying Ability Rating is an independent evaluation by a nationally accredited rating organization of an insurance company's ability to meet its future obligations under the contracts and products it sells. The rating takes into account both quantitative and qualitative factors.

          LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

          STANDARD & POOR'S insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations of its insurance policies in accordance with their terms.

          VARDS (Variable Annuity Research Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

          MOODY'S Investors Services, Inc.'s insurance claims-paying rating is a system of rating an insurance company's financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

          STANDARD & POOR'S INDEX - broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm. The index tracks 400 industrial company stocks, 20 transportation stocks, 40 financial company stocks, and 40 public utilities.

          NASDAQ-OTC Price Index - this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market valueweighted and was introduced with a base of 100.00 on February 5, 1971.

          DOW JONES INDUSTRIAL AVERAGE (DJIA) - price-weighted average of 30 actively traded blue chip stocks, primarily industrials, but including American Express Company and American Telephone and Telegraph Company. Prepared and Published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

          MORNINGSTAR, Inc. is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities. This coverage for mutual funds includes, among other information, performance analysis rankings, risk rankings (e.g. aggressive, moderate or conservative), and "style box" matrices. Style box matrices display, for equity funds, the investment philosophy and size of the companies in which the fund invests and, for fixed-income funds, interest rate sensitivity and credit quality of the investment instruments.

          IBBOTSON ASSOCIATES, Inc. is a consulting firm that provides a variety of historical data, including total return, capital appreciation and income, on the stock market as well as other investment asset classes, and inflation. This information will be used primarily for comparative purposes and to illustrate general financial planning principles.

          In its advertisements and other sales literature for the Variable Account and the Series Fund, the Company intends to illustrate the advantages of the Contracts in a number of ways:

          DOLLAR-COST AVERAGING ILLUSTRATIONS. These illustrations will generally discuss the price-leveling effect of making regular investments in the same Sub-Accounts over a period of time, to take advantage of the trends in market prices of the portfolio securities purchased by those Sub-Accounts.

          SYSTEMATIC WITHDRAWAL PROGRAM. A service provided by the Company, through which a Participant may take any distribution allowed by Internal Revenue Code Section 401 (a) (9) in the case of Qualified Contracts, or permitted under Internal Revenue Code Section 72 in the case of Non-Qualified Contracts, by way of a series of partial withdrawals. Withdrawals under this program may be fully or partially includible in income and may be subject to a 10% penalty tax. Consult your tax advisor.

          THE COMPANY'S AND THE FUNDS' CUSTOMERS. Sales literature for the Variable Account and the Funds may refer to the number of clients which they serve.

          THE COMPANY'S ASSETS, SIZE. The Company may discuss its general financial condition (see, for example, the references to Standard & Poor's, Duff & Phelps and A.M. Best Company above); it may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria. For example, at December 31, 1998, the Company was the 36th largest U.S. life insurance company based upon overall assets.

          COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of limitation, the literature may emphasize the potential savings through tax deferral; the potential advantage of the Variable Account over the Fixed Account; and the compounding effect when a participant makes regular deposits to his or her account.

          The Company may use hypothetical illustrations of the benefits of tax deferral, including but not limited to the following chart:

          The chart below assumes an initial investment of $10,000 which remains fully invested for the entire time period, an 8% annual return, and a 33% combined federal and state income tax rate. It compares how three different investments might fare over 10, 20, and 30 years. The first example illustrates an investment in a non-tax-deferred account and assumes that taxes are paid annually out of that account. The second example illustrates how the same investment would grow in a tax-deferred investment, such as an annuity. And the third example illustrates the net value of the tax-deferred investment after paying taxes on the full account value.

--------------------------------------------------------------------------------
                                      10 YEARS       20 YEARS       30 YEARS
--------------------------------------------------------------------------------
 Non-Tax-Deferred Account              $16,856        $28,413       $ 47,893
--------------------------------------------------------------------------------
 Tax-Deferred Account                  $21,589        $46,610       $100,627
--------------------------------------------------------------------------------
 Tax-Deferred Account After            $17,765        $34,528       $ 70,720
--------------------------------------------------------------------------------
 Paying Taxes
--------------------------------------------------------------------------------

THIS ILLUSTRATION IS HYPOTHETICAL AND DOES NOT REPRESENT THE PROJECTED PERFORMANCE OF THE CONTRACTS OR ANY OF ITS INVESTMENT OPTIONS. THE ILLUSTRATION DOES NOT REFLECT THE DEDUCTION OF ANY CHARGES OR FEES RELATED TO PORTFOLIO MANAGEMENT, MORTALITY AND EXPENSE, OR ACCOUNT ADMINISTRATION. TAXES ON EARNINGS WITHIN AN ANNUITY ARE DUE UPON WITHDRAWAL. WITHDRAWALS MAY ALSO BE SUBJECT TO SURRENDER CHARGES AND, IF MADE PRIOR TO AGE 59 1/2, A 10% FEDERAL PENALTY TAX.

TAX-DEFERRED ACCUMULATION


     In general, individuals who own annuity contracts are not taxed on increases in the value of their annuity contracts until some form of distribution is made under the contract. As a result, the annuity contract would benefit from tax deferral during the contract's accumulation phase; this would have the effect of permitting an investment in an annuity contract to grow more rapidly that a comparable investment under which increases in value are taxed on a current basis.

     In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax-deferred compounding on the Variable Account's investment returns. We may illustrate these effects in charts or graphs and from time to time may include comparisons of returns under the Contracts or in general on a tax-deferred basis, with the returns on a taxable basis. Different tax rates may be assumed. Any such illustrative chart or graph would show accumulations on an initial investment or Purchase Payment, assuming a given amount (including the applicable interest credit), hypothetical gross annual returns compounded annually, and a stated rate of return. The values shown for the taxable investment would not include any deduction for management fees or other expenses, but would assume the annual deduction of federal and state taxes from investment returns. The values shown for the Contracts in a chart would reflect the deduction of Contract expenses, such as the mortality and expense risk charge, the 0.15% administrative charge, and the annual Account Fee. In addition, the values shown would assume that the Participant has not surrendered his or her Contract or made any partial surrenders until the end of the period shown. The chart would assume a full surrender at the end of the period shown and the payment of federal and state taxes, at a rate of not more than 33%, on the amount in excess of the Purchase Payments.

     In developing illustrative tax deferral charts, we will observe these general principles:

         -  The assumed rate of earnings will be realistic.
         - The illustrative chart will accurately depict the effect of all fees and charges or provide a narrative that prominently discloses all fees and charges under the Contract.
         - Charts comparing accumulation values for tax-deferred and non-tax-deferred investments will depict the implications of any surrender.
         - A narrative accompanying the chart will prominently disclose that there may be a 10% tax penalty on a surrender by a Participant who has not reached age 59 1/2 at the time of surrender.

     The rates of return illustrated in any chart would be hypothetical and are not an estimate or guaranty of performance. Actual tax returns may vary for among Participants.

                                     CALCULATIONS

EXAMPLE OF VARIABLE ACCUMULATION UNIT VALUE CALCULATION

     Suppose the net asset value of a Fund share at the end of the current valuation period is $18.38; at the end of the immediately preceding valuation period was $18.32; the Valuation Period is one day; and no dividends or distributions caused Fund shares to go "ex-dividend" during the current Valuation Period. $18.38 divided by $18.32 is 1.00327511. Subtracting the one day risk factor for mortality and expense risks and the administrative expense charge of .00004280 (the daily equivalent of the current maximum charge of 1.55% on an annual basis) gives a net investment factor of
1.00323231. If the value of the variable accumulation unit for the immediately preceding valuation period had been 14.5645672, the value for the current valuation period would be 14.6116444 (14.5645672 X 1.00323231).

EXAMPLE OF VARIABLE ANNUITY UNIT CALCULATION

     Suppose the circumstances of the first example exist, and the value of an annuity unit for the immediately preceding valuation period had been
12.3456789. If the first variable annuity payment is determined by using an annuity payment based on an assumed interest rate of 3% per year, the value of the annuity unit for the current valuation period would be 12.3456789 (12.3456789 X 1.00323648 (the Net Investment Factor) (based on the daily equivalent of maximum annuity phase charge of 1.40% on an annual basis) X 0.99991902). 0.99991902 is the factor, for a one day Valuation Period, that neutralizes the assumed interest rate of 3% per year used to establish the Annuity Payment Rates found in certain Contracts.

EXAMPLE OF VARIABLE ANNUITY PAYMENT CALCULATION

    Suppose that a Participant Account is credited with 8,765.4321 variable accumulation units of a particular Sub-Account but is not credited with any fixed accumulation units; that the variable accumulation unit value and the annuity unit value for the particular Sub-Account for the valuation period which ends immediately preceding the annuity commencement date are 14.5645672 and 12.3456789 respectively; that the annuity payment rate for the age and option elected is $6.78 per $1,000; and that the annuity unit value on the day prior to the second variable annuity payment date is 12.3846153. The first variable annuity payment would be $865.57 (8,765.4321 X 14.5645672 X
6.78 divided by 1,000).  The number of annuity units credited would be
70.1112 ($865.57 divided by 12.3456789) and the second variable annuity payment would be $868.30 (70.1112 X 12.3846153).

                           DISTRIBUTION OF THE CONTRACTS

          We offer the Contracts on a continuous basis. The Contracts are sold by licensed insurance agents in those states where the Contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor and principal underwriter of the Contracts, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of the Company. Clarendon is registered with the SEC under the Securities Exchange Act of 1934 as broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain other annuity contracts issued by the Company and its wholly-owned subsidiary, Sun Life Insurance and Annuity Company of New York, and variable life insurance contracts issued by the Company.

          Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 6.50% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 0.50% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. The Company reserves the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of the Contracts or Certificates or other contracts offered by the Company. Promotional incentives may change at any time. Commissions will not be paid with respect to Participant Accounts established for the personal account of employees of the Company or any of its affiliates, or of persons engaged in the distribution of the Contracts, or of immediate family members of such employees or persons. In addition, commissions may be waived or reduced in connection with certain transactions described in the Prospectus under the heading "Waivers; Reduced Charges; Credits; Bonus Guaranteed Interest Rates."

                       DESIGNATION AND CHANGE OF BENEFICIARY

          The Beneficiary designation in the Application will remain in effect until changed.

          Subject to the rights of an irrevocably designated Beneficiary, you may change or revoke the designation of Beneficiary by filing the change or revocation with us in the form we require. The change or revocation will not be binding on us until we receive it. When we receive it, the change or revocation will be effective as of the date on which it was signed, but the change or revocation will be without prejudice to us on account of any payment we make or any action we take before receiving the change or revocation.

          Please refer to the terms of your particular retirement plan and any applicable legislation for any restrictions on the beneficiary designation.

                                     CUSTODIAN

          We are the Custodian of the assets of the Variable Account. We will purchase Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for annuity reserves held in the Variable Account.

                                FINANCIAL STATEMENTS


          The Financial Statements of Sun Life of Canada (U.S.) Variable Account F for the year ended December 31, 1999 included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION -- December 31, 1999

ASSETS:                                                         Shares         Cost          Value
Investments in:                                               ----------   ------------   ------------
    AIM Variable Insurance Fund, Inc.
      V.I. Capital Appreciation Fund ("AIM1")...............     255,687   $  6,981,155   $  9,097,348
      V.I. Growth Fund ("AIM2").............................     741,254     20,293,321     23,905,448
      V.I. Growth and Income Fund ("AIM3")..................     981,255     25,698,056     30,997,847
      V.I. International Equity Fund ("AIM4")...............     663,340     14,275,089     19,429,224
    The Alger American Fund
      Growth Portfolio ("AL1")..............................     591,197     33,048,256     38,061,287
      Income and Growth Portfolio ("AL2")...................   1,129,592     15,318,235     19,858,219
      Small Capitalization Portfolio ("AL3")................     119,865      5,181,035      6,610,539
    Goldman Sachs Variable Insurance Trust
      VIT CORE(SM) Large Cap Growth Fund ("GS1")............     985,947     12,493,582     15,577,956
      VIT CORE(SM) Small Cap Equity Fund ("GS2")............     169,591      1,540,419      1,797,668
      VIT CORE(SM) U.S. Equity Fund ("GS3").................   1,288,723     16,049,358     18,016,345
      VIT Growth and Income Fund ("GS4")....................     498,885      5,372,735      5,432,857
      VIT International Equity Fund ("GS5").................     188,532      2,450,696      2,728,066
    J.P. Morgan Series Trust II
      U.S. Disciplined Equity Portfolio ("JP1").............     887,236     14,979,632     15,393,540
      International Opportunities Portfolio ("JP2").........     238,484      2,857,497      3,298,239
      Small Company Portfolio ("JP3").......................      89,517      1,161,883      1,497,621
    Lord Abbett Series Fund, Inc.
      Growth and Income Portfolio ("LA1")...................     946,232     21,136,754     20,968,509
    MFS/Sun Life Series Trust
      Capital Appreciation Series ("CAS")...................     277,227     12,143,992     15,002,355
      Emerging Growth Series ("EGS")........................     772,757     19,942,257     31,124,303
      High Yield Series ("HYS").............................   1,387,022     12,467,981     12,505,613
      Money Market ("MMS")..................................   7,058,196      7,058,196      7,058,196
      Utilities Series ("UTS")..............................     949,600     16,114,520     18,839,274
      Government Securities Series ("GSS")..................   1,192,434     15,134,821     14,877,998
      Total Return Series ("TRS")...........................     142,102      2,643,887      2,665,736
      Massachusetts Investors Trust Series ("MIT")..........     206,245      7,440,462      7,826,694
      New Discovery Series ("NWD")..........................     116,796      1,515,491      1,973,431
      Massachusetts Investors Growth Stock
       Series ("MIS").......................................     517,193      7,122,612      8,342,950
    OCC Accumulation Trust
      Equity Portfolio ("OP1")..............................     332,052     12,587,611     12,471,865
      Mid Cap Portfolio ("OP2").............................     360,177      3,599,355      4,188,853
      Small Cap Portfolio ("OP3")...........................     125,799      2,848,635      2,832,996
      Managed Portfolio ("OP4").............................      56,761      2,479,633      2,477,620
    Salomon Brothers Variable Series Funds, Inc.
      Variable Capital Fund ("SB1").........................      28,306        318,508        386,941
      Variable Investors Fund ("SB2").......................      54,050        608,228        661,035
      Variable Strategic Bond Fund ("SB3")..................     701,256      7,086,047      6,774,136
      Variable Total Return Fund ("SB4")....................     649,718      6,792,139      6,646,615
    Sun Capital Advisers Trust
      Sun Capital Money Market Fund ("SCA1")................  11,347,946     11,347,946     11,347,946
      Sun Capital Investment Grade Bond Fund ("SCA2").......     882,011      8,403,348      8,236,211
      Sun Capital Real Estate Fund ("SCA3").................     146,885      1,384,282      1,313,801
      Sun Capital Select Equity Fund ("SCA4")...............     106,584      1,129,237      1,346,991
      Sun Capital Blue Chip Mid Cap Fund ("SCA5")...........     241,145      2,528,473      2,966,087
      Sun Capital Investors Foundation Fund ("SCA6")........      44,737        446,889        500,802
    Warburg Pincus Trust
      Emerging Markets Portolio ("WP1").....................     156,084      1,879,019      2,213,268
      International Equity Portfolio ("WP2")................      72,377        925,062      1,208,689
      Post-Venture Capital Portfolio ("WP3")................      39,356        555,678        757,995
      Small Company Growth Portfolio ("WP4")................     142,923      2,639,880      3,744,591
                                                                           ------------   ------------
                                                                           $367,981,892   $422,963,705
                                                                           ============
OTHER ASSETS:
  Receivable from sponsor..............................................................            313
                                                                                          ------------
        Net assets.....................................................................   $422,964,018
                                                                                          ============

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION -- December 31, 1999 -- continued

                                                                  Applicable to Owners of
                                                            Deferred Variable Annuity Contracts     Reserve for
                                                           --------------------------------------    Variable
                                                             Units     Unit Value       Value        Annuities       Total
                                                           ---------   ----------   -------------   -----------   ------------
 NET ASSETS APPLICABLE CONTRACT OWNERS:
   FUTURITY CONTRACTS:
   AIM Variable Insurance Fund, Inc
     V.I. Capital Appreciation Fund......................   227,735     $16.0639    $  3,658,220      $ 20,442    $  3,678,662
     V.I. Growth Fund....................................   442,430      16.6782       7,378,831        15,694       7,394,525
     V.I. Growth and Income Fund.........................   799,385      14.9550      11,954,650        --          11,954,650
     V.I. International Equity Fund......................   458,813      16.8153       7,714,633        18,492       7,733,125
   The Alger American Fund
     Growth Portfolio....................................   755,329      16.6799      12,598,909        19,591      12,618,500
     Income and Growth Portfolio.........................   434,832      16.6354       7,233,458        --           7,233,458
     Small Capitalization Portfolio......................   182,220      14.6937       2,677,436        --           2,677,436
   Goldman Sachs Variable Insurance Trust
     VIT CORE(SM) Large-Cap Growth Fund..................   423,081      14.6906       6,215,258        30,248       6,245,506
     VIT CORE(SM) Small Cap Equity Fund..................    80,363      10.3704         833,389        21,975         855,364
     VIT CORE(SM) U.S. Equity Fund.......................   575,303      13.8599       7,973,615         1,746       7,975,361
     VIT Growth and Income Fund..........................   301,072       9.6158       2,895,047        --           2,895,047
     VIT International Equity Fund.......................    62,975      13.6576         860,104        14,975         875,079
   J.P. Morgan Series Trust II
     U.S. Disciplined Equity Portfolio...................   568,955      12.6575       7,200,012        16,167       7,216,179
     International Opportunities Portfolio...............   105,324      12.4536       1,311,641        14,966       1,326,607
     Small Company Portfolio.............................    41,135      11.8980         488,979        --             488,979
   Lord Abbett Series Fund, Inc.
     Growth and Income Portfolio.........................   681,170      11.6064       7,905,869        --           7,905,869
   MFS/Sun Life Series Trust
     Capital Appreciation Series.........................   490,436      14.8787       7,297,103        18,186       7,315,289
     Emerging Growth Series..............................   644,429      21.1132      13,605,969        24,357      13,630,326
     High Yield Series...................................   581,114      10.1846       5,918,296        30,070       5,948,366
     Money Market........................................   663,091      10.6449       7,058,196        --           7,058,196
     Utilities Series....................................   762,245      13.4418      10,246,498        38,625      10,285,123
     Government Securities Series........................   635,712      10.2352       6,507,038        38,668       6,545,706
   OCC Accumulation Trust
     Equity Portfolio....................................   770,005      10.6854       8,228,328         1,399       8,229,727
     Mid Cap Portfolio...................................   208,499      11.6402       2,426,934        16,257       2,443,191
     Small Cap Portfolio.................................   235,529       7.9927       1,882,593        12,267       1,894,860
   Salomon Brothers Variable Series Funds, Inc.
     Variable Capital Fund...............................    29,639      13.0553         386,941        --             386,941
     Variable Investors Fund.............................    58,715      11.2585         661,035        --             661,035
     Variable Strategic Bond Fund........................   649,260      10.3875       6,743,944        29,428       6,773,372
     Variable Total Return Fund..........................   657,323      10.0870       6,630,414        15,568       6,645,982
   Warburg Pincus Trust
     Emerging Markets Portfolio..........................    68,070      13.1613         895,490        19,339         914,829
     International Equity Portfolio......................    52,931      13.7221         726,022        --             726,022
     Post-Venture Capital Portfolio......................    21,318      14.8836         317,283        22,511         339,794
     Small Company Growth Portfolio......................   153,457      14.7515       2,263,671        --           2,263,671
                                                                                    ------------      --------    ------------
                                                                                    $170,695,806      $440,971    $171,136,777
                                                                                    ------------      --------    ------------

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION -- December 31, 1999 -- continued

                                                                Applicable to Owners of
                                                          Deferred Variable Annuity Contracts     Reserve for
                                                         --------------------------------------    Variable
                                                           Units      Unit Value      Value        Annuities       Total
                                                         ----------   ----------   ------------   -----------   ------------
   FUTURITY II CONTRACTS:
   AIM Variable Insurance Fund, Inc.
     V.I. Capital Appreciation Fund....................     299,649    $16.1116    $  4,827,802   $    8,726    $  4,836,528
     V.I. Growth Fund..................................     997,502     15.1070      15,069,053       79,067      15,148,120
     V.I. Growth and Income Fund.......................   1,213,444     14.6474      17,773,822        7,527      17,781,349
     V.I. International Equity Fund....................     659,564     16.1369      10,643,339      105,296      10,748,635
   The Alger American Fund
     Growth Portfolio..................................   1,620,151     14.7688      23,927,733        7,327      23,935,060
     Income and Growth Portfolio.......................     755,933     15.4887      11,708,323      129,522      11,837,845
     Small Capitalization Portfolio....................     221,946     16.0647       3,565,453       62,046       3,627,499
   Goldman Sachs Variable Insurance Trust..............
     VIT CORE(SM) Large Cap Growth Fund................     610,853     14.6991       8,978,980       81,371       9,060,351
     VIT CORE(SM) Small Cap Equity Fund................      71,821     12.5954         904,609       --             904,609
     VIT CORE(SM) U.S. Equity Fund.....................     714,634     13.2821       9,491,693       37,088       9,528,781
     VIT Growth and Income Fund........................     202,285     10.7721       2,179,037       --           2,179,037
     VIT International Equity Fund.....................     119,879     13.7806       1,651,950       10,048       1,661,998
   J.P. Morgan Series Trust II
     U.S. Disciplined Equity Portfolio.................     625,004     12.5201       7,825,090        2,878       7,827,968
     International Opportunities Portfolio.............     118,543     14.1565       1,678,149        8,055       1,686,204
     Small Company Portfolio...........................      57,635     15.4528         890,606       --             890,606
   Lord Abbett Series Fund, Inc.
     Growth and Income Portfolio.......................     982,146     12.1973      11,979,747       --          11,979,747
   MFS/Sun Life Series Trust
     Capital Appreciation Series.......................     500,296     14.5469       7,277,799       46,064       7,323,863
     Emerging Growth Series............................     804,467     19.5404      15,719,228       66,614      15,785,842
     High Yield Series.................................     554,000     10.5249       5,830,887       47,861       5,878,748
     Utilities Series..................................     552,461     13.6365       7,533,885      151,724       7,685,609
     Government Securities Series......................     807,566      9.6303       7,777,300       22,972       7,800,272
     Total Return Series...............................     211,045      9.7515       2,058,019       79,388       2,137,407
     Massachusetts Investors Trust Series..............     629,184     10.3311       6,499,923        3,822       6,503,745
     New Discovery Series..............................      99,212     15.7992       1,567,598       --           1,567,598
     Massachusetts Investors Growth Stock Series.......     554,180     12.7880       7,086,871       70,749       7,157,620
   OCC Accumulation Trust
     Equity Portfolio..................................     388,617     10.6953       4,156,707        9,385       4,166,092
     Mid Cap Portfolio.................................     108,852     12.7334       1,386,020       31,822       1,417,842
     Small Cap Portfolio...............................      88,598     10.0200         887,738        6,663         894,401
     Managed Portfolio.................................     196,817     10.9043       2,146,181       --           2,146,181
   Sun Capital Advisers Trust
     Sun Capital Money Market Fund.....................     699,550     10.3353       7,227,674       --           7,227,674
     Sun Capital Investment Grade Bond Fund............     768,145      9.7835       7,513,643      272,953       7,786,596
     Sun Capital Real Estate Fund......................     131,848      9.5549       1,260,492       10,151       1,270,643
     Sun Capital Select Equity Fund....................      96,820     12.4016       1,200,685       --           1,200,685
     Sun Capital Blue Chip Mid Cap Fund................     217,115     12.4368       2,700,610       --           2,700,610
     Sun Capital Investors Foundation Fund.............      43,869     10.9954         482,321        5,356         487,677
   Warburg Pincus Trust
     Emerging Markets Portfolio........................      67,177     18.7689       1,260,819       --           1,260,819
     International Equity Portfolio....................      29,939     15.6899         469,714       --             469,714
     Post-Venture Capital Portfolio....................      22,526     18.1439         408,703       --             408,703
     Small Company Growth Portfolio....................      79,878     18.4977       1,477,493       --           1,477,493
                                                                                   ------------   ----------    ------------
                                                                                   $227,025,696   $1,364,475    $228,390,171
                                                                                   ------------   ----------    ------------

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION -- December 31, 1999 -- continued

                                                                     Applicable to Owners of
                                                               Deferred Variable Annuity Contracts    Reserve for
                                                               ------------------------------------    Variable
                                                                 Units     Unit Value      Value       Annuities      Total
                                                               ---------   ----------   -----------   -----------   ----------
   FUTURITY FOCUS CONTRACTS:
   AIM Variable Insurance Fund, Inc.
     V.I. Capital Appreciation Fund..........................    13,617     $14.5809    $  198,546      $ --        $  198,546
     V.I. Growth Fund........................................    35,873      12.6718       454,575        --           454,575
     V.I. Growth and Income Fund.............................    54,107      12.3530       668,377        72,072       740,449
     V.I. International Equity Fund..........................    25,337      15.4607       391,699        --           391,699
   The Alger American Fund
     Growth Portfolio........................................    38,842      11.9744       465,098        71,015       536,113
     Income and Growth Portfolio.............................    32,436      13.3063       431,600        --           431,600
     Small Capitalization Portfolio..........................     9,175      14.3935       132,059        --           132,059
   Goldman Sachs Variable Insurance Trust
     VIT CORE(SM) Large Cap Growth Fund......................     4,085      12.6110        51,512        --            51,512
     VIT CORE(SM) Small Cap Equity Fund......................     1,112      12.6115        14,026        --            14,026
     VIT CORE(SM) U.S. Equity Fund...........................    20,598      11.4782       236,356        --           236,356
     VIT Growth and Income Fund..............................    29,257      10.2122       298,780        --           298,780
     VIT International Equity Fund...........................     8,621      12.8408       110,689        --           110,689
   J.P. Morgan Series Trust II
     U.S. Disciplined Equity Portfolio.......................    18,690      11.3541       212,214        62,890       275,104
     International Opportunities Portfolio...................    12,234      12.9528       158,454        --           158,454
     Small Company Portfolio.................................     2,709      15.2351        41,270        --            41,270
   Lord Abbett Series Fund, Inc.
     Growth and Income Portfolio.............................    40,278      11.1378       448,597        --           448,597
   MFS/Sun Life Series Trust
     Capital Appreciation Series.............................    23,051      13.0937       301,818        --           301,818
     Emerging Growth Series..................................    41,308      16.8156       694,593        98,890       793,483
     High Yield Series.......................................    21,929      10.1744       223,107        --           223,107
     Utilities Series........................................    20,685      12.9391       267,628        --           267,628
     Government Securities Series............................    42,930       9.8048       420,940        --           420,940
     Total Return Series.....................................     8,841       9.7678        86,296        --            86,296
     Massachusetts Investors Trust Series....................    74,478      10.3484       770,599        --           770,599
     New Discovery Series....................................     7,128      15.8255       112,755        --           112,755
     Massachusetts Investors Growth Stock Series.............    29,925      12.8093       383,253        75,517       458,770
   OCC Accumulation Trust
     Equity Portfolio........................................     7,388      10.1788        75,201        --            75,201
     Mid Cap Portfolio.......................................     6,976      12.5548        87,586        --            87,586
     Small Cap Portfolio.....................................     3,882      10.7094        41,574        --            41,574
     Managed Portfolio.......................................     5,669      10.3195        58,501        --            58,501
   Sun Capital Advisers Trust
     Sun Capital Money Market Fund...........................    41,528      10.2760       426,574        --           426,574
     Sun Capital Investment Grade Bond Fund..................    34,584       9.8082       339,122        --           339,122
     Sun Capital Real Estate Fund............................     2,642      10.1759        26,874        --            26,874
     Sun Capital Select Equity Fund..........................     1,940      12.4115        24,085        --            24,085
     Sun Capital Blue Chip Mid Cap Fund......................     2,350      12.4467        29,268        --            29,268
     Sun Capital Investors Foundation Fund...................     1,253      11.0042        13,784        --            13,784
   Warburg Pincus Trust
     Emerging Markets Portfolio..............................     1,472      18.4283        27,121        --            27,121
     International Equity Portfolio..........................       861      15.0418        12,953        --            12,953
     Post-Venture Capital Portfolio..........................       100      16.0808         1,609        --             1,609
     Small Company Growth Portfolio..........................       194      17.6963         3,427        --             3,427
                                                                                        ----------      --------    ----------
                                                                                        $8,742,520      $380,384    $9,122,904
                                                                                        ----------      --------    ----------

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF CONDITION -- December 31, 1999 -- continued

                                                                  Applicable to Owners of
                                                            Deferred Variable Annuity Contracts     Reserve for
                                                           --------------------------------------    Variable
                                                             Units     Unit Value       Value        Annuities       Total
                                                           ---------   ----------   -------------   -----------   ------------
   FUTURITY ACCOLADE CONTRACTS:
   AIM Variable Insurance Fund, Inc.
     V.I. Capital Appreciation Fund......................    27,793     $13.7461    $    382,040    $   --        $    382,040
     V.I. Growth Fund....................................    71,866      12.6219         907,075        --             907,075
     V.I. Growth and Income Fund.........................    41,234      12.7245         524,675        --             524,675
     V.I. International Equity Fund......................    40,021      13.8416         553,946        --             553,946
   The Alger American Fund
     Growth Portfolio....................................    77,992      12.4941         974,439        --             974,439
     Income and Growth Portfolio.........................    25,358      13.9651         354,123        --             354,123
     Small Capitalization Portfolio......................    12,969      13.3871         173,611        --             173,611
   Goldman Sachs Variable Insurance Trust
     VIT CORE(SM) Large Cap Growth Fund..................    17,289      12.6147         218,093        --             218,093
     VIT CORE(SM) Small Cap Equity Fund..................     1,775      12.0375          21,362        --              21,362
     VIT CORE(SM) U.S. Equity Fund.......................    23,427      11.7733         275,804        --             275,804
     VIT Growth and Income Fund..........................     5,354      11.2057          59,993        --              59,993
     VIT International Equity Fund.......................     6,582      12.0983          79,626        --              79,626
   J.P. Morgan Series Trust II
     U.S. Disciplined Equity Portfolio...................     6,455      11.5320          74,439        --              74,439
     International Opportunities Portfolio...............    10,730      11.7681         126,274        --             126,274
     Small Company Portfolio.............................     5,598      13.7122          76,766        --              76,766
   Lord Abbett Series Fund, Inc.
     Growth and Income Portfolio.........................    55,559      11.4167         634,296        --             634,296
   MFS/Sun Life Series Trust
     Capital Appreciation Series.........................     4,427      13.4436          59,522        --              59,522
     Emerging Growth Series..............................    58,261      15.8653         924,342        --             924,342
     High Yield Series...................................    44,229      10.2886         455,044        --             455,044
     Utilities Series....................................    49,859      12.0305         599,829        --             599,829
     Government Securities Series........................    11,012       9.9962         110,071        --             110,071
     Total Return Series.................................    42,271      10.4572         442,050        --             442,050
     Massachusetts Investors Trust Series................    48,386      11.4114         552,168        --             552,168
     New Discovery Series................................    18,482      15.8588         293,078        --             293,078
     Massachusetts Investors Growth Stock Series.........    55,773      13.1026         730,733        --             730,733
   OCC Accumulation Trust
     Equity Portfolio....................................       102      10.7137           1,093        --               1,093
     Mid Cap Portfolio...................................    19,070      12.5624         239,567        --             239,567
     Small Cap Portfolio.................................       102      10.5551           1,076        --               1,076
     Managed Portfolio...................................    25,785      10.5852         272,938        --             272,938
   Sun Capital Advisers Trust
     Sun Capital Money Market Fund.......................   366,623      10.0779       3,693,698        --           3,693,698
     Sun Capital Investment Grade Bond Fund..............    11,553      10.0222         115,768        --             115,768
     Sun Capital Real Estate Fund........................     2,281      10.3018          23,500        --              23,500
     Sun Capital Select Equity Fund......................     9,027      13.5393         122,221        --             122,221
     Sun Capital Blue Chip Mid Cap Fund..................    17,878      13.2132         236,209        --             236,209
     Sun Capital Investors Foundation Fund...............       394      11.9051           4,697        --               4,697
                                                                                    ------------    ----------    ------------
                                                                                    $ 14,314,166    $   --        $ 14,314,166
                                                                                    ------------    ----------    ------------
 Net Assets......................................................................   $420,778,188    $2,185,830    $422,964,018
                                                                                    ============    ==========    ============

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS -- Year Ended December 31, 1999

                                               AIM1          AIM2           AIM3          AIM4          AL1           AL2
                                           Sub-Account    Sub-Account   Sub-Account   Sub-Account   Sub-Account   Sub-Account
                                           ------------  -------------  ------------  ------------  ------------  ------------
 INCOME AND EXPENSES:
   Dividend income and capital gain
    distributions received...............   $  218,016    $  805,064    $   256,606   $    629,298  $ 1,046,126   $   318,108
   Mortality and expense risk charges....      (48,238)     (126,456)      (171,308)      (105,490)    (209,904)     (105,710)
   Distribution expense charges..........       (5,788)      (15,175)       (20,557)       (12,659)     (25,189)      (12,685)
                                            ----------    ----------    -----------   ------------  -----------   -----------
       Net investment income (loss)......   $  163,990    $  663,433    $    64,741   $    511,149  $   811,033   $   199,713
                                            ----------    ----------    -----------   ------------  -----------   -----------
 REALIZED AND UNREALIZED GAINS (LOSSES):
   Realized gains (losses) on investment
    transactions:
     Proceeds from sales.................   $  942,663    $  926,603    $ 2,322,201   $ 15,601,048  $ 3,351,107   $ 1,963,780
     Cost of investments sold............     (859,926)     (793,451)    (1,853,865)   (15,068,813)  (2,750,587)   (1,604,550)
                                            ----------    ----------    -----------   ------------  -----------   -----------
       Net realized gains (losses).......   $   82,737    $  133,152    $   468,336   $    532,235  $   600,520   $   359,230
                                            ----------    ----------    -----------   ------------  -----------   -----------
   Net unrealized appreciation
    (depreciation) on investments:
     End of year.........................   $2,116,193    $3,612,127    $ 5,299,791   $  5,154,135  $ 5,013,031   $ 4,539,984
     Beginning of year...................      128,463       230,796        401,885        135,808      496,292       271,924
                                            ----------    ----------    -----------   ------------  -----------   -----------
       Change in unrealized appreciation
        (depreciation)...................   $1,987,730    $3,381,331    $ 4,897,906   $  5,018,327  $ 4,516,739   $ 4,268,060
                                            ----------    ----------    -----------   ------------  -----------   -----------
     Realized and unrealized gains
      (losses)...........................   $2,070,467    $3,514,483    $ 5,366,242   $  5,550,562  $ 5,117,259   $ 4,627,290
                                            ----------    ----------    -----------   ------------  -----------   -----------
 INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS.............................   $2,234,457    $4,177,916    $ 5,430,983   $  6,061,711  $ 5,928,292   $ 4,827,003
                                            ==========    ==========    ===========   ============  ===========   ===========

                                               AL3            GS1           GS2           GS3           GS4           GS5
                                           Sub-Account    Sub-Account   Sub-Account   Sub-Account   Sub-Account   Sub-Account
                                           ------------  -------------  ------------  ------------  ------------  ------------
 INCOME AND EXPENSES:
   Dividend income and capital gain
    distributions received...............   $  217,832    $   15,486    $     3,930   $    258,153  $    57,072   $   200,160
   Mortality and expense risk charges....      (33,658)      (91,000)       (10,149)      (117,224)     (42,948)      (15,062)
   Distribution expense charges..........       (4,039)      (10,920)        (1,218)       (14,067)      (5,154)       (1,807)
                                            ----------    ----------    -----------   ------------  -----------   -----------
       Net investment income (loss)......   $  180,135    $  (86,434)   $    (7,437)  $    126,862  $     8,970   $   183,291
                                            ----------    ----------    -----------   ------------  -----------   -----------
 REALIZED AND UNREALIZED GAINS (LOSSES):
   Realized gains (losses) on investment
    transactions:
     Proceeds from sales.................   $  439,108    $  837,389    $    78,779   $  3,216,353  $   734,160   $ 3,021,499
     Cost of investments sold............     (412,110)     (718,251)       (84,883)    (2,852,418)    (783,265)   (2,936,829)
                                            ----------    ----------    -----------   ------------  -----------   -----------
       Net realized gains (losses).......   $   26,998    $  119,138    $    (6,104)  $    363,935  $   (49,105)  $    84,670
                                            ----------    ----------    -----------   ------------  -----------   -----------
   Net unrealized appreciation
    (depreciation) on investments:
     End of year.........................   $1,429,504    $3,084,374    $   257,249   $  1,966,987  $    60,122   $   277,370
     Beginning of year...................       96,395       229,353         10,059        296,953      (71,917)       16,662
                                            ----------    ----------    -----------   ------------  -----------   -----------
       Change in unrealized appreciation
        (depreciation)...................   $1,333,109    $2,855,021    $   247,190   $  1,670,034  $   132,039   $   260,708
                                            ----------    ----------    -----------   ------------  -----------   -----------
     Realized and unrealized gains
      (losses)...........................   $1,360,107    $2,974,159    $   241,086   $  2,033,969  $    82,934   $   345,378
                                            ----------    ----------    -----------   ------------  -----------   -----------
 INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS.............................   $1,540,242    $2,887,725    $   233,649   $  2,160,831  $    91,904   $   528,669
                                            ==========    ==========    ===========   ============  ===========   ===========

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS -- Year Ended December 31, 1999 -- continued

                                               JP1            JP2           JP3           LA1           CAS           EGS
                                           Sub-Account    Sub-Account   Sub-Account   Sub-Account   Sub-Account   Sub-Account
                                           ------------  -------------  ------------  ------------  ------------  ------------
 INCOME AND EXPENSES:
   Dividend income and capital gain
    distributions received...............  $ 1,037,611   $    115,004   $    27,796   $ 1,617,324   $   810,381   $   139,054
   Mortality and expense risk charges....     (108,647)       (19,007)       (7,179)     (127,444)     (105,003)     (153,257)
   Distribution expense charges..........      (13,038)        (2,281)         (861)      (15,293)      (12,600)      (18,391)
                                           -----------   ------------   -----------   -----------   -----------   -----------
       Net investment income (loss)......  $   915,926   $     93,716   $    19,756   $ 1,474,587   $   692,778   $   (32,594)
                                           -----------   ------------   -----------   -----------   -----------   -----------
 REALIZED AND UNREALIZED GAINS (LOSSES):
   Realized gains (losses) on investment
    transactions:
     Proceeds from sales.................  $ 2,008,957   $  8,056,697   $   236,007   $ 2,008,566   $ 3,044,424   $ 3,055,305
     Cost of investments sold............   (1,837,516)    (7,969,726)     (235,835)   (1,834,115)   (2,819,552)   (2,405,896)
                                           -----------   ------------   -----------   -----------   -----------   -----------
       Net realized gains (losses).......  $   171,441   $     86,971   $       172   $   174,451   $   224,872   $   649,409
                                           -----------   ------------   -----------   -----------   -----------   -----------
   Net unrealized appreciation
    (depreciation) on investments:
     End of year.........................  $   413,908   $    440,742   $   335,738   $  (168,245)  $ 2,858,363   $11,182,046
     Beginning of year...................       73,661          7,372        (1,240)       21,161       629,805       777,281
                                           -----------   ------------   -----------   -----------   -----------   -----------
       Change in unrealized appreciation
        (depreciation)...................  $   340,247   $    433,370   $   336,978   $  (189,406)  $ 2,228,558   $10,404,765
                                           -----------   ------------   -----------   -----------   -----------   -----------
     Realized and unrealized gains
      (losses)...........................  $   511,688   $    520,341   $   337,150   $   (14,955)  $ 2,453,430   $11,054,174
                                           -----------   ------------   -----------   -----------   -----------   -----------
 INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS.............................  $ 1,427,614   $    614,057   $   356,906   $ 1,459,632   $ 3,146,208   $11,021,580
                                           ===========   ============   ===========   ===========   ===========   ===========

                                              HYS            MMS           UTS           GSS            TRS             MIT
                                          Sub-Account    Sub-Account   Sub-Account   Sub-Account   Sub-Account(a)  Sub-Account(a)
                                          ------------  -------------  ------------  ------------  --------------  --------------
 INCOME AND EXPENSES:
   Dividend income and capital gain
    distributions received..............  $   363,601   $    253,987   $   752,022   $   261,157     $  --           $  --
   Mortality and expense risk charges...      (76,999)       (68,431)     (113,609)      (95,492)         (6,958)        (18,755)
   Distribution expense charges.........       (9,240)        (8,212)      (13,633)      (11,459)           (833)         (2,448)
                                          -----------   ------------   -----------   -----------     -----------     -----------
       Net investment income (loss).....  $   277,362   $    177,344   $   624,780   $   154,206     $    (7,791)    $   (21,203)
                                          -----------   ------------   -----------   -----------     -----------     -----------
 REALIZED AND UNREALIZED GAINS (LOSSES):
   Realized gains (losses) on investment
    transactions:
     Proceeds from sales................  $ 1,826,492   $ 10,080,035   $ 1,851,082   $ 1,930,639     $   222,400     $   246,755
     Cost of investments sold...........   (1,925,559)   (10,080,035)   (1,695,734)   (2,001,852)       (227,128)       (250,495)
                                          -----------   ------------   -----------   -----------     -----------     -----------
       Net realized gains (losses)        $   (99,067)  $    --        $   155,348   $   (71,213)    $    (4,728)    $    (3,740)
                                          -----------   ------------   -----------   -----------     -----------     -----------
   Net unrealized appreciation
    (depreciation) on investments:
     End of year........................  $    37,632   $    --        $ 2,724,754   $  (256,823)    $    21,849     $   386,232
     Beginning of year..................       (2,792)       --            203,450        13,091        --              --
                                          -----------   ------------   -----------   -----------     -----------     -----------
       Change in unrealized appreciation
        (depreciation)..................  $    40,424   $    --        $ 2,521,304   $  (269,914)    $    21,849     $   386,232
                                          -----------   ------------   -----------   -----------     -----------     -----------
     Realized and unrealized gains
      (losses)..........................  $   (58,643)  $    --        $ 2,676,652   $  (341,127)    $    17,121     $   382,492
                                          -----------   ------------   -----------   -----------     -----------     -----------
 INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS............................  $   218,719   $    177,344   $ 3,301,432   $  (186,921)    $     9,330     $   361,289
                                          ===========   ============   ===========   ===========     ===========     ===========

(a) For the period May 17, 1999 (commencement of operations) through December 31, 1999.

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS -- Year Ended December 31, 1999 -- continued

                                            NWD             MIS            OP1           OP2            OP3             OP4
                                       Sub-Account(a)  Sub-Account(a)  Sub-Account   Sub-Account   Sub-Account(a)  Sub-Account(a)
                                       --------------  --------------  ------------  ------------  --------------  --------------
 INCOME AND EXPENSES:
   Dividend income and capital gain
    distributions received...........     $ --           $  --         $   269,757   $    97,793    $      6,172      $   7,352
   Mortality and expense risk
    charges..........................        (5,882)        (18,211)      (109,530)      (30,634)        (22,359)       (13,016)
   Distribution expense charges......          (510)         (2,185)       (13,144)       (3,677)         (2,683)        (1,562)
                                          ---------      ----------    -----------   -----------    ------------      ---------
       Net investment income
        (loss).......................     $  (6,392)     $  (20,396)   $   147,083   $    63,482    $    (18,870)     $  (7,226)
                                          ---------      ----------    -----------   -----------    ------------      ---------
 REALIZED AND UNREALIZED GAINS
  (LOSSES):
   Realized gains (losses) on
    investment transactions:
     Proceeds from sales.............     $ 167,789      $  221,950    $ 2,741,376   $ 2,320,501    $  1,102,903      $ 479,527
     Cost of investments sold........      (142,292)       (191,232)    (2,691,665)   (2,304,988)     (1,068,470)      (477,589)
                                          ---------      ----------    -----------   -----------    ------------      ---------
       Net realized gains (losses)...     $  25,497      $   30,718    $    49,711   $    15,513    $     34,433      $   1,938
                                          ---------      ----------    -----------   -----------    ------------      ---------
   Net unrealized appreciation
    (depreciation) on investments:
     End of year.....................     $ 457,940      $1,220,338    $  (115,746)  $   589,498    $    (15,639)     $  (2,013)
     Beginning of year...............       --              --             201,803        41,964          28,952             54
                                          ---------      ----------    -----------   -----------    ------------      ---------
       Change in unrealized
        appreciation (depreciation)..     $ 457,940      $1,220,338    $  (317,549)  $   547,534    $    (44,591)     $  (2,067)
                                          ---------      ----------    -----------   -----------    ------------      ---------
     Realized and unrealized gains
      (losses).......................     $ 483,437      $1,251,056    $  (267,838)  $   563,047    $    (10,158)     $    (129)
                                          ---------      ----------    -----------   -----------    ------------      ---------
 INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS....................     $ 477,045      $1,230,660    $  (120,755)  $   626,529    $    (29,028)     $  (7,355)
                                          =========      ==========    ===========   ===========    ============      =========

                                            SB1             SB2            SB3           SB4            SCA1            SCA2
                                        Sub-Account     Sub-Account    Sub-Account   Sub-Account    Sub-Account     Sub-Account
                                       --------------  --------------  ------------  ------------  --------------  --------------
 INCOME AND EXPENSES:
   Dividend income and capital gain
    distributions received...........     $  12,405      $    3,356    $   338,324   $   159,436    $    168,701      $ 184,000
   Mortality and expense risk
    charges..........................        (3,905)         (7,109)       (64,914)      (64,618)        (42,246)       (37,321)
   Distribution expense charges......          (468)           (853)        (7,789)       (7,754)         (5,069)        (4,479)
                                          ---------      ----------    -----------   -----------    ------------      ---------
       Net investment income
        (loss).......................     $   8,032      $   (4,606)   $   265,621   $    87,064    $    121,386      $ 142,200
                                          ---------      ----------    -----------   -----------    ------------      ---------
 REALIZED AND UNREALIZED GAINS
  (LOSSES):
   Realized gains (losses) on
    investment transactions:
     Proceeds from sales.............     $  60,590      $  179,526    $ 1,625,079   $ 1,052,022    $ 37,206,979      $ 767,441
     Cost of investments sold........       (52,391)       (157,572)    (1,668,046)   (1,022,206)    (37,206,979)      (795,277)
                                          ---------      ----------    -----------   -----------    ------------      ---------
       Net realized gains (losses)...     $   8,199      $   21,954    $   (42,967)  $    29,816    $   --            $ (27,836)
                                          ---------      ----------    -----------   -----------    ------------      ---------
   Net unrealized appreciation
    (depreciation) on investments:
     End of year.....................     $  68,433      $   52,807    $  (311,911)  $  (145,524)   $   --            $(167,137)
     Beginning of year...............        23,271          19,454        (66,852)       64,469        --                   21
                                          ---------      ----------    -----------   -----------    ------------      ---------
       Change in unrealized
        appreciation (depreciation)..     $  45,162      $   33,353    $  (245,059)  $  (209,993)   $   --            $(167,158)
                                          ---------      ----------    -----------   -----------    ------------      ---------
     Realized and unrealized gains
      (losses).......................     $  53,361      $   55,307    $  (288,026)  $  (180,177)   $   --            $(194,994)
                                          ---------      ----------    -----------   -----------    ------------      ---------
 INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS....................     $  61,393      $   50,701    $   (22,405)  $   (93,113)   $    121,386      $ (52,794)
                                          =========      ==========    ===========   ===========    ============      =========

(a) For the period May 17, 1999 (commencement of operations) through December 31, 1999.

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENT OF OPERATIONS -- Year Ended December 31, 1999 -- continued

                                               SCA3           SCA4            SCA5            SCA6
                                           Sub-Account   Sub-Account(b)  Sub-Account(b)  Sub-Account(b)
                                           ------------  --------------  --------------  --------------
 INCOME AND EXPENSES:
   Dividend income and capital gain
    distributions received...............   $  69,130     $   --            $ 85,814       $      960
   Mortality and expense risk charges....      (6,505)         (2,734)        (6,615)          (1,219)
   Distribution expense charges..........        (781)           (328)          (794)            (146)
                                            ---------     -----------       --------       ----------
       Net investment income (loss)......   $  61,844     $    (3,062)      $ 78,405       $     (405)
                                            ---------     -----------       --------       ----------
 REALIZED AND UNREALIZED GAINS (LOSSES):
   Realized gains (losses) on investment
    transactions:
     Proceeds from sales.................   $ 208,090     $    48,920       $ 66,470       $   16,985
     Cost of investments sold............    (210,500)        (42,939)       (62,839)         (16,088)
                                            ---------     -----------       --------       ----------
       Net realized gains (losses).......   $  (2,410)    $     5,981       $  3,631       $      897
                                            ---------     -----------       --------       ----------
   Net unrealized appreciation
    (depreciation) on investments:
     End of year.........................   $ (70,481)    $   217,754       $437,614       $   53,913
     Beginning of year...................          97         --             --               --
                                            ---------     -----------       --------       ----------
       Change in unrealized appreciation
        (depreciation)...................   $ (70,578)    $   217,754       $437,614       $   53,913
                                            ---------     -----------       --------       ----------
     Realized and unrealized gains
      (losses)...........................   $ (72,988)    $   223,735       $441,245       $   54,810
                                            ---------     -----------       --------       ----------
 INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS.............................   $ (11,144)    $   220,673       $519,650       $   54,405
                                            =========     ===========       ========       ==========

                                               WP1            WP2             WP3             WP4
                                           Sub-Account    Sub-Account     Sub-Account     Sub-Account
                                           ------------  --------------  --------------  --------------
 INCOME AND EXPENSES:
   Dividend income and capital gain
    distributions received...............   $  82,166     $    10,813       $     90       $   99,138
   Mortality and expense risk charges....      (6,943)         (7,972)        (3,107)         (14,040)
   Distribution expense charges..........        (833)           (956)          (372)          (1,685)
                                            ---------     -----------       --------       ----------
       Net investment income (loss)......   $  74,390     $     1,885       $ (3,389)      $   83,413
                                            ---------     -----------       --------       ----------
 REALIZED AND UNREALIZED GAINS (LOSSES):
   Realized gains (losses) on investment
    transactions:
     Proceeds from sales.................   $ 365,750     $ 8,522,934       $ 85,336       $  382,926
     Cost of investments sold............    (283,628)     (8,396,121)       (78,855)        (325,671)
                                            ---------     -----------       --------       ----------
       Net realized gains (losses).......   $  82,122     $   126,813       $  6,481       $   57,255
                                            ---------     -----------       --------       ----------
   Net unrealized appreciation
    (depreciation) on investments:
     End of year.........................   $ 334,249     $   283,627       $202,317       $1,104,711
     Beginning of year...................      (3,352)         (1,858)         7,438           29,531
                                            ---------     -----------       --------       ----------
       Change in unrealized appreciation
        (depreciation)...................   $ 337,601     $   285,485       $194,879       $1,075,180
                                            ---------     -----------       --------       ----------
     Realized and unrealized gains
      (losses)...........................   $ 419,723     $   412,298       $201,360       $1,132,435
                                            ---------     -----------       --------       ----------
 INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS.............................   $ 494,113     $   414,183       $197,971       $1,215,848
                                            =========     ===========       ========       ==========

(b) For the period September 13, 1999 (commencement of operations) through December 31, 1999.

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS

                                                AIM1                            AIM2                            AIM3
                                             Sub-Account                     Sub-Account                     Sub-Account
                                    -----------------------------   -----------------------------   -----------------------------
                                     Year Ended      Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
                                    December 31,    December 31,    December 31,    December 31,    December 31,    December 31,
                                        1999          1998 (a)          1999          1998 (a)          1999          1998 (b)
                                    -------------   -------------   -------------   -------------   -------------   -------------
OPERATIONS:
  Net investment income (loss)...    $  163,990      $     (159)     $   663,433     $  144,861      $    64,741     $   32,869
  Net realized gains (losses)....        82,737          (6,126)         133,152          2,691          468,336           (547)
  Net unrealized gains
   (losses)......................     1,987,730         128,463        3,381,331        230,796        4,897,906        401,885
                                     ----------      ----------      -----------     ----------      -----------     ----------
      Increase (Decrease) in net
       assets from operations....    $2,234,457      $  122,178      $ 4,177,916     $  378,348      $ 5,430,983     $  434,207
                                     ----------      ----------      -----------     ----------      -----------     ----------
PARTICIPANT TRANSACTIONS:
  Accumulation activity:
    Purchase payments received...    $3,190,508      $1,229,109      $ 8,313,278     $2,015,774      $ 8,663,899     $2,099,297
    Net transfers between
     Sub-Accounts and Fixed
     Account.....................     2,389,362         212,774        9,156,077        193,750       13,693,105      1,293,608
    Withdrawals, surrenders,
     annuitizations and contract
     charges.....................      (291,401)        (10,395)        (396,819)       (18,667)        (634,386)       (50,636)
                                     ----------      ----------      -----------     ----------      -----------     ----------
      Net accumulation
       activity..................    $5,288,469      $1,431,488      $17,072,536     $2,190,857      $21,722,618     $3,342,269
                                     ----------      ----------      -----------     ----------      -----------     ----------
  Annuitization activity:
    Annuitizations...............    $   21,703      $  --           $    88,023     $  --           $    68,415     $  --
    Annuity payments.............          (947)        --                (2,232)       --                  (645)       --
    Adjustments to annuity
     reserve.....................        (1,572)        --                (1,153)       --                 3,276        --
                                     ----------      ----------      -----------     ----------      -----------     ----------
      Net annuitization
       activity..................    $   19,184      $  --           $    84,638     $  --           $    71,046     $  --
                                     ----------      ----------      -----------     ----------      -----------     ----------
  Increase (Decrease) in net
   assets from participant
   transactions..................    $5,307,653      $1,431,488      $17,157,174     $2,190,857      $21,793,664     $3,342,269
                                     ----------      ----------      -----------     ----------      -----------     ----------
    Increase (Decrease) in net
     assets......................    $7,542,110      $1,553,666      $21,335,090     $2,569,205      $27,224,647     $3,776,476
NET ASSETS:
  Beginning of year..............     1,553,666         --             2,569,205        --             3,776,476        --
                                     ----------      ----------      -----------     ----------      -----------     ----------
  End of year....................    $9,095,776      $1,553,666      $23,904,295     $2,569,205      $31,001,123     $3,776,476
                                     ==========      ==========      ===========     ==========      ===========     ==========

(a) For the period February 20, 1998 (commencement of operations) through December 31, 1998.
(b) For the period March 27, 1998 (commencement of operations) through December 31, 1998.

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                AIM4                             AL1                             AL2
                                             Sub-Account                     Sub-Account                     Sub-Account
                                    -----------------------------   -----------------------------   -----------------------------
                                     Year Ended      Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
                                    December 31,    December 31,    December 31,    December 31,    December 31,    December 31,
                                        1999          1998 (a)          1999          1998 (b)          1999          1998 (b)
                                    -------------   -------------   -------------   -------------   -------------   -------------
OPERATIONS:
  Net investment income (loss)...    $   511,149     $    8,211      $   811,033     $    6,203      $   199,713     $    6,890
  Net realized gains (losses)....        532,235        (51,782)         600,520        (18,561)         359,230         (5,236)
  Net unrealized gains
   (losses)......................      5,018,327        135,808        4,516,739        496,292        4,268,060        271,924
                                     -----------     ----------      -----------     ----------      -----------     ----------
      Increase (Decrease) in net
       assets from operations....    $ 6,061,711     $   92,237      $ 5,928,292     $  483,934      $ 4,827,003     $  273,578
                                     -----------     ----------      -----------     ----------      -----------     ----------
PARTICIPANT TRANSACTIONS:
  Accumulation activity:
    Purchase payments received...    $ 4,140,973     $1,910,796      $12,748,856     $2,399,047      $ 5,097,716     $1,751,908
    Net transfers between
     Sub-Accounts and Fixed
     Account.....................      7,199,126        416,832       16,707,964        768,779        8,333,556        350,911
    Withdrawals, surrenders,
     annuitizations and contract
     charges.....................       (465,245)        (8,627)      (1,047,363)       (12,258)        (821,155)       (47,719)
                                     -----------     ----------      -----------     ----------      -----------     ----------
      Net accumulation
       activity..................    $10,874,854     $2,319,001      $28,409,457     $3,155,568      $12,610,117     $2,055,100
                                     -----------     ----------      -----------     ----------      -----------     ----------
  Annuitization activity:
    Annuitizations...............    $    87,014     $  --           $    85,342     $  --           $    99,349     $  --
    Annuity payments.............         (5,593)       --                (1,306)       --                (6,928)       --
    Adjustments to annuity
     reserve.....................         (1,819)       --                 2,825        --                (1,193)       --
                                     -----------     ----------      -----------     ----------      -----------     ----------
      Net annuitization
       activity..................    $    79,602     $  --           $    86,861     $  --           $    91,228     $  --
                                     -----------     ----------      -----------     ----------      -----------     ----------
  Increase (Decrease) in net
   assets from participant
   transactions..................    $10,954,456     $2,319,001      $28,496,318     $3,155,568      $12,701,345     $2,055,100
                                     -----------     ----------      -----------     ----------      -----------     ----------
    Increase (Decrease) in net
     assets......................    $17,016,167     $2,411,238      $34,424,610     $3,639,502      $17,528,348     $2,328,678
NET ASSETS:
  Beginning of year..............      2,411,238        --             3,639,502        --             2,328,678        --
                                     -----------     ----------      -----------     ----------      -----------     ----------
  End of year....................    $19,427,405     $2,411,238      $38,064,112     $3,639,502      $19,857,026     $2,328,678
                                     ===========     ==========      ===========     ==========      ===========     ==========

(a) For the period February 20, 1998 (commencement of operations) through December 31, 1998.
(b) For the period March 27, 1998 (commencement of operations) through December 31, 1998.

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                 AL3                             GS1                             GS2
                                             Sub-Account                     Sub-Account                     Sub-Account
                                     ----------------------------   -----------------------------   -----------------------------
                                      Year Ended     Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
                                     December 31,   December 31,    December 31,    December 31,    December 31,    December 31,
                                         1999         1998 (b)          1999          1998 (c)          1999          1998 (a)
                                     -------------  -------------   -------------   -------------   -------------   -------------
OPERATIONS:
  Net investment income (loss)....     $  180,135     $ (1,923)      $   (86,434)     $   (6,002)     $   (7,437)     $   (383)
  Net realized gains (losses).....         26,998       (3,015)          119,138          (6,745)         (6,104)       (5,269)
  Net unrealized gains (losses)...      1,333,109       96,395         2,855,021         229,353         247,190        10,059
                                       ----------     --------       -----------      ----------      ----------      --------
      Increase (Decrease) in net
       assets from operations.....     $1,540,242     $ 91,457       $ 2,887,725      $  216,606      $  233,649      $  4,407
                                       ----------     --------       -----------      ----------      ----------      --------
PARTICIPANT TRANSACTIONS:
  Accumulation activity:
    Purchase payments received....     $2,088,417     $437,232       $ 4,819,708      $1,763,717      $  314,158      $258,204
    Net transfers between
     Sub-Accounts and Fixed
     Account......................      2,244,048      285,561         5,800,687         357,499         981,739        20,679
    Withdrawals, surrenders,
     annuitizations and contract
     charges......................       (126,620)      (8,294)         (346,821)         (8,712)        (33,270)         (614)
                                       ----------     --------       -----------      ----------      ----------      --------
      Net accumulation activity...     $4,205,845     $714,499       $10,273,574      $2,112,504      $1,262,627      $278,269
                                       ----------     --------       -----------      ----------      ----------      --------
  Annuitization activity:
    Annuitizations................     $   59,038     $ --           $    93,264      $  --           $   19,466      $ --
    Annuity payments..............           (542)      --                (5,717)        --                 (750)       --
    Adjustments to annuity
     reserve......................             66       --                (2,494)        --               (2,307)       --
                                       ----------     --------       -----------      ----------      ----------      --------
      Net annuitization
       activity...................     $   58,562     $ --           $    85,053      $  --           $   16,409      $ --
                                       ----------     --------       -----------      ----------      ----------      --------
  Increase (Decrease) in net
   assets from participant
   transactions...................     $4,264,407     $714,499       $10,358,627      $2,112,504      $1,279,036      $278,269
                                       ----------     --------       -----------      ----------      ----------      --------
    Increase (Decrease) in net
     assets.......................     $5,804,649     $805,956       $13,246,352      $2,329,110      $1,512,685      $282,676
NET ASSETS:
  Beginning of year...............        805,956       --             2,329,110         --              282,676        --
                                       ----------     --------       -----------      ----------      ----------      --------
  End of year.....................     $6,610,605     $805,956       $15,575,462      $2,329,110      $1,795,361      $282,676
                                       ==========     ========       ===========      ==========      ==========      ========

(a) For the period February 20, 1998 (commencement of operations) through December 31, 1998.
(b) For the period March 27, 1998 (commencement of operations) through December 31, 1998.
(c) For the period March 12, 1998 (commencement of operations) through December 31, 1998.

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                 GS3                             GS4                             GS5
                                             Sub-Account                     Sub-Account                     Sub-Account
                                    -----------------------------   -----------------------------   -----------------------------
                                     Year Ended      Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
                                    December 31,    December 31,    December 31,    December 31,    December 31,    December 31,
                                        1999          1998 (a)          1999          1998 (a)          1999          1998 (b)
                                    -------------   -------------   -------------   -------------   -------------   -------------
OPERATIONS:
  Net investment income (loss)...    $   126,862     $     (858)     $    8,970      $    6,362      $  183,291       $    866
  Net realized gains (losses)....        363,935         (9,820)        (49,105)         (8,821)         84,670         (2,816)
  Net unrealized gains
   (losses)......................      1,670,034        296,953         132,039         (71,917)        260,708         16,662
                                     -----------     ----------      ----------      ----------      ----------       --------
      Increase (Decrease) in net
       assets from operations....    $ 2,160,831     $  286,275      $   91,904      $  (74,376)     $  528,669       $ 14,712
                                     -----------     ----------      ----------      ----------      ----------       --------
PARTICIPANT TRANSACTIONS:
  Accumulation activity:
    Purchase payments received...    $ 4,503,362     $2,581,300      $1,294,500      $1,443,172      $  840,435       $238,188
    Net transfers between
     Sub-Accounts and Fixed
     Account.....................      8,595,492        407,943       2,400,908         493,897       1,051,801         72,560
    Withdrawals, surrenders,
     annuitizations and contract
     charges.....................       (498,099)       (56,166)       (203,335)        (13,813)        (37,988)           (76)
                                     -----------     ----------      ----------      ----------      ----------       --------
      Net accumulation
       activity..................    $12,600,755     $2,933,077      $3,492,073      $1,923,256      $1,854,248       $310,672
                                     -----------     ----------      ----------      ----------      ----------       --------
  Annuitization activity:
    Annuitizations...............    $    37,472     $  --           $  --           $  --           $   20,676       $ --
    Annuity payments.............         (2,065)       --              --              --                 (911)        --
    Adjustments to annuity
     reserve.....................            (43)       --              --              --                 (674)        --
                                     -----------     ----------      ----------      ----------      ----------       --------
      Net annuitization
       activity..................    $    35,364     $  --           $  --           $  --           $   19,091       $ --
                                     -----------     ----------      ----------      ----------      ----------       --------
  Increase (Decrease) in net
   assets from participant
   transactions..................    $12,636,119     $2,933,077      $3,492,073      $1,923,256      $1,873,339       $310,672
                                     -----------     ----------      ----------      ----------      ----------       --------
    Increase (Decrease) in net
     assets......................    $14,796,950     $3,219,352      $3,583,977      $1,848,880      $2,402,008       $325,384
NET ASSETS:
  Beginning of year..............      3,219,352        --            1,848,880         --              325,384         --
                                     -----------     ----------      ----------      ----------      ----------       --------
  End of year....................    $18,016,302     $3,219,352      $5,432,857      $1,848,880      $2,727,392       $325,384
                                     ===========     ==========      ==========      ==========      ==========       ========

(a) For the period February 20, 1998 (commencement of operations) through December 31, 1998.
(b) For the period March 17, 1998 (commencement of operations) through December 31, 1998.

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                 JP1                             JP2                             JP3
                                             Sub-Account                     Sub-Account                     Sub-Account
                                    -----------------------------   -----------------------------   -----------------------------
                                     Year Ended      Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
                                    December 31,    December 31,    December 31,    December 31,    December 31,    December 31,
                                        1999          1998 (a)          1999          1998 (a)          1999          1998 (a)
                                    -------------   -------------   -------------   -------------   -------------   -------------
OPERATIONS:
  Net investment income (loss)...    $   915,926      $  232,080      $   93,716      $  2,468        $   19,756      $  3,318
  Net realized gains (losses)....        171,441         (42,054)         86,971        (1,892)              172        (3,060)
  Net unrealized gains
   (losses)......................        340,247          73,661         433,370         7,372           336,978        (1,240)
                                     -----------      ----------      ----------      --------        ----------      --------
      Increase (Decrease) in net
       assets from operations....    $ 1,427,614      $  263,687      $  614,057      $  7,948        $  356,906      $   (982)
                                     -----------      ----------      ----------      --------        ----------      --------
PARTICIPANT TRANSACTIONS:
  Accumulation activity:
    Purchase payments received...    $ 4,908,483      $1,481,091      $1,032,722      $401,185        $  556,222      $126,177
    Net transfers between
     Sub-Accounts and Fixed
     Account.....................      6,352,530       1,474,721       1,243,965        78,547           412,896        65,945
    Withdrawals, surrenders,
     annuitizations and contract
     charges.....................       (556,977)        (33,652)        (95,728)       (2,264)          (18,773)         (770)
                                     -----------      ----------      ----------      --------        ----------      --------
      Net accumulation
       activity..................    $10,704,036      $2,922,160      $2,180,959      $477,468        $  950,345      $191,352
                                     -----------      ----------      ----------      --------        ----------      --------
  Annuitization activity:
    Annuitizations...............    $    77,078      $  --           $   18,651      $ --            $  --           $ --
    Annuity payments.............         (1,035)        --                 (844)       --               --             --
    Adjustments to annuity
     reserve.....................            150         --                 (700)       --               --             --
                                     -----------      ----------      ----------      --------        ----------      --------
      Net annuitization
       activity..................    $    76,193      $  --           $   17,107      $ --            $  --           $ --
                                     -----------      ----------      ----------      --------        ----------      --------
  Increase (Decrease) in net
   assets from participant
   transactions..................    $10,780,229      $2,922,160      $2,198,066      $477,468        $  950,345      $191,352
                                     -----------      ----------      ----------      --------        ----------      --------
    Increase (Decrease) in net
     assets......................    $12,207,843      $3,185,847      $2,812,123      $485,416        $1,307,251      $190,370
NET ASSETS:
  Beginning of year..............      3,185,847         --              485,416        --               190,370        --
                                     -----------      ----------      ----------      --------        ----------      --------
  End of year....................    $15,393,690      $3,185,847      $3,297,539      $485,416        $1,497,621      $190,370
                                     ===========      ==========      ==========      ========        ==========      ========

(a) For the period March 27, 1998 (commencement of operations) through December 31, 1998.

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                 LA1                             CAS                             EGS
                                             Sub-Account                     Sub-Account                     Sub-Account
                                    -----------------------------   -----------------------------   -----------------------------
                                     Year Ended      Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
                                    December 31,    December 31,    December 31,    December 31,    December 31,    December 31,
                                        1999          1998 (b)          1999          1998 (c)          1999          1998 (a)
                                    -------------   -------------   -------------   -------------   -------------   -------------
OPERATIONS:
  Net investment income (loss)...    $ 1,474,587      $  193,351     $   692,778      $   (9,437)    $   (32,594)     $   (9,825)
  Net realized gains (losses)....        174,451          (3,464)        224,872         (34,447)        649,409         (43,942)
  Net unrealized gains
   (losses)......................       (189,406)         21,161       2,228,558         629,805      10,404,765         777,281
                                     -----------      ----------     -----------      ----------     -----------      ----------
      Increase (Decrease) in net
       assets from operations....    $ 1,459,632      $  211,048     $ 3,146,208      $  585,921     $11,021,580      $  723,514
                                     -----------      ----------     -----------      ----------     -----------      ----------
PARTICIPANT TRANSACTIONS:
  Accumulation activity:
    Purchase payments received...    $ 6,119,781      $2,829,156     $ 3,621,357      $1,880,023     $ 7,852,516      $3,011,641
    Net transfers between
     Sub-Accounts and Fixed
     Account.....................     10,627,992         363,979       3,950,702       2,200,342       8,176,327       1,178,725
    Withdrawals, surrenders,
     annuitizations and contract
     charges.....................       (621,174)        (21,905)       (385,338)        (47,046)       (925,614)        (36,641)
                                     -----------      ----------     -----------      ----------     -----------      ----------
      Net accumulation
       activity..................    $16,126,599      $3,171,230     $ 7,186,721      $4,033,319     $15,103,229      $4,153,725
                                     -----------      ----------     -----------      ----------     -----------      ----------
  Annuitization activity:
    Annuitizations...............    $   --           $  --          $    53,269      $  --          $   126,228      $  --
    Annuity payments.............        --              --               (3,083)        --               (3,973)        --
    Adjustments to annuity
     reserve.....................        --              --               (1,863)        --                9,690         --
                                     -----------      ----------     -----------      ----------     -----------      ----------
      Net annuitization
       activity..................    $   --           $  --          $    48,323      $  --          $   131,945      $  --
                                     -----------      ----------     -----------      ----------     -----------      ----------
  Increase (Decrease) in net
   assets from participant
   transactions..................    $16,126,599      $3,171,230     $ 7,235,044      $4,033,319     $15,235,174      $4,153,725
                                     -----------      ----------     -----------      ----------     -----------      ----------
    Increase (Decrease) in net
     assets......................    $17,586,231      $3,382,278     $10,381,252      $4,619,240     $26,256,754      $4,877,239
NET ASSETS:
  Beginning of year..............      3,382,278         --            4,619,240         --            4,877,239         --
                                     -----------      ----------     -----------      ----------     -----------      ----------
  End of year....................    $20,968,509      $3,382,278     $15,000,492      $4,619,240     $31,133,993      $4,877,239
                                     ===========      ==========     ===========      ==========     ===========      ==========

(a) For the period February 20, 1998 (commencement of operations) through December 31, 1998.
(b) For the period March 27, 1998 (commencement of operations) through December 31, 1998.
(c) For the period February 26, 1998 (commencement of operations) through December 31, 1998.

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                     HYS                           MMS                           UTS
                                                 Sub-Account                   Sub-Account                   Sub-Account
                                         ----------------------------  ----------------------------  ----------------------------
                                          Year Ended     Year Ended     Year Ended     Year Ended     Year Ended     Year Ended
                                         December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                             1999         1998 (c)         1999         1998 (a)         1999         1998 (b)
                                         -------------  -------------  -------------  -------------  -------------  -------------
OPERATIONS:
  Net investment income (loss).........   $   277,362     $     (239)    $  177,344     $   48,895    $   624,780     $   (7,859)
  Net realized gains (losses)..........       (99,067)       (17,756)       --             --             155,348         (1,131)
  Net unrealized gains (losses)........        40,424         (2,792)       --             --           2,521,304        203,450
                                          -----------     ----------     ----------     ----------    -----------     ----------
      Increase (Decrease) in net assets
       from operations.................   $   218,719     $  (20,787)    $  177,344     $   48,895    $ 3,301,432     $  194,460
                                          -----------     ----------     ----------     ----------    -----------     ----------
PARTICIPANT TRANSACTIONS:
  Accumulation activity:
    Purchase payments received.........   $ 3,074,357     $1,355,408     $  308,389     $5,275,423    $ 4,077,024     $1,634,726
    Net transfers between Sub-Accounts
     and Fixed Account.................     7,484,053        786,221      4,197,928     (1,482,996)     9,168,485      1,078,739
    Withdrawals, surrenders,
     annuitizations and contract
     charges...........................      (462,273)        (6,849)    (1,455,384)       (11,403)      (781,083)       (10,177)
                                          -----------     ----------     ----------     ----------    -----------     ----------
      Net accumulation activity........   $10,096,137     $2,134,780     $3,050,933     $3,781,024    $12,464,426     $2,703,288
                                          -----------     ----------     ----------     ----------    -----------     ----------
  Annuitization activity:
    Annuitizations.....................   $    80,858     $  --          $  --          $  --         $   179,007     $  --
    Annuity payments...................        (4,094)       --             --             --              (3,339)       --
    Adjustments to annuity reserve.....          (348)       --             --             --              (1,085)       --
                                          -----------     ----------     ----------     ----------    -----------     ----------
      Net annuitization activity.......   $    76,416     $  --          $  --          $  --         $   174,583     $  --
                                          -----------     ----------     ----------     ----------    -----------     ----------
  Increase (Decrease) in net assets
   from participant transactions.......   $10,172,553     $2,134,780     $3,050,933     $3,781,024    $12,639,009     $2,703,288
                                          -----------     ----------     ----------     ----------    -----------     ----------
    Increase (Decrease) in net
     assets............................   $10,391,272     $2,113,993     $3,228,277     $3,829,919    $15,940,441     $2,897,748
NET ASSETS:
  Beginning of year....................     2,113,993        --           3,829,919        --           2,897,748        --
                                          -----------     ----------     ----------     ----------    -----------     ----------
  End of year..........................   $12,505,265     $2,113,993     $7,058,196     $3,829,919    $18,838,189     $2,897,748
                                          ===========     ==========     ==========     ==========    ===========     ==========

(a) For the period February 20, 1998 (commencement of operations) through December 31, 1998.
(b) For the period March 27, 1998 (commencement of operations) through December 31, 1998.
(c) For the period February 26, 1998 (commencement of operations) through December 31, 1998.

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                     GSS                    TRS            MIT            NWD            MIS
                                                 Sub-Account            Sub-Account    Sub-Account    Sub-Account    Sub-Account
                                         ----------------------------  -------------  -------------  -------------  -------------
                                          Year Ended     Year Ended     Year Ended     Year Ended     Year Ended     Year Ended
                                         December 31,   December 31,   December 31,   December 31,   December 31,   December 31,
                                             1999         1998 (a)       1999 (b)       1999 (b)       1999 (b)       1999 (b)
                                         -------------  -------------  -------------  -------------  -------------  -------------
OPERATIONS:
  Net investment income (loss).........   $   154,206     $   (5,092)    $   (7,791)    $  (21,203)    $   (6,392)    $  (20,396)
  Net realized gains (losses)..........       (71,213)        23,326         (4,728)        (3,740)        25,497         30,718
  Net unrealized gains (losses)........      (269,914)        13,091         21,849        386,232        457,940      1,220,338
                                          -----------     ----------     ----------     ----------     ----------     ----------
      Increase (Decrease) in net assets
       from operations.................   $  (186,921)    $   31,325     $    9,330     $  361,289     $  477,045     $1,230,660
                                          -----------     ----------     ----------     ----------     ----------     ----------
PARTICIPANT TRANSACTIONS:
  Accumulation activity:
    Purchase payments received.........   $ 3,214,716     $1,300,822     $1,944,130     $3,992,136     $  720,822     $4,452,860
    Net transfers between Sub-Accounts
     and Fixed Account.................    10,679,042        323,387        749,019      3,540,232        782,394      2,713,276
    Withdrawals, surrenders,
     annuitizations and contract
     charges...........................      (493,591)       (92,714)      (116,117)       (70,811)        (6,830)      (187,257)
                                          -----------     ----------     ----------     ----------     ----------     ----------
      Net accumulation activity........   $13,400,167     $1,531,495     $2,577,032     $7,461,557     $1,496,386     $6,978,879
                                          -----------     ----------     ----------     ----------     ----------     ----------
  Annuitization activity:
    Annuitizations.....................   $    26,994     $   40,389     $   79,374     $    4,029     $  --          $  133,744
    Annuity payments...................        (4,351)        (1,490)       --                (181)       --                (333)
    Annuity transfers..................       --              40,390        --             --             --             --
    Adjustments to annuity reserve.....          (534)          (475)            17           (182)       --               4,173
                                          -----------     ----------     ----------     ----------     ----------     ----------
      Net annuitization activity.......   $    22,109     $   78,814     $   79,391     $    3,666     $  --          $  137,584
                                          -----------     ----------     ----------     ----------     ----------     ----------
  Increase (Decrease) in net assets
   from participant transactions.......   $13,422,276     $1,610,309     $2,656,423     $7,465,223     $1,496,386     $7,116,463
                                          -----------     ----------     ----------     ----------     ----------     ----------
    Increase (Decrease) in net
     assets............................   $13,235,355     $1,641,634     $2,665,753     $7,826,512     $1,973,431     $8,347,123
NET ASSETS:
  Beginning of year....................     1,641,634        --             --             --             --             --
                                          -----------     ----------     ----------     ----------     ----------     ----------
  End of year..........................   $14,876,989     $1,641,634     $2,665,753     $7,826,512     $1,973,431     $8,347,123
                                          ===========     ==========     ==========     ==========     ==========     ==========

(a) For the period February 20, 1998 (commencement of operations) through December 31, 1998.
(b) For the period May 17, 1999 (commencement of operations) through December 31, 1999.

                       See notes to financial statements

                                      -47

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                 OP1                             OP2                             OP3
                                             Sub-Account                     Sub-Account                     Sub-Account
                                    -----------------------------   -----------------------------   -----------------------------
                                     Year Ended      Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
                                    December 31,    December 31,    December 31,    December 31,    December 31,    December 31,
                                        1999          1998 (a)          1999          1998 (a)          1999          1998 (b)
                                    -------------   -------------   -------------   -------------   -------------   -------------
OPERATIONS:
  Net investment income (loss)....   $   147,083      $  (13,451)     $   63,482       $    235       $  (18,870)      $ (1,846)
  Net realized gains (losses).....        49,711         (15,929)         15,513        (19,298)          34,433         (7,219)
  Net unrealized gains (losses)...      (317,549)        201,803         547,534         41,964          (44,591)        28,952
                                     -----------      ----------      ----------       --------       ----------       --------
      Increase (Decrease) in net
       assets from operations.....   $  (120,755)     $  172,423      $  626,529       $ 22,901       $  (29,028)      $ 19,887
                                     -----------      ----------      ----------       --------       ----------       --------
PARTICIPANT TRANSACTIONS:
  Accumulation activity:
    Purchase payments received....   $ 2,729,165      $2,532,266      $1,550,529       $772,014       $  485,930       $507,596
    Net transfers between
     Sub-Accounts and Fixed
     Account......................     6,567,188       1,176,486       1,198,601        114,451        1,779,308        197,133
    Withdrawals, surrenders,
     annuitizations and contract
     charges......................      (574,346)        (21,619)       (132,625)        (3,783)        (129,696)        (8,885)
                                     -----------      ----------      ----------       --------       ----------       --------
      Net accumulation activity...   $ 8,722,007      $3,687,133      $2,616,505       $882,682       $2,135,542       $695,844
                                     -----------      ----------      ----------       --------       ----------       --------
  Annuitization activity:
    Annuitizations................   $    11,643      $  --           $   42,401       $--            $   11,596       $--
    Annuity payments..............          (586)        --               (2,165)       --                  (845)       --
    Adjustments to annuity
     reserve......................           248         --                 (667)       --                (1,085)       --
                                     -----------      ----------      ----------       --------       ----------       --------
      Net annuitization
       activity...................   $    11,305      $  --           $   39,569       $--            $    9,666       $--
                                     -----------      ----------      ----------       --------       ----------       --------
  Increase (Decrease) in net
   assets from participant
   transactions...................   $ 8,733,312      $3,687,133      $2,656,074       $882,682       $2,145,208       $695,844
                                     -----------      ----------      ----------       --------       ----------       --------
    Increase (Decrease) in net
     assets.......................   $ 8,612,557      $3,859,556      $3,282,603       $905,583       $2,116,180       $715,731
NET ASSETS:
  Beginning of year...............     3,859,556         --              905,583        --               715,731        --
                                     -----------      ----------      ----------       --------       ----------       --------
  End of year.....................   $12,472,113      $3,859,556      $4,188,186       $905,583       $2,831,911       $715,731
                                     ===========      ==========      ==========       ========       ==========       ========

(a) For the period February 20, 1998 (commencement of operations) through December 31, 1998.
(b) For the period March 27, 1998 (commencement of operations) through December 31, 1998.

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                 OP4                             SB1                             SB2
                                             Sub-Account                     Sub-Account                     Sub-Account
                                    -----------------------------   -----------------------------   -----------------------------
                                     Year Ended      Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
                                    December 31,    December 31,    December 31,    December 31,    December 31,    December 31,
                                        1999          1998 (b)          1999          1998 (a)          1999          1998 (a)
                                    -------------   -------------   -------------   -------------   -------------   -------------
OPERATIONS:
  Net investment income (loss)....    $   (7,226)       $   (1)        $  8,032        $  3,553        $ (4,606)       $   (252)
  Net realized gains (losses).....         1,938        --                8,199          (1,757)         21,954            (857)
  Net unrealized gains (losses)...        (2,067)           54           45,162          23,271          33,353          19,454
                                      ----------        ------         --------        --------        --------        --------
      Increase (Decrease) in net
       assets from operations.....    $   (7,355)       $   53         $ 61,393        $ 25,067        $ 50,701        $ 18,345
                                      ----------        ------         --------        --------        --------        --------
PARTICIPANT TRANSACTIONS:
  Accumulation activity:
    Purchase payments received....    $1,632,027        $1,000         $ 21,563        $200,980        $119,751        $263,704
    Net transfers between
     Sub-Accounts and Fixed
     Account......................       883,782        --              101,209           8,030         188,767          49,888
    Withdrawals, surrenders,
     annuitizations and contract
     charges......................       (31,887)       --              (28,493)         (2,808)        (28,268)         (1,853)
                                      ----------        ------         --------        --------        --------        --------
      Net accumulation activity...    $2,483,922        $1,000         $ 94,279        $206,202        $280,250        $311,739
                                      ----------        ------         --------        --------        --------        --------
  Annuitization activity:
    Annuitizations................    $  --             $--            $--             $--             $--             $--
    Annuity payments..............       --             --              --              --              --              --
    Adjustments to annuity
     reserve......................       --             --              --              --              --              --
                                      ----------        ------         --------        --------        --------        --------
      Net annuitization
       activity...................    $  --             $--            $--             $--             $--             $--
                                      ----------        ------         --------        --------        --------        --------
  Increase (Decrease) in net
   assets from participant
   transactions...................    $2,483,922        $1,000         $ 94,279        $206,202        $280,250        $311,739
                                      ----------        ------         --------        --------        --------        --------
    Increase (Decrease) in net
     assets.......................    $2,476,567        $1,053         $155,672        $231,269        $330,951        $330,084
NET ASSETS:
  Beginning of year...............         1,053        --              231,269         --              330,084         --
                                      ----------        ------         --------        --------        --------        --------
  End of year.....................    $2,477,620        $1,053         $386,941        $231,269        $661,035        $330,084
                                      ==========        ======         ========        ========        ========        ========

(a) For the period March 27, 1998 (commencement of operations) through December 31, 1998.
(b) For the period December 15, 1998 (commencement of operations) through December 31, 1998.

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                 SB3                             SB4                            SCA1
                                             Sub-Account                     Sub-Account                     Sub-Account
                                    -----------------------------   -----------------------------   -----------------------------
                                     Year Ended      Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
                                    December 31,    December 31,    December 31,    December 31,    December 31,    December 31,
                                        1999          1998 (a)          1999          1998 (b)          1999          1998 (d)
                                    -------------   -------------   -------------   -------------   -------------   -------------
OPERATIONS:
  Net investment income (loss)....    $  265,621      $  121,348      $   87,064      $   39,286     $   121,386        $    3
  Net realized gains (losses).....       (42,967)          9,630          29,816          (1,146)        --             --
  Net unrealized gains (losses)...      (245,059)        (66,852)       (209,993)         64,469         --             --
                                      ----------      ----------      ----------      ----------     -----------        ------
      Increase (Decrease) in net
       assets from operations.....    $  (22,405)     $   64,126      $  (93,113)     $  102,609     $   121,386        $    3
                                      ----------      ----------      ----------      ----------     -----------        ------
PARTICIPANT TRANSACTIONS:
  Accumulation activity:
    Purchase payments received....    $  186,390      $2,139,351      $   31,408      $1,946,618     $ 9,316,611        $2,000
    Net transfers between
     Sub-Accounts and Fixed
     Account......................     4,084,937         722,156       4,100,758         945,488       2,207,048        --
    Withdrawals, surrenders,
     annuitizations and contract
     charges......................      (416,075)        (13,933)       (391,898)        (11,783)       (299,102)       --
                                      ----------      ----------      ----------      ----------     -----------        ------
      Net accumulation activity...    $3,855,252      $2,847,574      $3,740,268      $2,880,323     $11,224,557        $2,000
                                      ----------      ----------      ----------      ----------     -----------        ------
  Annuitization activity:
    Annuitizations................    $   30,708      $  --           $   16,929      $  --          $   --             $--
    Annuity payments..............        (1,119)        --                 (401)        --              --             --
    Adjustments to annuity
     reserve......................          (764)        --                 (633)        --              --             --
                                      ----------      ----------      ----------      ----------     -----------        ------
      Net annuitization
       activity...................    $   28,825      $  --           $   15,895      $  --          $   --             $--
                                      ----------      ----------      ----------      ----------     -----------        ------
  Increase (Decrease) in net
   assets from participant
   transactions...................    $3,884,077      $2,847,574      $3,756,163      $2,880,323     $11,224,557        $2,000
                                      ----------      ----------      ----------      ----------     -----------        ------
    Increase (Decrease) in net
     assets.......................    $3,861,672      $2,911,700      $3,663,050      $2,982,932     $11,345,943        $2,003
NET ASSETS:
  Beginning of year...............     2,911,700         --            2,982,932         --                2,003        --
                                      ----------      ----------      ----------      ----------     -----------        ------
  End of year.....................    $6,773,372      $2,911,700      $6,645,982      $2,982,932     $11,347,946        $2,003
                                      ==========      ==========      ==========      ==========     ===========        ======

(a) For the period February 20, 1998 (commencement of operations) through December 31, 1998.
(b) For the period March 27, 1998 (commencement of operations) through December 31, 1998.
(d) For the period December 15, 1998 (commencement of operations) through December 31, 1998.

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                SCA2                            SCA3                    SCA4            SCA5
                                             Sub-Acount                      Sub-Acount              Sub-Acount      Sub-Acount
                                    -----------------------------   -----------------------------   -------------   -------------
                                     Year Ended      Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
                                    December 31,    December 31,    December 31,    December 31,    December 31,    December 31,
                                        1999          1998 (a)          1999          1998 (a)        1999 (b)        1999 (b)
                                    -------------   -------------   -------------   -------------   -------------   -------------
OPERATIONS:
  Net investment income (loss)....    $  142,200       $    13        $   61,844        $   (1)       $   (3,062)     $   78,405
  Net realized gains (losses).....       (27,836)           (1)           (2,410)       --                 5,981           3,631
  Net unrealized gains (losses)...      (167,158)           21           (70,578)           97           217,754         437,614
                                      ----------       -------        ----------        ------        ----------      ----------
      Increase (Decrease) in net
       assets from operations.....    $  (52,794)      $    33        $  (11,144)       $   96        $  220,673      $  519,650
                                      ----------       -------        ----------        ------        ----------      ----------
PARTICIPANT TRANSACTIONS:
  Accumulation activity:
    Purchase payments received....    $2,424,622       $18,000        $  407,264        $7,000        $  278,857      $  398,676
    Net transfers between
     Sub-Accounts and Fixed
     Account......................     5,953,092        --               942,992        --               863,821       2,064,556
    Withdrawals, surrenders,
     annuitizations and contract
     charges......................      (374,597)       --               (35,618)       --               (16,360)        (16,795)
                                      ----------       -------        ----------        ------        ----------      ----------
      Net accumulation activity...    $8,003,117       $18,000        $1,314,638        $7,000        $1,126,318      $2,446,437
                                      ----------       -------        ----------        ------        ----------      ----------
  Annuitization activity:
    Annuitizations................    $  278,695       $--            $    3,427        $--           $  --           $  --
    Annuity payments..............       (10,840)       --                  (216)       --               --              --
    Adjustments to annuity
     reserve......................         5,275        --                 7,216        --               --              --
                                      ----------       -------        ----------        ------        ----------      ----------
      Net annuitization
       activity...................    $  273,130       $--            $   10,427        $--           $  --           $  --
                                      ----------       -------        ----------        ------        ----------      ----------
  Increase (Decrease) in net
   assets from participant
   transactions...................    $8,276,247       $18,000        $1,325,065        $7,000        $1,126,318      $2,446,437
                                      ----------       -------        ----------        ------        ----------      ----------
    Increase (Decrease) in net
     assets.......................    $8,223,453       $18,033        $1,313,921        $7,096        $1,346,991      $2,966,087
NET ASSETS:
  Beginning of year...............        18,033        --                 7,096        --               --              --
                                      ----------       -------        ----------        ------        ----------      ----------
  End of year.....................    $8,241,486       $18,033        $1,321,017        $7,096        $1,346,991      $2,966,087
                                      ==========       =======        ==========        ======        ==========      ==========

(a) For the period December 15, 1998 (commencement of operations) through December 31, 1998.
(b) For the period May 17, 1999 (commencement of operations) through December 31, 1999.

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                      SCA6                     WP1                             WP2
                                                   Sub-Acount              Sub-Acount                      Sub-Acount
                                                  -------------   -----------------------------   -----------------------------
                                                   Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
                                                  December 31,    December 31,    December 31,    December 31,    December 31,
                                                    1999 (c)          1999          1998 (a)          1999          1998 (b)
                                                  -------------   -------------   -------------   -------------   -------------
OPERATIONS:
  Net investment income (loss)..................     $   (405)      $   74,390       $   (679)      $    1,885       $ (1,361)
  Net realized gains (losses)...................          897           82,122         (4,817)         126,813        (33,030)
  Net unrealized gains (losses).................       53,913          337,601         (3,352)         285,485         (1,858)
                                                     --------       ----------       --------       ----------       --------
      Increase (Decrease) in net assets from
       operations...............................     $ 54,405       $  494,113       $ (8,848)      $  414,183       $(36,249)
                                                     --------       ----------       --------       ----------       --------
  Accumulation activity:
    Purchase payments received..................     $ 41,486       $  444,605       $133,941       $  260,046       $169,921
    Net transfers between Sub-Accounts and Fixed
     Account....................................      406,855        1,127,692         40,476          446,267         32,859
    Withdrawals, surrenders, annuitizations and
     contract charges...........................       (1,944)         (34,519)          (742)         (77,459)          (879)
                                                     --------       ----------       --------       ----------       --------
      Net accumulation activity.................     $446,397       $1,537,778       $173,675       $  628,854       $201,901
                                                     --------       ----------       --------       ----------       --------
  Annuitization activity:
    Annuitizations..............................     $--            $   17,475       $--            $  --            $--
    Annuity payments............................      --                  (925)       --               --             --
    Adjustments to annuity reserve..............        5,356          (10,499)       --               --             --
                                                     --------       ----------       --------       ----------       --------
      Net annuitization activity................     $  5,356       $    6,051       $--            $  --            $--
                                                     --------       ----------       --------       ----------       --------
  Increase (Decrease) in net assets from
   participant transactions.....................     $451,753       $1,543,829       $173,675       $  628,854       $201,901
                                                     --------       ----------       --------       ----------       --------
    Increase (Decrease) in net assets...........     $506,158       $2,037,942       $164,827       $1,043,037       $165,652
NET ASSETS:
  Beginning of year.............................      --               164,827        --               165,652        --
                                                     --------       ----------       --------       ----------       --------
  End of year...................................     $506,158       $2,202,769       $164,827       $1,208,689       $165,652
                                                     ========       ==========       ========       ==========       ========

(a) For the period February 20, 1998 (commencement of operations) through December 31, 1998.
(b) For the period March 27, 1998 (commencement of operations) through December 31, 1998.
(c) For the period May 17, 1999 (commencement of operations) through December 31, 1999.

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F

STATEMENTS OF CHANGES IN NET ASSETS -- continued

                                                                           WP3                             WP4
                                                                       Sub-Account                     Sub-Account
                                                              -----------------------------   -----------------------------
                                                               Year Ended      Year Ended      Year Ended      Year Ended
                                                              December 31,    December 31,    December 31,    December 31,
                                                                  1999          1998 (a)          1999          1998 (a)
                                                              -------------   -------------   -------------   -------------
OPERATIONS:
  Net investment income (loss)..............................     $ (3,389)       $   (535)      $   83,413       $ (2,271)
  Net realized gains (losses)...............................        6,481            (239)          57,255        (26,102)
  Net unrealized gains (losses).............................      194,879           7,438        1,075,180         29,531
                                                                 --------        --------       ----------       --------
      Increase (Decrease) in net assets from operations.....     $197,971        $  6,664       $1,215,848       $  1,158
                                                                 --------        --------       ----------       --------
PARTICIPATION TRANSACTIONS:
  Accumulation activity:
    Purchase payments received..............................     $118,924        $113,755       $  528,621       $378,201
    Net transfers between Sub-Accounts and Fixed Account....      322,835          17,358        1,685,706         (5,371)
    Withdrawals, surrenders, annuitizations and contract
     charges................................................      (36,788)           (830)         (56,865)        (2,707)
                                                                 --------        --------       ----------       --------
      Net accumulation activity.............................     $404,971        $130,283       $2,157,462       $370,123
                                                                 --------        --------       ----------       --------
  Annuitization activity:
    Annuitizations..........................................     $ 18,900        $--            $  --            $--
    Annuity payments........................................         (794)        --               --             --
    Annuity transfers.......................................      --              --               --             --
                                                                 --------        --------       ----------       --------
    Adjustments to annuity reserve..........................       (7,889)        --               --             --
                                                                 --------        --------       ----------       --------
      Net annuitization activity............................     $ 10,217        $--            $  --            $--
                                                                 --------        --------       ----------       --------
  Increase (Decrease) in net assets from participant
   transactions.............................................     $415,188        $130,283       $2,157,462       $370,123
    Increase (Decrease) in net assets.......................     $613,159        $136,947       $3,373,310       $371,281
NET ASSETS:
  Beginning of year.........................................      136,947         --               371,281        --
                                                                 --------        --------       ----------       --------
  End of year...............................................     $750,106        $136,947       $3,744,591       $371,281
                                                                 ========        ========       ==========       ========

(a) For the period March 27, 1998 (commencement of operations) through December 31, 1998.

                       See notes to financial statements

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F
NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION
Sun Life of Canada (U.S.) Variable Account F (the "Variable Account") is a separate account of Sun Life Assurance Company of Canada (U.S.), (the "Sponsor"), and was established on July 13, 1989 as a funding vehicle for the variable portion of Futurity contracts, Futurity II contracts, Futurity Focus contracts and Futurity Accolade contracts (collectively, the "Contracts") and certain other group and individual fixed and variable annuity contracts issued by the Sponsor. The Variable Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust.

The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account is invested in shares of a single corresponding investment portfolio of certain registered open-end mutual funds. With respect to the Futurity contracts, the Funds are: AIM Variable Insurance Funds, Inc., The Alger American Fund, Goldman Sachs Variable Insurance Trust, J.P. Morgan Series Trust II, Lord Abbett Series Fund, Inc., MFS/ Sun Life Series Trust, OCC Accumulation Trust, Salomon Brothers Variable Series Funds Inc. and Warburg Pincus Trust. With respect to the Futurity II contracts, the Funds are: AIM Variable Insurance Funds, Inc., The Alger American Fund, Goldman Sachs Variable Insurance Trust, J.P. Morgan Series Trust II, Lord Abbett Series Fund, Inc., MFS/Sun Life Series Trust, OCC Accumulation Trust, Sun Capital Advisers Trust and Warburg Pincus Trust. With respect to the Futurity Focus contracts, the Funds are: AIM Variable Insurance Funds, Inc., The Alger American Fund, Goldman Sachs Variable Insurance Trust, J.P. Morgan Series Trust II, Lord Abbett Series Fund, Inc., MFS/Sun Life Series Trust, OCC Accumulation Trust, Sun Capital Advisers Trust and Warburg Pincus Trust. With respect to the Futurity Accolade contracts, the Funds are:
AIM Variable Insurance Funds, Inc., The Alger American Fund, Goldman Sachs Variable Insurance Trust, J.P. Morgan Series Trust II, Lord Abbet
Series Fund, Inc., MFS/Sun Life Series Trust, OCC Accumulation Trust and Sun Capital Advisers Trust (collectively, "the Funds"). Massachusetts Financial Services Company, an affiliate of the Sponsor, is the investment adviser to MFS/Sun Life Series Trust. Sun Capital Advisers Inc., an affiliate of the Sponsor, is the investment adviser to Sun Capital Advisers Trust.

(2) SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The preparation of financial statements in conformity with generally accepted accounting principles requires the Sponsor's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT VALUATIONS

Investments in shares of the Funds are recorded at their net asset value. Realized gains and losses on sales of shares of the Funds are determined on the identified cost basis. Dividend income and capital gain distributions received by the Sub-Accounts are reinvested in additional Fund shares and are recognized on the ex-dividend date.

Exchanges between Sub-Accounts requested by contract participants are recorded in the new Sub-Account upon receipt of the redemption proceeds.

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F
NOTES TO FINANCIAL STATEMENTS -- continued

(2) SIGNIFICANT ACCOUNTING POLICIES

FEDERAL INCOME TAX STATUS

The operations of the Variable Account are part of the operations of the Sponsor and are not taxed separately. The Variable Account is not taxed as a regulated investment company. The Sponsor qualifies for the federal income tax treatment granted to life insurance companies under Subchapter L of the Internal Revenue Code. Under existing federal income tax law, investment income and capital gains earned by the Variable Account on contract owner reserves are not taxable and, therefore, no provision has been made for federal income taxes.

(3) CONTRACT CHARGES
A mortality and expense risk charge based on the value of the Sub-Accounts included in the Variable Account is deducted from the Variable Account at the end of each valuation period for the mortality and expense risks assumed by the Sponsor. The deductions are transferred periodically to the Sponsor. Currently, the deduction is at an effective annual rate of 1.25% for Futurity and Futurity II contracts, 1.00% for Futurity Focus contracts and 1.30% for Futurity Accolade contracts.

Each year on the account anniversary, an account administration fee ("Account Fee") equal to the lesser of $30 in the case of Futurity contracts, $35 in the case of Futurity II contracts and Futurity Accolade contracts and $50 in the case of Futurity Focus contracts or 2% of the participant's account value in Account Years one through five (thereafter, the Account Fee may be changed annually, but it may not exceed the lesser of $50 or 2% of the participant's account value) is deducted from the participant's account to reimburse the Sponsor for certain administrative expenses. After the annuity commencement date, the Account Fee will be deducted pro rata from each variable annuity payment made during the year. As reimbursement for administrative expenses attributable to contracts which exceed the revenues received from the Account Fees, the Sponsor makes a deduction from the Variable Account at the end of each valuation period at an effective annual rate of 0.15% of the net assets attributable to such Contracts.

The Sponsor does not deduct a sales charge from purchase payments. However, a withdrawal charge (contingent deferred sales charge) of up to 8% of certain amounts withdrawn, when applicable, may be deducted to cover certain expenses relating to the sale of the Futurity, Futurity II, and Futurity Focus Contracts, including commissions paid to sales personnel, the costs of preparation of sales literature, and other promotional costs and acquisition expenses.

(4) ANNUITY RESERVES
Annuity reserves are calculated using the 1983 Individual Annuitant Mortality Table and an assumed interest rate of 3% per year. Required adjustments to the reserves are accomplished by transfers to or from the Sponsor.

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F
NOTES TO FINANCIAL STATEMENTS -- continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS

                                                   Units Outstanding
                                                   Beginning of Year                  Units Purchased
                                             ------------------------------    ------------------------------
                                              Year Ended       Year Ended       Year Ended       Year Ended
                                             December 31,     December 31,     December 31,     December 31,
                                                 1999             1998             1999             1998
                                             -------------    -------------    -------------    -------------
 FUTURITY CONTRACTS:
 AIM1                            (a)            141,292          --                37,449          120,297
 AIM2                            (a)            204,502          --                28,920          188,055
 AIM3                            (b)            332,662          --                43,138          211,522
 AIM4                            (a)            216,812          --                22,277          175,562
 AL1                             (b)            285,990          --                96,119          220,381
 AL2                             (b)            194,995          --                37,009          166,134
 AL3                             (b)             77,472          --                12,426           46,464
 GS1                             (c)            210,952          --                34,405          174,066
 GS2                             (a)             31,476          --                   556           28,820
 GS3                             (a)            282,488          --                25,986          245,810
 GS4                             (a)            199,770          --                10,206          146,654
 GS5                             (d)             30,394          --                 2,948           22,922
 JP1                             (b)            293,787          --                83,392          153,409
 JP2                             (b)             52,419          --                 9,614           43,568
 JP3                             (b)             22,655          --                 8,150           14,226
 LA1                             (b)            333,805          --                61,424          295,576
 CAS                             (e)            403,733          --                35,843          182,671
 EGS                             (a)            397,132          --                60,135          286,458
 HYS                             (e)            217,924          --                27,858          136,139
 MMS                             (a)            371,404          --                29,531          520,396
 UTS                             (b)            278,221          --                49,525          168,365
 GSS                             (a)            150,350          --                31,435          124,697
 OP1                             (a)            363,748          --                45,042          249,514
 OP2                             (a)             93,160          --                19,463           80,719
 OP3                             (b)             86,567          --                11,061           62,966
 SB1                             (b)             21,329          --                 1,994           20,954
 SB2                             (b)             32,282          --                11,451           27,151
 SB3                             (a)            277,473          --                17,918          208,817
 SB4                             (b)            293,921          --                 4,406          199,267
 WP1                             (a)             22,480          --                 9,591           17,004
 WP2                             (b)             18,253          --                 5,461           17,656
 WP3                             (b)             14,715          --                 4,811           12,602
 WP4                             (b)             41,843          --                 2,953           42,727

                                       Units Transferred
                                      Between Sub-Accounts
                                              and                         Units Withdrawn,
                                       Fixed Accumulation                 Surrendered, and                 Units Outstanding
                                            Account                          Annuitized                       End of Year
                                 ------------------------------    ------------------------------    ------------------------------
                                  Year Ended       Year Ended       Year Ended       Year Ended       Year Ended       Year Ended
                                 December 31,     December 31,     December 31,     December 31,     December 31,     December 31,
                                     1999             1998             1999             1998             1999             1998
                                 -------------    -------------    -------------    -------------    -------------    -------------
 FUTURITY CONTRACTS:
 AIM1                                68,417            21,989          (19,423)           (994)         227,735          141,292
 AIM2                               219,720            18,286          (10,712)         (1,839)         442,430          204,502
 AIM3                               451,578           126,191          (27,993)         (5,051)         799,385          332,662
 AIM4                               238,494            42,064          (18,770)           (814)         458,813          216,812
 AL1                                424,506            66,702          (51,286)         (1,093)         755,329          285,990
 AL2                                249,731            33,387          (46,903)         (4,526)         434,832          194,995
 AL3                                 96,080            31,855           (3,758)           (847)         182,220           77,472
 GS1                                194,122            37,773          (16,398)           (887)         423,081          210,952
 GS2                                 51,143             2,730           (2,812)            (74)          80,363           31,476
 GS3                                289,621            41,721          (22,792)         (5,043)         575,303          282,488
 GS4                                109,158            54,644          (18,062)         (1,528)         301,072          199,770
 GS5                                 31,634             7,479           (2,001)             (7)          62,975           30,394
 JP1                                220,364           143,890          (28,588)         (3,512)         568,955          293,787
 JP2                                 50,228             9,107           (6,937)           (256)         105,324           52,419
 JP3                                 11,780             8,529           (1,450)           (100)          41,135           22,655
 LA1                                328,125            40,527          (42,184)         (2,298)         681,170          333,805
 CAS                                 74,342           225,749          (23,482)         (4,687)         490,436          403,733
 EGS                                231,410           114,747          (44,248)         (4,073)         644,429          397,132
 HYS                                363,603            82,554          (28,271)           (769)         581,114          217,924
 MMS                                399,896          (145,427)        (137,740)         (3,565)         663,091          371,404
 UTS                                482,058           110,939          (47,559)         (1,083)         762,245          278,221
 GSS                                482,313            30,755          (28,386)         (5,102)         635,712          150,350
 OP1                                407,891           116,381          (46,676)         (2,147)         770,005          363,748
 OP2                                104,339            12,844           (8,463)           (403)         208,499           93,160
 OP3                                152,550            24,744          (14,649)         (1,143)         235,529           86,567
 SB1                                  8,915               660           (2,599)           (285)          29,639           21,329
 SB2                                 17,512             5,324           (2,530)           (193)          58,715           32,282
 SB3                                394,310            69,996          (40,441)         (1,340)         649,260          277,473
 SB4                                398,605            95,844          (39,609)         (1,190)         657,323          293,921
 WP1                                 37,994             5,576           (1,995)           (100)          68,070           22,480
 WP2                                 36,942               697           (7,725)           (100)          52,931           18,253
 WP3                                  5,081             2,213           (3,289)           (100)          21,318           14,715
 WP4                                114,098               (84)          (5,437)           (800)         153,457           41,843

(a) For the period February 20, 1998 (commencement of operations) through December 31, 1998.
(b) For the period March 27, 1998 (commencement of operations) through December 31, 1998.
(c) For the period March 12, 1998 (commencement of operations) through December 31, 1998.
(d) For the period March 17, 1998 (commencement of operations) through December 31, 1998.
(e) For the period February 26, 1998 (commencement of operations) through December 31, 1998.

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F
NOTES TO FINANCIAL STATEMENTS -- continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS -- continued

                                                   Units Outstanding
                                                   Beginning of Year                  Units Purchased
                                             ------------------------------    ------------------------------
                                              Year Ended       Year Ended       Year Ended       Year Ended
                                             December 31,     December 31,     December 31,     December 31,
                                                 1999             1998             1999             1998
                                             -------------    -------------    -------------    -------------
 FUTURITY II CONTRACTS:
 AIM1                            (a)               100           --               181,039              100
 AIM2                            (a)             1,049           --               538,285            1,049
 AIM3                            (a)             1,704           --               573,115            1,704
 AIM4                            (b)             2,553           --               277,892            2,553
 AL1                             (a)             2,044           --               798,097            2,044
 AL2                             (b)             1,785           --               330,958            1,785
 AL3                             (a)               100           --               134,245              100
 GS1                             (c)               786           --               340,043              786
 GS2                             (a)               100           --                26,340              100
 GS3                             (b)             2,341           --               322,630            2,341
 GS4                             (a)               100           --                78,401              100
 GS5                             (c)               578           --                58,284              578
 JP1                             (a)               474           --               315,983              474
 JP2                             (a)               100           --                57,728              100
 JP3                             (a)               100           --                39,434              100
 LA1                             (b)             1,763           --               389,191            1,763
 CAS                             (a)             2,367           --               251,500            2,367
 EGS                             (c)             3,662           --               455,194            3,662
 HYS                             (b)               729           --               199,927              729
 UTS                             (c)               821           --               237,960              821
 GSS                             (b)             1,027           --               236,734            1,027
 TRS                             (d)            --               --               145,867           --
 MIT                             (d)            --               --               274,552           --
 NWD                             (d)            --               --                31,539           --
 MIS                             (d)            --               --               314,530           --
 OP1                             (b)             1,517           --               196,083            1,517
 OP2                             (a)               150           --                95,779              150
 OP3                             (a)               100           --                36,287              100
 OP4                             (a)               100           --               120,357              100
 SCA1                            (a)               200           --               516,555              200
 SCA2                            (a)             1,806           --               212,361            1,806
 SCA3                            (a)               705           --                40,953              705
 SCA4                            (e)            --               --                14,166           --
 SCA5                            (e)            --               --                17,823           --
 SCA6                            (e)            --               --                 3,004           --
 WP1                             (a)               100           --                24,172              100
 WP2                             (a)               100           --                17,409              100
 WP3                             (a)               100           --                 5,483              100
 WP4                             (a)               100           --                41,639              100

                                       Units Transferred
                                      Between Sub-Accounts
                                              and                         Units Withdrawn,
                                       Fixed Accumulation                 Surrendered, and                 Units Outstanding
                                            Account                          Annuitized                       End of Year
                                 ------------------------------    ------------------------------    ------------------------------
                                  Year Ended       Year Ended       Year Ended       Year Ended       Year Ended       Year Ended
                                 December 31,     December 31,     December 31,     December 31,     December 31,     December 31,
                                     1999             1998             1999             1998             1999             1998
                                 -------------    -------------    -------------    -------------    -------------    -------------
 FUTURITY II CONTRACTS:
 AIM1                               123,465          --                (4,955)         --                299,649            100
 AIM2                               482,701          --               (24,533)         --                997,502          1,049
 AIM3                               656,563          --               (17,938)         --              1,213,444          1,704
 AIM4                               405,813          --               (26,694)         --                659,564          2,553
 AL1                                841,456          --               (21,446)         --              1,620,151          2,044
 AL2                                441,029          --               (17,839)         --                755,933          1,785
 AL3                                 93,499          --                (5,898)         --                221,946            100
 GS1                                282,453          --               (12,429)         --                610,853            786
 GS2                                 46,936          --                (1,555)         --                 71,821            100
 GS3                                417,400          --               (27,737)         --                714,634          2,341
 GS4                                126,524          --                (2,740)         --                202,285            100
 GS5                                 62,982          --                (1,965)         --                119,879            578
 JP1                                321,619          --               (13,072)         --                625,004            474
 JP2                                 63,482          --                (2,767)         --                118,543            100
 JP3                                 18,564          --                  (463)         --                 57,635            100
 LA1                                607,156          --               (15,964)         --                982,146          1,763
 CAS                                255,332          --                (8,903)         --                500,296          2,367
 EGS                                370,763          --               (25,152)         --                804,467          3,662
 HYS                                365,635          --               (12,291)         --                554,000            729
 UTS                                334,919          --               (21,239)         --                552,461            821
 GSS                                591,096          --               (21,291)         --                807,566          1,027
 TRS                                 76,462          --               (11,284)         --                211,045         --
 MIT                                361,529          --                (6,897)         --                629,184         --
 NWD                                 67,961          --                  (288)         --                 99,212         --
 MIS                                250,304          --               (10,654)         --                554,180         --
 OP1                                198,204          --                (7,187)         --                388,617          1,517
 OP2                                 17,112          --                (4,189)         --                108,852            150
 OP3                                 54,017          --                (1,806)         --                 88,598            100
 OP4                                 78,975          --                (2,615)         --                196,817            100
 SCA1                               220,638          --               (37,843)         --                699,550            200
 SCA2                               603,561          --               (49,583)         --                768,145          1,806
 SCA3                                98,307          --                (8,117)         --                131,848            705
 SCA4                                84,139          --                (1,485)         --                 96,820         --
 SCA5                               202,111          --                (2,819)         --                217,115         --
 SCA6                                41,050          --                  (185)         --                 43,869         --
 WP1                                 44,318          --                (1,413)         --                 67,177            100
 WP2                                 12,438          --                    (8)         --                 29,939            100
 WP3                                 17,472          --                  (529)         --                 22,526            100
 WP4                                 39,443          --                (1,304)         --                 79,878            100

(a) For the period December 15, 1998 (commencement of operations) through December 31, 1998.
(b) For the period December 17, 1998 (commencement of operations) through December 31, 1998.
(c) For the period December 29, 1998 (commencement of operations) through December 31, 1998.
(d) For the period May 17, 1999 (commencement of operations) through December 31, 1999.
(e) For the period September 13, 1999 (commencement of operations) through December 31, 1999.

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F
NOTES TO FINANCIAL STATEMENTS -- continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS -- continued

                                                   Units Outstanding
                                                   Beginning of Year                  Units Purchased
                                             ------------------------------    ------------------------------
                                              Year Ended       Year Ended       Year Ended       Year Ended
                                             December 31,     December 31,     December 31,     December 31,
                                                 1999             1998             1999             1998
                                             -------------    -------------    -------------    -------------
 FUTURITY FOCUS CONTRACTS:
 AIM1                            (a)            --               --                13,472          --
 AIM2                            (a)            --               --                34,933          --
 AIM3                            (a)            --               --                60,253          --
 AIM4                            (a)            --               --                26,210          --
 AL1                             (a)            --               --                44,079          --
 AL2                             (a)            --               --                34,264          --
 AL3                             (a)            --               --                 9,602          --
 GS1                             (a)            --               --                 4,016          --
 GS2                             (a)            --               --                 1,112          --
 GS3                             (a)            --               --                20,053          --
 GS4                             (a)            --               --                29,333          --
 GS5                             (a)            --               --                 7,451          --
 JP1                             (a)            --               --                24,288          --
 JP2                             (a)            --               --                12,279          --
 JP3                             (a)            --               --                 2,178          --
 LA1                             (b)            --               --                38,221          --
 CAS                             (a)            --               --                21,046          --
 EGS                             (a)            --               --                46,092          --
 HYS                             (a)            --               --                25,654          --
 UTS                             (a)            --               --                21,976          --
 GSS                             (a)            --               --                48,404          --
 TRS                             (b)            --               --                 8,393          --
 MIT                             (b)            --               --                74,974          --
 NWD                             (b)            --               --                 7,662          --
 MIS                             (b)            --               --                34,173          --
 OP1                             (a)            --               --                10,772          --
 OP2                             (a)            --               --                10,112          --
 OP3                             (a)            --               --                 3,882          --
 OP4                             (a)            --               --                 4,578          --
 SCA1                            (a)            --               --               252,106          --
 SCA2                            (a)            --               --                34,864          --
 SCA3                            (a)            --               --                 2,727          --
 SCA4                            (c)            --               --                   319          --
 SCA5                            (c)            --               --                   100          --
 SCA6                            (c)            --               --                   578          --
 WP1                             (a)            --               --                   989          --
 WP2                             (a)            --               --                   100          --
 WP3                             (a)            --               --                   100          --
 WP4                             (a)            --               --                   123          --

                                       Units Transferred
                                      Between Sub-Accounts
                                              and                         Units Withdrawn,
                                       Fixed Accumulation                 Surrendered, and                 Units Outstanding
                                            Account                          Annuitized                       End of Year
                                 ------------------------------    ------------------------------    ------------------------------
                                  Year Ended       Year Ended       Year Ended       Year Ended       Year Ended       Year Ended
                                 December 31,     December 31,     December 31,     December 31,     December 31,     December 31,
                                     1999             1998             1999             1998             1999             1998
                                 -------------    -------------    -------------    -------------    -------------    -------------
 FUTURITY FOCUS CONTRACTS:
 AIM1                                   181          --                    (36)        --                13,617          --
 AIM2                                 1,199          --                   (259)        --                35,873          --
 AIM3                                 2,227          --                 (8,373)        --                54,107          --
 AIM4                                  (398)         --                   (475)        --                25,337          --
 AL1                                  2,632          --                 (7,869)        --                38,842          --
 AL2                                   (404)         --                 (1,424)        --                32,436          --
 AL3                                   (382)         --                    (45)        --                 9,175          --
 GS1                                     76          --                     (7)        --                 4,085          --
 GS2                                 --              --                --              --                 1,112          --
 GS3                                    950          --                   (405)        --                20,598          --
 GS4                                 --              --                    (76)        --                29,257          --
 GS5                                  1,193          --                    (23)        --                 8,621          --
 JP1                                    676          --                 (6,274)        --                18,690          --
 JP2                                     29          --                    (74)        --                12,234          --
 JP3                                    541          --                    (10)        --                 2,709          --
 LA1                                  3,486          --                 (1,429)        --                40,278          --
 CAS                                  2,087          --                    (82)        --                23,051          --
 EGS                                  1,755          --                 (6,539)        --                41,308          --
 HYS                                  1,092          --                 (4,817)        --                21,929          --
 UTS                                    121          --                 (1,412)        --                20,685          --
 GSS                                 (5,086)         --                   (388)        --                42,930          --
 TRS                                    489          --                    (41)        --                 8,841          --
 MIT                                  1,759          --                 (2,255)        --                74,478          --
 NWD                                   (525)         --                     (9)        --                 7,128          --
 MIS                                  1,363          --                 (5,611)        --                29,925          --
 OP1                                 (3,121)         --                   (263)        --                 7,388          --
 OP2                                 (2,840)         --                   (296)        --                 6,976          --
 OP3                                 --              --                --              --                 3,882          --
 OP4                                  1,122          --                    (31)        --                 5,669          --
 SCA1                                 9,073          --               (219,651)        --                41,528          --
 SCA2                                   796          --                 (1,076)        --                34,584          --
 SCA3                                   289          --                   (374)        --                 2,642          --
 SCA4                                 1,839          --                   (218)        --                 1,940          --
 SCA5                                 2,630          --                   (380)        --                 2,350          --
 SCA6                                   675          --                --              --                 1,253          --
 WP1                                    483          --                --              --                 1,472          --
 WP2                                    761          --                --              --                   861          --
 WP3                                 --              --                --              --                   100          --
 WP4                                     71          --                --              --                   194          --

(a) For the period May 15, 1999 (commencement of operations) through December 31, 1999.
(b) For the period May 17, 1999 (commencement of operations) through December 31, 1999.
(c) For the period September 13, 1999 (commencement of operations) through December 31, 1999.

FUTURITY, FUTURITY II, FUTURITY FOCUS AND FUTURITY ACCOLADE SUB-ACCOUNTS INCLUDED IN
SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F
NOTES TO FINANCIAL STATEMENTS -- continued

(5) UNIT ACTIVITY FROM PARTICIPANT TRANSACTIONS -- continued

                                                                                                       Units Transferred
                                                                                                     Between Sub-Accounts
                                                                                                              and
                                       Units Outstanding                                              Fixed Accumulation
                                       Beginning of Year                Units Purchased                     Account
                                 -----------------------------   -----------------------------   -----------------------------
                                  Year Ended      Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
                                 December 31,    December 31,    December 31,    December 31,    December 31,    December 31,
                                     1999            1998            1999            1998            1999            1998
                                 -------------   -------------   -------------   -------------   -------------   -------------
 FUTURITY ACCOLADE CONTRACTS (A):
 AIM1                               --              --               28,060         --                  (36)        --
 AIM2                               --              --               71,949         --                  184         --
 AIM3                               --              --               41,491         --                   64         --
 AIM4                               --              --               40,241         --                 (216)        --
 AL1                                --              --               78,117         --                  248         --
 AL2                                --              --               25,632         --                   82         --
 AL3                                --              --               12,969         --                    7         --
 GS1                                --              --               17,566         --                  (22)        --
 GS2                                --              --                1,535         --                  244         --
 GS3                                --              --               23,176         --                  253         --
 GS4                                --              --                5,354         --               --             --
 GS5                                --              --                6,485         --                  236         --
 JP1                                --              --                6,364         --                   91         --
 JP2                                --              --               10,762         --                  (25)        --
 JP3                                --              --                  228         --                5,370         --
 LA1                                --              --               55,648         --                  333         --
 CAS                                --              --                4,427         --               --             --
 EGS                                --              --               54,055         --                4,868         --
 HYS                                --              --               44,529         --                  279         --
 UTS                                --              --               49,738         --                  573         --
 GSS                                --              --               10,569         --                  448         --
 TRS                                --              --               42,576         --                  259         --
 MIT                                --              --               48,217         --                  174         --
 NWD                                --              --               18,756         --                  (74)        --
 MIS                                --              --               55,995         --                   35         --
 OP1                                --              --                  102         --               --             --
 OP2                                --              --               19,553         --                  (99)        --
 OP3                                --              --                  102         --               --             --
 OP4                                --              --               25,960         --                  158         --
 SCA1                               --              --              380,262         --              (13,639)        --
 SCA2                               --              --               11,119         --                  434         --
 SCA3                               --              --                2,115         --                  166         --
 SCA4                               --              --                9,040         --                  (13)        --
 SCA5                               --              --               17,605         --                  277         --
 SCA6                               --              --                  410         --                  (16)        --


                                       Units Withdrawn,
                                       Surrendered, and                Units Outstanding
                                          Annuitized                      End of Year
                                 -----------------------------   -----------------------------
                                  Year Ended      Year Ended      Year Ended      Year Ended
                                 December 31,    December 31,    December 31,    December 31,
                                     1999            1998            1999            1998
                                 -------------   -------------   -------------   -------------
 FUTURITY ACCOLADE CONTRACTS (A
 AIM1                                 (231)         --               27,793         --
 AIM2                                 (267)         --               71,866         --
 AIM3                                 (321)         --               41,234         --
 AIM4                                   (4)         --               40,021         --
 AL1                                  (373)         --               77,992         --
 AL2                                  (356)         --               25,358         --
 AL3                                    (7)         --               12,969         --
 GS1                                  (255)         --               17,289         --
 GS2                                    (4)         --                1,775         --
 GS3                                    (2)         --               23,427         --
 GS4                                --              --                5,354         --
 GS5                                  (139)         --                6,582         --
 JP1                                --              --                6,455         --
 JP2                                    (7)         --               10,730         --
 JP3                                --              --                5,598         --
 LA1                                  (422)         --               55,559         --
 CAS                                --              --                4,427         --
 EGS                                  (662)         --               58,261         --
 HYS                                  (579)         --               44,229         --
 UTS                                  (452)         --               49,859         --
 GSS                                    (5)         --               11,012         --
 TRS                                  (564)         --               42,271         --
 MIT                                    (5)         --               48,386         --
 NWD                                  (200)         --               18,482         --
 MIS                                  (257)         --               55,773         --
 OP1                                --              --                  102         --
 OP2                                  (384)         --               19,070         --
 OP3                                --              --                  102         --
 OP4                                  (333)         --               25,785         --
 SCA1                               --              --              366,623         --
 SCA2                               --              --               11,553         --
 SCA3                               --              --                2,281         --
 SCA4                               --              --                9,027         --
 SCA5                                   (4)         --               17,878         --
 SCA6                               --              --                  394         --

(a) For the period October 15, 1999 (commencement of operations) through December 31, 1999.

INDEPENDENT AUDITORS' REPORT

To the Participants in Futurity, Futurity II, Futurity Focus and Futurity Accolade and the Board of Directors of Sun Life Assurance Company of Canada (U.S.):

We have audited the accompanying statement of condition of AIM V.I. Capital Appreciation Sub-Account, AIM V.I. Growth Sub-Account, AIM V.I. Growth and Income Sub-Account, AIM V.I. International Equity Sub-Account, The Alger American Growth Sub-Account, The Alger American Income and Growth Sub-Account, The Alger American Small Capitalization Sub-Account, Goldman Sachs VIT CORE(SM) Large Cap Growth Sub-Account, Goldman Sachs VIT CORE(SM) Small Cap Equity Sub-Account, Goldman Sachs VIT CORE(SM) U.S. Equity Sub-Account, Goldman Sachs VIT Growth and Income Sub-Account, Goldman Sachs VIT International Equity Sub-Account, J.P. Morgan U.S. Disciplined Equity Sub-Account, J.P. Morgan International Opportunities Sub-Account, J.P. Morgan Small Company Sub-Account, Lord Abbett Growth and Income Sub-Account, MFS/Sun Life Capital Appreciation Sub-Account, MFS/Sun Life Emerging Growth Sub-Account, MFS/Sun Life High Yield Sub-Account, MFS/Sun Life Money Market Sub-Account, MFS/Sun Life Utilities Sub-Account, MFS/Sun Life Government Securities Sub-Account, MFS/Sun Life Total Return Sub-Account, MFS/Sun Life Massachusetts Investors Trust Sub-Account, MFS/Sun Life New Discovery Sub-Account, MFS/Sun Life Massachusetts Investors Growth Stock Sub-Account, OCC Equity Sub-Account, OCC Mid Cap Sub-Account, OCC Small Cap Sub-Account, OCC Managed Sub-Account, Salomon Brothers Variable Capital Sub-Account, Salomon Brothers Variable Investors Sub-Account, Salomon Brothers Variable Strategic Bond Sub-Account, Salomon Brothers Variable Total Return Sub-Account, Sun Capital Money Market Sub-Account, Sun Capital Investment Grade Bond Sub-Account, Sun Capital Real Estate Sub-Account, Sun Capital Select Equity Sub-Account, Sun Capital Blue Chip Mid Cap Sub-Account, Sun Capital Investors Foundation Sub-Account, Warburg Pincus Emerging Markets Sub-Account, Warburg Pincus International Equity Sub-Account, Warburg Pincus Post-Venture Capital Sub-Account and Warburg Pincus Small Company Growth Sub-Account of Sun Life of Canada (U.S.) Variable Account F, (the "Sub-Accounts") as of
December 31, 1999, the related statement of operations for the year then ended and the statements of changes in net assets for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities held at December 31, 1999 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Sub-Accounts as of December 31, 1999, the results of their operations and the changes in their net assets for the respective stated periods in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 10, 2000

                     SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                     C/O RETIREMENT PRODUCTS AND SERVICES
                     P.O. BOX 9133
                     BOSTON, MASSACHUSETTS  02117


                     TELEPHONE:
                     Toll Free (888) 786-2435


                     GENERAL DISTRIBUTOR
                     Clarendon Insurance Agency, Inc.
                     One Sun Life Executive Park
                     Wellesley Hills, Massachusetts  02481


                     AUDITORS
                     Deloitte & Touche LLP
                     200 Berkeley Street
                     Boston, Massachusetts  02116

                                       PART C

                                 OTHER INFORMATION

Item 24. FINANCIAL STATEMENTS AND EXHIBITS

         (a) The following Financial Statements are included in the Registration Statement:

          Included in Part A:

             A.     Condensed Financial Information - Accumulation Unit Values

             B.     Financial Statements of the Depositor


                    Audited:

                       1. Consolidated Statements of Income, Years Ended December 31, 1999, 1998 and 1997;
                       2. Consolidated Balance Sheets, December 31, 1999 and 1998,
                       3. Consolidated Statements of Comprehensive Income, Years Ended December 31, 1999, 1998 and 1997;
                       4. Consolidated Statements of Stockholder's Equity, Years Ended December 31, 1999, 1998 and 1997;
                       5.     Consolidated Statements of Cash Flows, Years
                              Ended December 31, 1999, 1998 and 1997;
                       6.     Notes to Consolidated Financial Statements; and
                       7.     Independent Auditors' Report.

                    Unaudited:

                       1. Consolidated Statements of Income (unaudited) - Three Months Ended March 31, 2000 and March 31, 1999
                       2.     Consolidated Balance Sheets (unaudited) -
                              March 31, 2000 and December 31, 1999
                       3. Consolidated Statements of Comprehensive Income (unaudited) - Three Months Ended March 31, 2000 and March 31, 1999
                       4.     Consolidated Statements of Changes in
                              Stockholder's Equity (unaudited)- Three Months Ended March 31, 2000 and March 31, 1999
                       5. Consolidated Statements of Cash Flows (unaudited)- Three Months Ended March 31, 2000 and
                              March 31,1999
                       6.     Notes to Unaudited Consolidated Financial
                              Statements


         Included in Part B

             A.     Financial Statements of the Registrant

                       1.     Statement of Condition, December 31, 1999;
                       2.     Statement of Operations, Year Ended December 31,
                              1999;
                       3. Statements of Changes in Net Assets, Years Ended December 31, 1999 and December 31, 1998;
                       4.     Notes to Financial Statements; and
                       5.     Independent Auditors' Report.

         (b) The following Exhibits are incorporated in the Registration Statement by reference unless otherwise indicated:

              (1) Resolution of Board of Directors of the depositor dated December 3, 1985 authorizing the establishment of the Registrant (Incorporated herein by reference to Exhibit 1 to the Registration Statement of the Registrant on Form N-4, File No. 333-37907, filed on October 14,
                              1997);

              (2)             Not Applicable;

              (3)(a) Distribution Agreement between the Depositor, Massachusetts Financial Services Company and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Exhibit 3(a) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-4, File No. 333-37907, filed on January 16, 1998);

                 (b)(i) Specimen Sales Operations and General Agent Agreement (Incorporated herein by reference to Exhibit 3(b)(i) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-4, File No. 333-37907, filed on January 16,
                              1998);

                 (b)(ii) Specimen Broker-Dealer Supervisory and Service Agreement (Incorporated herein by reference to Exhibit 3(b)(ii) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-4, File No. 333-37907, filed on January 16,
                              1998); and

                 (b)(iii) Specimen Registered Representatives Agent Agreement (Incorporated herein by reference to Exhibit 3(b)(iii) to Pre-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-4, File No. 333-37907, filed on January 16, 1998);

              (4)(a) Form of Flexible Payment Combination Fixed/Variable Group Annuity Contract*;

                 (b) Form of Certificate to be issued in connection with Contract filed as Exhibit 4(a)*;

                 (c) Form of Flexible Payment Combination Fixed/Variable Individual Annuity Contract*;

              (5)(a) Form of Application to be used with Contracts filed as Exhibits 4(a) and 4(c)*;

                 (b)          Form of Application to be used with
                              Certificate filed as Exhibit 4(b)*;

              (6)(a) Certificate of Incorporation and By-laws of the Depositor (Incorporated herein by reference to Exhibits 3(a) and 3(b), respectively, to the Registration Statement of the Depositor on Form S-1, File No. 333-37907, filed on October 14,
                              1997);

                 (b) By-Laws of the Depositor, as amended effective as of January 1, 2000*;

              (7)             Not Applicable;

              (8)(a) Form of Participation Agreement by and between The Alger American Fund, the Depositor, and Fred Alger and Company, Incorporated (Filed as
                              Exhibit 8(a) to Post-Effective Amendment No. 13 to the Registration Statement of the Registrant on Form N-4, File No. 33-41628, filed April 26,
                              1999);

                 (b)(i) Form of Participation Agreement dated February 17, 1998 by and between Goldman Sachs Variable, Insurance Trust, Goldman Sachs & Co. and the Depositor (Filed as Exhibit 8(b)(i) to Post-Effective Amendment No. 13 to the Registration Statement of the Registrant on Form N-4, File No. 33-41628, filed April 26,
                              1999);

                    (ii) Form of Amendment No. 1 dated December 14, 1998 to Participation Agreement filed as Exhibit 8(b)(i) (Filed as Exhibit 8(b)(ii) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

                    (iii) Form of Amendment No. 2 dated as of March 15, 1999 to Participation Agreement filed as
                              Exhibit 8(b)(i) (Filed as Exhibit 8(b)(iii) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

                 (c) Form of Fund Participation Agreement between the Depositor and J.P. Morgan Services Trust II (Filed as Exhibit 8(c) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

                 (d) Form of Participation Agreement dated February 17, 1998 by and among MFS/Sun Life Services Trust, the Depositor and Massachusetts Financial Services Company (Filed as Exhibit 8(d) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

                 (e) Form of Participation Agreement dated February 17, 1998 by and among OCC Accumulation Trust, the Depositor and OCC Distributors (Filed as Exhibit 8(e) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

                 (f) Form of Participation Agreement dated February, 1998 by and among the Depositor, Warburg Pincus Trust, Warburg Pincus Asset Management, Inc. and Counsellors Securities, Inc. (Filed as Exhibit 8(f) to Post-Effective Amendment No. 13 to Registrant's Registration Statement on Form N-4, File No. 33-41628, filed April 26, 1999);

                 (g) Form of Participation Agreement dated February 17, 1998 by and among the Depositor, AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., and Clarendon Insurance Agency, Inc. (Filed as
                              Exhibit 8(g) to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-82957, filed on February 3, 2000);

                 (h) Form of Participation Agreement dated August 18, 1999 by and among the Depositor, Sun Capital Advisers Trust and Sun Capital Advisers, Inc. (Filed as Exhibit 8(h) to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-82957, filed on February 3,
                              2000);

              (9) Opinion of Counsel as to the legality of the securities being registered and Consent to its use (Filed as Exhibit 9 to the Registration Statement on Form N-4, File No. 333-30844, filed on February 23, 2000);

             (10)             Consent of Independent Auditors*;

             (11) Financial Statement Schedules I and VI (Incorporated herein by reference to the Depositor's Form 10-K Annual Report for the fiscal year ended December 31, 1999, filed on March 22, 2000);

             (12)             Not Applicable;

             (13) Schedule for Computation of Performance Quotations (Incorporated by reference to
                              Exhibit 13 to Post-Effective Amendment No. 10 to the Registration Statement of the Registrant on Form N-4, File No. 33-41628, filed on
                              April 29, 1998);

             (14)             Not Applicable;

             (15)(a) Powers of Attorney (Filed as Exhibit 15 to the Registration Statement on Form S-6,
                              File No. 333-94359, filed on January 10, 2000)

                 (b)          Power of Attorney of David D. Horn (Filed as
                              Exhibit 15(b) to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-82957, filed on February 3, 2000);

                 (c)          Power of Attorney of Richard B. Bailey (Filed as
                              Exhibit 15(c) to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4, File No. 333-05227, filed on April 5, 2000);

                 (d) Power of Attorney of William W. Stinson (Filed as Exhibit 15(d) to Post-Effective Amendment
                              No. 23 to the Registration Statement on Form
                              N-4, File No. 2-78738, filed on April 20, 2000);
                              and

             (16)             Organizational Chart*


* Filed herewith

Item 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

          Name and                             Principal Positions and Offices
          Business Address                     with Depositor
          ----------------                     --------------

          Donald A. Stewart                    Chairman and Director
          150 King Street West
          Toronto, Ontario
          Canada M5H 1J9

          C. James Prieur                      Vice Chairman and Director
          One Sun Life Executive Park
          Wellesley Hills, MA 02481

          James A. McNulty, III                President and Director
          One Sun Life Executive Park
          Wellesley Hills, MA 02481

          Richard B. Bailey                    Director
          63 Atlantic Avenue
          Boston, MA 02110

          Gregory W. Gee                       Director
          150 King Street West
          Toronto, Ontario
          Canada M5H 1J9

          David D. Horn                        Director
          Strong Road
          New Vineyard, ME 04956

          Angus A. MacNaughton                 Director
          Genstar Investment Corporation
          555 California Street, Suite 4850
          San Francisco, CA 94104

          S. Caesar Raboy                      Director
          220 Boylston Street
          Boston, MA 02110

          William W. Stinson                   Director
          Canadian Pacific Limited
          1800 Bankers Hall, East Tower
          855 - 2nd Street S.W.
          Calgary, Alberta
          Canada T2P 4ZH

          Name and                           Principal Positions and Offices
          Business Address                   with Depositor
          ----------------                   --------------


          James M.A. Anderson                Vice President, Investments
          One Sun Life Executive Park
          Wellesley Hills, MA 02481

          Peter F. Demuth                    Vice President and Chief Counsel
          One Sun Life Executive Park        and Assistant Secretary
          Wellesley Hills, MA 02481

          Ronald J. Fernandes                Vice President, Retirement
          One Copley Place                   Products and Services
          Boston, MA 02116

          Ellen B. King                      Counsel and Secretary
          One Sun Life Executive Park
          Wellesley Hills, MA 02481

          Davey S. Scoon                     Vice President, Finance and
          One Sun Life Executive Park        Treasurer
          Wellesley Hills, MA 02481

          Robert P. Vrolyk                   Vice President and
          One Sun Life Executive Park        Actuary
          Wellesley Hills, MA 02481

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of Sun Life Assurance Company of Canada (U.S.), a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., which is in turn a wholly-owned subsidiary of Sun Life Assurance Company of Canada.

     The organization chart of Sun Life Assurance Company of Canada is filed herewith as Exhibit 16.

      None of the companies listed in such Exhibit 16 is a subsidiary of the Registrant; therefore, the only financial statements being filed are those of Sun Life Assurance Company of Canada (U.S.).

Item 27. NUMBER OF CONTRACT OWNERS

     No Contracts had been issued by the Depositor with respect to the securities registered pursuant to this Registration Statement.

Item 28. INDEMNIFICATION

     Pursuant to Section 145 of the Delaware Corporation Law, Article 8 of the By-laws of Sun Life Assurance Company of Canada (U.S.), as amended effective as of January 1, 2000 (a copy of which is filed herewith), provides for the indemnification of directors, officers and employees of Sun Life Assurance Company of Canada (U.S.).

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sun Life Assurance Company of Canada (U.S.) pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (U.S.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (U.S.) of expenses incurred or paid by a director, officer, controlling person of Sun Life (U.S.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (U.S.) will submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act, unless in the opinion of their counsel the matter has been settled by controlling precedent, and will be governed by the final adjudication of such issue.

Item 29. PRINCIPAL UNDERWRITERS

     (a) Clarendon Insurance Agency, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), acts as general distributor for the Registrant, Sun Life of Canada (U.S.) Variable Accounts C, D, E, G, H and I, Sun Life (N.Y.) Variable Accounts A, B and C, and Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account, and Managed Sectors Variable Account.


     Name and Principal                      Positions and Offices
     Business Address*                       with Underwriter
     ----------------                        ----------------
     William Franca.....................     Managing Principal
     Michael M Senning..................     Managing Principal
     Davey S. Scoon.....................     Treasurer and Director
     James M.A. Anderson................     Director
     Ronald J. Fernandes................     Director
     James A. McNulty, III..............     Director
     George E. Maden....................     Secretary
     Roy P. Creedon.....................     Assistant Secretary
     Brian A. Krivitsky.................     Vice President
     Cynthia M. Orcutt..................     Vice President
     Norton A. Goss, II.................     Assistant Vice President

-------------
* The principal business address of all directors and officers of the principal underwriter except Messrs. Fernandes, Goss and Krivitsky is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. The principal business address of Messrs. Fernandes, Goss and Krivitsky is One Copley Place, Boston, Massachusetts 02116.

(a)  Inapplicable.

Item 30. LOCATION OF ACCOUNTS AND RECORDS

     Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained, in whole or in part, by Sun Life Assurance Company of Canada (U.S.) at its offices at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, and One Copley Place, Boston, Massachusetts 02116, or at the offices of Clarendon Insurance Agency, Inc., at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

Item 31. MANAGEMENT SERVICES

     Not Applicable.

Item 32. UNDERTAKINGS

     The Registrant hereby undertakes:

     (a) To file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted;

     (b) To include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an Applicant can check to request a Statement of Additional Information, or (2) a post card or simiilar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information;

     (c) To deliver any Statement of Additional Information and any financial statements required to be made available under SEC Form N-4 promptly upon written or oral request.

     (d) Representation with respect to Section 26(e)of the Investment Company Act of 1940: Sun Life Assurance Company of Canada (U.S.) represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

     The Registrant is relying on the no-action letter issued by the Division of Investment Management of the Securities and Exchange Commission to American Council of Life Insurance, Ref. No. IP-6-88, dated November 28, 1988, the requirements for which have been complied with by the Registrant.

                                   SIGNATURES

      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements of Securities Act Rule 485 for effectiveness of this Registration Statement and has caused this Registration Statement to be signed on its behalf, in the Town of Wellesley Hills, and Commonwealth of Massachusetts on this 9th day of June 2000.

                                SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT F
                                (Registrant)

                                SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                                (Depositor)

                                By:  /s/  JAMES A. McNULTY, III
                                     ----------------------------
                                     James A. McNulty, III
                                     President


Attest: /s/ EDWARD M. SHEA
--------------------------
     Edward M. Shea
     Assistant Vice President and Senior Counsel

      As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with the Depositor, Sun Life Assurance Company of Canada (U.S.), and on the dates indicated.

SIGNATURE                                TITLE                                           DATE
-------------------------------------    ------------------------------------            --------------

/s/ JAMES A. McNULTY, III                President and Director                          June 9, 2000
-------------------------------------    (Principal Executive Officer)
James A. McNulty, III


/s/ DAVEY S. SCOON                       Vice President, Finance                         June 9, 2000
-------------------------------------    and Treasurer
Davey S. Scoon                           (Principal Financial and Accounting Officer)

* /s/ DONALD A. STEWART                  Chairman and Director                           June 9, 2000
-------------------------------------
Donald A. Stewart

* /s/ C. JAMES PRIEUR                    Vice Chairman and Director                      June 9, 2000
-------------------------------------
C. James Prieur

**/s/ RICHARD B. BAILEY                  Director                                        June 9, 2000
-------------------------------------
Richard B. Bailey


* By Edward M. Shea pursuant to Power of Attorney filed as Exhibit 8 to the Registration Statement on Form S-6 (File No. 333-94359), filed January 10, 2000.

** By Edward M. Shea pursuant to Power of Attorney filed as Exhibit 15(c) to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4, File No. 333-05227, filed April 5, 2000.

SIGNATURE                                TITLE                                           DATE
-------------------------------------    ------------------------------------            --------------

* /s/ GREGORY W. GEE                     Director                                        June 9, 2000
-------------------------------------
Gregory W. Gee

*** /s/ DAVID D. HORN                    Director                                        June 9, 2000
-------------------------------------
David D. Horn

* /s/ ANGUS A. MACNAUGHTON               Director                                        June 9, 2000
-------------------------------------
Angus A. MacNaughton

*/s/ S. CAESAR RABOY                     Director                                        June 9, 2000
-------------------------------------
S. Caesar Raboy

****/s/ WILLIAM W. STINSON               Director                                        June 9, 2000
-------------------------------------
William W. Stinson



* By Edward M. Shea pursuant to Power of Attorney filed as Exhibit 8 to Registration Statement on Form S-6 (File No. 333-94359), filed January 10, 2000.

*** By Edward M. Shea pursuant to Power of Attorney filed as Exhibit 15(b) to Post-Effective Amendment No. 1 to Registrant's Registration Statement on
Form N-4 (File No. 333-82957), filed February 3, 2000.


**** By Edward M. Shea pursuant to Power of Attorney filed as Exhibit 15(d) to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4, File No. 2-78738, filed April 20, 2000.

                                   EXHIBIT INDEX

 (4)(a)          Form of Flexible Payment Combination
                 Fixed/Variable Group Annuity Contract

    (b)          Form of Certificate to be
                 issued in connection with Contract filed as
                 Exhibit 4(a)

    (c)          Form of Flexible Payment Combination
                 Fixed/Variable Individual Annuity Contract

 (5)(a) Form of Application to be used with Contracts filed as Exhibits 4(a) and 4(c)

    (b)          Form of Application to be used with
                 Certificate filed as Exhibit 4(b)

 (6)(b)          By-laws of the Depositor, as amended effective
                 January 1, 2000

(10)(a)          Consent of Independent Auditors

(16)             Organizational Chart